Form 20-F
period 2014-12-31
Jumei International Holding Ltd
filed 2015-04-29
CIK 1597680

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from                       to

Commission file number: 001-36442

Jumei International Holding Limited
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

20th Floor, Tower B, Zhonghui Plaza 11 Dongzhimen South Road, Dongcheng District Beijing 100007, People’s Republic of China
(Address of principal executive offices)

Mona Meng Gao

Yunsheng Zheng

Co-Chief Financial Officers
Telephone: +86 10 5676-6974 / + 86 10 5676-6918
E-mail: mengg@jumei.com / yunshengz@jumei.com
20th Floor, Tower B, Zhonghui Plaza
11 Dongzhimen South Road, Dongcheng District
Beijing 100007, People’s Republic of China
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American depositary shares, each representing one Class A ordinary share Class A ordinary Shares, par value $0.00025 per share	The New York Stock Exchange The New York Stock Exchange*

* Not for trading, but only in connection with the listing on The New York Stock Exchange of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2014, there were 145,205,128 ordinary shares outstanding, par value $0.00025 per share, being the sum of 86,400,288 Class A ordinary shares and 58,804,840 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See the definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐ No ☐

i

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	an “active customer” for a specified period are to a customer that made at least one purchase during the period;

•	“ADSs” are to our American depositary shares, each of which represents one Class A ordinary share;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

•	“GMV” are to gross merchandise volume, which is the total value of merchandise sold through Jumei;

•	our “internet platform” are to our jumei.com and jumeiglobal.com websites and our mobile platform;

•	“Jumei,” “we,” “us,” “our company” and “our” are to Jumei International Holding Limited, and, in the context of describing our business and results of operations, also include its subsidiaries, consolidated variable interest entities and subsidiaries of the consolidated variable interest entities;

•	“net GMV” are to the sum of (i) net revenues generated from merchandise sales, and (ii) net revenues generated from marketplace services and adding back corresponding payables to our third-party merchants; net GMV can be obtained from GMV by deducting value-added tax and surcharges, customer returns and cash coupons, and adding delivery fees charged to our customers;

•	“ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.00025 per share;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“SKUs” are to stock keeping units; and

•	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.

•	We are an “emerging growth company” as defined in the JOBS Act.

Certain information shown in Renminbi amounts in this annual report are accompanied by translations into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all such translations from Renminbi to U.S. dollars in this annual report were made at RMB6.2046 to US$1.0000, the noon buying rate for December 31, 2014 set forth in the H.10 statistical release of the Federal Reserve Board. Our net GMV amounts for the historical periods are denominated in RMB and were translated into US$ amounts using the applicable average exchange rate for each relevant period. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government restricts the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions. On April 24, 2015, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.1930 to US$1.0000.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that involve risks and uncertainties. All statements other than statements of current or historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our goals and strategies;

•	our future business development, financial conditions and results of operations;

•	the expected growth of the retail and online retail markets in China;

•	our expectations regarding demand for and market acceptance of our products and services;

•	our expectations regarding our relationships with customers, suppliers and third-party merchants;

•	our plans to invest in our fulfillment infrastructure and technology platform;

•	competition in our industry; and

•	relevant government policies and regulations relating to our industry.

You should read thoroughly this annual report and the documents that we refer to in this annual report with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this annual report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Selected Financial Data

The following summary consolidated statements of income data for the years ended December 31, 2012, 2013 and 2014, summary consolidated balance sheet data as of December 31, 2013 and 2014 and summary consolidated cash flow data for the years ended December 31, 2012, 2013 and 2014 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The summary consolidated statements of loss data for the year ended December 31, 2011, summary consolidated balance sheet data as of December 31, 2011 and 2012 and summary consolidated cash flow data for the year ended December 31, 2011 have been derived from our audited consolidated financial statements which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

You should read the summary consolidated financial information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	For the Year Ended December 31,
	2011	2012	2013	2014
	(in $ thousands, except for share, per share and per ADS data)
Summary Consolidated Statements of Income/(Loss):
Net revenues:
Merchandise sales	3,307	209,059	413,050	546,384
Marketplace services	18,481	24,165	69,946	86,535
Total net revenues	21,788	233,224	482,996	632,919
Cost of revenues	(2,788)	(148,541)	(283,317)	(382,719)
Gross profit	19,000	84,683	199,679	250,200
Operating expenses
Fulfillment expenses	(11,842)	(28,884)	(59,228)	(70,775)
Marketing expenses	(9,348)	(36,484)	(52,151)	(81,277)
Technology and content expenses	(739)	(4,416)	(10,023)	(22,090)
General and administrative expenses	(1,431)	(4,761)	(40,013)	(16,690)
Total operating expenses(1) :	(23,360)	(74,545)	(161,415)	(190,832)
Income/(loss) from operations	(4,360)	10,138	38,264	59,368
Other income/(expenses)
Interest income, net	6	199	916	13,381
Others, net	(150)	(93)	127	9,184
Income/(loss) before tax	(4,504)	10,244	39,307	81,933
Income tax benefit/(expense)	475	(2,140)	(14,303)	(15,973)
Net income/(loss)	(4,029)	8,104	25,004	65,960
Net income attributable to noncontrolling interests	-	-	-	(36)
Net income/(loss) attributable to Jumei International Holding Limited	(4,029)	8,104	25,004	65,924
Accretion to preferred share redemption value	(716)	(1,688)	(1,795)	(755)
Income allocation to participating Redeemable Preferred Shares	-	(1,292)	(7,403)	(9,127)
Net income/(loss) attributable to Jumei ordinary shareholders	(4,745)	5,124	15,806	56,042

	For the Year Ended December 31,
	2011	2012	2013	2014
	(in $ thousands, except for share, per share and per ADS data)
Weighted average number of ordinary shares used in per share calculations(2):
- Basic	40,644,779	50,070,659	59,475,739	115,090,686
- Diluted	40,644,779	83,672,986	83,196,788	125,217,054
Net income/(loss) per share attributable to Jumei's ordinary shareholders:
- Basic	(0.12)	0.10	0.27	0.49
- Diluted	(0.12)	0.06	0.19	0.45
Net income/(loss) per ADS attributable to Jumei's ordinary shareholders(3):
- Basic	(0.12)	0.10	0.27	0.49
- Diluted	(0.12)	0.06	0.19	0.45

(1)	Share-based compensation expenses are allocated in operating expense items as follows:

	For the Year Ended December 31,
	2011	2012	2013	2014
	(in thousands of US$)
Fulfilment expenses	-	-	382	955
Marketing expenses	-	-	481	1,629
Technology and content expenses	40	30	785	1,358
General and administrative expenses	167	234	31,144	2,423

(2)	On April 8, 2011, we effected a 4,000-for-1 share split whereby all of our 50,000 then issued and outstanding ordinary shares of a par value of $1.00 each were converted into 200,000,000 ordinary shares of a par value of $0.00025 each. Concurrent with the share split, we repurchased an aggregate of 130,924,549 ordinary shares from the then existing shareholders. As a result of the share split, the number of our total authorized shares was increased from 50,000 to 200,000,000. Immediately prior to the completion of our initial public offering in May 2014, all of the ordinary shares then held by Super ROI Global Holding Limited and Pinnacle High-Tech Limited were re-designated as Class B ordinary shares on a one-for-one basis and all of the then remaining ordinary shares and preferred shares that were issued and outstanding were automatically converted and re-designated into Class A ordinary shares on a one-for-one basis.

(3)	Each ADS represents one Class A ordinary share.

	As of December 31,
	2011	2012	2013	2014
	(in thousands of US$)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	9,117	29,964	111,402	165,407
Accounts receivable, net	3,336	1,454	2,807	4,403
Inventories	28	14,748	32,653	101,613
Total assets	18,903	71,188	195,311	743,315
Accounts payable	970	38,592	88,766	145,442
Total liabilities	9,712	53,592	119,651	192,796
Total mezzanine equity	13,701	15,389	17,184	-
Total shareholders’ equity/(deficit)	(4,510)	2,207	58,476	550,519

	As of December 31,
	2011	2012	2013	2014
	(in thousands of US$)
Summary Consolidated Cash Flow Data:
Net cash provided by/(used in) operating activities	(2,009)	27,360	84,806	68,711
Net cash used in investing activities	(2,027)	(6,601)	(4,643)	(418,208)
Net cash provided by/(used in) financing activities	10,140	-	(833)	403,778
Effect of exchange rate changes on cash and cash equivalents	50	88	2,108	(276)
Net increase in cash and cash equivalents	6,154	20,847	81,438	54,005
Cash and cash equivalents at beginning of year	2,963	9,117	29,964	111,402
Cash and cash equivalents at end of year	9,117	29,964	111,402	165,407

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business

Any harm to our Jumei (聚美) brand or our reputation may materially and adversely affect our business and results of operations.

We believe that the recognition and reputation of our Jumei (聚美) brand among our customers, suppliers and third-party merchants have contributed significantly to the growth and success of our business. Maintaining and enhancing the recognition and reputation of our brand are critical to our business and market position. Many factors, some of which are beyond our control, are important to maintaining and enhancing our brand. These factors include our ability to:

•	maintain the popularity, quality and authenticity of the products we offer;

•	provide a superior online shopping experience to customers;

•	increase brand awareness through various means of marketing and promotional activities;

•	maintain the efficiency, reliability and quality of our fulfillment and delivery services;

•	maintain and improve customers’ satisfaction with our after-sales services;

•	preserve and enhance our reputation and goodwill generally and in the event of any negative publicity on product quality or authenticity, customer service, internet security, or other issues affecting us or other online retailers in China; and

•	maintain our cooperative relationships with quality suppliers, third-party merchants and other service providers.

A public perception that non-authentic, counterfeit or defective goods are sold on our internet platform or that we do not provide satisfactory customer service, even if factually incorrect or based on isolated incidents, could damage our reputation, diminish the value of our brand, undermine the trust and credibility we have established among our customers and have a negative impact on our ability to attract new customers or retain our existing customers. In June 2014, the State Administration of Industry and Commerce launched Operation Red-shield, which was aimed at reducing the number of counterfeit products sold on e-commerce platforms in China. In July 2014, news media reported that certain luxury products sold by a third party merchant on a number of major e-commerce platforms in China, including the marketplace on our internet platform, were counterfeit. Following these reports, we received negative publicity. We immediately launched an investigation into the third-party merchant in question and closed its online store at our marketplace. We further decided to stop offering the products at issue on our marketplace. We also offered full refund for such products. Despite our remedial efforts, such negative publicity about us may have adversely damaged our brand, public image and reputation, which may harm our ability to attract customers and result in an adverse impact on our results of operations and prospects. If our reputation suffers, our business prospects may be materially and adversely affected.

We face intense competition, and if we fail to compete effectively, we may lose market share and customers.

China’s retail market for beauty products is fragmented and highly competitive. We face competition from traditional beauty products retailers, such as Watsons and Sephora, and online beauty products retailers, as well as e-commerce platform companies, such as Alibaba Group, which operates Taobao.com and Tmall.com, Amazon China, which operates Amazon.cn, JD.com, Inc., which operates JD.com, E-Commerce China Dangdang Inc., which operates Dangdang.com, and Vipshop Holdings Limited, which operates VIP.com and Lefeng. See “Item 4. Information on the Company – B. Business Overview – Competition.” Our current or future competitors may have longer operating histories, greater brand recognition, better supplier relationships, larger customer bases, more cost-effective fulfillment capabilities or greater financial, technical or marketing resources than we do. Competitors may leverage their brand recognition, experience and resources to compete with us in a variety of ways, including investing more heavily in research and development and making acquisitions for the expansion of their products and services. Some of our competitors may be able to secure more favorable terms from suppliers, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory policies and devote substantially more resources to their website and system development than us. In addition, new and enhanced technologies may increase the competition in the online retail market. Increased competition may reduce our profitability, market share, customer base and brand recognition. There can be no assurance that we will be able to compete successfully against current or future competitors, and such competitive pressures may have a material and adverse effect on our business, financial condition and results of operations.

Our limited operating history makes it difficult to evaluate our business and prospects.

We commenced our beauty products retail business in March 2010 and have a limited operating history. Since our inception, we have experienced rapid growth in our business. Our total net revenues increased by 107.1% from US$233.2 million in 2012 to US$483.0 million in 2013 and further increased by 31.0% to US$632.9 million in 2014. Our net income increased by 208.5% from US$8.1 million in 2012 to US$25.0 million in 2013 and further increased to US$66.0 million in 2014. However, our historical growth rate may not be indicative of our future performance. We cannot assure you that we will be able to achieve similar results or grow at the same rate as we did in the past. Growth may slow and net revenues or net income may decline for a number of possible reasons, some of which are beyond our control, including decreasing consumer spending, increasing competition, slowing growth of our overall market, fulfillment bottlenecks, emergence of alternative business models, changes in government policies or general economic conditions. It is difficult to evaluate our prospects, as we may not have sufficient experience in addressing the risks to which companies operating in rapidly evolving markets may be exposed. You should consider our prospects in light of the risks and uncertainties that fast-growing companies with a limited operating history may encounter.

Our growth prospects could be negatively impacted by our decision to terminate our marketplace beauty products and luxury products sales to shift our marketplace beauty products sales to merchandise sales.

In the third quarter of 2014, we began to shift our marketplace beauty product sales to our merchandise sales. By the end of 2014, we had replaced most of our historical marketplace beauty product offerings using procurements through direct brand cooperation, department stores and our Jumei Global. While our decision to undertake such transitions were driven by our determination to ensure the authenticity and quality of the products sold through our internet platform, such transitions have resulted in a decrease in the number of SKUs available through our internet platform and exerted increased pressure on our merchandizing team to source the relevant beauty products directly. Furthermore, the termination of marketplace beauty product sales and the shift to merchandising sales had a negative impact on our financial performance in 2014.  Although we are taking measures to improve operating efficiency of Jumei Global, we cannot assure you that the shift would not continue to have negative impact on our results of operations or financial results in the future. Our decision to terminate our marketplace beauty products and luxury products sales to shift our marketplace beauty products sales to merchandise sales may negatively impact our future growth prospects and financial performance.

.

If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

We have been growing rapidly since our inception. Expansion has placed, and continues to place, significant strain on our management and resources. To accommodate our growth, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. We will also need to continue to expand, train, manage and motivate our workforce and manage our relationships with customers, suppliers, brand owners, third-party merchants and other service providers. As we selectively increase our product offerings, we will need to work with different groups of new suppliers and third-party merchants efficiently and establish and maintain mutually beneficial relationships with our existing and new suppliers, brand owners and third-party merchants. All of these endeavors involve risks, and will require substantial management effort and significant additional expenditures. We cannot assure you that we will be able to manage our growth or execute our strategies effectively, and any failure to do so may have a material adverse effect on our business and prospects.

Our expansion into new product categories and of our Jumei Global sales channel may expose us to new challenges and more risks and may lower our profit margins.

Since our inception, we have focused on selling beauty products online. We have expanded the product offerings on our internet platform to include selected categories of apparel and other lifestyle products. Expansion into new product categories involve new risks and challenges. Our lack of familiarity with these products and lack of relevant customer data relating to these products may make it more difficult for us to keep pace with the evolving customer demands and preferences.

We launched our Jumei Global sales channel in September 2014, which allows Chinese consumers to directly purchase beauty products from overseas on our internet platform. Our Jumei Global sales channel expose us to new challenges and more risks associated with, for example, managing a global logistical network, operating directly in foreign jurisdictions and handling more complex supply and product return issues. Furthermore, our expansion of our Jumei Global sales channel has required us to make significant investment in building a global supply and logistics infrastructure and incurred considerable costs. The PRC regulatory framework, as well as the implementation policies of local authorizes, in respect of overseas direct purchase and sale of merchandise, including beauty products, are still evolving. New applicable laws and regulations and new interpretation of the existing laws and regulations may be adopted from time to time to address new issues that arise, and additional licenses and permits may be required. As a result, substantial uncertainties exist regarding the evolution of the regulatory system and the interpretation and implementation of current and future PRC laws and regulations applicable to our Jumei Global business.

We have limited experience and operating history in our new product categories and our Jumei Global sales channel, which makes predicting our future results of operations more difficult than it otherwise would be. Therefore, our past results of operations should not be taken as indicative of our future performance. If we cannot successfully address new challenges and compete effectively, we may not be able to recover costs of our investments, and our future results of operations and growth prospects may be materially and adversely affected.

We may incur liability for products sold on our internet platform that are without or have yet to receive proper authorization, or for products sold or content posted on our internet platform that infringe on third-party intellectual property rights, or for products sold on our internet platform that fail to comply with cosmetics-related permits or filing requirements.

In 2014, we worked with approximately 2,400 suppliers and third-party merchants on our internet platform. Although we have adopted measures to verify the authorization of products sold through us and avoid potential infringement of third-party intellectual property rights in the course of sourcing and selling products, we may not be successful in ensuring all products sold on our platform have proper authorization.

We have sold certain branded products that were procured by our suppliers or third-party merchants from overseas and domestic markets that are without or have yet to receive proper authorization and as a result, our relationships with brand owners, particularly the international brand owners that offer beauty products in the China market, may be adversely affected. We have in the past received and may continue to receive claims alleging that some products sold on our internet platform are without authorization from the relevant brand owners and suppliers, or otherwise infringe upon third-party intellectual property rights. Although our suppliers and third-party merchants are responsible for sourcing products to be sold on our internet platform and allegations and claims have not had material adverse impact on our business in the past, we might be required to allocate significant resources and incur material expenses regarding such claims in the future. Irrespective of the validity of such claims, we could incur significant costs and efforts in either defending or settling such claims, which could divert our management’s attention from day-to-day operations. If there is a successful claim against us, we might be required to pay substantial damages or refrain from further sale of the relevant products. Regardless of whether we successfully defend against such claims, we could suffer negative publicity and our reputation could be severely damaged. Any of these events could have a material and adverse effect on our business, results of operations or financial condition.

Furthermore, although as an online distributor we are not required to obtain customs clearance or other specific cosmetics-related permits, we are required under the relevant PRC laws to check whether importers have obtained the requisite import related permits or filings and whether the products have passed the quality inspection before they are sold and distributed in the China market. In the past, for products imported from outside of the PRC, we had requested our suppliers and third-party merchants to provide the relevant import permits or filings. To reduce any legal risks that we may be exposed to, we have adopted internal policy and procedures to periodically check import permits or filings as well as import tariff payments of our suppliers and third-party merchants. If any of our suppliers or third-party merchants has evaded import tariffs or fails to obtain clearance from the customs or inspection and quarantine bureaus and sold such imported products to us or on our internet platform, we may be subject to fines, suspension of business, as well as confiscation of products illegally sold and the proceeds from such sales, depending on the nature and gravity of such liabilities. See “Item 4. Information on the Company – B. Business Overview – Regulation – Regulation Relating to Distribution of Cosmetics.”

Under our standard form agreements, we require suppliers or third-party merchants to indemnify us for any losses we suffer or any costs that we incur due to any products we source from these suppliers or any products sold by these third-party merchants. However, not all of our agreements with suppliers and third-party merchants have such terms, and for those agreements that have such terms, we may not be able to successfully enforce our contractual rights and may need to initiate costly and lengthy legal proceedings in China to protect our rights. Enforcing our contractual rights under those agreements will incur significant costs and efforts and will divert our management’s attention from day-to-day operations. See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.”

If counterfeit products are sold on our internet platform, our reputation and financial results could be materially and adversely affected.

Suppliers and third-party merchants on our internet platform are separately responsible for sourcing the products that are sold on our internet platform. Although we have adopted measures to verify the authenticity of products sold on our internet platform and to immediately remove any counterfeit products found on our internet platform, these measures may not always be successful. In July 2014, a major media outlet reported that certain luxury products sold by a third party merchant on a number of major e-commerce platforms in China, including the marketplace on our internet platform, were counterfeits. We immediately took actions to address this issue. Potential sanctions under PRC law if we were to negligently participate or assist in infringement activities associated with counterfeit goods include injunctions to cease infringing activities, rectification, compensation, administrative penalties and even criminal liability, depending on the gravity of such misconduct. Furthermore, counterfeit products may be defective or inferior in quality as compared to authentic products and may pose safety risks to our customers. If our customers are injured by counterfeit products sold on our internet platform, we may be subject to lawsuits, severe administrative penalties and criminal liability. See “—We may be subject to product liability claims if our customers are harmed by the products sold on our internet platform.” We believe our brand and reputation are extremely important to our success and our competitive position. The discovery of counterfeit products sold on our internet platform may severally damage our reputation and cause customers to refrain from making future purchases from us, which would materially and adversely affect our business operations and financial results.

If we are unable to provide high quality customer experience, our business and reputation may be materially and adversely affected.

The success of our business largely depends on our ability to provide high quality customer experience, which in turn depends on a variety of factors. These factors include our ability to continue to offer authentic products at competitive prices, source products to respond to customer demands and preferences, maintain the quality of our products and services, provide reliable and user-friendly website interface and mobile applications for our customers to browse and purchase products, and provide timely and reliable delivery and superior after-sales service. If our customers are not satisfied with our products or services, or the prices at which we offer the products, or our internet platform is severely interrupted or otherwise fail to meet our customers’ requests, our reputation and customer loyalty could be adversely affected.

We rely on contracted third-party delivery service providers to deliver our products. Interruptions to or failures in the delivery services could prevent the timely or successful delivery of our products. These interruptions or failures may be due to unforeseen events that are beyond our control or the control of our third-party delivery service providers, such as inclement weather, natural disasters or labor unrest. If our products are not delivered on time or are delivered in a damaged state, customers may refuse to accept our products and have less confidence in our services. Furthermore, the delivery personnel of contracted third-party delivery service providers act on our behalf and interact with our customers personally. Any failure to provide high-quality delivery services to our customers may negatively impact the shopping experience of our customers, damage our reputation and cause us to lose customers.

In addition, we depend on our customer service center and online customer service representatives to provide live assistance to our customers 24 hours a day, 7 days a week. If our customer service representatives fail to provide satisfactory service, or if waiting times are too long due to the high volume of calls from customers at peak times, our brand and customer loyalty may be adversely affected. In addition, any negative publicity or poor feedback regarding our customer service may harm our brand and reputation and in turn cause us to lose customers and market share.

As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to offer products at attractive prices to meet customer needs and preferences, our business, financial condition and results of operations may be materially and adversely affected.

Our future growth depends on our ability to continue attracting new customers and increasing the spending level of our existing customers. Constantly changing consumer preferences have affected and will continue to affect the online retail industry. We must stay abreast of emerging lifestyle and consumer preferences and anticipate product trends that will appeal to existing and potential customers. Our customers choose to purchase authentic and quality products on our internet platform due in part to the attractive prices that we offer, and they may choose to shop elsewhere if we cannot match the prices offered by other online retailers or by physical stores. If our customers cannot find their desired products within our product portfolio at attractive prices, they may lose interest in us and visit our internet platform less frequently or even stop visiting our internet platform altogether, which in turn may materially and adversely affect our business, financial condition and results of operations.

We rely on the online retail sale of beauty products for a substantial portion of our net revenues.

Since our inception, we have focused on selling beauty products online. We expect that sales of beauty products will continue to be our focus and represent a substantial portion of our total net revenues in the near future. We have increased our offerings to include other product categories, mainly apparel products. However, our sales of these new products may not increase to a level that would substantially reduce our dependence on online sales of beauty products. We face intense competition from other online retailers of beauty products and from established companies with physical stores that are moving into the online space. Any event that results in a reduction in our sales of beauty products could materially and adversely affect our ability to maintain or increase our current level of net revenue and business prospects.

If we fail to manage and expand our relationships with suppliers and third-party merchants, or otherwise fail to procure products at favorable terms, our business and growth prospects may suffer.

We worked with approximately 700, 1,700 and 2,400 suppliers and third-party merchants in 2012, 2013 and 2014, respectively. Our suppliers and third-party merchants include brand owners, brand distributors, resellers and suppliers of our exclusive products. Maintaining strong relationships with these suppliers and third-party merchants is important to the growth of our business.

In particular, we depend significantly on our ability to procure products from suppliers on favorable pricing terms and attract third-party merchants to offer their products on commercially attractive terms. However, our agreements do not ensure the long-term availability of products or the continuation of particular pricing practices or payment terms beyond the end of the contractual term. Other than for exclusive products, our agreements with suppliers and third-party merchants typically do not restrict them from selling products to other buyers. We cannot assure you that our current suppliers and third-party merchants will continue to sell products to us or offer products on our internet platform on commercially attractive terms, or at all, after the term of the current agreement expires. Even if we maintain good relationships with our suppliers and third-party merchants, they may be unable to remain in business due to economic conditions, labor actions, regulatory or legal decisions, natural disasters or other causes. In the event that we are not able to source products at favorable prices, our net revenues and gross profit as a percentage of net revenues may be materially and adversely affected.

In the event that any supplier or third-party merchant does not have authorization from the relevant brands to sell certain products to us, the suppliers may be prevented from selling beauty products to us or the third-party merchants may be prevented from selling apparel and other lifestyle products at our internet platform at any time, which may adversely affect our business and net revenues. In addition, if our suppliers cease to provide us with favorable payment terms, our requirements for working capital may increase and our operations may be materially and adversely affected. We will also need to establish new supplier and third-party merchant relationships to ensure that we have access to a steady supply of products on favorable commercial terms. If we are unable to develop and maintain good relationships with suppliers and third-party merchants that would allow us to obtain a sufficient amount and variety of authentic and quality products on acceptable commercial terms, it may limit our ability to offer sufficient products sought by our customers, or to offer these products at prices acceptable to them. Any negative developments in our relationships with suppliers and third-party merchants could materially and adversely affect our business and growth prospects. If we fail to attract new suppliers and third-party merchants to sell their products to us or offer their products on our internet platform due to any reason, our business and growth prospects may be materially and adversely affected.

We have been named as a defendant in putative shareholder class action lawsuits that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

We will have to defend against the putative shareholder class action lawsuits described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings,” including any appeals of such lawsuits should our initial defense be unsuccessful. We are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of these lawsuits. In the event that our initial defense of these lawsuits is unsuccessful, there can be no assurance that we will prevail in any appeal. Any adverse outcome of these cases, including any plaintiff’s appeal of a judgment in these lawsuits, could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

We plan to expand our fulfillment network. If we are not able to manage such expansion successfully, our growth potential, business and results of operations may be materially and adversely affected.

We believe our fulfillment network, currently consisting of strategically located logistics centers in Tianjin, Zhengzhou, Kunshan, Chengdu, Guangzhou, Shenyang, South Korea and Hong Kong, is essential to our business. We plan to set up more logistics centers to increase our warehouse capacity, accommodate more customer orders and provide better coverage of our target markets. As we continue to add logistics center capability, our fulfillment network becomes increasingly complex and challenging to operate. We cannot assure you that we will be able to lease facilities suitable to our needs on commercially acceptable terms or at all. We may not be able to recruit a sufficient number of qualified employees with regards to the expansion of our fulfillment network. In addition, the expansion of our fulfillment infrastructure may strain our managerial, financial, operational and other resources. If we fail to manage such expansion successfully, our growth potential, business and results of operations may be materially and adversely affected.

We depend on numerous third-party delivery service providers to deliver our products, and if they fail to provide reliable delivery services, our business and reputation may be materially and adversely affected.

We used a network of 47 third-party inter-city transportation companies and local third-party delivery service providers companies to deliver parcels to our customers as of December 31, 2014. For customers in remote areas not covered by our delivery network, we use the state-owned China postal services to deliver our products. Interacting with and coordinating the activities of many delivery companies are complicated and any major interruptions to or failures in these third parties’ shipping services could prevent the timely or successful delivery of our products. These interruptions may be due to unforeseen events that are beyond our control or the control of these third-party delivery companies, such as inclement weather, natural disasters, transportation interruptions or labor unrest or shortage. If our products are not delivered on time or are delivered in a damaged state, customers may refuse to accept our products and have less confidence in our services. Thus, we may lose customers, and our financial condition and reputation could suffer. In addition, as local delivery service providers tend to be small companies with limited capital resources, they may be more likely to go bankrupt, go out of business or encounter financial difficulties, in which case we may not be able to retrieve our products in their possession, arrange for delivery of those products by an alternative carrier, receive the payments the delivery service providers collect for us, or hold them accountable for the losses they cause us. Although we generally only pay the delivery service providers after they have performed their services, such payment arrangements may not be sufficient to cover the risks to which we are exposed. In addition, if the delivery service providers cease to provide cash deposits to us or significantly reduce the amount of such deposits, our working capital requirements may increase and our operating cash flow may be materially and adversely affected. Delivery of our products could also be affected or interrupted by the merger, acquisition, insolvency or government shut-down of the delivery companies we engage to make deliveries, especially those local companies with relatively small business scales. The occurrence of any of these problems, alone or together, could damage our reputation and materially and adversely affect our business and results of operations.

Any interruption in the operation of our logistics centers for an extended period may have an adverse impact on our business.

The beauty products we sell are stored in our logistics centers. We have logistics centers in each of Tianjin, Zhengzhou, Kunshan, Chengdu, Guangzhou, Shenyang, South Korea and Hong Kong. All of our logistics centers are leased from third parties. If any of the landlords terminate the lease agreements with us, or materially alter any existing arrangements with us, we may be forced to leave the premises and may not be adequately compensated for our investments or at all, and our business, results of operations and financial condition may be materially and adversely affected as a result.

Our ability to process and fulfill orders accurately and provide high quality customer service depends on the smooth operation of our logistics centers. Our fulfillment infrastructure may be vulnerable to damage caused by fire, flood, power outage, telecommunications failure, break-ins, earthquake, human error and other events. If any of our logistics centers were rendered incapable of operations, then we may be unable to fulfill any orders in any of the geographic areas that rely on that center. We do not carry business interruption insurance, and the occurrence of any of the foregoing risks could have a material adverse effect on our business, prospects, financial condition and results of operations.

We may not be able to recoup the capital expenditures or investments we make to expand and upgrade our fulfillment and technology capabilities.

We have invested and will continue to invest significantly in expanding our logistics centers and upgrading our technology platform. Furthermore, we plan to lease additional logistics centers and purchase additional warehousing equipment. We expect to continue to invest in our fulfillment and technology capabilities as our business further develops. We also intend to continue to add personnel and other resources to our logistics centers and technology platform. We are likely to incur costs associated with these investments earlier than some of the anticipated benefits, and the return on these investments may be lower, or may develop more slowly, than we expect. We may not be able to recover our capital expenditures or investments, in part or in full, or the recovery of these capital expenditures or investments may take longer than expected. As a result, the carrying value of the related assets may be subject to an impairment charge, which could adversely affect our profitability.

If we fail to adopt new technologies or adapt our website, mobile application and systems to changing customer requirements or emerging industry standards, our business may be materially and adversely affected.

To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our internet platform. Our competitors are constantly developing innovations and introducing new products to increase their customer base and enhance user experience. As a result, in order to attract and retain customers and compete against our competitors, we must continue to invest significant resources in research and development to enhance our information technology and improve our existing products and services for our customers. The internet and the online retail industry are characterized by rapid technological evolution, changes in customer requirements and preferences, frequent introductions of new products and services embodying new technologies and the emergence of new industry standards and practices, any of which could render our existing technologies and systems obsolete. Our success will depend, in part, on our ability to identify, develop, acquire or license leading technologies useful in our business, and respond to technological advances and emerging industry standards and practices in a cost-effective and timely way. The development of website, mobile application and other proprietary technology entails significant technical and business risks. There can be no assurance that we will be able to use new technologies effectively or adapt our website, mobile application, proprietary technologies and systems to meet customer requirements or emerging industry standards. If we are unable to adapt in a cost-effective and timely manner in response to changing market conditions or customer requirements, whether for technical, legal, financial or other reasons, our business, prospects, financial condition and results of operations may be materially and adversely affected.

We may be subject to product liability claims if our customers are harmed by the products sold on our internet platform.

We sell products manufactured by third parties, some of which may be defectively designed or manufactured, of inferior quality or counterfeit. For example, beauty products in general, regardless of their authenticity or quality, may cause allergic reactions or other illness that may be severe for certain customers. Sales and distributions of products on our internet platform could expose us to product liability claims relating to personal injury and may require product recalls or other actions. Third parties that suffered such injury may bring claims or legal proceedings against us as the retailer of the products or as the marketplace service provider. See “Item 4. Information on the Company – B. Business Overview – Regulation – Regulation Relating to Product Quality and Consumer Protection.” Although we would have legal recourse against the manufacturers, suppliers or third-party merchants of such products under PRC law, attempting to enforce our rights against the manufacturers, suppliers or third-party merchants may be expensive, time-consuming and ultimately futile. Defective, inferior or counterfeit products or negative publicity as to personal injury caused by products sold on our platform may adversely affect consumer perceptions of our company or the products we sell, which could harm our reputation and brand image. In addition, we do not currently maintain any product liability insurance in relation to products we sell. Our third-party liability insurance coverage does not include products offered through third-party merchants, and the coverage on merchandise sales products might be insufficient. As a result, any material product liability claim or litigation could have a material and adverse effect on our business, financial condition and results of operations. Even unsuccessful claims could result in the expenditure of funds and managerial efforts in defending them and could have a negative impact on our reputation.

If we are unable to conduct our marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected.

We have incurred expenses on a variety of different marketing and brand promotion efforts designed to enhance our brand recognition and increase sales of our products. Our marketing and promotional activities may not be well received by customers and may not result in the levels of product sales that we anticipate. We incurred US$36.5 million, US$52.2 million and US$81.3 million in marketing expenses in 2012, 2013 and 2014, respectively. Marketing approaches and tools in the consumer products market in China are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and customer preferences, which may not be as cost-effective as our marketing activities in the past and may lead to significantly higher marketing expenses in the future. While our innovative marketing campaigns, including our “I endorse myself” micro-films starring our senior executive officers, have proven to be highly successful, we cannot assure you that we can continue to produce, or benefit from, such unique and effective marketing campaigns in the future. Failure to refine our existing marketing approaches or to introduce new effective marketing approaches in a cost-effective manner could reduce our market share, cause our net revenues to decline and negatively impact our profitability.

Our online marketplace is subject to risks associated with third-party merchants.

We are a service provider to third party merchants who sell apparel and other lifestyle products on our internet platform and charge service fees for such sales. We historically offered certain beauty products through third-party merchants and generated marketplace service revenues from such third-party merchants. In the third quarter of 2014, we began the process of terminating our marketplace beauty product sales and shifting our marketplace beauty product sales to our merchandise sales. By the end of 2014, we had substantially completed the termination of our marketplace beauty product sales. We historically provided fulfillment services to third-party merchants who sold beauty products through our internet platform and charged such third-party merchants for such services. For 2014, our net revenues generated from our marketplace services accounted for approximately 13.7% of our total net revenues. Our third-party merchants use their own delivery systems or service providers to deliver products to our customers, which makes it difficult for us to ensure that our customers get the same service for other products sold by us on our internet platform. If any third-party merchant does not control the quality of the products that it sells, or if it does not deliver the products or delivers products that are materially different from its description of them, or if it sells counterfeit or defective products or products without proper authorization on our internet platform and we fail to discover or take necessary measures to prevent such behavior, the reputation of our internet platform and our Jumei (聚美) brand may be materially and adversely affected, and we could face claims that we should be held liable for any losses and damages arising from such misbehavior or infringement. See “Item 4. Information on the Company – B. Business Overview – Regulation – Regulation Relating to Product Quality and Consumer Protection.” In addition, the supplier relationships, customer acquisition analytics and working capital requirements for our marketplace business may not be the same as those for our online direct sales operations, which may complicate the management of our business. In order for our marketplace business to be successful, we may continue to identify and attract new third-party merchants, and we may not be successful in this regard.

If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected.

Our business requires us to manage a large volume of inventory effectively. We depend on our forecasts of demand for and popularity of various products to make purchase decisions and to manage our inventory of SKUs. Demand for products, however, can change significantly between the time inventory or components are ordered and the date of sale. Demand may be affected by seasonality, new product launches, rapid changes in product cycles and pricing, product defects, changes in consumer spending patterns, changes in consumer tastes with respect to our products and other factors, and our customers may not order products in the quantities that we expect. It may be difficult to accurately forecast demand, and determine appropriate product or component. We generally have the right to return unsold items for most of our products to our suppliers. In order to secure more favorable commercial terms, we may need to continue to enter into supply arrangements without unconditional return clauses or with more restrictive return policies.

If we fail to manage our inventory effectively or negotiate favorable credit terms with third party suppliers, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and significant inventory write-downs or write-offs. In addition, if we are required to lower sale prices in order to reduce inventory level or to pay higher prices to our suppliers in order to secure the right to return products to our suppliers, our profit margins might be negatively affected. Any of the above may materially and adversely affect our results of operations and financial condition.

Uncertainties relating to the growth and profitability of the online retail industry in China in general, and the development of the online curated and flash sales business models in particular, could adversely affect our net revenues and business prospects.

We generate substantially all of our net revenues from online retailing. While online retailing has existed in China since the 1990s, only recently have certain online retailers become profitable. The curated and flash sales business models were not introduced to China until recently. The long-term viability and prospects of various online retail business models in China, particularly the online curated and flash sales business models, remain relatively untested. Our future results of operations will depend on numerous factors affecting the development of the online curated and flash sales business and, more broadly, the online retail industry in China, many of which are beyond our control. These factors include:

•	the growth of internet, broadband, personal computer and mobile penetration and usage as well as online retailing in China, and the rate of such growth;

•	the trust and confidence level of online shopping consumers in China, as well as changes in customer demographics and consumer tastes and preferences;

•	the selection, price and popularity of products that we and our competitors offer online;

•	the emergence and development of alternative retail channels or business models that better address the needs of consumers;

•	the development of fulfillment, payment and other ancillary services associated with online purchases.

A decline in the popularity of online shopping or more specifically, of online curated and flash sales, or any failure by us to adapt our internet platform and improve the online shopping experience of our customers in response to trends and consumer requirements, may adversely affect our net revenues and business prospects.

Furthermore, the online retail industry is very sensitive to macroeconomic changes, and retail purchases tend to decline during recessionary periods. Many factors outside of our control, including inflation and deflation, volatility of stock and property markets, interest rates, tax rates and other government policies and unemployment rates can adversely affect consumer confidence and spending, which could in turn materially and adversely affect our growth prospects and profitability.

The proper functioning of our technology platform is essential to our business. Any failure to maintain the satisfactory performance of our internet platform could materially and adversely affect our business and reputation.

The satisfactory performance, reliability and availability of our technology platform are critical to our success and our ability to attract and retain customers and provide quality customer service. Substantially all of our sales of products are made online through our internet platform. Our mobile customer experience relies on the effective use of mobile devices, operating systems, networks and standards that we do not control. Our net revenues depend on the number of visitors who shop on our internet platform and the volume of orders we fulfill. Any system interruptions caused by telecommunications failures, errors encountered during system upgrades or system expansions, computer viruses, hacking or other attempts to harm our systems that result in the unavailability or slowdown of our internet platform, leakage of confidential customer information, degraded order fulfillment performance, or additional shipping and handling costs, which may, individually or collectively, materially and adversely affect our business, reputation, financial condition and results of operations. In addition, any system failure or interruption could cause material damage to our reputation and brand image if our systems are perceived to be insecure or unreliable. For example, during a sales campaign in March 2013, our system was overwhelmed by unexpected spikes of large user traffic. As a result, our website was down for a couple of hours and we encountered backlogs and delays in our logistics and delivery systems. We subsequently resolved the problems, upgraded our technology system and significantly expanded its peak traffic handling capacities. We have not had any similar system failure since then. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to system interruptions, website slowdown or unavailability, delays or errors in transaction processing, loss of data or the inability to accept and fulfill customer orders. Security breaches, computer viruses and hacking attacks have become more prevalent in our industry. Because of our brand recognition in the online retail industry in China, we believe we are a particularly attractive target for such attacks. We have experienced in the past, and may experience in the future, such attacks and unexpected interruptions. We can provide no assurance that our current security mechanisms will be sufficient to protect our IT systems from any third-party intrusions, viruses or hacker attacks, information or data theft or other similar activities. Any such future occurrences could reduce customer satisfaction, damage our reputation and result in a significant decrease in our net revenues.

Additionally, we must continue to upgrade and improve our technology platform to support our business growth, and failure to do so could impede our growth. However, we cannot assure you that we will be successful in executing these system upgrades and improvement strategies. In particular, our systems may experience interruptions during upgrades, and the new technologies or infrastructures may not be fully integrated with the existing systems on a timely basis, or at all. If our existing or future technology platform does not function properly, it could cause system disruptions and slow response times, affecting data transmission, which in turn could materially and adversely affect our business, financial condition and results of operations.

Any deficiencies in China’s telecommunication infrastructure could impair our ability to sell products over our internet platform, which could cause us to lose customers and materially and adversely affect our results of operations.

Substantially all of our sales of products are made online through our internet platform. Our business depends on the performance and reliability of the telecommunication infrastructure in China. The availability of our internet platform depends on telecommunications carriers and other third-party providers for communications and storage capacity, including bandwidth and server storage, among other things. Almost all access to the internet and mobile internet is maintained through state-owned telecommunication carriers under administrative control, and we obtain access to end-user networks operated by such telecommunications carriers and service providers to present our internet platform to consumers. We have experienced service interruptions in the past, which were typically caused by service interruptions at the underlying external telecommunications service providers, such as the internet data centers and broadband carriers from which we lease services. Service interruptions prevent consumers from viewing our internet platform and placing orders, and frequent interruptions could frustrate customers and discourage them from attempting to place orders, which could cause us to lose customers and adversely affect our results of operations.

Failure to protect confidential information of our customers and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.

A significant challenge to the online retail industry is the secure transmission of confidential information over public networks. Substantially all of the orders and some of the payments for products we offer are made through our internet platform. In addition, some online payments for our products are settled through third-party online payment services. We also share certain personal information about our customers with contracted third-party delivery service providers, such as their names, addresses, phone numbers and transaction records. In such cases, maintaining complete security for the transmission of confidential information on our technology platform, such as customer names, personal information and billing addresses, is essential to maintaining customer confidence.

We have adopted security policies and measures, including encryption technology, to protect our proprietary data and customer information. However, advances in technology, the expertise of hackers, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the technology that we use to protect confidential information. We may not be able to prevent third parties, especially hackers or other individuals or entities engaging in similar activities, from illegally obtaining such confidential or private information we hold as a result of our customers’ visits on our website. Such individuals or entities obtaining our customers’ confidential or private information may further engage in various other illegal activities using such information. In addition, we have limited control or influence over the security policies or measures adopted by third-party providers of online payment services through which some of our customers may elect to make payment for purchases at our website. The contracted third-party delivery service providers we use may also violate their confidentiality obligations and disclose or use information about our customers illegally. Although we do not believe that we will be held responsible for any such illegal activities, any negative publicity on our website’s safety or privacy protection mechanism and policy could have a material and adverse effect on our public image and reputation. We cannot assure you that similar events will not occur in the future. Any compromise of our information security or contracted third-party delivery service providers’ information security measures could have a material and adverse effect on our reputation, business, prospects, financial condition and results of operations.

Practices regarding the collection, use, storage, transmission and security of personal information by companies operating over the internet and mobile platforms have recently come under increased public scrutiny. As online retailing continues to evolve, we believe that increased regulation by the PRC government of data privacy on the internet is likely. We may become subject to new laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information that could affect how we store, process and share data with our customers, suppliers and third-party merchants. We generally comply with industry standards and are subject to the terms of our own privacy policies.

Significant capital and other resources may be required to protect against information security breaches or to alleviate problems caused by such breaches or to comply with our privacy policies or privacy-related legal obligations. The methods used by hackers and others engaged in online criminal activities are increasingly sophisticated and constantly evolving. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, could cause our customers to lose trust in us. Any perception by the public that online transactions or the privacy of user information are becoming increasingly unsafe or vulnerable to attacks could inhibit the growth of online retailing and other online services generally, which may reduce the number of orders we receive.

Payment methods used on our internet platform subject us to third-party payment processing-related risks.

We accept payments using a variety of methods, including payment on delivery, online payments with credit cards and debit cards issued by major banks in China, and payment through third-party online payment platforms such as Alipay. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profit margins. We may also be subject to fraud and other illegal activities in connection with the various payment methods we offer, including online payment and cash on delivery options. We also rely on third parties to provide payment processing services. For example, we use contracted third-party delivery service providers for our cash on delivery payment options. The delivery personnel of our contracted third-party delivery service providers collect the payment on our behalf, and we require the contracted third-party delivery service providers to remit the payment collected to us on the following day. If these companies fail to remit the payment collected to us in a timely fashion or at all, if they become unwilling or unable to provide these services to us, or if their services quality deteriorates, our business could be disrupted. We are also subject to various rules, regulations and requirements, regulatory or otherwise, governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customers, process electronic funds transfers or facilitate other types of online payments, and our business, financial condition and results of operations could be materially and adversely affected.

Our delivery and return policies may adversely affect our results of operations.

We have adopted shipping policies that do not necessarily pass the full cost of shipping on to our customers. We also have adopted customer-friendly return policies that make it convenient and easy for customers to change their minds after completing purchases. These policies improve customers’ shopping experience and promote customer loyalty, which in turn help us acquire and retain customers. However, these policies also subject us to additional costs and expenses, which we may not be able to recoup through increased net revenues. Our ability to handle a large volume of returns is unproven. If our return rates are higher than we expected, or such return policy is misused by a significant number of customers, our costs may increase significantly and our results of operations may be materially and adversely affected. In addition, as we cannot resell returned products that are not in their original packaging or return the products to our suppliers pursuant to our contracts with them. If return rates for such products increase significantly, we may experience an increase in our inventory balance, which may adversely affect our working capital. If we revise these policies to reduce our costs and expenses, our customers may be dissatisfied, which may result in losing existing customers or failing to acquire new customers at a desirable pace, which may materially and adversely affect our results of operations.

We may be the subject of anti-competitive, harassing, or other detrimental conduct by third parties including complaints to regulatory agencies, negative blog postings, and the public dissemination of malicious characterization of our business that could harm our reputation and cause us to lose market share, customers and net revenues and adversely affect the price of our ADSs.

We have been subject to negative postings and other media exposure on our business in the past. We may become the target of anti-competitive, harassing, or other detrimental conduct by third parties. Such conduct includes complaints, anonymous or otherwise, to regulatory agencies. We may be subject to government or regulatory investigation as a result of such third-party conduct and may be required to expend significant time and incur substantial costs to address such third-party conduct, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Additionally, allegations, directly or indirectly against us, may be posted in internet chat-rooms or on blogs or any website or social media platform by anyone, whether or not related to us, on an anonymous basis. Consumers value readily available information concerning retailers and the goods and services offered by them and often act on such information without further investigation or authentication and without regard to its accuracy. Information on social media platforms and devices is easily accessible, and any negative publicity on us or our founders and management can be quickly and widely disseminated. Social media platforms and devices immediately publish the content their subscribers and participants post, often without filters or checks on accuracy of the content posted. Information posted may be inaccurate and adverse to us, and it may harm our performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction. Our reputation may be negatively affected as a result of the public dissemination of anonymous allegations or malicious statements about our business, which in turn may cause us to lose market share, customers and net revenues and adversely affect the price of our ADSs.

Our business depends on the continued efforts of our management. If we lose their services or they are unable to work together effectively or efficiently, our business may be severely disrupted.

Our business operations depend on the continued services of our senior management, particularly the executive officers named in this annual report. Our management team has only been working together since the inception of our company. If they cannot work together effectively or efficiently, our business may be severely disrupted. If one or more of our executive officers were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all. Our business, financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain personnel. If any of our executive officers joins a competitor or forms a competing business, we may lose customers, suppliers, know-how and key professionals and staff members. Our executive officers have entered into employment agreements and confidentiality and non-competition agreements with us. However, if any dispute arises between our officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

If we are unable to recruit, train and retain qualified personnel or sufficient workforce while controlling our labor costs, our business may be materially and adversely affected.

We intend to hire additional qualified employees to support our business operations and planned expansion. Our future success depends, to a significant extent, on our ability to recruit, train and retain qualified personnel, particularly technical, fulfillment, marketing and other operational personnel with experience in the online retail industry. Our experienced mid-level managers are instrumental in implementing our business strategies, executing our business plans and supporting our business operations and growth. The effective operation of our managerial and operating systems, logistics centers, customer service center and other back office functions also depends on the hard work and quality performance of our management and employees. Since our industry is characterized by high demand and intense competition for talent and labor, we can provide no assurance that we will be able to attract or retain qualified staff or other highly skilled employees that we will need to achieve our strategic objectives. Our logistics centers also require a significant number of blue-collar workers, and these positions tend to have higher than average turnover. Labor costs in China have increased with China’s economic development, particularly in the large cities where we operate our logistics centers. Rising inflation in China, which has had a disproportionate impact on everyday essentials such as food, is also putting pressure on wages. In addition, as we are still a young company, our ability to train and integrate new employees into our operations may also be limited and may not meet the demand for our business growth on a timely fashion, or at all. If we are unable to attract, train and retain qualified personnel, our business may be materially and adversely affected.

Increases in labor costs or restrictions in the supply of labor in China may materially and adversely affect our business, financial condition and results of operations.

We currently use workers dispatched by third-party labor service agents to provide customer service, logistics and delivery services. Under such labor arrangement, we may incur joint liabilities if such third-party labor service agents infringe such dispatched workers’ rights. Such labor arrangement does not comply with the Interim Provisions on Labor Dispatch issued in January 2014, which became effective on March 1, 2014, that provides the number of dispatched contract workers hired by an employer shall not exceed 10% of the total number of its work force. We are required to formulate a plan to reduce the number of our dispatched contract workers to below the statutory limits prior to March 1, 2016. Although we are allowed to continue to engage the dispatched workers pursuant to our existing agreements with labor service agents entered into before December 28, 2012, we will need to replace them with full-time employees after the expiration of these contracts. We expect this may result in an increase in our labor cost. If we are found to be in violation of the new rules regulating contract workers, we may be ordered by the labor authority to rectify the noncompliance by entering into written employment contracts with our contract workers, and if we fail to rectify within the time period specified by the labor authority, we may be subject to a penalty ranging from RMB5,000 to RMB10,000 per dispatched worker. See “Item 4. Information on the Company – B. Business Overview – Regulation – Regulation on Employment.”

We source our products exclusively from third-party suppliers in China. With the rapid development of the Chinese economy, the cost of labor has increased and may continue to increase. Our results of operations will be materially and adversely affected if the labor costs of our suppliers increase. In addition, even if labor costs do not increase, we and our suppliers may not be able to find a sufficient number of workers to produce or provide us with the products we offer.

Furthermore, pursuant to the new PRC labor contract law that became effective in 2008, as amended in 2012, employers in China are subject to stricter requirements when signing labor contracts, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. The labor contract law and related regulations impose greater liabilities on employers and may significantly increase the costs of workforce reductions. If we decide to significantly change or reduce our workforces, the labor contract law could adversely affect our ability to make such changes in a timely, favorable and effective manner. Any of these events may adversely affect our business, financial condition and results of operations.

Future strategic alliances, investments or acquisitions may have a material and adverse effect on our business, reputation and results of operations.

We may in the future enter into strategic alliances with various third parties to further our business purposes from time to time. Strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the counter-party, and an increase in expenses incurred in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have little ability to control or monitor their actions. To the extent the third parties suffer negative publicity or harm to their reputations from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with such third parties.

In addition, if we are presented with appropriate opportunities, we may acquire additional assets, technologies or businesses that are complementary to our existing business. Future acquisitions and the subsequent integration of new assets and businesses into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. The costs of identifying and consummating acquisitions may be significant. We may also incur significant expenses in obtaining approvals from shareholders and relevant government authorities in China and elsewhere in the world. Acquired assets or businesses may not generate the financial results we expect. In addition, acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations. Any such negative developments could have a material adverse effect on our business, financial condition and results of operations.

Any lack of requisite approvals, licenses or permits applicable to our business or failure to comply with PRC laws and regulations may have a material and adverse impact on our business, financial condition and results of operations.

Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including the Ministry of Commerce, the Ministry of Industry and Information Technology, or MIIT. Together, these government authorities promulgate and enforce regulations that cover many aspects of the operation of online retailing and distribution of food and nutritional supplements, including entry into these industries, the scope of permissible business activities, licenses and permits for various business activities, and foreign investment. We are required to hold a number of licenses and permits in connection with our business operation, including the ICP license, food distribution permit, hygiene permit for nutritional supplements, as well as approvals for the establishment of foreign-invested enterprises engaging in the sale of goods over the internet. We have in the past held and currently hold all licenses and permits described above. See “Item 4. Information on the Company – B. Business Overview – Regulation – Regulations Relating to Foreign Investment” and “Item 4. Information on the Company – B. Business Overview – Regulation – Licenses and Permits.”

As of the date of this annual report, we have not received any notice of warning or been subject to penalties or other disciplinary action from the relevant governmental authorities regarding our conducting our business without the above mentioned approvals and permits. However, we cannot assure you that we will not be subject to any penalties in the future. As online retailing is still evolving in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to online retail businesses. For example, we are providing mobile applications to mobile device users. It is uncertain if our variable interest entities, or VIEs, will be required to obtain a separate operating license in addition to the valued-added telecommunications business operating licenses for Internet content provision service. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material and adverse effect on our results of operations.

We are required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. If the relevant PRC authorities determine that we shall make supplemental social insurance and housing fund contributions and that we are subject to fines and legal sanctions, our business, financial condition and results of operations may be adversely affected.

Our use of some leased properties could be challenged by third parties or government authorities, which may cause interruptions to our business operations.

As of December 31, 2014, we had 27 leased properties for our offices, logistics centers, customer service center and physical stores. The lessors of seven leased properties have not been able to provide proper ownership certificates for the properties we lease or prove their rights to sublease the properties to us or do not hold legal certificates to legally lease properties to us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant government authorities, our leases could be invalidated. We may have to renegotiate the leases with the owners or the parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. In addition, our leasehold interests in leased properties have not been registered with relevant PRC government authorities as required by PRC law, which may expose us to potential fines ranging from RMB1,000 (US$161) to RMB10,000 (US$1,612) per unit leasehold.

As of the date of this annual report, we are not aware of any claims or actions being contemplated or initiated by government authorities, property owners or any other third parties with respect to our leasehold interests in or use of such properties. However, we cannot assure you that our use of such leased properties will not be challenged. In the event that our use of properties is successfully challenged, we may be subject to fines and forced to relocate the affected operations. In addition, we may become involved in disputes with the property owners or third parties who otherwise have rights to or interests in our leased properties. We can provide no assurance that we will be able to find suitable replacement sites on terms acceptable to us on a timely basis, or at all, or that we will not be subject to material liability resulting from third parties’ challenges on our use of such properties. As a result, our business, financial condition and results of operations may be materially and adversely affected.

Failure to renew our current leases or locate desirable alternatives for our facilities could materially and adversely affect our business.

As of December 31, 2014, we leased an aggregate of approximately 117.7 thousand square meters of properties for our offices, logistics centers, customer service center and physical stores. We may not be able to successfully extend or renew such leases upon expiration of the current term on commercially reasonable terms or at all, and may therefore be forced to relocate our affected operations. This could disrupt our operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations. In addition, we compete with other businesses for premises at certain locations or of desirable sizes. As a result, even though we could extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties. In addition, we may not be able to locate desirable alternative sites for our facilities as our business continues to grow and such failure in relocating our affected operations could affect our business and operations.

We have granted, and may continue to grant, options, restricted shares and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses.

We adopted a share incentive plan in 2011, or the 2011 plan, and a share incentive plan in 2014, or the 2014 plan, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Under the 2011 plan, we are authorized to grant options or share purchase rights to purchase up to 10,401,229 ordinary shares. As of February 28, 2015, options to purchase 6,502,897 ordinary shares are issued and outstanding under the 2011 plan. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our consolidated statement of income in accordance with U.S. GAAP. Under the 2014 plan, we are authorized to grant options, restricted shares and restricted share units. The maximum aggregate number of shares which may be issued initially pursuant to all awards under the 2014 plan is 6,300,000 Class A ordinary shares. The number of shares reserved for future issuances under the 2014 plan will be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, or such lesser number of Class A ordinary shares as determined by our board of directors, on the first day of each calendar year during the term of the 2014 plan beginning in 2015. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 plan is 8,439,805 Class A ordinary shares as of February 28, 2015. As of February 28, 2015, 38,272 restricted share units have been granted under the 2014 plan. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, copyrights, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. As of December 31, 2014, we owned 209 registered trademarks, copyrights to 12 software programs developed by us relating to various aspects of our operations, and 22 registered domain names, including jumei.com and jumeiglobal.com. See “Item 4. Information on the Company – B. Business Overview – Regulation on Intellectual Property Rights.” Although we are not aware of any copycat websites that attempt to cause confusion or diversion of traffic from us at the moment, we may become an attractive target to such attacks in the future because of our brand recognition in the online retail industry in China. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We have been in the past, and may be from time to time in the future, subject to legal proceedings and claims relating to the intellectual property rights of others. Some of our trademarks applications have been challenged by third parties and we may not be able to successfully register such trademarks. In addition, there may be other third-party intellectual property that is infringed by our products, services or other aspects of our business. There could also be existing patents or other intellectual property rights of which we are not aware that our products may inadvertently infringe. We cannot assure you that holders of the relevant intellectual property rights purportedly relating to some aspect of our technology platform or business, if any such holders exist, would not seek to enforce such intellectual property rights against us in China, the United States or any other jurisdictions. In addition, we strive to closely monitor the products offered on our internet platform, and also require suppliers and third-party merchants to indemnify us for any losses we suffer or any costs that we incur in relation to the products we source from such suppliers or the products offered by such third-party merchants on our internet platform. However, we cannot be certain that these measures would be effective in completely preventing the infringement of trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. Further, the application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from our business and operations to defend against these third-party infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question.

Finally, we use open source software in connection with parts of our technology platform. Companies that incorporate open source software into their own products and services have, from time to time, faced claims challenging the ownership of open source software and compliance with open source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or noncompliance with open source licensing terms. Some open source software licenses require users who distribute open source software as part of their software to publicly disclose all or part of the source code to such software and make available any derivative works of the open source code on unfavorable terms or at no cost. Any requirement to disclose our source code or pay damages for breach of contract could be harmful to our business results of operations and financial condition.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

Prior to our initial public offering in May 2014, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm, or our independent accountant, has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements as of December 31, 2012 and 2013 and for the years ended December 31, 2012 and 2013, we and our independent accountant identified one “material weakness” in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, and other control deficiencies. The material weakness identified related to our lack of sufficient and competent financial reporting and accounting personnel to implement key controls over period end financial reporting and to prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC financial reporting requirements. We have implemented a number of measures to address the material weakness that has been identified. For details of these remedies, see “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Internal Control over Financial Reporting.” However, the implementation of these measures may not fully address the material weakness and deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct the material weakness and control deficiencies or our failure to discover and address any other material weakness or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

Furthermore, it is possible that, had our independent accountant conducted an audit of our internal control over financial reporting, such firm might have identified additional material weaknesses and deficiencies. We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2015. In addition, once we cease to be an “emerging growth company” as such term is defined in the Jumpstart Our Business Startups Act, or the JOBS Act, our independent accountant must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent accountant, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting and other compliance obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

We believe our current cash and cash equivalents, short-term investments and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any marketing initiatives or investments we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to obtain a credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in dilution of our existing shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

The global macroeconomic environment is facing challenges, including the escalation of the European sovereign debt crisis since 2011, the end of quantitative easing by the U.S. Federal Reserve and the economic slowdown in the Eurozone in 2014. It is unclear whether the Chinese economy will resume its high growth rate. The Chinese economy has slowed down in recent years. According to the National Bureau of Statistics of China, in 2014, China’s gross domestic product grew at a rate of 7.4%. There have been concerns over unrest in the Middle East and Africa, which have resulted in volatility in oil and other markets, and over the possibility of a war involving Ukraine. There have also been concerns about the territorial disputes involving China in Asia and the economic effects. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

We have limited insurance coverage which could expose us to significant costs and business disruption.

We maintain certain insurance policies to safeguard against risks and unexpected events. We have purchased all risk property insurance covering our inventory in all of our logistics centers and certain fixed assets such as equipment, furniture and office facilities. We also purchase cargo transportation insurance from time to time to cover our beauty products in transit. We purchased third-party liability insurance covering our merchandise sales products against claims from consumers in relation to alleged defects in product quality. For certain of our logistics staff, we purchased personal injury insurance. However, as the insurance industry in China is still in an early stage of development, insurance companies in China currently offer limited business-related insurance products. We do not maintain business interruption insurance or product liability insurance, nor do we maintain key-man life insurance on our directors or officers. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

Our business could be adversely affected by natural disasters or the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, the influenza A (H1N1), H7N9, the Ebola virus or another epidemic. Any of such occurrences could cause severe disruption to our daily operations, and may even require a temporary closure of our facilities. Such closures may disrupt our business operations and adversely affect our results of operations. Our operation could also be disrupted if our suppliers, customers or business partners were affected by such natural disasters or health epidemics.

Risks Related to Our Corporate Structure

If the PRC government deems that the contractual arrangements in relation to our VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of internet-based businesses, including online retail businesses and distribution of online information, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except for the e-commerce business) and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Guidance Catalog of Industries for Foreign Investment promulgated in 2007, as amended in 2015, or the Catalog and other applicable laws and regulations. As provided for under the amendment to the Guidance Catalog of Industries for Foreign Investment in 2015, which became effective on April 10, 2015, “e-commerce business” is an exception to the above restriction on foreign investment. However, the above amended Catalog does not define the “e-commerce business,” and its interpretation and enforcement involve significant uncertainties, therefore, we cannot assure you that whether our online retail business and distribution of online information falls into the “e-commerce business” and thus, whether we are permitted to conduct our value-added telecommunication services in the PRC through our subsidiaries in which foreign investors own more than 50% of equity interests.

We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. Accordingly, as of the date of this annual report, none of our PRC subsidiaries is eligible to provide value-added telecommunication services in China. To comply with PRC laws and regulations, we conduct such business activities through Reemake Media Co., Ltd., or Reemake Media, a PRC VIE of ours. Reemake Media holds our ICP license as an internet information provider. Reemake Media is 82.30% owned by Mr. Leo Ou Chen, our founder, chairman and chief executive officer, 8.85% owned by Mr. Yusen Dai, our founder, director and executive officer, and 8.85% owned by Mr. Hui Liu, a former employee of our company. Tianjin Yingxun Technology Co., Ltd., or Tianjin Yingxun, another of our PRC VIEs, is in the process of applying for an ICP license. Tianjin Yingxun is 80% owned by Mr. Leo Ou Chen and 20% owned by Mr. Yusen Dai. All of the shareholders of Reemake Media and Tianjin Yingxun are PRC citizens. We entered into a series of contractual arrangements with each of our VIEs and their respective shareholders, which enable us to:

•	exercise effective control over our VIEs;

•	receive substantially all of the economic benefits of our VIEs; and

•	have an exclusive option to purchase all or part of the equity interests and assets in our VIEs when and to the extent permitted by PRC law.

Because of these contractual arrangements, we are the primary beneficiary of our VIEs and hence consolidate their financial results as our VIEs under U.S. GAAP. For a detailed discussion of these contractual arrangements, see “Item 4. Information on the Company – C. Organizational Structure.”

In the opinion of Fangda Partners, our PRC legal counsel, (i) the ownership structure of our wholly-owned subsidiaries and VIEs in China does not result in any violation of PRC laws and regulations currently in effect; and (ii) the contractual arrangements between our subsidiaries and VIEs and their respective shareholders governed by PRC law will not result in any violation of PRC laws or regulations currently in effect. However, we have been advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules; accordingly, the PRC regulatory authorities may take a view that is contrary to or otherwise different from the opinion of our PRC legal counsel. For example, the Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015, pursuant to which, VIEs that are controlled via contractual arrangements would also be deemed as foreign invested enterprises, or FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is in the “restriction category” on the “negative list” which is to be separately issued by the State Council in the future, the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC state-owned enterprises or agencies, or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the VIEs will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal. Through our dual-class share structure, Mr. Leo Ou Chen and Mr. Yusen Dai, our founders and principal beneficial owners of our company, who are PRC citizens, possess and control 87.2% of the voting power of our company as of February 28, 2015. However, if the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as market entry clearance granted by the Ministry of Commerce, to be completed by companies with existing VIE structure like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. See “—Risks Related to Doing Business in China—Substantial uncertainties exist with respect to the enactment timetable, the final version, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.” If our ownership structure, contractual arrangements and businesses of our PRC subsidiaries or our VIEs are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain the foresaid market entry clearance, or our PRC subsidiaries or our VIEs fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

•	revoking the business licenses and/or operating licenses of such entities;

•	shutting down our servers or blocking our website, or discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiaries and VIEs;

•	imposing fines, confiscating the income from our PRC subsidiaries or our VIEs, or imposing other requirements with which we or our VIEs may not be able to comply;

•	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIEs and deregistering the equity pledges of our VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIEs; or

•	restricting or prohibiting our use of the proceeds of our offshore offerings to finance our business and operations in China.

Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of our VIEs that most significantly impact its economic performance, and/or our failure to receive the economic benefits from our VIEs, we may not be able to consolidate such entities in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with our VIEs and their respective shareholders for a portion of our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with our VIEs and their respective shareholders to hold our ICP license as an internet information provider. For a description of these contractual arrangements, see “Item 4. Information on the Company – C. Organizational Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. For example, our VIEs and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations, including maintaining our website and using the domain names and trademarks, in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of our VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our VIEs and their respective shareholders of their obligations under the contracts to exercise control over our VIEs. The shareholders of our consolidated VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with our VIEs. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by our VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with our VIEs may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If our VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC law. For example, if the respective shareholders of our VIEs were to refuse to transfer their equity interest in the VIEs to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIEs, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.”

The shareholders of our VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Mr. Leo Ou Chen, Mr. Yusen Dai and Mr. Hui Liu are the shareholders of Reemake Media, owning 82.30%, 8.85% and 8.85% equity interest, respectively, in Reemake Media. Mr. Leo Ou Chen is our founder, chairman of board of directors and chief executive officer, Mr. Yusen Dai is our founder, director and executive officer, and Mr. Hui Liu is a former employee of our company. See “Item 6. Directors, Senior Management and Employees – E. Share Ownership.” Mr. Leo Ou Chen and Mr. Yusen Dai are the shareholders of Tianjin Yingxun, owning 80% and 20% equity interest, respectively, in Tianjin Yingxun. The shareholders of our VIEs may have potential conflicts of interest with us. These shareholders may breach, or cause our VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIEs, which would have a material and adverse effect on our ability to effectively control our VIEs and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with our VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between the respective shareholders of our VIEs and our company. Each of Mr. Leo Ou Chen and Mr. Yusen Dai is also a director and executive officer of our company. We rely on Mr. Chen and Mr. Dai to abide by the laws of the Cayman Islands and China, which provide that directors owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. There is currently no specific and clear guidance under PRC laws that address any conflict between PRC laws and laws of Cayman Islands in respect of any conflict relating to corporate governance. If we cannot resolve any conflict of interest or dispute between us and the shareholders of our VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between our wholly-owned subsidiaries in China, our VIEs in China, and their respective shareholders were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust our VIEs income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIEs for PRC tax purposes, which could in turn increase their tax liabilities without reducing our subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIEs’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by our VIEs that are material to the operation of our business if the entities go bankrupt or become subject to dissolution or liquidation proceedings.

As part of our contractual arrangements with our VIEs, they hold certain assets that are material to the operation of our business, including the ICP license, and the domain names and trademarks. If our VIEs go bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, our VIEs may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If our VIEs undergo a voluntary or involuntary liquidation proceeding, the independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and operations.

Substantially all of our operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, and since 2012, the Chinese economy has slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and adversely affect our business and operating results.

Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. Issues, risks and uncertainties relating to PRC government regulation of the internet industry include, but are not limited to, the following:

•	We only have contractual control over our website. We do not directly own the website due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including internet information provision services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

•	The online commerce industry in China is still in an early stage of development and the PRC laws applicable to the industry are still evolving. Due to the lack of clarity under the existing PRC regulatory regime, we may be required to comply with additional legal and licensing requirements. For example, we are providing mobile applications to mobile device users. It is uncertain if our VIEs will be required to obtain a separate operating license in addition to the valued-added telecommunications business operating licenses for Internet content provision service. Although we believe that we are not explicitly required to obtain such separate license which is in line with the current market practice, there can be no assurance that we will not be required to apply for an operating license for our mobile applications in the future.

•	The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office (with the involvement of the State Council Information Office, the MIIT, and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry.

•	New laws and regulations may be promulgated that will regulate internet activities, including online retail. If these new laws and regulations are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations at the time they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, issued by the MIIT in July 2006, prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this circular, either the holder of a value-added telecommunication services operation permit or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. If an ICP license holder fails to comply with the requirements and also fails to remedy such non-compliance within a specified period of time, the MIIT or its local counterparts have the discretion to take administrative measures against such license holder, including revoking its ICP license. Currently, Reemake Media, a PRC VIE of ours, holds an ICP license, and it operates our website. Reemake Media owns the relevant domain names and trademarks in connection with our value-added telecommunications business and has the necessary personnel to operate such website.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones.

Substantial uncertainties exist with respect to the enactment timetable, the final version, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Ministry of Commerce has solicited comments on this draft and substantial uncertainties exist with respect to its enactment timetable, the final version, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the Ministry of Commerce or its local counterparts, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% of more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be an FIE, it will be subject to the foreign investment restrictions or prohibitions, if the FIE is engaged in the industry listed in the “negative list” which will be separately issued by the State Council later. Unless the underlying business of the FIE falls within the negative list, which calls for market entry clearance by the Ministry of Commerce or its local counterparts, prior approval from the government authorities as mandated by the existing foreign investment legal regime would no longer be required for establishment of the FIE.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to our VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 4. Information on the Company – C. Organizational Structure.” Under the draft Foreign Investment Law, VIEs that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is in the “restriction category” on the “negative list,” the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC State-owned enterprises or agencies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the VIEs will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

Through our dual-class share structure, Mr. Leo Ou Chen and Mr. Yusen Dai, our founders and principal beneficial owners of our company, who are PRC citizens, possess and control 87.2% of the voting power of our company as of February 28, 2015. However, in the draft Foreign Investment Law, the Ministry of Commerce has not taken a position on what actions shall be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties. Moreover, it is uncertain whether the value-added telecommunication service industry, in which our VIEs operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as market entry clearance granted by the Ministry of Commerce, to be completed by companies with existing VIE structure like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

Regulation and censorship of information disseminated over the internet in China may adversely affect our business, and we may be liable for content that is displayed on our website.

China has enacted laws and regulations governing internet access and the distribution of products, services, news, information, audio-video programs and other content through the internet. In the past, the PRC government has prohibited the distribution of information through the internet that it deems to be in violation of PRC laws and regulations. If any of our internet information were deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations. We may also be subject to potential liability for any unlawful actions of our customers or users of our website or for content we distribute that is deemed inappropriate. It may be difficult to determine the type of content that may result in liability to us, and if we are found to be liable, we may be prevented from operating our website in China.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require our subsidiaries to adjust their taxable income under the contractual arrangements they currently has in place with our VIEs in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us. See “—Risks Related to Our Corporate Structure—Contractual arrangements in relation to our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.”

Under PRC laws and regulations, our PRC subsidiaries, as wholly foreign-owned enterprises in China, may pay dividends only out of their respective accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Under PRC laws and regulations, we are permitted to utilize the proceeds from our offshore offerings to fund our PRC subsidiaries by making loans to or additional capital contributions to our PRC subsidiaries, subject to applicable government registration and approval requirements.

Any loans to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by the Ministry of Commerce or its local counterpart and the amount of registered capital of such foreign-invested company. For example, the current amounts of approved total investment and registered capital of Beijing Jumei are approximately US$6.5 million and US$6.5 million, respectively, and the current amounts of approved total investment and registered capital of Tianjin Jumeiyoupin Technology Co., Ltd., or Tianjin Jumei, are approximately US$20 million and US$20 million, respectively, which means each of Beijing Jumei and Tianjin Jumei cannot obtain any loans from our entities outside of China currently.

We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be approved by the Ministry of Commerce or its local counterpart according to the PRC laws and regulations currently in effect. In addition, SAFE issued a circular in September 2008, SAFE Circular No. 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular No. 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and unless otherwise provided by law, may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of SAFE Circular No. 142 could result in severe monetary or other penalties. To satisfy and facilitate the business and capital operations of foreign invested enterprises in the PRC, on July 15, 2014, SAFE issued a SAFE Circular 36 which launched the pilot reform of administration regarding conversion of foreign currency registered capitals of foreign-invested enterprises in 16 pilot areas. According to the SAFE Circular 36, an ordinary foreign-invested enterprise with a business scope containing “investment” in the pilot areas is permitted to use Renminbi converted from its foreign-currency registered capital to make equity investments in the PRC, subject to certain registration and settlement procedure as set forth in the SAFE Circular 36. On April 8, 2015, SAFE released the Notice on the Reform of the Management Method for the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19, which will come into force and supersede SAFE Circular No. 142 and SAFE Circular 36 from June 1, 2015. SAFE Circular 19 has made certain adjustments to some regulatory requirements on the settlement of foreign currency capital of foreign-invested enterprises, and some foreign exchange restrictions under SAFE Circular No. 142 are expected to be lifted. For example, the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise can be used for equity investments in the PRC but cannot be used to provide entrusted loans or repay loans between non-financial enterprises. As this circular is newly promulgated and has not become effective yet, there remains uncertainty as to the interpretation and application of this circular and any other future foreign exchange related rules.

In light of the above requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circular 19, we cannot assure you that we will be able to complete the necessary registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received or expect to receive from our offshore offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

PRC regulation of loans by offshore holding companies to PRC entities and governmental control of currency conversion may limit our ability to fund the operations of our consolidated VIEs.

Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to have our Cayman Islands holding company or other offshore entities to use the proceeds from our offshore offerings to extend loans to our VIEs, the PRC domestic companies. Meanwhile, we are not likely to finance the activities of our VIEs by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in value-added telecommunications services. In addition, due to the restrictions on a foreign-invested enterprise’s use of Renminbi converted from foreign-currency registered capital under PRC regulations, including SAFE Circular 19, as described under the foregoing risk factor, our PRC subsidiaries may be unable to use the Renminbi converted from their registered capital to provide entrusted loans through financial institutions to our VIEs. Additionally, our PRC subsidiaries are not prohibited under PRC laws and regulations from using their capital generated from their operating activities to provide entrusted loans through financial institutions to our VIEs. We will assess the working capital requirements of our VIEs on an ongoing basis and, if needed, may have our PRC subsidiaries to use their capital from operating activities to provide financial support to our VIEs.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar in 2005, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals. For almost two years after July 2008, this appreciation was halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the Chinese government has allowed the RMB to appreciate slowly against the U.S. dollar again, although there have been some periods when it has lost value against the U.S. dollar, as RMB did for example during 2014.

Significant revaluation of the RMB may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the RMB relative to U.S. dollars would affect our financial results reported in U.S. dollar terms regardless of any underlying change in our business or results of operations.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency.

Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our net revenues in RMB. Under our current corporate structure, our company in the Cayman Islands may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our company who are PRC residents. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in August 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the Ministry of Commerce shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the Ministry of Commerce that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

On July 4, 2014, the SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Overseas Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular No. 37, which replaced the former Circular on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Round Trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Vehicles (generally known as SAFE Circular No. 75) promulgated by the SAFE on October 21, 2005.

SAFE Circular No. 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular No. 37 as a “special purpose vehicle.” SAFE Circular No. 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to complete the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. On February 28, 2015, SAFE released the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment, or SAFE Circular 13, which will come into effect on June 1, 2015. According to this notice, local banks will examine and handle foreign exchange registrations for overseas direct investment, including the initial foreign exchange registrations and amendment registrations, under SAFE Circular No.37. However, since the notice has not yet come into force, there exist high uncertainties with respect to its interpretation and implementation by governmental authorities and banks. See “Item 4. Information on the Company – B. Business Overview – Regulation – SAFE Regulations on Offshore Special Purpose Companies Held by PRC Residents” for more information about SAFE Circular No. 37. According to SAFE Circular 13 which was issued on February 28, 2015 and will come into effect on June 1, 2015, local banks will examine and handle foreign exchange registrations for overseas direct investment, including the initial foreign exchange registrations and amendment registrations, under SAFE Circular No. 37.

We have requested PRC residents who we know hold direct or indirect interest in our company to make the necessary applications, filings and amendments as required under SAFE Circular No. 37 and other related rules. To our knowledge, all of our shareholders who are PRC citizens and hold interest in us, have registered with the local SAFE branch as required under SAFE Circular No. 37. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurance that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements under SAFE Circular No. 37 or other related rules. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth in these regulations may subject us to fines and legal sanctions, restrict our cross-border investment activities, limit our PRC subsidiaries’ ability to distribute dividends and the proceeds from any reduction in capital, share transfer or liquidation to us, and we may also be prohibited from injecting additional capital into our PRC subsidiaries. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC law for circumventing applicable foreign exchange restrictions. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, replacing earlier rules promulgated in March 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options are subject to these regulations. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company – B. Business Overview – Regulation – SAFE Regulations on Employee Stock Incentive Plan.” We have made SAFE registrations for employee stock incentive plans.

Discontinuation of any of the preferential tax treatments and government subsidies or imposition of any additional taxes and surcharges could adversely affect our financial condition and results of operations.

The PRC Enterprise Income Tax Law and its implementation rules have adopted a uniform statutory enterprise income tax rate of 25% to all enterprises in China. The PRC Enterprise Income Tax Law and its implementation rules also permit qualified “high and new technology enterprises,” or HNTEs, to enjoy a preferential enterprise income tax rate of 15% upon filing with relevant tax authorities. The qualification as a HNTE generally has a valid term of three years and the renewal of such qualification is subject to review by the relevant authorities in China. Reemake Media, our consolidated VIE, obtained its HNTE certificate in December 2012 with a valid period of three years. Reemake Media is in the process of renewing its HNTE certificate. We cannot assure you that Reemake Media will be successful in renewing its HNTE certificate. Tianjin Cyril Information Technology Co., Ltd., or Tianjin Cyril, one of our PRC subsidiaries, obtained its HNTE certificate in October 2014 with a valid period of three years. Therefore, Tianjin Cyril is eligible to enjoy a preferential tax rate of 15% from 2014 through 2016, as long as it maintains the HNTE qualification and obtains approval from the relevant tax authority. The failure of Reemake Media to successful renew its HNTE certificate or the discontinuation of the preferential income tax treatments currently available to Tianjin Cyril could have a material and adverse effect on our result of operations and financial condition. We cannot assure you that we will be able to maintain or lower our current effective tax rate in the future.

According to the Notice on the Enterprise Income Tax regarding Deepening Implementation of Grand Development of the Western Region issued by the State Administration of Taxation, enterprises located in the western region of the PRC with principal net revenues of over 70% generated from encouraged category of western region are entitled to a preferential income tax rate of 15% for ten years from January 1, 2011 to December 31, 2020. Chengdu Jumeiyoupin Science and Technology Co., Ltd., or Chengdu Jumei, a subsidiary of our company located within the western region of the PRC and meets the criteria as set forth in the notice, is entitled to the preferential income tax rate of 15% starting from 2013 upon approval by the relevant tax authority. If Chengdu Jumei fails to continue to meet the criteria set forth in the notice, its applicable enterprise income tax rate may increase to 25%, which could have an adverse effect on our financial condition and results of operations.

In addition, our PRC subsidiaries have received various financial subsidies from PRC local government authorities. The financial subsidies are discretionary incentives and policies adopted by PRC local government authorities. Local governments may decide to change or discontinue such financial subsidies at any time. The discontinuation of such financial subsidies or imposition of any additional taxes could adversely affect our financial condition and results of operations.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe Jumei International Holding Limited is not a PRC resident enterprise for PRC tax purposes. See “Item 10. Additional Information – E. Taxation – People’s Republic of China Taxation.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that Jumei International Holding Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of Jumei International Holding Limited would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Jumei International Holding Limited is treated as a PRC resident enterprise.

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through Jumei Hongkong Limited.

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, and a Circular 81 issued by the State Administration of Taxation, such withholding tax rate may be lowered to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise throughout the 12 months prior to distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement and other applicable PRC laws. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), which became effective in October 2009, require that non-resident enterprises must obtain approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 4. Information on the Company – B. Business Overview – Regulation – Regulations on Tax.” The relevant PRC tax authority will conduct a comprehensive analysis and determine whether to grant approval on a case-by-case basis. We cannot assure you that we will be able to obtain the approval from the relevant PRC tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to Jumei Hongkong Limited.

We may face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies

On February 3, 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, which replaced previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfer by Non-PRC Resident Enterprises, or Circular 698, issued by the State Administration of Taxation, on December 10, 2009. Pursuant to Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and is established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immoveable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include the followings: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if their income mainly derive from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares are acquired from a transaction through a public stock exchange.

As Bulletin 7 is lately promulgated, it is not clear how it will be implemented. We may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of the transactions under Bulletin 7, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

Registered public accounting firms in China, including our independent registered public accounting firm, are not inspected by the U.S. Public Company Accounting Oversight Board, which deprives us and our investors of the benefits of such inspection.

Auditors of companies whose shares are registered with the U.S. Securities and Exchange Commission, or the SEC, and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards applicable to auditors. Our independent registered public accounting firm is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB, notwithstanding the requirements of U.S. law, is currently unable to conduct inspections without the approval of the Chinese authorities. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our common stock are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements..

If additional remedial measures are imposed on the Big Four PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

In December 2012, the SEC instituted administrative proceedings against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain PRC-based companies that are publicly traded in the United States. On January 22, 2014, the administrative law judge presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit workpapers to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months. The Big Four PRC-based accounting firms appealed the administrative law judge’s initial decision to the SEC. The administrative law judge’s decision does not take effect unless and until it is endorsed by the SEC. On February 6, 2015, the four China-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC in response to future document requests by the SEC made through the CSRC. If the Big Four PRC-based accounting firms, including our independent registered public accounting firm, fail to comply with the documentation production procedures that are in the settlement agreement or if there is a failure of the process between the SEC and CSRC, the SEC retains authority to impose a variety of additional remedial measures on the firms, such as imposing penalties on the firms and restarting the proceedings against the firms, depending on the nature of the failure. If the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to the delisting of our ADSs from the NYSE or the termination of the registration of our ordinary shares under the Exchange Act, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to our American Depositary Shares

The market price for our ADSs has fluctuated and may be volatile.

The trading prices of our ADSs have fluctuated since we first listed our ADSs. Since our ADSs became listed on the NYSE on May 16, 2014, the trading price of our ADSs has ranged from US$12.11 to US$39.45 per ADS, and the last reported trading price on April 28, 2014 was US$22.00 per ADS. The trading prices of our ADSs may continue to fluctuate widely and be volatile due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011, which may have a material and adverse effect on the market price of our ADSs.

In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:

•	regulatory developments affecting us, our customers, suppliers or our industry;

•	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;

•	changes in the economic performance or market valuations of other online retailers;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	conditions in the online retail industry;

•	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

•	additions to or departures of our senior management;

•	detrimental negative publicity about us, our management or our industry;

•	fluctuations of exchange rates between the RMB and the U.S. dollar;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales or perceived potential sales of additional ordinary shares or ADSs.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrade our ADSs or publish inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

As we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline and could materially impair our ability to raise capital through equity offerings in the future. Certain holders of our ordinary shares may cause us to register under the Securities Act of 1933, as amended, or the Securities Act, the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

Our dual-class voting structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares. As of February 28, 2015, Mr. Leo Ou Chen and Mr. Yusen Dai held 58,804,840 Class B ordinary shares, representing approximately 87.2% of the aggregate voting power of our company.

As a result of the dual class share structure and the concentration of ownership, holders of our Class B ordinary shares have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our other shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Certain existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

As of February 28, 2015, Mr. Leo Ou Chen and Mr. Yusen Dai collectively own an aggregate of 40.5% of our outstanding ordinary shares on an as-converted basis, representing 87.2% of the total voting power of our outstanding ordinary shares. As a result, they have substantial influence over our business, including significant corporate actions such as mergers, consolidations, sales of all or substantially all of our assets and election of directors.

They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. These actions may be taken even if they are opposed by our other shareholders. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise. For more information regarding our principal shareholders and their affiliated entities, see “Item 6. Directors, Senior Management and Employees – E. Share Ownership.”

In addition, we are a “controlled company” as defined under NYSE Listed Company Manual because Mr. Leo Ou Chen beneficially owns a majority of the aggregate voting power of our company. For so long as we remain a controlled company, we are permitted to elect to rely on certain exemptions from corporate governance rules:

•	an exemption from the rule that a majority of our board of directors must be independent directors;

•	the requirement that the compensation committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that the nominating committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement of an annual performance evaluation of the nominating and corporate governance and compensation committees.

As a result, our independent directors may not have as much influence over our corporate governance as they would if we were not a controlled company.

You, as holders of ADSs, may have fewer rights than holders of our ordinary shares and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. Under our second amended and restated memorandum and articles of association, the minimum notice period required to convene a general meeting is ten days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

You may not receive cash dividends if the depositary decides it is impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our Class A ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct our operations in China and substantially all of our assets are located in China. In addition, our directors and executive officers reside within China, and most of the assets of these persons are located within China. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our second amended and restated memorandum and articles of association, the Companies Law (2013 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our existing articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Our memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of holders of our Class A ordinary shares and ADSs.

Our second amended and restated memorandum and articles of association contain certain provisions that could limit the ability of others to acquire control of our company, including a dual-class voting structure that gives disproportionate voting power to the Class B ordinary shares beneficially owned by our founders, and a provision that grants authority to our board of directors to establish from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

As an “emerging growth company,” we will not be required to have auditor attestation of the effectiveness of our internal controls.

We are an “emerging growth company” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various requirements that are applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company, which may be for as long as five years following our initial public offering in May 2014. As a result of our current status as an emerging growth company, our investors may not have access to certain information that they may deem important.

The JOBS Act also provides that an emerging growth company need not comply with any new or revised financial accounting standard until such date that a non-reporting company is required to comply with such new or revised accounting standard. However, we had elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. The decision to opt out of the extended transition period under the JOBS Act was irrevocable.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events are also furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC are less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Currently, we do not rely on home country practice with respect to our corporate governance. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could result in adverse United States federal income tax consequences to United States investors in the ADSs or Class A ordinary shares.

Depending upon the value of our assets, which may be determined based, in part, on the market price of our ADSs, and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. Based on our current income and assets and the market price of our ADSs, we do not expect to be classified as a PFIC for the current taxable year or in the foreseeable future. While we do not anticipate becoming a PFIC, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years. In addition, although the law in this regard is not entirely clear, we treat our VIEs and each of their subsidiaries as being owned by us for United States federal income tax purposes, because we control their management decisions and we are entitled to substantially all of the economic benefits associated with such entities, and, as a result, we consolidate the results of their operations in our consolidated U.S. GAAP financial statements. If it is determined, however, that we do not own the stock of our VIEs or any of their subsidiaries for United States federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable years. Because of the uncertainties in the application of the relevant rules and because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets for that year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. The overall level of our passive assets will be affected by how, and how quickly, we spend our liquid assets. Under circumstances where gross income from activities that produce passive income significantly increase relative to our gross income from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we were to be or become classified as a PFIC, a U.S. Holder (as defined in “Item 10. Additional Information – E. Taxation – United States Federal Income Tax Considerations—General”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or Class A ordinary shares and on the receipt of distributions on the ADSs or Class A ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or Class A ordinary shares. You are urged to consult your tax advisor concerning the United States federal income tax consequences of holding and disposing of ADSs or Class A ordinary shares if we are or become classified as a PFIC. For more information see “Item 10. Additional Information – E. Taxation— United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations” and “—Passive Foreign Investment Company Rules.”

We incurred increased costs as a result of being a public company, and we cannot predict or estimate the amount of additional future costs we may incur or the timing of such costs.

We are a public company and have incurred significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and NYSE, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.0 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We are named as defendants in a number of putative shareholder class action lawsuits in the United States, and we may be involved in more class action lawsuits in the future. Such lawsuits current and could further divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the lawsuits. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Item 4.	Information on the Company

A.	History and Development of the Company

Our founder, chairman and chief executive officer Mr. Leo Ou Chen and two co-founders formed Reemake Media Co., Ltd., or Reemake Media, in Beijing, China in August 2009 and commenced our online beauty products retail business under our Jumei (聚美) brand through Reemake Media in March 2010. In January 2011, Reemake Media acquired 100% of the equity interests in Beijing Shengjinteng Network Science and Technology Co., Ltd., or Beijing Shengjinteng.

In August 2010, we incorporated Jumei International Holding Limited, an exempted company with limited liability, under the laws of the Cayman Islands as our offshore holding company in order to facilitate international financing. In September 2010, we established a wholly-owned Hong Kong subsidiary, Jumei Hongkong Limited to be our intermediate holding company. In March 2011, Jumei Hongkong Limited established a wholly-owned PRC subsidiary, Jumei Youpin (Beijing) Science and Technology Services Co., Ltd., which was subsequently renamed as Beijing Silvia Technology Service Co., Ltd, or Beijing Jumei. In March 2014, we established a new wholly-owned Hong Kong subsidiary named Jumei Hongkong Holding Limited, which operates our Jumei Global business.

Due to PRC legal restrictions on foreign ownership and investment in value-added telecommunication service businesses, we conduct such activities through contractual arrangements with Reemake Media, a consolidated VIE of ours in China. Through Beijing Jumei, we obtained control over Reemake Media in April 2011 by entering into a series of contractual arrangements with Reemake Media and the shareholders of Reemake Media. The contractual arrangements, except for the exclusive consulting and services agreement, were subsequently amended and restated in January 2014. Reemake Media holds an ICP license for our operation as an internet information provider and operates our website. Through Tianjin Jumei we obtained control over Tianjin Yingxun Technology Co., Ltd., or Tianjin Yingxun, in August 2014, by entering into a series of contractual arrangements with Tianjin Yingxun and the shareholders of Tianjin Yingxun. Tianjin Yingxun provides certain technology support services to other entities within our corporate group. Tianjin Yingxun is in the process of applying for an ICP license.

We have entered into a series of contractual arrangements with our VIEs and their respective shareholders. These contractual arrangements allow us to:

•	exercise effective control over our VIEs;

•	receive substantially all of the economic benefits of our VIEs; and

•	have an exclusive option to purchase all or part of the equity interests and assets in our VIEs at the lowest price when and to the extent permitted by PRC law.

As a result of these contractual arrangements, each of Reemake Media and Tianjin Yingxun is a VIE of which we are the primary beneficiary. We have consolidated the financial results of our VIEs and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

Jumei Hongkong Limited established Shanghai Paddy Commerce and Trade Co., Ltd. in June 2012, Chengdu Jumeiyoupin Science and Technology Co., Ltd., or Chengdu Jumei, in July 2012, and Tianjin Cyril Information Technology Co., Ltd., or Tianjin Cyril, and Tianjin Darren Trading Co., Ltd. in March 2013. Tianjin Darren Trading Co., Ltd. was subsequently renamed as Tianjin Qianmei International Trading Co., Ltd., or Tianjin Qianmei, in March 2014. Shanghai Paddy Commerce and Trade Co., Ltd. was subsequently renamed Shanghai Jumeiyoupin Technology Co., Ltd., or Shanghai Jumei, in June 2014. In December 2013, Jumei Hongkong Limited established Tianjin Venus Technology Co., Ltd., a wholly owned subsidiary, which was subsequently renamed as Tianjin Jumeiyoupin Technology Co., Ltd. Tianjin Jumei established Zhengzhou Venus Information Technology Co., Ltd., or Zhengzhou Venus, a wholly-owned subsidiary of Tianjin Jumei, in August 2014. Jumei Hongkong Limited established Suzhou Jumeiyoupin Technology Co., Ltd., or Suzhou Jumei, in October 2014.

Currently, the business scope of each of our wholly-owned subsidiaries in the PRC contains the business of development of computer software and technology, which falls in the encouraged category under the Catalog. The business scope of Shanghai Jumei and Tianjin Qianmei each contains the business of online sales, which falls in the permitted category under the Catalog and which can be conducted by wholly foreign-owned enterprises subject to approvals from the competent government authorities. Shanghai Jumei and Tianjin Qianmei have received approvals from the competent commerce authorities for operation of their online sales business. The other businesses listed in the business scope of each of these wholly owned subsidiaries are not listed in the Catalog and thus fall in the permitted category for foreign investment under PRC law. See “– B. Business Overview – Regulation – Regulation Relating to Foreign Investment.”

We believe that, other than online business conducted through our website that requires an ICP license and thus is subject to foreign ownership restriction, our business operations can be conducted by our wholly owned subsidiaries in China. Since 2011, we have started to conduct our business operations that are not subject to PRC legal restrictions on foreign ownership through our wholly owned subsidiaries.

In addition to our significant subsidiaries and consolidated VIEs and their subsidiaries, we have another two consolidated VIEs and recently established two wholly-owned subsidiaries. The two VIEs are Wuxi Jumei Media Co., Ltd., or Wuxi Jumei, and Tianjin Topspeed Technology Service Co., Ltd., or Tianjin Topspeed. Wuxi Jumei was established in October 2014 and has entered into a series of contractual arrangements with Suzhou Jumei. Tianjin Topspeed was established in November 2014 and has entered into a series of contractual arrangements with Tianjin Jumei. In January and February 2015, we established two wholly-owned subsidiaries in Suzhou, PRC, and South Korea. None of Wuxi Jumei, Tianjin Topspeed, or either of the newly established subsidiaries carried out any material business operation or held any operating license that was material to our company as of the date of this annual report.

On May 16, 2014, our ADSs commenced trading on the New York Stock Exchange, or NYSE, under the symbol “JMEI.” We sold a total of 12,723,854 ADSs, representing 12,723,854 Class A ordinary shares, at the price of US$22.00 per ADS, in our initial public offering. Concurrently with our initial public offering, we also issued 6,818,182 Class A ordinary shares at a price of US$22.00 per share to General Atlantic Singapore Fund Pte. Ltd. through a private placement.

Our principal executive offices are located at 20th Floor, Tower B, Zhonghui Plaza, 11 Dongzhimen South Road, Dongcheng District, Beijing 100007, the People’s Republic of China.  Our telephone number at this address is +86 10-5676-6999.  Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

B.	Business Overview

OVERVIEW

We are China’s leading online retailer of beauty products. We have grown rapidly and substantially since we launched our jumei.com website in March 2010. We achieved US$632.9 million in net revenues and US$66.0 million in net income in 2014, with approximately 13.3 million active customers during the same period.

We believe that our internet platform is a trusted destination for consumers to discover and purchase branded beauty products, and fashionable apparel and other lifestyle products. Leveraging our deep understanding of customer needs and preferences, as well as our strong merchandizing capabilities, we have adopted multiple effective sales formats to encourage product purchases on our platform. Our current sales formats consist of curated sales, online shopping mall and flash sales. Our newly introduced Jumei Global sales channel is part of our curated sales format.

For curated sales, we recommend a carefully selected collection of branded beauty products for a limited period of time at attractive prices. Our curated sales format captures online shoppers’ attention through product recommendations and insightful product descriptions, which has helped us build a strong customer base. As part of our curated sales format, we launched our Jumei Global sales channel in September 2014, which offers Chinese consumers convenient access to beauty products sourced at attractive prices directly from overseas, without the need to travel abroad, and allows our consumers to make payments in Renminbi. We also sell a wider selection of branded beauty products through our online shopping mall on a long-term basis to enhance customer stickiness. To further enhance and complement our customer experience with more choices, we provide a limited-time offering of fashionable apparel and other lifestyle products at deep discounts through flash sales.

We have built a large base of highly engaged and loyal customers, as well as a wide variety of well-selected products. Our active customers totaled approximately 4.8 million, 10.5 million and 13.3 million in 2012, 2013 and 2014, respectively. Our suppliers and third-party merchants include brand owners, brand distributors, resellers and certain exclusive product suppliers. We worked with approximately 2,400 suppliers and third-party merchants in 2014.

We have invested substantial resources to build a mobile platform that is dedicated to providing a superior mobile shopping experience. As a result, sales through our mobile platform have grown significantly since its launch in May 2012. In the fourth quarter of 2014, approximately 60.0% of our GMV was generated through our mobile platform.

Under our visionary management’s leadership, we have attracted a large and loyal user base through our creative and cost-efficient marketing campaigns as well as word-of-mouth referrals resulting from our well-selected products and superior customer experience. We further enhance the attractiveness of our product offerings by entering into arrangements with beauty product suppliers for exclusive sales and distribution of selected products in China. We implement effective measures to control costs and operating expenses, which have enabled us to achieve and increase operating profitability.

Our net revenues were US$233.2 million in 2012, US$483.0 million in 2013 and US$632.9 million in 2014. We achieved net income of US$8.1 million in 2012, US$25.0 million in 2013 and US$66.0 million in 2014. Our net cash provided by operating activities were US$27.4 million in 2012, US$84.8 million in 2013 and US$68.7 million in 2014.

OUR SALES FORMATS

We currently utilize three sales formats: curated sales, online shopping mall and flash sales. We have adopted a curated sales model to sell branded beauty products on our internet platform. Supplementing our curated sales, we also sell a wider selection of branded beauty products in our online shopping mall to enhance customer stickiness. We offer apparel and other lifestyle products that are sold by third-party merchants to satisfy our customers’ growing needs and enhance their shopping experience. As part of curated sales, our Jumei Global offers Chinese consumers convenient access to beauty products sourced at attractive prices directly from overseas, without the need to travel abroad, and allows our consumers to make payments in Renminbi.

Sales of Beauty Products

We have adopted two complementary sales formats on our internet platform for beauty products: curated sales and online shopping mall, pursuant to which we sell beauty products directly to customers.

Curated sales. We believe the curated sales format embraces value, quality and convenience for our customers and enhances our trendsetting image. We curate and recommend a carefully selected collection of branded beauty products for a limited period of time at attractive prices. We carefully select popular beauty products that primarily appeal to females in China.

Launched in September 2014, our Jumei Global offers Chinese consumers convenient access to beauty products sourced at attractive prices directly from overseas and allows our consumers to make payments in Renminbi. Our Jumei Global currently offer products from South Korea, Japan, Taiwan, the United States and a number of European countries. We centralize the customs clearance and domestic fulfillment processes for all products sold through Jumei Global in order to ensure fast product delivery to our customers. Customers may also return unwanted products directly to us within the product return period.

Online shopping mall. In addition to curated sales, we offer a wider selection of branded beauty products through our online shopping mall on a long-term basis and at attractive prices to enhance customer stickiness. Our shopping mall allows customers to browse products based on category, functionality, brand, price and whether they are sold exclusively by us. We collaborate with an extensive range of international and domestic suppliers, who offer diversified and branded beauty products.

Sales of Apparel and Other Lifestyle Products

In addition to beauty products, we offer apparel and other lifestyle products sold by third-party merchants to meet our customers’ growing needs and enhance their shopping experience with more choices.

Flash Sales. Launched in December 2012, our flash sales format features virtual stores of selected third-party merchants, offering apparel and accessories, footwear, handbags and luggage, baby, children and maternity products, as well as home goods and other lifestyle products at deep discounts. Products offered through our flash sales format are directly sold and fulfilled by third-party merchants. By offering products through our flash sales format, we help third party merchants reach their target customers and increase awareness of their brands. Unlike curated sales format, which focuses on SKUs, our flash sales focus on brands. We host sales events for brands via our flash sales format that normally last for three to five days and we select the brands for each sales event based on our understanding of customer preferences and needs. During each sales event, the third party merchants introduce and offer an extensive range of products at deep discounts.

The following table summarizes the key features of our four sales formats:

	Curated Sales	Online Shopping Mall	Flash Sales
Products	Branded beauty products	Branded beauty products	Branded apparel and other lifestyle products
Duration	Usually one to three days	Long-term offerings	Usually five days
Breadth of Offering	Selected, focusing on SKUs	Wide	Selected, focusing on brands
Pricing	Attractive price	Attractive price	Deep discount
Our Role	• Select, curate and recommend a carefully selected collection of SKUs each day • Act as principal	• Merchandize a wider selection of products • Act as principal	• Select brands • Act as service provider for third-party merchants

PRODUCT OFFERINGS

Product Categories

We offer high quality and affordable beauty products. The following table illustrates the categories of beauty products we sell:

Product category	Product description
Cosmetics	Foundation, powder, concealer, makeup remover, eye liner, eye shadow, brow powder, brow pencil, mascara, lip gloss, lipstick and nail polish
Skin care	Facial cleanser, whitening products, sun block, moisturizer, facial mask, eye mask, eye gel, exfoliating scrub, lotion, cream pore cleanser, lip care and toner
Cosmetic applicators	Brush, puff, curler, hair iron and shaver
Fragrance	Perfume and cologne for women and men
Body care	Shampoo, conditioner and body wash
For men	Facial wash, firming lotion, astringent and moisturizer
For baby and children	Lip balm, lotion, shampoo, soap, essence oil, formula milk and diapers

We supplement our product offerings with apparel and other lifestyle products through flash sales format as illustrated by the following table:

Product category	Product description
Womenswear	Women’s apparel, featuring a variety of apparel for different age groups, including casual wear, jeans, dresses, outerwear and swimsuits
Footwear	Shoes for women and men designed in a variety of styles, for both casual and formal occasions

Product category	Product description
Lingerie	Underwear, stockings and pajamas
Handbags and luggage	Purses, satchels, backpacks, duffel bags and luggage
Baby, children and maternity	Apparel, gear and accessories, furnishings and decor, toys and games for boys, girls, infants and toddlers of all age groups and maternity clothes
Menswear	Men’s apparel in various styles for different age groups, including casual and smart-casual T-shirts, polo shirts, jackets, pants and underwear
Sportswear and sporting goods	Sports apparel, and sports gear and footwear for tennis, badminton, soccer and swimming
Accessories	Fashion accessories in a variety of styles and materials, including belts, jewelry, watches and glasses complementing apparel for all seasons and types of customers
Home goods and other lifestyle products	Home goods with an extensive selection of home furnishings, including bedding and bath products, home decor, dining and tabletop items, and small household appliances
Miscellaneous	Snacks and health supplements

Exclusive Products

To enhance the attractiveness of our product offerings, we enter into exclusive arrangements from time to time with manufacturers and other suppliers to offer exclusive products, including products under our private label brands, on our internet platform. Our exclusive products primarily consist of beauty products. In addition, through exclusive arrangements with suppliers, we are able to offer selected SKUs and sets of beauty products under popular brands exclusively on our internet platform. We do not substantially depend on any of our exclusive products suppliers. We also have exclusive distribution rights for the sale of beauty products under global brands seeking to enter into the Chinese market.

Our exclusive products have proven to be highly popular among our customers. For example, our Hippo Family brand of face masks has constantly ranked as one of the most popular curated sales products on our internet platform since its debut.

CUSTOMERS

The majority of our active customers are females. The loyalty of our customer base is demonstrated by the repeat purchase rates and growing willingness of our customers to try new products on our internet platform. The numbers of our active customers were approximately 4.8 million in 2012, 10.5 million in 2013 and 13.3 million in 2014. The number of new customers was approximately 4.2 million in 2012, 8.2 million in 2013 and 8.9 million in 2014. Orders placed by our repeat customers accounted for approximately 86.6%, 88.9% and 87.6% of our total orders in 2012, 2013 and 2014, respectively.

MARKETING

We believe that the most efficient form of marketing for our business is to continuously roll out creative and cost-efficient marketing campaigns to establish our brand image as the trendsetter for beauty and stylish living. These marketing campaigns promote word-of-mouth referrals and enhance repeat customer visits to our internet platform. We have launched a number of television and internet video-based advertising campaigns aimed at promoting our brand image.

As part of our viral marketing strategy, we offer various incentives to our existing customers in order to increase their spending and loyalty. Our customers can earn cash coupons for eligible purchases and gain elite membership status, which offers enhanced benefits such as larger cash coupon rewards, exclusive products and free samples. We offer gifts and lucky draw promotions on our internet platform. Our customers can also earn cash coupons for successful referrals of new members and customers. In addition, we encourage our customers to share their shopping experiences with us through social media and networking websites in China.

We conduct online advertising via search engines, portals, advertising networks, video sharing websites, and social networking and microblogging sites. Our collaboration with search engines is mainly through paid search, whereby we purchase key words and brand-link products. With the help of online advertising networks, we can run our advertisements through a variety of online media. We also upload our promotional videos to popular video sharing websites in China and conduct offline advertising by placing television commercials. We plan to continue to enhance such online and offline advertising efforts as we continue to grow our business.

OUR INTERNET PLATFORM

Our websites

We focus on creating a superior online shopping experience for our customers whereby they are aided by detailed product descriptions, thoughtful peer reviews and multi-angle picture illustrations in making purchase decisions. Our website interface is fully integrated with our warehouse management system, enabling us to track order and delivery status on a real-time basis.

Our website design offers several user-friendly features that enhance customer experience and convenience:

•	Browsing. Our jumei.com home page arranges our product offerings into segments, namely separate webpages for curated sales of beauty products, store fronts of beauty products by brands in our online shopping mall, flash sales of apparel and other lifestyle products and a link to our jumeiglobal.com page. Our websites provide customers with detailed product information, including product specifications, user guides, photographs, peer reviews and ratings.

•	Sales Functionalities. Our jumei.com website allows to view the popularity of each product and see other users who are viewing the products, and by featuring countdown clocks and “Almost Sold-out” banners next to products on our curated sales webpages. Our customers can conveniently share their shopping experiences with us on various social media and networking websites through links prominently set out on our website interface.

•	Product Reviews. To help customers make informed purchasing decisions, we devote a large part of our websites to display recent purchase records for each beauty product to highlight the item’s popularity and encourage previous purchasers to share their feedback. The product descriptions and reviews on our jumei.com website feature detailed statistical analysis and visual aids, including, for example, customer purchase distribution by age group, skin type and zodiac sign. We also provide tools that allow customers to identify suitable products based on their skin type and age group on our jumei.com website. We only allow customers who have made purchases to post reviews on the relevant products, and we incentivize customers by offering them rewards for posting reviews. Our websites allow users to follow other customers who have posted reviews and to receive feeds on the purchase history of such customers.

•	Personalized Services. We offer personalized services to our customers via our account management system by allowing them to customize their payment and delivery preferences. Customers can link their Jumei accounts with other popular social networks and payment platforms in China. To facilitate the ease of the checkout process for our repeat customers, our database keeps track of their preferred delivery address, shipping method and payment option based on information they previously provided. We allow users to subscribe to future curated sales notices via text messages, emails and mobile push notifications. We believe all these features improve the shopping experience of our customers and deepen their loyalty.

Our Mobile Platform

Sales through our mobile platform have grown significantly since its launch in May 2012. Approximately 60.0% of our GMV was generated from our mobile platform in the fourth quarter of 2014.

Our Android- and iOS-based mobile applications allow customers to quickly and efficiently view, discover, select and purchase our products offered at our sales events. Customers can browse our recommended product selections, in particular our curated sales which are immediately accessible as soon as our mobile applications are activated on their mobile devices, and make quick purchases at any time and regardless of their locations. In addition, customers can conveniently browse and search for products based on brand, category, product functionality, and can sort product listings by popularity, price and discount level. Users may also subscribe to future curated sales notifications sent by our mobile applications.

The unique product offerings and functions on our mobile platform further enhance mobile user experience and engagement. We have also launched some of our sales events a few hours earlier on mobile applications to further boost traffic and purchases on our mobile platform. Some selected products and sales events are offered exclusively on our mobile applications to increase their popularity. In addition, we are in collaboration with telecommunication service providers by offering free data usage to customers shopping on our mobile applications. We offer selected products exclusively on our mobile applications to increase their popularity. We also seek to provide customers with a customized shopping experience through analyzing and understanding their transaction histories and browsing patterns on our mobile application and develop targeted sales events to increase customer stickiness and enhance cross-selling opportunities. A direct dial feature on our mobile platform allows users to call our customer service with a single click. We periodically send product promotional information to our mobile application users through text messages and mobile push notifications. We also continuously work on developing additional features to better utilize mobile device functionalities to enhance user experience.

Our Physical Stores

To complement our internet platform, we opened our first physical store in Beijing in December 2013, which showcases our high quality products, professional knowledge in beauty and skincare as well as superior customer services. We have opened another physical store in Beijing since then. After our customers have sampled our products, they are encouraged and guided to make purchases on our website through the tablets in our stores or on our mobile applications through their mobile devices with the assistance of free wi-fi provided in our stores. Our customers can also directly purchase beauty products sold at our physical stores. However, we do not offer any discount on products sold directly offline, so as to encourage our customers to make purchases on our website.

OUR SUPPLIERS AND THIRD-PARTY MERCHANTS

Our suppliers and third-party merchants include brand owners, brand distributors, resellers and exclusive product suppliers. In 2012, 2013 and 2014, we worked with approximately 700, 1,700 and 2,400 suppliers and third-party merchants, respectively.

Supplier and third-party merchant selection. We have implemented a strict and systematic selection process for suppliers and third-party merchants. Our merchandizing team is responsible for identifying potential suppliers and third-party merchants globally based on our selection guidelines. Our key supplier and third-party merchant selection criteria include size, reputation, sales records in offline and online channels and product offerings. We generally choose to work with reputable suppliers and third-party merchants with good track records and high quality product offerings. Once a potential supplier or third-party merchant is identified, we conduct due diligence reviews on its qualifications based on our selection criteria. For our exclusive products, we typically identify suppliers from trade shows and on-site visits based on our selection criteria, including the relevant qualifications and governmental permits. We also conduct detailed factory auditing on the supplier’s manufacturing capability and production process to control product quality.

Supply arrangements. We generally enter into framework supply agreements with suppliers and third-party merchants annually based on our standard form. We constantly communicate with our suppliers and third-party merchants to keep them informed of any changes to the inventory levels of their products in order for them to timely respond to our sales demands. Before hosting a major sales event, we provide advance notice to our suppliers and third-party merchants so that they can prepare ample stock to meet potential surge in demand and increased purchases.

Product selection. Our merchandizing team members possess insightful knowledge and understanding of existing and potential customers’ needs and preferences. Before selecting each product, we consider and analyze historical sales data, fashion trends, seasonality and customer feedbacks to project how many items of a particular product we should offer for curated sales, in our online shopping mall or for flash sales. To maximize the outcome of our curated sales, we carefully plan our product mix to achieve a balanced and complementary product offering across different beauty product categories.

Quality control. In addition to our product selection process, we believe we have one of the most stringent quality assurance and control procedures in the e-commerce industry for products delivered through our logistics network. In July 2013, the Authentic Beauty Products Alliance, or the Alliance, an online organization that aims to call on the whole beauty product industry to commit to authentication and provide only authentic products to consumers, was launched. We were one of the founding organizers of the Alliance, whose organizers also include China Quality Long March (质量万里行), one of the most influential nationwide not-for-profit organizations focusing on product quality in China. The Alliance invites our beauty product suppliers to become members, whereby they agree to place stickers containing unique authentication pin numbers on their products sold through us. Customers may then peel the sticker to reveal authentication pin numbers and validate the product authenticity through the Alliance website or websites of the participating brands. The Alliance had 153 members as of December 31, 2014. A significant portion of our beauty products are sold with verifiable authentication pin numbers.

In addition to the Alliance, we conduct daily laboratory tests using our in-house facilities on randomly selected samples of beauty products provided by our suppliers. The tests are designed to analyze the chemical composition of sample beauty products to ensure their authenticity. Any non-compliant products identified will subject the supplier to fines of up to five times the value of the merchandise as well as permanent termination of business relationship with such supplier.

Furthermore, we diligently examine the product sourcing channel and qualification of our suppliers, carefully inspect all beauty products delivered to our logistics centers, and reject or return products that do not meet our quality standards or the purchase order specifications. We also reject any products with broken or otherwise compromised packaging. In addition, we inspect all products before shipment from our logistics centers to our customers and conduct random periodic quality checks on our inventory. For non-compliant products, we immediately take them off from our internet platform. For apparel and other lifestyle products that are not processed by our logistics centers, we carefully scrutinize the product sourcing channels of third-party merchants and impose penalties, typically in amounts equal to several times the value of the relevant products, for any quality non-compliance that we discover through customer feedback.

Inventory management. Except for Jumei Global, we generally do not pay in advance for the beauty products that we purchase from our suppliers for curated sales or for our online shopping mall. Most of our suppliers of beauty products grant us a credit term of 30 days. For Jumei Global, we pay in advance for the beauty products that we purchase from our suppliers. For selected suppliers, we only have to settle payment after such products are sold to our customers.

PAYMENT AND FULFILLMENT

Payment

We provide our customers with a number of payment options including cash on delivery (for selected cities), bank transfers, online payments with credit cards and debit cards issued by major banks in China, and payment through major third-party online payment platforms, such as alipay.com and tenpay.com.

As part of our marketing efforts, we distribute cash coupons that can be used to deduct from the purchase price of our beauty products. Furthermore, our customers can use the account balances on Jumei accumulated from prior product refunds to make future purchases.

Fulfillment

We have established a logistics and delivery network with nationwide coverage. We have adopted a flexible logistics model supported by our robust and advanced warehouse management system. We use a mix of third-party nationwide and regional delivery companies to ensure reliable and timely delivery.

Logistics Network and Warehouse Management System. Our logistics network consists of regional logistics centers strategically located in Tianjin and Shenyang in Northern China, Chengdu in Western China, Guangzhou in Southern China, Kunshan in Eastern China and Zhengzhou in Central China. Globally, we also have logistics centers located in South Korea and Hong Kong.

Our warehouse management system enables us to closely monitor each step of the fulfillment process from the time a purchase order is confirmed and the product stocked in our logistics centers, up to when the product is packaged and picked up by delivery service providers for delivery to a customer. Shipments from suppliers first arrive at one of our regional logistics centers, depending on demand from each logistics center. At each logistics center, inventory is bar-coded and tracked through our management information system, allowing real-time monitoring of inventory levels across our logistics network and item tracking at each logistics center. We repackage all products to our standardized boxes for optimized storage and sourcing in our logistics centers. Our warehouse management system is specifically designed to support the frequent curated sales events on our internet platform and a large volume of inventory turnover. We closely monitor the speed and service quality of the third-party merchants through customer surveys and feedbacks from our customers to ensure customer satisfaction.

Delivery Services

We deliver orders placed on our internet platform to all areas in China through reputable third-party delivery companies with nationwide coverage, and regional delivery companies. For delivery to remote regions of China, we use China Post.

We leverage our large-scale operations and reputation to obtain favorable contractual terms from third-party delivery companies. To reduce the risk of reliance on any single delivery company, we typically contract with two or more regional delivery companies in each major city. We regularly monitor and review the delivery companies’ performance and their compliance with our contractual terms. For our cash on delivery payment option, we typically require the delivery companies to pay deposits or provide payment guarantees before providing services to us. We typically negotiate and enter into logistics agreements on an annual basis.

CUSTOMER SERVICE

Customers can access our sales and after-sales service hotlines and online representatives 24 hours a day, 7 days a week. Our customer service centers, located in Beijing and Chengdu, had 576 customer service representatives as of December 31, 2014. We train our customer service representatives to answer customer inquiries and proactively educate potential customers about our products and promptly resolve customer complaints. Each representative is required to complete mandatory training, conducted by experienced managers on product knowledge, complaint handling and communication skills.

For beauty products, we generally offer a 30-day product return policy for curated sales and online shopping mall, and a 7-day product return policy for Jumei Global, in both cases generally even if the products have been used or are no longer in their original packaging or original condition. For our apparel and other lifestyle products, our third-party merchants offer a seven-day product return policy, as long as the products are unwashed, undamaged, in their original condition and can be resold. Customers in cities where the payment option of cash on delivery is available can open the packaging and inspect the products ordered upon delivery and refuse acceptance should they be dissatisfied.

Once a customer submits a return application request online, our customer service representatives will review and process the request or contact the customer by e-mail or by phone if there are any questions relating to the request. Upon receipt of the returned product, we credit the customer’s Jumei member or payment account with the purchase price. We provide a shipping allowance of up to RMB15 for products sold through our internet platform.

TECHNOLOGY

Our technology systems are designed to enhance efficiency and scalability, and play an important role in the success of our business. We rely on a combination of internally developed proprietary technologies and commercially available licensed technologies to improve our website and management systems in order to optimize every aspect of our operations for the benefit of our customers, suppliers and third-party merchants.

We have adopted a service-oriented architecture supported by data processing technologies which consists of front-end, mid-end and back-end modules. Our network infrastructure is built upon self-owned servers located in data centers operated by third-party internet data center providers. We are implementing enhanced cloud architecture and infrastructure for our core data processing system to augment our existing virtual private network as we continue to expand our operations, enabling us to achieve significant internal efficiency through a virtual and centralized network platform.

Our front-end modules facilitate the online shopping processes of our customers. Our front-end modules are supported by our content distribution network, dynamic and distributed cluster and a core database, providing our customers with quicker access to the product display they are interested in, and facilitating faster processing of their purchases. We have designed our systems to cope with our maximum peak concurrent visitors at all times. As a result of such foresight, we are able to provide our customers constantly smooth online shopping experience. Our mid-end modules support our daily administrative and business operations and our back-end modules support our supply chain and greatly enhance the efficiency of our operations.

Our business intelligence systems enable us to effectively gather, analyze and make use of internally-generated customer behavior and transaction data. We regularly use this information in planning our marketing initiatives for upcoming curated sales and merchandizing for our online shopping mall. Our business intelligence system is built with the proprietary cloud computing infrastructure, providing decision-making intelligence such as dashboard operation, operational analysis, market analysis, sales forecasts and products such as anti-fraud filters, precision marketing, and other application-oriented intelligent products that facilitate data-driven decision-making and increase our product sales.

We have developed most of the key business modules in-house. We also license software from reputable third-party providers, and work closely with these third-party providers to customize the software for our operations. We have implemented a number of measures to prevent data failure and loss. We have developed a disaster tolerant system for our key business modules which includes real-time data mirroring, real-time data back-up and redundancy and load balancing.

In addition, we have also adopted rigorous security policies and measures to protect our proprietary data and customer information.

SEASONALITY

Overall, the historical seasonality of our business has been relatively mild due to our rapid growth. However, sales in the traditional retail industry are significantly higher in the fourth quarter of each calendar year than in the preceding three quarters. E-commerce companies in China, including us, hold special promotional campaigns on festivals or days popular among young people, such as November 11 each year, which falls in the fourth quarter. We also hold a special promotional campaign in March each year to celebrate our anniversary. These special promotional campaigns typically increase the net revenues in the relevant quarters. Due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results. Our future operating results will be affected by the timing of promotional or marketing campaigns that we may launch from time to time.

INTELLECTUAL PROPERTY

We regard our trademarks, software copyrights, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark, copyright and trade secret protection laws in the PRC, as well as confidentiality procedures and contractual provisions with our employees, service providers, suppliers, third-party merchants and others to protect our proprietary rights. As of December 31, 2014, we owned 209 registered trademarks, copyrights to 12 software programs developed by us relating to various aspects of our operations, and 22 registered domain names, including jumei.com and jumeiglobal.com.

COMPETITION

The retail market of beauty products in China is fragmented and highly competitive. We face competition from traditional beauty products retailers, such as Watsons and Sephora, and online beauty products retailers, as well as e-commerce platform companies, such as Alibaba Group, which operates Taobao.com and Tmall.com, Amazon China which operates Amazon.cn, JD.com, Inc., which operates JD.com, and E-Commerce China Dangdang Inc., which operates Dangdang.com, and Vipshop Holdings Limited, which operates VIP.com and Lefeng.

We believe we compete primarily on the basis of our ability to identify beauty products in demand among consumers and source these products on favorable terms from suppliers and third-party merchants; our ability to ensure the authenticity and quality of our products; our ability to acquire new customers at relative low cost and provide superior customer service; our internet platform features; our customer service and fulfillment capabilities; and our reputation among consumers, suppliers and third-party merchants.

INSURANCE

We maintain certain insurance policies to safeguard against risks and unexpected events. We have purchased property insurance covering our inventory in our logistics centers and certain fixed assets such as equipment, furniture and office facilities. We also purchase cargo transportation insurance from time to time to cover our beauty products in transit. We purchased third-party liability insurance covering our merchandise sales products against claims from consumers in relation to alleged defects in product quality. For certain of our logistics staff, we purchased personal injury insurance.

REGULATION

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

Regulations Relating to Foreign Investment

Industry Catalog Relating to Foreign Investment. Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment, or the Catalog, which was promulgated and is amended from time to time by the Ministry of Commerce and the National Development and Reform Commission. The Catalog divides industries into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalog are generally open to foreign investment unless specifically restricted by other PRC regulations.

Establishment of wholly foreign-owned enterprises is generally permitted in encouraged industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. For example, pursuant to the latest Catalog that was amended in 2015 and became effective in April 10, 2015, the online sale of commodities is in the permitted category and the establishment of foreign-invested enterprises (including wholly foreign-owned enterprises) is subject to certain governmental approvals; and the provision of value-added telecommunications services falls in the restricted category and the percentage of foreign ownership generally cannot exceed 50% (except for the e-commerce business). Under the Catalog, “e-commerce business” is an exception to the above 50% restriction on foreign investment on the value-added telecommunication services. However, the Catalog does not define the “e-commerce business”, and its interpretation and enforcement involve significant uncertainties. Therefore, we cannot assure you that whether our online retail business and distribution of online information falls into the “e-commerce business” and thus, whether we are permitted to conduct our value-added telecommunication services in the PRC through our subsidiaries in which foreign investors own more than 50% of equity interests.

Currently, the business scope of each of our wholly-owned subsidiaries in the PRC contains the business of development of computer software and technology, which falls in the encouraged category under the Catalog. The business scope of each of Shanghai Jumei and Tianjin Qianmei contains the business of online sales, which falls in the permitted category and which can be conducted by wholly foreign-owned enterprises subject to approvals from the competent government authorities. Shanghai Jumei and Tianjin Qianmei have received approvals from the competent commerce authorities for operation of their online sales business. The other businesses listed in the business scope of each of our wholly-owned enterprises are not listed in the Catalog and thus fall in the permitted category for foreign investment under PRC law.

In addition, the Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015, which embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Ministry of Commerce has solicited comments on this draft and substantial uncertainties exist with respect to its enactment timetable, the final version, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects. For more details, see “Item 3. Key Information – D. Risk Factors—Risks Related to Doing Business in China—Substantial uncertainties exist with respect to the enactment timetable, the final version, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

Foreign Investment in the Commercial Sector. According to the Administrative Measures on Foreign Investment in the Commercial Sector issued by the Ministry of Commerce in April 2004, or the Commercial Sector Measures, a foreign investor is permitted to engage in the commercial sector, which is defined in the measures to include wholesale, retail, commission agency and franchising, by setting up commercial enterprises in accordance with the procedures and guidelines provided in the Commercial Sector Measures. To further simplify the approval procedure for foreign investment in the commercial sector, on several occasions in 2005, 2008 and 2010, the Ministry of Commerce delegated its approval authority to its provincial counterparts and authorized them to examine and approve certain applications. Currently, the provincial counterparts of the Ministry of Commerce have the authority to approve applications for setting up foreign-invested enterprises solely engaging in sale of goods through the internet, among others. Currently, each of our PRC subsidiaries engaging in online distribution of cosmetics and other general merchandise has obtained approval from the relevant authorities for this business.

Foreign Investment in Value-Added Telecommunications Businesses. The Regulations for Administration of Foreign-invested Telecommunications Enterprises promulgated by the PRC State Council in December 2001 and subsequently amended in September 2008 set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. These regulations prohibit a foreign entity from owning more than 50% of the total equity interest in any value-added telecommunications service business in China and require the major foreign investor in any value-added telecommunications service business in China have a good and profitable record and operating experience in this industry.

In July 2006, the Ministry of Information Industry, the predecessor of the MIIT, issued the Circular on Strengthening the Administration of Foreign Investment in the Operation of Value-added Telecommunications Business, pursuant to which a domestic PRC company that holds an operating license for value-added telecommunications business, which we refer to as an ICP license, is prohibited from leasing, transferring or selling the ICP license to foreign investors in any form and from providing any assistance, including resources, sites or facilities, to foreign investors that conduct a value-added telecommunications business illegally in China. Further, the domain names and registered trademarks used by an operating company providing value-added telecommunications services must be legally owned by that company or its shareholders. In addition, the company’s operational premises and equipment must comply with the approved coverage region on its ICP license, and the company must establish and improve its internal internet and information security policies and standards and emergency management procedures. If an ICP license holder fails to comply with the above requirements and also fails to remedy such non-compliance within a specified period of time, the MIIT or its local counterparts have the discretion to take administrative measures against the license holder, including revoking its ICP license.

To comply with the PRC regulations discussed above, we operate our jumei.com website and value-added telecommunications services through Reemake Media, a PRC consolidated VIE of ours, which holds an ICP license. Reemake Media, the operator of our jumei.com website, also owns the relevant domain names and trademarks used in our value-added telecommunications businesses.

Licenses and Permits

We are required to hold a variety of licenses and permits in connection with various aspects of our business, including the following:

ICP License. The Telecommunications Regulations promulgated by the State Council and its related implementation rules, including the Catalog of Classification of Telecommunications Business issued by the MIIT, categorize various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services, and internet information services, or ICP services, are classified as value-added telecommunications businesses. Under the Telecommunications Regulations, commercial operators of value-added telecommunications services must first obtain an ICP license from the MIIT or its provincial level counterparts. In September 2000, the State Council also issued the Administrative Measures on Internet Information Services, which was amended in January 2011. According to these measures, a commercial ICP service operator must obtain an ICP license from the relevant government authorities before engaging in any commercial ICP service in China. When the ICP service involves areas of news, publication, education, medical treatment, health, pharmaceuticals and medical equipment, and if required by law or relevant regulations, specific approval from the respective regulatory authorities must be obtained prior to applying for the ICP license from the MIIT or its provincial level counterpart. In March 2009, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses, which set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Reemake Media, as our ICP operator, holds an ICP license issued by the Beijing Telecommunications Administration. See “Item 3. Key Information – D. Risk Factors—Risks Related to Our Business—Any lack of requisite approvals, licenses or permits applicable to our business or failure to comply with PRC laws and regulations may have a material and adverse impact on our business, financial condition and results of operations.”

Food Distribution Permit. China has adopted a licensing system for food supply operations under the Food Safety Law and its implementation rules. Entities or individuals that intend to engage in food production, food distribution or food service businesses must obtain licenses or permits for such businesses. Pursuant to the Administrative Measures on Food Distribution Permits issued by the State Administration of Industry and Commerce, in July 2009, an enterprise needs to obtain a Food Distribution Permit from a local branch of the State Administration of Industry and Commerce to engage in the food distribution business. Furthermore, if enterprises engage in the distribution of nutritional supplements, a Hygiene Permit for Nutritional Supplements is required pursuant to Nutritional Supplements Regulations promulgated by Ministry of Health of the PRC, whose authority to supervise cosmetic products was taken over by the State Food and Drug Administration in 2008. We sell food and nutritional supplements through our website. Reemake Media, our consolidated VIE, has obtained a Food Distribution Permit and a Hygiene Permit for Nutritional Supplements.

Regulation Relating to Distribution of Cosmetics

China has established a regulatory system concerning the production and sale of cosmetics according to the Hygiene Supervision over Cosmetics and its implementation rules and other applicable rules. Cosmetic producers in the PRC need to obtain various licenses and permits or make filings for their production of cosmetics, including: (i) a Cosmetics Hygiene Permit issued by the State Food and Drug Administration or its local counterparts, (ii) a Production License issued by the General Administration of Quality Supervision, Inspection and Quarantine or its local counterparts, (iii) a Special Cosmetics Approval Certificate issued by the State Food and Drug Administration or its local counterparts for production of cosmetics for special uses such as hair nourishment, hair-dye, hair perm, hair removal, breast massage, deodorant, freckle fading and anti-sunburn, and (iv) a Non-special Cosmetics Filing made with the local counterparts of the State Food and Drug Administration for production of cosmetics for non-special uses. For imported cosmetics, pursuant to the Hygiene Supervision over Cosmetics and its implementation rules, producers of overseas cosmetics shall directly or through its designate entity apply for the License or Filing for the First Import of Cosmetics before such cosmetics are imported into the PRC. According to the Measures for the Inspection, Quarantine, Supervision and Administration of Imported and Exported Cosmetics and the Laws of Customs, the import of cosmetics is also subject to the inspection and quarantine procedure required by the Entry & Exit Inspection and Quarantine Bureau or its local counterparts and customs clearance procedure by the General Administration of Customs or its local counterparts, and the importer shall pay import tariffs, value-added tax and excise duty for the import of cosmetics according to the relevant tariffs and tax rules.

As an online distributor of cosmetics, we source the cosmetics from the producers or suppliers, and we are not required to obtain specific cosmetics-related permits, certificates or make filings for our sale of cosmetics via the internet. However, under the relevant PRC laws, we are obliged to check whether the cosmetics we sold on our internet platform have been issued the requisite permits, certificates or filings in relation to the production or import of such products and whether such products have passed the quality inspection before they are sold. If we sell any cosmetics products without such required permits, certificates or filings, we may be subject to fines, suspension of business, as well as confiscation of products illegally sold and the proceeds from such sales under PRC law. In addition, if any cosmetics sold on our internet platform fail to meet the statutory sanitary standards, we may be subject to fines, confiscation of products illegally sold and the proceeds from such sales, and even criminal liabilities in severe circumstances.

Regulations Relating to E-Commerce, Internet Content and Information Security and Privacy

China’s e-commerce industry is at an early stage of development and there are few PRC laws or regulations specifically regulating the e-commerce industry. In May 2010, the State Administration of Industry and Commerce adopted the Interim Measures for the Administration of Online Commodities Trading and Relevant Services, which took effective in July 2010. Under these measures, enterprises or other operators which engage in online commodities trading and other services and have been registered with the State Administration of Industry and Commerce or its local branches must make the information stated in their business license available to the public or provide a link to their business license on their website. Online distributors must adopt measures to ensure safe online transactions, protect online shoppers’ rights and prevent the sale of counterfeit goods. Information on products and transactions released by online distributors must be authentic, accurate, complete and sufficient. The above measures were replaced by the Measures for the Administration of Online Commodities Trading issued by the State Administration of Industry and Commerce on January 26, 2014 which became effective on March 15, 2014. These newly issued measures further impose more stringent requirements and obligations on the online trading or service operators. For example, customers are entitled to return goods (except for certain fresh and perishable goods) which are purchased online within seven days upon receipt without reasons. Where the online distributors also act as marketplace platforms that provide service to third-party merchants, the online distributors are obligated to examine the legal status of the third-party merchants and make the information stated in the business licenses of such third-party merchants available to the public or provide a link to their business licenses on the website, as well as make clear distinction between their online direct sales and sales of third-party merchant products on the marketplace platform. We are subject to such rules as a result of our online direct sales and online marketplace business. The Administrative Measures on Internet Information Services specify that internet information services regarding news, publication, education, medical and health care, pharmacy and medical appliances, among others, are to be examined, approved and regulated by the relevant authorities. Internet information providers are prohibited from providing services beyond those included in the scope of their ICP licenses or filings.

Furthermore, the Administrative Measures on Internet Information Services clearly specify a list of prohibited content. Internet information providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the lawful rights and interests of others. Internet information providers that violate the prohibition may face criminal charges or administrative sanctions by the PRC authorities. Internet information providers must monitor and control the information posted on their websites. If any prohibited content is found, they must remove the offending content immediately, keep a record of it and report to the relevant authorities.

Internet information in China is also regulated and restricted from a national security standpoint. The National People’s Congress, China’s national legislative body, has enacted the Decisions on Maintaining Internet Security, which may subject violators to criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content.

In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. The Administrative Measures on Internet Information Services prohibit ICP service operators from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in 2011, an ICP operator may not collect any user personal information or provide any such information to third parties without the consent of a user. An ICP service operator must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An ICP service operator is also required to properly keep user’s personal information confidential, and in case of any leakage or likely leakage of the user personal information, the ICP service operator must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. Any violation of the above decision or order may subject the ICP service operator to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities. We have required our users to consent to our collecting and using their personal information, and established information security systems to protect user’s privacy.

In relation to cross-border e-commerce trade, such as Jumei Global, the General Administration of Customs has promulgated the Announcement on the Regulatory Issues concerning the Inbound and Outbound Cargos and Items under Cross-border E-commerce Trade, or Customs Circular No. 56, which took effect on August 1, 2014. Under the Customs Circular No. 56, e-commerce enterprises shall make record filing with the local customs bureau and the e-commerce transactions shall be conducted on the platforms that are approved by the customs and are connected to customs networks. For each item that is sold to the PRC customers under cross-border e-commerce, e-commerce enterprises shall submit separate information about orders, payment and logistics to the customs bureau before making customs declaration and shall report the cargo list and import and export goods declaration form to the customs bureau on a monthly basis. Currently, we set up our cross-border e-commerce center in Zhengzhou Free Trade Zone through Zhengzhou Venus, and our e-commerce platform is connected to Zhengzhou customs bureau.

Regulation Relating to Product Quality and Consumer Protection

The PRC Product Quality Law applies to all production and sale activities in China. Pursuant to this law, products offered for sale must satisfy relevant quality and safety standards. Enterprises may not produce or sell counterfeit products in any fashion, including forging brand labels or giving false information regarding a product’s manufacturer. Violations of state or industrial standards for health and safety and any other related violations may result in civil liabilities and administrative penalties, such as compensation for damages, fines, suspension or shutdown of business, as well as confiscation of products illegally produced and sold and the proceeds from such sales. Severe violations may subject the responsible individual or enterprise to criminal liabilities. Where a defective product causes physical injury to a person or damage to another person’s property, the victim may claim compensation from the manufacturer or from the seller of the product. If the seller pays compensation and it is the manufacturer that should bear the liability, the seller has a right of recourse against the manufacturer. Similarly, if the manufacturer pays compensation and it is the seller that should bear the liability, the manufacturer has a right of recourse against the seller.

The PRC Consumer Protection Law, as amended on October 25, 2013, sets out the obligations of business operators and the rights and interests of the consumers. Pursuant to this law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity of the commodities. Failure to comply with the Consumer Protection Law may subject business operators to civil liabilities such as refunding purchase prices, replacement of commodities, repairing, ceasing damages, compensation, and restoring reputation, and even subject the business operators or the responsible individuals to criminal penalties when personal damages are involved or if the circumstances are severe. Furthermore, The Consumer Protection Law was further amended in October 2013 and became effective on March 15, 2014. The amended Consumer Protection Law further strengthens the protection of consumers and imposes more stringent requirements and obligations on business operators, especially on the business operators through the internet. For example, the consumers are entitled to return the goods (except for certain specific goods) within seven days upon receipt without any reasons when they purchase the goods from business operators via the internet. The consumers whose interests are harmed due to their purchase of goods or acceptance of services on online marketplace platforms may claim damages from sellers or service providers. As to legal liabilities of the online marketplace platform provider, the Consumer Protection Law and the Regulations of Several Issues on the Application of Laws in the Trial of Food and Drugs Cases issued by the Supreme People’s Court of the PRC on December 9, 2013 set forth that, where a consumer purchases products (including cosmetics and food) or accepts services via an online trading platform and his or her interests are prejudiced, if the online trading platform provider fails to provide the name, address and valid contact information of the seller, the manufacturer or the service provider, the consumer is entitled to demand compensation from the online trading platform provider. If the online trading platform provider gives an undertaking that is more favorable to consumers, it shall perform such undertaking. Once the online trading platform provider has paid compensation, it shall have a right of recourse against the seller, the manufacturer or the service provider. If an online trading platform provider is aware or ought to have been aware that a seller, manufacturer or service provider is using the online platform to infringe upon the lawful rights and interests of consumers and it fails to take necessary measures, it shall bear joint and several liabilities with the seller, the manufacturer or service provider for such infringement.

The Tort Liability Law of the PRC, which was enacted by the Standing Committee of the National People’s Congress on December 26, 2009, also provides that if an online service provider is aware that an online user is committing infringing activities, such as selling counterfeit products, through its internet services and fails to take necessary measures, it shall be jointly liable with the said online user for such infringement. If the online service provider receives any notice from the infringed party on any infringing activities, the online service provider shall take necessary measures, including deleting, blocking and unlinking the infringing content, in a timely manner. Otherwise, it will be jointly liable with the relevant online user for the extended damages.

We are subject to the above laws and regulations as an online distributor of commodities and a marketplace service provider and believe that we are currently in compliance with these regulations in all material aspects.

Regulation on Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including trademarks, domain names and copyrights.

Trademark. The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of State Administration of Industry and Commerce is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. As of December 31, 2014, we owned 209 registered trademarks in different applicable trademark categories and were in the process of applying to register 26 trademarks in China.

In addition, pursuant to the PRC Trademark Law, counterfeit or unauthorized production of the label of another person’s registered trademark, or sale of any label that is counterfeited or produced without authorization will be deemed as an infringement to the exclusive right to use a registered trademark. The infringing party will be ordered to stop the infringement immediately, a fine may be imposed and the counterfeit goods will be confiscated. The infringing party may also be held liable for the right holder’s damages, which will be equal to the gains obtained by the infringing party or the losses suffered by the right holder as a result of the infringement, including reasonable expenses incurred by the right holder for stopping the infringement. If the gains or losses are difficult to determine, the court may render a judgment awarding damages of no more than RMB 0.5 million.

Domain Name. Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the MIIT. The MIIT is the major regulatory body responsible for the administration of the PRC internet domain names, under supervision of which the China Internet Network Information Center, or CNNIC, is responsible for the daily administration of .cn domain names and Chinese domain names. CNNIC adopts the “first to file” principle with respect to the registration of domain names. We have registered a number of domain names including jumei.com and jumeiglobal.com.

Copyright. Pursuant to the PRC Copyright Law and its implementation rules, creators of protected works enjoy personal and property rights, including, among others, the right of disseminating the works through information network. Pursuant to the relevant PRC regulations, rules and interpretations, internet service providers will be jointly liable with the infringer if they (i) participate in, assist in or abet infringing activities committed by any other person through the internet, (ii) are or should be aware of the infringing activities committed by their website users through the internet, or (iii) fail to remove infringing content or take other action to eliminate infringing consequences after receiving a warning with evidence of such infringing activities from the copyright holder. In addition, where an ICP service operator is clearly aware of the infringement of certain content against another’s copyright through the internet, or fails to take measures to remove relevant contents upon receipt of the copyright owner’s notice, and as a result, it damages the public interest, the ICP service operator could be ordered to stop the tortious act and be subject to other administrative penalties such as confiscation of illegal income and fines. To comply with these laws and regulations, we have implemented internal procedures to monitor and review the content we have licensed from content providers before they are released on our website and remove any infringing content promptly after we receive notice of infringement from the legitimate rights holder.

Software Copyrights. The Administrative Measures on Software Products, issued by the MIIT in October 2000 and subsequently amended, provide a registration and filing system with respect to software products made in or imported into China. These software products may be registered with the relevant local authorities in charge of software industry administration. Registered software products may enjoy preferential treatment status granted by relevant software industry regulations. Software products can be registered for five years, and the registration is renewable upon expiration.

In order to further implement the Computer Software Protection Regulations promulgated by the State Council in December 2001, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures in February 2002, which apply to software copyright registration, license contract registration and transfer contract registration. We have registered 12 computer software copyrights in China as of December 31, 2014.

Regulation on Employment

The PRC Labor Contract Law and its implementation rules provide requirements concerning employment contracts between an employer and its employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations. In addition, if an employer intends to enforce a non-compete provision with an employee in an employment contract or non-competition agreement, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or ending of the labor contract. Employers in most cases are also required to provide a severance payment to their employees after their employment relationships are terminated.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located.

On December 28, 2012, the PRC Labor Contract Law was amended to impose more stringent requirements on labor dispatch which became effective on July 1, 2013. Pursuant to amended PRC Labor Contract Law, the dispatched contract workers shall be entitled to equal pay for equal work as a fulltime employee of an employer, and they shall only be engaged to perform temporary, ancillary or substitute works, and an employer shall strictly control the number of dispatched contract workers so that they do not exceed certain percentage of total number of employees. “Temporary work” means a position with a term of less than six (6) months; “auxiliary work” means a non-core business position that provides services for the core business of the employer; and “substitute worker” means a position that can be temporarily replaced with a dispatched contract worker for the period that a regular employee is away from work for vacation, study or for other reasons. According to the Interim Provisions on Labor Dispatch, or the Labor Dispatch Provisions, promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which became effective on March 1, 2014, (i) the number of dispatched contract workers hired by an employer should not exceed 10% of the total number of its total employees (including both directly hired employees and dispatched contract workers); (ii) in the case that the number of dispatched contract workers exceeds 10% of the total number of its employees at the time when the Labor Dispatch Provisions became effective (i.e., March 1, 2014), the employer shall formulate a plan to reduce the number of its dispatched contract workers to below the statutory cap prior to March 1, 2016, and (iii) such plan shall be filed with the local bureau of human resources and social security. Nevertheless, the Labor Dispatch Provisions do not invalidate the labor contracts and dispatch agreements entered into prior to December 28, 2012. In addition, the employer shall not hire any new dispatched contract worker before the number of its dispatched contract workers is reduced to below 10% of the total number of its employees.

Regulations on Tax

Enterprise Income Tax. The PRC Enterprise Income Tax Law imposes a uniform enterprise income tax rate of 25% on all PRC resident enterprises, including foreign-invested enterprises, unless they qualify for certain exceptions. The enterprise income tax is calculated based on the PRC resident enterprise’s global income as determined under PRC tax laws and accounting standards. If a non-resident enterprise sets up an organization or establishment in the PRC, it will be subject to enterprise income tax for the income derived from such organization or establishment in the PRC and for the income derived from outside the PRC but with an actual connection with such organization or establishment in the PRC.

The PRC Enterprise Income Tax Law and its implementation rules permit certain “high and new technology enterprise strongly supported by the state” that hold independent ownership of core intellectual property and meet statutory criteria, to enjoy a reduced 15% enterprise income tax rate. In April 2008, the State Administration of Taxation, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises specifying the criteria and procedures for the certification of HNTEs. Reemake Media, our consolidated VIE, obtained its HNTE certificate in December 2012 with a valid period of three years. Reemake Media is in the process of renewing its HNTE certificate. Tianjin Cyril Information Technology Co., Ltd., or Tianjin Cyril, one of our PRC Subsidiaries, obtained its HNTE certificate in October 2014 with a valid period of three years. Therefore, Tianjin Cyril is eligible to enjoy a preferential tax rate of 15% from 2014 through 2016, as long as it maintains the HNTE qualification and obtains approval from the relevant tax authority.

According to the Notice on the Enterprise Income Tax regarding Deepening Implementation of Grand Development of the Western Region issued by the State Administration of Taxation, enterprises located in the western region of the PRC with principal revenue of over 70% generated from encouraged category of western region are entitled to a preferential income tax rate of 15% for ten years from January 1, 2011 to December 31, 2020. Chengdu Jumei, which is located within the western region of the PRC and meets the criteria as set forth in the notice, is entitled to the preferential income tax rate of 15% starting from 2013 upon approval by the relevant tax authority.

Value-Added Tax and Business Tax. Pursuant to the PRC Provisional Regulations on Value-Added Tax and its implementation regulations, unless otherwise specified by relevant laws and regulations, any entity or individual engage in the sales of goods, provision of processing, repairs and replacement services and importation of goods into China is generally required to pay a value-added tax, or VAT, at the rate of 17% for revenues generated from sales of products, less any deductible VAT already paid or borne by such entity.

Prior to January 1, 2012, pursuant to the PRC Provisional Regulations on Business Tax and its implementing rules, taxpayers providing taxable services falling under the category of service industry in China are required to pay a business tax at a normal tax rate of 5% of their revenues with certain exceptions. Our PRC subsidiaries and consolidated VIEs were subject to business tax at the rate of 5% for the marketplace services. Since January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation have been implementing the VAT pilot program, which imposes VAT in lieu of business tax for certain industries in Shanghai, and since September 1, 2012, such pilot program has been expanded to eight other provinces or municipalities in the PRC. Since August 2013, this tax pilot program has been expanded to other areas on the nationwide basis in the PRC. VAT is or will be applicable at a rate of 6% in lieu of business tax for the services rendered by our PRC subsidiaries and consolidated VIEs after the pilot program is being implemented in their respective region.

Dividend Withholding Tax. Pursuant to the PRC Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%.

Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), which became effective in October 2009, require that non-resident enterprises must obtain approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. Accordingly, Jumei Hongkong Limited may be able to enjoy the 5% withholding tax rate for the dividends they receive from our PRC subsidiaries, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations, and obtain the approvals as required. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Regulations Relating to Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in August 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency–denominated loans.

In August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular No. 142, regulating the conversion by a foreign-invested enterprise of foreign currency–registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular No. 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. To satisfy and facilitate the business and capital operations of foreign invested enterprises in the PRC, on July 15, 2014, SAFE issued a SAFE Circular 36 which launched the pilot reform of administration regarding conversion of foreign currency registered capitals of foreign-invested enterprises in 16 pilot areas. According to the SAFE Circular 36, an ordinary foreign-invested enterprise with a business scope containing “investment” in the pilot areas is permitted to use Renminbi converted from its foreign-currency registered capital to make equity investments in the PRC, subject to certain registration and settlement procedure as set forth in the SAFE Circular 36. On April 8, 2015, SAFE released the Notice on the Reform of the Management Method for the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19, which will come into force and supersede SAFE Circular No. 142 and SAFE Circular 36 from June 1, 2015. SAFE Circular 19 has made certain adjustments to some regulatory requirements on the settlement of foreign currency capital of foreign-invested enterprises, and some foreign exchange restrictions under SAFE Circular No. 142 are expected to be lifted. For example, the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise can be used for equity investments in the PRC but cannot be used to provide entrusted loans or repay loans between non-financial enterprises.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses account, foreign exchange capital account, guarantee account, the reinvestment of RMB proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible before. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. On February 28, 2015, SAFE released SAFE Circular 13, which will come into effect on June 1, 2015. According to this notice, local banks will examine and handle foreign exchange registrations for direct investment by foreign investors in the PRC.

Regulations Relating to Dividend Distribution

Wholly foreign-owned companies in the PRC may pay dividends only out of their accumulated profits after tax as determined in accordance with PRC accounting standards. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Wholly foreign-owned companies may not pay dividends unless they set aside at least 10% of their respective accumulated profits after tax each year, if any, to fund certain reserve funds, until such time as the accumulative amount of such fund reaches 50% of the wholly foreign-owned company’s registered capital. In addition, these companies also may allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserve funds and employee welfare and bonus funds are not distributable as cash dividends. Our PRC subsidiaries are wholly foreign-owned enterprises subject to the described regulations.

SAFE Regulations on Offshore Special Purpose Companies Held by PRC Residents

On July 4, 2014, the SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Overseas Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular No. 37, which replaced the former Circular on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Round Trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Vehicles (generally known as SAFE Circular No. 75) promulgated by the SAFE on October 21, 2005. SAFE Circular No. 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular No. 37 as a “special purpose vehicle.” SAFE Circular No. 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to complete the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. We have requested PRC residents who we know hold direct or indirect interest in our company to make the necessary applications, filings and amendments as required under SAFE Circular No. 37 and other related rules. To our knowledge, all of our shareholders who are PRC citizens and hold interest in us, have registered with the local SAFE branch as required under SAFE Circular No. 37. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interests in our company, and we cannot provide any assurance that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements under SAFE Circular No. 37 or other related rules. Any failure or inability of our PRC resident beneficial owners to make any required registrations or comply with other requirements under SAFE Circular No. 37 and other related rules may subject such PRC residents or our PRC subsidiaries to fines and legal sanctions and may also limit our ability to raise additional financing and contribute additional capital into or provide loans to our PRC subsidiaries, limit our PRC subsidiaries’ ability to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us.

SAFE Regulations on Employee Stock Incentive Plan

In February 2012, SAFE promulgated the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, replacing earlier rules promulgated in March 2007, to regulate the foreign exchange administration of PRC citizens and non-PRC citizens who reside in the PRC for a continuous period of not less than one year, with a few exceptions, who participate in stock incentive plans of overseas publicly-listed companies. Pursuant to these rules, these individuals who participate in any stock incentive plan of an overseas publicly-listed company, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. We and our executive officers and other employees who are PRC citizens or non-PRC citizens who reside in the PRC for a continuous period of not less than one year and have been granted options re subject to these regulations. Failure of our PRC option holders or restricted shareholders to complete their SAFE registrations may subject us and these employees to fines and other legal sanctions.

The State Administration of Taxation has issued certain circulars concerning employee share options or restricted shares. Under these circulars, our employees working in the PRC who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. We have made SAFE registrations for employee stock incentive plans. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

M&A Rules

In August 2006, six PRC regulatory agencies, including the CSRC, adopted the M&A Rules, which were amended in June 2009. The M&A Rules establish procedures and requirements that could make some acquisitions of Chinese companies by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a Chinese domestic enterprise. In addition, the Security Review Rules issued by the Ministry of Commerce that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement. See “Item 3. Key Information – D. Risk Factors—Risks Related to Doing Business in China—The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.”

C.	Organizational Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries and consolidated VIEs and their subsidiaries, as of the date of this annual report:

(1)	Leo Ou Chen and Yusen Dai hold 80% and 20% equity interests in Tianjin Yingxun, respectively.

(2)	Leo Ou Chen, Yusen Dai and Hui Liu hold 82.30%, 8.85% and 8.85% equity interests in Reemake Media, respectively.

We are a “controlled company” as defined under NYSE Listed Company Manual because Mr. Leo Ou Chen beneficially owns a majority of the aggregate voting power of our company.

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Beijing Jumei, our VIE, Reemake Media, and the shareholders of Reemake Media.

Shareholders’ Voting Rights Agreement. On January 24, 2014, the shareholders of Reemake Media entered into an amended and restated shareholders’ voting rights agreement with Beijing Jumei in replacement of the previous shareholders’ voting rights agreement dated April 8, 2011. Pursuant to the amended and restated shareholders’ voting rights agreement, each of the shareholders of Reemake Media appointed Beijing Jumei’s designated person as their attorney-in-fact to exercise all shareholder rights, including, but not limited to, attending the shareholders’ meeting, voting all matters of Reemake Media requiring shareholder approval, appointing or removing directors and executive officers, and disposing of all or part of the shareholder’s equity interests in Reemake Media. The shareholders’ voting rights agreement will remain in force for an unlimited term, unless all the parties to the agreement mutually agree to terminate the agreement in writing.

Equity Pledge Agreements. On January 24, 2014, Beijing Jumei, Reemake Media and the shareholders of Reemake Media entered into amended and restated equity pledge agreements in replacement of the previous equity pledge agreements dated April 8, 2011, as amended on August 6, 2011. Pursuant to the amended and restated equity pledge agreements, each of the shareholders of Reemake Media pledges all of their equity interests in Reemake Media to guarantee their and Reemake Media’s performance of their obligations under the contractual arrangements including, but not limited to, the exclusive consulting and services agreement, exclusive purchase option agreement and shareholders’ voting rights agreement. If Reemake Media or its shareholders breach their contractual obligations under these agreements, Beijing Jumei, as pledgee, will have the right to dispose of the pledged equity interests. The shareholders of Reemake Media agree that, during the term of the amended and restated equity pledge agreements, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests, and they also agree that Beijing Jumei’s rights relating to the equity pledges shall not be prejudiced by the legal actions of the shareholders of Reemake Media, their successors or their designatees. During the term of the amended and restated equity pledge agreements, Beijing Jumei has the right to receive all of the dividends and profits distributed on the pledged equity interests. The equity pledges will become effective on the date when the pledge of equity interests contemplated in these agreements are registered with the relevant administration for industry and commerce in accordance with the PRC Property Rights Law and will remain effective until Reemake Media and its shareholders discharge all their obligations under the contractual arrangements. We have completed the registration of the equity pledges with the relevant office of the administration for industry and commerce in accordance with the PRC Property Rights Law.

Exclusive Purchase Option Agreement. On January 24, 2014, Beijing Jumei, Reemake Media and the shareholders of Reemake Media entered into an amended and restated exclusive purchase option agreement in replacement of the previous exclusive purchase option agreement dated April 8, 2011. Pursuant to the amended and restated exclusive purchase option agreement, each of the shareholders of Reemake Media irrevocably grants Beijing Jumei an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholders’ equity interests in Reemake Media, and the purchase price shall equal the amount that the shareholders contributed to Reemake Media as registered capital for the equity interests to be purchased, or be the lowest price permitted by applicable PRC law. In addition, Reemake Media grants Beijing Jumei an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of Reemake Media’s assets at the lowest price permitted by applicable PRC law. Without the prior written consent of Beijing Jumei, Reemake Media may not increase or decrease the registered capital, dispose of its assets, terminate any material contract or enter into any contract that is in conflict with its material contracts, appoint or remove any management members, distribute dividends to the shareholders, guarantee its continuance, amend its articles of association and provide any loans to any third parties. The shareholders of Reemake Media agree that, without the prior written consent of Beijing Jumei, they will not transfer or otherwise dispose of their equity interests in Reemake Media or create or allow any encumbrance on the equity interests. The amended and restated exclusive purchase option agreement will remain effective until all equity interests in Reemake Media held by its shareholders and all assets of Reemake Media are transferred or assigned to Beijing Jumei or its designated representatives.

Exclusive Consulting and Services Agreement. Under the exclusive consulting and services agreement between Beijing Jumei and Reemake Media, dated April 8, 2011, Beijing Jumei has the exclusive right to provide to Reemake Media consulting and services related to all technologies needed for Reemake Media’s business. Beijing Jumei owns the exclusive intellectual property rights created as a result of the performance of this agreement. Reemake Media agrees to pay Beijing Jumei an annual service fee, at an amount that is agreed by Beijing Jumei and Reemake Media otherwise. In addition, Beijing Jumei may provide other technology services specified by Reemake Media from time to time, and charge Reemake Media for the services at a rate mutually agreed by the parties. This agreement will remain effective for an unlimited term, unless Beijing Jumei and Reemake Media mutually agree to terminate the agreement in writing, or the agreement is required to be terminated by applicable PRC law. Reemake Media is not permitted to terminate the agreement in any event unless required by applicable law.

Shareholders’ voting rights agreements, exclusive consulting and service agreements, exclusive purchase option agreements and equity pledge agreements, substantially the same as those described above, were entered into by Tianjin Jumei, Tianjin Yingxun and the shareholders of Tianjin Yingxun on August 20, 2014; Suzhou Jumei, Wuxi Jumei and the shareholders of Wuxi Jumei on October 31, 2014; and Tianjin Jumei, Tianjin Topspeed and the shareholders of Tianjin Topspeed on December 31, 2014.

In the opinion of Fangda Partners, our PRC legal counsel:

•	the ownership structures of our VIEs and wholly foreign-invested subsidiaries will not result in any violation of PRC laws or regulations currently in effect; and

•	the contractual arrangements among our subsidiaries, VIEs and their respective shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinion of our PRC legal counsel. If the PRC government finds that the agreements that establish the structure for operating our online retail business do not comply with PRC government restrictions on foreign investment in e-commerce and related businesses, including but not limited to online retail businesses, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information – D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to our VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” and “Item 3. Key Information – D. Risk Factors—Risks Related to Doing Business in China—Substantial uncertainties exist with respect to the enactment timetable, the final version, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

D.	Property, Plant and Equipment

We are headquartered in Beijing and have leased an aggregate of approximately 12.1 thousand square meters of office, physical stores and customer service center space in Beijing. As of December 31, 2014, we also have leased an aggregate of approximately 105.6 thousand square meters in office, logistics center and/or customer service space in Tianjin, Zhengzhou, Kunshan, Chengdu, Guangzhou, Shenyang, South Korea and Hong Kong. We lease most of our premises under operating lease agreements from independent third parties. A summary of our leased properties as of December 31, 2014 is shown below:

Location	Space (in thousands of square meters)	Use	Lease Term (years)
Beijing	12.1	Office space, physical stores and customer service center	One to five
Tianjin	29.2	Logistics center and office	One
Zhengzhou	20.6	Logistics center	One to three
Kunshan	19.1	Logistics center	Three
Chengdu	12.6	Office, logistics center and customer service center	One to three
Guangzhou	12.2	Logistics center	One to three
Shenyang	10.8	Logistics center	Three
South Korea	0.6	Logistics center	Two
Hong Kong	0.5	Logistics center	One

We typically enter into leasing agreements that are renewable every one to three years. We believe our existing facilities are sufficient for our near term needs.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion and analysis may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3.D. Key Information—Risk Factors” or in other parts of this annual report on Form 20-F.

A.	Operating Results

Overview

We generate net revenues from merchandise sales and marketplace services. We generate net revenues from merchandise sales when we act as principal for the direct sale of beauty products to customers. We generate net revenues from marketplace services when we act as service provider for third-party merchants and charge them fees for the sale of their products through our internet platform.

The following table summarizes the key features of our two revenue streams:

Revenue Stream
	Merchandise Sales	Marketplace Services
Products	Beauty products	Apparel and other lifestyle products
Sales formats	Curated sales and online shopping mall	Flash sales
Our Role	Act as principal	Act as service provider for third-party merchants

Our net revenues were US$233.2 million in 2012, US$483.0 million in 2013 and US$632.9 million in 2014. We achieved net income of US$8.1 million in 2012, US$25.0 million in 2013 and US$66.0 million in 2014. Our net cash provided by operating activities were US$27.4 million in 2012, US$84.8 million in 2013 and US$68.7 million in 2014.

Our business and results of operations are affected by general factors affecting the online retail market in China, including China’s overall economic growth, the increase in per capita disposable income, the growth in consumer spending and the retail industry and the expansion of internet penetration. Our operating results are more directly affected by certain company specific factors, including:

•	our ability to attract and retain customers at reasonable cost;

•	our ability to establish and maintain relationships with suppliers, third-party merchants and other service providers;

•	our ability to invest in growth while improving operating efficiency;

•	our ability to control marketing expenses, while promoting our brand and internet platform cost-effectively;

•	our ability to source products to meet customer demands; and

•	our ability to compete effectively and to execute our strategies successfully.

Net revenues

We generate net revenues from merchandise sales and marketplace services. Merchandise sales revenues are generated when we act as principal for the direct sale of beauty products to customers through our internet platform. Merchandise sales revenues are recorded on a gross basis, net of surcharges and taxes. Marketplace service revenues are generated when we act as a service provider to third-party merchants and charge them fees for the sale of apparel and other lifestyle products through our internet platform. We historically offered certain beauty products through third-party merchants and generated marketplace service revenues from such third-party merchants. In the third quarter of 2014, we began the process of terminating our marketplace beauty product sales and shifting our marketplace beauty product sales to our merchandise sales. By the end of 2014, we had substantially completed the termination of our marketplace beauty product sales. We historically provided fulfillment services to third-party merchants who sold beauty products through our internet platform and charged such third-party merchants for such services.

The following table sets forth the principal components of our net revenues by amounts and percentages of our total net revenues for the periods presented:

	Year Ended December 31,
	2012		2013		2014
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Net revenues
Merchandise sales	209,059	89.6%	413,050	85.5%	546,384	86.3%
Marketplace services	24,165	10.4%	69,946	14.5%	86,535	13.7%
Total net revenues	233,224	100.0%	482,996	100.0%	632,919	100.0%

We monitor and strive to improve the following key business metrics to generate higher net revenues:

•	Total number of active customers. We define active customers for a given period as customers who have purchased products offered by us or by our third-party merchants at least once during that period. The numbers of our active customers were approximately 4.8 million in 2012, 10.5 million in 2013 and 13.3 million in 2014.

•	Total number of orders. The total numbers of orders were approximately 15.7 million in 2012, 36.0 million in 2013 and 42.6 million in 2014.

•	Net GMV. We define net GMV as the sum of (i) net revenues generated from merchandise sales, and (ii) net revenues generated from marketplace services and adding back corresponding payables to our third-party merchants. Our net GMV was US$327.3 million in 2012, US$816.6 million in 2013 and US$1.07 billion in 2014.

Sales in the traditional retail industry are significantly higher in the fourth quarter of each calendar year than in the preceding three quarters. E-commerce companies in China, including us, hold special promotional campaigns on festivals or days popular among young people, such as November 11 each year, which falls in the fourth quarter. We also hold a special promotional campaign in March each year to celebrate our anniversary. These special promotional campaigns typically increase our net revenues in the relevant quarters. Overall, the historical seasonality of our business has been relatively mild due to our rapid growth but seasonality may increase in the future. Due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

Cost of Revenues

Our cost of revenues primarily consists of cost of goods sold and inventory write-downs. The cost of goods sold does not include shipping and handling expenses, payroll, bonus and benefits of fulfillment staff or rental expenses for logistics centers. Therefore, our cost of revenues may not be comparable to other companies which include such expenses in their cost of revenues. We procure inventory from our suppliers and our inventory is recorded at the lower of cost or estimated marketable value. As net revenues generated from our marketplace services are recorded on a net basis, our cost of revenues is all attributable to our net revenues from merchandise sales.

Operating Expenses

Our operating expenses consist of fulfillment expenses, marketing expenses, technology and content expenses and general and administrative expenses. Share-based compensation expenses are included in our operating expenses when incurred. Our operating expenses have been growing in absolute terms but have decreased as a percentage of our total net GMV due to our increased economies of scale.

Fulfillment expenses. Fulfillment expenses consist primarily of expenses incurred in shipment, operations and staffing of our logistics and customer service centers. Such expenses include costs attributable to receiving, inspecting and warehousing inventories; picking, packaging and preparing customer orders for shipment; collecting payments from customers; and customer services. Fulfillment expenses also include amounts payable to third parties that assist us in fulfillment and customer service operations. We will continue to invest in our fulfillment and delivery network to support our long-term growth and expect that our fulfillment expenses will continue to increase in absolute amount as a result of our continued business growth.

Marketing expenses. Marketing expenses consist primarily of advertising expenses, promotion expenses, and payroll and related expenses for personnel engaged in marketing. Advertising expenses, which are primarily spent on online and offline advertising, are expensed when the relevant services are received. Advertising expenses totaled US$35.9 million, US$50.2 million and US$75.4 million in 2012, 2013 and 2014, respectively. As we enhance our brand awareness and expand our market share by engaging in additional brand promotional activities, we expect our marketing expenses to increase in the foreseeable future.

Technology and content expenses. Technology and content development expenses consist primarily of payroll and related costs for employees involved in application development, category expansion, editorial content production on our internet platform and system support expenses, as well as server charges and costs associated with telecommunications. As we continue to expand our technological capabilities to support our anticipated growth and enhance customer experience, we expect our technology and content expenses to continue to increase in absolute amount in the foreseeable future.

General and administrative expenses. General and administrative expenses consist primarily of payroll and related costs for employees involved in general corporate functions, including accounting, finance, tax, legal, procurement, business development and human resources, professional fees and other general corporate costs, as well as costs associated with the use of facilities and equipment for these general corporate functions, such as depreciation and rental expenses. As our business further grows and as a public company, we expect our general and administrative expenses to continue to increase in absolute amount in the foreseeable future.

Taxation

Cayman Islands

We are an exempted company incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax in the Cayman Islands. In addition, our payment of dividends to our shareholders, if any, is not subject to withholding tax in the Cayman Islands.

Hong Kong

Our subsidiaries incorporated in Hong Kong are subject to the uniform tax rate of 16.5%. Under the Hong Kong tax laws, they are exempt from Hong Kong income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on the payment of dividends.

PRC

Our PRC subsidiaries and our consolidated VIEs are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Under the PRC Enterprise Income Tax Law and its implementation rules, both of which became effective on January 1, 2008, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions. Most of our PRC subsidiaries and our consolidated VIEs are all subject to the tax rate of 25% for the periods presented in the consolidated financial statements included elsewhere in this annual report.

In April 2008, the State Administration of Taxation, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises specifying the criteria and procedures for the Certification of High and New Technology Enterprises, or HNTEs. Reemake Media, our consolidated VIE, obtained its HNTE certificate in December 2012 with a valid period of three years. Reemake Media is in the process of renewing its HNTE certificate. Tianjin Cyril Information Technology Co., Ltd., or Tianjin Cyril, one of our PRC Subsidiaries, obtained its HNTE certificate in October 2014 with a valid period of three years. Therefore, Tianjin Cyril is eligible to enjoy a preferential tax rate of 15% from 2014 through 2016, as long as it maintains the HNTE qualification and obtains approval from the relevant tax authority.

According to the Notice on the Enterprise Income Tax regarding Deepening Implementation of Grand Development of the Western Region issued by the State Administration of Taxation, enterprises located in the western region of the PRC with principal revenues of over 70% generated from encouraged category of the western region are entitled to a preferential income tax rate of 15% for ten years from January 1, 2011 to December 31, 2020. Chengdu Jumei, which is located within the western region of the PRC and meets the criteria as set forth in the notice, is entitled to the preferential income tax rate of 15% starting from 2013 upon approval by the relevant tax authority.

Under the PRC Enterprise Income Tax Law and its implementation rules, dividends from our PRC subsidiaries paid out of profits generated after January 1, 2008, are subject to a withholding tax of 10%, unless there is a tax treaty with China that provides for a different withholding arrangement. Distributions of profits generated before January 1, 2008 by our PRC subsidiaries are exempt from PRC withholding tax.

Under the PRC Enterprise Income Tax Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management bodies” as establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by PRC individuals, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. Although we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises, it is possible that the PRC tax authorities could reach a different conclusion. See “Item 3. Key Information – D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.” However, even if one or more of our legal entities organized outside of the PRC were characterized as PRC resident enterprises, we do not expect any material change in our net current tax payable balance and the net deferred tax balance as none of these entities had any profit during the periods presented in the consolidated financial statements included elsewhere in this annual report.

Internal Control Over Financial Reporting

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources to address our internal controls and procedures. Our independent registered public accounting firm, or our independent accountant, has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements as of December 31, 2012 and 2013 and for the years ended December 31, 2012 and 2013, we and our independent accountant identified one “material weakness” in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, and other control deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified related to our lack of sufficient and competent financial reporting and accounting personnel to implement key controls over period end financial reporting and to prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC financial reporting requirements.

We have implemented a number of measures to address the material weakness that has been identified, including: (i) implementing key controls over period-end reporting process, (ii) organizing internal U.S. GAAP trainings, (iii) forming a system reporting team with experienced managers and staff with appropriate accounting and system knowledge to develop integrated financial and operating reporting system, (vi) establishing an internal audit team to ensure the effectiveness of control over financial reporting and (v) engaging an external consulting firm to assist us to assess Sarbanes-Oxley compliance readiness and improve overall internal controls.

In addition, we have started to take a number of other steps to strengthen our internal control over financial reporting, including (i) developing a set of comprehensive accounting manuals, (ii) further expediting and streamlining the reporting process, (iii) developing compliance process, including a comprehensive policy and procedure manual, to allow early detection, prevention and resolution of potential compliance issues and (iv) hiring more resources to strengthen the financial reporting function and to set up financial and system control framework.

Because such remediation measures were not fully implemented as of December 31, 2014, management concluded that the previous identified material weakness still existed as of December 31, 2014. We will continue to implement measures to remediate our internal control deficiencies in order to meet the deadline imposed by Section 404 of the Sarbanes Oxley Act. We expect that we will incur more costs in the implementation of such measures. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. See “Item 3. Key Information – D. Risk Factors—Risks Related to Our Business—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in conformity with the U.S. GAAP, which requires us to make estimates and assumptions that affect our reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements. Actual results could differ materially from those estimates and changes in facts and circumstances may result in revised estimates. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Revenue Recognition

We generate revenue primarily from merchandise sales and marketplace services. We generate revenues from merchandise sales when we act as principal for the direct sale of beauty products to customers. We generate revenues from marketplace services when we act as the service provider for third-party merchants and charge third-party merchant fees for the sales of their products, which historically included beauty products, apparel and other lifestyle products, through our internet platform. We collect cash from customers, before or upon deliveries of products, mainly through banks, third party online payment platforms or delivery companies. Cash collected from customers before product delivery is recognized as advances from customers first and then recognized as revenue upon deliveries and acceptances by customers.

Revenues from merchandise sales and marketplace services are recognized when the following four criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the selling price is fixed or determinable; and (iv) collectability is reasonably assured.

We recognize merchandise sales revenues upon acceptance of delivery of products by customers. Marketplace service revenues primarily consist of fees charged to third-party merchants for selling their products through our internet platform and fees for providing fulfillment services. We recognize marketplace service revenues upon acceptance of delivery by customers for sales that we provide fulfillment services or upon shipping by third-party merchants for sales for which we do not provide fulfillment services. For customer orders and cash collected from customers before delivery, we account for it in advance from customers.

We consider several factors in determining whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as service fees. Generally, we are the primary obligor in a transaction, are subject to substantial inventory risk, and have the latitude in establishing prices, revenues are recorded at the gross sales price. If we do not have substantial inventory risk or latitude in establishing prices and amounts earned are determined using a predetermined service fee rate, we record the net amounts as marketplace services fees earned.

Sales allowances, which reduce revenues, are estimated using management’s best estimate based on historical experience. Revenues are recorded net of value-added taxes, business taxes and surcharges.

Inventories

Inventories, consisting of products available for sale, are stated at the lower of cost or market. Cost of inventory is determined using the weighted average cost method. Inventory reserve is recorded to write down the cost of inventory to the estimated market value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. We take ownership, risks and rewards of the products purchased. Write downs are recorded in cost of revenues in the Consolidated Statements of Comprehensive Income.

Share-Based Compensation

All share-based awards granted to our founders, employees and directors are measured at the grant date based on the fair value of the award and are recognized as expenses using straight line method, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. Forfeitures are estimated at the time of grant and revised in the subsequent periods if actual forfeitures differ from those estimates.

We adopted the 2011 plan in March 2011. The maximum number of ordinary shares in respect of which share awards may be granted under the 2011 plan is 10,401,229. The 2011 plan will terminate automatically 10 years after its adoption, unless terminated earlier by our board’s approval. As of February 28, 2015, options to purchase 6,502,897 ordinary shares have been granted and outstanding under the 2011 plan, excluding awards that were forfeited or cancelled after the relevant grant dates.

We adopted the 2014 plan in April 2014. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 plan is 6,300,000 Class A ordinary shares initially. The number of shares reserved for future issuances under the 2014 plan will be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, or such lesser number of Class A ordinary shares as determined by our board of directors, on the first day of each calendar year during the term of the 2014 plan beginning in 2015. Unless terminated earlier, the 2014 plan will terminate automatically in 2024. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 plan is 8,439,805 Class A ordinary shares as of February 28, 2015. As of February 28, 2015, 38,272 restricted share units have been granted under the 2014 plan.

A summary of our share option activities through February 28, 2015 is presented below (share and per share information is presented to give retroactive effect to the share splits that we have conducted so far).

	Number of Options Granted	Exercise Price	Fair Value of the Options as of the Grant Date	Fair Value of the Underlying Ordinary Shares as of the Grant Date	Intrinsic Value as of the Grant Date
		US$	US$	US$	US$
May 9, 2011	3,640,000	0.00	0.09	0.09	0.09
May 9, 2011	832,000	0.25	0.03	0.09	—
February 23, 2012	250,000	1.08	0.36	0.80	—
September 23, 2012	950,000	1.08	1.98	2.83	1.75
April 8, 2013	500,000	1.08	5.67	6.66	5.58
April 18, 2013	517,500	1.08	5.65	6.66	5.58
May 1, 2013	500,000	1.08	5.66	6.66	5.58
July 1, 2013	50,000	1.08	6.91	7.91	6.83
August 1, 2013	870,000	1.08	6.92	7.91	6.83
December 31, 2013	250,000	1.20	12.41	13.52	12.32
December 31, 2013	150,000	1.08	12.75	13.52	12.44
April 1, 2014	500,000	15.00	10.68	20.02	5.02

We estimated the fair value of share options using the binomial option-pricing model with the assistance from an independent valuation firm. The fair value of each option grant up to April 1, 2014 is estimated on the date of grant or date of repurchase with the following assumptions.

	May 9, 2011	May 9, 2011	February 23, 2012	September 23, 2012	April 8, 2013	April 18, 2013	May 1, 2013	July 1, 2013	August 1, 2013	December 31, 2013	April 1, 2014
Risk-free interest rates (%) (1)	3.42%	3.42%	3.21%	2.55%	2.33%	2.24%	2.20%	3.13%	2.92%	3.07%	3.35%
Exercise multiples (2)	2.8	2	2.8	2.8	2.8	2	2.8	2	2.8	2.8	2.2
Expected dividend yield (3)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Expected volatility (%) (4)	54%	54%	47%	45%	44%	44%	44%	43%	43%	43%	43%
Fair market value of ordinary shares (US$)	0.09	0.09	0.80	2.83	6.66	6.66	6.66	7.91	7.91	13.52	20.02

Notes:

(1)	We estimated risk-free interest rate based on the yield to maturity of U.S. dollar denominated Chinese Government bonds with a maturity similar to the expected expiry of the term.

(2)	The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised, based on a consideration of research study regarding exercise pattern based on historical statistical data.

(3)	We have never declared or paid any cash dividends on our capital stock, and we do not anticipate any dividend payments on our ordinary shares in the foreseeable future.

(4)	We estimated expected volatility based on the annualized standard deviation of the daily return embedded in historical share prices of comparable companies with a time horizon close to the expected expiry of the term.

Determining the fair value of our ordinary shares historically required us to make complex and subjective judgments, assumptions and estimates, which involved inherent uncertainty. Had our management used different assumptions and estimates, the resulting fair value of our ordinary shares and the resulting share-based compensation expenses could have been different.

Share-based awards to non-employees are recognized as compensation expenses ratably over the requisite service periods. We measure the cost of non-employee services received in exchange for share-based awards based on the fair value of the awards issued. We measure the fair value of the awards in these transactions using the fair value of underlying ordinary shares and other measurement assumptions on the measurement date, which is determined as the earlier of the date at which a commitment for performance by the counterparty to earn the awards is reached, or the date at which the counterparty’s performance is complete.

We measure the awards at their then-current fair values at each of the financial reporting dates, and attribute the changes in those fair values over the future services period.

We recognize the estimated compensation cost of service-based restricted share units based on the fair value of our ordinary shares on the date of the grant. We recognize the compensation cost, net of estimated forfeitures, over a vesting term of generally four years.

On March 31, 2015, we granted 248,575 restricted shares units of our company, as well as 745,000 share options (at exercise price of US$15.00 per share) to our employees, subject to four-year service vesting schedule.

Fair Value of Our Ordinary Shares

Prior to our initial public offering, we were a private company with no quoted market prices for our ordinary shares. We had therefore needed to make estimates of the fair value of our ordinary shares at various dates for the purposes of (a) determining the fair value of our ordinary shares at the date of issuance of convertible instruments as one of the inputs into determining the intrinsic value of the beneficial conversion feature, if any; (b) determining the fair value of our ordinary shares at the date of the grant of a share-based compensation award to our employees as one of the inputs into determining the grant date fair value of the award; (c) determining the fair value of preferred shares and ordinary shares at the respective issuance date; (d) the grant of options in conjunction with a business acquisition; and (e) transfer of ordinary shares between existing shareholders.

The following table sets forth the fair value of our ordinary shares estimated at different times with the assistance from an independent valuation firm.

Date	Fair Value Per Share (US$)	DLOM	Discount Rate	Type of Valuation	Purpose of the Valuations
January 16, 2011	0.09	30%	32.00%	Retroactive	(d)
April 08, 2011	0.09	30%	30.00%	Retroactive	(a), (b),(c)
November 18, 2011	0.66	25%	30.00%	Retroactive	(a), (b),(c)
February 23, 2012	0.80	25%	28.00%	Retroactive	(a), (b)
September 23, 2012	2.83	20%	25.00%	Retroactive	(a), (b)
April 18, 2013	6.66	15%	20.00%	Contemporaneous	(a), (b)
August 01, 2013	7.91	10%	19.00%	Contemporaneous	(a), (b)
October 28, 2013	12.20	10%	19.00%	Contemporaneous	(e)
November 20, 2013	12.83	10%	18.50%	Contemporaneous	(e)
December 31, 2013	13.52	10%	18.00%	Contemporaneous	(a), (b)
April 1, 2014	20.02	5%	17.00%	Contemporaneous	(a), (b)

In determining the fair value of our ordinary shares, we applied the income approach/ discounted cash flow, or DCF, analysis based on our projected cash flow using management’s best estimate as of the valuation date. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

The major assumptions used in calculating the fair value of ordinary shares include:

•	Weighted average cost of capital, or WACC: WACCs of 32%, 30%, 30%, 28%, 25%, 20%, 19%, 19%, 18.5%, 18% and 17% were used for dates as of January 16, 2011, April 8, 2011, November 18, 2011, February 23, 2012, September 23, 2012, April 18, 2013, August 1, 2013, October 28, 2013, November 20, 2013, December 31, 2013 and April 1, 2014, respectively. The WACCs were determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk membership, company size and non-systematic risk factors

•	Comparable companies: In deriving the WACCs, which are used as the discount rates under the income approach, two publicly traded companies in China’s e-commerce industry and three publicly traded companies in the U.S. e-commerce industry were selected for reference as our guideline companies.

•	Discount for lack of marketability, or DLOM: DLOM was quantified by the Black-Scholes option pricing model. Under this option-pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the DLOM. This option pricing method is one of the methods commonly used in estimating DLOM as it can take into consideration factors like timing of a liquidity event, such as an initial public offering, and estimated volatility of our shares. The farther the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM. The lower DLOM is used for the valuation, the higher is the determined fair value of the ordinary shares. DLOM remained in the range of 5% to 30% in the period from 2011 to 2014.

•	The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. Our revenues and net income growth rates, as well as major milestones that we have achieved, contributed significantly to the increase in the fair value of our ordinary shares from March 2011 to April 2014. However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: no material changes in the existing political, legal and economic conditions in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain. The risk associated with achieving our forecasts were assessed in selecting the appropriate discount rates, which ranged from 17% to 32%.

•	The option-pricing method was used to allocate enterprise value to preferred and ordinary shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid, “Valuation of Privately-Held Company Equity Securities Issued as Compensation,” or the Practice Aid. The method treats common stock and preferred stock as call options on the enterprise’s value, with exercise prices based on the liquidation preference of the preferred stock.

•	The option-pricing method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board of directors and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. We estimated the volatility of our shares to range from 27% to 49% based on the historical volatilities of comparable publicly traded companies engaged in similar lines of business. Had we used different estimates of volatility, the allocations between preference and ordinary shares would have been different.

Since our initial public offering, the determination of the fair value of the ordinary shares is based on the market price of our ADSs, each representing one Class A ordinary share, traded on the NYSE.

Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the Consolidated Statement of Comprehensive Income in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Uncertain tax positions

ASC 740, Tax provision prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining its provision for income taxes. We recognize interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its Consolidated Statement of Comprehensive Income. As of December 31, 2013 and 2014, we did not have any material unrecognized uncertain tax positions.

In order to assess uncertain tax positions, we apply a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

Consolidation of Variable Interest Entities

In order to comply with the PRC law and regulations which prohibit foreign control of companies involved in the value-added telecommunication service businesses, we operate our website in the PRC through Reemake Media, a consolidated VIE of ours. The equity interests of Reemake Media are legally held by certain shareholders of our company, who are PRC individuals. We obtained control over Reemake Media through Beijing Jumei in April 2011 by entering into a series of contractual arrangements with Reemake Media and the PRC individuals shareholders of Reemake Media. These contractual agreements include shareholders’ voting rights agreement, exclusive consulting and services agreement, exclusive purchase option agreement and equity pledge agreements. We obtained control over Tianjin Yingxun, Wuxi Jumei and Tianjin Topspeed through Tianjin Jumei and Suzhou Jumei by entering into a series of contractual arrangements. The contractual agreements were substantially the same as those described above were entered into by Tianjin Jumei, Tianjin Yingxun and the shareholders of Tianjin Yingxun in August 2014, Suzhou Jumei, Wuxi Jumei and the shareholders of Wuxi Jumei in October 2014; and Tianjin Jumei, Tianjin Topspeed and the shareholders of Tianjin Topspeed in December 2014.

As a result of these contractual arrangements, we maintain the ability to exercise effective control over Reemake Media, Tianjin Yingxun, Wuxi Jumei and Tianjin Topspeed, receive substantially all of the economic benefits and have an exclusive option to purchase all or part of the equity interests and assets in Reemake Media, Tianjin Yingxun, Wuxi Jumei and Tianjin Topspeed when and to the extent permitted by PRC law at a minimum price. We conclude that Reemake Media, Tianjin Yingxun, Wuxi Jumei and Tianjin Topspeed are our VIEs, of which we are the primary beneficiary. As such, we consolidated the financial results of Reemake Media, Tianjin Yingxun, Wuxi Jumei and Tianjin Topspeed in our consolidated financial statements as required by SEC Regulation SX-3A-02 and ASC subtopic 810-10, Consolidation: Overall. We will reconsider the initial determination of whether a legal entity is a consolidated VIEs upon occurrence of certain events listed in ASC 810-10-35-4. We will also continuously reconsider whether we are the primary beneficiary of our VIEs as facts and circumstances change. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

Recent Accounting Pronouncements

The Financial Accounting Standards Board, or the FASB, issued Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which changes the threshold for reporting discontinued operations and adds new disclosures. The new guidance defines a discontinued operation as a disposal that “represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results.” The standard is required to be adopted by public business entities in annual periods beginning on or after December 15, 2014, and interim periods within those annual periods. We do not expect the adoption of this pronouncement to have a significant impact on our consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers.” This guidance affects any entity that enters into contracts with customers to transfer goods or services. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised good or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following five steps: (i) Identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (iv) recognize revenue when (or as) the entity satisfies a performance obligation. The guidance is effective (i) for fiscal years beginning after December 15, 2016 and for interim periods within that fiscal year for public companies; and (ii) for fiscal years beginning after December 15, 2017 and for interim periods within fiscal years beginning after December 15, 2018 for all other entities. We are currently in the process of evaluating the impact of the adoption of ASU 2014-09 on our consolidated financial statements.

In June 2014, under ASC 718, Compensation—Stock Compensation, the FASB issued Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. These amendments apply to all reporting entities that grant their employees share-based payments in which the terms of the award provide that a performance target that affects vesting could be achieved after the requisite service period. That is the case when an employee is eligible to retire or otherwise terminate employment before the end of the period in which a performance target could be achieved and still be eligible to vest in the award if and when the performance target is achieved. For all entities, the amendments are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. We do not expect the adoption of this pronouncement to have a significant impact on our consolidated financial statements.

In August 2014, the FASB issued Presentation of Financial Statements - Going Concern. This standard requires management to evaluate for each annual and interim reporting period whether it is probable that the reporting entity will not be able to meet its obligations as they become due within one year after the date that the financial statements are issued. If the entity is in such a position, the standard provides for certain disclosures depending on whether or not the entity will be able to successfully mitigate its going concern status. This guidance is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. We do not expect the adoption of this pronouncement to have a significant impact on our consolidated financial statements.

On February 18, 2015, the FASB issued Accounting Standard Update 2015-02, Consolidation – Amendments to the Consolidation Analysis, or the ASU. The ASU concludes the FASB’s project to rescind the indefinite deferral of the VIE guidance in ASU 2009-171 (FAS 1672) for reporting entities with variable interests in legal entities that have the attributes of an investment company that meet certain criteria (ASU 2010-103). The ASU also makes changes to the VOE consolidation model. The standard is effective for public reporting entities in fiscal periods beginning after December 15, 2015, and fiscal periods beginning after December 15, 2016 for non-public business entities. Early adoption is permitted. We are currently in the process of evaluating the impact of the adoption of ASU 2015-02 on our consolidated financial statements.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amounts and as percentages of our total net revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2012		2013		2014
	US$	%	US$	%	US$	%
	(in thousands of US$, except for share, per share and per ADS data)
Summary Consolidated Statements of Income:
Net revenues:
Merchandise sales	209,059	89.6	413,050	85.5	546,384	86.3
Marketplace services	24,165	10.4	69,946	14.5	86,535	13.7
Total net revenues	233,224	100.0	482,996	100.0	632,919	100.0
Cost of revenues	(148,541)	63.7	(283,317)	58.7	(382,719)	60.5
Gross profit	84,683	36.3	199,679	41.3	250,200	39.5
Operating expenses
Fulfillment expenses	(28,884)	12.4	(59,228)	12.3	(70,775)	11.2
Marketing expenses	(36,484)	15.6	(52,151)	10.8	(81,277)	12.8
Technology and content expenses	(4,416)	1.9	(10,023)	2.1	(22,090)	3.5
General and administrative expenses	(4,761)	2.0	(40,013)	8.3	(16,690)	2.6
Total operating expenses	(74,545)	32.0	(161,415)	33.4	(190,832)	30.1
Income from operations	10,138	4.3	38,264	7.9	59,368	9.4
Other income/(expenses)
Interest income, net	199	0.1	916	0.2	13,381	2.1
Others, net	(93)	0.0	127	0.0	9,184	1.4
Income before tax	10,244	4.4	39,307	8.1	81,933	12.9
Income tax expenses	(2,140)	0.9	(14,303)	3.0	(15,973)	2.5
Net income	8,104	3.5	25,004	5.2	65,960	10.4
Net income attributable to noncontrolling interests	–	–	–	–	(36)	0.0
Net income attributable to Jumei International
Holding Limited	8,104	3.5	25,004	5.2	65,924	10.4
Accretion to preferred share redemption value	(1,688)	0.7	(1,795)	0.4	(755)	0.0
Income allocation to participating Redeemable
Preferred Shares	(1,292)	0.6	(7,403)	1.5	(9,127)	1.5
Net income attributable to Jumei’s ordinary shareholders	5,124	2.2	15,806	3.3	56,042	8.9

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Net revenues. Our net revenues increased by 31.0% from US$483.0 million in 2013 to US$632.9 million in 2014, which included US$546.4 million generated from merchandise sales and US$86.5 million generated from marketplace services. This increase was primarily attributable to the increase in active customers and total orders. The number of our active customers increased significantly from approximately 10.5 million in 2013 to approximately 13.3 million in 2014. The number of our total orders increased from approximately 36.0 million in 2013 to approximately 42.6 million in 2014.

Cost of revenues. Our cost of revenues increased from US$283.3 million in 2013 to US$382.7 million in 2014, which was in line with the increase in merchandise sales for the same period.

Gross profit. Our gross profit increased by 25.3% from US$199.7 million in 2013 to US$250.2 million in 2014 and our gross profit as a percentage of net revenues decreased from 41.3% to 39.5% during the same period. Our gross profit as a percentage of our net GMV decreased from 24.5% in 2013 to 23.4% in 2014. The lower gross profit margin in 2014 is mainly attributed to our shift in strategy from beauty product marketplace sales to merchandise sales that started in September 2014.

Operating expenses. Our operating expenses increased from US$161.4 million in 2013 to US$190.8 million in 2014 primarily due to our significant business expansion. Our operating expenses as a percentage of our net GMV decreased from 19.8% in 2013 to 17.8% in 2014, primarily due to the increase in economies of scale and the significant decrease in share-based compensation expense.

•	Fulfillment expenses. Our fulfillment expenses increased from US$59.2 million in 2013 to US$70.8 million in 2014. The increase was primarily attributable to the significant increase in the number of orders fulfilled and higher staff compensation and benefits due to headcount increase, and increase in rental expenses in connection with our expanded logistics center facilities. The number of orders that we fulfilled increased from approximately 30.3 million in 2013 to 32.5 million in 2014. Our fulfillment personnel increased from 1,778 as of December 31, 2013 to 2,032 as of December 31, 2014. Our fulfillment expenses as a percentage of our net GMV decreased from 7.3% in 2013 to 6.6% in 2014, primarily because a percentage decrease of fulfilled orders over total orders.

•	Marketing expenses. Our marketing expenses increased from US$52.2 million in 2013 to US$81.3 million in 2014, which was primarily attributable to our increased online marketing and brand promotion activities. Our marketing expenses as a percentage of our net GMV increased from 6.4% in 2013 to 7.6% in 2014, primarily due to the higher number of marketing campaigns and brand promotion activities that we launched in 2014.

•	Technology and content expenses. Our technology and content expenses increased from US$10.0 million in 2013 to US$22.1 million in 2014. The increase in our technology and content expenses was primarily attributable to higher compensation and benefits for the technology and content staff due to headcount increase, and higher expenses incurred in maintaining our internet platform. Our technology and content personnel increased from 362 as of December 31, 2013 to 773 as of December 31, 2014. Our technology and content expenses are a percentage of our net GMV increased from 1.2% in 2013 to 2.1% in 2014, primarily due to our increased investments in our information technology platform.

•	General and administrative expenses. Our general and administrative expenses decreased from US$40.0 million in 2013 to US$16.7 million in 2014, primarily due to the significant decrease in share-based compensation expense, partially offset by higher share-based compensation and higher administrative staff compensation and benefits due to headcount increase. Our share-based compensation expense related to general and administrative expenses decreased from US$31.1 million in 2013 to US$2.4 million in 2014. Our general and administrative personnel increased from 283 as of December 31, 2013 to 308 as of December 31, 2014. Our general and administrative expenses as a percentage of our net GMV decreased from 4.9% in 2013 to 1.6% in 2014, primarily due to the decrease in share-based compensation expense.

Interest income. Our interest income increased from US$0.9 million in 2013 to US$13.4 million in 2014 primarily due to higher deposits resulting from our initial public offering in May 2014.

Income tax expense. Our income tax expense increased from US$14.3 million in 2013 to US$16.0 million in 2014 primarily due to an increase in our taxable income. Our effective tax rate decreased from 36% in 2013 to 20% in 2014 due to the decrease in share-based compensation expenses, which were not tax deductible.

Net income. As a result of the foregoing, our net income increased from US$25.0 million in 2013 to US$66.0 million in 2014.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Net revenues. Our net revenues increased by 107.1% from US$233.2 million in 2012 to US$483.0 million in 2013, which included US$413.1 million generated from merchandise sales and US$69.9 million generated from marketplace services. This increase was primarily attributable to the increase in the number of active customers and total orders. The number of our active customers increased significantly from approximately 4.8 million in 2012 to approximately 10.5 million in 2013. The number of our total orders increased from approximately 15.7 million in 2012 to approximately 36.0 million in 2013.

Cost of revenues. Our cost of revenues increased from US$148.5 million in 2012 to US$283.3 million in 2013, which was in line with the increase in merchandise sales for the same period.

Gross profit. Our gross profit increased by 135.8% from US$84.7 million in 2012 to US$199.7 million in 2013 and our gross profit as a percentage of net revenues increased from 36.3% to 41.3% during the same period. The higher gross profit as a percentage of net revenues in 2013 is mainly attributed to the increased percentage of net revenues generated from exclusive products sold, which generally have higher margins, and our marketplace services, which do not incur cost of revenues, as compared with 2012. Gross profit from our merchandise sales as a percentage of net revenues increased from 28.9% in 2012 to 31.4% in 2013, primarily because of the increased percentage of net revenues generated from exclusive products sold and our improved economies of scale. Our gross profit as a percentage of our net GMV decreased from 25.9% in 2012 to 24.5% in 2013, primarily due to the increased percentage of net revenues generated from our marketplace services, from which we earn service fees.

Operating expenses. Our operating expenses increased from US$74.5 million in 2012 to US$161.4 million in 2013 primarily due to our significant business expansion. Our operating expenses as a percentage of our net GMV decreased from 22.8% in 2012 to 19.8% in 2013, primarily due to the increase in economies of scale, increased sales of apparel and other lifestyle products through our marketplace services, and increased effectiveness of our advertising efforts.

•	Fulfillment expenses. Our fulfillment expenses increased from US$28.9 million in 2012 to US$59.2 million in 2013. The increase was primarily attributable to the significant increase in the number of orders fulfilled, higher staff compensation and benefits due to headcount increase, and increase in rental expenses in connection with our expanded logistics center facilities. The number of orders that we fulfilled increased from approximately 15.6 million in 2012 to 30.3 million in 2013. Our fulfillment personnel increased from 1,031 as of December 31, 2012 to 1,778 as of December 31, 2013. Fulfillment-related rental expenses increased from US$0.6 million in 2012 to US$2.7 million in 2013. Our fulfillment expenses as a percentage of our net GMV decreased from 8.8% in 2012 to 7.3% in 2013, as we continued to enjoy economies of scale and attracted more third-party merchants to sell products through our marketplace services for which we do not provide fulfillment services.

•	Marketing expenses. Our marketing expenses increased from US$36.5 million in 2012 to US$52.2 million in 2013, which was primarily attributable to our increased online marketing and brand promotion activities. Our marketing expenses as a percentage of our total net revenues decreased from 15.6% in 2012 to 10.8% in 2013 primarily due to increased effectiveness of our advertising efforts. Our marketing expenses as a percentage of our net GMV decreased from 11.2% in 2012 to 6.4% in 2013, primarily due to increased effectiveness of our advertising efforts.

•	Technology and content expenses. Our technology and content expenses increased from US$4.4 million in 2012 to US$10.0 million in 2013. The increase in our technology and content expenses was primarily attributable to higher compensation and benefits for the technology and content staff due to headcount increase, and higher expenses incurred in maintaining our internet platform. Our technology and content personnel increased from 210 as of December 31, 2012 to 362 as of December 31, 2013. Our technology and content expenses are a percentage of our net GMV decreased slightly from 1.3% in 2012 to 1.2% in 2013, primarily due to our increased operational efficiency.

•	General and administrative expenses. Our general and administrative expenses increased from US$4.8 million in 2012 to US$40.0 million in 2013, primarily due to higher share-based compensation and higher administrative staff compensation and benefits due to headcount increase. Our share-based compensation expense related to general and administrative expenses increased from US$0.2 million in 2012 to US$31.1 million in 2013, which included share-based compensations of US$30.2 million to an executive officer. Our general and administrative personnel increased from 219 as of December 31, 2012 to 283 as of December 31, 2013. Our general and administrative expenses as a percentage of our net GMV increased from 1.5% in 2012 to 4.9% in 2013, primarily due to higher share-based compensation and higher administrative staff compensation and benefits due to headcount increase.

Interest income. Our interest income increased from US$0.2 million in 2012 to US$0.9 million in 2013 primarily due to the increased amount of cash held in our bank deposits and the interest earned on short-term investment products.

Income tax expense. Our income tax expense increased from US$2.1 million in 2012 to US$14.3 million in 2013 primarily due to an increase in our taxable income. Our effective tax rate increased from 21% in 2012 to 36% in 2013 due to increase of US$32.5 million in share based compensation expenses, which were not tax deductible.

Net income. As a result of the foregoing, our net income increased from US$8.1 million in 2012 to US$25.0 million in 2013.

B. Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated by operating activities and the issuance of Class A ordinary shares in our initial public offering and our concurrent private placement in May 2014, as well as of preferred shares in private placements. As of December 31, 2014, our principal sources of liquidity was US$578.0 million of cash, cash equivalents and short-term investments. Our cash and cash equivalents represent cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions, which have original maturities of three months or less and are readily convertible to known amounts of cash. Short-term investments comprise of the term deposits placed with banks with original maturities longer than three months but less than one year. We believe that our current cash and cash equivalents, short-term investments and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the 12 months. We may, however, need additional capital in the future to fund our continued operations.

Although we consolidate the results of our consolidated VIEs, we only have access to the assets or earnings of our consolidated VIEs through our contractual arrangements with them. See “Item 4. Information on the Company – C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

As of December 31, 2014, our subsidiaries in China held cash and cash equivalents and short-term investments in the amount of US$233.5 million, and our consolidated VIEs and their subsidiaries held cash and cash equivalents and short-term investments in the amount of US$1.7 million, which includes cash reserved to settle payables to our subsidiary in China. We would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiaries in China to our offshore subsidiaries. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balance in China for general corporate purpose.

The following table sets forth a summary of our cash flows for the periods indicated:

	As of December 31,
	2012	2013	2014
	(in thousands of US$)
Net cash provided by operating activities	27,360	84,806	68,711
Net cash used in investing activities	(6,601)	(4,643)	(418,208)
Net cash provided by/(used in) financing activities	-	(833)	403,778
Effect of exchange rate changes on cash and cash equivalents	88	2,108	(276)
Net increase in cash and cash equivalents	20,847	81,438	54,005
Cash and cash equivalents at beginning of year	9,117	29,964	111,402
Cash and cash equivalents at end of year	29,964	111,402	165,407

Operating Activities

Net cash provided by operating activities amounted to US$68.7 million in 2014, which was primarily attributable to a net income of US$66.0 million, adjusted for non-cash items of US$12.1 million and a net decrease of US$9.3 million in change in working capital. The net decrease in change in working capital was primarily attributable to an increase in inventories of US$69.9 million and an increase in prepayments and other assets of US$24.5 million, partially offset by an increase in accounts payable of US$56.8 million. The increases in inventories and accounts payable were primarily due to the rapid expansion of our business operations. The increase in prepayments and other assets was primarily due to the increase in supplier rebate and interest receivable.

Net cash provided by operating activities amounted to US$84.8 million in 2013, which was primarily attributable to a net income of US$25.0 million, adjusted for non-cash items of US$34.0 million and a net increase of US$25.8 million in change in working capital. The net increase in change in working capital was primarily attributable to an increase in accounts payable of US$48.0 million and an increase in tax payable of US$11.9 million, which was partially offset by an increase in advance to suppliers of US$18.7 million, an increase in inventories of US$17.7 million and a decrease in advance from customers of US$1.3 million. The increases in accounts payable and inventories were primarily due to the significant increase in the total orders that we fulfilled which was in turn attributable to the rapid expansion of our business operations.

Net cash provided by operating activities amounted to US$27.4 million in 2012, which was primarily attributable to a net income of US$8.1 million and a net increase of US$18.1 million in change in working capital. The net increase in change in working capital was primarily attributable to an increase in accounts payable of US$37.5 million, which was partially offset by an increase in inventories of US$15.1 million and an increase in prepayments and other assets US$8.2 million. The increases in accounts payable and inventories were primarily due to the significant increase in the total orders that we fulfilled which was in turn attributable to the rapid expansion of our business operations.

Investing Activities

Net cash used in investing activities amounted to US$418.2 million in 2014, which was primarily attributable to our purchase of short term investments.

Net cash used in investing activities amounted to US$4.6 million in 2013, which was primarily attributable to our renovation and purchase of equipment for new logistics centers and our newly leased office in Beijing.

Net cash used in investing activities amounted to US$6.6 million in 2012, which was primarily attributable to our purchase of short term investments and purchase of property, equipment and software.

Financing Activities

Net cash provided by financing activities amounted to US$403.8 million in 2014, which was attributable to the net proceeds from our initial public offering and our concurrent private placement in May 2014.

Net cash used in financing activities amounted to US$0.8 million in 2013, which was attributable to the repurchase of vested options. We did not engage in any financing activities in 2012.

Capital Expenditures

Our capital expenditures amounted to US$2.1 million, US$4.6 million and US$6.5 million in 2012, 2013 and 2014, respectively. In the past, our capital expenditures were principally used for renovation and purchase of equipment for new logistics centers and our leased office in Beijing, as well as purchases of equipment related to our research and development efforts.

Holding Company Structure

Jumei International Holding Limited is a holding company with no material operations of its own. We conduct our operations primarily through our wholly owned subsidiaries and our consolidated VIEs in China. As a result, our ability to pay dividends depends upon dividends paid by our wholly owned subsidiaries. If our wholly owned subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our wholly owned PRC subsidiaries and our consolidated affiliated entity is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, as of December 31, 2014, we had US$0.5 million in statutory reserves that are not distributable as cash dividends. We currently plan to reinvest all earnings from our PRC subsidiaries to their business developments and do not plan to request dividend distributions from them.

The exclusive consulting and services agreement entered into among Beijing Jumei, Reemake Media and the shareholders of Reemake Media requires Reemake Media to pay service fees in Renminbi to Beijing Jumei in the manner and amount set forth in such agreement. Similarly, the exclusive consulting and services agreement entered into among Tianjin Jumei, Tianjin Yingxun and the shareholders of Tianjin Yingxun requires Tianjin Yingxun to pay service fees in Renminbi to Tianjin Jumei in the manner and amount set forth in such agreement. After paying the applicable withholding taxes and making appropriations for the statutory reserve, the remaining net profits of our PRC subsidiaries would be available for distribution to our offshore companies. As an offshore holding company of our PRC subsidiaries and consolidated VIEs, we may make loans to our PRC subsidiaries and consolidated VIEs. Any loans to our PRC subsidiaries are subject to foreign exchange loan registrations with relevant governmental authorities in China, and loans by us to our VIEs, which are domestic PRC entities, must be approved by the National Development and Reform Commission and must also be registered with SAFE or its local branches. We may also finance our subsidiaries by means of capital contributions. See “Item 3. Key Information – D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Furthermore, cash transfers from our PRC subsidiaries to our offshore companies are subject to PRC government control of currency conversion. For example, remittance of dividends by our PRC subsidiaries out of China is subject to examination by the banks designated by SAFE. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and our consolidated VIEs to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3. Key Information – D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.”

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2012, 2013 and 2014 were increases of 2.5%, 2.5% and 1.5%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

C.	Research and Development, Patents and Licenses, etc.

Research and Development

Our technology systems are designed to enhance efficiency and scalability, and play an important role in the success of our business. We rely on a combination of internally developed proprietary technologies and commercially available licensed technologies to improve our website and management systems in order to optimize every aspect of our operations for the benefit of our customers, suppliers and third-party merchants.

We have adopted a service-oriented architecture supported by data processing technologies which consists of front-end, mid-end and back-end modules. Our network infrastructure is built upon self-owned servers located in data centers operated by third-party internet data center providers. We are implementing enhanced cloud architecture and infrastructure for our core data processing system to augment our existing virtual private network as we continue to expand our operations, enabling us to achieve significant internal efficiency through a virtual and centralized network platform.

Technology and content development expenses consist primarily of payroll and related costs for employees involved in application development, category expansion, editorial content production on our internet platform and system support expenses, as well as server charges and costs associated with telecommunications. As we continue to expand our technological capabilities to support our anticipated growth and enhance customer experience, we expect our technology and content expenses to continue to increase in absolute amount in the foreseeable future. We incurred US$4.4 million, US$10.0 million and US$22.1 million in technology and content development expenses in 2012, 2013 and 2014, respectively.

Intellectual Property

We regard our trademarks, software copyrights, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark, copyright and trade secret protection laws in the PRC, as well as confidentiality procedures and contractual provisions with our employees, service providers, suppliers, third-party merchants and others to protect our proprietary rights. As of December 31, 2014, we owned 209 registered trademarks, copyrights to 12 software programs developed by us relating to various aspects of our operations, and 22 registered domain names, including jumei.com and jumeiglobal.com.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2014 to December 31, 2014 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F.	Tabular Disclosure of Contractual Obligations

We lease our facilities and offices under non-cancellable operating lease agreements. The rental expenses were US$2.0 million, US$6.2 million and US$11.5 million during the years ended December 31, 2012, 2013 and 2014, respectively.

As of December 31, 2014, future minimum commitment under non-cancelable agreements were as follows:

US$ (in thousand)	Total	2015	2016	2017	2018	2019	2020 and thereafter
Operating lease	22,068	11,568	7,581	1,399	951	569	-

Other than those shown above, we did not have any significant unrecognized uncertain tax positions, capital and other commitments, long-term obligations, or guarantees as of December 31, 2014.

G.	Safe Harbor

This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. Forward-looking statements involve inherent risks and uncertainties. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this annual report on Form 20-F relate only to events or information as of the date on which the statements are made in this annual report on Form 20-F. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report on Form 20-F completely and with the understanding that our actual future results may be materially different from what we expect.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Leo Ou Chen	32	Founder, Chairman of the Board of Directors and Chief Executive Officer
Yusen Dai	28	Co-Founder, Director and Vice President of Products
Sean Shao	58	Independent director
Zhenquan Ren	42	Independent director
Mang Su	43	Independent director
Huipu Liu	35	Senior Vice President
Mona Meng Gao	34	Co-Chief Financial Officer
Yunsheng Zheng	41	Co-Chief Financial Officer
Tony Tao Zhou	44	Vice President of Logistics

Mr. Leo Ou Chen is our founder and has served as our chairman and chief executive officer since our inception. Mr. Chen received an MBA degree from Stanford University in 2009, and a bachelor’s degree in computer science from Nanyang Technological University in Singapore in 2005.

Mr. Yusen Dai is our co-founder and has served as our director and vice president of products since our inception. He studied management science and engineering in Stanford University from 2008 to 2009, and received his bachelor’s degree in industrial engineering from Tsinghua University in Beijing, China in 2008.

Mr. Sean Shao has served as our independent director since May 2014. Mr. Shao currently serves as (i) independent director and member of the audit committee of Trina Solar Limited, an integrated solar-power products manufacturer and solar system developer listed on the NYSE, since January 2015, (ii) independent director and chairman of the audit committee of: LightInTheBox Holdings Co. Ltd., an e-commerce company listed on NYSE since June 2013 and UTStarcom Holdings Corp., a provider of broadband equipment and solutions listed on NASDAQ since October 2012, (iii) independent director and chairman of the audit and compensation committees of China Biologic Products, Inc., a biopharmaceutical company listed on NASDAQ since July 2008, and (iv) independent director and chairman of the nominating committee of Agria Corporation, an agricultural company listed on NYSE since November 2008. Mr. Shao served as the chief financial officer of Trina Solar Limited from 2006 to 2008. In addition, Mr. Shao served from 2004 to 2006 as the chief financial officer of ChinaEdu Corporation, an educational service provider, and of Watchdata Technologies Ltd., a Chinese security software company. Prior to that, Mr. Shao worked at Deloitte Touche Tohmatsu CPA Ltd. for approximately a decade. Mr. Shao received his master’s degree in health care administration from the University of California at Los Angeles in 1988 and his bachelor’s degree in art from East China Normal University in 1982. Mr. Shao is a member of the American Institute of Certified Public Accountants.

Mr. Zhenquan Ren has served as our independent director since April 2015. Mr. Ren is a founder of Star VC, a venture capital firm established in 2014. In 2013, Mr. Ren founded Beijing Hot and Spicy Investment Limited Company and established “Hot and Spicy No.1” hotpot brand. In 2011, Mr. Ren established Ren Quan Studio, which has gone on to produce many well-known TV shows and films in China. Prior to that, Mr. Ren was an actor for Hua Yi Brothers. Mr. Ren graduated from the Shanghai Theatre Academy in 1997 and completed his EMBA at the Cheung Kong Graduate School of Business in 2013.

Ms. Mang Su has served as our independent director since April 2015. Ms. Su currently serves as the president of Trends Media Group, or Trends, a major magazine publisher in China with over 10 titles including Cosmopolitan, Esquire, Harper’s BAZAAR ,Trendshome, and Trendshealth . Ms. Su joined Trends in 1994 where she was instrumental in launching and managing Trend’s magazine portfolio. Ms. Su has accumulated extensive media management experience through a career that spans many years and includes a diverse number of roles in editorial, advertising, marketing and distribution positions. Ms. Su launched BAZAAR Charity Night in 2003. Ms. Su graduated from the China Conservatory of Music, and received her EMBA degree from Cheung Kong Graduate School of Business.

Mr. Huipu Liu has served as our senior vice president since February 2012. Prior to joining us, he was the vice president of human resources and marketing of Jiayuan.com International Ltd., a NASDAQ-listed company, from 2009 and 2011. He was the general manager of Zhejiang Branch of chinahr.com from 2007 to 2009. From 2005 to 2007, he served as a deputy manager of the training department of Century 21 Real Estate China. He received his bachelor’s degree in engineering from University of Science and Technology Beijing in China in 2003.

Ms. Mona Meng Gao has served as our co-chief financial officer since April 2014, and is in charge of our strategy and investor relations. Prior to her tenure as our co-chief financial officer, Ms. Gao served as our chief strategist since joining us in December 2013. Prior to joining us, she was a senior investment analyst in Yiheng Capital, LLC from 2010 to 2013. From 2004 to 2009, Ms. Gao worked with Bain & Company as a consultant. Prior to 2004, she worked and held various management positions at Barclays Group and Procter & Gamble in the United Kingdom. Ms. Gao received an MBA degree from Stanford University in 2009, a master’s degree and a bachelor’s degree in engineering, economics and management from University of Oxford in 2003.

Mr. Yunsheng Zheng has served as our co-chief financial officer since April 2014, and is in charge of our accounting and financial reporting. Prior to his tenure as our co-chief financial officer, Mr. Zheng served as our vice president of finance since joining us in June 2012. Prior to joining us, he was the head of finance function for the new business initiatives division of Nanjing FullShare Group, a private conglomerate in China, from 2009 to 2010. From 2006 to 2009, he was the chief financial officer of BlueStar SecuTech Inc., and participated in the preparation for its initial public offering on London Stock Exchange in 2007. Prior to that, Mr. Zheng worked at a few accounting firms, including as a senior manager at BDO Reanda, successively for over six years. Mr. Zheng received a master’s degree in management from Stanford University in 2011 and a bachelor’s degree in financial accounting from Renmin University of China in 2001. Mr. Zheng is a certified public accountant in China, a fellow of the Association of Chartered Certified Accountants and a chartered financial analyst.

Mr. Tony Tao Zhou has served as our vice president of logistics since July 2013. Prior to joining us, he served as a vice president in Amazon.cn, in charge of its north China region logistics centers from 2009 to 2013. From 1999 to 2009, he worked at GE Healthcare as a manufacturing process engineer in the U.S., as a material control engineer in Japan, as a finance cost analyst and held management roles overseeing quality and productivity, project and warehousing, and served in a leadership role for eSourcing in China. He received the Lean Six Sigma Black Belt certification while working at GE Healthcare. Mr. Zhou received his bachelor’s degree in mechanical engineering from Beijing Union University in China in 1994.

B.	Compensation

For the fiscal year ended December 31, 2014, we paid an aggregate of US$0.8 million in cash to our executive officers, and we paid an aggregate of US$38 thousand in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

The following table summarizes, as of February 28, 2015, the options and restricted shares units granted under our 2011 plan and 2014 plan to our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Ordinary Shares Underlying Options Awarded		Exercise Price(US$/Share)	Date of Grant	Date of Expiration
Sean Shao	*	(1)	–	September 22, 2014	September 21, 2024
Huipu Liu	*		1.07692	February 23, 2012	February 28, 2022
	*		1.07692	September 23, 2012	September 30, 2022
	*		1.07692	May 1, 2013	April 30, 2023
Mona Meng Gao	*		1.20	December 31, 2013	October 1, 2022
Yunsheng Zheng	*		1.07692	September 23, 2012	September 30, 2022
Tony Tao Zhou	*		1.07692	August 1, 2013	July 31, 2023
Total	2,002,273

*Less than 1% of our total outstanding share capital.

(1) Restricted share units.

As of February 28, 2015, other individuals as a group hold options to purchase a total of 4,502,897 Class A ordinary shares of our company, with exercise prices ranging from nil to US$15.00 per share, as well as 34,092 restricted shares units of our company.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three-month advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as a principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

2011 Global Share Plan

In March 2011, our board of directors approved the 2011 plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. On April 8, 2011, our board of directors approved that the maximum aggregate number of our ordinary shares which may be issued pursuant to all awards under the 2011 plan is 10,401,229 shares. As of February 28, 2015, options to purchase 6,502,897 ordinary shares have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

The following paragraphs describe the principal terms of the 2011 plan.

Types of Awards. The 2011 plan permits the awards of options and share purchase rights.

Plan Administration. Our board of directors or our compensation committee will administer the 2011 plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award Agreement. Awards granted under the 2011 plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our employees, directors and consultants of our company. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies and subsidiaries.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is ten years from the date of a grant.

Transfer Restrictions. Awards may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution, except as otherwise provided by the plan administrator.

Termination and Amendment of the 2011 Plan. Unless terminated earlier, the 2011 plan has a term of ten years. Our board of directors has the authority to amend or terminate the plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the recipient.

2014 Plan

We adopted the 2014 plan in April 2014. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 plan is 6,300,000 Class A ordinary shares initially. The number of shares reserved for future issuances under the 2014 plan will be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, or such lesser number of Class A ordinary shares as determined by our board of directors, on the first day of each calendar year during the term of the 2014 plan beginning in 2015. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 plan is 8,439,805 Class A ordinary shares as of February 28, 2015. As of February 28, 2015, 38,272 restricted share units have been granted under the 2014 plan. The following paragraphs summarize the terms of the 2014 plan.

Types of Awards. The 2014 plan permits the awards of options, restricted shares and restricted share units.

Plan Administration. Our board or a committee of one or more members of our board duly authorized for the purpose of the 2014 plan can act as the plan administrator.

Award Agreement. Options, restricted shares or restricted share units granted under the 2014 plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each grant.

Eligibility. We may grant awards to our employees, directors or consultants. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies and subsidiaries.

Acceleration of Awards upon Change in Control. If a change in control, liquidation or dissolution of our company occurs, the plan administrator may, in its sole discretion, provide for (i) all awards outstanding to terminate at a specific time in the future and give each participant the right to exercise the vested portion of such awards during a specific period of time, or (ii) the purchase of any award for an amount of cash equal to the amount that could have been attained upon the exercise of such award, or (iii) the replacement of such award with other rights or property selected by the plan administrator in its sole discretion, or (iv) payment of award in cash based on the value of ordinary shares on the date of the change-in-control transaction plus reasonable interest.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is the tenth anniversary after the date of a grant.

Exercise Price of Options. The exercise price in respect of any option shall be determined by the plan administrator and set forth in the award agreement which may be a fixed or variable price related to the fair market value of the shares. The exercise price per share subject to an option may be amended or adjusted in the absolute discretion of the plan administrator, the determination of which shall be final, binding and conclusive.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is set forth in the award agreement.

Transfer Restrictions. Awards may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution, except as otherwise provided by the plan administrator.

Termination. Unless terminated earlier, the 2014 plan will terminate automatically in 2024.

C.	Board Practices

Our board of directors consists of five directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company shall declare the nature of his interest at a meeting of the directors. A general notice given to the directors by any director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to the rules of NYSE and disqualificiation by the chairman of the relevant board meeting, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. The board may exercise all the powers of our company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. There is no age limit requirement for directors. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees, which charters are available on our investor relations website at http://jumei.investorroom.com/. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Sean Shao, Mr. Zhenquan Ren and Ms. Mang Su. Mr. Sean Shao is the chairman of our audit committee. Our board has determined that Mr. Sean Shao, Mr. Zhenquan Ren and Ms. Mang Su satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and meet the independence standards under Rule 10A-3 under the Exchange Act. Mr. Sean Shao currently also serves on the audit committees of: Trina Solar Limited, a NYSE-listed company; LightInTheBox Holdings Co. Ltd., a NYSE-listed company; UTStarcom Holdings Corp., a NASDAQ-listed company; and China Biologic Products, Inc., a NASDAQ-listed company. Our board of directors has determined that the simultaneous service of Mr. Sean Shao on the audit committees of these public companies would not impair the ability of Mr. Sean Shao to effectively serve on the audit committee of our board of directors. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Mr. Sean Shao, Mr. Zhenquan Ren and Ms. Mang Su. Mr. Zhengquan Ren is the chairman of our compensation committee. Our board has determined that Mr. Sean Shao, Mr. Zhenquan Ren and Ms. Mang Su satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Sean Shao, Mr. Zhenquan Ren and Ms. Mang Su. Ms. Mang Su is the chairwoman of our nominating and corporate governance committee. Our board has determined that Mr. Sean Shao, Mr. Zhenquan Ren and Ms. Mang Su satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time.

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of our board of directors. Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office by ordinary resolution of the shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) without special leave of absence from the board of directors, is absent from meetings of the board of directors for three consecutive meetings and the board of directors resolves that his office be vacated.

D.	Employees

As of December 31, 2014, we had 1,448 full-time employees, compared with 596 and 876 employees as of December 31, 2012 and 2013, respectively. The following table sets forth the number of our full-time employees categorized by areas of operations as of December 31, 2014:

Function	Number of Employees
Products	377
Business development	140
Administration and management	170
Technology support	376
Logistics and delivery	213
Customer service	96
Marketing	76
Total	1,448

In addition to our full-time employees, we used 1,803 contract workers dispatched to us by staffing agencies as of December 31, 2014. These contract workers are primarily responsible for customer service, logistics and delivery services.

Our success depends on our ability to attract, motivate, train and retain qualified personnel. We believe we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Our employees are not covered by any collective bargaining agreement. To date, we have not experienced any significant labor disputes.

E.	Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2015 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 145,195,128 ordinary shares outstanding as of February 28, 2015, comprising of 86,390,288 Class A ordinary shares and 58,804,840 Class B ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Class A ordinary Shares	Class B ordinary Shares	Total ordinary shares on an as- converted basis	Percentage of total ordinary shares on an as- converted basis	% of aggregate voting power †
Directors and Executive Officers:**
Leo Ou Chen (1)	–	50,892,198	50,892,198	35.1	75.5
Yusen Dai (2)	–	7,912,642	7,912,642	5.4	11.7
Sean Shao (3)	–	–	–	–	–
Zhenquan Ren (4)	–	–	–	–	–
Mang Su (5)	–	–	–	–	–
Huipu Liu	*	–	*	*	*
Mona Meng Gao	*	–	*	*	*
Yunsheng Zheng	*	–	*	*	*
Tony Tao Zhou	*	–	*	*	*
All Directors and Executive Officers as a Group	*	58,804,840	59,587,214	40.8	87.2
Principal Shareholders:
Super ROI Global Holding Limited (6)	–	50,892,198	50,892,198	35.1	75.5
Sequoia funds (7)	23,400,000	–	23,400,000	16.1	3.5
Xiaoping Xu (8)	11,230,162	–	11,230,162	7.7	1.7
K2 Partners funds (9)	10,911,760	–	10,911,760	7.5	1.6
Pinnacle High-Tech Limited (10)	–	7,912,642	7,912,642	5.4	11.7

*	Less than 1% of our total outstanding shares.

**	Except for Mr. Sean Shao and Mr. Zhenquan Ren and Ms. Mang Su, the business address for our directors and executive officers is 20th Floor, Tower B, Zhonghui Plaza, 11 Dongzhimen South Road, Dongcheng District, Beijing 100007, The People’s Republic of China.

†	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)	Represents 50,892,198 Class B ordinary shares directly held by Super ROI Global Holding Limited, a British Virgin Islands company beneficially owned by Mr. Chen through a trust, as described in footnote (7) below.

(2)	Represents 7,912,642 Class B ordinary shares directly held by Pinnacle High-Tech Limited, a British Virgin Islands company beneficially owned by Mr. Dai through a trust, as described in footnote (11) below.

(3)	The business address of Mr. Shao is 9H-7 Dongsanhuanzhonglu, Fortune Plaza, Tower A, Chao Yang District, Beijing, PRC 100020.

(4)	The business address of Mr. Zhenquan Ren is Room 1505, Building C, Jiaheliyuan, No. A 32 Xiaoyun Road, Chaoyang District, Beijing, PRC 100027.

(5)	The business address of Ms. Mang Su is 21/F, Trends Building, The Place, No. 9 Guanghua Road, Chaoyang District, Beijing, PRC 100020.

(6)	Represents 50,892,198 Class B ordinary shares directly held by Super ROI Global Holding Limited, a British Virgin Islands company beneficially owned by Mr. Leo Ou Chen through a trust. The registered address of Super ROI Global Holding Limited is P.O. Box 3321, Drake Chambers, Road Town, Tortola, British Virgin Islands.

(7)	The number of ordinary shares beneficially owned is as of December 31, 2014, as reported in a Schedule 13G filed by Sequoia Capital China II LP on February 10, 2015, and consists of (i) 19,611,540 Class A ordinary shares directly held by Sequoia Capital China II L.P., (ii) 493,740 Class A ordinary shares directly held by Sequoia Capital China Partners Fund II, L.P., and (iii) 3,294,720 Class A ordinary shares directly held by Sequoia Capital China Principals Fund II, L.P. Sequoia Capital China II L.P., Sequoia Capital China Partners Fund II, L.P. and Sequoia Capital China Principals Fund II, L.P. are collectively referred to as the Sequoia funds. The general partner of the Sequoia funds is Sequoia Capital China Management II, L.P., whose general partner is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, a company wholly owned by Neil Nanpeng Shen. Mr. Shen disclaims beneficial ownership of the shares held by the Sequoia funds, except to the extent of his pecuniary interest therein. The registered address of the Sequoia funds is Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands. The percentage of beneficial ownership and voting power was calculated based on the total number of our ordinary shares outstanding as of February 28, 2015.

(8)	The number of ordinary shares beneficially owned is as of December 31, 2014, as reported in a Schedule 13G filed by Xiaoping Xu on February 10, 2015, and consists of (i) 6,754,339 Class A ordinary shares held by Success Origin Limited, a British Virgin Islands company, (ii) 3,810,432 ADSs representing 3,810,432 Class A ordinary shares held by Success Origin Limited and (iii) 665,591 restricted ADSs representing 665,591 Class A ordinary shares held by Focus China Holdings Limited. Both Success Origin Limited and Focus China Holdings Limited are wholly owned by Mr. Xiaoping Xu. The registered address of Success Origin Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The business address of Mr. Xiaoping Xu is Suite 525, China World Trade Tower 1, 1 Jianguomenwai Avenue, Chaoyang District, Beijing 100004, China. The percentage of beneficial ownership and voting power was calculated based on the total number of our ordinary shares outstanding as of February 28, 2015.

(9)	The number of ordinary shares beneficially owned is as of December 31, 2014, as reported in a Schedule 13G filed by K2 Partners LP on February 11, 2015, and consists of (i) 10,354,952 Class A ordinary shares directly held by K2 Partners L.P. and (ii) 556,808 Class A ordinary shares directly held by K2 Partners. K2 Partners L.P. and K2 Partners are collectively referred to as the K2 Partners funds. The general partner of K2 Partners L.P. is K2 Partners, a company incorporated in the Cayman Islands. Voting and investment power of the shares held by K2 Partners L.P. is exercised by the investment committee of K2 Partners, which consists of Keyi Chen, Werkun Krzysztof and Yu Li, each of whom disclaims beneficial ownership of the ordinary shares owned by K2 Partners funds. The registered address of K2 Partners L.P. is P.O. Box 472, 2nd Floor Harbor Place, Grand Cayman KY1-1106, Cayman Islands. The percentage of beneficial ownership and voting power was calculated based on the total number of our ordinary shares outstanding as of February 28, 2015.

(10)	Represents 7,912,642 Class B ordinary shares directly held by Pinnacle High-Tech Limited, a British Virgin Islands company beneficially owned by Mr. Yusen Dai through a trust. The registered address of Pinnacle High-Tech Limited is P.O. Box 3321, Drake Chambers, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of February 28, 2015, 45,962,816 of our Class A ordinary shares are held by one record holder in the United States, which is the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our Class A ordinary shares in the United States. As of February 28, 2015, none of our Class B ordinary shares are held by U.S. record holders.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale of Class B ordinary shares by a holder thereof to any person or entity that is not an affiliate of such holder, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares.

As of February 28, 2015, Mr. Leo Ou Chen owned 75.5% of the total voting rights in our company. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements with Our Variable Interest Entities and Their Respective Shareholders

Due to PRC legal restrictions on foreign ownership and investment in value-added telecommunication service businesses, we conduct such activities through contractual arrangements with Reemake Media, a consolidated VIE of ours in China. Through Beijing Jumei, we obtained control over Reemake Media in April 2011 by entering into a series of contractual arrangements with Reemake Media and the shareholders of Reemake Media. The contractual arrangements, except for the exclusive consulting and services agreement, were subsequently amended and restated in January 2014. Reemake Media holds our ICP License as an internet information provider and operates our website. Through Tianjin Jumei, we obtained control over Tianjin Yingxun in August 2014 by entering into a series of contractual arrangements with Tianjin Yingxun and the shareholders of Tianjin Yingxun. For a description of these contractual arrangements, see “Item 4. Information on the Company – C. Organizational Structure.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation – Employment Agreements and Indemnification Agreements.”

Registration Rights

Pursuant to our amended and restated shareholders agreement, as amended, that we entered into in November 2011 with our then shareholders in connection with our issuance of preferred shares prior to our initial public offering, we have granted certain registration rights to holders of our registrable securities, which include our Class A ordinary shares issued pursuant to conversion of our preferred shares upon the completion of our initial public offering in May 2014. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights. At any time after November 18, 2014, holders of at least 10% of our outstanding registrable securities have the right to demand that we file a registration statement covering the registration of any registrable securities of such holders. We have the right to defer filing of a registration statement for a period of not more than 150 days after the receipt of the request of the initiating holders if our board of directors determines in good faith that filing of a registration will be materially detrimental to us and our shareholders, but we cannot exercise the deferral right more than once in any 12-month period and cannot register any securities during such 12-month period. Further, if the registrable securities are offered by means of an underwriting and the underwriter advises us in writing that marketing factors require a limitation of the number of securities to be underwritten, a maximum of 70% of such registrable securities may be reduced as required by the underwriters and the number of the registrable securities will be allocated among the holders on a pro rata basis according to the number of registrable securities then outstanding held by each holder requesting registration, provided that in no event may any registrable securities be excluded from such underwriting unless all other securities are first excluded entirely. We are not obligated to effect more than two demand registrations.

Piggyback Registration Rights. If we propose to file a registration statement for a public offering of our securities, we must offer holders of our registrable securities an opportunity to include in the registration all or any part of their registrable securities. If the managing underwriters of any underwritten offering determine in good faith that marketing factors require a limitation of the number of shares to be underwritten, the managing underwriters may decide to exclude shares from the registration and the underwriting and to allocate the number of securities first to us and second to each of holders requesting for the inclusion of their registrable securities on a pro rata basis based on the total number of registrable securities held by each such holder and third, to holders of other securities of our company, provided that (i) in no event may any registrable securities be excluded from such offering unless all other securities are first excluded, and (ii) in no event may the amount of securities of selling holders of registrable securities be reduced below 30% of the aggregate number of registrable securities requested to be included in such offering.

Form F-3 Registration Rights. Any holder of our outstanding registrable securities have the right to request that we effect a registration on Form F-3 for which the reasonably anticipated aggregate offering price to the public would exceed US$0.5 million. We, however, are not obligated to effect such registration if, among other things, (i) Form F-3 is not available for such offering by the holders of registrable securities, and (ii) we have effected two Form F-3 registrations within the 12-month period preceding the date of such request for Form F-3 registration. We have the right to defer filing of a Form F-3 registration statement for a period of not more than 60 days after the receipt of the request of relevant holders if our board of directors determines in good faith that filing of such registration will be materially detrimental to us and our shareholders, but we cannot exercise the deferral right more than once in any 12-month period and cannot register any other securities during such 60-day period.

Expenses of Registration. We will bear all registration expenses, other than underwriting discounts and selling commissions incurred in connection with any demand, piggyback or F-3 registration, except each holder that exercised its demand, piggyback or F-3 registration rights will bear such holder’s proportionate share (based on the total number of shares sold in such registration other than for our account) of all underwriting discounts and selling commissions and disbursements of one separate counsel for the holders.

Termination of Obligations. We have no obligation to effect any demand, piggyback or Form F-3 registration upon the fifth anniversary after the completion of our initial public offering in May 2014.

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees – B. Compensation – 2011 Global Share Plan” and “Item 6. Directors, Senior Management and Employees – B. Compensation – 2014 Plan.”

Transactions with a Related Party

In the past, we purchased certain beauty products from Beijing Jushangminghui Commerce and Trade Co., Ltd. and Beijing Fanbosha Commerce and Trade Co., Ltd., two PRC entities controlled by a former employee of our company and his immediate family member. In 2014, we purchased US$0.8 million worth of products from these two entities. We believe the terms of transactions with the related parties were similar to those with third-party suppliers.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements at the end of this annual report filed as part of this annual report on Form 20-F.

Legal Proceedings

From time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business.

Beginning on December 11, 2014, several putative shareholder class action lawsuits, were filed in the United States District Courts for the Southern District of New York and the Eastern District of New York against our company, certain current and former officers and directors of our company, and underwriters in our initial public offering, captioned Lu v. Jumei International Holding Limited et al., Civil Action No. 14 CV 9826 (S.D.N.Y.) (filed on December 11, 2014); Yim v. Jumei International Holding Limited et al., Civil Action No. 14 CV 7269 (E.D.N.Y.) (filed on December 12, 2014, voluntarily dismissed by plaintiffs on March 9, 2015); Yin v. Jumei International Holding Limited et al., Civil Action No. 14 CV 9957 (S.D.N.Y.) (filed on December 17, 2014); and Brock v. Jumei International Holding Limited et al., Civil Action No. 14 CV 9993 (S.D.N.Y.) (filed on December 18, 2014). The complaints in the above-mentioned putative shareholder class action lawsuits allege that our company’s registration statement for our initial public offering and/or certain subsequent press releases, financial statements, and other disclosures made by our company contained material misstatements or omissions in violation of the federal securities laws.

The actions remain at their preliminary stages. We believe the cases are without merit and intend to defend the actions vigorously. For risks and uncertainties relating to the pending cases against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We have been named as a defendant in putative shareholder class action lawsuits that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

Dividend Policy

Our board of directors has discretion on whether to distribute dividends, subject to applicable laws. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company – B. Business Overview – Regulation – Regulations Relating to Dividend Distribution.”

If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

Our ADSs, each representing one of our Class A ordinary share, have been listed on the NYSE since May 16, 2014. Our ADSs trade under the symbol “JMEI.” Update until April 28, 2015 (starting from May 16, 2014), the trading price of our ADSs on the NYSE ranged from US$12.11 to US$39.45 per ADS.

The following table provides the high and low trading prices on the NYSE for the periods indicated below.

	Trading Price
	High	Low
Quarterly Highs and Lows
Second Quarter 2014 (since May 16, 2014)	32.49	22.00
Third Quarter 2014	39.45	23.00
Fourth Quarter 2014	27.60	12.58
First Quarter 2015	17.77	12.11
Monthly Highs and Lows
October 2014	27.08	21.53
November 2014	27.60	18.00
December 2014	18.47	12.58
January 2015	14.88	12.11
February 2015	14.44	12.31
March 2015	17.77	12.54
April 2015 (through April 28, 2015)	22.89	15.18

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing one of our Class A ordinary share, have been quoted on the NYSE system under the symbol “JMEI” since May 16, 2014.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands exempted company and our affairs are governed by our second amended and restated memorandum and articles of association and the Companies Law (2013 Revision) of the Cayman Islands, which we refer to as the Companies Law below. Our second amended and restated memorandum and articles of association became effective in May 2014. The following are summaries of material provisions of our second amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Under our second amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

Ordinary Shares

Ordinary Shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Certificates representing our ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale of Class B ordinary shares by a holder thereof to any person or entity that is not an Affiliate (as defined in our second amended and restated articles of association) of such holder, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares. In addition, if at any time, Mr. Leo Ou Chen, Mr. Yusen Dai and their affiliates collectively own less than 5% of the issued Class B ordinary shares, each issued and outstanding Class B ordinary share will be automatically and immediately converted into one Class A ordinary share, and we will not issue any Class B ordinary shares thereafter.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors, subject to the Companies Law and our articles of association. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business. Dividends received by each Class B ordinary share and Class A ordinary share in any dividend distribution shall be the same.

Voting Rights. On a show of hands each shareholder is entitled to one vote or, on a poll, each holder of Class A ordinary shares is entitled to one vote, while each holder of Class B ordinary shares is entitled to ten votes, voting together as one class on all matters that require a shareholder’s vote. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one or more shareholders present in person or by proxy.

A quorum required for a meeting of shareholders consists of at least two holders of our shares being not less than an aggregate of fifty percent (50%) of all votes attaching to all of our shares in issue and entitled to vote. Shareholders may be present in person or by proxy or, if the shareholder is a legal entity, by its duly authorized representative. Shareholders’ meetings may be convened by the chairman or a majority of our board of directors on its own initiative or upon a request to the directors by shareholders holding no less than one-third of our voting share capital. Advance notice of at least ten days is required for the convening of our annual general shareholders’ meeting and any other general shareholders’ meeting.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast at a meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our second amended and restated memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our second amended and restated memorandum and articles of association.

Transfer of Ordinary Shares. Subject to the restrictions set out below and the provisions above in respect of Class B ordinary shares, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required; and

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four.

•	a fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they are required within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the NYSE, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of our ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately. Any distribution of assets or capital to a holder of a Class A ordinary share and a holder of a Class B ordinary share will be the same in any liquidation event. We are a “limited liability” company registered under the Companies Law, and under the Companies Law, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our second amended and restated memorandum of association contains a declaration that the liability of our members is so limited.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time, our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may be varied with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our second amended and restated memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our second amended and restated memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.

Anti-Takeover Provisions. Some provisions of our second amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our second amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue negotiable or bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D.	Exchange Controls

The Cayman Islands currently has no exchange control regulations or currency restrictions. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange,” “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Dividend Distribution,” “Item 4. Information on the Company—B. Business Overview—Regulation—SAFE Regulations on Offshore Special Purpose Companies Held by PRC Residents” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.”

E.	Taxation

To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Fangda Partners, our PRC counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that Jumei International Holding Limited is not a PRC resident enterprise for PRC tax purposes. Jumei International Holding Limited is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that Jumei International Holding Limited meets all of the conditions above. Jumei International Holding Limited is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. In addition, we are not aware of any offshore holding companies with a similar corporate structure as ours ever having been deemed a PRC “resident enterprise” by the PRC tax authorities. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

If the PRC tax authorities determine that Jumei International Holding Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of Jumei International Holding Limited would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Jumei International Holding Limited is treated as a PRC resident enterprise.

Provided that (i) our Cayman Islands holding company, Jumei International Holding Limited, is not deemed to be a PRC resident enterprise and (ii) holders of our ADSs and ordinary shares who are not PRC residents purchase and sell our ADSs and ordinary shares through public traded stock market under the SAT Circular 7 which was issued by the State of Administration on February 3, 2015, such holders will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs.

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that holds our ADSs as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing United States federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, the IRS, with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not discuss all aspects of United States federal income taxation that may be important to particular holders in light of their individual investment circumstances, including holders subject to special tax rules (including for example, banks or other financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, cooperatives, pension plans, partnerships and their partners, traders in securities that elect mark-to-market treatment, tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our voting stock, holders who acquired their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation, holders that hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes, or holders that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those discussed below). This discussion, moreover, does not address any non-income tax (such as the U.S. federal estate and gift tax) or alternative minimum tax consequences of the ownership and disposition of our ADSs or Class A ordinary shares or the Medicare tax. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations with respect to the ownership and disposition of our ADSs or Class A ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or Class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or Class A ordinary shares and their partners are urged to consult their tax advisors regarding the ownership and disposition of our ADSs or Class A ordinary shares.

For United States federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a holder of ADSs will be treated in this manner. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs will generally not be subject to United States federal income tax.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a PFIC, for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is not entirely clear, we treat our VIEs and each of their subsidiaries as being owned by us for United States federal income tax purposes, because we control their management decisions and we are entitled to substantially all of the economic benefits associated with such entities, and, as a result, we consolidate the results of their operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we do not own the stock of our VIEs or any of their subsidiaries for United States federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of our VIEs and their subsidiaries for United States federal income tax purposes, based upon our current and projected income and assets and the value of our assets, based in part on the market price of our ADSs, we do not expect to be a PFIC for the current taxable year or in the foreseeable future. While we do not anticipate being a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years. In addition, the composition of our income and our assets will be affected by how, and how quickly, we spend our liquid assets. Under circumstances where we determine not to deploy significant amounts of cash for capital expenditures and other general corporate purposes, our risk of becoming classified as a PFIC may substantially increase.

Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income or assets as non-passive, or our valuation of our goodwill and other unbooked intangibles, each of which may result in our company becoming classified as a PFIC for the current or subsequent taxable years. Because determination of PFIC status is a fact-intensive inquiry made on an annual basis and will depend upon the composition of our assets and income, and the continued existence of our goodwill at that time, no assurance can be given that we are not or will not become classified as a PFIC. Our special United States counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with respect to our expectations regarding our PFIC status. If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or Class A ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Class A Ordinary Shares” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are treated as a PFIC are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution we pay will generally be treated as a “dividend” for United States federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are listed on the NYSE, which is an established securities market in the United States, and the ADSs are expected to be readily tradable for so long as they continue to be listed on the NYSE. Thus, we believe the dividends we pay on our ADSs will meet the conditions required for the reduced tax rates. Since we do not expect that our Class A ordinary shares will be listed on an established securities market, it is unclear whether dividends that we pay on our Class A ordinary shares that are not represented by ADSs will meet the conditions required for the reduced tax rate.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or Class A ordinary shares. We may, however, be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation described in the preceding paragraph.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our ADSs or Class A ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Class A Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term if the ADSs or Class A ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates taxation. In the event that gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or Class A ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;

•	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

•	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares and any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded on a qualified exchange. Our ADSs (but not our Class A ordinary shares) are listed on the NYSE, which is a qualified exchange for these purposes. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or Class A ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621 or such other form as is required by the United States Treasury Department. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of holding and disposing ADSs or Class A ordinary shares if we are or become treated as a PFIC, including the possibility of making a mark-to-market election, the “deemed sale” and “deemed dividend” elections and the unavailability of the election to treat us as a qualified electing fund.

Information Reporting

Certain U.S. Holders are required to report information to the IRS relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a United States financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the IRS and fails to timely do so.

In addition, U.S. Holders may be subject to information reporting to the IRS with respect to dividends on and proceeds from the sale or other disposition of our ADSs or Class A ordinary shares. Each U.S. Holder is advised to consult with its tax advisor regarding the application of the United States information reporting rules to its particular circumstances.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We previously filed with the SEC a registration statement on Form F-1 (File No. 333-195229), as amended, including the prospectus contained therein, together with the post-effective registration statement on Form F-1 (File No. 333-196001) to register additional securities that became effective immediately upon filing, to register our Class A ordinary shares in relation to our initial public offering. We have also filed with the SEC a related registration statement on F-6 (File No. 333-195711) to register the ADSs.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC, including filing annually a Form 20-F within four months after the end of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish The Bank of New York Mellon, the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.	Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Foreign Exchange Risk

A majority of our revenues and expenses are denominated in RMB. Revenues and expenses generated by Jumei Global are denominated in Hong Kong dollars or U.S. dollars. Our exposure to foreign exchange risk primarily relates to the U.S. dollar proceeds of the offerings of our equity securities. As the impact of foreign currency risk on our operations was not material in the past, we have not used any forward contracts, currency borrowings or derivative instruments to hedge our exposure to foreign currency exchange risk.

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and China’s foreign exchange policies, among other things. In 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. The PRC government has allowed the RMB to appreciate slowly against the U.S. dollar again, and it has appreciated more than 10% since June 2010, though there also have been periods when it depreciated against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

To the extent that we need to convert the U.S. dollars we received from our initial public offerings into RMB to fund our operations, acquisitions, or for other uses within the PRC, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. To the extent that we seek to convert RMB into U.S. dollars, depreciation of the RMB against the U.S. dollar would have an adverse effect on the U.S. dollar amount we receive from the conversion. On the other hand, a decline in the value of the RMB against the U.S. dollar could reduce the U.S. dollar equivalent of our financial results, the value of your investment in the company and the dividends that we may pay in the future, if any, all of which may have a material adverse effect on the prices of our ADS.

We are not currently subject to any significant direct foreign exchange risk and accordingly, we have not hedged exposures denominated in foreign currencies, nor do we have any other derivative financial instruments outstanding. Based on the amount of our cash and cash equivalents and short-term investments on hand as of December 31, 2014, a 1.0% change in the exchange rate between the RMB and the U.S. dollar would result in an increase or decrease of US$2.4 million to our cash and cash equivalents and short-term investments.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We generated interest income of US$0.2 million, US$0.9 million and US$13.4 million in 2012, 2013 and 2014, respectively. Interest-earning instruments carry a degree of interest rate risk. We had cash and cash equivalents and short-term investments of US$578.0 million as of December 31, 2014. Assuming such amount of cash and cash equivalents and short-term investments are held entirely in interest-bearing bank deposits, a hypothetical one percentage point (100 basis-point) decrease in interest rates would decrease our interest income from these interest-bearing bank deposits for one year by approximately US$5.8 million.

We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Item 12.	Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$.05 (or less) per ADSs per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Fees and Other Payments Made by the Depositary to Us

From time to time, the depositary may make payments to us to reimburse and/or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In 2014, we received US$1.3 million from the depository as reimbursement from the depository for our expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information – B. Memorandum and Articles of Association” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-195229), as amended, including the prospectus contained therein, together with the post-effective registration statement on Form F-1 (File No. 333-196001) to register additional securities that became effective immediately upon filing, in relation to our initial public offering of 11,140,000 ADSs representing 11,140,000 of our Class A ordinary shares, which closed in May 2014, and the underwriters’ exercise of their option to purchase from us an additional 1,583,854 ADSs representing 1,583,854 Class A ordinary shares, at an initial offering price of US$22.00 per ADS, which closed in June 2014. Goldman Sachs (Asia) L.L.C. and Credit Suisse Securities (USA) LLC. were the representatives of the underwriters for our initial public offering.

We received net proceeds of approximately US$256.2 million from our initial public offering. Our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs in our initial public offering totaled US$23.7 million, which included US$19.6 million for underwriting discounts and commissions and US$4.1 million for other expenses.

For the period from May 15, 2014, the date our registration statement was declared effective by the SEC, to December 31, 2014, we invested approximately US$206.2 million of the net proceeds from our initial public offering in short-term investments, which include time deposits as well as highly liquid investments placed with banks with original maturities longer than three months but within one year, and we used approximately US$50.0 million of net proceeds for our general corporate purposes, primarily including working capital needs in relation to purchasing goods from suppliers. We still intend to use the net proceeds from our initial public offering to invest in our marketing and branding efforts, expand our logistics network and enhance our fulfillment capabilities, strengthen our IT infrastructure and systems, and for general corporate purposes, which may include working capital needs and potential acquisitions, investments and alliances.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

Our senior management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon that evaluation, our senior management has concluded that, as of December 31, 2014, our disclosure controls and procedures were not effective.

Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our company’s registered public accounting firm due to a transition period established by rules of the SEC for new public companies.

Changes in Internal Control over Financial Reporting

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources to address our internal controls and procedures. Our independent registered public accounting firm, or our independent accountant, has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements as of December 31, 2012 and 2013 and for the years ended December 31, 2012 and 2013, we and our independent accountant identified one “material weakness” in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, and other control deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified related to our lack of sufficient and competent financial reporting and accounting personnel to implement key controls over period end financial reporting and to prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC financial reporting requirements.

We have implemented a number of measures to address the material weakness that has been identified, including: (i) implementing key controls over period-end reporting process, (ii) organizing internal U.S. GAAP trainings, (iii) forming a system reporting team with experienced managers and staff with appropriate accounting and system knowledge to develop integrated financial and operating reporting system, (vi) establishing an internal audit team to ensure the effectiveness of control over financial reporting and (v) engaging an external consulting firm to assist us to assess Sarbanes-Oxley compliance readiness and improve overall internal controls.

In addition, we have started to take a number of other steps to strengthen our internal control over financial reporting, including (i) developing a set of comprehensive accounting manuals, (ii) further expediting and streamlining the reporting process, (iii) developing compliance process, including a comprehensive policy and procedure manual, to allow early detection, prevention and resolution of potential compliance issues and (iv) hiring more resources to strengthen the financial reporting function and to set up financial and system control framework.

Because such remediation measures were not fully implemented as of December 31, 2014, management concluded that the previous identified material weakness still existed as of December 31, 2014. We will continue to implement measures to remediate our internal control deficiencies in order to meet the deadline imposed by Section 404 of the Sarbanes Oxley Act. We expect that we will incur more costs in the implementation of such measures. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. See “Item 3. Key Information – D. Risk Factors—Risks Related to Our Business—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Mr. Sean Shao, an independent director (under the standards set forth in Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Exchange Act) and member of our audit committee, qualifies as audit committee financial expert.

Item 16B. Code of Ethics

Our board of directors has adopted a code of ethics that applies to all of the directors, officers and employees of us and our subsidiaries, whether they work for us on a full-time, part-time, consultative, or temporary basis. Certain provisions of the code apply specifically to our chief executive officer, chief financial officer, senior finance officer, controller, senior vice presidents, vice presidents and any other persons who perform similar functions for us. We have posted our code of business conduct and ethics on our website at: http://jumei.investorroom.com/

Item 16C. Principal Accountant Fees and Services

The following tables sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, for the years ended December 31, 2013 and 2014.  We did not pay any other fees to our auditors during the periods indicated below.

	2013		2014
Audit Fees(1)	US$	325,296	US$	1,083,671
Audit Related Fees(2)		–	US$	1,878,617
Tax Fees(3)		–	US$	65,671
All Other Fees		–		–

_________________________________

(1) “Audit fees” represent the aggregate fees for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements.

(2) “Audit related fees” represent the aggregate fees for professional services rendered by our principal auditors for issue of comfort letter, rendering of listing advice and permissible services to review and comment on internal control design over financial reporting and other related services.

(3) “Tax fees” represent the aggregate fees for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP, including audit services, audit-related services and tax services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On December 15, 2014, our board of directors authorized a share repurchase program, whereby our company may repurchase of up to US$100 million of our ordinary shares or ADSs from December 15, 2014 to December 14, 2015. The share repurchase program was publicly announced on December 15, 2014. On January 2, 2015, our repurchase of 10,000 ADSs, at a price of US$14.48 per ADS, was settled.

Item 16F.	Change in Registrant’s Certifying Accountant

None.

Item 16G.	Corporate Governance

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Currently, we do not plan to rely on home country exemption for corporate governance matters. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information – D. Risk Factors – Risks Related to Our American Depositary Shares – We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The consolidated financial statements of Jumei International Holding Limited are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Description
1.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).
2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3 hereto, which is incorporated by reference to Exhibit 4.3 of our Registration Statement on Form S-8 (File No. 333-197313) filed with the SEC on July 9, 2014).
2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).
2.3	Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts, dated May 15, 2014 (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form S-8 (File No. 333-197313) filed with the SEC on July 9, 2014).
2.4	Shareholders Agreement between the Registrant and other parties therein dated November 18, 2011 (incorporated by reference to Exhibit 4.4 of our Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).
2.5	Amendment to Shareholders Agreement between the Registrant and other parties therein dated February 28, 2014 (incorporated by reference to Exhibit 4.5 of our Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).
4.1	2011 Global Share Plan (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).
4.2	2014 Share Incentive Plan (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).
4.3	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).
4.4	Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).

Exhibit Number	Description
4.5	English translation of the Amended and Restated Equity Pledge Agreement between Beijing Silvia Technology Service Co., Ltd., Reemake Media Co., Ltd. and Mr. Leo Ou Chen dated January 24, 2014 (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).
4.6	English translation of the Amended and Restated Equity Pledge Agreement between Beijing Silvia Technology Service Co., Ltd., Reemake Media Co., Ltd. and Mr. Yusen Dai dated January 24, 2014 (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).
4.7	English translation of the Amended and Restated Equity Pledge Agreement between Beijing Silvia Technology Service Co., Ltd., Reemake Media Co., Ltd. and Mr. Hui Liu dated January 24, 2014 (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).
4.8	English translation of the Amended and Restated Exclusive Purchase Option Agreement between Beijing Silvia Technology Service Co., Ltd., Reemake Media Co., Ltd. and the shareholders of Reemake Media Co., Ltd. dated January 24, 2014 (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).
4.9	English translation of the Amended and Restated Shareholders’ Voting Rights Agreement between Beijing Silvia Technology Service Co., Ltd., Reemake Media Co., Ltd. and the shareholders of Reemake Media Co., Ltd. dated January 24, 2014 (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).
4.10	English translation of the Exclusive Consulting and Services Agreement between Beijing Silvia Technology Service Co., Ltd. and Reemake Media Co., Ltd. dated April 8, 2011 (incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).
4.11	English translation of the Powers of Attorney dated April 10, 2014 granted to Mr. Leo Ou Chen by each of the shareholders of Reemake Media Co., Ltd. (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).
4.12	Subscription agreement, dated as of May 6, 2014, by and among the Registrant and General Atlantic Singapore Fund Pte. Ltd. (incorporated by reference to Exhibit 10.13 of our Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).
4.13*	English translation of the Equity Pledge Agreement between Tianjin Jumeiyoupin Technology Co., Ltd. (formerly Tianjin Venus Technology Co., Ltd.), Tianjin Yingxun Technology Co., Ltd. and Mr. Leo Ou Chen dated August 20, 2014.
4.14*	English translation of the Equity Pledge Agreement between Tianjin Jumeiyoupin Technology Co., Ltd. (formerly Tianjin Venus Technology Co., Ltd.), Tianjin Yingxun Technology Co., Ltd. and Mr. Yusen Dai dated August 20, 2014.
4.15*	English translation of the Exclusive Purchase Option Agreement between Tianjin Jumeiyoupin Technology Co., Ltd. (formerly Tianjin Venus Technology Co., Ltd.), Tianjin Yingxun Technology Co., Ltd. and the shareholders of Tianjin Yingxun Technology Co., Ltd. dated August 20, 2014.
4.16*	English translation of the Shareholders’ Voting Rights Agreement between Tianjin Jumeiyoupin Technology Co., Ltd. (formerly Tianjin Venus Technology Co., Ltd.), Tianjin Yingxun Technology Co., Ltd. and the shareholders of Tianjin Yingxun Technology Co., Ltd. dated August 20, 2014.

Exhibit Number	Description
4.17*	English translation of the Exclusive Consulting and Services Agreement between Tianjin Jumeiyoupin Technology Co., Ltd. (formerly Tianjin Venus Technology Co., Ltd.) and Tianjin Yingxun Technology Co., Ltd. dated August 20, 2014.
4.18*	English translation of the Powers of Attorney dated August 20, 2014 granted to Mr. Leo Ou Chen by each of the shareholders of Tianjin Yingxun Technology Co., Ltd.
8.1*	List of Subsidiaries (incorporated by reference to Exhibit 21.1 of our Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended)..
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).
12.1*	Certificate of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certificate of Co-Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.3*	Certificate of Co-Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certificate of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certificate of Co-Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.3**	Certificate of Co-Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm.
15.2*	Consent of Fangda Partners.
15.3*	Consent of Maples and Calder
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Jumei International Holding Limited

By:	/s/ Leo Ou Chen
Name:	Leo Ou Chen
Title:	Chairman and Chief Executive Officer

Date: April 29, 2015

JUMEI INTERNATIONAL HOLDING LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Jumei International Holding Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, shareholders’ equity/(deficit) and cash flows present fairly, in all material respects, the financial position of Jumei International Holding Limited and its subsidiaries (collectively, the “Group”) at December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 inconformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Group management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 29, 2015

JUMEI INTERNATIONAL HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share data and per share data)

	As of December 31,
	2013	2014
	US$	US$

ASSETS
Current assets:
Cash and cash equivalents	111,402	165,407
Short-term investments	4,100	412,555
Loan receivables	-	2,533
Accounts receivable, net	2,807	4,403
Inventories	32,653	101,613
Advances to suppliers	22,343	8,759
Prepayments and other current assets	9,289	32,852
Deferred tax assets	292	424
Total current assets	182,886	728,546

Non-current assets:
Property, equipment and software, net	5,394	8,289
Intangible assets, net	36	18
Goodwill	2,320	2,320
Deferred tax assets	2,706	1,497
Other non-current assets	1,969	2,645
Total non-current assets	12,425	14,769
Total assets	195,311	743,315

Current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of US$23,129 and US$27,992 as of December 31, 2013 and 2014, respectively. Note 1)
Accounts payable	88,766	145,442
Amount due to related parties (Note 15)	280	-
Advances from customers	4,506	11,070
Short-term loan	-	1,611
Tax payable	16,264	13,661
Accrued expenses and other current liabilities	9,835	20,169
Total current liabilities	119,651	191,953

Non-current liabilities:
Other non-current liabilities	-	843
Total non-current liabilities	-	843
Total liabilities	119,651	192,796
Commitments and contingencies (Note 14)

The accompanying notes are an integral part of these consolidated financial statements.

JUMEI INTERNATIONAL HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share data and per share data)

	As of December 31,
	2013	2014
	US$	US$
Mezzanine Equity:
Series A-1 Redeemable Preferred Shares ( US$0.00025 par value, 14,474,377 shares and nil authorized, issued and outstanding as of December 31, 2013 and 2014. Redemption value of US$799 and nil as of December 31, 2013 and 2014; Liquidation value of US$457 and nil as of December 31, 2013 and 2014.)	647	-
Series A-2 Redeemable Preferred Shares ( US$0.00025 par value, 26,000,000 shares and nil authorized, issued and outstanding as of December 31, 2013 and 2014. Redemption value of US$11,375 and nil as of December 31, 2013 and 2014; Liquidation value of US$6,500 and nil as of December 31, 2013 and 2014.)	8,854	-
Series B Redeemable Preferred Shares ( US$0.00025 par value, 7,428,571 shares and nil authorized, 5,571,428 and nil issued and outstanding as of December 31, 2013 and 2014. Redemption value of US$9,000 and nil as of December 31, 2013 and 2014; Liquidation value of US$6,000 and nil as of December 31, 2013 and 2014.)	7,683	-
Total mezzanine equity	17,184	-
Shareholders’ equity:
Ordinary shares (US$0.00025 par value, 152,097,052 shares authorized, 79,124,394 shares issued and outstanding as of December 31, 2013; and 1,000,000,000 (including 840,000,000 Class A, 60,000,000 Class B and 100,000,000 discretionary) shares authorized, 89,407,395 Class A ordinary shares issued and 86,400,288 outstanding, 58,804,840 Class B ordinary shares issued and outstanding as of December 31, 2014)	20	36
Additional paid-in capital	32,652	459,108
Statutory reserves	449	451
Retained earnings	24,238	89,405
Accumulated other comprehensive income	1,117	1,259
Jumei's shareholders’ equity	58,476	550,259
Noncontroling interests	-	260
Total shareholders’ equity	58,476	550,519
Total liabilities, mezzanine equity and shareholders’ equity	195,311	743,315

The accompanying notes are an integral part of these consolidated financial statements.

JUMEI INTERNATIONAL HOLDING LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(U.S. dollars in thousands, except share data and per share data)

	For the Year Ended December 31,
	2012	2013	2014
	US$	US$	US$
Net revenues:
Merchandise sales	209,059	413,050	546,384
Marketplace services	24,165	69,946	86,535
Total net revenues	233,224	482,996	632,919
Cost of revenues	(148,541)	(283,317)	(382,719)
Gross profit	84,683	199,679	250,200
Operating expenses:
Fulfillment expenses	(28,884)	(59,228)	(70,775)
Marketing expenses	(36,484)	(52,151)	(81,277)
Technology and content expenses	(4,416)	(10,023)	(22,090)
General and administrative expenses	(4,761)	(40,013)	(16,690)
Total operating expenses	(74,545)	(161,415)	(190,832)
Income from operations	10,138	38,264	59,368
Other income/(expenses):
Interest income	199	916	13,381
Others, net	(93)	127	9,184
Income before tax	10,244	39,307	81,933
Income tax expenses	(2,140)	(14,303)	(15,973)
Net income	8,104	25,004	65,960
Net income attributable to noncontrolling interests	-	-	(36)
Net income attributable to Jumei International Holding Limited	8,104	25,004	65,924
Accretion to preferred share redemption value	(1,688)	(1,795)	(755)
Income allocation to participating Redeemable Preferred Shares	(1,292)	(7,403)	(9,127)
Net income attributable to Jumei’s ordinary shareholders	5,124	15,806	56,042

Net income	8,104	25,004	65,960
Foreign currency translation adjustment, net of nil tax	37	1,101	143
Total comprehensive income	8,141	26,105	66,103
Comprehensive income attributable to noncontrolling interests	-	-	(35)
Comprehensive income attributable to Jumei International Holding Limited	8,141	26,105	66,068

Net income per share attributable to Jumei’s ordinary shareholders
- Basic	0.10	0.27	0.49
- Diluted	0.06	0.19	0.45
Net income per ADS attributable to Jumei’s ordinary shareholders (1 ordinary share equals to 1 ADS)
- Basic	0.10	0.27	0.49
- Diluted	0.06	0.19	0.45
Weighted average shares outstanding used in computing net income per share attributable to Jumei’s ordinary shareholders
- Basic	50,070,659	59,475,739	115,090,686
- Diluted	83,672,986	83,196,788	125,217,054

The accompanying notes are an integral part of these consolidated financial statements.

JUMEI INTERNATIONAL HOLDING LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY/ (DEFICIT)

(U.S. dollars in thousands, except share data and per share data)

	Ordinary shares				Additional paid-in	Statutory	Retained earnings/ (accumulated	Accumulated other comprehensive	Non- controlling
	Class A	Amount	Class B	Amount	capital	reserves	deficit)	income/ (loss)	interests	Total
		US$		US$	US$	US$	US$	US$	US$	US$

Balance as of December 31, 2011	20,319,554	5	58,804,840	15	6	39	(4,554)	(21)	-	(4,510)

Net income	-	-	-	-	-	-	8,104	-	-	8,104
Share-based compensation	-	-	-	-	264	-	-	-	-	264
Redeemable Preferred Shares redemption value accretion	-	-	-	-	-	-	(1,688)	-	-	(1,688)
Appropriations to statutory reserves	-	-	-	-	-	250	(250)	-	-	-
Foreign currency translation adjustments, net of nil tax	-	-	-	-	-	-	-	37	-	37

Balance as of December 31, 2012	20,319,554	5	58,804,840	15	270	289	1,612	16	-	2,207

Net income	-	-	-	-	-	-	25,004	-	-	25,004
Share-based compensation	-	-	-	-	32,792	-	-	-	-	32,792
Redeemable Preferred Shares redemption value accretion	-	-	-	-	-	-	(1,795)	-	-	(1,795)
Repurchase of vested options	-	-	-	-	(410)	-	(423)	-	-	(833)
Appropriations to statutory reserves	-	-	-	-	-	160	(160)	-	-	-
Foreign currency translation adjustments, net of nil tax	-	-	-	-	-	-	-	1,101	-	1,101

Balance as of December 31, 2013	20,319,554	5	58,804,840	15	32,652	449	24,238	1,117	-	58,476

Net income	-	-	-	-	-	-	65,924	-	36	65,960
Share-based compensation	-	-	-	-	6,365	-	-	-	-	6,365
Redeemable Preferred Shares redemption value accretion	-	-	-	-	-	-	(755)	-	-	(755)
Conversion of Series A-1 Redeemable Preferred Shares into ordinary shares	625,851	-	-	-	28	-	-	-	-	28
Conversion of Redeemable Preferred Shares upon initial public offerings (“IPO”), net of issuance cost	45,419,954	11	-	-	17,901	-	-	-	-	17,912
Issuance of ordinary shares upon IPO, net of issuance cost	19,542,036	5	-	-	401,697	-	-	-	-	401,702
Exercises of share options	492,893	-	-	-	465	-	-	-	-	465
Acquisition of a subsidiary	-	-	-	-	-	-	-	-	223	223
Appropriations to statutory reserves	-	-	-	-	-	2	(2)	-	-	-
Foreign currency translation adjustments, net of nil tax	-	-	-	-	-	-	-	142	1	143

Balance as of December 31, 2014	86,400,288	21	58,804,840	15	459,108	451	89,405	1,259	260	550,519

The accompanying notes are an integral part of these consolidated financial statements.

JUMEI INTERNATIONAL HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, except share data and per share data)

	For the Year Ended December 31,
	2012	2013	2014
	US$	US$	US$

Cash flows from operating activities:
Net income	8,104	25,004	65,960
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	264	32,792	6,365
Inventory write-down	395	527	1,052
Depreciation and amortization expenses	697	1,329	3,035
Deferred tax expense/ (benefit)	(280)	(762)	1,064
Foreign exchange (gain)/ loss	8	58	(30)
Disposal of property, equipment and software	-	69	613
Changes in operating assets and liabilities:
Accounts receivable, net	1,881	(1,197)	(1,605)
Amount due from related parties	(1,333)	1,383	-
Inventories	(15,052)	(17,706)	(69,935)
Advance to suppliers	(3,269)	(18,659)	13,445
Prepayments and other assets	(8,239)	108	(24,525)
Accounts payable	37,459	48,004	56,790
Amount due to related parties	-	160	(278)
Advance from customers	2,702	(1,285)	6,559
Tax payable	930	11,897	(2,536)
Accrued expenses and other current liabilities	3,093	3,084	12,737
Net cash provided by operating activities	27,360	84,806	68,711

Cash flows used in investing activities:
Purchases of short-term investments	(3,960)	(4,975)	(599,382)
Maturity of short-term investments	-	4,975	191,256
Issuances of loans to suppliers	-	-	(3,222)
Repayment of loans from suppliers	-	-	689
Purchases of property, equipment and software	(2,124)	(4,643)	(6,533)
Business acquisition payment, net of cash acquired	(517)	-	(1,016)
Net cash used in investing activities	(6,601)	(4,643)	(418,208)

Cash flows from financing activities:
Issuance of ordinary shares upon IPO	-	-	401,702
Repurchase of vested options	-	(833)	-
Proceeds from exercises of share options	-	-	465
Proceeds from short-term bank loans	-	-	1,611
Net cash provided by/(used in) financing activities	-	(833)	403,778

Effect of exchange rate changes on cash and cash equivalents	88	2,108	(276)
Net increase in cash and cash equivalents	20,847	81,438	54,005
Cash and cash equivalents at the beginning of the period	9,117	29,964	111,402
Cash and cash equivalents at the end of the period	29,964	111,402	165,407

Supplemental disclosures of cash flow information:
Cash paid for income taxes	1,466	6,993	20,846

Non-cash supplemental investing and financing activities:
Conversion of Series A-1 Redeemable Preferred Shares into ordinary shares	-	-	28

Conversion of Redeemable Preferred Shares upon IPO	-	-	17,912

The accompanying notes are an integral part of these consolidated financial statements.

1.	Organization and Principal Activities

Jumei International Holding Limited (the "Company"), through its consolidated subsidiaries and variable interest entities ("VIEs") and VIEs’ subsidiaries (collectively referred to as the "Group") is primarily engaged in the operation to sell or to facilitate third party merchants to sell beauty products, apparel and other lifestyle products in the People's Republic of China (the "PRC" or "China") on its website Jumei.com, Jumeiglobal.com and through its mobile application.

The Group generates merchandise sales as principal for the direct sales of beauty products to customers. Additionally, the Group generates marketplace services revenue as a service provider for other vendors charging third-party merchant fees for the sale of beauty products, apparel and other life style products, through the Group’s internet platform.

The Group’s primary subsidiaries, VIEs and the subsidiaries of the VIEs as of December 31, 2014 are set out below:

Direct subsidiaries	Equity interest held	Place and date of incorporation
Jumei Hongkong Limited (“Jumei Hongkong”)	100%	Hong Kong, September 6, 2010
Jumei Hongkong Holding Limited (“Jumei Hongkong Holding”)	100%	Hong Kong, March 25, 2014
Beijing Silvia Technology Service Co., Ltd. (“Beijing Jumei”)	100%	China, March 4, 2011
Shanghai Jumeiyoupin Technology Co., Ltd. (“Shanghai Jumei”) (Formerly known as Shanghai Paddy Commerce and Trade Co., Ltd.)	100%	China, June 19, 2012
Chengdu Jumeiyoupin Science and Technology Co., Ltd. (“Chengdu Jumei”)	100%	China, July 19, 2012
Tianjin Cyril Information Technology Co., Ltd. (“Tianjin Cyril”)	100%	China, March 22, 2013
Tianjin Qianmei International Trading Co., Ltd. (“Tianjin Qianmei”)	100%	China, March 25, 2013
Tianjin Jumeiyoupin Technology Co., Ltd. (“Tianjin Jumei”) (Formerly known as Tianjin Venus Technology Co., Ltd.)	100%	China, December 30, 2013
Zhengzhou Venus Information Technology Co., Ltd. (“Zhengzhou Venus”)	100%	China, August 26, 2014
Suzhou Jumeiyoupin Technology Co., Ltd. (“Suzhou Jumei”)	100%	China, October 15, 2014

VIEs and VIEs' Subsidiaries *	Equity interest indirectly held	Place and date of incorporation
Reemake Media Co., Ltd. (“Reemake Media”)	100%	China, August 5, 2009
Tianjin Yingxun Technology Co., Ltd. (“Tianjin Yingxun”)	100%	China, August 20, 2014
Beijing Shengjinteng Network Science and Technology Co., Ltd. (“Beijing Shengjinteng”)	100%	China, acquired on January 16, 2011

*Another two VIEs Wuxi Jumei Media Co., Ltd. and Tianjin Topspeed Technology Service Co., Ltd. were established in October and November 2014, respectively.

Prior to April 2011, the Group carried out its operations through Reemake Media, a PRC entity incorporated in August 2009 by the Group’s founders (the “Founders”). In January 2011, Reemake Media acquired 100% of the equity interests in Beijing Shengjinteng Network Science and Technology Co., Ltd., or Beijing Shengjinteng.

In August 2010, the Company was incorporated by Reemake Media’s shareholders under the laws of the Cayman Islands as the holding company of the Group in order to facilitate international financing. In September 2010, the Company established a wholly-owned Hong Kong subsidiary, Jumei Hongkong Limited to be the intermediate holding company. In March 2011, Jumei Hongkong Limited established a wholly-owned PRC subsidiary, Jumeiyoupin (Beijing) Science and Technology Services Co., Ltd., or Beijing Jumei, which was a wholly foreign owned enterprise (“WOFE”) and subsequently was renamed as Beijing Silvia Technology Service Co., Ltd.

1.	Organization and principal activities (continued)

Through Beijing Jumei, the Group obtained control over Reemake Media in April 2011 by entering into a series of contractual arrangements with Reemake Media and the shareholders of Reemake Media. The above series of transactions were accounted for as a reorganization of the Group (“Reorganization”) which was in a manner similar to a pooling of interest with assets and liabilities at their historical amounts in the Group's consolidated financial statements.

Variable interest entities

In order to comply with the PRC laws and regulations which prohibit foreign control of companies involved in provision of internet content, the Group operates its website and provides online sales in the PRC through its VIE, Reemake Media. The equity interests of Reemake Media are legally held by certain shareholders of the Company (“Nominee Shareholders”). The Company obtained control over Reemake Media through Beijing Jumei in April 2011 by entering into a series of contractual arrangements with Reemake Media and the Nominee Shareholders of Reemake Media. These Contractual Agreements include Shareholders’ Voting Rights Agreement, Exclusive Consulting and Service Agreement, Exclusive Purchase Option Agreement and Equity Pledge Agreement (“Contractual Agreements”). As a result of these contractual Arrangements, the Group maintains the ability to exercise effective control over Reemake Media, receive substantially all of the economic benefits and have an exclusive option to purchase all or part of the equity interests in Reemake Media when and to the extent permitted by PRC law at the minimum price possible. The Group concluded that Reemake Media is VIE of the Group, of which the WOFE is the primary beneficiary. As such, the Group consolidated the financial results of Reemake Media in the Group’s consolidated financial statements. Refer to Note 2(a) to the consolidated financial statements for the principles of consolidation.

The following is a summary of the Contractual Agreements:

•	Shareholders' Voting Rights Agreement

On April 8, 2011, Beijing Jumei, Reemake Media and the shareholders of Reemake Media entered into a shareholders’ voting rights agreement. Pursuant to the shareholders’ voting rights agreement, each of the shareholders of Reemake Media appointed Beijing Jumei’s designated person as their attorney-in-fact to exercise all shareholder rights, including, but not limited to, attending the shareholders’ meeting, voting all matters of Reemake Media requiring shareholder approval, appointing or removing directors and executive officers, and disposing of all or part of the shareholder’s equity interests in Reemake Media. Through this agreement, Beijing Jumei has the power to direct the activities that most significantly impact Reemake Media including appointing key management, setting up budgets and policies, transferring profits or assets out of Reemake Media, and setting the price for the services provided to Reemake Media. The shareholders’ voting rights agreement will remain in force for an unlimited term, unless all the parties to the agreement mutually agree to terminate the agreement in writing.

•	Exclusive Consulting and Service Agreement

Under the exclusive consulting and services agreement between Beijing Jumei and Reemake Media, dated April 8, 2011, Beijing Jumei has the exclusive right to provide to Reemake Media consulting and services related to all technologies needed for Reemake Media’s business. Beijing Jumei owns the exclusive intellectual property rights created as a result of the performance of this agreement. Reemake Media agrees to pay Beijing Jumei an annual service fee. In addition, Beijing Jumei may provide other technology services specified by Reemake Media from time to time, and charge Reemake Media for the services. This agreement will remain effective for an unlimited term, unless Beijing Jumei and Reemake Media mutually agree to terminate the agreement in writing, or the agreement is required to be terminated by applicable PRC laws. Reemake Media is not permitted to terminate the agreement in any event unless required by applicable laws.

1.	Organization and principal activities (continued)

•	Exclusive Purchase Option Agreement

On April 8, 2011, Beijing Jumei, Reemake Media and the shareholders of Reemake Media entered into an exclusive purchase option agreement. Pursuant to the exclusive purchase option agreement, each of the shareholders of Reemake Media irrevocably granted Beijing Jumei an exclusive option to purchase, or have its designated person, to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholders’ equity interests in Reemake Media. The purchase price was set equal the amount that the shareholders contributed to Reemake Media as registered capital for the equity interests to be purchased, or be the lowest price permitted by applicable PRC law. In addition, Reemake Media granted Beijing Jumei an exclusive option to purchase, or have its designated person, to purchase, at its discretion, to the extent permitted under PRC law, all or part of Reemake Media’s assets at the lowest price permitted by applicable PRC law. Without the prior written consent of Beijing Jumei, Reemake Media may not increase or decrease the registered capital, dispose of its assets, terminate any material contract or enter into any contract that is in conflict with its material contracts, appoint or remove any management members, distribute dividends to the shareholders, guarantee its continuance, amend its articles of association or provide any loans to any third parties. The shareholders of Reemake Media agree that, without the prior written consent of Beijing Jumei, they will not transfer or otherwise dispose of their equity interests in Reemake Media or create or allow any encumbrance on the equity interests.

•	Equity Pledge Agreement

On April 8, 2011, Beijing Jumei, Reemake Media and the shareholders of Reemake Media entered into an equity pledge agreements, as amended on August 6, 2011. Pursuant to the equity pledge agreements, each of the shareholders of Reemake Media pledged all of their equity interests in Reemake Media to guarantee their and Reemake Media’s performance of their obligations under the contractual arrangements including, but not limited to, the exclusive consulting and services agreement, exclusive purchase option agreement and shareholders’ voting rights agreement. If Reemake Media or its shareholders breach their contractual obligations under these agreements, Beijing Jumei, as pledgee, will have the right to dispose of the pledged equity interests or to transfer the pledged equity interests to any person designated by Beijing Jumei. The shareholders of Reemake Media agree that, during the term of the equity pledge agreements, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests, and they also agree that Beijing Jumei’s rights relating to the equity pledges shall not be prejudiced by the legal actions of the shareholders, their successors or their designatees. During the term of the equity pledge agreements, Beijing Jumei has the right to receive all of the dividends and profits distributed on the pledged equity interests. The equity pledges will become effective on the date when the pledge of equity interests contemplated in these agreements are registered with the relevant administration for industry and commerce in accordance with the PRC Property Rights Law and will remain effective until Reemake Media and its shareholders discharge all their obligations under the contractual arrangements. The Group has completed the registration of the equity pledges with the relevant office of the administration for industry and commerce in accordance with the PRC Property Rights Law.

On January 24, 2014, the Shareholders' Voting Rights Agreement, the Exclusive Purchase Option Agreement and the Equity Pledge Agreements relating to Reemake Media were amended and restated to reflect the change of Nominee Shareholders' holding in the VIE entity. No other material terms or conditions of these agreements were changed or altered. There was no impact to the Group’s effective control over Reemake Media and the Group continued to consolidate Reemake Media.

Shareholders’ voting rights agreements, exclusive consulting and service agreements, exclusive purchase option agreements and equity pledge agreements, substantially the same as those described above were entered into by Tianjin Jumei, Tianjin Yingxun and the shareholders of Tianjin Yingxun on August 20, 2014, Suzhou Jumei, Wuxi Jumei and the shareholders of Wuxi Jumei on October 31, 2014, and Tianjin Jumei, Tianjin Topspeed and the shareholders of Tianjin Topspeed on December 31, 2014.

1.	Organization and principal activities (continued)

Risks in relation to the VIEs structure

It is possible that the Group’s operation of certain of its operations and businesses through VIEs could be found by PRC authorities to be in violation of PRC law and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. While the Group’s management considers the possibility of such a finding by PRC regulatory authorities under current law and regulations to be remote, on January 19, 2015, the Ministry of Commerce of the PRC, or (the “MOFCOM”) released on its Website for public comment a proposed PRC law (the “Draft FIE Law”) that appears to include VIEs within the scope of entities that could be considered to be foreign invested enterprises (or “FIEs”) that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. Specifically, the Draft FIE Law introduces the concept of “actual control” for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIE Law includes control through contractual arrangements within the definition of “actual control.” If the Draft FIE Law is passed by the People’s Congress of the PRC and goes into effect in its current form, these provisions regarding control through contractual arrangements could be construed to reach the Group’s VIE arrangements, and as a result the Group’s VIEs could become explicitly subject to the current restrictions on foreign investment in certain categories of industry. The Draft FIE Law includes provisions that would exempt from the definition of foreign invested enterprises entities where the ultimate controlling shareholders are either entities organized under PRC law or individuals who are PRC citizens. The Draft FIE Law is silent as to what type of enforcement action might be taken against existing VIEs that operate in restricted or prohibited industries and are not controlled by entities organized under PRC law or individuals who are PRC citizens. If a finding were made by PRC authorities, under existing law and regulations or under the Draft FIE Law if it becomes effective, that the Group’s operation of certain of its operations and businesses through VIEs, regulatory authorities with jurisdiction over the licensing and operation of such operations and businesses would have broad discretion in dealing with such a violation, including levying fines, confiscating the Group’s income, revoking the business or operating licenses of the affected businesses, requiring the Group to restructure its ownership structure or operations, or requiring the Group to discontinue all or any portion of its operations. Any of these actions could cause significant disruption to the Group’s business operations, and have a severe adverse impact on the Group’s cash flows, financial position and operating performance.

The following are financial statement amounts and balances of the Group's consolidating VIEs and VIEs’ subsidiaries as of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014.

	As of December 31,
	2013	2014
	US$	US$
Total assets	53,684	34,669
Total liabilities	50,470	28,017

	For the Year Ended December 31,
	2012	2013	2014
	US$	US$	US$
Total net revenue	172,949	119,235	108,150
Net income/ (loss)	1,855	3,097	(3,857)

Net increase/ (decrease) in cash and cash equivalents	6,872	19,447	(27,446)

1.	Organization and principal activities (continued)

In accordance with the contractual arrangements, Beijing Jumei, Tianjin Jumei, and Suzhou Jumei (“WOFEs”) have the power to direct activities that most significantly impact Reemake Media, Tianjin Yingxun, Wuxi Jumei, and Tianjin Topspeed (“VIEs”) and Beijing Shengjinteng and Zhengzhou Topspeed (“VIEs’ subsidiaries”), including appointing key management, setting up budgets and policies, and transferring profit or assets out of VIEs and VIEs’ subsidiaries at its discretion. Therefore, WOFEs consider that they have the right to receive benefits from VIEs and VIEs’ subsidiaries and there is no asset in VIEs and VIEs’ subsidiaries that can be used only to settle obligations of VIEs and VIEs’ subsidiaries except for registered capital of VIEs and VIEs’ subsidiaries amounting to US$184 and US$1,326 as of December 31, 2013 and 2014. As VIEs and VIEs’ subsidiaries are incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of WOFEs for all the liabilities of VIEs and VIEs’ subsidiaries, and WOFEs do not have the obligation to assume the liabilities of VIEs and VIEs’ subsidiaries.

The Group has determined that the contractual arrangements among the WOFEs, VIEs and VIEs’ subsidiaries and their shareholders are in compliance with PRC laws and are legally enforceable. However, uncertainties in the PRC legal system could limit the Group’s ability to enforce these contractual arrangements and if the shareholders of VIEs and VIEs’ subsidiaries were to reduce their interest in the Group, their interests may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual terms.

•	The Group’s ability to control VIEs and VIEs’ subsidiaries also depends on the right under the Shareholders’ Voting Rights Agreement to vote on all matters requiring shareholder approval in VIEs and VIEs’ subsidiaries. As noted above, the Group believes the Shareholders’ Voting Rights Agreement is legally enforceable but may not be as effective as direct equity ownership.

If the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the PRC government could:

•	revoke the Group's business and operating licenses;
•	require the Group to discontinue or restrict operations;
•	restrict the Group's right to collect revenues;
•	block the Group's websites;
•	require the Group to restructure the operations in such a way as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff and assets;
•	impose additional conditions or requirements with which the Group may not be able to comply; or
•	take other regulatory or enforcement actions against the Group that could be harmful to the Group's business.

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s business. In addition, if the imposition of any of these penalties causes the Group to lose the right to direct the activities of VIEs and VIEs’ subsidiaries or the right to receive their economic benefits, the Group would no longer be able to consolidate VIEs and VIEs’ subsidiaries. The Group believe the likelihood of loss in respect of the Group’s current ownership structure or the contractual arrangements with the VIE and its subsidiary is remote.

There is no VIE where the Group has variable interest but is not the primary beneficiary. Currently there is no contractual arrangement that could require the Group to provide additional financial support to VIE.

2.	Principal Accounting Policies

(a)	Basis of presentation and principles of consolidation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs and VIEs’ subsidiaries for which the Company is the ultimate primary beneficiary and has control through contracts.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors. A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, exercise effective control over, bears the risks of, and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All transactions and balances among the Company, its subsidiaries, the VIEs and VIEs’ subsidiaries have been eliminated upon consolidation.

(b)	Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates. Significant accounting estimates and assumptions reflected in the Group’s consolidated financial statements mainly include consolidation of VIEs, gross versus net revenue recognition, sales returns, rebates and subsidy, share-based compensation, uncertain tax positions, realization of deferred tax, fair value of assets and liabilities acquired in business acquisition, assessment for impairment of long-lived assets and goodwill, inventory valuation for excess and obsolete inventories and lower of cost and market of inventories. Changes in facts and circumstances may result in revised estimates.

(c)	Foreign currency translation

The Group uses United States dollar (“US$”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in Hong Kong is US$, while the functional currency of the other entities in the Group is Renminbi (“RMB”). In the consolidated financial statements, the financial information of the Company’s PRC subsidiaries, the VIEs and VIEs’ subsidiaries, which use RMB as their functional currency, have been translated into US$. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the periods. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income in the consolidated statement of changes in shareholders’ equity. Total foreign currency translation adjustments, net of nil tax were US$37, US$1,101 and US$143 for the years ended December 31, 2012, 2013 and 2014, respectively.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are included in the consolidated statements of comprehensive loss. Total exchange losses were US$8, US$58 for the years ended December 31, 2012 and 2013, and total exchange gains were US$30 for the years ended December 31, 2014, respectively.

2.	Principal Accounting Policies (continued)

(d)	Fair value

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, short-term investments, accounts receivable, net, loan receivables, prepayments and other current asset, accounts payable, amount due to related parties, and accrued expenses and other current liabilities. As of December 31, 2013 and 2014, the carrying values of these financial instruments approximated to their fair values due to the short-term maturity of these instruments.

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

The Group adopted ASC 820, Fair Value Measurements and Disclosure. ASC 820-10 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Although the adoption of ASC 820 did not impact the Group’s financial condition, results of operations or cash flows, ASC 820 requires additional disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value as follows:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs that are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

(e)	Cash and cash equivalents

Cash and cash equivalents represent cash on hand and time deposits as well as highly liquid investments placed with banks, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less and are readily convertible to known amounts of cash.

(f)	Short-term investments

Short-term investments comprise of the time deposits as well as highly liquid investments placed with banks with original maturities longer than three months but within one year.

2.	Principal Accounting Policies (continued)

(g)	Accounts receivable, net

Accounts receivable, net is carried at realizable value. The Group considers many factors in assessing the collectability of its receivables, such as, the age of the amounts due, the customer’s payment history and credit-worthiness. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Accounts receivable, net balances are written off after all collection efforts have been exhausted. No significant bad debt losses have been incurred historically.

(h)	Inventories

Inventories consisting of products available for sell, are stated at the lower of cost or market. Cost of inventory is determined using the weighted average cost method. Inventory reserve is recorded to write down the cost of inventory to the estimated market value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Group takes ownership, risks and rewards of the products purchased. Write downs are recorded in cost of revenues in the Consolidated Statements of Comprehensive Income.

(i)	Property, equipment and software, net

Property and equipment are stated at cost less accumulated depreciation and impairment. Property, equipment and software are depreciated over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Classification	Estimated useful lives
Electronic equipment	3 years
Servers	4 years
Office furniture, vehicles & logistics equipment	5 years
Leasehold improvement	Shorter of expected lives of leasehold improvements and lease term
Software	5 years

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property, equipment and software is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the Consolidated Statements of Comprehensive Income.

(j)	Intangible assets, net

The Group performs valuation of the intangible assets arising from business acquisition to determine the relative fair value to be assigned to each asset acquired. The acquired intangible assets are recognized and measured at fair value and are expensed or amortized using the straight-line approach over the assets estimated economic useful lives as follows:

Estimated average useful lives
Domain names and non-compete agreements	2 years
Customer relationship	5 years

Amortization expenses for the years ended December 31, 2012, 2013 and 2014 were US$122, US$21 and US$18, respectively.

2.	Principal Accounting Policies (continued)

(k)	Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business acquisition.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of December 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. Commencing in September 2011, in accordance with the FASB revised guidance on “Testing of Goodwill for Impairment,” a company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the company decides, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the implied fair value of the reporting unit’s goodwill and the carrying amount of goodwill will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. The Group performed the qualitative analysis for the goodwill arising from the acquisition of Beijing Shengjinteng taking into consideration the events and circumstances listed in ASC350 Intangibles—Goodwill and Other, in addition to other entity-specific factors. Based on the assessment, the Group determined that it was not necessary to perform a quantitative goodwill impairment test and concluded that no impairment of goodwill existed at December 31, 2013 or 2014.

(l)	Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying value of the asset, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over its fair value. No impairment charge was recognized for the year ended December 31, 2012, 2013 or 2014.

(m)	Leases

Each lease is classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the leaser at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. The Group had no capital leases for any of the periods presented.

2.	Principal Accounting Policies (continued)

(n)	Revenue recognition

Revenue comes primarily from merchandise sales and marketplace services. The Group generates revenues from merchandise sales when the Group acts as principal for the direct sales of beauty products to customers. The Group generates revenues from marketplace services when the Group acts as the service provider for other vendors and charges third-party merchant fees for the sales of their products, which include beauty products, apparel and other life style products. The Group collects cash from customers before or upon deliveries of products mainly through banks, third party online payment platforms or delivery companies. Cash collected from customers before product delivery is recognized as advances from customers first and then recognized as revenue upon deliveries and acceptances by customers.

Revenues from merchandise sales and marketplace services are recognized when the following four criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the selling price is fixed or determinable; and (4) collectability is reasonably assured.

The Group recognizes merchandise sales revenues upon acceptance of delivery of products by customers. Marketplace service revenues primarily consist of fees charged to third-party merchants for selling their products through our internet platform and fees for providing fulfillment services. The Group recognizes marketplace service revenues upon acceptances of deliveries by customers for sales that the Group provides fulfillment services or upon shipping by third party merchants for sales for which the Group doesn’t provide fulfillment services. For customer orders and cash collected from customers before delivery, the Group accounts for it in advance from customers.

The Group considers several factors in determining whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as service fees. Generally, when the Group is the primary obligor in a transaction, is subject to substantial inventory risk, and has latitude in establishing prices, revenues are recorded at the gross sales price. If the Group does not have substantial inventory risk or latitude in establishing prices and amounts earned are determined using a predetermined service rate, the Group records the net amounts as marketplace service fees earned.

Sales allowances, which reduce revenues, are estimated using management’s best estimate based on historical experience. Revenues are recorded net of value-added taxes, business taxes and surcharges.

(o)	Discount coupons and prepaid cards

The Group periodically provides discount coupons to its customers for use in purchases that require a minimum transaction value. Coupons may also be granted to customers to incentivize a current purchase or a future purchase. Discounts for purchases are treated as a reduction of revenue for the related transaction. The right to purchase discounted products in the future is not considered an element of an arrangement within the scope of the multiple-element arrangements guidance in ASC 605, Revenue Recognition, as the right does not represent a significant and incremental customer discount. Discounts for future purchases, when accepted by the customer, are treated as a reduction of revenue when the future transaction is recognized. The Group also sells prepaid cards with discount. The discount is treated as a reduction of revenue when the prepaid card is used. The prepaid cards have no expiration date. Cash receipts from the sale of prepaid cards are initially recorded as advances from customers which is a current liability on the Company’s Consolidated Balance Sheet.

(p)	Customer loyalty program

Customers may earn loyalty program points from the purchases from the Group. Customers may redeem the loyalty points for certain promotional products or discount coupons to be used on future purchases. The Company accrues for the estimated incremental cost of redeeming the benefits at the time the benefits are earned by the customer. Estimated incremental costs have been insignificant since the inception of the respective loyalty programs.

2.	Principal Accounting Policies (continued)

(q)	Cost of revenues

Cost of revenue consists primarily of cost of merchandise sold and inventory write-downs. The cost of revenues does not include shipping and handling expenses, payroll, bonus and benefits of logistic staff or logistic centers rental expenses, therefore our cost of revenues may not be comparable to other companies which include such expenses in their cost of revenues.

(r)	Rebates and subsidies

The Group periodically receives consideration from certain vendors, representing rebates for products purchased and subsidies for the sales of the vendors' products over a period of time. The rebates are not sufficiently separable from the Group’s purchase of the vendors’ merchandizes and they do not represent a reimbursement of costs incurred by the Group to sell vendors’ merchandizes. The Group accounts for the rebates received from its vendors as a reduction to the price it pays for the merchandizes purchased and therefore the Group records such amounts as a reduction of cost of revenues when recognized in the Consolidated Statements of Comprehensive Income. Rebates are earned when meeting minimum purchase thresholds specified in the contracts. When rebates can be reasonably estimated based on the Group’s past experience and current forecasts, a portion of the rebate is recognized as the Group makes progress towards the purchase threshold. Subsidies are calculated based on the volume of products sold through the Group and are recorded as a reduction of cost of revenues when the sales have been completed and the amount is determinable.

(s)	Fulfillment expenses

Fulfillment expenses represent those costs incurred in shipping and operating and staffing the Group’s fulfillment and customer service centers, including costs attributable to receiving, inspecting, and warehousing inventories; picking, packaging, and preparing customer orders for shipment; collecting payments from customers and responding to inquiries from customers. Fulfillment also includes amounts payable to third parties that assist the Group in payment collections, fulfillment and customer service operations. The shipping costs included in fulfillment expenses were US$14,285, US$25,237 and US$26,393 for the years ended December 31, 2012, 2013 and 2014, respectively.

(t)	Marketing expenses

Marketing expenses mainly consist of advertising costs, promotion expenses, payroll and related expenses for employees engaged in marketing activities. Advertising costs, which primarily spend on online and offline advertisements, are expensed when the services are received. The advertising expenses were US$35,907, US$50,170 and US$75,396 for the years ended December 31, 2012, 2013 and 2014, respectively.

(u)	Technology and content expenses

Technology and content expenses mainly consist of payroll and related costs for employees involved in application development, category expansion, editorial content production and system support, as well as server charges and costs associated with telecommunications.

(v)	General and administrative expenses

General and administrative expenses mainly consist of payroll and related costs for employees involved in general corporate functions, including accounting, finance, tax, legal, procurement, business development and human resources, professional fees and other general corporate costs as well as costs associated with the use by these functions of facilities and equipment, such depreciation and rent expenses.

2.	Principal Accounting Policies (continued)

(w)	Share-based compensation

All stock-based awards granted to the Founders, employees and directors, including Founders’ share, stock options and restricted share units (“RSUs”) are measured at the grant date based on the fair value of the award and are recognized as expenses using straight line method, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. Forfeitures are estimated at the time of grant and revised in the subsequent periods if actual forfeitures differ from those estimates.

The Binomial option pricing model is used to measure the fair value of stock options. The determination of the fair value is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, expected forfeiture rate, risk-free interest rates, contract life and expected dividends.

Share-based awards to non-employees are recognized as compensation expenses ratably over the requisite service periods. The Group measures the cost of non-employee services received in exchange for share-based awards based on the fair value of the awards issued. The Group measures the fair value of the awards in these transactions using the fair value of underlying common shares and other measurement assumptions on the measurement date, which is determined as the earlier of the date at which a commitment for performance by the counterparty to earn the awards is reached, or the date at which the counterparty’s performance is complete.

The Group measures the awards at their then-current fair values at each of the financial reporting dates, and attributes the changes in those fair values over the future services period.

The Group recognizes the estimated compensation cost of service-based restricted share units based on the fair value of its ordinary shares on the date of the grant. The Company recognizes the compensation cost, net of estimated forfeitures, over a vesting term of generally four years.

(x)	Employee benefits

The Company’s subsidiaries, the VIEs and the VIEs’ subsidiaries in China participate in a government mandated, multi-employer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor laws require the entities incorporated in China to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. Employee social benefits included as expenses in the Consolidated Statements of Comprehensive Income amounted to US$2,187, US$3,579 and US$5,338 for the years ended December 31, 2012, 2013 and 2014, respectively.

(y)	Government grant

Generally, a government grant is recognized as other income when the grant is received and the requirements associated with receipt of the grant have been complied with. If the government grant is tied to the acquisition of long-lived assets, the grant is recognized as deduction of the carrying value of the long lived assets, when the conditions specified in the grant have been met.

For the years ended December 31, 2012, 2013 and 2014, the Group received government grants of nil, US$299 and US$8,856, respectively, which were included in Others, net under Other income/ (expenses) in the Consolidated Statements of Comprehensive Income.

2.	Principal Accounting Policies (continued)

(z)	Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the Consolidated Statement of Comprehensive Income in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Uncertain tax positions

ASC 740, Tax provision prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its Consolidated Statement of Comprehensive Income. As of December 31, 2013 and 2014, the Group did not have any material unrecognized uncertain tax positions.

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

(aa)	Comprehensive income

Comprehensive income is defined as the change in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income is reported in the consolidated statements of comprehensive income. Accumulated other comprehensive income, as presented on the consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

(ab)	Earnings per share

Earnings per share is calculated in accordance with ASC 260, Earnings Per Share. Basic earnings per share is computed by dividing net income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between common shares and other participating securities base on their participating rights. All preferred shares are considered as participating securities as they all have right to participate in subsequent distribution among ordinary shares on pro rata basis as if they were converted to ordinary shares, after receiving preferred shares dividends. Preferred shares will not participate in loss. In computing basic earnings per ordinary share using two-class method, if the pro rata income to preferred shares on a converted basis is less than the accretion value, there would be no income allocation to preferred shares; if the pro rata income to preferred shares on a converted basis is greater than the accretion value, the income allocation to preferred shares equals to the pro rata income to preferred shares minus the accretion value. Diluted earnings per share reflects the potential dilution that could occur if securities to issue ordinary shares were exercised. The dilutive effect of convertible redeemable preferred shares and outstanding share-based awards is reflected in the diluted earnings per share by application of the if-converted method and treasury stock method, respectively. Dilutive equivalent shares are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive.

2.	Principal Accounting Policies (continued)

(ac)	Statutory reserves

The Group’s subsidiaries, VIEs and VIEs’ subsidiaries established in the PRC are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to the Foreign Investment Enterprises established in the PRC, the Group’s subsidiaries registered as wholly-owned foreign enterprise have to make appropriations from its after-tax profit (as determined under generally accepted accounting principles in the PRC (“PRC GAAP”)) to reserve funds including general reserve fund, the enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the company. Appropriation to the enterprise expansion fund and staff bonus and welfare fund is made at the company’s discretion.

In addition, in accordance with the PRC Company Laws, the Group’s VIEs and VIEs’ subsidiaries registered as Chinese domestic company must make appropriations from its after-tax profit as determined under the PRC GAAP to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the company.

The use of the general reserve fund, enterprise expansion fund, statutory surplus fund and discretionary surplus fund are restricted to the offsetting of losses or increases the registered capital of the respective company. The staff bonus and welfare fund is a liability in nature and is restricted to fund payments of special bonus to employees and for the collective welfare of employees. All these reserves are not allowed to be transferred to the company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

For the years ended December 31, 2012, 2013 and 2014, profit appropriation to statutory funds for the Group’s entities incorporated in the PRC was approximately US$250, US$160 and US$2, respectively. No appropriation to other reserves was made for any of the periods presented.

(ad)	Segment reporting

Based on the criteria established by ASC 280 “Segment Reporting”, the Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group has internal reporting of revenue, cost and expenses that does not distinguish between segments, and reports costs and expenses by nature as a whole. The Group does not distinguish between markets or segments for the purpose of internal reporting. Hence, the Group has only one operating segment. As the Group’s long-lived assets and revenue are substantially located in and derived from the PRC, no geographical segments are presented.

2.	Principal Accounting Policies (continued)

(ae)	Recently issued accounting pronouncements

The Financial Accounting Standards Board (“FASB”) issued Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which changes the threshold for reporting discontinued operations and adds new disclosures. The new guidance defines a discontinued operation as a disposal that “represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results.” The standard is required to be adopted by public business entities in annual periods beginning on or after December 15, 2014, and interim periods within those annual periods. The Group does not expect the adoption of this pronouncement to have a significant impact on its consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, ‘‘Revenue from Contracts with Customers’’. This guidance affects any entity that enters into contracts with customers to transfer goods or services. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised good or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following five steps: (1) Identify the contract(s) with a customer; (2) Identify the performance obligations in the contract; (3) Determine the transaction price; (4) Allocate the transaction price to the performance obligations in the contract; and (5) Recognize revenue when (or as) the entity satisfies a performance obligation. The guidance is effective (i) for fiscal years beginning after December 15, 2016 and for interim periods within that fiscal year for public companies; and (ii) for fiscal years beginning after December 15, 2017 and for interim periods within fiscal years beginning after December 15, 2018 for all other entities. The Group is currently in the process of evaluating the impact of the adoption of ASU 2014-09 on its consolidated financial statements.

In June 2014, under ASC 718, Compensation—Stock Compensation, the FASB issued Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. These amendments apply to all reporting entities that grant their employees share-based payments in which the terms of the award provide that a performance target that affects vesting could be achieved after the requisite service period. That is the case when an employee is eligible to retire or otherwise terminate employment before the end of the period in which a performance target could be achieved and still be eligible to vest in the award if and when the performance target is achieved. For all entities, the amendments are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The Group does not expect the adoption of this pronouncement to have a significant impact on its consolidated financial statements.

In August 2014, the FASB issued Presentation of Financial Statements - Going Concern. This standard requires management to evaluate for each annual and interim reporting period whether it is probable that the reporting entity will not be able to meet its obligations as they become due within one year after the date that the financial statements are issued. If the entity is in such a position, the standard provides for certain disclosures depending on whether or not the entity will be able to successfully mitigate its going concern status. This guidance is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. The Group does not expect the adoption of this pronouncement to have a significant impact on its consolidated financial statements.

On February 18, 2015, the FASB issued Accounting Standard Update 2015-02, Consolidation – Amendments to the Consolidation Analysis (the “ASU”). The ASU concludes the FASB’s project to rescind the indefinite deferral of the VIE guidance in ASU 2009-171 (FAS 1672) for reporting entities with variable interests in legal entities that have the attributes of an investment company that meet certain criteria (ASU 2010-103). The ASU also makes changes to the VOE consolidation model. The standard is effective for public reporting entities in fiscal periods beginning after December 15, 2015, and fiscal periods beginning after December 15, 2016 for non-public business entities. Early adoption is permitted. The Group is currently in the process of evaluating the impact of the adoption of ASU 2015-02 on its consolidated financial statements.

3.	Risks and concentration

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, short-term investments, accounts receivable, net and other receivables.

The Group expects that there is no significant credit risk associated with cash and cash equivalents and short-term investments, which were held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries, the VIEs and VIEs’ subsidiaries are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

Accounts receivable results primarily from using third party online payment platforms to collect payments from customers in the PRC. The aging of most accounts receivable is within one week. Although accounts receivable is generally unsecured, the risk is considered to be low.

Concentration of customers and suppliers

There are no customers or suppliers from whom revenue or purchases individually represent greater than 10% of the total revenues or the total purchases for the periods presented.

Foreign currency risk

The Group’s operating transactions and its assets and liabilities are mainly denominated in RMB, which is not freely convertible into foreign currencies. The Group’s cash and cash equivalents and short-term investments denominated in RMB that are subject to such government controls amounted to US$112,435 and US$215,085 as of December 31, 2013 and 2014, respectively. The value of the RMB is subject to changes by the central government policies and international economic and political developments that affect the supply and demand of RMB in the foreign exchange market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

4.	Fair value measurement

As of December 31, 2013 and 2014, information about inputs into the fair value measurements of the Group’s assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		As of December 31,
Financial instruments	Fair value	2013	2014
		US$	US$

Bank time deposits with an original maturity of three months or less	Significant other observable Inputs (Level 2)	7,381	113,371
Bank time deposits and short-term investments with an original maturity more than three months but less than one year	Significant other observable Inputs (Level 2)	4,100	412,555
Total		11,481	525,926

5.	Inventories

The following is a summary of Inventories:

	As of December 31,
	2013	2014
	US$	US$
General merchandise	33,397	103,053
Packing materials and others	198	568
Less: Inventory write down	(942)	(2,008)
Total	32,653	101,613

6.	Prepayment and other current assets

 The following is a summary of prepayments and other current assets:

	As of December 31,
	2013	2014
	US$	US$
Suppliers rebate receivables	1,587	19,358
Interest receivables	-	6,192
Receivables related to employee share options exercise	-	2,527
Prepaid advertising fees	6,184	2,278
Prepaid vendors deposits	848	945
Prepaid rental fees	436	709
Other receivables	234	843
Total	9,289	32,852

7.	Property, equipment and software, net

The following is a summary of property, equipment and software, net:

	As of December 31,
	2013	2014
	US$	US$
Electronic equipment	2,471	3,939
Leasehold improvement	2,280	3,635
Servers	784	2,366
Office furniture, Vehicles & logistics equipment	1,144	2,198
Software	672	1,129
Total	7,351	13,267
Less: Accumulated depreciation	(1,957)	(4,978)
Net book value	5,394	8,289

Depreciation expenses for the years ended December 31, 2012, 2013 and 2014 were US$575, US$1,308 and US$3,017, respectively.

8.	Accrued expenses and other current liabilities

The following is a summary of accrued expenses and other current liabilities:

	As of December 31,
	2013	2014
	US$	US$
Payables related to employee share options exercise	-	6,573
Payroll and welfare benefits accruals	5,707	4,727
Deposits from service providers	2,507	4,445
Business acquisition payable	607	-
Server custody and bandwidth fee accruals	248	1,511
Professional fees payable	21	879
Rentals	218	671
Others	527	1,363
Total	9,835	20,169

9.	Taxation

(a)	Value-Added Tax (VAT), Business Tax and related surcharges

Prior to January 1, 2012, the Group’s services revenues were subject to pay a business tax at a tax rate of 5%. The Ministry of Finance and the State Administration of Taxation implemented a VAT pilot program replacing the business tax, beginning with Shanghai on January 1, 2012 and expanding to other regions on September 1, 2012. The Group’s service revenues are now subject to VAT at a rate of 6%.

Under the PRC Provisional Regulations on Value-Added Tax the Group’s merchandize revenue are subject to VAT at the rate of 17% for revenues generated from sales of products, less any deductible VAT already paid or borne by such entity. The VAT balance is recorded in tax payable in the Consolidated Balance Sheets.

(b)	Income Taxes

The following table sets forth current and deferred portion of income tax expenses/ (benefits) of the Group:

	For the Years Ended December 31,
	2012	2013	2014
	US$	US$	US$
Current tax provision	2,420	15,064	14,896
Deferred tax expense/ (benefits)	(280)	(761)	1,077
Income tax expenses	2,140	14,303	15,973

Cayman Islands (“Cayman”)

Under the current laws of the Cayman Islands, the Group is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Entities incorporated in Hong Kong are subject to Hong Kong profit tax at a rate of 16.5% since January 1, 2010.

9.	Taxation (continued)

PRC

Entities incorporated in the PRC are subject to the Corporate Income Tax Law (“CIT Law”) at a rate of 25%.

The CIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the CIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC should be considered a resident enterprise for PRC tax purposes.

In April 2008, the State Administration of Taxation, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the certification of High and New Technology Enterprises (“HNTE”) specifying the criteria and procedures. Reemake Media was granted as a HNTE in December 2012, is entitled to the preferential enterprise income tax rate of 15% from 2012 through 2014 and is in the process of renewal the HNTE.

Tianjin Cyril was granted as a HNTE in October 2014, is entitled to the preferential enterprise income tax rate of 15% from 2014 through 2016.

According to the Notice on the Enterprise Income Tax regarding Deepening Implementation of Grand Development of the Western Region issued by the State Administration of Taxation, enterprises located in the western region of the PRC with principal revenue of over 70% generated from encouraged category of western region are entitled to a preferential income tax rate of 15% for ten years from January 1, 2011 to December 31, 2020. Chengdu Jumei, which is located within the western region of the PRC and meets the criteria as set forth in the notice, is entitled to the preferential income tax rate of 15% starting from 2013 upon approval by the relevant tax authority.

Reconciliation of the differences between statutory tax rate and the effective tax rate

Substantially all of the Group’s income before tax is from the operations in the PRC. The following table sets forth reconciliation between the statutory CIT rate and the effective tax rate:

	For the Years Ended December 31,
	2012	2013	2014

Statutory income tax rates	25%	25%	25%
Effect of preferential tax	(3%)	(6%)	(8%)
Change in valuation allowance	(2%)	1%	2%
Permanent differences	1%	16%	2%
Effect on tax rates in different tax jurisdiction	-	-	(1%)
Effective tax rate	21%	36%	20%

The permanent differences in 2014 were mainly attributable to non-tax deductible share based compensation expenses.

The aggregate amount of the preferential tax were US$234, US$3,651 and US$6,724 in 2012, 2013 and 2014, respectively, and the per share effect of the preferential tax were less than one cent, US$0.06 and US$0.06 in 2012, 2013 and 2014, respectively.

9.	Taxation (continued)

Deferred tax assets

The following table sets forth the significant components of the aggregate deferred tax assets:

	As of December 31,
	2013	2014
	US$	US$
Current
Deferred tax assets:
Accrued payroll and other expenses	293	433
Less: valuation allowance	(1)	(9)
Total current deferred tax assets, net	292	424

Non-current
Deferred tax assets:
Net operating loss carry forwards	631	333
Excess advertising expenses carry forwards	1,963	2,007
Accrued payroll and other expenses	387	539
Others	46	606
Less: valuation allowance	(321)	(1,988)
Total non-current deferred tax assets, net	2,706	1,497
Total deferred tax assets, net	2,998	1,921

Movement of valuation allowance

	As of December 31,
	2013	2014
	US$	US$
Current:
Balance at beginning of the period	(2)	(1)
Current period addition	1	(8)
Balance at the end of the period	(1)	(9)
Non-current:
Balance at beginning of the period	(184)	(321)
Current period addition	(137)	(1,667)
Balance at the end of the period	(321)	(1,988)

Uncertainty tax position

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2013 and 2014, the Group did not have any significant unrecognized uncertain tax positions. The Group does not anticipate any significant increase to our liability for unrecognized tax benefit within the next 12 months. Interest and penalties related to income tax matters, if any, is included in income tax expense.

9.	Taxation (continued)

Withholding tax on undistributed dividends

The CIT Law also imposes a withholding income tax of 10% on dividends distributed by an Foreign Investment Enterprise (“FIE”) to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between the mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. All FIEs are subject to the withholding tax from January 1, 2008.

Under U.S. GAAP, undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. The presumption may be overcome if the Company has sufficient evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely.

The Group intends to re-invest all earnings indefinitely or be subject to a significant withholding tax should its policy change to allow for earnings distribution offshore. As of December 31, 2013 and 2014, the Group did not record any withholding tax on the retained earnings of its FIEs in the PRC as the Company intends to re-invest its earnings for use in the operation and expansion of its business in China. The unrecognized deferred tax liabilities for permanently re-invested earnings of the Group’s FIEs were US$6,101 and US$12,612 as of December 31, 2013 and 2014, respectively.

10.	Redeemable Preferred Shares

On June 25, 2010, the Company issued equity interest with preferential rights for an aggregate consideration of US$457. In conjunction with the Reorganization in April 2011, the above equity interest was converted into 14,474,377 Series A-1 Convertible Redeemable Preferred Shares (“Series A-1 Redeemable Preferred Shares”) for above financing.

On April 8, 2011, upon the completion of the Reorganization, the Company issued 26,000,000 Series A-2 Convertible Redeemable Preferred Shares (“Series A-2 Redeemable Preferred Shares”) for an aggregate consideration of US$6,500.

On November 18, 2011, the Company issued 5,571,428 Series B Convertible Redeemable Preferred Shares (“Series B Redeemable Preferred Shares”) for an aggregate consideration of US$6,000.

The Series A-1, A-2 and B Redeemable Preferred Shares are collectively referred to as the “Redeemable Preferred Shares”. On May 16, 2014, the Redeemable Preferred Shares were converted to ordinary shares at the completion of the IPO.

The Series A-1, A-2 and B Redeemable Preferred Shares are collectively referred to as the “Redeemable Preferred Shares”. On May 16, 2014, the Redeemable Preferred Shares were converted to ordinary shares upon the completion of the IPO.

The following table sets forth the changes of Redeemable Preferred Shares for the years ended December 31, 2012, 2013 and 2014:

	Series A-1 Redeemable Preferred Shares		Series A-2 Redeemable Preferred Shares		Series B Redeemable Preferred Shares		Total
	Shares	Amount	Shares	Amount	Shares	Amount	Amount
		US$		US$		US$	US$
As at December 31, 2011	14,474,377	536	26,000,000	7,073	5,571,428	6,092	13,701
Redeemable Preferred Shares redemption value accretion	-	53	-	849	-	786	1,688
As at December 31, 2012	14,474,377	589	26,000,000	7,922	5,571,428	6,878	15,389
Redeemable Preferred Shares redemption value accretion	-	58	-	932	-	805	1,795
As at December 31, 2013	14,474,377	647	26,000,000	8,854	5,571,428	7,683	17,184
Redeemable Preferred Shares redemption value accretion	-	25	-	368	-	335	755
Conversion to ordinary shares	(14,474,377)	(672)	(26,000,000)	(9,222)	(5,571,428)	(8,018)	(17,912)
As at December 31, 2014	-	-	-	-	-	-	-

The Group classified the Series A-1, Series A2 and Series B Preference Shares in the mezzanine section of the consolidated balance sheets because they were contingently redeemable. In addition, the Group recorded accretions on the preference shares to the redemption value from the issuance dates to the earliest redemption dates.

The Group determined that conversion and redemption features embedded in the preference shares were not required to be bifurcated and accounted for as a derivative. The Group also determined that there was no beneficial conversion feature attributable to any of the preference shares because the initial effective conversion prices of these preference shares were higher than the fair value of the Group's ordinary shares determined by the Group with the assistance from an independent valuation firm.

Prior to their automatic conversion to ordinary share upon the Group's IPO on May 16, 2014, the preference shares were entitled to certain preferences with respect to conversion, redemption, dividends and liquidation. The holders of Preference Shares were entitled to vote together with the holders of ordinary shares, and not as a separate class, on all matters put before the shareholders of the Group, on an as-if-converted basis.

All of the preference shares were converted to ordinary shares upon the Group's IPO on May 16, 2014.

11.	Ordinary shares

On August 11, 2010, the Company issued total 50,000 ordinary shares. On April 8, 2011, the Company made a 4,000-for-1 share split whereby all of our 50,000 then issued and outstanding ordinary shares of a par value of $1.00 each were converted into 200,000,000 shares of a par value of $0.00025 each. Concurrently, the Company repurchased and retired 130,924,549 ordinary shares proportionally from the then existing shareholders. The above two transactions resulted a 1,382-for-1 share split. Subsequently, various numbers of ordinary shares were reserved to share-based compensation award recipients and Preferred Shareholders.

On December 31, 2013, all the shareholders of the Company adopted a resolution and all the directors of the Company also approved to implement a dual class voting structure (the “Dual Class Structure”). The Dual Class Structure was implemented immediately upon the completion of the IPO of the Company on May 16, 2014. Holders of ordinary shares have the right to receive notice of, attend, speak and vote at general meetings of the Company, and shall, at all times, vote together as one class on all matters submitted to a vote for Members’ consent. Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at general meetings of the Company, and each Class B Ordinary Share shall be entitled to ten (10) votes on all matters subject to the vote at general meetings of the Company. All of the Company’s shares held, directly or indirectly, by Mr. Leo Ou Chen and Mr. Yusen Dai, and their respective affiliates (including shares held by Super ROI Global Holding Limited, Pinnacle High-Tech Limited, or any other company, trust, nominee or agent, if any) was immediately and automatically converted and re-designated into Class B ordinary shares on a one to one basis. Except for the Company’s shares held, directly or indirectly, by Mr. Leo Ou Chen and Mr. Yusen Dai, and their respective affiliates, all of other outstanding ordinary shares prior to IPO were redesignated as Class A Ordinary Shares and all of outstanding preference shares were automatically converted into Class A Ordinary Shares on a one-for-one basis immediately upon the completion of the IPO.

The Company believes that the incremental value for the super voting right is minimal as there was no change in control.

Upon completion of the Company's IPO on May 16, 2014, the Company's shares were divided into Class A ordinary shares and Class B ordinary shares, at par value of US$0.00025. As of December 31, 2014, 840,000,000 Class A ordinary shares, 60,000,000 Class B ordinary shares and 100,000,000 discretionary shares had been authorized, 89,407,395 Class A ordinary shares issued and 86,400,288 outstanding, 58,804,840 Class B ordinary shares issued and outstanding.

12.	Share based compensation

Share Incentive Plan

In March 2011, Board of directors of the Company approved “2011 Global Share Plan” (the “2011 Plan”). According to the Plan, 10,401,229 ordinary shares have been reserved to be issued to any qualified employees, directors and consultants as determined by the Board. The option will expire the earlier of (i) termination of service with the Company, (ii) the tenth anniversary of the grant date, unless an earlier time is set in the option award agreement.

Under the 2011 Plan, these options have exercise prices ranging from nil to US$15 per ordinary share. The options will be exercisable only if option holder continues employment or consultant provide services through each vesting date. Granted options will follow below vesting schedules, one fourth (1/4) of which shall vest and become exercisable upon the first anniversary of the date of grant and one forty-eight (1/48) of the shares subject to the option shall vest each month thereafter, subject to option holder continuing to be a service provider through each vesting date.

12.	Share based compensation (continued)

On April 10, 2014, the Company adopted the 2014 share incentive plan (the “2014 Plan”). The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan shall initially be 6,300,000 Class A ordinary shares, plus an annual increase of 1.5% of the total outstanding share capital as of December 31 of the immediately preceding calendar year, or such lesser number of Class A ordinary shares as determined by the board of directors of the Company on the first day of each fiscal year beginning in 2015.

Service-based share options

The Company granted 1,200,000, 2,837,500 and 500,000 serviced-based share options to its officers, director and employees for the years ended December 31, 2012, 2013 and 2014, respectively under the 2011 Plan. As of December 31, 2014, no share-based award has been granted under the 2014 Plan. These awards generally vest over a four year term. These awards are accounted for in accordance with ASC 718 Compensation – Stock Compensation.

Share-based compensation expenses related to service-based share options of US$178, US$2,517 and US$6,138, were recognized in the consolidated statements of comprehensive income for the years ended December 31, 2012, 2013 and 2014, respectively. The unamortized compensation costs related to unvested awards not yet recognized were US$13,921 as of December 31, 2014, adjusted for estimated forfeitures, and weighted average period over which it would be recognized was 1.30 years. No income tax benefit was recognized in the consolidated statements of comprehensive income for share-based compensation arrangements for the years ended December 31, 2012, 2013 and 2014, as no tax deduction was claimed. There was no compensation cost capitalized for the years ended December 31, 2012, 2013 and 2014.

The summary of service-based share options activities under the Share Incentive Plan as of December 31, 2014, and changes during the periods, is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		US$	In years	US$
Outstanding as of December 31, 2011	4,332,000	0.04	9.08	2,720
Granted	1,200,000
Forfeited	(565,000)
Outstanding as of December 31, 2012	4,967,000	0.19	8.32	21,429
Granted	2,837,500
Repurchase of vested options	(910,000)
Forfeited	(262,708)
Outstanding as of December 31, 2013	6,631,792	0.57	8.13	85,854
Granted	500,000
Forfeited	(136,002)
Exercised	(492,893)
Outstanding as of December 31, 2014	6,502,897	1.42	7.29	79,877
Vested and expected to vest as of December 31, 2014	6,273,762	1.36	7.25	77,397
Exercisable as of December 31, 2014	4,211,552	0.57	6.69	55,076

No option expired during years ended December 31, 2012, 2013 and 2014.

12.	Share based compensation (continued)

In March 2013, the Company repurchased 910,000 shares of options, a portion of options granted in conjunction with the acquisition of Beijing Shengjinteng, for a cash consideration of US$833. The options repurchased were fully vested and were repurchased with price lower than fair value.

The share-based compensation expenses are measured at the fair value of the award as calculated under the Binomial option-pricing model. Assumptions used in the Binomial option-pricing model are presented below:

	For the years ended December 31,
	2012	2013	2014
Risk-free interest rates (%)(1)	2.55%~3.21%	2.02%~3.13%	3.35%
Exercise multiples(2)	2.8 times	2 times~2.8 times	2.2 times
Expected dividend yield(3)	0%	0%	0%
Expected volatility (%)(4)	45%~47%	43%~44%	43%
Contract life	10 years	8.2 years ~10 years	10 years

1.	The risk-free interest rate is based on the implied yield rates of China government bonds denominated in US$ for a term consistent with the expected life of the awards in effect at the time of grant if such rates are available.
2.	The expected exercise multiple is the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. As the Company did not have sufficient information of past employee exercise history, it was estimated by referencing to Valuing Employee Stock Options (published by John Wiley & Sons. Inc. 2004 edition), a well-accepted academic publication.
3.	The dividend yield was estimated based on the Company’s expected dividend policy over the expected life of the options.
4.	The Company estimates the volatility of its common stock at the date of grant based on the historical volatility of similar U.S. and Hong Kong public companies for a period equal to the expected life preceding the grant date.

12.	Share based compensation (continued)

Founders’ shares

In accordance with the shareholders agreement dated as of July 15, 2009, all ordinary shares ultimately owned by the Company’s Founders would become subject to four-year vesting, with 25% vesting on the first anniversary and remainder vesting monthly thereafter in thirty-six equal monthly installments. The Founders’ shares vest immediately in the event that i) Founder’s continuous status as a service provider is terminated by the Company without cause; ii) there occurs a change in control of the Company or iii) there occurs a Qualified IPO as defined in Redeemable Preferred Shares. The Company accounted for this arrangement similar to a reverse stock split, followed by the grant of restricted stock awards subject to service vesting conditions, though these Founders’ shares are legally outstanding from the grant day. Accordingly, compensation cost was measured based on the fair value of the ordinary shares at the grant date and is recognized over the requisite service period.

In connection with the issuance of Redeemable Preferred Shares, the Company amended the vesting schedule of all Founders’ shares under which Founders’ shares that were unrestricted became subject to vesting again with 1/48th of the options vesting each month after the issuance of each Series of Redeemable Preferred Shares. The unvested and subjecting to new vesting was treated as a modification of the award and did not result in a modification charge as there was no incremental value resulted from the modification.

For the years ended December 31, 2012, 2013 and 2014, the Company recognized share based compensation expense related to the Founders’ shares of US$86, US$105, and US$138, respectively. Grant date fair value per restricted share is US$0.01.

Restricted Shares	Number of Shares
Outstanding as of December 31, 2011	32,983,728
Restricted shares vested	(8,604,451)
Outstanding as of December 31, 2012	24,379,277
Restricted shares vested	(10,554,394)
Outstanding as of December 31, 2013	13,824,883
Restricted shares vested	(2,513,615)
Conversion to ordinary shares upon IPO	(11,311,268)
Outstanding as of December 31, 2014	-

On October 28, 2013, the Company entered into an agreement with Mr. Hui Liu, one of the Company’s Founders to accelerate all of Mr. Liu’s Founder’s shares upon Mr. Liu’s departure from the Company on March 31, 2013. In conjunction with this agreement, Mr. Liu also transferred 1,293,125 shares to one of the executive officers, at no additional consideration. The fair value of the transferred shares amounted US$ 15,776 was treated as share-based compensation to such executive officer for his past services.

On November 20, 2013, Mr. Hui Liu sold 1,355,714 shares to such executive officer for US$3,000. The difference of US$14,394 between the fair value of the shares amounted US$ 17,394 and US$ 3,000 was treated as share-based compensation to such executive officer for his past services.

Restricted Share Units

Summary of Service-Based Restricted Share Units

The summary of Service-Based Restricted Share Units (“RSUs”) activities as of December 31, 2014, and changes during the periods, is presented below:

Restricted Shares	Number of Shares
Unvested as of December 31, 2013	-
Granted	38,272
Vested	(3,783)
Unvested as of December 31, 2014	34,489

12.	Share based compensation (continued)

For the years ended December 31, 2014, the Company recognized share based compensation expense related to the RSUs of US$89. The unamortized compensation costs related to unvested awards not yet recognized were US$34 as of December 31, 2014, adjusted for estimated forfeitures, and weighted average period over which it would be recognized was 3.61 years.

13.	Earnings per share

Immediately prior to the completion of the IPO, the Company adopted Dual Class Structure. Holders of Class A ordinary shares and Class B ordinary shares have the same rights, except for voting rights and conversion rights. Holders of Class A ordinary shares are entitled to one vote per share in all shareholders' meetings, while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the discretion of the Class B shareholders thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. The Class A and Class B ordinary shares have the same rights except for voting rights. Therefore, the two-class method of computing earnings per share is not applicable.

The following table sets forth the computation of basic and diluted net income per share attributable to Jumei’s ordinary shareholders for the periods indicated:

	For the Year Ended December 31,
	2012	2013	2014
	US$	US$	US$

Numerator:
Net income attributable to Jumei International Holding Limited	8,104	25,004	65,924
Redeemable Preferred Shares redemption value accretion	(1,688)	(1,795)	(755)
Income allocation to participating preferred shares	(1,292)	(7,403)	(9,127)
Numerator for basic and diluted income per share attributable to Jumei’s ordinary shareholders	5,124	15,806	56,042

Denominator:
Weighted average number of ordinary shares – basic	50,070,659	59,475,739	115,090,686
Dilutive effect of share options	4,614,606	4,093,946	5,301,794
Dilutive effect of RSUs	-	-	450
Dilutive effect of Founders’ shares	28,987,721	19,627,103	4,824,124
Weighted average number of ordinary shares – diluted	83,672,986	83,196,788	125,217,054

Net income per share attributable to Jumei’s ordinary shareholders
- Basic	0.10	0.27	0.49
- Diluted	0.06	0.19	0.45

The potentially dilutive securities that were not included in the calculation of dilutive net income per share in those periods where their inclusion would be anti-dilutive include share options of nil, nil and 295,770 for the years ended December 31, 2012, 2013 and 2014, respectively.

14.	Commitments and contingencies

(a)	Commitments

The Group leases its facilities and offices under non-cancelable operating lease agreements. The rental expenses were US$2,039, US$6,151 and US$11,476 during the years ended December 31, 2012, 2013 and 2014, respectively.

 As of December 31, 2014, future minimum commitments under non-cancelable agreements were as follows:

Operating lease
US$
2015	11,568
2016	7,581
2017	1,399
2018	951
2019 and thereafter	569
Total	22,068

Other than those shown above, the Group did not have any significant unrecognized uncertain tax positions, capital and other commitments, long-term obligations, or guarantees as of December 31, 2013 and 2014.

(b)	Contingencies

Beginning on December 11, 2014, several putative shareholder class action lawsuits, were filed in the United States District Courts for the Southern District of New York and the Eastern District of New York against the Company, certain current and former officers and directors of the Company, and underwriters in IPO, captioned Lu v. Jumei International Holding Limited et al., Civil Action No. 14 CV 9826 (S.D.N.Y.) (filed on December 11, 2014); Yim v. Jumei International Holding Limited et al., Civil Action No. 14 CV 7269 (E.D.N.Y.) (filed on December 12, 2014, voluntarily dismissed by plaintiffs on March 9, 2015); Yin v. Jumei International Holding Limited et al., Civil Action No. 14 CV 9957 (S.D.N.Y.) (filed on December 17, 2014); and Brock v. Jumei International Holding Limited et al., Civil Action No. 14 CV 9993 (S.D.N.Y.) (filed on December 18, 2014).  The complaints in the above-mentioned putative shareholder class action lawsuits allege that the Company’s registration statement for IPO and/or certain subsequent press releases, financial statements, and other disclosures made by the Company contained material misstatements or omissions in violation of the federal securities laws.

The actions remain at preliminary stages. The managements believe the cases are without merit. As of December 31, 2014, no losses with respect to this contingency were accrued.

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of these unresolved matters, individually and in the aggregate, is likely to have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. If an unfavorable outcome were to occur, there exists the possibility of a material adverse impact on the Group’s financial position, results of operations and cash flows for the periods in which the unfavorable outcome occurred, and in future periods.

15.	Related party transactions

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2014:

Name of related parties	Relationship with the Group
Beijing Jushangminghui Commerce and Trade Co., Ltd.	A company controlled by a beneficial owner of the Company and his immediate family member

Beijing Fanbosha Commerce and Trade Co., Ltd.	A company controlled by a beneficial owner of the Company and his immediate family member

During the years ended December 31, 2012, 2013 and 2014, significant related party transactions were as follows:

(a)	The Group entered into the following transactions with related parties:

	For the Year Ended December 31,
	2012	2013	2014
	US$	US$	US$

Purchases of merchandises:
Beijing Fanbosha Commerce and Trade Co., Ltd.	653	4,499	677
Beijing Jushangminghui Commerce and Trade Co., Ltd.	2,316	9,651	86

(b)	The Group had the following balances with related parties:

	As of December 31,
	2013	2014
	US$	US$
Due to related parties:
Beijing Jushangminghui Commerce and Trade Co., Ltd.	149	-
Beijing Fanbosha Commerce and Trade Co., Ltd.	131	-
	280	-

The terms of transactions with related parties were similar to those with third party vendors.

16.	Subsequent events

The Group assessed subsequent events through April 29, 2015, which is the date the consolidated financial statements were issued, and determined there were no material events or transactions needing recognition or disclosure other than the followings.

On January 26, 2015, the Group purchased 714,286 shares of Series AA Preferred Shares of one well known United States retailer for cash consideration of $5,000.

On January 21, 2015 and February 4, 2015, the Group established two wholly owned subsidiaries in Suzhou, PRC and South Korea, respectively.

On March 31, 2015, the Company granted 248,575 restricted shares units of our company, as well as 745,000 share options to employees at exercise price of US$15.00 per share subject to four-year service vesting schedule.

17.	Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Company’s subsidiaries, the VIEs and VIEs’ subsidiaries incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries, the VIEs and VIEs’ subsidiaries incorporated in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to our shareholders. Except for the above, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries, the VIEs and VIEs’ subsidiaries to satisfy any obligations of the Company.

The Company performed a test on the restricted net assets of consolidated subsidiaries, VIEs and the subsidiary of the VIEs (the "Restricted Net Assets") in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), "General Notes to Financial Statements" and concluded that the Restricted Net Assets did not exceed 25% of the consolidated net assets of the Company as of December 31, 2014.

