Form 20-F
period 2015-12-31
Jumei International Holding Ltd
filed 2016-04-29
CIK 1597680

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Yunsheng Zheng
Chief Financial Officer
Telephone: + 86 10 5676-6918
E-mail: yunshengz@jumei.com
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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2015, there were 146,634,596 ordinary shares outstanding, par value $0.00025 per share, being the sum of 87,829,756 Class A ordinary shares and 58,804,840 Class B ordinary shares.

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See the definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

The following summary consolidated statements of income data for the years ended December 31, 2013, 2014 and 2015, summary consolidated balance sheets data as of December 31, 2014 and 2015 and summary consolidated cash flow data for the years ended December 31, 2013, 2014 and 2015 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The summary consolidated statements of income/(loss) data for the years ended December 31, 2011 and 2012, summary consolidated balance sheets data as of December 31, 2011, 2012 and 2013 and summary consolidated cash flow data for the years ended December 31, 2011 and 2012 have been derived from our audited consolidated financial statements which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

You should read the summary consolidated financial information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	For the Year Ended December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)
Summary Consolidated Statements of Income/(Loss):
Net revenues:
Merchandise sales	21,361	1,319,681	2,556,139	3,355,914	7,113,278	1,098,101
Marketplace services	119,369	152,539	434,977	531,617	229,681	35,457
Total net revenues	140,730	1,472,220	2,991,116	3,887,531	7,342,959	1,133,558
Cost of revenues	(18,009)	(937,660)	(1,754,539)	(2,350,702)	(5,225,669)	(806,704)
Gross profit	122,721	534,560	1,236,577	1,536,829	2,117,290	326,854
Operating expenses
Fulfillment expenses	(76,487)	(182,328)	(366,795)	(434,691)	(948,954)	(146,493)
Marketing expenses	(60,378)	(230,303)	(322,965)	(499,115)	(655,314)	(101,163)
Technology and content expenses	(4,770)	(27,875)	(62,068)	(135,698)	(169,694)	(26,196)
General and administrative expenses	(9,242)	(30,060)	(246,052)	(102,527)	(191,918)	(29,627)
Total operating expenses(1) :	(150,877)	(470,566)	(997,880)	(1,172,031)	(1,965,880)	(303,479)
Income/(loss) from operations	(28,156)	63,994	238,697	364,798	151,410	23,375
Other income/(expenses)
Interest income	35	1,255	5,675	82,251	114,123	17,618
Others, net	(967)	(586)	771	56,397	(59,289)	(9,153)
Income/(loss) before tax	(29,088)	64,663	245,143	503,446	206,244	31,840
Income tax benefit/(expense)	3,066	(13,507)	(88,576)	(98,083)	(71,403)	(11,023)
Net income/(loss)	(26,022)	51,156	156,567	405,363	134,841	20,817
Net income attributable to noncontrolling interests	-	-	-	(222)	(11,925)	(1,841)
Net income/(loss) attributable to Jumei International Holding Limited	(26,022)	51,156	156,567	405,141	122,916	18,976
Accretion to preferred share redemption value	(4,625)	(10,616)	(11,123)	(4,629)	-	-
Income allocation to participating Redeemable Preferred Shares	-	(8,203)	(46,473)	(55,984)	-	-
Net income/(loss) attributable to Jumei’s ordinary shareholders	(30,647)	32,337	98, 971	344,528	122,916	18,976

	For the Year Ended December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)
Weighted average number of ordinary shares used in per share calculations(2):
- Basic	40,644,779	50,070,659	59,475,739	115,090,686	145,901,672	145,901,672
- Diluted	40,644,779	83,672,986	83,196,788	125,217,054	149,758,825	149,758,825
Net income/(loss) per share attributable to Jumei’s ordinary shareholders:
- Basic	(0.75)	0.65	1.66	2.99	0.84	0.13
- Diluted	(0.75)	0.39	1.19	2.75	0.82	0.13
Net income/(loss) per ADS attributable to Jumei’s ordinary shareholders(3):
- Basic	(0.75)	0.65	1.66	2.99	0.84	0.13
- Diluted	(0.75)	0.39	1.19	2.75	0.82	0.13

(1)	Share-based compensation expenses are allocated in operating expenses items as follows:

	For the Year Ended December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Fulfillment expenses	1	2	2,347	5,865	6,860	1,059
Marketing expenses	2	2	2,963	10,017	8,621	1,331
Technology and content expenses	256	187	4,846	8,347	8,335	1,287
General and administrative expenses	1,081	1,473	191,092	14,888	22,545	3,480

(2)	On April 8, 2011, we effected a 4,000-for-1 share split whereby all of our 50,000 then issued and outstanding ordinary shares of a par value of $1.00 each were converted into 200,000,000 ordinary shares of a par value of $0.00025 each. Concurrent with the share split, we repurchased an aggregate of 130,924,549 ordinary shares from the then existing shareholders. As a result of the share split, the number of our total authorized shares was increased from 50,000 to 200,000,000. Immediately prior to the completion of our initial public offering in May 2014, all of the ordinary shares then held by Super ROI Global Holding Limited and Pinnacle High-Tech Limited were re-designated as Class B ordinary shares on a one-for-one basis and all of the then remaining ordinary shares and preferred shares that were issued and outstanding were automatically converted and re-designated into Class A ordinary shares on a one-for-one basis.

(3)	Each ADS represents one Class A ordinary share.

	As of December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheets Data:
Cash and cash equivalents	57,447	188,337	679,208	1,012,127	2,564,287	395,858
Accounts receivable, net	21,016	9,142	17,116	26,942	76,937	11,877
Inventories	174	92,699	199,084	621,772	965,510	149,049
Total assets	119,774	448,157	1,191,962	4,549,430	4,991,673	770,582
Accounts payable	6,112	242,569	541,225	889,960	1,030,200	159,036
Total liabilities	62,951	338,307	729,818	1,179,697	1,347,661	208,044
Total mezzanine equity	86,216	96,832	107,955	-	-	-
Total shareholders’ equity/(deficit)	(29,393)	13,018	354,189	3,369,733	3,644,012	562,538
Ordinary shares	135	135	135	237	239	37
Number of outstanding ordinary shares	79,124,394	79,124,394	79,124,394	145,205,128	146,634,596	146,634,596

	As of December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by/(used in) operating activities	(13,165)	172,575	524,750	422,444	151,497	23,386
Net cash provided by (used in) investing activities	(13,042)	(41,665)	(28,753)	(2,575,715)	1,383,691	213,605
Net cash provided by/(used in) financing activities	65,220	-	(5,236)	2,486,702	4,417	684
Effect of exchange rate changes on cash and cash equivalents	(1,190)	(20)	110	(512)	12,555	1,938
Net increase in cash and cash equivalents	37,824	130,890	490,871	332,919	1,552,160	239,613
Cash and cash equivalents at beginning of year	19,623	57,447	188,337	679,208	1,012,127	156,245
Cash and cash equivalents at end of year	57,447	188,337	679,208	1,012,127	2,564,287	395,858

Change in Reporting Currency and Exchange Rate Information

Our business is primarily conducted in China and almost all of our revenues are denominated in RMB. Effective July 1, 2015, we changed our reporting currency from U.S. dollar to Renminbi. The change in reporting currency is to improve investors’ ability to evaluate our financial results against other comparable publicly traded companies in the industry as most of them use RMB as their reporting currency. Prior to July 1, 2015, we reported our annual and quarterly consolidated balance sheets and consolidated statements of income and comprehensive income and shareholder’s equity and cash flows in U.S. dollar. In this annual report, the financial results for the year ended December 31, 2015 are stated in RMB. The related financial statements prior to the current period have been recast to reflect RMB as the reporting currency for comparison to the financial results for the year ended December 31, 2015.

Current period amounts in this annual report are translated into U.S. dollars for the convenience of the readers. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in New York City for cable transfers in RMB as certified for customs purposes by the Federal Reserve Board. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.4778 to US$1.00, the noon buying rate in effect as of December 31, 2015. Our net GMV amounts for the historical periods are denominated in RMB and were translated into U.S. dollar amounts using the applicable average exchange rate for each relevant period. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 22, 2016, the noon buying rate was RMB6.5004 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period-End	Average(1)	Low	High
	(RMB per U.S. Dollar)

2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.5932	6.1870
October	6.3180	6.3505	6.3591	6.3180
November	6.3883	6.3640	6.3945	6.3180
December	6.4778	6.4491	6.4896	6.3883
2016
January	6.5752	6.5726	6.5932	6.5219
February	6.5525	6.5501	6.5795	6.5154
March	6.4480	6.5027	6.5500	6.4480
April (through April 22, 2016)	6.5004	6.4726	6.4571	6.5004

Source: Federal Reserve Statistical Release

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We commenced our beauty products retail business in March 2010 and have a limited operating history. Since our inception, we have experienced rapid expansion in our business, which results in strong revenue growth as well as increasing costs. Our total net revenues increased by 30.0% from RMB3.0 billion in 2013 to RMB3.9 billion in 2014 and further increased by 87.2% to RMB7.3 billion (US$1.1 billion) in 2015. Our net income increased by 158.9% from RMB156.6 million in 2013 to RMB405.4 million in 2014, but decreased by 66.7% to RMB134.8 million (US$20.8 million) in 2015. Our historical performance may not be indicative of our future financial results. We cannot assure you that we will be able to achieve similar positive results or grow at the same rate as we did in the past, or avoid similar negative results or decline in the future. Growth may slow and net revenues or net income may decline for a number of possible reasons, some of which are beyond our control, including decreasing consumer spending, increasing competition, slowing growth of our overall market, fulfillment bottlenecks, emergence of alternative business models, changes in government policies or general economic conditions. It is difficult to evaluate our prospects, as we may not have sufficient experience in addressing the risks to which companies operating in rapidly evolving markets may be exposed. You should consider our prospects in light of the risks and uncertainties that fast-growing companies with a limited operating history may encounter.

Our growth prospects could be negatively impacted by our decision to terminate our marketplace beauty products and luxury products sales to shift our marketplace beauty products sales to merchandise sales.

In the third quarter of 2014, we began to shift our marketplace beauty product sales to our merchandise sales. By the end of 2014, we had replaced most of our historical marketplace beauty product offerings using procurements through direct brand cooperation, department stores and our Jumei Global. While our decision to undertake such transitions were driven by our determination to ensure the authenticity and quality of the products sold through our internet platform, such transitions have resulted in a decrease in the number of SKUs available through our internet platform and exerted increased pressure on our merchandizing team to source the relevant beauty products directly. Furthermore, the termination of marketplace beauty product sales and the shift to merchandising sales had a negative impact on our financial performance since 2014. Although we are taking measures to improve operating efficiency of Jumei Global, we cannot assure you that the shift would not continue to have negative impact on our results of operations or financial results in the future. Our decision to terminate our marketplace beauty products and luxury products sales to shift our marketplace beauty products sales to merchandise sales may negatively impact our future growth prospects and financial performance.

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

Since our inception, we have focused on selling beauty products online. We have expanded the product offerings on our internet platform to include selected categories of baby, children and maternity products, health supplements, as well as apparel and other lifestyle products. Expansion into new product categories involve new risks and challenges. Our lack of familiarity with these products and lack of relevant customer data relating to these products may make it more difficult for us to keep pace with the evolving customer demands and preferences.

We launched our Jumei Global sales channel in September 2014, which allows Chinese consumers to directly purchase products from overseas on our internet platform. We currently offer beauty products, baby, children and maternity products, light luxury products as well as health supplements through our Jumei Global sales channel, which expose us to new challenges and more risks associated with, for example, managing a global logistical network, operating directly in foreign jurisdictions and handling more complex supply and product return issues. Furthermore, our expansion of our Jumei Global sales channel has required us to make significant investment in building a global supply and logistics infrastructure and incurred considerable costs. The PRC regulatory framework, as well as the implementation policies of local authorities, in respect of overseas direct purchase and sale of merchandise are still evolving. New applicable laws and regulations and new interpretation of the existing laws and regulations may be adopted from time to time to address new issues that arise, and additional licenses and permits may be required. As a result, substantial uncertainties exist regarding the evolution of the regulatory system and the interpretation and implementation of current and future PRC laws and regulations applicable to our Jumei Global business.

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

In 2015, we worked with approximately 2,091 suppliers and third-party merchants on our internet platform. Although we have adopted measures to verify the authorization of products sold through us and avoid potential infringement of third-party intellectual property rights in the course of sourcing and selling products, we may not be successful in ensuring all products sold on our platform have proper authorization.

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

Since our inception, we have focused on selling beauty products online. We expect that sales of beauty products will continue to be our focus and represent a substantial portion of our total net revenues in the near future. We have increased our offerings to include other product categories, mainly baby, children and maternity products, as well as apparel products. However, our sales of these new products may not increase to a level that would substantially reduce our dependence on online sales of beauty products. We face intense competition from other online retailers of beauty products and from established companies with physical stores that are moving into the online space. Any event that results in a reduction in our sales of beauty products could materially and adversely affect our ability to maintain or increase our current level of net revenue and business prospects.

If we fail to manage and expand our relationships with suppliers and third-party merchants, or otherwise fail to procure products at favorable terms, our business and growth prospects may suffer.

We worked with approximately 1,700, 2,400 and 2,091 suppliers and third-party merchants in 2013, 2014 and 2015, respectively. Our suppliers and third-party merchants include brand owners, brand distributors, resellers and suppliers of our exclusive products. Maintaining strong relationships with these suppliers and third-party merchants is important to the growth of our business.

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

In the event that any supplier or third-party merchant does not have authorization from the relevant brands to sell certain products to us, the suppliers may be prevented from selling products to us or the third-party merchants may be prevented from selling products at our internet platform at any time, which may adversely affect our business and net revenues. In addition, if our suppliers cease to provide us with favorable payment terms, our requirements for working capital may increase and our operations may be materially and adversely affected. We will also need to establish new supplier and third-party merchant relationships to ensure that we have access to a steady supply of products on favorable commercial terms. If we are unable to develop and maintain good relationships with suppliers and third-party merchants that would allow us to obtain a sufficient amount and variety of authentic and quality products on acceptable commercial terms, it may limit our ability to offer sufficient products sought by our customers, or to offer these products at prices acceptable to them. Any negative developments in our relationships with suppliers and third-party merchants could materially and adversely affect our business and growth prospects. If we fail to attract new suppliers and third-party merchants to sell their products to us or offer their products on our internet platform due to any reason, our business and growth prospects may be materially and adversely affected.

We have been named as a defendant in putative shareholder class action lawsuit that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

We will have to defend against the putative shareholder class action lawsuit described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings,” including any appeals of such lawsuits should our initial defense be unsuccessful. We are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of these lawsuits. In the event that our initial defense of these lawsuits is unsuccessful, there can be no assurance that we will prevail in any appeal. Any adverse outcome of these cases, including any plaintiff’s appeal of a judgment in these lawsuits, could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

If we are not able to manage our complex fulfillment network successfully, our growth potential, business and results of operations may be materially and adversely affected.

We believe our fulfillment network, currently consisting of strategically located logistics centers in Tianjin, Zhengzhou, Kunshan, Chengdu, Guangzhou, Shenyang, Hangzhou, Ningbo, Suzhou and Hong Kong, is essential to our business. We plan to add more logistics center capability to increase our warehouse capacity, accommodate more customer orders and provide better coverage of our target markets. Our fulfillment network is complex and challenging to operate. We cannot assure you that we will be able to lease facilities suitable to our needs on commercially acceptable terms or at all. We may not be able to recruit a sufficient number of qualified employees with regards to the expansion of our fulfillment network. In addition, the expansion of our fulfillment infrastructure may strain our managerial, financial, operational and other resources. If we fail to manage such expansion successfully, our growth potential, business and results of operations may be materially and adversely affected.

We depend on numerous third-party delivery service providers to deliver our products, and if they fail to provide reliable delivery services, our business and reputation may be materially and adversely affected.

We used a network of 402 third-party inter-city transportation companies and local third-party delivery service providers companies to deliver parcels to our customers as of December 31, 2015. For customers in remote areas not covered by our delivery network, we use the state-owned China postal services to deliver our products. Interacting with and coordinating the activities of many delivery companies are complicated and any major interruptions to or failures in these third parties’ shipping services could prevent the timely or successful delivery of our products. These interruptions may be due to unforeseen events that are beyond our control or the control of these third-party delivery companies, such as inclement weather, natural disasters, transportation interruptions or labor unrest or shortage. If our products are not delivered on time or are delivered in a damaged state, customers may refuse to accept our products and have less confidence in our services. Thus, we may lose customers, and our financial condition and reputation could suffer. In addition, as local delivery service providers tend to be small companies with limited capital resources, they may be more likely to go bankrupt, go out of business or encounter financial difficulties, in which case we may not be able to retrieve our products in their possession, arrange for delivery of those products by an alternative carrier, receive the payments the delivery service providers collect for us, or hold them accountable for the losses they cause us. Although we generally only pay the delivery service providers after they have performed their services, such payment arrangements may not be sufficient to cover the risks to which we are exposed. In addition, if the delivery service providers cease to provide cash deposits to us or significantly reduce the amount of such deposits, our working capital requirements may increase and our operating cash flow may be materially and adversely affected. Delivery of our products could also be affected or interrupted by the merger, acquisition, insolvency or government shut-down of the delivery companies we engage to make deliveries, especially those local companies with relatively small business scales. The occurrence of any of these problems, alone or together, could damage our reputation and materially and adversely affect our business and results of operations.

Any interruption in the operation of our logistics centers for an extended period may have an adverse impact on our business.

The beauty products we sell are stored in our logistics centers. We have logistics centers in each of Tianjin, Zhengzhou, Kunshan, Chengdu, Guangzhou, Shenyang, Hangzhou, Ningbo, Suzhou and Hong Kong. All of our logistics centers are leased from third parties. If any of the landlords terminate the lease agreements with us, or materially alter any existing arrangements with us, we may be forced to leave the premises and may not be adequately compensated for our investments or at all, and our business, results of operations and financial condition may be materially and adversely affected as a result.

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

We have invested and will continue to invest in expanding our logistics center capability and upgrading our technology platform. Furthermore, we plan to lease additional logistics centers in Suzhou and purchase additional warehousing equipment. We expect to continue to invest in our fulfillment and technology capabilities as our business further develops. We also intend to continue to add personnel and other resources to our logistics centers and technology platform. We are likely to incur costs associated with these investments earlier than some of the anticipated benefits, and the return on these investments may be lower, or may develop more slowly, than we expect. We may not be able to recover our capital expenditures or investments, in part or in full, or the recovery of these capital expenditures or investments may take longer than expected. As a result, the carrying value of the related assets may be subject to an impairment charge, which could adversely affect our profitability.

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

We have incurred expenses on a variety of different marketing and brand promotion efforts designed to enhance our brand recognition and increase sales of our products. Our marketing and promotional activities may not be well received by customers and may not result in the levels of product sales that we anticipate. We incurred RMB323.0 million, RMB499.1 million and RMB655.3 million (US$101.2 million) in marketing expenses in 2013, 2014 and 2015, respectively. Marketing approaches and tools in the consumer products market in China are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and customer preferences, which may not be as cost-effective as our marketing activities in the past and may lead to significantly higher marketing expenses in the future. While our innovative marketing campaigns, including our “I endorse myself” micro-films starring our senior executive officers, have proven to be highly successful, we cannot assure you that we can continue to produce, or benefit from, such unique and effective marketing campaigns in the future. Failure to refine our existing marketing approaches or to introduce new effective marketing approaches in a cost-effective manner could reduce our market share, cause our net revenues to decline and negatively impact our profitability.

Our online marketplace is subject to risks associated with third-party merchants.

We are a service provider to third party merchants who sell apparel and other lifestyle products on our internet platform and charge service fees for such sales. We historically offered certain beauty products through third-party merchants and generated marketplace service revenues from such third-party merchants. In the third quarter of 2014, we began the process of terminating our marketplace beauty product sales and shifting our marketplace beauty product sales to our merchandise sales. We have substantially completed the termination of our marketplace beauty product sales. We historically provided fulfillment services to third-party merchants who sold beauty products through our internet platform and charged such third-party merchants for such services. For 2015, our net revenues generated from our marketplace services accounted for approximately 3.1% of our total net revenues. Our third-party merchants use their own delivery systems or service providers to deliver products to our customers, which makes it difficult for us to ensure that our customers get the same service for other products sold by us on our internet platform. If any third-party merchant does not control the quality of the products that it sells, or if it does not deliver the products or delivers products that are materially different from its description of them, or if it sells counterfeit or defective products or products without proper authorization on our internet platform and we fail to discover or take necessary measures to prevent such behavior, the reputation of our internet platform and our Jumei (聚美) brand may be materially and adversely affected, and we could face claims that we should be held liable for any losses and damages arising from such misbehavior or infringement. See “Item 4. Information on the Company – B. Business Overview – Regulation – Regulation Relating to Product Quality and Consumer Protection.” In addition, the supplier relationships, customer acquisition analytics and working capital requirements for our marketplace business may not be the same as those for our online direct sales operations, which may complicate the management of our business. In order for our marketplace business to be successful, we may continue to identify and attract new third-party merchants, and we may not be successful in this regard.

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

Our business operations depend on the continued services of our senior management, particularly the executive officers named in this annual report. Our management team has only been working together since the inception of our company. If they cannot work together effectively or efficiently, our business may be severely disrupted. One or more of our executive officers may be unable or unwilling to continue their service to us, and we might not be able to replace them easily or at all. On April 1, 2016, our co-chief financial officers at the time, Ms. Mona Meng Gao and Mr. Yunsheng Zheng, tendered their resignations from their co-chief financial officer positions, in each case for personal reasons. The resignation of Ms. Gao was effective on April 1, 2016, and the resignation of Mr. Zheng will be effective in June 2016. As of the date of this annual report, Mr. Zheng serves as our chief financial officer. There can be no assurance that we will not have other departures from our management team in the future. Our business, financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain personnel. If any of our executive officers joins a competitor or forms a competing business, we may lose customers, suppliers, know-how and key professionals and staff members. Our executive officers have entered into employment agreements and confidentiality and non-competition agreements with us. However, if any dispute arises between our officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

If we are unable to recruit, train and retain qualified personnel or sufficient workforce while controlling our labor costs, our business may be materially and adversely affected.

We intend to hire additional qualified employees to support our business operations and planned expansion. Our future success depends, to a significant extent, on our ability to recruit, train and retain qualified personnel, particularly technical, fulfillment, marketing and other operational personnel with experience in the online retail industry. Our experienced mid-level managers are instrumental in implementing our business strategies, executing our business plans and supporting our business operations and growth. The effective operation of our managerial and operating systems, logistics centers, customer service center and other back office functions also depends on the hard work and quality performance of our management and employees. Since our industry is characterized by high demand and intense competition for talent and labor, we can provide no assurance that we will be able to attract or retain qualified staff or other highly skilled employees that we will need to achieve our strategic objectives. Our logistics centers also require a significant number of blue-collar workers, and these positions tend to have higher than average turnover. Labor costs in China have increased with China’s economic development, particularly in the large cities where we operate our logistics centers. Inflation in China is also putting pressure on wages. In addition, as we are still a young company, our ability to train and integrate new employees into our operations may also be limited and may not meet the demand for our business growth on a timely fashion, or at all. If we are unable to attract, train and retain qualified personnel, our business may be materially and adversely affected.

Increases in labor costs or restrictions in the supply of labor in China may materially and adversely affect our business, financial condition and results of operations.

We currently use workers dispatched by third-party labor service agents to provide customer service, logistics and delivery services. Under such labor arrangement, we may also incur liabilities if we cause any damages to such dispatched workers. According to the Interim Provisions on Labor Dispatch issued in January 2014, which became effective on March 1, 2014, the number of dispatched contract workers hired by an employer shall not exceed 10% of the total number of its work force. We were required to formulate a plan to reduce the number of our dispatched contract workers to below the statutory limits prior to March 1, 2016. By April 1, 2016, we had reduced the number of our dispatched contract workers to below 4% of our total number of work force. Although we are allowed to continue to engage the dispatched workers pursuant to our existing agreements with labor service agents entered into before December 28, 2012, we will need to replace them with full-time employees after the expiration of these contracts. We expect this may result in an increase in our labor cost. If we are found to be in violation of the new rules regulating contract workers, we may be ordered by the labor authority to rectify the noncompliance by entering into written employment contracts with our contract workers. We may also be subject to a penalty ranging from RMB5,000 to RMB10,000 per dispatched worker if it is determined that we had failed to rectify within the time period specified by the labor authority. See “Item 4. Information on the Company – B. Business Overview – Regulation – Regulation on Employment.”

With the rapid development of the Chinese economy, the cost of labor has increased and may continue to increase. Our results of operations will be materially and adversely affected if the labor costs of our suppliers in China increase. In addition, even if labor costs do not increase, we and our suppliers may not be able to find a sufficient number of workers to produce or provide us with the products we offer.

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

We may in the future enter into strategic alliances with various third parties to further our business purposes from time to time. Strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the counter-party, and an increase in expenses incurred in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have little ability to control or monitor their actions. To the extent the third parties suffer negative publicity or harm to their reputations from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with such third parties. For instance, following our investment in BabyTree in 2015, we have entered into framework agreements outlining business cooperation with BabyTree, whereby we sell certain cosmetics and baby care products through BabyTree’s mobile apps and online platform. Due to our association with BabyTree, any negative publicity or harm to BabyTree’s reputation could harm our reputation and reduce consumer trust in the products we sell, whether or not they are actually sold through BabyTree.

In addition, we have made investments in complementary business in the past and if we are presented with appropriate opportunities, we may continue to acquire additional assets, technologies or businesses that are complementary to our existing business. Past and future acquisitions and the subsequent integration of new assets and businesses into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. The costs of identifying and consummating acquisitions may be significant. We may also incur significant expenses in obtaining approvals from shareholders and relevant government authorities in China and elsewhere in the world. Acquired assets or businesses may not generate the financial results we expect. In addition, acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations. Any such negative developments could have a material adverse effect on our business, financial condition and results of operations.

Any lack of requisite approvals, licenses or permits applicable to our business or failure to comply with PRC laws and regulations may have a material and adverse impact on our business, financial condition and results of operations.

Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including the Ministry of Commerce, the Ministry of Industry and Information Technology, or MIIT. Together, these government authorities promulgate and enforce regulations that cover many aspects of the operation of online retailing and distribution of food and nutritional supplements, including entry into these industries, the scope of permissible business activities, licenses and permits for various business activities, and foreign investment. We are required to hold a number of licenses and permits in connection with our business operation, including the ICP license, food distribution permit or food business operation permit (as applicable), hygiene permit for nutritional supplements, as well as approvals for the establishment of foreign-invested enterprises engaging in the sale of goods over the internet. We have in the past held and currently hold all licenses and permits described above. See “Item 4. Information on the Company – B. Business Overview – Regulation – Regulations Relating to Foreign Investment” and “Item 4. Information on the Company – B. Business Overview – Regulation – Licenses and Permits.”

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

As of December 31, 2015, we had 62 leased properties for our offices, logistics centers, dormitories, customer service center and physical stores. The lessors of 6 leased properties have not been able to provide proper ownership certificates for the properties we lease or prove their rights to sublease the properties to us or do not hold legal certificates to legally lease properties to us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant government authorities, our leases could be invalidated. We may have to renegotiate the leases with the owners or the parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. In addition, our leasehold interests in leased properties have not been registered with relevant PRC government authorities as required by PRC law, which may expose us to potential fines ranging from RMB1,000 (US$154) to RMB10,000 (US$1,544) per unit leasehold.

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

As of December 31, 2015, we leased an aggregate of approximately 199 thousand square meters of properties for our offices, logistics centers, dormitories, customer service center and physical stores. We may not be able to successfully extend or renew such leases upon expiration of the current term on commercially reasonable terms or at all, and may therefore be forced to relocate our affected operations. This could disrupt our operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations. In addition, we compete with other businesses for premises at certain locations or of desirable sizes. As a result, even though we could extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties. In addition, we may not be able to locate desirable alternative sites for our facilities as our business continues to grow and such failure in relocating our affected operations could affect our business and operations.

We have granted, and may continue to grant, options, restricted shares and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses.

We adopted a share incentive plan in 2011, or the 2011 plan, and a share incentive plan in 2014, or the 2014 plan, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Under the 2011 plan, we are authorized to grant options or share purchase rights to purchase up to 10,401,229 ordinary shares. As of February 28, 2016, options to purchase 5,546,983 ordinary shares are issued and outstanding under the 2011 plan. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our consolidated statement of income in accordance with U.S. GAAP. Under the 2014 plan, we are authorized to grant options, restricted shares and restricted share units. The maximum aggregate number of shares which may be issued initially pursuant to all awards under the 2014 plan is 6,300,000 Class A ordinary shares. The number of shares reserved for future issuances under the 2014 plan will be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, or such lesser number of Class A ordinary shares as determined by our board of directors, on the first day of each calendar year during the term of the 2014 plan beginning in 2015. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 plan is 8,499,519 Class A ordinary shares as of February 28, 2016. As of February 28, 2016, 290,448 restricted share units have been granted under the 2014 plan. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, copyrights, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. As of December 31, 2015, we owned 246 registered trademarks, copyrights to 32 software programs developed by us relating to various aspects of our operations, and 48 registered domain names, including jumei.com and jumeiglobal.com. See “Item 4. Information on the Company – B. Business Overview – Regulation on Intellectual Property Rights.” Although we are not aware of any copycat websites that attempt to cause confusion or diversion of traffic from us at the moment, we may become an attractive target to such attacks in the future because of our brand recognition in the online retail industry in China. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

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

We are subject to the reporting obligations under U.S. securities laws. Section 404 of the Sarbanes-Oxley Act of 2002 and related rules require public companies to include a report of management on their internal control over financial reporting in their annual reports. This report must contain an assessment by management of the effectiveness of a public company’s internal control over financial reporting. In addition, an independent registered public accounting firm for a public company must attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting. We sometimes hire a professional consultant to assist us in such efforts. Our efforts to implement standardized internal control procedures and develop the internal tests necessary to verify the proper application of the internal control procedures and their effectiveness are a key area of focus for our board of directors, our audit committee and senior management.

As a result of management’s evaluation of our internal control over financial reporting, the following material weaknesses in our internal control over financial reporting were identified as of December 31, 2015.

(i) We did not have sufficient resources with an appropriate level of knowledge and experience to prepare financial statements with proper disclosures in accordance with U.S. GAAP. As a result, the financial statements were not prepared properly and adequately.

(ii) We did not have resources with an appropriate level of knowledge and experience in U.S. GAAP and controls over financial reporting to properly account for significant complex transactions under U.S. GAAP and properly address impact of these transactions on controls over financial reporting. As a result, several significant complex transactions were not accounted for properly and the impact of one transaction on controls over financial reporting was not addressed properly.

The material weaknesses described above may result in misstatement of our consolidated financial statements that would result in a material misstatement to our quarterly or annual consolidated financial statements that would not be prevented or detected. As a result of the material weaknesses, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2015.

Our management has been engaged in, and continues to be engaged in making necessary changes and improvements to the overall design of its control environment to address the material weaknesses in internal control over financial reporting and the ineffectiveness of our disclosure controls and procedures described above.

To remediate the material weaknesses described above with respect to controls over the period-end financial statement reporting and controls over significant complex transactions, we plan to continue to: (i) retain additional accounting personnel with appropriate knowledge and experience; (ii) provide more comprehensive training on knowledge of U.S. GAAP and controls over financial reporting to our accounting team and other relevant personnel; (iii) enhance our accounting manual to provide our accounting team with more comprehensive guidelines on the accounting policies under U.S. GAAP and SEC rules and requirements; (iv) continue to engage an external consultant to review the accounting and disclosures of our significant complex transactions and related impact on controls over financial reporting; and (v) continue to review and improve key controls over financial reporting. We plan to continue to assess our standardized processes to further enhance the effectiveness of our financial review, including the analysis and monitoring of financial information in a consistent and thorough manner.

We expect that we will incur more costs in the implementation of such measures. However, the implementation of these measures may not fully address the material weaknesses and deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct the material weaknesses and control deficiencies or our failure to discover and address any other material weakness or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

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

The global macroeconomic environment is facing challenges, including the escalation of the European sovereign debt crisis since 2011, the end of quantitative easing by the U.S. Federal Reserve and the economic slowdown in the Eurozone in 2014. The growth rate of the Chinese economy has slowed down since 2012 and such slowdown may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets, and over the conflicts involving Ukraine and Syria. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any sever or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

We have limited insurance coverage which could expose us to significant costs and business disruption.

We maintain certain insurance policies to safeguard against risks and unexpected events. We have purchased all risk property insurance covering our inventory in all of our logistics centers and certain fixed assets such as equipment, furniture and office facilities. We do not maintain cargo transportation insurance, although we may request courier companies to purchase insurance covering our products in our agreements with them. We purchased third-party liability insurance covering our merchandise sales products against claims from consumers in relation to alleged defects in product quality. For certain of our logistics staff, we purchased personal injury insurance. However, as the insurance industry in China is still in an early stage of development, insurance companies in China currently offer limited business-related insurance products. We do not maintain business interruption insurance or product liability insurance, nor do we maintain key-man life insurance on our directors or officers. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

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

We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. Accordingly, as of the date of this annual report, none of our PRC subsidiaries is eligible to provide value-added telecommunication services in China. To comply with PRC laws and regulations, we conduct such business activities through Reemake Media Co., Ltd., or Reemake Media, a PRC VIE of ours. Reemake Media holds our ICP license as an internet information provider. Reemake Media is 82.30% owned by Mr. Leo Ou Chen, our founder, chairman and chief executive officer, 8.85% owned by Mr. Yusen Dai, our founder, director and executive officer, and 8.85% owned by Mr. Hui Liu, a former employee of our company. All of the shareholders of Reemake Media are PRC citizens. We entered into a series of contractual arrangements with each of our VIEs and their respective shareholders, which enable us to:

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

In the opinion of Fangda Partners, our PRC legal counsel, (i) the ownership structure of our wholly-owned subsidiaries and VIEs in China does not result in any violation of PRC laws and regulations currently in effect; and (ii) the contractual arrangements between our subsidiaries and VIEs and their respective shareholders governed by PRC law will not result in any violation of PRC laws or regulations currently in effect. However, we have been advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules; accordingly, the PRC regulatory authorities may take a view that is contrary to or otherwise different from the opinion of our PRC legal counsel. For example, the Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015, pursuant to which, VIEs that are controlled via contractual arrangements would also be deemed as foreign invested enterprises, or FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is in the “restriction category” on the “negative list” which is to be separately issued by the State Council in the future, the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC state-owned enterprises or agencies, or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the VIEs will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal. Through our dual-class share structure, Mr. Leo Ou Chen and Mr. Yusen Dai, our founders and principal beneficial owners of our company, who are PRC citizens, possess and control 87.0% of the voting power of our company as of March 31, 2016. However, if the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as market entry clearance granted by the Ministry of Commerce, to be completed by companies with existing VIE structure like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. See “—Risks Related to Doing Business in China—Substantial uncertainties exist with respect to the enactment timetable, the final version, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.” If our ownership structure, contractual arrangements and businesses of our PRC subsidiaries or our VIEs are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain the foresaid market entry clearance, or our PRC subsidiaries or our VIEs fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

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

We rely on contractual arrangements with our VIEs and their respective shareholders for a portion of our business operations, which may not be as effective as direct o ownership in providing operational control.

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

Mr. Leo Ou Chen, Mr. Yusen Dai and Mr. Hui Liu are the shareholders of Reemake Media, owning 82.30%, 8.85% and 8.85% equity interest, respectively, in Reemake Media. Mr. Leo Ou Chen is our founder, chairman of board of directors and chief executive officer, Mr. Yusen Dai is our founder, director and executive officer, and Mr. Hui Liu is a former employee of our company. See “Item 6. Directors, Senior Management and Employees – E. Share Ownership.” The shareholders of our VIEs may have potential conflicts of interest with us. These shareholders may breach, or cause our VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIEs, which would have a material and adverse effect on our ability to effectively control our VIEs and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with our VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

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

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. Issues, risks and uncertainties relating to PRC government regulation of the internet industry include, but are not limited to, the following:

•	We only have contractual control over our website. We do not directly own the website due to the restriction of foreign investment in businesses providing value-added telecommunication services (except for e-commerce) in China, including internet information provision services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

•	The online commerce industry in China is still in an early stage of development and the PRC laws applicable to the industry are still evolving. Due to the lack of clarity under the existing PRC regulatory regime, we may be required to comply with additional legal and licensing requirements. For example, we are providing mobile applications to mobile device users. It is uncertain if our VIEs will be required to obtain a separate operating license in addition to the valued-added telecommunications business operating licenses for Internet content provision service. Although we believe that we are not explicitly required to obtain such separate license which is in line with the current market practice, there can be no assurance that we will not be required to apply for an operating license for our mobile applications in the future.

•	The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office (with the involvement of the State Council Information Office, the MIIT, and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry.

•	New laws and regulations may be promulgated that will regulate internet activities, including online retail. If these new laws and regulations are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations at the time they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

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

Through our dual-class share structure, Mr. Leo Ou Chen and Mr. Yusen Dai, our founders and principal beneficial owners of our company, who are PRC citizens, possess and control 87.0% of the voting power of our company as of March 31, 2016. However, in the draft Foreign Investment Law, the Ministry of Commerce has not taken a position on what actions shall be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties. Moreover, it is uncertain whether the value-added telecommunication service industry, in which our VIEs operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as market entry clearance granted by the Ministry of Commerce, to be completed by companies with existing VIE structure like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

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

Any loans to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by the Ministry of Commerce or its local counterpart and the amount of registered capital of such foreign-invested company. For example, the current amounts of approved total investment and registered capital of Beijing Jumei are RMB41.6 million and RMB41.6 million, respectively, and the current amounts of approved total investment and registered capital of Tianjin Jumeiyoupin Technology Co., Ltd., or Tianjin Jumei, are RMB122.5 million and RMB122.5 million, respectively, which means each of Beijing Jumei and Tianjin Jumei cannot obtain any loans from our entities outside of China currently.

We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be approved by the Ministry of Commerce or its local counterpart according to the PRC laws and regulations currently in effect. In addition, SAFE issued a circular in September 2008, SAFE Circular No. 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular No. 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and unless otherwise provided by law, may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of SAFE Circular No. 142 could result in severe monetary or other penalties. To satisfy and facilitate the business and capital operations of foreign invested enterprises in the PRC, on July 15, 2014, SAFE issued a SAFE Circular 36 which launched the pilot reform of administration regarding conversion of foreign currency registered capitals of foreign-invested enterprises in 16 pilot areas. According to the SAFE Circular 36, an ordinary foreign-invested enterprise with a business scope containing “investment” in the pilot areas is permitted to use Renminbi converted from its foreign-currency registered capital to make equity investments in the PRC, subject to certain registration and settlement procedure as set forth in the SAFE Circular 36. On April 8, 2015, SAFE released the Notice on the Reform of the Management Method for the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19, which has come into force and supersede SAFE Circular No. 142 and SAFE Circular 36 from June 1, 2015. SAFE Circular 19 has made certain adjustments to some regulatory requirements on the settlement of foreign currency capital of foreign-invested enterprises, and some foreign exchange restrictions under SAFE Circular No. 142 has been lifted. For example, the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise can be used for equity investments in the PRC but cannot be used to provide entrusted loans or repay loans between non-financial enterprises. Nevertheless, Circular 19 also reiterates the principle that Renminbi converted from foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Since Circular 19 was only recently promulgated, there are uncertainties on how it will be interpreted and implemented in practice.

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

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

SAFE Circular No. 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular No. 37 as a “special purpose vehicle.” SAFE Circular No. 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to complete the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. On February 28, 2015, SAFE released the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment, or SAFE Circular 13, which came into effect on June 1, 2015. According to this notice, local banks will examine and handle foreign exchange registrations for overseas direct investment, including the initial foreign exchange registrations and amendment registrations, under SAFE Circular No.37. See “Item 4. Information on the Company – B. Business Overview – Regulation – SAFE Regulations on Offshore Special Purpose Companies Held by PRC Residents” for more information about SAFE Circular No. 37.

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

The PRC Enterprise Income Tax Law and its implementation rules have adopted a uniform statutory enterprise income tax rate of 25% to all enterprises in China. The PRC Enterprise Income Tax Law and its implementation rules also permit qualified “high and new technology enterprises,” or HNTEs, to enjoy a preferential enterprise income tax rate of 15% upon filing with relevant tax authorities. The qualification as a HNTE generally has a valid term of three years and the renewal of such qualification is subject to review by the relevant authorities in China. Reemake Media, our consolidated VIE, obtained its HNTE certificate in September 2015 with a valid period of three years. Tianjin Cyril Information Technology Co., Ltd., or Tianjin Cyril, one of our PRC subsidiaries, obtained its HNTE certificate in October 2014 with a valid period of three years. Therefore, Tianjin Cyril is eligible to enjoy a preferential tax rate of 15% from 2014 through 2016, as long as it maintains the HNTE qualification and obtains approval from the relevant tax authority. The discontinuation of the preferential income tax treatments currently available to Reemake Media and Tianjin Cyril could have a material and adverse effect on our result of operations and financial condition. We cannot assure you that we will be able to maintain or lower our current effective tax rate in the future.

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

The Change of PRC regulation of import tax on consumer goods imported through cross-border e-commerce platforms could adversely affect our financial condition and results of operations.

Pursuant to the Notice on Pilot Bonded Area Import Pattern of Cross-Border Trade E-Commerce Services, which was issued by the PRC General Administration of Customs on March 4, 2014, consumer goods imported through cross-border e-commerce platforms shall be classified as “personal baggage or postal articles”. A personal baggage or postal articles tax was levied before the online retailors could deliver goods to buyers, and the personal baggage or postal articles tax shall be exempted if the payable amount is lower than RMB 50. The rate of personal baggage or postal articles tax was respectively 10%, 20%, 30% and 50% for different categories of products imported. Specifically, a 50% rate was applied to cosmetics and a 10% rate was applied to maternity and baby care products. Pursuant to the Notice on Tax Policies of Cross-Border E-Commerce Retail Importation issued by PRC Ministry of Finance, General Administration of Customs and State Administration of Taxation on March 24, 2016, which came into effect on April 8, 2016, the pilot bonded area import pattern of cross-border e-commerce was abolished. Under the new pattern, the goods imported through cross-border e-commerce platforms will no longer be treated as “personal baggage or postal articles” but normal goods, so the value-added tax and the consumption tax on those goods will be levied as on normal imported goods but on a 70% basis, and the tariff on those goods will be exempted. Normally, a 17% value-added tax will be levied on most products sold on our platform and a 30% consumption tax will be levied on cosmetics and perfumes without tax preference under the new pattern, while no consumption tax will be levied on skin care products, maternity and baby care products.

Furthermore, the new pattern only applies to goods listed within the scope of the Cross-Border E-Commerce Retail Importation Goods Inventory, or the Inventory, and thus goods beyond the scope of this Inventory will not have a tax code and may be prohibited from selling on the cross-border e-commerce platforms. Ministry of Finance, National Development and Reform Commission, Ministry of Industry and Information Technology, State Administration of Taxation, General Administration of Customs and other relevant authorities have jointed issued the Cross-Border E-Commerce Retail Importation Goods Inventory and the Cross-Border E-Commerce Retail Importation Goods Inventory (Second Batch) separately on April 6, 2016 and April 15, 2016. The Inventory may be updated from time to time. Specifically, cosmetics imported for the first time, nutrition supplements and other special food products required to be registered with the State Food and Drug Administration are excluded from the scope of the Inventory. We are prohibited from selling the cosmetics imported for the first time on our platform and we are also prohibited from selling nutrition supplements and other special food products before required registration certificates for these products have been legitimately obtained. However, pursuant to a transition policy issued by the General Administration of Customs, the goods which have been imported to or in transit to the bonded areas and special regulated areas of customs before April 8, 2016, can still be sold on the cross-border e-commerce platforms, even if these goods are not listed on the Inventory. See “Item 4. Information on the Company – B. Business Overview – Regulation –Regulations on Tax-Import Tax” for more information about the pattern change. The regulation pattern change regarding the import tax on consumer goods imported through cross-border e-commerce platforms may substantially increase import tax imposed on buyers and thus raise the price of goods sold on our online platform, which may impair our competitive advantage and could adversely affect our financial condition and results of operations.

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

This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our common stock are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

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

Risks Related to Our American Depositary Shares

There can be no assurance that the proposed going-private transaction will continue to be pursued, approved or successfully consummated. Potential uncertainty involving the proposed going-private transaction may adversely affect our business and the market price of our ADSs.

On February 17, 2016, our board of directors received a non-binding proposal letter from Mr. Leo Ou Chen, Mr. Yusen Dai, and Sequoia funds (together, the “buyer group”), proposing a “going-private” transaction to acquire all of our outstanding ordinary shares not already owned by the buyer group for US$7.00 in cash per ADS. Our board of directors has formed a special committee consisting of two independent and disinterested directors, Mr. Sean Shao (as chairman) and recently-appointed director Mr. Adam J. Zhao, to consider the “going-private” proposal. There can be no assurance that the going-private transaction will continue to be pursued, approved or consummated.

The going-private transaction, whether or not pursued or consummated, presents a risk of diverting management focus, employee attention and resources from other strategic opportunities and from operational matters. In addition, if we sign any definitive agreement with the buyer group, we may be subject to various restrictions under those agreements on the conduct of our business prior to the completion of the transaction, which may delay or prevent us from undertaking business opportunities that may arise pending completion of the transaction. Also, any development of the transaction, such as entering into or termination of any definitive agreement, may increase volatility of the trading price of our ADSs.

The market price for our ADSs has fluctuated significantly and may continue to be volatile.

The trading prices of our ADSs have fluctuated significantly since we first listed our ADSs. Since our ADSs became listed on the NYSE on May 16, 2014, the trading price of our ADSs has ranged from US$4.9 to US$39.5 per ADS, and the last reported trading price on April 28, 2016 was US$6.34 per ADS. The trading prices of our ADSs may continue to fluctuate widely and be volatile due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011, which may have a material and adverse effect on the market price of our ADSs.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares. As of March 31, 2016, Mr. Leo Ou Chen and Mr. Yusen Dai held 58,804,840 Class B ordinary shares, representing approximately 87.0% of the aggregate voting power of our company.

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

As of March 31, 2016, Mr. Leo Ou Chen and Mr. Yusen Dai collectively own an aggregate of 40.1% of our outstanding ordinary shares on an as-converted basis, representing 87.0% of the total voting power of our outstanding ordinary shares. As a result, they have substantial influence over our business, including significant corporate actions such as mergers, consolidations, sales of all or substantially all of our assets and election of directors.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our second amended and restated memorandum and articles of association, the Companies Law (2013 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). Depending upon the value of our assets, which may be determined based, in part, on the market price of our ADSs, and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. Although the law in this regard is not entirely clear, we treat our VIEs and each of their subsidiaries as being owned by us for United States federal income tax purposes, because we control their management decisions and we are entitled to substantially all of the economic benefits associated with such entities, and, as a result, we consolidate the results of their operations in our consolidated U.S. GAAP financial statements. If it is determined, however, that we do not own the stock of our VIEs or any of their subsidiaries for United States federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable years. Assuming we are the owner of our VIEs and each of their subsidiaries for United States federal income tax purposes, and based upon our income and assets, including goodwill, and the value of our ADSs and Class A ordinary shares, we do not believe that we were a PFIC for the taxable year ended December 31, 2015 and do not anticipate becoming a PFIC in the foreseeable future. While we do not anticipate becoming a PFIC, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years.

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

If we were to be or become classified as a PFIC, a U.S. Holder (as defined in “Item 10. Additional Information – E. Taxation – United States Federal Income Tax Considerations—General”) may incur significantly increased United States federal income tax on gain recognized on the sale or other disposition of the ADSs or Class A ordinary shares and on the receipt of distributions on the ADSs or Class A ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or Class A ordinary shares. You are urged to consult your tax advisor concerning the United States federal income tax consequences of holding and disposing of ADSs or Class A ordinary shares if we are or become classified as a PFIC. For more information see “Item 10. Additional Information—E. Taxation— United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations” and “—Passive Foreign Investment Company Rules.”

We incurred increased costs as a result of being a public company, and we cannot predict or estimate the amount of additional future costs we may incur or the timing of such costs.

We are a public company and have incurred significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and NYSE, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. As we generated more than US$1.0 billion in net revenues for our latest fiscal year ended December 31, 2015, we are no longer an “emerging growth company” and will incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. We cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We are named as a defendant in a putative shareholder class action lawsuit in the United States, and we may be involved in more class action lawsuits in the future. Such lawsuits current and could further divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the lawsuits. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

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

In addition to our significant subsidiaries and significant consolidated VIE, Reemake Media and its subsidiaries, we have certain other consolidated VIEs. Through Tianjin Jumei we obtained control over Tianjin Yingxun Technology Co., Ltd., or Tianjin Yingxun, in August 2014. We intended to have Tianjin Yingxun provide certain technology support services to other entities within our corporate group and Tianjin Yingxun began its application for an ICP license. However, our business plan has since changed with respect to Tianjin Yingxun, and it did not carry out any material business operation or held any operating license that was material to our company as of the date of this annual report.

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

As a result of these contractual arrangements, we are the primary beneficiary of each of our consolidated VIEs. We have consolidated the financial results of our VIEs and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

Jumei Hongkong Limited established Shanghai Paddy Commerce and Trade Co., Ltd. in June 2012, Chengdu Jumeiyoupin Science and Technology Co., Ltd., or Chengdu Jumei, in July 2012, and Tianjin Cyril Information Technology Co., Ltd., or Tianjin Cyril, and Tianjin Darren Trading Co., Ltd. in March 2013. Tianjin Darren Trading Co., Ltd. was subsequently renamed as Tianjin Qianmei International Trading Co., Ltd., or Tianjin Qianmei, in March 2014. Shanghai Paddy Commerce and Trade Co., Ltd. was subsequently renamed Shanghai Jumeiyoupin Technology Co., Ltd., or Shanghai Jumei, in June 2014. In December 2013, Jumei Hongkong Limited established Tianjin Venus Technology Co., Ltd., a wholly-owned subsidiary, which was subsequently renamed as Tianjin Jumeiyoupin Technology Co., Ltd.. Tianjin Jumei established Zhengzhou Venus Information Technology Co., Ltd., or Zhengzhou Venus in August 2014, Ningbo Jumeiyoupin Network Technology Co., Ltd. in May, 2015, Hangzhou Youpin Technology Co., Ltd. in August, 2015, Zhuhai Jumeiyoupin Technology Co., Ltd. in June, 2015, and Shenzhen Hepo Technology Co., Ltd. in August, 2015, all of which are wholly-owned subsidiaries of Tianjin Jumei. Jumei Hongkong Limited established Suzhou Jumeiyoupin Technology Co., Ltd., or Suzhou Jumei, in October 2014. Chengdu Jumei established Shanghai Youpin E-commerce Co., Ltd., a wholly-owned subsidiary of Chengdu Jumei, in June, 2015.

In December 2015, we started a restructuring of our wholly-owned subsidiaries in China, during which Chengdu Jumei acquired 100% of the equity interests in Tianjin Jumei, Tianjin Cyril, Tianjin Qianmei, Shanghai Jumei and Suzhou Jumei from Jumei Hongkong Limited. The competent authorities have approved these equity transfers, and we are in the process of registering with the relevant corporate registration authorities regarding those transfers. Meanwhile, Chengdu Jumei also acquired 100% equity interest in Jumei Hongkong Holding Limited from Jumei Hongkong Limited.

In January and February 2015, we established two wholly-owned subsidiaries in Suzhou, PRC, and South Korea. None of these subsidiaries carried out any material business operation or held any operating license that was material to our company as of the date of this annual report.

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

On July 22, 2015, we made an investment in BabyTree Inc. and its subsidiaries and variable interest entities in PRC, or, collectively, BabyTree in the form of a convertible loan of RMB558 million (US$86.1 million), or the Convertible Loan. On or prior to July 22, 2016, or the Maturity Date, and subject to certain conditions, all outstanding balance of the Convertible Loan is convertible into 11.6% equity interests in BabyTree’s Chinese operation entity if BabyTree completes its proposed restructuring. In case the proposed restructuring is not completed before the Maturity Date, we have the option to convert all or a portion of the outstanding balance of the Convertible Loan to shares in BabyTree Inc. In addition, we have the right to make an additional RMB186.0 million (US$28.7 million) loan under the same terms to BabyTree at the end of 2015, and, if certain sales targets are not met by BabyTree before the end of 2015, we have the right to demand early repayment of RMB186.0 million (US$28.7 million) of loan balance. On March 16, 2016, we and the relevant BabyTree parties entered into a supplemental agreement to the loan agreement to exercise the early repayment option and received RMB186.0 million (US$28.7 million) of repayment from BabyTree. In addition to the loan arrangements, we have also entered into framework agreements outlining business cooperation with BabyTree, whereby we sell certain cosmetics and baby care products through BabyTree’s mobile apps and online platform.

On February 17, 2016, our board of directors received a non-binding proposal letter from Mr. Leo Ou Chen, Mr. Yusen Dai, Sequoia funds (together, the “buyer group”), proposing a “going-private” transaction to acquire all of our outstanding ordinary shares not already owned by the buyer group for US$7.00 in cash per ADS. Our board of directors has formed a special committee consisting of two independent and disinterested directors, Mr. Sean Shao (as chairman) and recently-appointed director Mr. Adam J. Zhao, to consider the “going-private” proposal. There can be no assurance that the going-private transaction will continue to be pursued, approved or consummated. See “Item 3. Key Information on the Company—Risks Related to Our American Depositary Shares—There can be no assurance that the proposed going-private transaction will continue to be pursued, approved or successfully consummated. Potential uncertainty involving the proposed going-private transaction may adversely affect our business and the market price of our ADSs.”

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

OVERVIEW

We are China’s leading online retailer of beauty products. We have grown rapidly and substantially since we launched our jumei.com website in March 2010. Such growth has resulted in both strong revenue growth as well as increasing costs. We achieved RMB7.3 billion (US$1.1 billion) in net revenues, an increase of 88.9% from the previous year, and our net income in 2015 was RMB134.8 million (US$20.8 million), a decline of 66.7% from the previous year. We had approximately 16.0 million active customers during 2015.

We believe that our internet platform is a trusted destination for consumers to discover and purchase branded beauty products, baby, children and maternity products, as well as fashionable apparel and other lifestyle products. Leveraging our deep understanding of customer needs and preferences, as well as our strong merchandizing capabilities, we have adopted multiple effective sales formats to encourage product purchases on our platform. Our current sales formats consist of curated sales, online shopping mall and flash sales. Our Jumei Global sales channel is part of our curated sales format.

For curated sales, we recommend a carefully selected collection of branded products, including beauty products, baby, children and maternity products, light luxury products as well as health supplements, for a limited period of time at attractive prices. Our curated sales format captures online shoppers’ attention through product recommendations and insightful product descriptions, which has helped us build a strong customer base. As part of our curated sales format, we launched our Jumei Global sales channel in September 2014, which offers Chinese consumers convenient access to products sourced at attractive prices directly from overseas, without the need to travel abroad, and allows our consumers to make payments in Renminbi. We also sell a wider selection of branded beauty products through our online shopping mall on a long-term basis to enhance customer stickiness. To further enhance and complement our customer experience with more choices, we provide a limited-time offering of fashionable apparel and other lifestyle products at deep discounts through flash sales.

We have built a large base of highly engaged and loyal customers, as well as a wide variety of well-selected products. Our active customers totaled approximately 10.5 million, 13.3 million and 16.0 million in 2013, 2014 and 2015, respectively. Our suppliers and third-party merchants include brand owners, brand distributors, resellers and certain exclusive product suppliers. We worked with approximately 2,091 suppliers and third-party merchants in 2015.

We have invested substantial resources to build a mobile platform that is dedicated to providing a superior mobile shopping experience. As a result, sales through our mobile platform have grown significantly since its launch in May 2012. In the fourth quarter of 2015, approximately 79.5% of our GMV was generated through our mobile platform.

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

Our net revenues were RMB3.0 billion in 2013, RMB3.9 billion in 2014 and RMB7.3 billion (US$1.1 billion) in 2015. Our net income was RMB156.6 million in 2013, RMB405.4 million in 2014 and RMB134.8 million (US$20.8 million) in 2015. Our net cash provided by operating activities were RMB524.8 million in 2013, RMB422.4 million in 2014 and RMB151.5 million (US$23.4 million) in 2015.

OUR SALES FORMATS

We currently utilize three sales formats: curated sales, online shopping mall and flash sales. The following table summarizes the key features of our three sales formats:

	Curated Sales	Online Shopping Mall	Flash Sales
Products	Branded beauty products, baby, children and maternity products, light luxury products and health supplements	Branded beauty products	Branded apparel and other lifestyle products

Duration	Usually one to three days	Long-term offerings	Usually five days

Breadth of Offering	Selected, focusing on SKUs	Wide	Selected, focusing on brands

Pricing	Attractive price	Attractive price	Deep discount

Our Role	• Select, curate and recommend a carefully selected collection of SKUs each day • Act as principal	• Merchandize a wider selection of products • Act as principal	• Select brands • Act as service provider for third-party merchants

Jumei Global and Curated Sales

We believe the curated sales format embraces value, quality and convenience for our customers and enhances our trendsetting image. We curate and recommend a carefully selected collection of branded products for a limited period of time at attractive prices. Launched in September 2014, our Jumei Global offers Chinese consumers convenient access to products sourced at attractive prices directly from overseas and allows our consumers to make payments in Renminbi. Our Jumei Global currently offers branded beauty products, baby, children and maternity products, light luxury products and health supplements from South Korea, Japan, Taiwan, the United States and a number of European countries. We centralize the customs clearance and domestic fulfillment processes for all products sold through Jumei Global in order to ensure fast product delivery to our customers. Customers may also return unwanted products directly to us within the product return period.

Online Shopping Mall

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

Flash Sales

We offer apparel and other lifestyle products sold by third-party merchants to meet our customers’ growing needs and enhance their shopping experience with more choices. Launched in December 2012, our flash sales format features virtual stores of selected third-party merchants, offering apparel and accessories, footwear, handbags and luggage, as well as home goods and other lifestyle products at deep discounts. Products offered through our flash sales format are directly sold and fulfilled by third-party merchants.

PRODUCT OFFERINGS

Product Categories

The following table illustrates the categories of products we sell on Jumei Global through curated sales format.

Product category	Product description
Cosmetics	Foundation, powder, concealer, makeup remover, eye liner, eye shadow, brow powder, brow pencil, mascara, lip gloss, lipstick and nail polish
Skin care	Facial cleanser, whitening products, sun block, moisturizer, facial mask, eye mask, eye gel, exfoliating scrub, lotion, cream pore cleanser, lip care and toner
Cosmetic applicators	Brush, puff, curler, hair iron and shaver
Fragrance	Perfume and cologne for women and men

Body care	Shampoo, conditioner and body wash
For men	Facial wash, firming lotion, astringent and moisturizer
For baby and children	Lip balm, lotion, shampoo, soap, essence oil, formula milk and diapers
Light luxury products	Bags, shoes, watches
Health supplements	Weight control products and nutritional supplements

The following table illustrates the categories of beauty products we sell through our online shopping mall format:

Product category	Product description
Cosmetics	Foundation, powder, concealer, makeup remover, eye liner, eye shadow, brow powder, brow pencil, mascara, lip gloss, lipstick and nail polish
Skin care	Facial cleanser, whitening products, sun block, moisturizer, facial mask, eye mask, eye gel, exfoliating scrub, lotion, cream pore cleanser, lip care and toner
Cosmetic applicators	Brush, puff, curler, hair iron and shaver
Fragrance	Perfume and cologne for women and men
Body care	Shampoo, conditioner and body wash
For men	Facial wash, firming lotion, astringent and moisturizer
For baby and children	Lip balm, lotion, shampoo, soap, essence oil, formula milk and diapers

We supplement our product offerings with apparel and other lifestyle products through flash sales format as illustrated by the following table:

Product category	Product description
Womenswear	Women’s apparel, featuring a variety of apparel for different age groups, including casual wear, jeans, dresses, outerwear and swimsuits
Footwear	Shoes for women and men designed in a variety of styles, for both casual and formal occasions
Lingerie	Underwear, stockings and pajamas
Handbags and luggage	Purses, satchels, backpacks, duffel bags and luggage
Menswear	Men’s apparel in various styles for different age groups, including casual and smart-casual T-shirts, polo shirts, jackets, pants and underwear
Sportswear and sporting goods	Sports apparel, and sports gear and footwear for tennis, badminton, soccer and swimming
Accessories	Fashion accessories in a variety of styles and materials, including belts, jewelry, watches and glasses complementing apparel for all seasons and types of customers
Home goods and other lifestyle products	Home goods with an extensive selection of home furnishings, including bedding and bath products, home decor, dining and tabletop items, and small household appliances
Miscellaneous	Snacks and health supplements

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

CUSTOMERS

The majority of our active customers are females. The loyalty of our customer base is demonstrated by the repeat purchase rates and growing willingness of our customers to try new products on our internet platform. The numbers of our active customers were approximately 10.5 million in 2013, 13.3 million in 2014 and 16.0 million in 2015. The number of new customers was approximately 8.2 million in 2013, 8.9 million in 2014 and 10.9 million in 2015. Orders placed by our repeat customers accounted for approximately 88.9%, 87.6% and 92.0% of our total orders in 2013, 2014 and 2015, respectively.

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

Our website design offers several user-friendly features that enhance customer experience and convenience:

•	Browsing. Our jumei.com home page arranges our product offerings into segments, namely separate webpages for curated sales of beauty products, baby and maternity products and light luxury products, store fronts of beauty products by brands in our online shopping mall, flash sales of apparel and other lifestyle products and a link to our jumeiglobal.com page. Our websites provide customers with detailed product information, including product specifications, user guides, photographs, peer reviews and ratings.

•	Sales Functionalities. Our jumei.com website allows users to view the popularity of each product and see other users who are viewing the products, and by featuring countdown clocks next to products on our curated sales webpages. Our customers can conveniently share their shopping experiences with us on various social media and networking websites through links prominently set out on our website interface.

•	Product Reviews. To help customers make informed purchasing decisions, we devote a large part of our websites to display recent purchase records for each beauty product to highlight the item’s popularity and encourage previous purchasers to share their feedback. The product descriptions and reviews on our jumei.com website feature detailed statistical analysis and visual aids, including, for example, customer purchase distribution by age group, skin type and zodiac sign. We also provide tools that allow customers to identify suitable products based on their skin type and age group on our jumei.com website. We only allow customers who have made purchases to post reviews on the relevant products, and we incentivize customers by offering them rewards for posting reviews. Our websites allow users to follow other customers who have posted reviews and to receive feeds on the purchase history of such customers.

•	Personalized Services. We offer personalized services to our customers via our account management system by allowing them to customize their payment and delivery preferences. Customers can link their Jumei accounts with other popular social networks and payment platforms in China. To facilitate the ease of the checkout process for our repeat customers, our database keeps track of their preferred delivery address, shipping method and payment option based on information they previously provided. We allow users to subscribe to future curated sales notices via text messages, emails and mobile push notifications. We believe all these features improve the shopping experience of our customers and deepen their loyalty.

Our Mobile Platform

Sales through our mobile platform have grown significantly since its launch in May 2012. Approximately 79.5% of our GMV was generated from our mobile platform in the fourth quarter of 2015.

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

OUR SUPPLIERS AND THIRD-PARTY MERCHANTS

Our suppliers and third-party merchants include brand owners, brand distributors, resellers and exclusive product suppliers. In 2013, 2014 and 2015, we worked with approximately 1,700, 2,400 and 2,091 suppliers and third-party merchants, respectively.

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

Quality control. In addition to our product selection process, we believe we have one of the most stringent quality assurance and control procedures in the e-commerce industry for products delivered through our logistics network. In July 2013, the Authentic Beauty Products Alliance, or the Alliance, an online organization that aims to call on the whole beauty product industry to commit to authentication and provide only authentic products to consumers, was launched. We were one of the founding organizers of the Alliance, whose organizers also include China Quality Long March (质量万里行), one of the most influential nationwide not-for-profit organizations focusing on product quality in China. The Alliance invites our beauty product suppliers to become members, whereby they agree to place stickers containing unique authentication pin numbers on their products sold through us. Customers may then peel the sticker to reveal authentication pin numbers and validate the product authenticity through the Alliance website or websites of the participating brands. The Alliance had 168 members as of December 31, 2015. A significant portion of our beauty products are sold with verifiable authentication pin numbers.

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

Products offered through our Jumei Global are examined by the relevant government authorities at customs. We use our best efforts to cooperate with the authorities and facilitate these examinations, including the provision of required documentations and samples.

Inventory management. For curated sales (other than Jumei Global) or for our online shopping mall, we either pay in advance for the products that we purchase from our suppliers, or settle payment upon receipt of such products. Most of our suppliers of beauty products grant us a credit term of 30 days. For beauty products sold through Jumei Global, we have gradually moved from advanced payments to settlement upon receipt in 2015. For selected suppliers, we only have to settle payment after such products are sold to our customers.

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

Logistics Network and Warehouse Management System. Our logistics network consists of regional logistics centers strategically located in Tianjin and Shenyang in Northern China, Chengdu in Western China, Guangzhou in Southern China, Kunshan, Hangzhou, Ningbo and Suzhou in Eastern China and Zhengzhou in Central China. Globally, we also have logistics centers located in Hong Kong.

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

We leverage our large-scale operations and reputation to obtain favorable contractual terms from third-party delivery companies. To reduce the risk of reliance on any single delivery company, we typically contract with two or more regional delivery companies in each major city. We regularly monitor and review the delivery companies’ performance and their compliance with our contractual terms. For our cash on delivery payment option, we typically require the delivery companies to pay deposits or provide payment guarantees before providing services to us. We typically negotiate and enter into logistics agreements every two years.

CUSTOMER SERVICE

Customers can access our sales and after-sales service hotlines and online representatives 24 hours a day, 7 days a week. Our customer service centers, located in Beijing and Chengdu, had 654 customer service representatives as of December 31, 2015. We train our customer service representatives to answer customer inquiries and proactively educate potential customers about our products and promptly resolve customer complaints. Each representative is required to complete mandatory training, conducted by experienced managers on product knowledge, complaint handling and communication skills.

For beauty products, we generally offer a 30-day product return policy for curated sales and online shopping mall, and a seven-day product return policy for Jumei Global, in both cases generally even if the products have been used or are no longer in their original packaging or original condition. For our apparel and other lifestyle products, our third-party merchants offer a seven-day product return policy, as long as the products are unwashed, undamaged, in their original condition and can be resold. For our merchandised baby and maternity products, we generally grant product return only in cases of quality issues. For other baby and maternity products, the suppliers usually have a 7-day return policy for any unopened products or ad hoc product return in case of quality issues. For light luxury products other than underwear, watches and jewels, we generally have a 7-day return policy for unopened products. Customers in cities where the payment option of cash on delivery is available can open the packaging and inspect the products ordered upon delivery and refuse acceptance should they be dissatisfied.

Once a customer submits a return application request online, our customer service representatives will review and process the request or contact the customer by e-mail or by phone if there are any questions relating to the request. Upon receipt of the returned product, we credit the customer’s Jumei member or payment account with the purchase price. We provide a shipping allowance of up to RMB15 for our merchandized products and up to RMB10 for other products sold through our internet platform.

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

INTELLECTUAL PROPERTY

We regard our trademarks, software copyrights, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark, copyright and trade secret protection laws in the PRC, as well as confidentiality procedures and contractual provisions with our employees, service providers, suppliers, third-party merchants and others to protect our proprietary rights. As of December 31, 2015, we owned 246 registered trademarks, copyrights to 32 software programs developed by us relating to various aspects of our operations, and 48 registered domain names, including jumei.com and jumeiglobal.com.

COMPETITION

The retail market of beauty products in China is fragmented and highly competitive. We face competition from traditional beauty products retailers, such as Watsons and Sephora, and online beauty products retailers, as well as e-commerce platform companies, such as Alibaba Group, which operates Taobao.com and Tmall.com, AmazonChina, which operates Amazon.cn, JD.com, Inc., which operates JD.com, and E-Commerce China Dangdang Inc., which operates Dangdang.com, and Vipshop Holdings Limited, which operates VIP.com and Lefeng.

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

INSURANCE

We maintain certain insurance policies to safeguard against risks and unexpected events. We have purchased property insurance covering our inventory in our logistics centers and certain fixed assets such as equipment, furniture and office facilities. We do not maintain cargo transportation insurance, although we may request courier companies to purchase insurance covering our products in our agreements with them. We purchased third-party liability insurance covering our merchandise sales products against claims from consumers in relation to alleged defects in product quality. For certain of our logistics staff, we purchased personal injury insurance.

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

Establishment of wholly foreign-owned enterprises is generally permitted in encouraged industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. For example, pursuant to the latest Catalog that was amended in 2015 and became effective in April 10, 2015, the online sale of commodities is in the permitted category and the establishment of foreign-invested enterprises (including wholly foreign-owned enterprises) is subject to certain governmental approvals; and the provision of value-added telecommunications services falls in the restricted category and the percentage of foreign ownership generally cannot exceed 50% (except for the e-commerce business). Under the Catalog, “e-commerce business” is an exception to the above 50% restriction on foreign investment on the value-added telecommunication services. However, the Catalog does not define the “e-commerce business”, and its interpretation and enforcement involve significant uncertainties. Although according to the Notice on Lifting the Restriction to Foreign Shareholding Percentage in Online Data Processing and Transaction Processing Business (Operational E-commerce) promulgated by the MIIT on June 19, 2015, foreign investors are allowed to hold up to 100% of all equity interests in the online data processing and transaction processing business (operation e-commerce) in China, other requirements provided by the Foreign Investment Telecommunications Rules (such as the track record and experience requirement for a major foreign investor) shall still apply. It is unclear how this notice will be implemented and there exist high uncertainties with respect to its interpretation and implementation by authorities. Therefore, we cannot assure you that whether our online retail business and distribution of online information falls into the “e-commerce business” and thus, whether we are permitted to conduct our value-added telecommunication services in the PRC through our subsidiaries in which foreign investors own more than 50% of equity interests.

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

Food Distribution Permit / Food Business Operation Permit. China has adopted a licensing system for food supply operations under the Food Safety Law and its implementation rules. Entities or individuals that intend to engage in food production, food distribution or food service businesses must obtain licenses or permits for such businesses. Pursuant to the Administrative Measures on Food Distribution Permits issued by the State Administration of Industry and Commerce, in July 2009, an enterprise needs to obtain a Food Distribution Permit from a local branch of the State Administration of Industry and Commerce to engage in the food distribution business. Pursuant to the newly revised Food Safety Law, State Food and Drug Administration issued the Administrative Measures for the Licensing of Food Business Operations in August 2015, which superseded Administrative Measures on Food Distribution Permits and came into effect on October 1, 2015. Under Administrative Measures for the Licensing of Food Business Operations, Food Business Operation Permits replaces Food Distribution Permit as license for food distribution or food service businesses. The Food Distribution Permits obtained before October 1, 2015 remain effective until expiration of the effective terms. Furthermore, if enterprises engage in the distribution of nutritional supplements, a Hygiene Permit for Nutritional Supplements is required pursuant to Nutritional Supplements Regulations promulgated by Ministry of Health of the PRC, whose authority to supervise cosmetic products was taken over by the State Food and Drug Administration in 2008. We sell food and nutritional supplements through our website. Reemake Media, our consolidated VIE, has obtained a Food Distribution Permit and a Hygiene Permit for Nutritional Supplements.

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

In relation to cross-border e-commerce trade, such as Jumei Global, the General Administration of Customs has promulgated the Announcement on the Regulatory Issues concerning the Inbound and Outbound Cargos and Items under Cross-border E-commerce Trade, or Customs Circular No. 56, which took effect on August 1, 2014. Under the Customs Circular No. 56, e-commerce enterprises shall make record filing with the local customs bureau and the e-commerce transactions shall be conducted on the platforms that are approved by the customs and are connected to customs networks. For each item that is sold to the PRC customers under cross-border e-commerce, e-commerce enterprises shall submit separate information about orders, payment and logistics to the customs bureau before making customs declaration and shall report the cargo list and import and export goods declaration form to the customs bureau on a monthly basis. Currently, we set up our cross-border e-commerce center in Zhengzhou Free Trade Zone and our e-commerce platform is connected to Zhengzhou customs bureau.

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

Trademark. The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of State Administration of Industry and Commerce is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. As of December 31, 2015, we owned 246 registered trademarks in different applicable trademark categories and were in the process of applying to register 42 trademarks in China.

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

In order to further implement the Computer Software Protection Regulations promulgated by the State Council in December 2001, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures in February 2002, which apply to software copyright registration, license contract registration and transfer contract registration. We have registered 32 computer software copyrights in China as of December 31, 2015.

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

The PRC Enterprise Income Tax Law and its implementation rules permit certain “high and new technology enterprise strongly supported by the state” that hold independent ownership of core intellectual property and meet statutory criteria, to enjoy a reduced 15% enterprise income tax rate. In April 2008, the State Administration of Taxation, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises specifying the criteria and procedures for the certification of HNTEs. In January 2016, the amended Administrative Rules for the Certification of High and New Technology Enterprises were jointly issued by State Administration of Taxation, the Ministry of Science and Technology and the Ministry of Finance and replaced the 2008 version, but the material criteria of HNTEs remain unchanged. Reemake Media, our consolidated VIE, obtained its HNTE certificate in September 2015 with a valid period of three years. Tianjin Cyril Information Technology Co., Ltd., or Tianjin Cyril, one of our PRC Subsidiaries, obtained its HNTE certificate in October 2014 with a valid period of three years. Therefore, Tianjin Cyril is eligible to enjoy a preferential tax rate of 15% from 2014 through 2016, as long as it maintains the HNTE qualification and obtains approval from the relevant tax authority.

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

Import Tax. Consumer goods imported through cross-border e-commerce platforms shall be classified as “personal baggage or postal articles” pursuant to Notice on Pilot Bonded Area Import Pattern of Cross-Border Trade E-Commerce Services, which was issued by PRC General Administration of Customs on March 4, 2014. A personal baggage or postal articles tax was levied before the online retailors could deliver goods to buyers. The personal baggage or postal articles tax shall be exempted if the payable amount is lower than RMB 50. The rate of personal baggage or postal articles tax was respectively 10%, 20%, 30% and 50% for different categories of products imported. Specifically, a 50% rate was applied to cosmetics and a 10% rate was applied to maternity and baby care products. Under this pattern, a quota of RMB 1,000 for each purchase order is imposed on online buyers, otherwise the imported goods shall be classified as normal goods and buyers shall pay the value-added tax, the consumption tax and the tariff instead of a personal baggage or postal articles tax for the imported goods.

Pursuant to the Notice on Tax Policies of Cross-Border E-Commerce Retail Importation issued by PRC Ministry of Finance, General Administration of Customs and State Administration of Taxation on March 24, 2016, which came into effect on April 8, 2016, the pilot bonded area import pattern of cross-border e-commerce will be abolished. The goods imported through cross-border e-commerce platforms will no longer be treated as “personal baggage or postal articles” but normal goods, so the value-added tax and consumption tax will be levied as on normal imported goods but on a 70% basis, and the tariff on those goods will be exempted. Under this new pattern, the quota of RMB 1,000 for each purchase order is raised to RMB 2,000 and a new quota of RMB 20,000 per year for each buyer will be imposed on buyers. For the imported goods within the quota, buyers could enjoy a tax reduction of 30% on the value-added tax and the consumption tax and a reduction of 100% on the tariff.

Pursuant to the Notice on Tax Policies of Cross-Border E-Commerce Retail Importation issued by PRC Ministry of Finance, General Administration of Customs and State Administration of Taxation on March 24, 2016, which came into effect on April 8, 2016, the pilot bonded area import pattern of cross-border e-commerce will be abolished. The goods imported through cross-border e-commerce platforms will no longer be treated as “personal baggage or postal articles” but normal goods, so the value-added tax and consumption tax will be levied as on normal imported goods but on a 70% basis, and the tariff on those goods will be exempted. Normally, a 17% value-added tax will be levied on most products sold on our platform and a 30% consumption tax will be levied on cosmetics and perfumes without tax preference under the new pattern, while no consumption tax will be levied on skin care products, maternity and baby care products. Under this new pattern, the quota of RMB 1,000 for each purchase order is raised to RMB 2,000 and a new quota of RMB 20,000 per year for each buyer will be imposed on buyers. For the imported goods within the quota, buyers could enjoy a tax reduction of 30% on the value-added tax and the consumption tax and a reduction of 100% on the tariff. Furthermore, the new pattern only applies to goods listed within the scope of the Cross-Border E-Commerce Retail Importation Goods Inventory, or the Inventory, and thus goods beyond the scope of this Inventory will not have a tax code and may be prohibited from selling on the cross-border e-commerce platforms. Ministry of Finance, National Development and Reform Commission, Ministry of Industry and Information Technology, State Administration of Taxation, General Administration of Customs and other relevant authorities have jointed issued the Cross-Border E-Commerce Retail Importation Goods Inventory and the Cross-Border E-Commerce Retail Importation Goods Inventory (Second Batch) separately on April 6, 2016 and April 15, 2016. The Inventory may be updated from time to time. Specifically, cosmetics imported for the first time, nutrition supplements and other special food products required to be registered with the State Food and Drug Administration are excluded from the scope of the Inventory. We are prohibited from selling the cosmetics imported for the first time on our platform and we are also prohibited from selling nutrition supplements and other special food products before required registration certificates for these products have been legitimately obtained. However, pursuant to a transition policy issued by the General Administration of Customs, the goods which have been imported to or in transit to the bonded areas and special regulated areas of customs before April 8, 2016, can still be sold on the cross-border e-commerce platforms, even if these goods are not listed on the Inventory.

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

In August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular No. 142, regulating the conversion by a foreign-invested enterprise of foreign currency–registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular No. 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. To satisfy and facilitate the business and capital operations of foreign invested enterprises in the PRC, on July 15, 2014, SAFE issued a SAFE Circular 36 which launched the pilot reform of administration regarding conversion of foreign currency registered capitals of foreign-invested enterprises in 16 pilot areas. According to the SAFE Circular 36, an ordinary foreign-invested enterprise with a business scope containing “investment” in the pilot areas is permitted to use Renminbi converted from its foreign-currency registered capital to make equity investments in the PRC, subject to certain registration and settlement procedure as set forth in the SAFE Circular 36. On April 8, 2015, SAFE released the Notice on the Reform of the Management Method for the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19, which came into force and superseded SAFE Circular No. 142 and SAFE Circular 36 from June 1, 2015. SAFE Circular 19 has made certain adjustments to some regulatory requirements on the settlement of foreign currency capital of foreign-invested enterprises, and some foreign exchange restrictions under SAFE Circular No. 142 has been lifted. For example, the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise can be used for equity investments in the PRC but cannot be used to provide entrusted loans or repay loans between non-financial enterprises. Nevertheless, Circular 19 also reiterates the principle that Renminbi converted from foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Since Circular 19 was only recently promulgated, there are uncertainties on how it will be interpreted and implemented in practice.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses account, foreign exchange capital account, guarantee account, the reinvestment of RMB proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible before. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. On February 28, 2015, SAFE released SAFE Circular 13, which came into effect on June 1, 2015. According to this notice, local banks will examine and handle foreign exchange registrations for direct investment by foreign investors in the PRC.

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

The following diagram illustrates our corporate structure, including our significant subsidiaries and consolidated VIEs and their subsidiaries, as of the date of this annual report:

(1)	Leo Ou Chen, Yusen Dai and Hui Liu hold 82.30%, 8.85% and 8.85% equity interests in Reemake Media, respectively.

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

Shareholders’ voting rights agreements, exclusive consulting and service agreements, exclusive purchase option agreements and equity pledge agreements, substantially the same as those described above, were also entered into with respect to our other consolidated VIEs.

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

We are headquartered in Beijing and have leased an aggregate of approximately 16 thousand square meters of office, physical stores and customer service center space in Beijing. As of December 31, 2015, we also have leased an aggregate of approximately 183 thousand square meters in office, logistics center and/or customer service space in Tianjin, Zhengzhou, Kunshan, Chengdu, Guangzhou, Shenyang, Hangzhou, Ningbo, Suzhou, Shenzhen and Hong Kong. We lease most of our premises under operating lease agreements from independent third parties. A summary of our leased properties as of December 31, 2015 is shown below:

Location	Space (in thousands of square meters)	Use	Lease Term (years)
Beijing	16	Office space, physical stores and customer service center	One to five
Tianjin	27	Logistics center and office	One to two
Zhengzhou	35	Logistics center	Two
Kunshan	19	Logistics center	Three
Chengdu	17	Office, logistics center and customer service center	Three to five
Guangzhou	12	Logistics center	One to three
Shenyang	11	Logistics center	Two
Hangzhou	10	Logistics center	One
Ningbo	13	Logistics center	One to two
Suzhou	24	Logistics center	One to two
Shenzhen	13	Logistics center	One
Hong Kong	2	Logistics center	Two

We typically enter into leasing agreements that are renewable every one to three years. We believe our existing facilities are sufficient for our near term needs.

On January 29, 2016, we acquired land use rights with RMB81.6 million (US$12.6 million) for 169,456 square meters of warehouse land in Suzhou.

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

The following table summarizes the key features of our two revenue streams:

Revenue Stream
	Merchandise Sales	Marketplace Services
Products	Beauty products, baby, children and maternity products, light luxury products and health supplements	Apparel and other lifestyle products
Sales formats	Curated sales and online shopping mall	Flash sales
Our Role	Act as principal	Act as service provider for third-party merchants

Our net revenues were RMB3.0 billion in 2013, RMB3.9 billion in 2014 and RMB7.3 billion (US$1.1 billion) in 2015. We achieved net income of RMB156.6 million in 2013, RMB405.4 million in 2014 and RMB134.8 million (US$20.8 million) in 2015. Our net cash provided by operating activities were RMB524.8 million in 2013, RMB422.4 million in 2014 and RMB151.5 million (US$23.4 million) in 2015.

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

Net revenues

We generate net revenues from merchandise sales and marketplace services. Merchandise sales revenues are generated when we act as principal for the direct sale of beauty products to customers through our internet platform. Merchandise sales revenues are recorded on a gross basis, net of surcharges and taxes. Marketplace service revenues are generated when we act as a service provider to third-party merchants and charge them fees for the sale of apparel and other lifestyle products through our internet platform. We historically offered certain beauty products through third-party merchants and generated marketplace service revenues from such third-party merchants. In the third quarter of 2014, we began the process of terminating our marketplace beauty product sales and shifting our marketplace beauty product sales to our merchandise sales. We have substantially completed the termination of our marketplace beauty product sales. We historically provided fulfillment services to third-party merchants who sold beauty products through our internet platform and charged such third-party merchants for such services.

The following table sets forth the principal components of our net revenues by amounts and percentages of our total net revenues for the periods presented:

	Year Ended December 31,
	2013		2014		2015
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues
Merchandise sales	2,556,139	85.5%	3,355,914	86.3%	7,113,278	1,098,101	96.9%
Marketplace services	434,977	14.5%	531,617	13.7%	229,681	35,457	3.1%
Total net revenues	2,991,116	100.0%	3,887,531	100.0%	7,342,959	1,133,558	100.0%

We monitor and strive to improve the following key business metrics to generate higher net revenues:

•	Total number of active customers. We define active customers for a given period as customers who have purchased products offered by us or by our third-party merchants at least once during that period. The numbers of our active customers were approximately 10.5 million in 2013, 13.3 million in 2014 and 16.0 million in 2015.

•	Total number of orders. The total numbers of orders were approximately 36.0 million in 2013, 42.6 million in 2014 and 73.2 million in 2015.

•	Net GMV. We define net GMV as the sum of (i) net revenues generated from merchandise sales, and (ii) net revenues generated from marketplace services and adding back corresponding payables to our third-party merchants. Our net GMV was RMB506.6 million in 2013, RMB6.6 billion in 2014 and RMB8.9 billion (US$1.4 billion) in 2015.

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

Marketing expenses. Marketing expenses consist primarily of advertising expenses, promotion expenses, and payroll and related expenses for personnel engaged in marketing. Advertising expenses, which are primarily spent on online and offline advertising, are expensed when the relevant services are received. Advertising expenses totaled RMB310.7 million, RMB463.1 million and RMB599.7 million (US$92.6 million) in 2013, 2014 and 2015, respectively. As we enhance our brand awareness and expand our market share by engaging in additional brand promotional activities, we expect our marketing expenses to increase in the foreseeable future.

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

In April 2008, the State Administration of Taxation, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises specifying the criteria and procedures for the Certification of High and New Technology Enterprises, or HNTEs. Reemake Media, our consolidated VIE, obtained its HNTE certificate in September 2015 with a valid period of three years. Reemake Media is in the process of renewing its HNTE certificate. Tianjin Cyril Information Technology Co., Ltd., or Tianjin Cyril, one of our PRC Subsidiaries, obtained its HNTE certificate in October 2014 with a valid period of three years. Therefore, Tianjin Cyril is eligible to enjoy a preferential tax rate of 15% from 2014 through 2016, as long as it maintains the HNTE qualification and obtains approval from the relevant tax authority.

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

Change in PRC regulation of import tax on consumer goods imported through cross-border e-commerce platforms could also have a significant impact on our operating results. For instance, under the new pattern of cross-border e-commerce which came into effect on April 8, 2016, our sale tax would increase, which would decrease our gross margin. In addition, under the new pattern, we are prohibited from selling the cosmetics imported for the first time on our platform and we are also prohibited from selling nutrition supplements and other special food products before required registration certificates for these products have been legitimately obtained. Before we obtain the required registration certificates for these products, our sales of these products could be negatively impacted during the interim periods. See “Item 3. Key Information – D. Risk Factors—Risks Related to Doing Business in China— The Change of PRC regulation of import tax on consumer goods imported through cross-border e-commerce platforms could adversely affect our financial condition and results of operations.”

Internal Control Over Financial Reporting

We are subject to the reporting obligations under U.S. securities laws. Section 404 of the Sarbanes-Oxley Act of 2002 and related rules require public companies to include a report of management on their internal control over financial reporting in their annual reports. This report must contain an assessment by management of the effectiveness of a public company’s internal control over financial reporting. In addition, an independent registered public accounting firm for a public company must attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting.

As a result of management’s evaluation of our internal control over financial reporting, the following material weaknesses in our internal control over financial reporting were identified as of December 31, 2015.

(i) We did not have sufficient resources with an appropriate level of knowledge and experience to prepare financial statements with proper disclosures in accordance with U.S. GAAP. As a result, the financial statements were not prepared properly and adequately.

(ii) We did not have resources with an appropriate level of knowledge and experience in U.S. GAAP and controls over financial reporting to properly account for significant complex transactions under U.S. GAAP and properly address impact of these transactions on controls over financial reporting. As a result, several significant complex transactions were not accounted for properly and the impact of one transaction on controls over financial reporting was not addressed properly.

The material weaknesses described above may result in misstatement of our consolidated financial statements that would result in a material misstatement to our quarterly or annual consolidated financial statements that would not be prevented or detected. As a result of the material weaknesses, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2015.

Our management has been engaged in, and continues to be engaged in making necessary changes and improvements to the overall design of its control environment to address the material weaknesses in internal control over financial reporting and the ineffectiveness of our disclosure controls and procedures described above.

To remediate the material weaknesses described above with respect to controls over the period-end financial statement reporting and controls over significant complex transactions, we plan to continue to: (1) retain additional accounting personnel with appropriate knowledge and experience; (2) provide more comprehensive training on knowledge of U.S. GAAP and controls over financial reporting to our accounting team and other relevant personnel; (3) enhance our accounting manual to provide our accounting team with more comprehensive guidelines on the accounting policies under U.S. GAAP and SEC rules and requirements; (4) continue to engage an external consultant to review the accounting and disclosures of our significant complex transactions and related impact on controls over financial reporting; and (5) continue to review and improve key controls over financial reporting. We plan to continue to assess our standardized processes to further enhance the effectiveness of our financial review, including the analysis and monitoring of financial information in a consistent and thorough manner.

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

Revenue Recognition

Revenue comes primarily from merchandise sales and marketplace services. We generate revenues from merchandise sales when we act as principal for the direct sales of beauty products to customers. We generate revenues from marketplace services when we act as the service provider for other vendors and charges third-party merchant fees for the sales of their products, which include beauty products, apparel and other life style products. We collect cash from customers before or upon deliveries of products mainly through banks, third party online payment platforms or delivery companies. Cash collected from customers before product delivery is recognized as advances from customers first and then recognized as revenue upon deliveries and acceptances by customers.

Revenues from merchandise sales and marketplace services are recognized when the following four criteria are met:

(i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the selling price is fixed or determinable; and (iv) collectability is reasonably assured.

We recognize merchandise sales revenues upon acceptance of delivery of products by customers. Marketplace service revenues primarily consist of fees charged to third-party merchants for selling their products through our internet platform and fees for providing fulfillment services. We recognize marketplace service revenues upon acceptances of deliveries by customers for sales that we provide fulfillment services or upon shipping by third party merchants for sales for which we do not provide fulfillment services. For customer orders and cash collected from customers before delivery, we account for it in advance from customers.

We consider several factors in determining whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as service fees. Generally, when we are the primary obligor in a transaction, is subject to substantial inventory risk, and has latitude in establishing prices, revenues are recorded at the gross sales price. If we do not have substantial inventory risk or latitude in establishing prices and amounts earned are determined using a predetermined service rate, we record the net amounts as marketplace service fees earned.

Sales allowances, which reduce revenues, are estimated using management’s best estimate based on historical experience. Revenues are recorded net of value-added taxes, business taxes and surcharges.

Loans receivable

The Company's loans receivable consist of entrusted loans and Convertible Loan. Entrusted loans is carried at amortized cost. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable.

Convertible Loan that is not within the scope of ASC 320 “Investments - debt and equity securities” is accounted for under ASC 310 “Receivables”. The initial investment amount was first allocated, based on their fair value, to any free standing instrument purchased together with the Convertible Loan, and any embedded features requiring separate recognition under ASC 815 “Derivatives and hedging”. Embedded features are required to be separately recognized as derivatives when they meet all the three criteria under ASC 815-15-25-1. The remaining investment amount was recognized as the Convertible Loan, and was subsequently carried at amortized cost.

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

Investment security

We invest in marketable equity security to meet business objectives. In accordance with ASC No. 320, “Investment Debt and Equity Securities” this marketable security is stated at fair value, classified and accounted for as available-for-sale securities in investment security. The treatment of a decline in the fair value of an individual security is based on whether the decline is other-than-temporary. We assess its available-for-sale securities for other-than-temporary impairment by considering factors including, but not limited to, its ability and intent to hold the individual security, severity of the impairment, expected duration of the impairment and forecasted recovery of fair value. Investments classified as available-for-sale securities are reported at fair value with unrealized gains or losses, if any, recorded in accumulated other comprehensive income in shareholders’ equity. If we determine a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss charged in the consolidated statement of comprehensive income. We reviewed the stock price of the investment security and noted recovery of stock price in the subsequent period of 2016. Therefore, we concluded that the decline in value of the investment security at December 31, 2015 was temporary.

Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than we had originally estimated. When these events occur, we evaluate the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying value of the asset, we recognize an impairment loss based on the excess of the carrying value of the assets over its fair value. No impairment charge was recognized for the years ended December 31, 2013, 2014, and 2015.

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

We adopted the 2011 plan in March 2011. The maximum number of ordinary shares in respect of which share awards may be granted under the 2011 plan is 10,401,229. The 2011 plan will terminate automatically 10 years after its adoption, unless terminated earlier by our board’s approval. As of February 28, 2016, options to purchase 5,546,983 ordinary shares have been granted and outstanding under the 2011 plan, excluding awards that were forfeited or cancelled after the relevant grant dates.

We adopted the 2014 plan in April 2014. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 plan is 6,300,000 Class A ordinary shares initially. The number of shares reserved for future issuances under the 2014 plan will be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, or such lesser number of Class A ordinary shares as determined by our board of directors, on the first day of each calendar year during the term of the 2014 plan beginning in 2015. Unless terminated earlier, the 2014 plan will terminate automatically in 2024. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 plan is 8,499,519 Class A ordinary shares as of February 28, 2016. As of February 28, 2016, 339,247 restricted share units have been granted under the 2014 plan.

A summary of our share option activities through February 28, 2016 is presented below (share and per share information is presented to give retroactive effect to the share splits that we have conducted so far).

	Number of Options Granted	Exercise Price	Fair Value of the Options as of the Grant Date	Fair Value of the Underlying Ordinary Shares as of the Grant Date	Intrinsic Value as of the Grant Date
		US$	US$	US$	US$
May 9, 2011	3,640,000	0.00	0.09	0.09	0.09
May 9, 2011	832,000	0.25	0.03	0.09	—
February 23, 2012	250,000	1.08	0.36	0.80	—
September 23, 2012	950,000	1.08	1.98	2.83	1.75
April 8, 2013	500,000	1.08	5.67	6.66	5.58
April 18, 2013	517,500	1.08	5.65	6.66	5.58
May 1, 2013	500,000	1.08	5.66	6.66	5.58
July 1, 2013	50,000	1.08	6.91	7.91	6.83
August 1, 2013	870,000	1.08	6.92	7.91	6.83
December 31, 2013	250,000	1.20	12.41	13.52	12.32
December 31, 2013	150,000	1.08	12.75	13.52	12.44
April 1, 2014	500,000	15.00	10.68	20.02	5.02
March 31, 2015	145,000	15.00	7.70	15.82	0.82
March 31, 2015	600,000	15.00	8.14	15.82	0.82

We estimated the fair value of share options using the binomial option-pricing model with the assistance of an independent valuation firm. The fair value of each option grant up to March 31, 2015 is estimated on the date of grant or date of repurchase with the following assumptions.

	May 9, 2011	May 9, 2011	February 23, 2012	September 23, 2012	April 8, 2013	April 18, 2013	May 1, 2013	July 1, 2013	August 1, 2013	December 31, 2013	April 1, 2014	March 31, 2015
Risk-free interest rates (%)(1)	3.42%	3.42%	3.21%	2.55%	2.33%	2.24%	2.20%	3.13%	2.92%	3.07%	3.35%	2.52%
Exercise multiples(2)	2.8	2	2.8	2.8	2.8	2	2.8	2	2.8	2.8	2.2	2.2
Expected dividend yield(3)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Expected volatility (%)(4)	54%	54%	47%	45%	44%	44%	44%	43%	43%	43%	43%	46%
Fair market value of ordinary shares (US$)	0.09	0.09	0.80	2.83	6.66	6.66	6.66	7.91	7.91	13.52	20.02	15.82

Notes:

(1)	We estimated risk-free interest rate based on the yield to maturity of U.S. dollar denominated Chinese Government bonds with a maturity similar to the expected expiry of the term.

(2)	The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised, based on a consideration of research study regarding exercise pattern based on historical statistical data.

(3)	We have never declared or paid any cash dividends on our capital stock, and we do not anticipate any dividend payments on our ordinary shares in the foreseeable future.

(4)	We estimated expected volatility based on the annualized standard deviation of the daily return embedded in historical share prices of comparable companies with a time horizon close to the expected expiry of the term.

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

Fair Value of Our Ordinary Shares

Prior to our initial public offering, we were a private company with no quoted market prices for our ordinary shares. We had therefore needed to make estimates of the fair value of our ordinary shares at various dates for the purposes of (a) determining the fair value of our ordinary shares at the date of issuance of convertible instruments as one of the inputs into determining the intrinsic value of the beneficial conversion feature, if any; (b) determining the fair value of our ordinary shares at the date of the grant of a share-based compensation award to our employees as one of the inputs into determining the grant date fair value of the award; (c) determining the fair value of preferred shares and ordinary shares at the respective issuance dates; (d) the grant of options in conjunction with a business acquisition; and (e) transfer of ordinary shares between existing shareholders.

The following table sets forth the fair value of our ordinary shares estimated at different times with the assistance from an independent valuation firm.

Date	Fair Value Per Share (US$)	DLOM	Discount Rate	Type of Valuation	Purpose of the Valuations
January 16, 2011	0.09	30%	32.00%	Retroactive	(d)
April 08, 2011	0.09	30%	30.00%	Retroactive	(a), (b),(c)
November 18, 2011	0.66	25%	30.00%	Retroactive	(a), (b),(c)
February 23, 2012	0.80	25%	28.00%	Retroactive	(a), (b)
September 23, 2012	2.83	20%	25.00%	Retroactive	(a), (b)
April 18, 2013	6.66	15%	20.00%	Contemporaneous	(a), (b)
August 01, 2013	7.91	10%	19.00%	Contemporaneous	(a), (b)
October 28, 2013	12.20	10%	19.00%	Contemporaneous	(e)
November 20, 2013	12.83	10%	18.50%	Contemporaneous	(e)
December 31, 2013	13.52	10%	18.00%	Contemporaneous	(a), (b)
April 1, 2014	20.02	5%	17.00%	Contemporaneous	(a), (b)
March 31, 2015	15.82	N/A	N/A	N/A	(a), (b)

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

Uncertain tax positions

ASC 740, Tax provision prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining its provision for income taxes. We recognize interests and penalties, if any, under accrued expenses and other current liabilities on our balance sheet and under other expenses in our consolidated statement of comprehensive income. As of December 31, 2014 and 2015, we did not have any material unrecognized uncertain tax positions.

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

Consolidation of Variable Interest Entities

In order to comply with the PRC laws and regulations which prohibit foreign control of companies involved in the value-added telecommunication service businesses, we operate our website in the PRC through Reemake Media, a consolidated VIE of ours. The equity interests of Reemake Media are legally held by certain shareholders of our company, who are PRC individuals. We obtained control over Reemake Media through Beijing Jumei in April 2011 by entering into a series of contractual arrangements with Reemake Media and the PRC individual shareholders of Reemake Media. These Contractual Agreements include Shareholders’ Voting Rights Agreement, Exclusive Consulting and Services Agreement, Exclusive Purchase Option Agreement and Equity Pledge Agreements (“Contractual Agreements”). We obtained control over our other consolidated VIEs through contractual arrangements, substantially the same as those described above.

As a result of these contractual arrangements, we maintain the ability to exercise effective control over our consolidated VIEs and VIE’s subsidiaries, receive substantially all of the economic benefits and have an exclusive option to purchase all or part of the equity interests and assets in our consolidated VIEs and VIE’s subsidiaries when and to the extent permitted by PRC law at a minimum price. We conclude that we are the primary beneficiary of each of our consolidated VIEs and VIE’s subsidiaries. As such, we consolidated the financial results of the VIEs in our consolidated financial statements as required by SEC Regulation SX-3A-02 and ASC subtopic 810-10, Consolidation: Overall. We will reconsider the initial determination of whether a legal entity is a consolidated VIEs upon occurrence of certain events listed in ASC 810-10-35-4. We will also continuously reconsider whether we are the primary beneficiary of our VIEs as facts and circumstances change. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers,” which supersedes the revenue recognition requirements in “Revenue Recognition (Topic 605)”, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. In August 2015, the FASB deferred the effective date of the revenue recognition guidance to reporting periods beginning after December 15, 2017. Early adoption is permitted for reporting periods beginning after December 15, 2016. We are currently evaluating the impact of the adoption on its consolidated financial statements.

In February 2015, the FASB issued ASU 2015-02, “Consolidation (Topic 810) - Amendments to the Consolidation Analysis,” which provides guidance for reporting entities that are required to evaluate whether they should consolidate certain legal entities. In accordance with ASU 2015-02, all legal entities are subject to reevaluation under the revised consolidation model. ASU 2015-02 is effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. Early adoption is permitted. We do not expect the adoption to have a material impact on its consolidated financial statements.

In February 2015, the FASB issued ASU 2015-03 “Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs”, which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this ASU.

For public business entities, the amendments are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early adoption of the amendments is permitted for financial statements that have not been previously issued. We do not expect the adoption to have a material impact on its consolidated financial statements.

In July 2015, the FASB issued ASU 2015-11, “Inventory (Topic 330),” which modifies the accounting for inventory. Under this ASU, the measurement principle for inventory will change from lower of cost or market value to lower of cost and net realizable value. The ASU defines net realizable value as the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The ASU is effective for reporting periods after December 15, 2016, with early adoption permitted. We do not expect the adoption to have a material impact on its consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. ASU 2015-17 simplifies the presentation of deferred income taxes by eliminating the separate classification of deferred income tax liabilities and assets into current and noncurrent amounts in the consolidated balance sheet statement of financial position. The amendments in the update require that all deferred tax liabilities and assets be classified as noncurrent in the consolidated balance sheet. The amendments in this update are effective for fiscal years beginning after December 15, 2016, and interim periods therein and may be applied either prospectively or retrospectively to all periods presented. Early adoption is permitted. We are currently evaluating the impact this new guidance will have on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases. ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2018. Early adoption is permitted. We are currently evaluating the impact this new guidance will have on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting. For employee share-based payment, ASU 2016-09 amendments related to the timing of when excess tax benefits are recognized, minimum statutory withholding requirements, forfeitures, and intrinsic value should be applied using a modified retrospective transition method by means of a cumulative-effect adjustment to equity as of the beginning of the period in which the guidance is adopted.

Amendments related to the presentation of employee taxes paid on the statement of cash flows when an employer withholds shares to meet the minimum statutory withholding requirement should be applied retrospectively.

Amendments requiring recognition of excess tax benefits and tax deficiencies in the income statement and the practical expedient for estimating expected term should be applied prospectively.

An entity may elect to apply the amendments related to the presentation of excess tax benefits on the statement of cash flows using either a prospective transition method or a retrospective transition method.

For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted. We are currently evaluating the impact this new guidance will have on its consolidated financial statements.

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

	For the Year Ended December 31,
	2013		2014		2015
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for share, per share and per ADS data)
Summary Consolidated Statements of Income:
Net revenues:
Merchandise sales	2,556,139	85.5	3,355,914	86.3	7,113,278	1,098,101	96.9
Marketplace services	434,977	14.5	531,617	13.7	229,681	35,457	3.1
Total net revenues	2,991,116	100.0	3,887,531	100.0	7,342,959	1,133,558	100.0
Cost of revenues	(1,754,539)	(58.7)	(2,350,702)	(60.5)	(5,225,669)	(806,704)	(71.2)
Gross profit	1,236,577	41.3	1,536,829	39.5	2,117,290	326,854	28.8
Operating expenses
Fulfillment expenses	(366,795)	(12.3)	(434,691)	(11.2)	(948,954)	(146,493)	(12.9)
Marketing expenses	(322,965)	(10.8)	(499,115)	(12.8)	(655,314)	(101,163)	(8.9)
Technology and content expenses	(62,068)	(2.1)	(135,698)	(3.5)	(169,694)	(26,196)	(2.3)
General and administrative expenses	(246,052)	(8.2)	(102,527)	(2.6)	(191,918)	(29,627)	(2.6)
Total operating expenses	(997,880)	(33.4)	(1,172,031)	(30.1)	(1,965,880)	(303,479)	(26.7)
Income from operations	238,697	7.9	364,798	9.4	151,410	23,375	2.1
Other income/(expenses)
Interest income	5,675	0.2	82,251	2.1	114,123	17,618	1.6
Others, net	771	0.0	56,397	1.5	(59,289)	(9,153)	(0.8)
Income before tax	245,143	8.1	503,446	13.0	206,244	31,840	2.9
Income tax expenses	(88,576)	(3.0)	(98,083)	(2.5)	(71,403)	(11,023)	(1.0)

	For the Year Ended December 31,
	2013		2014		2015
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for share, per share and per ADS data)
Summary Consolidated Statements of Income:
Net income	156,567	5.1	405,363	10.4	134,841	20,817	1.9
Net income attributable to noncontrolling interests	-	-	(222)	(0.0)	(11,925)	(1,841)	(0.2)
Net income attributable to Jumei International Holding Limited	156,567	5.1	405,141	10.4	122,916	18,976	1.7
Accretion to preferred share redemption value	(11,123)	(0.4)	(4,629)	(0.1)	-	-	-
Income allocation to participating Redeemable Preferred Shares	(46,473)	(1.6)	(55,984)	(1.4)	-	-	-
Net income attributable to Jumei’s ordinary shareholders	98,971	3.1	344,528	8.9	122,916	18,976	1.7

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Net revenues. Our net revenues increased by 88.9% from RMB3.9 billion in 2014 to RMB7.3 billion (US$1.1 billion) in 2015, which included RMB7.1 billion (US$1.1 billion) generated from merchandise sales and RMB229.7 million (US$35.5 million) generated from marketplace services. The increase of RMB3.8 billion in merchandise sales was partially offset by the decrease of RMB301.9 million in marketplace services. The decrease was primarily due to our shift in strategy from marketplace sales to merchandise sales for beauty product that started in September 2014 and the launch of Jumei Global. The increase of net revenues was primarily attributable to the increase in active customers and total orders. The number of our active customers increased from approximately 13.3 million in 2014 to approximately 16.0 million in 2015. The number of our total orders increased significantly from approximately 42.6 million in 2014 to approximately 73.2 million in 2015.

Cost of revenues. Our cost of revenues increased from RMB2.4 billion in 2014 to RMB5.2 billion (US$806.7 million) in 2015, significantly outgrowing the growth in net revenues.

Gross profit. Our gross profit increased by 37.8% from RMB1.5 billion in 2014 to RMB2.1 billion (US$326.9 million) in 2015 but our gross profit as a percentage of net revenues decreased from 39.5% to 28.8% during the same period. Our gross profit as a percentage of our net GMV increased from 23.4% in 2014 to 23.7% in 2015. The lower gross profit margin in 2015 is mainly attributed to shift in strategy from beauty product marketplace sales to merchandise sales that started in September 2014.

Operating expenses. Our operating expenses increased from RMB1.2 billion in 2014 to RMB2.0 billion (US$303.5 million) in 2015 primarily due to our significant business expansion. Our operating expenses as a percentage of our net GMV increased from 17.8% in 2014 to 22.0% in 2015.

•	Fulfillment expenses. Our fulfillment expenses increased from RMB434.7 million in 2014 to RMB949.0 million (US$146.5 million) in 2015. The increase was primarily attributable to the significant increase in the number of orders fulfilled. The number of orders that we fulfilled increased from approximately 32.5 million in 2014 to 64.2 million in 2015. Our fulfillment expenses as a percentage of our net GMV increased from 6.6% in 2014 to 10.6% in 2015, primarily because an increase in fulfilled orders generated by Jumei Global and the shift from marketplace sales to merchandise sales of beauty products. Fulfillment expense for Jumei Global order is generally higher. Most of the marketplace sales orders are not fulfilled.

•	Marketing expenses. Our marketing expenses increased from RMB499.1 million in 2014 to RMB655.3 million (US$101.2 million) in 2015, which was primarily attributable to the increase of RMB136.6 million in advertisement fee on online marketing and brand promotion activities. Our marketing expenses as a percentage of our net GMV was relatively flat from 7.6% in 2014 to 7.3% in 2015.

•	Technology and content expenses. Our technology and content expenses increased from RMB135.7 million in 2014 to RMB169.7 million (US$26.2 million) in 2015. The increase in our technology and content expenses was primarily attributable to the increase of RMB21.6 million in server rental and bandwidth fees. Our technology and content expenses as a percentage of our net GMV was relatively flat from 2.1% in 2014 to 1.9% in 2015.

•	General and administrative expenses. Our general and administrative expenses increased from RMB102.5 million in 2014 to RMB191.9 million (US$29.6 million) in 2015, primarily due to the increase of RMB18.6 million in bad debt expenses and RMB19.7 million in advance to a supplier write off as well as the increase of RMB29.9 million in share-based compensation expenses and staff costs on general and administrative personnel. Our general and administrative personnel increased from 308 as of December 31, 2014 to 403 as of December 31, 2015. Our general and administrative expenses as a percentage of our net GMV increased from 1.6% in 2014 to 2.2% in 2015.

Interest income. Our interest income increased from RMB82.3 million in 2014 to RMB114.1 million (US$17.6 million) in 2015 primarily due to higher bank deposits.

Income tax expense. Our income tax expense decreased from RMB98.1 million in 2014 to RMB71.4 million (US$11.0 million) in 2015 primarily due to a decrease in our taxable income. Our effective tax rate increased from 20% in 2014 to 34.5% in 2015 due to the recognition of valuation allowance on deferred tax asset, as it’s more likely than not that such assets will not be realized in the future.

Net income. As a result of the foregoing, our net income decreased from RMB405.4 million in 2014 to RMB134.8 million (US$20.8 million) in 2015.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Net revenues. Our net revenues increased by 30.0% from RMB3.0 billion in 2013 to RMB3.9 billion in 2014, which included RMB3.4 billion generated from merchandise sales and RMB531.6 million generated from marketplace services. This increase was primarily attributable to the increase in active customers and total orders. The number of our active customers increased significantly from approximately 10.5 million in 2013 to approximately 13.3 million in 2014. The number of our total orders increased from approximately 36.0 million in 2013 to approximately 42.6 million in 2014.

Cost of revenues. Our cost of revenues increased from RMB1.8 billion in 2013 to RMB2.4 billion in 2014, which was in line with the increase in merchandise sales for the same period.

Gross profit. Our gross profit increased by 24.3% from RMB1.2 billion in 2013 to RMB1.5 billion in 2014 and our gross profit as a percentage of net revenues decreased from 41.3% to 39.5% during the same period. Our gross profit as a percentage of our net GMV decreased from 24.5% in 2013 to 23.4% in 2014. The lower gross profit margin in 2014 is mainly attributed to our shift in strategy from beauty product marketplace sales to merchandise sales that started in September 2014.

Operating expenses. Our operating expenses increased from RMB997.9 million in 2013 to RMB1.2 billion in 2014 primarily due to our significant business expansion. Our operating expenses as a percentage of our net GMV decreased from 19.8% in 2013 to 17.8% in 2014, primarily due to the increase in economies of scale and the significant decrease in share-based compensation expense.

•	Fulfillment expenses. Our fulfillment expenses increased from RMB366.8 million in 2013 to RMB434.7 million in 2014. The increase was primarily attributable to the significant increase in the number of orders fulfilled and higher staff compensation and benefits due to headcount increase, and increase in rental expenses in connection with our expanded logistics center facilities. The number of orders that we fulfilled increased from approximately 30.3 million in 2013 to 32.5 million in 2014. Our fulfillment personnel increased from 1,778 as of December 31, 2013 to 2,032 as of December 31, 2014. Our fulfillment expenses as a percentage of our net GMV decreased from 7.3% in 2013 to 6.6% in 2014, primarily because a percentage decrease of fulfilled orders over total orders.

•	Marketing expenses. Our marketing expenses increased from RMB323.0 million in 2013 to RMB499.1 million in 2014, which was primarily attributable to our increased online marketing and brand promotion activities. Our marketing expenses as a percentage of our net GMV increased from 6.4% in 2013 to 7.6% in 2014, primarily due to the higher number of marketing campaigns and brand promotion activities that we launched in 2014.

•	Technology and content expenses. Our technology and content expenses increased from RMB62.1 million in 2013 to RMB135.7 million in 2014. The increase in our technology and content expenses was primarily attributable to higher compensation and benefits for the technology and content staff due to headcount increase, and higher expenses incurred in maintaining our internet platform. Our technology and content personnel increased from 362 as of December 31, 2013 to 773 as of December 31, 2014. Our technology and content expenses as a percentage of our net GMV increased from 1.2% in 2013 to 2.1% in 2014, primarily due to our increased investments in our information technology platform.

•	General and administrative expenses. Our general and administrative expenses decreased from RMB246.1 million in 2013 to RMB102.5 million in 2014, primarily due to the significant decrease in share-based compensation expense, partially offset by higher share-based compensation and higher administrative staff compensation and benefits due to headcount increase. Our share-based compensation expense related to general and administrative expenses decreased from RMB191.1 million in 2013 to RMB14.9 million in 2014. Our general and administrative personnel increased from 283 as of December 31, 2013 to 308 as of December 31, 2014. Our general and administrative expenses as a percentage of our net GMV decreased from 4.9% in 2013 to 1.6% in 2014, primarily due to the decrease in share-based compensation expense.

Interest income. Our interest income increased from RMB5.7 million in 2013 to RMB82.3 million in 2014 primarily due to higher bank deposits resulting from our initial public offering in May 2014.

Income tax expense. Our income tax expense increased from RMB88.6 million in 2013 to RMB98.1 million in 2014 primarily due to an increase in our taxable income. Our effective tax rate decreased from 36% in 2013 to 20% in 2014 due to the decrease in share-based compensation expenses, which were not tax deductible.

Net income. As a result of the foregoing, our net income increased from RMB156.6 million in 2013 to RMB405.4 million in 2014.

B.	Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated by operating activities and the issuance of Class A ordinary shares in our initial public offering and our concurrent private placement in May 2014, as well as of preferred shares in private placements. As of December 31, 2015, our principal sources of liquidity was RMB2.9 billion (US$451.9 million) of cash, cash equivalents and short-term investments. Our cash and cash equivalents represent cash on hand, time deposits and highly liquid investments placed with banks or other financial institutions, which have original maturities of three months or less and are readily convertible to known amounts of cash. Short-term investments comprise of the term deposits as well as highly liquid investments placed with banks with original maturities longer than three months but less than one year. We believe that our current cash and cash equivalents, short-term investments and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the 12 months. We may, however, need additional capital in the future to fund our continued operations.

Although we consolidate the results of our consolidated VIEs, we only have access to the assets or earnings of our consolidated VIEs through our contractual arrangements with them. See “Item 4. Information on the Company – C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

As of December 31, 2015, our subsidiaries in China held cash and cash equivalents and short-term investments in the amount of RMB2.7 billion (US$409.7 million), and our consolidated VIEs and their subsidiaries held cash and cash equivalents and short-term investments in the amount of RMB45.5 million (US$7.0 million), which includes cash reserved to settle payables to our subsidiary in China. We would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiaries in China to our offshore subsidiaries. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balance in China for general corporate purpose.

The following table sets forth a summary of our cash flows for the periods indicated:

	As of December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	524,750	422,444	151,497	23,386
Net cash used in investing activities	(28,753)	(2,575,715)	1,383,691	213,605
Net cash provided by/(used in) financing activities	(5,236)	2,486,702	4,417	684
Effect of exchange rate changes on cash and cash equivalents	110	(512)	12,555	1,938
Net increase in cash and cash equivalents	490,871	332,919	1,552,160	239,613
Cash and cash equivalents at beginning of year	188,337	679,208	1,012,127	156,245
Cash and cash equivalents at end of year	679,208	1,012,127	2,564,287	395,858

Operating Activities

Net cash provided by operating activities amounted to RMB151.5 million (US$23.4 million) in 2015, which was primarily attributable to a net income of RMB134.8 million (US$20.8 million), adjusted for non-cash items of RMB245.6 million (US$37.9 million) and a net decrease of RMB228.9 million (US$35.3 million) in change in working capital. The net decrease in change in working capital was primarily attributable to an increase in inventories of RMB340.0 million, partially offset by an increase in accounts payable of RMB131.6 million.

Net cash provided by operating activities amounted to RMB422.4 million in 2014, which was primarily attributable to a net income of RMB405.4 million, adjusted for non-cash items of RMB74.4 million and a net decrease of RMB57.3 million in change in working capital. The net decrease in change in working capital was primarily attributable to an increase in inventories of RMB429.5 million and an increase in prepayments and other assets of RMB150.7 million, partially offset by an increase in accounts payable of RMB348.8 million. The increases in inventories and accounts payable were primarily due to the rapid expansion of our business operations. The increase in prepayments and other assets was primarily due to the increase in supplier rebate and interest receivable.

Net cash provided by operating activities amounted to RMB524.8 million in 2013, which was primarily attributable to a net income of RMB156.6 million, adjusted for non-cash items of RMB208.8 million and a net increase of RMB159.4 in change in working capital. The net increase in change in working capital was primarily attributable to an increase in accounts payable of RMB298.7 million and an increase in tax payable of RMB73.0 million, which was partially offset by an increase in advance to suppliers of RMB115.6 million, an increase in inventories of RMB109.6 million and a decrease in advance from customers of RMB8.0 million. The increases in accounts payable and inventories were primarily due to the significant increase in the total orders that we fulfilled which was in turn attributable to the rapid expansion of our business operations.

Investing Activities

Net cash provided by investing activities amounted to RMB1.4 billion (US$213.6 million) in 2015, which was primarily attributable to the maturity of RMB5.0 billion of our short term investments, partially offset by our purchase of RMB2.8 billion of short term investments, and the investment of RMB558.0 million in BabyTree and RMB172.6 million in investment security.

Net cash used in investing activities amounted to RMB2.6 billion in 2014, which was primarily attributable to our purchase of short term investments.

Net cash used in investing activities amounted to RMB28.8 million in 2013, which was primarily attributable to our renovation and purchase of equipment for new logistics centers and our newly leased office in Beijing.

Financing Activities

Net cash provided by financing activities amounted to RMB4.4 million (US$0.7 million) in 2015, which was attributable to RMB9.8 million of proceeds from exercises of share options and RMB11.1 million of proceeds from bank loans, partially offset by RMB15.4 million in payback of short-term borrowings.

Net cash provided by financing activities amounted to RMB2.5 billion in 2014, which was attributable to the net proceeds from our initial public offering and our concurrent private placement in May 2014.

Net cash used in financing activities amounted to RMB5.2 million in 2013, which was attributable to the repurchase of vested options.

Capital Expenditures

Our capital expenditures amounted to RMB28.8 million, RMB40.1 million and RMB36.5 million (US$5.6 million) in 2013, 2014 and 2015, respectively. In the past, our capital expenditures were principally used for renovation and purchase of equipment for new logistics centers and our leased office in Beijing, as well as purchases of equipment related to our research and development efforts.

Holding Company Structure

Jumei International Holding Limited is a holding company with no material operations of its own. We conduct our operations primarily through our wholly owned subsidiaries and our consolidated VIEs in China. As a result, our ability to pay dividends depends upon dividends paid by our wholly owned subsidiaries. If our wholly owned subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our wholly owned PRC subsidiaries and our consolidated affiliated entity is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, as of December 31, 2015, we had RMB17.6 million (US$2.7 million) in statutory reserves that are not distributable as cash dividends. We currently plan to reinvest all earnings from our PRC subsidiaries to their business developments and do not plan to request dividend distributions from them.

The exclusive consulting and services agreement entered into among Beijing Jumei, Reemake Media and the shareholders of Reemake Media requires Reemake Media to pay service fees in Renminbi to Beijing Jumei in the manner and amount set forth in such agreement. After paying the applicable withholding taxes and making appropriations for the statutory reserve, the remaining net profits of our PRC subsidiaries would be available for distribution to our offshore companies. As an offshore holding company of our PRC subsidiaries and consolidated VIEs, we may make loans to our PRC subsidiaries and consolidated VIEs. Any loans to our PRC subsidiaries are subject to foreign exchange loan registrations with relevant governmental authorities in China, and loans by us to our VIEs, which are domestic PRC entities, must be registered with the National Development and Reform Commission and must also be registered with SAFE or its local branches. We may also finance our subsidiaries by means of capital contributions. See “Item 3. Key Information – D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

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

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2013, 2014 and 2015 were increases of 2.5%, 1.5% and 1.6%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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

Technology and content development expenses consist primarily of payroll and related costs for employees involved in application development, category expansion, editorial content production on our internet platform and system support expenses, as well as server charges and costs associated with telecommunications. As we continue to expand our technological capabilities to support our anticipated growth and enhance customer experience, we expect our technology and content expenses to continue to increase in absolute amount in the foreseeable future. We incurred RMB62.1 million, RMB135.7 million and RMB169.7 million (US$26.2 million) in technology and content development expenses in 2013, 2014 and 2015, respectively.

Intellectual Property

We regard our trademarks, software copyrights, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark, copyright and trade secret protection laws in the PRC, as well as confidentiality procedures and contractual provisions with our employees, service providers, suppliers, third-party merchants and others to protect our proprietary rights. As of December 31, 2015, we owned 246 registered trademarks, copyrights to 32 software programs developed by us relating to various aspects of our operations, and 48 registered domain names, including jumei.com and jumeiglobal.com.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2015 to December 31, 2015 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

We lease our facilities and offices under non-cancellable operating lease agreements. The rental expenses were RMB37.6 million, RMB70.2 million and RMB70.8 million (US$10.9 million) during the years ended December 31, 2013, 2014 and 2015, respectively.

As of December 31, 2015, future minimum commitment under non-cancelable agreements were as follows:

RMB (in thousand)	Total	2016	2017	2018	2019	2020 and thereafter
Operating lease	94,961	67,569	18,565	5,298	3,334	195

Other than those shown above, we did not have any significant unrecognized uncertain tax positions, capital and other commitments, long-term obligations, or guarantees as of December 31, 2015.

We have not entered into non-cancellable capital expenditure agreement as of December 31, 2015.

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

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. On April 1, 2016, our co-chief financial officers at the time, Ms. Mona Meng Gao and Mr. Yunsheng Zheng, tendered their resignations from their Co-CFO positions, in each case for personal reasons. The resignation of Ms. Gao was effective on April 1, 2016, and the resignation of Mr. Zheng will be effective in June, 2016. As of the date of this annual report, Mr. Zheng serves as our Chief Financial Officer.

Directors and Executive Officers	Age	Position/Title
Leo Ou Chen	33	Founder, Chairman of the Board of Directors and Chief Executive Officer
Yusen Dai	29	Co-Founder, Director and Vice President of Products
Sean Shao	59	Independent director
Zhenquan Ren	43	Independent director
Mang Su	44	Independent director
Adam J. Zhao	48	Independent director
Huipu Liu	37	Senior Vice President
Yunsheng Zheng	43	Chief Financial Officer
Tony Tao Zhou	45	Vice President of Logistics

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

Mr. Sean Shao currently serves as (i) independent director and chairman of the audit committee of: 21Vianet Group, Inc., a leading carrier-neutral internet data center services provider listed on NASD since August 2015; Trina Solar Limited, an integrated solar-power products manufacturer and solar system developer listed on the NYSE since January 2015; Jumei International Holding Ltd., an e-commerce company listed on NYSE since May 2014; LightInTheBox Holdings Co. Ltd., an e-commerce company listed on NYSE since June 2013 and UTStarcom Holdings Corp., a provider of broadband equipment and solutions listed on NASDAQ since October 2012, (ii) independent director and chairman of the audit and compensation committees of China Biologic Products, Inc., a biopharmaceutical company listed on NASDAQ since July 2008, and (iii) independent director and chairman of the nominating committee of Agria Corporation, an agricultural company listed on NYSE since November 2008. He served as the chief financial officer of Trina Solar Limited from 2006 to 2008. In addition, Mr. Shao served from 2004 to 2006 as the chief financial officer of ChinaEdu Corporation, an educational service provider, and of Watchdata Technologies Ltd., a Chinese security software company. Prior to that, Mr. Shao worked at Deloitte Touche Tohmatsu CPA Ltd. for approximately a decade. Mr. Shao received his master’s degree in health care administration from the University of California at Los Angeles in 1988 and his bachelor’s degree in art from East China Normal University in 1982. Mr. Shao is a member of the American Institute of Certified Public Accountants.

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

Ms. Mang Su has served as our independent director since April 2015. Ms. Su currently serves as the president of Trends Media Group, or Trends, a major magazine publisher in China with over 10 titles including Cosmopolitan, Esquire, Harper’s BAZAAR, Trendshome, and Trendshealth. Ms. Su joined Trends in 1994 where she was instrumental in launching and managing Trend’s magazine portfolio. Ms. Su has accumulated extensive media management experience through a career that spans many years and includes a diverse number of roles in editorial, advertising, marketing and distribution positions. Ms. Su launched BAZAAR Charity Night in 2003. Ms. Su graduated from the China Conservatory of Music, and received her EMBA degree from Cheung Kong Graduate School of Business.

Mr. Adam J. Zhao has served as our independent director since March 2016. Mr. Adam J. Zhao has been the chief financial officer and board secretary of PapayaMobile since December 2014. Mr. Zhao is currently an independent director of eLong, Inc., a NASDAQ-listed company. Prior to joining PapayaMobile, Mr. Zhao was the CFO and board secretary of Country Style Cooking Restaurant Chain, a NYSE-listed company, beginning in January 2012. Prior to that, he was the corporate vice president of Ninetowns Internet Technology Group, beginning in August 2007. From 2004 to 2007, he was the CFO of Digital Media Group, which was acquired by VisionChina Media Inc., a NASDAQ-listed company. Mr. Zhao's earlier experiences include investment management positions at New Hope Capital and serving as an investment director at a Hong Kong investment company. Mr. Zhao received his bachelor's degree in economics from Beijing International Study University in 1989 and his MBA from the University of Illinois in Chicago in 2003.

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

Mr. Yunsheng Zheng served as our co-chief financial officer between April 2014 and March 2016, and as our chief financial officer since April 2016, and is in charge of our accounting and financial reporting. Prior to his tenure as our co-chief financial officer, Mr. Zheng served as our vice president of finance since joining us in June 2012. Prior to joining us, he was the head of finance function for the new business initiatives division of Nanjing FullShare Group, a private conglomerate in China, from 2009 to 2010. From 2006 to 2009, he was the chief financial officer of BlueStar SecuTech Inc., and participated in the preparation for its initial public offering on London Stock Exchange in 2007. Prior to that, Mr. Zheng worked at a few accounting firms, including as a senior manager at BDO Reanda, successively for over six years. Mr. Zheng received a master’s degree in management from Stanford University in 2011 and a bachelor’s degree in financial accounting from Renmin University of China in 2001. Mr. Zheng is a certified public accountant in China, a fellow of the Association of Chartered Certified Accountants and a chartered financial analyst.

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

For the fiscal year ended December 31, 2015, we paid an aggregate of RMB5.1 million (US$0.8 million) in cash to our executive officers, and we paid an aggregate of RMB0.3 million (US$50,000) in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

The following table summarizes, as of March 31, 2016, the options and restricted shares units granted under our 2011 plan and 2014 plan to our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Ordinary Shares Underlying Options Awarded		Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Sean Shao	*	(1)	–	September 22, 2014	September 21, 2024
	*	(1)	–	May 16, 2015	May 15, 2025
Huipu Liu	*		1.07692	February 23, 2012	February 28, 2022
	*		1.07692	September 23, 2012	September 30, 2022
	*		1.07692	May 1, 2013	April 30, 2023
	*		15.00	March 31, 2015	April 1, 2025
Yunsheng Zheng	*		1.07692	September 23, 2012	September 30, 2022
	*		15.00	March 31, 2015	April 1, 2025
Tony Tao Zhou	*		1.07692	August 1, 2013	July 31, 2023
	*		15.00	March 31, 2015	April 1, 2025
Zhenquan Ren	*	(1)	–	April 24, 2015	April 23, 2025
Mang Su	*	(1)	–	April 24, 2015	April 23, 2025
Total	2,374,673

*Less than 1% of our total outstanding share capital.

(1)	Restricted share units.

As of March 31, 2016, other individuals as a group hold options to purchase a total of 5,546,983 Class A ordinary shares of our company, with exercise prices ranging from nil to US$15.0 per share, as well as 290,448 restricted shares units of our company.

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

2011 Global Share Plan

In March 2011, our board of directors approved the 2011 plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. On April 8, 2011, our board of directors approved that the maximum aggregate number of our ordinary shares which may be issued pursuant to all awards under the 2011 plan is 10,401,229 shares. As of March 31, 2016, options to purchase 5,546,983 ordinary shares have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

2014 Plan

We adopted the 2014 plan in April 2014. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 plan is 6,300,000 Class A ordinary shares initially. The number of shares reserved for future issuances under the 2014 plan will be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, or such lesser number of Class A ordinary shares as determined by our board of directors, on the first day of each calendar year during the term of the 2014 plan beginning in 2015. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 plan is 8,499,519 Class A ordinary shares as of March 31, 2016. As of March 31, 2016, 339,247 restricted share units have been granted under the 2014 plan.

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

Our board of directors consists of five directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company shall declare the nature of his interest at a meeting of the directors. A general notice given to the directors by any director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to the rules of NYSE and disqualification by the chairman of the relevant board meeting, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. The board may exercise all the powers of our company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. There is no age limit requirement for directors. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

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

Compensation Committee. Our compensation committee consists of Mr. Sean Shao, Mr. Zhenquan Ren and Ms. Mang Su. Mr. Zhenquan Ren is the chairman of our compensation committee. Our board has determined that Mr. Sean Shao, Mr. Zhenquan Ren and Ms. Mang Su satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

As of December 31, 2015, we had 2,869 full-time employees, compared with 876 and 1,448 employees as of December 31, 2013 and 2014, respectively. The following table sets forth the number of our full-time employees categorized by areas of operations as of December 31, 2015:

Function	Number of Employees
Products	354
Business development	186
Administration and management	293
Technology support	324
Logistics and delivery	1,027
Customer service	623
Marketing	61
Total	2,869

In addition to our full-time employees, we used 519 contract workers dispatched to us by staffing agencies as of December 31, 2015. These contract workers are primarily responsible for customer service, logistics and delivery services.

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

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2016 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 146,634,596 ordinary shares outstanding as of March 31, 2016, comprising of 87,829,756 Class A ordinary shares and 58,804,840 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned
	Class A ordinary Shares	Class B ordinary Shares	Total ordinary shares on an as-converted basis	Percentage of total ordinary shares on an as converted basis	% of aggregate voting power †
Directors and Executive Officers:**
Leo Ou Chen (1)	–	50,892,198	50,892,198	34.7	75.3
Yusen Dai (2)	–	7,912,642	7,912,642	5.4	11.7
Sean Shao (3)	*	–	*	*	*
Zhenquan Ren (4)	*	–	*	*	*
Mang Su (5)	*	–	*	*	*
Adam J. Zhao (6)	–	–	–	–	–
Huipu Liu	*	–	*	*	*
Yunsheng Zheng	*	–	*	*	*
Tony Tao Zhou	*	–	*	*	*
All Directors and Executive Officers as a Group	*	58,804,840	59,445,212	40.5	87.1
Principal Shareholders:
Super ROI Global Holding Limited(7)	–	50,892,198	50,892,198	34.7	75.3
Sequoia funds(8)	20,900,000	–	20,900,000	14.3	3.1
Xiaoping Xu (9)	8,909,079	–	8,909,079	6.1	1.3
K2 Partners funds (10)	4,931,384	–	4,931,384	3.4	0.7
Pinnacle High-Tech Limited (11)	–	7,912,642	7,912,642	5.4	11.7

*	Less than 1% of our total outstanding shares.

**	Except for Mr. Sean Shao, Mr. Zhenquan Ren, Ms. Mang Su and Mr. Adam J. Zhao, the business address for our directors and executive officers is 20th Floor, Tower B, Zhonghui Plaza, 11 Dongzhimen South Road, Dongcheng District, Beijing 100007, The People’s Republic of China.

†	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)	Represents 50,892,198 Class B ordinary shares directly held by Super ROI Global Holding Limited, a British Virgin Islands company beneficially owned by Mr. Chen through a trust, as described in footnote (7) below.

(2)	Represents 7,912,642 Class B ordinary shares directly held by Pinnacle High-Tech Limited, a British Virgin Islands company beneficially owned by Mr. Dai through a trust, as described in footnote (11) below.

(3)	The business address of Mr. Shao is 9H-7 Dongsanhuanzhonglu, Fortune Plaza, Tower A, Chao Yang District, Beijing, PRC 100020.

(4)	The business address of Mr. Zhenquan Ren is Room 1505, Building C, Jiaheliyuan, No. A 32 Xiaoyun Road, Chaoyang District, Beijing, PRC 100027.

(5)	The business address of Ms. Mang Su is 21/F, Trends Building, The Place, No. 9 Guanghua Road, Chaoyang District, Beijing, PRC 100020.

(6)	The business address of Mr. Adam J. Zhao is 12nd Floor, Tower B, Qinghua Tongfang Science&Technology Plaza, No.1 Wangzhuang Road, Haidian District, Beijing.

(7)	Represents 50,892,198 Class B ordinary shares directly held by Super ROI Global Holding Limited, a British Virgin Islands company beneficially owned by Mr. Leo Ou Chen through a trust. The registered address of Super ROI Global Holding Limited is P.O. Box 3321, Drake Chambers, Road Town, Tortola, British Virgin Islands.

(8)	The number of ordinary shares beneficially owned is as of December 31, 2015, as reported in a Schedule 13D filed by Sequoia Capital China II LP on February 26, 2016, and consists of (i) 17,516,290 Class A ordinary shares directly held by Sequoia Capital China II L.P., (ii) 440,990 Class A ordinary shares directly held by Sequoia Capital China Partners Fund II, L.P., and (iii) 2,942,720 Class A ordinary shares directly held by Sequoia Capital China Principals Fund II, L.P. Sequoia Capital China II L.P., Sequoia Capital China Partners Fund II, L.P. and Sequoia Capital China Principals Fund II, L.P. are collectively referred to as the Sequoia funds. The general partner of the Sequoia funds is Sequoia Capital China Management II, L.P., whose general partner is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, a company wholly owned by Neil Nanpeng Shen. Mr. Shen disclaims beneficial ownership of the shares held by the Sequoia funds, except to the extent of his pecuniary interest therein. The registered address of the Sequoia funds is Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands. The percentage of beneficial ownership and voting power was calculated based on the total number of our ordinary shares outstanding as of February 29, 2016.

(9)	The number of ordinary shares beneficially owned is as of December 31, 2015, as reported in a Schedule 13G/A filed by Xiaoping Xu on February 5, 2016, and consists of (i) 6,754,339 Class A ordinary shares held by Success Origin Limited, a British Virgin Islands company, (ii) 2,154,740 restricted ADSs representing 2,154,740 Class A ordinary shares held by Focus China Holdings Limited. Both Success Origin Limited and Focus China Holdings Limited are wholly owned by Mr. Xiaoping Xu. The registered address of Success Origin Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The business address of Mr. Xiaoping Xu is Suite 525, China World Trade Tower 1, 1 Jianguomenwai Avenue, Chaoyang District, Beijing 100004, China. The percentage of beneficial ownership and voting power was calculated based on the total number of our ordinary shares outstanding as of February 29, 2016.

(10)	The number of ordinary shares beneficially owned is as of December 31, 2015, as reported in a Schedule 13G/A filed by K2 Partners LP on February 9, 2016, and consists of (i) 4,525,221 Class A ordinary shares directly held by K2 Partners L.P. and (ii) 406,163 Class A ordinary shares directly held by K2 Partners. K2 Partners L.P. and K2 Partners are collectively referred to as the K2 Partners funds. The general partner of K2 Partners L.P. is K2 Partners, a company incorporated in the Cayman Islands. Voting and investment power of the shares held by K2 Partners L.P. is exercised by the investment committee of K2 Partners, which consists of Keyi Chen, Werkun Krzysztof and Yu Li, each of whom disclaims beneficial ownership of the ordinary shares owned by K2 Partners funds. The registered address of K2 Partners L.P. is P.O. Box 472, 2nd Floor Harbor Place, Grand Cayman KY1-1106, Cayman Islands. The percentage of beneficial ownership and voting power was calculated based on the total number of our ordinary shares outstanding as of February 29, 2016.

(11)	Represents 7,912,642 Class B ordinary shares directly held by Pinnacle High-Tech Limited, a British Virgin Islands company beneficially owned by Mr. Yusen Dai through a trust. The registered address of Pinnacle High-Tech Limited is P.O. Box 3321, Drake Chambers, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of March 31, 2016, 53,089,293 of our Class A ordinary shares are held by one record holder in the United States, which is the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our Class A ordinary shares in the United States. As of March 31, 2016, none of our Class B ordinary shares are held by U.S. record holders.

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

As of March 31, 2016, Mr. Leo Ou Chen owned 75.3% of the total voting rights in our company. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Transactions with a Related Party

In the past, we purchased certain beauty products from Beijing Jushangminghui Commerce and Trade Co., Ltd. and Beijing Fanbosha Commerce and Trade Co., Ltd., two PRC entities controlled by a former employee of our company and his immediate family member. We believe the terms of transactions with the related parties were similar to those with third-party suppliers. In 2015, we did not purchase any product from these two entities, and, as of December 31, 2015, we had no balance due to or from either of these two entities.

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

In December 2014, four putative shareholder class action lawsuits were filed in the United States District Courts for the Southern District of New York and the Eastern District of New York against our company, certain current and former officers and directors of our company, and underwriters in our initial public offering: Lu v. Jumei International Holding Limited et al., Civil Action No. 14 CV 9826 (S.D.N.Y.) (filed on December 11, 2014); Yim v. Jumei International Holding Limited et al., Civil Action No. 14 CV 7269 (E.D.N.Y.) (filed on December 12, 2014, voluntarily dismissed by plaintiffs on March 9, 2015); Yin v. Jumei International Holding Limited et al., Civil Action No. 14 CV 9957 (S.D.N.Y.) (filed on December 17, 2014); and Brock v. Jumei International Holding Limited et al., Civil Action No. 14 CV 9993 (S.D.N.Y.) (filed on December 18, 2014). The complaints in the above-mentioned putative shareholder class action lawsuits allege that our company’s registration statement for our initial public offering and/or certain subsequent press releases, financial statements, and other disclosures made by our company contained material misstatements or omissions in violation of the federal securities laws. On March 9, 2015, the plaintiffs voluntarily dismissed without prejudice the putative class action originally filed in the District Court for the Eastern District of New York, Yim v. Jumei International Holding Limited et al. On June 22, 2015, the District Court for the Southern District of New York consolidated the remaining three putative class actions into one action, In re Jumei International Holding Limited Securities Litigation, Civil Action No. 14 CV 9826 (S.D.N.Y.), appointed a lead plaintiff and approved the lead plaintiff’s selection of lead counsel. On October 16, 2015, the lead plaintiff filed–purportedly on behalf a class of persons who allegedly suffered damages as a result of their trading activities related to our ADSs between May 16, 2014 and November 19, 2014—a Consolidated Amended Complaint, which advances similar allegations as the previously filed complaints, and alleges violations of Sections 11 and 15 of the Securities Act of 1933, 15 U.S.C. §§ 77k and 77o and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, 15 U.S.C. §§ 78(b) and 78t(a), and Rule 10b-5 promulgated thereunder, 17 C.F.R. § 240.10b-5. On March 22, 2016, we and the underwriters in our initial public offering filed a joint motion to dismiss the Consolidated Amended Complaint.

The action remains at its preliminary stages. We believe the case is without merit and intend to defend the actions vigorously. For risks and uncertainties relating to the pending cases against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We have been named as a defendant in putative shareholder class action lawsuits that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

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

Our ADSs, each representing one of our Class A ordinary share, have been listed on the NYSE since May 16, 2014. Our ADSs trade under the symbol “JMEI.” Update until April 28, 2016 (starting from May 16, 2014), the trading price of our ADSs on the NYSE ranged from US$4.9 to US$39.5 per ADS.

The following table provides the high and low trading prices on the NYSE for the periods indicated below.

	Trading Price
	High	Low
Quarterly Highs and Lows
2014
Second Quarter 2014 (since May 16, 2014)	32.49	22.00
Third Quarter 2014	39.45	23.00
Fourth Quarter 2014	27.60	12.58
2015
First Quarter 2015	17.77	12.11
Second Quarter 2015	28.17	15.18
Third Quarter 2015	22.65	8.32
Fourth Quarter 2015	11.89	7.51
Monthly Highs and Lows
October 2015	11.89	9.40
November 2015	10.84	7.51
December 2015	10.45	8.48
January 2016	9.14	5.85
February 2016	6.47	4.90
March 2016	6.69	6.22
April 2016 (through April 28, 2016)	6.60	6.21

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing one of our Class A ordinary share, have been quoted on the NYSE system under the symbol “JMEI” since May 16, 2014.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Registered Office and Objects

Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Under our second amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

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

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a PFIC, for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is not entirely clear, we treat our VIEs and each of their subsidiaries as being owned by us for United States federal income tax purposes, because we control their management decisions and we are entitled to substantially all of the economic benefits associated with such entities, and, as a result, we consolidate the results of their operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we do not own the stock of our VIEs or any of their subsidiaries for United States federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year. Assuming we are the owner of our VIEs and each of their subsidiaries for United States federal income tax purposes, and based upon our income and assets, including goodwill, and the value of our ADSs and Class A ordinary shares, we do not believe that we were a PFIC for the taxable year ended December 31, 2015 and do not anticipate becoming a PFIC in the foreseeable future.

While we do not expect to be a PFIC for the current taxable year or in the foreseeable future, the determination of whether we are or will become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles (which will depend upon the market value of our ADSs or ordinary shares from time to time, which may be volatile).

The determination of whether we will be or become a PFIC will also depend, in part on the composition of our income and our assets, which may be affected by how, and how quickly, we spend our liquid assets. Under circumstances where we determine not to deploy significant amounts of cash for capital expenditures and other general corporate purposes, our risk of becoming classified as a PFIC may substantially increase.

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

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

We are not currently subject to any significant direct foreign exchange risk and accordingly, we have not hedged exposures denominated in foreign currencies, nor do we have any other derivative financial instruments outstanding. Based on the amount of our cash and cash equivalents and short-term investments on hand as of December 31, 2015, a 1.0% change in the exchange rate between the RMB and the U.S. dollar would result in an increase or decrease of RMB2.4 million to our cash and cash equivalents and short-term investments.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We generated interest income of RMB5.7 million, RMB82.3 million and RMB114.1 million (US$17.6 million) in 2013, 2014 and 2015, respectively. Interest-earning instruments carry a degree of interest rate risk. We had cash and cash equivalents and short-term investments of RMB2.9 billion (US$451.9 million) as of December 31, 2015. Assuming such amount of cash and cash equivalents and short-term investments are held entirely in interest-bearing bank deposits, a hypothetical one percentage point (100 basis-point) decrease in interest rates would decrease our interest income from these interest-bearing bank deposits for one year by approximately RMB29.3 million.

We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Item 12.  Description of Securities Other than Equity Securities

A.            Debt Securities

Not applicable.

B.            Warrants and Rights

Not applicable.

C.            Other Securities

Not applicable.

D.            American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$0.05 (or less) per ADSs per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

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

Fees and Other Payments Made by the Depositary to Us

From time to time, the depositary may make payments to us to reimburse and/or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In 2015, we did not receive any reimbursement from the depository for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

For the period from May 15, 2014, the date our registration statement was declared effective by the SEC, to December 31, 2015, we invested approximately RMB363.0 million (US$56.0 million) of the net proceeds from our initial public offering in short-term investments, which include time deposits as well as highly liquid investments placed with banks with original maturities longer than three months but within one year, and we used approximately RMB1.2 billion (US$200.2 million) of net proceeds for our general corporate purposes, primarily including working capital needs in relation to purchasing goods from suppliers. We still intend to use the net proceeds from our initial public offering to invest in our marketing and branding efforts, expand our logistics network and enhance our fulfillment capabilities, strengthen our IT infrastructure and systems, and for general corporate purposes, which may include working capital needs and potential acquisitions, investments and alliances.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

As of the end of the period covered by this annual report, our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon this evaluation, our management has concluded that, as of the end of the period covered by this annual report, our existing disclosure controls and procedures were ineffective because of the material weaknesses described below under “Management’s Annual Report on Internal Control over Financial Reporting.” We have undertaken the remedial steps to address the material weaknesses in our disclosure controls and procedures as set forth below under “Management’s Plan for Remediation of Material Weaknesses.”

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a 15(f) under the Exchange Act, for our Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process, and it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

As required by Section 404 of the Sarbanes Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2015 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. As a result of management’s evaluation of our internal control over financial reporting, the following material weaknesses in our internal control over financial reporting were identified as of December 31, 2015.

(i) The Company did not have sufficient resources with an appropriate level of knowledge and experience to prepare financial statements with proper disclosures in accordance with U.S. GAAP. As a result, the financial statements were not prepared properly and adequately.

(ii) The Company did not have resources with an appropriate level of knowledge and experience in U.S. GAAP and controls over financial reporting to properly account for significant complex transactions under U.S. GAAP and properly address impact of these transactions on controls over financial reporting. As a result, several significant complex transactions were not accounted for properly and the impact of one transaction on controls over financial reporting was not addressed properly.

The material weaknesses described above may result in misstatement of the Company’s consolidated financial statements that would result in a material misstatement to the Company’s quarterly or annual consolidated financial statements that would not be prevented or detected. As a result of the material weaknesses, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2015.

Management’s Plan for Remediation of Material Weaknesses

Our management has been engaged in, and continues to be engaged in making necessary changes and improvements to the overall design of its control environment to address the material weaknesses in internal control over financial reporting and the ineffectiveness of our disclosure controls and procedures described above.

To remediate the material weaknesses described above with respect to controls over the period-end financial statement reporting and controls over significant complex transactions, we plan to continue to: (1) retain additional accounting personnel with appropriate knowledge and experience; (2) provide more comprehensive training on knowledge of U.S. GAAP and controls over financial reporting to our accounting team and other relevant personnel; (3) enhance our accounting manual to provide our accounting team with more comprehensive guidelines on the accounting policies under U.S. GAAP and SEC rules and requirements; (4) continue to engage an external consultant to review the accounting and disclosures of our significant complex transactions and related impact on controls over financial reporting; and (5) continue to review and improve key controls over financial reporting. We plan to continue to assess our standardized processes to further enhance the effectiveness of our financial review, including the analysis and monitoring of financial information in a consistent and thorough manner.

Attestation Report of the Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2015, as stated in its report, which appears on page F-2 of this annual report.

Changes in Internal Control over Financial Reporting

We have implemented a number of measures with respect to improving internal controls over financial reporting: (i) implementing key controls over period-end reporting process, (ii) organizing internal U.S. GAAP trainings, (iii) forming a system reporting team with experienced managers and staff with appropriate accounting and system knowledge to develop integrated financial and operating reporting system, (vi) establishing an internal audit team to ensure the effectiveness of control over financial reporting, (v) engaging an external consulting firm to assist us to assess Sarbanes-Oxley compliance readiness and improve overall internal controls, (vi) expediting and streamlining the reporting process and (vii) developing compliance process, including a comprehensive policy and procedure manual, to allow early detection, prevention and resolution of potential compliance issues. However, we did not hire adequate resources with an appropriate level of knowledge and experience to prepare financial statements in accordance with U.S. GAAP and to perform controls over complex transactions. As such, management concluded that there were material weaknesses at December 31, 2015.

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 16.

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

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, for the years ended December 31, 2014 and 2015. We did not pay any other fees to our auditors during the periods indicated below.

	2014	2015
Audit Fees(1)	RMB 6,656,795	RMB 10,508,792
Audit Related Fees(2)	RMB 11,540,000	RMB 1,260,000
Tax Fees(3)	RMB 403,405	RMB 400,000

(1)	“Audit fees” represent the aggregate fees for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements.

(2)	“Audit related fees” represent the aggregate fees for professional services rendered by our principal auditors for issue of comfort letter, rendering of listing advice and permissible services to review and comment on internal control design over financial reporting and other related services.

(3)	“Tax fees” represent the aggregate fees for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.

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

Item 16E.             Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On December 15, 2014, our board of directors authorized a share repurchase program, whereby our company may repurchase of up to US$100 million of our ordinary shares or ADSs from December 15, 2014 to December 14, 2015. The share repurchase program was publicly announced on December 15, 2014. For the period from January 1, 2015 to December 31, 2015, we repurchased 10,000 ADSs for an aggregate consideration of RMB0.9 million (US$0.1 million) under our share repurchase program.

The following table sets forth a summary of our repurchase of our ADSs made in the year 2015 under the share repurchase programs described in the paragraph above.

Period	Total Number of ADSs Purchased(2)	Average Price Paid Per ADS(2)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs(1)	Maximum Dollar Value of ADSs that May Yet Be Purchased Under Plans or Programs (US$)
January 1, 2015 to March 31, 2015	10,000	14.5	10,000	–

(1)	On December 15, 2014, our board of directors authorized a share repurchase program, whereby our company may repurchase of up to US$100 million of our ordinary shares or ADSs from December 15, 2014 to December 14, 2015.

(2)	Each ADS represents one Class A ordinary share.

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

Item 18.             Financial Statements

The consolidated financial statements of Jumei International Holding Limited are included at the end of this annual report.

Item 19.             Exhibits

Exhibit Number	Description
1.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).
2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3 hereto, which is incorporated by reference to Exhibit 4.3 of our Registration Statement on Form S-8 (File No. 333-197313) filed with the SEC on July 9, 2014).
2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).
2.3	Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts, dated May 15, 2014 (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form S-8 (File No. 333-197313) filed with the SEC on July 9, 2014).
2.4	Shareholders Agreement between the Registrant and other parties therein dated November 18, 2011 (incorporated by reference to Exhibit 4.4 of our Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).
2.5	Amendment to Shareholders Agreement between the Registrant and other parties therein dated February 28, 2014 (incorporated by reference to Exhibit 4.5 of our Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).
4.1	2011 Global Share Plan (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).
4.2	2014 Share Incentive Plan (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).
4.3	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).
4.4	Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).
4.5	English translation of the Amended and Restated Equity Pledge Agreement between Beijing Silvia Technology Service Co., Ltd., Reemake Media Co., Ltd. and Mr. Leo Ou Chen dated January 24, 2014 (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).
4.6	English translation of the Amended and Restated Equity Pledge Agreement between Beijing Silvia Technology Service Co., Ltd., Reemake Media Co., Ltd. and Mr. Yusen Dai dated January 24, 2014 (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).
4.7	English translation of the Amended and Restated Equity Pledge Agreement between Beijing Silvia Technology Service Co., Ltd., Reemake Media Co., Ltd. and Mr. Hui Liu dated January 24, 2014 (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).

Exhibit Number	Description
4.8	English translation of the Amended and Restated Exclusive Purchase Option Agreement between Beijing Silvia Technology Service Co., Ltd., Reemake Media Co., Ltd. and the shareholders of Reemake Media Co., Ltd. dated January 24, 2014 (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).
4.9	English translation of the Amended and Restated Shareholders’ Voting Rights Agreement between Beijing Silvia Technology Service Co., Ltd., Reemake Media Co., Ltd. and the shareholders of Reemake Media Co., Ltd. dated January 24, 2014 (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).
4.10	English translation of the Exclusive Consulting and Services Agreement between Beijing Silvia Technology Service Co., Ltd. and Reemake Media Co., Ltd. dated April 8, 2011 (incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).
4.11	English translation of the Powers of Attorney dated April 10, 2014 granted to Mr. Leo Ou Chen by each of the shareholders of Reemake Media Co., Ltd. (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).
4.12	Subscription agreement, dated as of May 6, 2014, by and among the Registrant and General Atlantic Singapore Fund Pte. Ltd. (incorporated by reference to Exhibit 10.13 of our Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).
4.13	English translation of the Equity Pledge Agreement between Tianjin Jumeiyoupin Technology Co., Ltd. (formerly Tianjin Venus Technology Co., Ltd.), Tianjin Yingxun Technology Co., Ltd. and Mr. Leo Ou Chen dated August 20, 2014 (incorporated by reference to Exhibit 4.13 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on April 29, 2015).
4.14	English translation of the Equity Pledge Agreement between Tianjin Jumeiyoupin Technology Co., Ltd. (formerly Tianjin Venus Technology Co., Ltd.), Tianjin Yingxun Technology Co., Ltd. and Mr. Yusen Dai dated August 20, 2014 (incorporated by reference to Exhibit 4.13 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on April 29, 2015).
4.15	English translation of the Exclusive Purchase Option Agreement between Tianjin Jumeiyoupin Technology Co., Ltd. (formerly Tianjin Venus Technology Co., Ltd.), Tianjin Yingxun Technology Co., Ltd. and the shareholders of Tianjin Yingxun Technology Co., Ltd. dated August 20, 2014 (incorporated by reference to Exhibit 4.13 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on April 29, 2015).
4.16	English translation of the Shareholders’ Voting Rights Agreement between Tianjin Jumeiyoupin Technology Co., Ltd. (formerly Tianjin Venus Technology Co., Ltd.), Tianjin Yingxun Technology Co., Ltd. and the shareholders of Tianjin Yingxun Technology Co., Ltd. dated August 20, 2014 (incorporated by reference to Exhibit 4.13 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on April 29, 2015).
4.17	English translation of the Exclusive Consulting and Services Agreement between Tianjin Jumeiyoupin Technology Co., Ltd. (formerly Tianjin Venus Technology Co., Ltd.) and Tianjin Yingxun Technology Co., Ltd. dated August 20, 2014 (incorporated by reference to Exhibit 4.13 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on April 29, 2015).
4.18	English translation of the Powers of Attorney dated August 20, 2014 granted to Mr. Leo Ou Chen by each of the shareholders of Tianjin Yingxun Technology Co., Ltd. (incorporated by reference to Exhibit 4.13 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on April 29, 2015)
4.19*	English translation of the Transfer Agreement of State-owned Construction Land Use Right (Land Registered No. 43621) dated January 29, 2016 between Suzhou Industrial Park Land and Resources Bureau and Suzhou Jumeiyoupin Information Technology Co., Ltd.
4.20*	English translation of the Transfer Agreement of State-owned Construction Land Use Right (Land Registered No. 43622) dated January 29, 2016 between Suzhou Industrial Park Land and Resources Bureau and Suzhou Jumeiyoupin Information Technology Co., Ltd.

Exhibit Number	Description
4.21*	English translation of the Loan Agreement dated July 20, 2015 among Reemake Media Co., Ltd., Beijing Zhongming Century Technology Co., Ltd. and other parties thereto
4.22*	English translation of the Supplemental Agreement to Loan Agreement dated March 16, 2016 among Reemake Media Co., Ltd., Beijing Zhongming Century Technology Co., Ltd. and other parties thereto
8.1*	List of Principal Subsidiaries and Consolidated Variable Interest Entities of the Registrant.
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).
12.1*	Certificate of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certificate of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certificate of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certificate of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm.
15.2*	Consent of Fangda Partners.
15.3*	Consent of Maples and Calder
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

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
Date: April 29, 2016

JUMEI INTERNATIONAL HOLDING LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Director and Shareholders of Jumei International Holding Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Jumei International Holding Limited and its subsidiaries, variable interest entities ("VIEs") and VIEs’ subsidiaries (collectively, the “Group”) at December 31, 2015 and December 31, 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Group did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) because material weaknesses in internal control over financial reporting related to 1) the lack of sufficient resources with an appropriate level of knowledge and experience to prepare financial statements with proper disclosures in accordance with U.S. GAAP; and 2) the lack of sufficient resources with an appropriate level of knowledge and experience in U.S. GAAP and controls over financial reporting to properly account for significant complex transactions under U.S. GAAP and properly address impact of these transactions on controls over financial reporting, existed as of that date. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 2015 consolidated financial statements and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in management’s report referred to above. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We do not express an opinion or any other form of assurance on management’s statements referring to management’s actions and plans of remediation of the identified material weaknesses included in the Management’s Annual Report on Internal Control over Financial Reporting.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 29, 2016

JUMEI INTERNATIONAL HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data and per share data)

	As of December31,
	2014	2015	2015
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	1,012,127	2,564,287	395,858
Short-term investments	2,524,420	363,000	56,038
Loans receivable, net	15,500	552,745	85,329
Accounts receivable, net	26,942	76,937	11,877
Inventories	621,772	965,510	149,049
Advances to suppliers	53,593	91,526	14,129
Prepayments and other current assets	201,021	127,930	19,749
Deferred tax assets	2,595	-	-
Total current assets	4,457,970	4,741,935	732,029

Non-current assets:
Long-term investment	-	32,468	5,012
Investment security	-	135,952	20,987
Property, equipment and software, net	50,721	56,045	8,652
Intangible assets, net	111	-	-
Goodwill	15,291	15,291	2,361
Deferred tax assets	9,152	3,880	599
Other non-current assets	16,185	6,102	942
Total non-current assets	91,460	249,738	38,553
Total assets	4,549,430	4,991,673	770,582

Current liabilities(including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB171,282 and RMB156,454 as of December 31, 2014 and 2015, respectively. Note 1)
Accounts payable	889,960	1,030,200	159,036
Advances from customers	67,737	104,577	16,144
Short-term loans	9,857	1,688	261
Tax payable	83,590	101,696	15,699
Accrued expenses and other current liabilities	123,398	102,242	15,783
Total current liabilities	1,174,542	1,340,403	206,923

Non-current liabilities:
Long-term loans	-	3,470	536
Other non-current liabilities	5,155	3,788	585
Total non-current liabilities	5,155	7,258	1,121
Total liabilities	1,179,697	1,347,661	208,044
Commitments and contingencies(Note 17)

The accompanying notes are an integral part of these consolidated financial statements.

JUMEI INTERNATIONAL HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data and per share data)

	As of December31,
	2014	2015	2015
	RMB	RMB	US$
Shareholders’ equity:
Ordinary shares (US$0.00025 par value, 1,000,000,000 shares authorized (including 840,000,000 Class A, 60,000,000 Class B and 100,000,000 discretionary) as of December 31, 2014 and 2015, 89,407,395 Class A ordinary shares issued and 86,400,288 outstanding, 58,804,840 Class B ordinary shares issued and outstanding as of December 31, 2014; 90,977,104 Class A ordinary shares issued and 87,829,756 outstanding, 58,804,840 Class B ordinary shares issued and outstanding as of December 31, 2015)	237	239	37
Additional paid-in capital	2,829,220	2,885,358	445,423
Statutory reserves	2,826	17,560	2,711
Treasury stock	-	(890)	(137)
Retained earnings	551,765	659,947	101,879
Accumulated other comprehensive income/(loss)	(15,905)	68,176	10,522
Jumei's shareholders’ equity	3,368,143	3,630,390	560,435
Noncontrolling interests	1,590	13,622	2,103
Total shareholders’ equity	3,369,733	3,644,012	562,538
Total liabilities and shareholders’ equity	4,549,430	4,991,673	770,582

The accompanying notes are an integral part of these consolidated financial statements.

JUMEI INTERNATIONAL HOLDING LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands, except share data and per share data)

	For the Year Ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
Net revenues:
Merchandise sales	2,556,139	3,355,914	7,113,278	1,098,101
Marketplace services	434,977	531,617	229,681	35,457
Total net revenues	2,991,116	3,887,531	7,342,959	1,133,558
Cost of revenues	(1,754,539)	(2,350,702)	(5,225,669)	(806,704)
Gross profit	1,236,577	1,536,829	2,117,290	326,854
Operating expenses:
Fulfillment expenses	(366,795)	(434,691)	(948,954)	(146,493)
Marketing expenses	(322,965)	(499,115)	(655,314)	(101,163)
Technology and content expenses	(62,068)	(135,698)	(169,694)	(26,196)
General and administrative expenses	(246,052)	(102,527)	(191,918)	(29,627)
Total operating expenses	(997,880)	(1,172,031)	(1,965,880)	(303,479)
Income from operations	238,697	364,798	151,410	23,375
Other income/(expenses):
Interest income	5,675	82,251	114,123	17,618
Others, net	771	56,397	(59,289)	(9,153)
Income before tax	245,143	503,446	206,244	31,840
Income tax expenses	(88,576)	(98,083)	(71,403)	(11,023)
Net income	156,567	405,363	134,841	20,817
Net income attributable to noncontrolling interests	-	(222)	(11,925)	(1,841)
Net income attributable to Jumei International Holding Limited	156,567	405,141	122,916	18,976
Accretion to preferred share redemption value	(11,123)	(4,629)	-	-
Income allocation to participating Redeemable Preferred Shares	(46,473)	(55,984)	-	-
Net income attributable to Jumei’s ordinary shareholders	98,971	344,528	122,916	18,976

Net income	156,567	405,363	134,841	20,817
Fair value change – investment security, net of tax	-	-	(46,480)	(7,175)
Foreign currency translation adjustment, net of nil tax	(285)	(15,265)	130,668	20,172
Total comprehensive income	156,282	390,098	219,029	33,814
Comprehensive income attributable to noncontrolling interests	-	(194)	(12,032)	(1,858)
Comprehensive income attributable to Jumei International Holding Limited	156,282	389,904	206,997	31,956

Net income per share attributable to Jumei’s ordinary shareholders
- Basic	1.66	2.99	0.84	0.14
- Diluted	1.19	2.75	0.82	0.14
Net income per ADS attributable to Jumei’s ordinary shareholders(1 ordinary share equals to 1 ADS)
- Basic	1.66	2.99	0.84	0.14
- Diluted	1.19	2.75	0.82	0.14
Weighted average shares outstanding used in computing net income per share attributable to Jumei’s ordinary shareholders
- Basic	59,475,739	115,090,686	145,901,672	145,901,672
- Diluted	83,196,788	125,217,054	149,758,825	149,758,825

The accompanying notes are an integral part of these consolidated financial statements.

JUMEI INTERNATIONAL HOLDING LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands, except share data and per share data)

	Ordinary shares
	Class A	Amount	Class B	Amount	Treasury Stock	Additional paid-in capital	Statutory reserves	Retained earnings/ (accumulated deficit)	Accumulated other comprehensive income/ (loss)	Non- Controlling interests	Total
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2012	20,319,554	35	58,804,840	100	-	1,967	1,581	9,718	(383)	-	13,018

Net income	-	-	-	-	-	-	-	156,567	-	-	156,567
Share-based compensation	-	-	-	-	-	201,248	-	-	-	-	201,248
Redeemable Preferred Shares redemption value accretion	-	-	-	-	-	-	-	(11,123)	-	-	(11,123)
Repurchase of vested options	-	-	-	-	-	(2,572)	-	(2,664)	-	-	(5,236)
Appropriations to statutory reserves	-	-	-	-	-	-	1,232	(1,232)	-	-	-
Foreign currency translation adjustments, net of nil tax	-	-	-	-	-	-	-	-	(285)	-	(285)
Balance as of December 31, 2013	20,319,554	35	58,804,840	100	-	200,643	2,813	151,266	(668)	-	354,189

Net income	-	-	-	-	-	-	-	405,141	-	222	405,363
Share-based compensation	-	-	-	-	-	39,117	-	-	-	-	39,117
Redeemable Preferred Shares redemption value accretion	-	-	-	-	-	-	-	(4,629)	-	-	(4,629)
Conversion of Series A-1 Redeemable Preferred Shares into ordinary shares	625,851	1	-	-	-	174	-	-	-	-	175
Conversion of preferred shares upon initial public offerings (“IPO”), net of issuance cost	45,419,954	70	-	-	-	110,165	-	-	-	-	110,235
Issuance of ordinary shares upon IPO, net of issuance cost	19,542,036	30	-	-	-	2,476,266	-	-	-	-	2,476,296
Exercises of share options	492,893	1	-	-	-	2,855	-	-	-	-	2,856
Acquisition of a subsidiary	-	-	-	-	-	-	-	-	-	1,396	1,396
Appropriations to statutory reserves	-	-	-	-	-	-	13	(13)	-	-	-
Foreign currency translation adjustments, net of nil tax	-	-	-	-	-	-	-	-	(15,237)	(28)	(15,265)
Balance as of December 31, 2014	86,400,288	137	58,804,840	100	-	2,829,220	2,826	551,765	(15,905)	1,590	3,369,733

Net income	-	-	-	-	-	-	-	122,916	-	11,925	134,841
Share-based compensation	-	-	-	-	-	46,361	-	-	-	-	46,361
Exercises of share options	1,439,468	2	-	-	-	9,777	-	-	-	-	9,779
Repurchase of shares	(10,000)	-	-	-	(890)	-	-	-	-	-	(890)
Net change in unrealized loss on investment security	-	-	-	-	-	-	-	-	(46,480)	-	(46,480)
Appropriations to statutory reserves	-	-	-	-	-	-	14,734	(14,734)	-	-	-
Foreign currency translation adjustments, net of nil tax	-	-	-	-	-	-	-	-	130,561	107	130,668
Balance as of December 31, 2015	87,829,756	139	58,804,840	100	(890)	2,885,358	17,560	659,947	68,176	13,622	3,644,012

The accompanying notes are an integral part of these consolidated financial statements.

JUMEI INTERNATIONAL HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands, except share data and per share data)

	For the Year Ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$

Cash flows from operating activities:
Net income	156,567	405,363	134,841	20,817
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	201,248	39,117	46,361	7,157
Allowance for bad debts	-	-	18,557	2,865
Advances to a supplier write off	-	-	19,688	3,039
Inventory write-down	3,264	6,465	20,544	3,171
Depreciation and amortization expenses	8,219	18,659	29,925	4,620
Deferred tax income/ (benefit)	(4,716)	6,528	7,873	1,215
Foreign exchange (gain)/ loss	359	(185)	78,101	12,053
Interest income of loans receivable	-	-	7,145	1,103
Call option write-down	-	-	16,000	2,470
Disposal of property, equipment and software	430	3,768	1,404	217
Changes in operating assets and liabilities:
Accounts receivable	(7,974)	(9,803)	(66,249)	(10,227)
Amount due from related parties	8,414	-	-	-
Inventories	(109,649)	(429,523)	(340,076)	(52,499)
Advance to suppliers	(115,554)	82,649	(54,585)	(8,426)
Prepayments and other assets	669	(150,721)	70,635	10,905
Accounts payable	298,656	348,822	131,635	20,321
Amount due to related parties	991	(1,706)	-	-
Advance from customers	(7,958)	40,291	35,510	5,482
Tax payable	73,029	(15,556)	17,872	2,759
Accrued expenses and other current liabilities	18,755	78,276	(23,684)	(3,656)
Net cash provided by operating activities	524,750	422,444	151,497	23,386

Cash flows from investing activities:
Purchases of short-term investments	(31,000)	(3,684,484)	(2,781,500)	(429,390)
Maturity of short-term investments	31,000	1,170,620	4,952,547	764,542
Issuances of loans to suppliers	-	(19,730)	-	-
Repayment of loans from suppliers	-	4,230	10,500	1,621
Purchases of property, equipment and software	(28,753)	(40,129)	(36,527)	(5,639)
Business acquisition payment, net of cash acquired	-	(6,222)	-	-
Purchase of long-term investment	-	-	(30,690)	(4,738)
Purchase of investment in security	-	-	(172,639)	(26,651)
Purchase of convertible loan	-	-	(558,000)	(86,140)
Net cash provided by/(used in) investing activities	(28,753)	(2,575,715)	1,383,691	213,605

Cash flows from financing activities:
Issuance of ordinary shares upon IPO	-	2,474,122	-	-
Repurchase of vested options	(5,236)	-	-	-
Repurchase of ordinary shares	-	-	(890)	(137)
Proceeds from exercises of share options	-	2,856	9,779	1,510
Proceeds from short-term bank loans	-	9,724	7,507	1,159
Proceeds from long-term bank loans	-	-	3,579	553
Payback of short-term borrowing	-	-	(15,420)	(2,380)
Payback of long-term borrowing	-	-	(138)	(21)
Net cash provided by/(used in) financing activities	(5,236)	2,486,702	4,417	684

JUMEI INTERNATIONAL HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands, except share data and per share data)

	For the Year Ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$

Effect of exchange rate changes on cash and cash equivalents	110	(512)	12,555	1,938
Net increase in cash and cash equivalents	490,871	332,919	1,552,160	239,613
Cash and cash equivalents at the beginning of the period	188,337	679,208	1,012,127	156,245
Cash and cash equivalents at the end of the period	679,208	1,012,127	2,564,287	395,858

Supplemental disclosures of cash flow information:
Cash paid for income taxes	42,957	128,053	71,867	11,094
Cash paid for interest	-	-	548	85

Non-cash supplemental investing and financing activities:
Conversion of Series A-1 Redeemable Preferred Shares into ordinary shares	-	175	-	-
Conversion of preferred shares upon IPO	-	110,235	-	-

The accompanying notes are an integral part of these consolidated financial statements.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THECONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except for share data and per share data)

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

The Group’s primary subsidiaries, VIE as of December 31, 2015 is set out below:

Direct subsidiaries	Equity interest held	Place and date of incorporation
Jumei Hongkong Limited (“Jumei Hongkong”)	100%	Hong Kong, September 6, 2010
Jumei Hongkong Holding Limited (“Jumei Hongkong Holding”)	100%	Hong Kong, March 25, 2014
Beijing Silvia Technology Service Co., Ltd. (“Beijing Jumei”)	100%	China, March 4, 2011
Shanghai Jumeiyoupin Technology Co., Ltd. (“Shanghai Jumei”) (Formerly known as Shanghai Paddy Commerce and Trade Co., Ltd.)	100%	China, June 19, 2012
Chengdu Jumeiyoupin Science and Technology Co., Ltd. (“Chengdu Jumei”)	100%	China, July 19, 2012
Tianjin Cyril Information Technology Co., Ltd. (“Tianjin Cyril”)	100%	China, March 22, 2013
Tianjin Qianmei International Trading Co., Ltd. (“Tianjin Qianmei”)	100%	China, March 25, 2013
Tianjin Jumeiyoupin Technology Co., Ltd. (“Tianjin Jumei”) (Formerly known as Tianjin Venus Technology Co., Ltd.)	100%	China, December 30, 2013
Zhengzhou Venus Information Technology Co., Ltd. (“Zhengzhou Venus”)	100%	China, August 26, 2014
Suzhou Jumeiyoupin Technology Co., Ltd. (“Suzhou Jumei”)	100%	China, October 15, 2014

VIE	Equity interest indirectly held	Place and date of incorporation
Reemake Media Co., Ltd. (“Reemake Media”)	100%	China, August 5,2009

Prior to April 2011, the Group carried out its operations through Reemake Media, a PRC entity incorporated in August 2009 by the Group’s founders (the “Founders”).

In August 2010, the Company was incorporated by Reemake Media’s shareholders under the laws of the Cayman Islands as the holding company of the Group in order to facilitate international financing. In September 2010, the Company established a wholly-owned Hong Kong subsidiary, Jumei Hongkong Limited to be the intermediate holding company. In March 2011, Jumei Hongkong Limited established a wholly-owned PRC subsidiary, Jumeiyoupin (Beijing) Science and Technology Services Co., Ltd., or Beijing Jumei, which was a wholly foreign owned enterprise (“WOFE”) and subsequently was renamed as Beijing Silvia Technology Service Co., Ltd..

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

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THECONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except for share data and per share data)

1.	Organization and principal activities (continued)

•	Variable interest entities

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

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THECONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

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

On April 8, 2011, Beijing Jumei, Reemake Media and the shareholders of Reemake Media entered into an equity pledge agreements, as amended on August 6, 2011. Pursuant to the equity pledge agreements, each of the shareholders of Reemake Media pledged all of their equity interests in Reemake Media to guarantee their and Reemake Media’s performance of their obligations under the contractual arrangements including, but not limited to, the exclusive consulting and services agreement, exclusive purchase option agreement and shareholders’ voting rights agreement. If Reemake Media or its shareholders breach their contractual obligations under these agreements, Beijing Jumei, as pledgee, will have the right to dispose of the pledged equity interests or to transfer the pledged equity interests to any person designated by Beijing Jumei. The shareholders of Reemake Media agree that, during the term of the equity pledge agreements, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests, and they also agree that Beijing Jumei’s rights relating to the equity pledges shall not be prejudiced by the legal actions of the shareholders, their successors or their designees. During the term of the equity pledge agreements, Beijing Jumei has the right to receive all of the dividends and profits distributed on the pledged equity interests. The equity pledges will become effective on the date when the pledge of equity interests contemplated in these agreements are registered with the relevant administration for industry and commerce in accordance with the PRC Property Rights Law and will remain effective until Reemake Media and its shareholders discharge all their obligations under the contractual arrangements. The Group has completed the registration of the equity pledges with the relevant office of the administration for industry and commerce in accordance with the PRC Property Rights Law.

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

There are other VIEs and VIE’s subsidiaries whose financial statements amounts and balances are immaterial to the Group’s consolidated financial statements.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THECONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

1.	Organization and principal activities (continued)

•	Risks in relation to the VIEs structure

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

The following are financial statement amounts and balances of the Group's consolidating VIEs and VIEs’ subsidiaries as of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015.

	As of December 31,
	2014	2015
	RMB	RMB
Total assets	212,138	665,658
Less: loans receivable (Note 5)	-	(549,145)
Total assets excluding loans receivable	212,138	116,513
Total liabilities	171,436	630,690
Less: inter-company payable	(154)	(474,236)
Total liabilities excluding inter-company payable	171,282	156,454

	For the Year Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB
Total net revenue	738,403	664,287	869,959
Net income/ (loss)	19,181	(23,635)	(44,150)

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THECONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

 1.   Organization and principal activities (continued)

•	Risks in relation to the VIEs structure (continued)

	For the Year Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB
Net cash provided by/(used in) operating activities	89,582	(140,513)	53,880
Net cash provided by/(used in) in investing activities	27,155	(26,787)	(568,638)
Net cash provided by financing activities	-	-	551,800
Net increase/(decrease) in cash and cash equivalents	116,737	(167,300)	37,042
Cash and cash equivalents at beginning of year	61,112	177,849	10,549
Cash and cash equivalents at end of year	177,849	10,549	47,591

In accordance with the contractual arrangements, Beijing Jumei, Tianjin Jumei, and Suzhou Jumei (“WOFEs”) have the power to direct activities that most significantly impact Reemake Media and other VIEs and VIEs’ subsidiaries, including appointing key management, setting up budgets and policies, and transferring profit or assets out of VIEs and VIEs’ subsidiaries at its discretion. Therefore, WOFEs consider that they have the right to receive benefits from VIEs and VIEs’ subsidiaries and there is no asset in VIEs and VIEs’ subsidiaries that can be used only to settle obligations of VIEs and VIEs’ subsidiaries except for registered capital of VIEs and VIEs’ subsidiaries amounting to RMB8,157 and RMB8,157 as of December 31, 2014 and 2015. As VIEs and VIEs’ subsidiaries are incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of WOFEs for all the liabilities of VIEs and VIEs’ subsidiaries, and WOFEs do not have the obligation to assume the liabilities of VIEs and VIEs’ subsidiaries.

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

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s business. In addition, if the imposition of any of these penalties causes the Group to lose the right to direct the activities of VIEs and VIEs’ subsidiaries or the right to receive their economic benefits, the Group would no longer be able to consolidate VIEs and VIEs’ subsidiaries. The Group believes the likelihood of loss in respect of the Group’s current ownership structure or the contractual arrangements with the VIE and its subsidiary is remote.

There is no VIE where the Group has variable interest but is not the primary beneficiary. Currently there is no contractual arrangement that could require the Group to provide additional financial support to VIE.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THECONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

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

The preparation of the Group’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates. Significant accounting estimates and assumptions reflected in the Group’s consolidated financial statements mainly include consolidation of VIEs, gross versus net revenue recognition, sales returns, rebates and subsidy, share-based compensation, uncertain tax positions, realization of deferred tax, fair value of assets and liabilities acquired in business acquisition, assessment for impairment of long-lived assets and goodwill, inventory valuation for excess and obsolete inventories, lower of cost and market of inventories and fair value of financial instruments. Changes in facts and circumstances may result in revised estimates.

(c)	Foreign currency translation

Effective July 1, 2015, the Group changed its reporting currency from United States dollars ("USD") to Chinese Renminbi ("RMB"). The functional currency of the Company and its subsidiaries incorporated in Hong Kong is United States dollar (“USD”), the functional currency of subsidiaries incorporated in Korea is Korean Won (“KRW”), while the functional currency of the other entities in the Group is RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the periods. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income in the consolidated statements of changes in shareholders’ equity. Total foreign currency translation adjustments, net of nil tax losses were RMB285 and RMB15,265 for the years ended December 31, 2013, and 2014, respectively, net of nil tax gains were RMB130,668 for the year ended December 31, 2015.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are included in the consolidated statements of comprehensive loss. Total exchange losses were RMB359 and RMB78,101 for the years ended December 31, 2013 and 2015, and total exchange gains were RMB185 for the year ended December 31, 2014, respectively.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THECONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

2.	Principal Accounting Policies (continued)

(d)	Fair value

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, short-term investments, accounts receivable, net, loans receivable, net, prepayments and other current asset, accounts payable, amount due to related parties, accrued expenses, other current liabilities, long-term investment and investment security etc.

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

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THECONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

2.     Principal Accounting Policies (continued)

(g)   Loans receivable

The Company's loans receivable consist of entrusted loans and Convertible Loan. Entrusted loans is carried at amortized cost. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Allowance for entrusted loans for the years ended December 31, 2014 and 2015 were RMB nil and RMB1,400, respectively.

Convertible Loan that is not within the scope of ASC 320 “Investments - debt and equity securities” is accounted for under ASC 310 “Receivables”. The initial investment amount was first allocated, based on their fair value, to any free standing instrument purchased together with the Convertible Loan, and any embedded features requiring separate recognition under ASC 815 “Derivatives and hedging”. Embedded features are required to be separately recognized as derivatives when they meet all the three criteria under ASC 815-15-25-1. The remaining investment amount was recognized as the Convertible Loan, and was subsequently carried at amortized cost.

(h)   Accounts receivable, net

Accounts receivable, net is carried at realizable value. The Group considers many factors in assessing the collectability of its receivables, such as, the age of the amounts due, the customer’s payment history and credit-worthiness. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Accounts receivable, net balances are written off after all collection efforts have been exhausted. Allowance for doubtful accounts for the years ended December 31, 2013, 2014 and 2015 were nil, nil and RMB17,157, respectively.

(i)    Inventories

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

(j)	Long-term investment

In accordance with ASC 325-20, “Investments-Other: Cost Method Investments”, the Company accounts for its investment using the cost method of accounting when the Company does not have significant influence over the investments’ business and operations. The Company carries such investment at cost and recognizes as income any dividends received from a distribution of investee’s earnings. The Company reviews the investment for impairment whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable.

(k)	Investment security

The Company invests in marketable equity security to meet business objectives. In accordance with ASC No. 320, “Investment Debt and Equity Securities” this marketable security is stated at fair value, classified and accounted for as available-for-sale securities in investment security. The treatment of a decline in the fair value of an individual security is based on whether the decline is other-than-temporary. The Company assesses its available-for-sale securities for other-than-temporary impairment by considering factors including, but not limited to, its ability and intent to hold the individual security, severity of the impairment, expected duration of the impairment and forecasted recovery of fair value. Investments classified as available-for-sale securities are reported at fair value with unrealized gains or losses, if any, recorded in accumulated other comprehensive income in shareholders’ equity. If the Company determines a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss charged in the consolidated statement of comprehensive income.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THECONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

2.	Principal Accounting Policies (continued)

(l)	Property, equipment and software, net

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

(m)  Intangible assets, net

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

Amortization expenses for the years ended December 31, 2013, 2014 and 2015 were RMB120, RMB129 and RMB111, respectively.

(n)   Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business acquisition.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of December 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. Commencing in September 2011, in accordance with the FASB revised guidance on “Testing of Goodwill for Impairment,” a company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the company decides, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the implied fair value of the reporting unit’s goodwill and the carrying amount of goodwill will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. The Group performed the qualitative analysis for the goodwill arising from the acquisition of Beijing Shengjinteng Network Science and Technology Co., Ltd. (“Beijing Shengjinteng”) taking into consideration the events and circumstances listed in ASC350 Intangibles—Goodwill and Other, in addition to other entity-specific factors. Based on the assessment, the Group determined that it was not necessary to perform a quantitative goodwill impairment test and concluded that no impairment of goodwill existed at December 31, 2014 or 2015.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THECONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

2.	Principal Accounting Policies (continued)

(o)	Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying value of the asset, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over its fair value. No impairment charge was recognized for the years ended December 31, 2013, 2014, and 2015.

(p)	Leases

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

(q)	Revenue recognition

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

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THECONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

2.     Principal Accounting Policies (continued)

(r)	Discount coupons and prepaid cards

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

(s)   Customer loyalty program

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

(t)   Cost of revenues

Cost of revenue consists primarily of cost of merchandise sold and inventory write-downs. The cost of revenues does not include shipping and handling expenses, payroll, bonus and benefits of logistic staff or logistic centers rental expenses, therefore our cost of revenues may not be comparable to other companies which include such expenses in their cost of revenues.

(u)	Rebates and subsidies

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

(v)   Fulfillment expenses

Fulfillment expenses represent those costs incurred in shipping and operating and staffing the Group’s fulfillment and customer service centers, including costs attributable to receiving, inspecting, and warehousing inventories; picking, packaging, and preparing customer orders for shipment; collecting payments from customers and responding to inquiries from customers. Fulfillment also includes amounts payable to third parties that assist the Group in payment collections, fulfillment and customer service operations. The shipping costs included in fulfillment expenses were RMB156,287, RMB162,114 and RMB338,097 for the years ended December 31, 2013, 2014 and 2015, respectively.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THECONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

2.      Principal Accounting Policies (continued)

(w)	Marketing expenses

Marketing expenses mainly consist of advertising costs, promotion expenses, payroll and related expenses for employees engaged in marketing activities. Advertising costs, which primarily spend on online and offline advertisements, are expensed when the services are received. The advertising expenses were RMB310,697, RMB463,105 and RMB599,713 for the years ended December 31, 2013, 2014 and 2015, respectively.

(x)   Technology and content expenses

Technology and content expenses mainly consist of payroll and related costs for employees involved in application development, category expansion, editorial content production and system support, as well as server charges and costs associated with telecommunications.

(y)   General and administrative expenses

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

(z)	Share-based compensation

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

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THECONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

2.      Principal Accounting Policies (continued)

(aa) Employee benefits

The Company’s subsidiaries, the VIEs and the VIEs’ subsidiaries in China participate in a government mandated, multi-employer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor laws require the entities incorporated in China to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. Employee social benefits included as expenses in the consolidated statements of comprehensive income amounted to RMB22,164, RMB32,790 and RMB46,387 for the years ended December 31, 2013, 2014 and 2015, respectively.

(ab) Government grant

Generally, a government grant is recognized as other income when the grant is received and the requirements associated with receipt of the grant have been complied with. If the government grant is tied to the acquisition of long-lived assets, the grant is recognized as deduction of the carrying value of the long lived assets, when the conditions specified in the grant have been met.

For the years ended December 31, 2013, 2014 and 2015, the Group received government grants of RMB1,849, RMB54,372 and RMB44,904, respectively, which were included in Others, net under Other income/ (expenses) in the consolidated statements of comprehensive income.

(ac) Income taxes

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

Uncertain tax positions

ASC 740, Tax provision prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its consolidated statement of comprehensive income. As of December 31, 2014 and 2015, the Group did not have any material unrecognized uncertain tax positions.

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

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THECONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

 2.     Principal Accounting Policies (continued)

(ad) Comprehensive income

Comprehensive income is defined as the change in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income is reported in the consolidated statements of comprehensive income. Accumulated other comprehensive income, as presented on the consolidated balance sheets, consists of accumulated foreign currency translation adjustments and fair value changes of investment security.

(ae) Earnings per share

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

(af) Statutory reserves

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

For the years ended December 31, 2013, 2014 and 2015, profit appropriation to statutory funds for the Group’s entities incorporated in the PRC was approximately RMB1,232, RMB13 and RMB14,734, respectively. No appropriation to other reserves was made for any of the periods presented.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THECONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

2.     Principal Accounting Policies (continued)

(ag) Segment reporting

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

(ah) Recently issued accounting pronouncements

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers,” which supersedes the revenue recognition requirements in “Revenue Recognition (Topic 605)”, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. In August 2015, the FASB deferred the effective date of the revenue recognition guidance to reporting periods beginning after December 15, 2017. Early adoption is permitted for reporting periods beginning after December 15, 2016. The Group is currently evaluating the impact of the adoption on its consolidated financial statements.

In February 2015, the FASB issued ASU 2015-02, “Consolidation (Topic 810) - Amendments to the Consolidation Analysis,” which provides guidance for reporting entities that are required to evaluate whether they should consolidate certain legal entities. In accordance with ASU 2015-02, all legal entities are subject to reevaluation under the revised consolidation model. ASU 2015-02 is effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. Early adoption is permitted. The implementation of this update is not expected to have any material impact on the Group’s consolidated financial statements.

In February 2015, the FASB issued ASU 2015-03 “Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs”, which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this ASU. For public business entities, the amendments are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early adoption of the amendments is permitted for financial statements that have not been previously issued. The implementation of this update is not expected to have any material impact on the Group’s consolidated financial statements.

In July 2015, the FASB issued ASU 2015-11, “Inventory (Topic 330),” which modifies the accounting for inventory. Under this ASU, the measurement principle for inventory will change from lower of cost or market value to lower of cost and net realizable value. The ASU defines net realizable value as the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The ASU is effective for reporting periods after December 15, 2016, with early adoption permitted. The implementation of this update is not expected to have any material impact on the Group’s consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. ASU 2015-17 simplifies the presentation of deferred income taxes by eliminating the separate classification of deferred income tax liabilities and assets into current and noncurrent amounts in the consolidated balance sheet statement of financial position. The amendments in the update require that all deferred tax liabilities and assets be classified as noncurrent in the consolidated balance sheet. The amendments in this update are effective for fiscal years beginning after December 15, 2016, and interim periods therein and may be applied either prospectively or retrospectively to all periods presented. Early adoption is permitted. The Group is in the process of evaluating the impact this new guidance will have on its consolidated financial statements.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THECONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

2.	Principal Accounting Policies (continued)

(ah) Recently issued accounting pronouncements (continued)

In February 2016, the FASB issued ASU 2016-02, Leases. ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2018. Early adoption is permitted. The Group is currently evaluating the impact this new guidance will have on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting. For employee share-based payment, ASU 2016-09 amendments related to the timing of when excess tax benefits are recognized, minimum statutory withholding requirements, forfeitures, and intrinsic value should be applied using a modified retrospective transition method by means of a cumulative-effect adjustment to equity as of the beginning of the period in which the guidance is adopted. Amendments related to the presentation of employee taxes paid on the statement of cash flows when an employer withholds shares to meet the minimum statutory withholding requirement should be applied retrospectively. Amendments requiring recognition of excess tax benefits and tax deficiencies in the income statement and the practical expedient for estimating expected term should be applied prospectively. An entity may elect to apply the amendments related to the presentation of excess tax benefits on the statement of cash flows using either a prospective transition method or a retrospective transition method. In general, Amendments simplify several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted. The Group is currently evaluating the impact this new guidance will have on its consolidated financial statements.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THECONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

2.	Principal Accounting Policies (continued)

(ai) Change in Reporting Currency to the Renminbi

Effective July 1, 2015, the Company changed its reporting currency from United States dollars ("USD") to Chinese Renminbi ("RMB"). The change in reporting currency is to improve investors’ ability to evaluate the Company’s financial results against other comparable publicly traded companies in the industry as most of them use RMB as their reporting currency. Prior to July 1, 2015, the Company reported its annual and quarterly consolidated balance sheets and consolidated statements of comprehensive income and shareholder’s equity and cash flows in USD. The related financial statements prior to December 31, 2015 have been recast to reflect RMB as the reporting currency for comparison to the financial results for the year ended December 31, 2015.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THECONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

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

Accounts receivable are typically unsecured and are derived from revenues earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

Concentration of customers and suppliers

There are no customers or suppliers from whom revenue or purchases individually represent greater than 10% of the total revenues or the total purchases for the periods presented.

Foreign currency risk

The Group’s operating transactions and its assets and liabilities are mainly denominated in RMB. The account payable generated by Jumei Global are denominated in Hong Kong dollars, U.S. dollars, Australian dollars, Japanese Yen, and Korean Won. We do not believe that the currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. The Group’s cash and cash equivalents and short-term investments denominated in RMB that are subject to such government controls amounted to RMB1,316,106 and RMB2,630,624 as of December 31, 2014 and 2015, respectively. The value of the RMB is subject to changes by the central government policies and international economic and political developments that affect the supply and demand of RMB in the foreign exchange market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THECONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

4.	Fair value measurement

As of December 31, 2014 and 2015, information about inputs into the fair value measurements of the Group’s assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair value measurement at reporting date using
Description	December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
			RMB	RMB
Bank time deposits with an original maturity of three months or less	693,720	-	693,720	-

Bank time deposits and short-term investments with an original maturity more than three months but less than one year	2,524,420	-	2,524,420	-
Total	3,218,140	-	3,218,140	-

		Fair value measurement at reporting date using
Description	December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
			RMB	RMB
Bank time deposits with an original maturity of three months or less	1,753,000	-	1,753,000	-

Bank time deposits and short-term investments with an original maturity more than three months but less than one year	363,000	-	363,000	-
Investment security	135,952	135,952	-	-
Total	2,251,952	135,952	2,116,000	-

Investment security

The Group values its investment security using quoted prices for the underlying security in active market, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 1.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THECONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

5.	Loans receivable

The following is a summary of loans receivable:

	As of December 31,
	2014	2015
	RMB	RMB
Entrusted loans	15,500	3,600
Convertible loan	-	549,145
Total	15,500	552,745

On July 22, 2015, the Group made a convertible loan investment of RMB558 million (the “Convertible Loan”) in BabyTree Inc. and its subsidiaries and VIE in PRC (collectively, “BabyTree”).

According to the terms of the Convertible Loan, the Convertible Loan bears no interest for the period before July 22, 2016 (the “Maturity date”), however, if the loan is not repaid at maturity on time, 12% per annum would be charged for the loan outstanding period. On or prior to the Maturity Date, if BabyTree completes its restructuring, the Group shall convert all outstanding loan balance into 11.6% equity interests in BabyTree’s Chinese operation entity, subject to certain protective conversion price adjustments provisions (the “Conversion Features”). In case the proposed restructuring is not completed before the Maturity Date, the Group has the option to convert all or a portion of the outstanding balance of the Convertible loan to shares in BabyTree Inc. (Cayman). In addition the Group has the right to make an additional RMB186 million loan under the same terms to Babytree at the end of 2015 (the “Call Option”), and if certain sales targets are not met by Babytree before the end of 2015, the Group has the right to demand early repayment of RMB186 million of loan balance (the “Put Option”). On March 16, 2016, the Group and BabyTree entered into a supplemental agreement to exercise the Put Option and the Group received RMB186 million of repayment from BabyTree. In addition to the loan arrangements, the Group had also entered into framework agreements outlining business cooperation with BabyTree, whereby the Group sell certain cosmetics and baby care products through BabyTree’s mobile apps and online platform.

The Conversion Features and the Put Option were considered as embedded derivatives that do not meet the criteria to be bifurcated and were accounted for together with the loan receivable. The Call Option was considered as a freestanding derivative and is accounted for at fair value. As such, the initial fair value of RMB16,000 of the Call Option was first allocated out from the initial Convertible Loan and recorded as a freestanding derivative instrument. The Call Option expired at the end of 2015 without exercise. As such, the Call Option value was written down to zero and recorded as a loss included in others, net.

The difference of RMB16,000 between the carrying value and face value of the Convertible Loan was treated as a discount on Convertible Loan and is amortized and recognized as interest income using the effective interest method.

To estimate the fair value of the Call Option, the Company used the Monte Carlo Simulation Model ("Binomial-Model"), which is based on the fair value of invested capital evaluated by market approach. The significant inputs for the valuation model included the following:

Transaction date
Risk free rate of interest	2.38%
Dividend Yield	0%
Maturity Date	2015/12/31
Volatility	55%

The allocation and movement of the Convertible Loan is as following:

RMB
Initial investment amount	558,000
Allocation to Call Option	(16,000)
Recognized the interest income	7,145
Total	549,145

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THECONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

6.	Inventories

 The following is a summary of Inventories:

	As of December 31,
	2014	2015
	RMB	RMB
General merchandise	630,583	990,063
Packing materials and others	3,474	9,218
Less: Inventory write down	(12,285)	(33,771)
Total	621,772	965,510

7.	Prepayment and other current assets

 The following is a summary of prepayments and other current assets:

	As of December 31,
	2014	2015
	RMB	RMB
Supplier rebates receivables	111,809	43,757
Interest receivable	37,886	13,971
Order processing fees	6,647	12,334
Receivables related to employee share options exercise	15,460	4,377
Prepaid advertising fees	13,937	7,795
Government grant receivables	-	8,850
Prepaid vendors deposits	5,780	25,854
Prepaid rental fees	4,338	2,784
Other receivables	5,164	8,208
Total	201,021	127,930

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THECONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

8.	Long-term investment

Long-term investment of RMB32,468 represents ownership of 714,286 shares of Series AA Preferred Shares in an online retailer in United States. Such investment is accounted for under the cost method. As of December 31, 2015, no impairments have been recorded for the investment.

The Group subsequently sold the investment for RMB39,751 in February 2016.

9.	Investment security

As of December 31,
2015
RMB
Purchase on May 6, 2015	172,639
Unrealized loss	(46,480)
Unrealized exchange difference	9,793
Balance at December 31, 2015	135,952

On May 6, 2015, the Company entered into a share purchase agreement to acquire 2% equity stake in IT'S SKIN CO., LTD. (“IT'S SKIN”), a South Korean company engaged in the sale of beauty products, for a total cash consideration of RMB172,639. Such investment is accounted for under the cost method at initial recognition.

IT'S SKIN listed on the KOSPI market in December 28, 2015. Therefore the investment was reclassified as available-for-sale investment which is reported at fair value with unrealized gains or losses recorded in accumulated other comprehensive income in consolidated statements of shareholders’ equity.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THECONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

10.	Property, equipment and software, net

The following is a summary of property, equipment and software, net:

	As of December 31,
	2014	2015
	RMB	RMB
Equipment	24,101	34,802
Leasehold improvements	22,245	35,741
Servers	14,478	18,057
Office furniture, vehicles and logistics equipment	13,452	19,307
Software	6,907	7,978
Total	81,183	115,885
Less: Accumulated depreciation	(30,462)	(59,840)
Net book value	50,721	56,045

Depreciation expenses for the years ended December 31, 2013, 2014 and 2015 were RMB8,099, RMB18,530 and RMB29,814, respectively.

11.	Accrued expenses and other current liabilities

 The following is a summary of accrued expenses and other current liabilities:

	As of December 31,
	2014	2015
	RMB	RMB
Payables related to employee share options exercise	40,221	6,886
Payroll and welfare benefits accruals	28,925	29,488
Deposits from service providers	27,198	32,618
Server custody and bandwidth fee accruals	9,247	12,007
Professional fees payable	5,379	5,397
Rentals	4,104	4,928
Others	8,324	10,918
Total	123,398	102,242

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THECONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

12.	Taxation

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

(b) Income Taxes

The following table sets forth current and deferred portion of income tax expenses/ (benefits) of the Group:

	For the Year Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB
Current tax provision	93,289	91,403	63,527
Deferred tax provision/ (benefits)	(4,713)	6,680	7,876
Income tax expenses	88,576	98,083	71,403

Cayman Islands (“Cayman”)

Under the current laws of the Cayman Islands, the Group is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Entities incorporated in Hong Kong are subject to Hong Kong profit tax at a rate of 16.5% since January 1, 2010.

Korea

Entities incorporated in Korea are subject to Korea profit tax at a rate of 22%.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THECONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

12.	Taxation (continued)

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

In April 2008, the State Administration of Taxation, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the certification of High and New Technology Enterprises (“HNTE”) specifying the criteria and procedures. Reemake Media was granted as a HNTE in December 2012 and extended in September 2015, is entitled to the preferential enterprise income tax rate of 15% from 2015 through 2018 and is in the process of renewal the HNTE.

Tianjin Cyril was granted as a HNTE in October 2014, is entitled to the preferential enterprise income tax rate of 15% from 2014 through 2017.

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

Reconciliation of the differences between statutory tax rate and the effective tax rate

Substantially all of the Group’s income before tax is from the operations in the PRC. The following table sets forth reconciliation between the statutory CIT rate and the effective tax rate:

	For the Years Ended December 31,
	2013	2014	2015

Statutory income tax rates	25%	25%	25%
Effect of preferential tax treatments	(6%)	(8%)	(14%)
Change in valuation allowance	1%	2%	19%
Permanent differences	16%	2%	3%
Effect of withholding tax	-	-	2%
Effect on tax rates in different tax jurisdiction	-	(1%)	(1%)
Effective tax rate	36%	20%	34%

The permanent differences in 2013, 2014 and 2015 were mainly attributable to non-tax deductible share based compensation expenses.

The aggregate amount of the preferential tax were RMB22,610, RMB41,307 and RMB29,226 in 2013, 2014 and 2015, respectively, and the per share effect of the preferential tax were RMB0.38, RMB0.36 and RMB0.20 in 2013, 2014 and 2015, respectively.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THECONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

12.	Taxation (continued)

Deferred tax assets

The following table sets forth the significant components of the aggregate deferred tax assets:

	As of December 31,
	2014	2015
	RMB	RMB
Current
Deferred tax assets:
Accrued payroll and other expenses	2,650	444
Less: valuation allowance	(55)	(444)
Total current deferred tax assets, net	2,595	-

Non-current
Deferred tax assets:
Net operating loss carry forwards	2,038	35,489
Excess advertising expenses carry forwards	12,281	9,904
Accrued payroll and other expenses	3,298	2,140
Fair value change-investment security	-	7,791
Others	3,700	6,680
Less: valuation allowance	(12,165)	(58,124)
Total non-current deferred tax assets, net	9,152	3,880
Total deferred tax assets, net	11,747	3,880

Movement of valuation allowance

	As of December 31,
	2014	2015
	RMB	RMB
Current:
Balance at beginning of the period	(6)	(55)
Current period addition	(49)	(389)
Balance at the end of the period	(55)	(444)

Non-current:
Balance at beginning of the period	(1,964)	(12,165)
Current period addition	(10,201)	(45,959)
Balance at the end of the period	(12,165)	(58,124)

Uncertainty tax position

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2014 and 2015, the Group did not have any significant unrecognized uncertain tax positions. The Group does not anticipate any significant increase to our liability for unrecognized tax benefit within the next 12 months. Interest and penalties related to income tax matters, if any, is included in income tax expense.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THECONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

12.	Taxation (continued)

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

According to Korean Income Tax Law, a withholding income tax of 22% will be levied on the immediate holding company outside Korea when our subsidiaries incorporated in Korea declare dividend out profit earned.

Under U.S. GAAP, undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. The presumption may be overcome if the Company has sufficient evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely.

The Group intends to re-invest all earnings generated from its PRC subsidiaries indefinitely or be subject to a significant withholding tax should its policy change to allow for earnings distribution offshore. As of December 31, 2014 and 2015, the Group did not record any withholding tax on the retained earnings of its FIEs in the PRC as the Company intends to re-invest its earnings for use in the operation and expansion of its business in China. The unrecognized deferred tax liabilities for permanently re-invested earnings of the Group’s FIEs in the PRC were RMB37,784, RMB77,865, and RMB108,525 as of December 31, 2014 and 2015, respectively.

The Group intends to distribute all earnings generated by its Korean subsidiaries. The withholding tax were accrued for the earnings for RMB nil and RMB3,852 for the years ended December 31, 2014 and 2015.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THECONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

13.	Redeemable Preferred Shares

On June 25, 2010, the Company issued equity interest with preferential rights for an aggregate consideration of RMB3,101. In conjunction with the Reorganization in April 2011, the above equity interest was converted into 14,474,377 Series A-1 Convertible Redeemable Preferred Shares (“Series A-1 Redeemable Preferred Shares”) for above financing.

On April 8, 2011, upon the completion of the Reorganization, the Company issued 26,000,000 Series A-2 Convertible Redeemable Preferred Shares (“Series A-2 Redeemable Preferred Shares”) for an aggregate consideration of RMB42,515.

On November 18, 2011, the Company issued 5,571,428 Series B Convertible Redeemable Preferred Shares (“Series B Redeemable Preferred Shares”) for an aggregate consideration of RMB38,106.

The Series A-1, A-2 and B Redeemable Preferred Shares are collectively referred to as the “Redeemable Preferred Shares”. On May 16, 2014, the Redeemable Preferred Shares were converted to ordinary shares upon the completion of the IPO.

The Group classified the Series A-1, Series A2 and Series B Preference Shares in the mezzanine section of the consolidated balance sheets because they were contingently redeemable. In addition, the Group recorded accretion on the preference shares to the redemption value from the issuance dates to the earliest redemption dates.

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

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THECONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

14.	Ordinary shares

On December 31, 2013, all the shareholders of the Company adopted a resolution and all the directors of the Company also approved to implement a dual class voting structure (the “Dual Class Structure”). The Dual Class Structure was implemented immediately upon the completion of the IPO of the Company on May 16, 2014. Holders of ordinary shares have the right to receive notice of, attend, speak and vote at general meetings of the Company, and shall, at all times, vote together as one class on all matters submitted to a vote for Members’ consent. Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at general meetings of the Company, and each Class B Ordinary Share shall be entitled to ten (10) votes on all matters subject to the vote at general meetings of the Company. All of the Company’s shares held, directly or indirectly, by Mr. Leo Ou Chen and Mr. Yusen Dai, and their respective affiliates (including shares held by Super ROI Global Holding Limited, Pinnacle High-Tech Limited, or any other company, trust, nominee or agent, if any) was immediately and automatically converted and re-designated into Class B ordinary shares on a one to one basis. Except for the Company’s shares held, directly or indirectly, by Mr. Leo Ou Chen and Mr. Yusen Dai, and their respective affiliates, all of other outstanding ordinary shares prior to IPO were designated as Class A Ordinary Shares and all of outstanding preference shares were automatically converted into Class A Ordinary Shares on a one-for-one basis immediately upon the completion of the IPO.

The Company believes that the incremental value for the super voting right is minimal as there was no change in control.

Upon completion of the Company's IPO on May 16, 2014, the Company's shares were divided into Class A ordinary shares and Class B ordinary shares, at par value of US$0.00025. As of December 31, 2015, 840,000,000 Class A ordinary shares, 60,000,000 Class B ordinary shares and 100,000,000 discretionary shares had been authorized, 146,634,596 ordinary shares had been issued and outstanding, of which 87,829,756 were Class A ordinary shares and 58,804,840 were Class B ordinary shares.

On December 15, 2014, the Company announced that its board of directors has authorized a share repurchase program under which the Company may repurchase up to RMB612 million of its shares over the next 12 months. In 2015, the Company repurchased 10,000 ordinary shares on the open market with a total consideration of RMB890.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THECONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

15.	Share based compensation

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

Under the 2011 Plan, these options have exercise prices ranging from nil to US$15.00 per ordinary share. The options will be exercisable only if option holder continues employment or consultant provide services through each vesting date. Granted options will follow below vesting schedules, one fourth (1/4) of which shall vest and become exercisable upon the first anniversary of the date of grant and one forty-eight (1/48) of the shares subject to the option shall vest each month thereafter, subject to option holder continuing to be a service provider through each vesting date.

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

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THECONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

15.	Share based compensation (continued)

Service-based share options

The Company granted 2,837,500, 500,000 and 745,000 serviced-based share options to its officers, director and employees for the years ended December 31, 2013, 2014 and 2015, respectively under the 2011 Plan and 2014 Plan. These awards generally vest over a four year term. These awards are accounted for in accordance with ASC 718 Compensation – Stock Compensation.

Share-based compensation expenses related to service-based share options of RMB15,520, RMB37,725 and RMB 38,416, were recognized in the consolidated statements of comprehensive income for the years ended December 31, 2013, 2014 and 2015, respectively. The unamortized compensation costs related to unvested awards not yet recognized were RMB74,363 as of December 31, 2015, adjusted for estimated forfeitures, and weighted average period over which it would be recognized was 0.92 years. No income tax benefit was recognized in the consolidated statements of comprehensive income for share-based compensation arrangements for the years ended December 31, 2013, 2014 and 2015, as no tax deduction was claimed. There was no compensation cost capitalized for the years ended December 31, 2013, 2014 and 2015.

The summary of service-based share options activities under the Share Incentive Plan as of December 31, 2015, and changes during the periods, is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Weighted Average fair value at grant date	Aggregate Intrinsic Value
		US$	In years	US$	US$
Outstanding as of December 31, 2012	4,967,000	0.19	8.32	0.30	21,429
Granted	2,837,500	1.09		6.66
Repurchase of vested options	(910,000)	-		0.10
Forfeited	(262,708)	0.88		4.32
Outstanding as of December 31, 2013	6,631,792	0.57	8.13	2.89	85,854
Granted	500,000	15.00		10.68
Forfeited	(136,002)	11.81		8.85
Exercised	(492,893)	0.94		2.16	6,248
Outstanding as of December 31, 2014	6,502,897	1.42	7.29	3.41	79,877
Granted	745,000	15.00		8.05
Forfeited	(273,198)	4.91		7.71
Exercised	(1,427,716)	1.11		5.21	11,357
Outstanding as of December 31, 2015	5,546,983	3.15	6.60	3.36	38,994
Vested and expected to vest as of December 31, 2015	6,373,881	2.65	6.40		46,882
Exercisable as of December 31, 2015	4,794,938	1.04	5.81		40,111

The weighted average grant date fair value of options vested during 2013, 2014, and 2015 was US$1.61, US$3.23, and US$5.76 respectively.

No option expired during years ended December 31, 2013, 2014 and 2015.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THECONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

15.	Share based compensation (continued)

In March 2013, the Company repurchased 910,000 shares of options, a portion of options granted in conjunction with the acquisition of Beijing Shengjinteng for a cash consideration of RMB5,236. The options repurchased were fully vested and were repurchased with price lower than fair value.

The share-based compensation expenses are measured at the fair value of the award as calculated under the Binomial option-pricing model. Assumptions used in the Binomial option-pricing model are presented below:

	For the years ended December 31,
	2013	2014	2015
Risk-free interest rates (%)(1)	2.02%~3.13%	3.35%	2.52%
Exercise multiples(2)	2 times~2.8 times	2.2 times	2.2 times
Expected dividend yield(3)	0%	0%	0%
Expected volatility (%)(4)	43%~44%	43%	46%
Contract life	8.2 years ~10 years	10 years	10 years

1.	The risk-free interest rate is based on the implied yield rates of China government bonds denominated in US$ for a term consistent with the expected life of the awards in effect at the time of grant if such rates are available.
2.	The expected exercise multiple is the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. As the Company did not have sufficient information of past employee exercise history, it was estimated by referencing to Valuing Employee Stock Options (published by John Wiley & Sons. Inc. 2004 edition), a well-accepted academic publication.
3.	The dividend yield was estimated based on the Company’s expected dividend policy over the expected life of the options.
4.	The Company estimates the volatility of its common stock at the date of grant based on the historical volatility of similar U.S. and Hong Kong public companies for a period equal to the expected life preceding the grant date.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THECONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

15.	Share based compensation (continued)

Founders’ shares

In accordance with the shareholders agreement dated as of July 15, 2009, all ordinary shares ultimately owned by the Company’s Founders would become subject to four-year vesting, with 25% vesting on the first anniversary and remainder vesting monthly thereafter in thirty-six equal monthly installments. The Founders’ shares vest immediately in the event that i) Founder’s continuous status as a service provider is terminated by the Company without cause; ii) there occurs a change in control of the Company or iii) there occurs a Qualified IPO as defined in Redeemable Preferred Shares. The Company accounted for this arrangement similar to a reverse stock split, followed by the grant of restricted stock awards subject to service vesting conditions, though these Founders’ shares are legally outstanding from the grant day. Accordingly, compensation cost was measured based on the fair value of the ordinary shares at the grant date and was recognized over the requisite service period.

In connection with the issuance of Redeemable Preferred Shares, the Company amended the vesting schedule of all Founders’ shares under which Founders’ shares that were unrestricted became subject to vesting again with 1/48th of the options vesting each month after the issuance of each Series of Redeemable Preferred Shares. The modification did not result in charge as there was no incremental value resulted from the modification.

For the years ended December 31, 2013, 2014 and 2015, the Company recognized share based compensation expense related to the Founders’ shares of RMB722, RMB1,392, and nil, respectively. Shares were granted to the founders on July 15, 2009, and the fair value per share at that time was US$0.01.

Restricted Shares	Number of Shares
Outstanding as of December 31, 2012	24,379,277
Restricted shares vested	(10,554,394)
Outstanding as of December 31, 2013	13,824,883
Restricted shares vested	(2,513,615)
Conversion to ordinary shares upon IPO	(11,311,268)
Outstanding as of December 31, 2014	-

On October 28, 2013, the Company entered into an agreement with Mr. Hui Liu, one of the Company’s Founders to accelerate all of Mr. Liu’s Founder’s shares upon Mr. Liu’s departure from the Company on March 31, 2013. In conjunction with this agreement, Mr. Liu also transferred 1,293,125 shares to one of the executive officers, at no additional consideration. The fair value of the transferred shares amounted RMB96,764 was treated as share-based compensation to such executive officer for his past services.

On November 20, 2013, Mr. Hui Liu sold 1,355,714 shares to such executive officer for RMB18,392. The difference of RMB88,241 between the fair value of the shares amounted RMB106,633 and RMB18,392 was treated as share-based compensation to such executive officer for his past services.

The total fair value of shares vested during 2013, 2014 and 2015 was RMB449,053, RMB1,922,067 and nil, respectively.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THECONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

15.	Share based compensation (continued)

Restricted Share Units

Summary of Service-Based Restricted Share Units

The summary of Service-Based Restricted Share Units (“RSUs”) activities as of December 31, 2015, and changes during the periods, is presented below:

Restricted Shares	Number of Shares	Weighted-Average Grant-Date Fair Value
		US$
Unvested as of December 31, 2013	-	-
Granted	38,272	22.34
Vested	(3,783)	23.31
Unvested as of December 31, 2014	34,489	22.23
Granted	300,975	16.85
Vested	(8,659)	22.26
Forfeited	(36,357)	16.80
Unvested as of December 31, 2015	290,449	17.33

For the years ended December 31, 2013, 2014 and 2015, total share-based compensation expenses recognized by the Company for the RSUs granted were nil, RMB542, and RMB7,945, respectively.

As of December 31, 2015, there were RMB25,290 of unrecognized share-based compensation expenses related to the RSUs granted. The expenses are expected to be recognized over a weighted-average period of 3.2 years.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THECONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

16.	Earnings per share

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

The following table sets forth the computation of basic and diluted net income per share attributable to Jumei’s ordinary shareholders for the periods indicated:

	For the Year Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB

Numerator:
Net income attributable to Jumei International Holding Limited	156,567	405,141	122,916
Redeemable Preferred Shares redemption value accretion	(11,123)	(4,629)	-
Income allocation to participating preferred shares	(46,473)	(55,984)	-
Numerator for basic and diluted income per share attributable to Jumei’s ordinary shareholders	98,971	344,528	122,916

Denominator:
Weighted average number of ordinary shares – basic	59,475,739	115,090,686	145,901,672
Dilutive effect of share options	4,093,946	5,301,794	3,848,667
Dilutive effect of RSUs	-	450	8,486
Dilutive effect of Founders’ shares	19,627,103	4,824,124	-
Weighted average number of ordinary shares – diluted	83,196,788	125,217,054	149,758,825

Net income per share attributable to Jumei’s ordinary shareholders
- Basic	1.66	2.99	0.84
- Diluted	1.19	2.75	0.82

Potentially dilutive securities that were not included in the calculation of dilutive net income per share because where their inclusion would have been anti-dilutive included share options of nil, 295,770, and 1,098,037 for the years ended December 31, 2013, 2014 and 2015, respectively.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THECONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

17.	Commitments and contingencies

(a)	Commitments

The Group leases its facilities and offices under non-cancelable operating lease agreements. The rental expenses were RMB38,090, RMB70,490 and RMB99,081 for the years ended December 31, 2013, 2014 and 2015, respectively.

 As of December 31, 2015, future minimum commitments under non-cancelable agreements were as follows:

Operating lease
RMB
2016	67,569
2017	18,565
2018	5,298
2019	3,334
2020 and thereafter	195
Total	94,961

Other than those shown above, the Group did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2014 and 2015.

(b)	Contingencies

In December 2014, four putative shareholder class action lawsuits were filed in the United States District Courts for the Southern District of New York and the Eastern District of New York against our company, certain current and former officers and directors of our company, and underwriters in our initial public offering: Lu v. Jumei International Holding Limited et al., Civil Action No. 14 CV 9826 (S.D.N.Y.) (filed on December 11, 2014); Yim v. Jumei International Holding Limited et al., Civil Action No. 14 CV 7269 (E.D.N.Y.) (filed on December 12, 2014, voluntarily dismissed by plaintiffs on March 9, 2015); Yin v. Jumei International Holding Limited et al., Civil Action No. 14 CV 9957 (S.D.N.Y.) (filed on December 17, 2014); and Brock v. Jumei International Holding Limited et al., Civil Action No. 14 CV 9993 (S.D.N.Y.) (filed on December 18, 2014). The complaints in the above-mentioned putative shareholder class action lawsuits allege that our company’s registration statement for our initial public offering and/or certain subsequent press releases, financial statements, and other disclosures made by our company contained material misstatements or omissions in violation of the federal securities laws. On March 9, 2015, the plaintiffs voluntarily dismissed without prejudice the putative class action originally filed in the District Court for the Eastern District of New York, Yim v. Jumei International Holding Limited et al. On June 22, 2015, the District Court for the Southern District of New York consolidated the remaining three putative class actions into one action, In re Jumei International Holding Limited Securities Litigation, Civil Action No. 14 CV 9826 (S.D.N.Y.), appointed a lead plaintiff and approved the lead plaintiff’s selection of lead counsel. On October 16, 2015, the lead plaintiff filed–purported on behalf of a class of persons who allegedly suffered damages as a result of their trading activities related to our ADSs between May 16, 2014 and November 19, 2014—a Consolidated Amended Complaint, which advances similar allegations as the previously filed complaints, seeks to represent and alleges violations of Sections 11 and 15 of the Securities Act of 1933, 15 U.S.C. §§ 77k and 77o and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, 15 U.S.C. §§ 78(b) and 78t(a), and Rule 10b-5 promulgated thereunder, 17 C.F.R. § 240.10b-5. On March 22, 2016, we and the underwriters in our initial public offering filed a joint motion to dismiss the Consolidated Amended Complaint.

The action remains at its preliminary stages. The Group believes the case is without merit and intend to defend the actions vigorously.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THECONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

18.	Related party transactions

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2015:

Name of related parties	Relationship with the Group
Beijing Jushangminghui Commerce and Trade Co., Ltd.	A company controlled by a beneficial owner of the Company and his immediate family member
Beijing Fanbosha Commerce and Trade Co., Ltd.	A company controlled by a beneficial owner of the Company and his immediate family member

During the years ended December 31, 2013, 2014 and 2015, significant related party transactions were as follows:

(a)	The Group entered into the following transactions with related parties:

	For the Year Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB

Purchases of merchandises:
Beijing Fanbosha Commerce and Trade Co., Ltd.	27,863	4,141	-
Beijing Jushangminghui Commerce and Trade Co., Ltd.	59,767	526	-

(b) The Group had no balance with related parties as of December 31, 2014 and 2015.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THECONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

19.	Subsequent events

The Group assessed subsequent events through April 29, 2016, which is the date the consolidated financial statements were issued, and determined there were no material events or transactions needing recognition or additional disclosure other than the followings:

On January 22, 2016, the Group purchased 2,000,000 shares of Series A Preferred Shares from another online retailor incorporated in the United States for cash consideration of US$15,000,000 which represents 16.67% of total outstanding shares of that entity.

On January 29, 2016, the Group acquired land use rights with RMB81.6 million for 169,456 square meters of warehouse land in Suzhou, the PRC.

On February 17, 2016, Jumei has received a non-binding proposal letter from Mr. Leo Ou Chen, Founder, Chairman of the Board of Directors and CEO of the Company, Mr. Yusen Dai, Co-founder, Director and Vice President of Products of the Company, and the Sequoia funds, (together, the "Buyer Group"), proposing a "going-private" transaction to acquire all of the outstanding ordinary shares of Jumei not already owned by the Buyer Group for US$ 7.0 in cash per American depositary share ("ADS"), which represents a premium of 26.6% above the average closing price of the Company's ADSs over the last 10 trading days.

On April 25, 2016, the Group entered into a share purchase agreement ("Repurchase Agreement") with the non-controlling interests of one our subsidiary incorporated in Korea. In accordance with the Repurchase Agreement, the Group will dispose 31.1% share of interests of this subsidiary which the Group had 51% share of interests as of December 31, 2015, to its non-controlling interests at a cash consideration of RMB19,363 (KRW3,454,819,695). Upon the completion of Repurchase Agreement, the Group will not control the subsidiary any longer.

20.	Restricted net assets

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

The Company performed a test on the restricted net assets of consolidated subsidiaries, VIEs and the subsidiary of the VIEs (the "Restricted Net Assets") in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), "General Notes to Financial Statements" and concluded that the Restricted Net Assets did not exceed 25% of the consolidated net assets of the Company as of December 31, 2015.

