Form 20-F
period 2016-12-31
Jumei International Holding Ltd
filed 2017-05-01
CIK 1597680

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

As of December 31, 2016, there were 149,706,286 ordinary shares outstanding, par value $0.00025 per share, being the sum of 90,901,446 Class A ordinary shares and 58,804,840 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board Other ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

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

Item 2.           Offer Statistics and Expected Timetable

Not applicable.

Item 3.           Key Information

A.            Selected Financial Data

The following summary consolidated statements of income data for the years ended December 31, 2014, 2015 and 2016, summary consolidated balance sheets data as of December 31, 2015 and 2016 and summary consolidated cash flow data for the years ended December 31, 2014, 2015 and 2016 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The summary consolidated statements of income/(loss) data for the years ended December 31, 2012 and 2013, summary consolidated balance sheets data as of December 31, 2012, 2013 and 2014 and summary consolidated cash flow data for the years ended December 31, 2012 and 2013 have been derived from our audited consolidated financial statements which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

You should read the summary consolidated financial information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	For the Year Ended December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)
Summary Consolidated Statements of Income/(Loss):
Net revenues:
Merchandise sales	1,319,681	2,556,139	3,355,914	7,113,278	6,174,721	889,345
Marketplace services	152,539	434,977	531,617	229,681	102,462	14,757
Total net revenues	1,472,220	2,991,116	3,887,531	7,342,959	6,277,183	904,102
Cost of revenues	(937,660)	(1,754,539)	(2,350,702)	(5,225,669)	(4,524,897)	(651,721)
Gross profit	534,560	1,236,577	1,536,829	2,117,290	1,752,286	252,381
Operating expenses
Fulfillment expenses	(182,328)	(366,795)	(434,691)	(948,954)	(769,651)	(110,853)
Marketing expenses	(230,303)	(322,965)	(499,115)	(655,314)	(427,827)	(61,620)
Technology and content expenses	(27,875)	(62,068)	(135,698)	(169,694)	(216,310)	(31,155)
General and administrative expenses	(30,060)	(246,052)	(102,527)	(191,918)	(206,243)	(29,705)
Total operating expenses(1) :	(470,566)	(997,880)	(1,172,031)	(1,965,880)	(1,620,031)	(233,333)
Income from operations	63,994	238,697	364,798	151,410	132,255	19,048
Other income/(expenses)

	For the Year Ended December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)
Interest income	1,255	5,675	82,251	114,123	85,597	12,329
Others, net	(586)	771	56,397	(59,289)	76,271	10,985
Share of income from equity method investment	—	—	—	—	2,452	353
Impairment of investment security	—	—	—	—	(114,789)	(16,533)
Income before tax	64,663	245,143	503,446	206,244	181,786	26,182
Income tax expenses	(13,507)	(88,576)	(98,083)	(71,403)	(31,604)	(4,552)
Net income	51,156	156,567	405,363	134,841	150,182	21,630
Net income attributable to noncontrolling interests	—	—	(222)	(11,925)	(7,958)	(1,146)
Net income attributable to Jumei International Holding Limited	51,156	156,567	405,141	122,916	142,224	20,484
Accretion to preferred share redemption value	(10,616)	(11,123)	(4,629)	—	—	—
Income allocation to participating Redeemable Preferred Shares	(8,203)	(46,473)	(55,984)	—	—	—
Net income attributable to Jumei’s ordinary shareholders	32,337	98,971	344,528	122,916	142,224	20,484

Weighted average number of ordinary shares used in per share calculations(2):
- Basic	50,070,659	59,475,739	115,090,686	145,901,672	149,477,388	149,477,388
- Diluted	83,672,986	83,196,788	125,217,054	149,758,825	150,069,205	150,069,205
Net income per share attributable to Jumei’s ordinary shareholders:
- Basic	0.65	1.66	2.99	0.84	0.95	0.14
- Diluted	0.39	1.19	2.75	0.82	0.95	0.14
Net income per ADS attributable to Jumei’s ordinary shareholders(3):
- Basic	0.65	1.66	2.99	0.84	0.95	0.14
- Diluted	0.39	1.19	2.75	0.82	0.95	0.14

(1)         Share-based compensation expenses are allocated in operating expenses items as follows:

	For the Year Ended December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Fulfillment expenses	2	2,347	5,865	6,860	6,299	907
Marketing expenses	2	2,963	10,017	8,621	8,062	1,161
Technology and content expenses	187	4,846	8,347	8,335	4,233	610
General and administrative expenses	1,473	191,092	14,888	22,545	19,678	2,834

(2)         Immediately prior to the completion of our initial public offering in May 2014, all of the ordinary shares then held by Super ROI Global Holding Limited and Pinnacle High-Tech Limited were re-designated as Class B ordinary shares on a one-for-one basis and all of the then remaining ordinary shares and preferred shares that were issued and outstanding were automatically converted and re-designated into Class A ordinary shares on a one-for-one basis.

(3)         Each ADS represents one Class A ordinary share.

	As of December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands except for share data)
Summary Consolidated Balance Sheets Data:
Cash and cash equivalents	188,337	679,208	1,012,127	2,564,287	2,301,471	331,481
Accounts receivable, net	9,142	17,116	26,942	76,937	28,868	4,158
Inventories	92,699	199,084	621,772	965,510	646,116	93,060
Total assets	448,157	1,191,962	4,549,430	4,991,673	4,746,101	683,580
Accounts payable	242,569	541,225	889,960	1,030,200	605,131	87,157
Total liabilities	338,307	729,818	1,179,697	1,347,661	858,969	123,718
Total mezzanine equity	96,832	107,955	—	—	—	—
Ordinary shares	135	135	237	239	244	35
Total shareholders’ equity	13,018	354,189	3,369,733	3,644,012	3,887,132	559,862
Number of outstanding ordinary shares	79,124,394	79,124,394	145,205,128	146,634,596	149,706,286	149,706,286

	As of December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by operating activities	172,575	524,750	422,444	151,497	83,518	12,029
Net cash provided by/(used in) investing activities	(41,665)	(28,753)	(2,575,715)	1,383,691	(440,461)	(63,441)
Net cash provided by/(used in) financing activities	—	(5,236)	2,486,702	4,417	13,285	1,913
Effect of exchange rate changes on cash and cash equivalents	(20)	110	(512)	12,555	80,842	11,646
Net increase/(decrease) in cash and cash equivalents	130,890	490,871	332,919	1,552,160	(262,816)	(37,853)
Cash and cash equivalents at beginning of year	57,447	188,337	679,208	1,012,127	2,564,287	369,334
Cash and cash equivalents at end of year	188,337	679,208	1,012,127	2,564,287	2,301,471	331,481

Exchange Rate Information

Our business is primarily conducted in China and almost all of our revenues are denominated in RMB, and we report our financial results in RMB. Current period amounts in this annual report are translated into U.S. dollars for the convenience of the readers. The conversion of RMB into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.9430 to US$1.00, the noon buying rate in effect as of December 30, 2016. Our net GMV amounts for the historical periods are denominated in RMB and were translated into U.S. dollar amounts using the applicable average exchange rate for each relevant period. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 21, 2017, the noon buying rate was RMB6.8845 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period-End	Average(1)	Low	High
	(RMB per U.S. Dollar)

2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
October	6.7735	6.7303	6.7819	6.6685
November	6.8837	6.8402	6.9195	6.7534
December	6.9430	6.9198	6.9580	6.8771
2017
January	6.8768	6.8907	6.9575	6.8360
February	6.8665	6.8694	6.8821	6.8517
March	6.8832	6.8940	6.9132	6.8687
April (through April 21, 2017)	6.8845	6.8871	6.8988	6.8778

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

China’s retail market for beauty products is fragmented and highly competitive. We face competition from traditional beauty products retailers, such as Watsons and Sephora, and online beauty products retailers, as well as e-commerce platform companies, such as Alibaba Group, which operates Taobao.com and Tmall.com, Amazon China, which operates Amazon.cn, JD.com, Inc., which operates JD.com, E-Commerce China Dangdang Inc., which operates Dangdang.com, and Vipshop Holdings Limited, which operates VIP.com and Lefeng.com. See “Item 4. Information on the Company — B. Business Overview — Competition.” Our current or future competitors may have longer operating histories, greater brand recognition, better supplier relationships, larger customer bases, more cost-effective fulfillment capabilities or greater financial, technical or marketing resources than we do. Competitors may leverage their brand recognition, experience and resources to compete with us in a variety of ways, including investing more heavily in research and development and making acquisitions for the expansion of their products and services. Some of our competitors may be able to secure more favorable terms from suppliers, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory policies and devote substantially more resources to their website and system development than us. In addition, new and enhanced technologies may increase the competition in the online retail market. Increased competition may reduce our profitability, market share, customer base and brand recognition. There can be no assurance that we will be able to compete successfully against current or future competitors, and such competitive pressures may have a material and adverse effect on our business, financial condition and results of operations.

Our limited operating history makes it difficult to evaluate our business and prospects.

We commenced our beauty products retail business in March 2010 and have a limited operating history. Our total net revenues increased by 87.2% from RMB3.9 billion in 2014 to RMB7.3 billion in 2015, and decreased by 14.5% to RMB6.3 billion (US$904.1 million) from 2015 to 2016. Our net income decreased by 66.7% from RMB405.4 million in 2014 to RMB134.8 million in 2015, and increased by 11.4% to RMB150.2 million (US$21.6 million) from 2015 to 2016. Our historical performance may not be indicative of our future financial results. We cannot assure you that we will be able to achieve similar positive results or grow at the same rate as we did in the past, or avoid similar negative results or decline in the future. Growth may slow or become negative, and net revenues or net income may decline for a number of possible reasons, some of which are beyond our control, including decreasing consumer spending, increasing competition, slowing growth of our overall market, fulfillment bottlenecks, emergence of alternative business models, changes in government policies or general economic conditions. It is difficult to evaluate our prospects, as we may not have sufficient experience in addressing the risks to which companies operating in rapidly evolving markets may be exposed. You should consider our prospects in light of the risks and uncertainties that companies with a limited operating history may encounter.

Our growth prospects could be negatively impacted by our decision to terminate our marketplace beauty products and luxury products sales to shift our marketplace beauty products sales to merchandise sales.

In the third quarter of 2014, we began to shift our marketplace beauty product sales to our merchandise sales. By the end of 2014, we had replaced most of our historical marketplace beauty product offerings using procurements through direct brand cooperation, department stores and our Jumei Global. While our decision to undertake such transitions were driven by our determination to ensure the authenticity and quality of the products sold through our internet platform, such transitions have resulted in a decrease in the number of SKUs available through our internet platform and exerted increased pressure on our merchandizing team to source the relevant beauty products directly. Furthermore, the termination of marketplace beauty product sales and the shift to merchandising sales had a negative impact on our financial performance since 2014. Although we are taking measures to improve operating efficiency, we cannot assure you that the shift would not continue to have negative impact on our results of operations or financial results in the future. Our decision to terminate our marketplace beauty products and luxury products sales to shift our marketplace beauty products sales to merchandise sales may negatively impact our future growth prospects and financial performance.

If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

We have generally been growing since our inception. Expansion has placed, and continues to place, significant strain on our management and resources. To accommodate our growth, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. We will also need to continue to expand, train, manage and motivate our workforce and manage our relationships with customers, suppliers, brand owners, third-party merchants and other service providers. As we selectively increase our product offerings, we will need to work with different groups of new suppliers and third-party merchants efficiently and establish and maintain mutually beneficial relationships with our existing and new suppliers, brand owners and third-party merchants. All of these endeavors involve risks, and will require substantial management effort and significant additional expenditures. We cannot assure you that we will be able to manage our growth or execute our strategies effectively, and any failure to do so may have a material adverse effect on our business and prospects.

Our expansion into new product categories and of our Jumei Global sales channel may expose us to new challenges and more risks and may lower our profit margins.

Since our inception, we have focused on selling beauty products online. We have expanded the product offerings on our internet platform to include selected categories of baby, children and maternity products, health supplements, light luxury products as well as apparel and other lifestyle products. Expansion into new product categories involve new risks and challenges. Our lack of familiarity with these products and lack of relevant customer data relating to these products may make it more difficult for us to keep pace with the evolving customer demands and preferences.

We launched our Jumei Global sales channel in September 2014, which allows Chinese consumers to directly purchase products from overseas on our internet platform. We currently offer beauty products, baby, children and maternity products, light luxury products as well as health supplements through our Jumei Global sales channel, which expose us to new challenges and more risks associated with, for example, managing a global logistical network, operating directly in foreign jurisdictions and handling more complex supply and product return issues. Furthermore, our expansion of our Jumei Global sales channel has required us to make significant investment in building a global supply and logistics infrastructure and incurred considerable costs. The PRC regulatory framework, as well as the implementation policies of local authorities, in respect of overseas direct purchase and sale of merchandise are still evolving. New applicable laws and regulations and new interpretation of the existing laws and regulations may be adopted from time to time to address new issues that arise, and additional licenses and permits may be required. As a result, substantial uncertainties exist regarding the evolution of the regulatory system and the interpretation and implementation of current and future PRC laws and regulations applicable to our Jumei Global business. Further, certain regulatory changes may negatively impact the operations and financial performance of Jumei Global. For example, the change of PRC regulation of import tax on consumer goods imported through cross-border e-commerce platforms resulted in a decline in sales volume and decrease in revenue from Jumei Global.

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

In 2016, we worked with approximately 2,244 suppliers and third-party merchants on our internet platform. Although we have adopted measures to verify the authorization of products sold through us and avoid potential infringement of third-party intellectual property rights in the course of sourcing and selling products, we may not be successful in ensuring all products sold on our platform have proper authorization.

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

Furthermore, although as an online distributor we are not required to obtain customs clearance or other specific cosmetics-related permits, we are required under the relevant PRC laws to check whether importers have obtained the requisite import related permits or filings and whether the products have passed the quality inspection before they are sold and distributed in the China market. In the past, for products imported from outside of the PRC, we had requested our suppliers and third-party merchants to provide the relevant import permits or filings. To reduce any legal risks that we may be exposed to, we have adopted internal policy and procedures to periodically check import permits or filings as well as import tariff payments of our suppliers and third-party merchants. If any of our suppliers or third-party merchants has evaded import tariffs or fails to obtain clearance from the customs or inspection and quarantine bureaus and sold such imported products to us or on our internet platform, we may be subject to fines, suspension of business, as well as confiscation of products illegally sold and the proceeds from such sales, depending on the nature and gravity of such liabilities. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation Relating to Distribution of Cosmetics.”

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

Since our inception, we have focused on selling beauty products online. We expect that sales of beauty products will continue to be our focus and represent a substantial portion of our total net revenues in the near future. We have increased our offerings to include other product categories, mainly baby, children and maternity products, health supplements, light luxury products, as well as apparel and other lifestyle products. However, our sales of these new products may not increase to a level that would substantially reduce our dependence on online sales of beauty products. We face intense competition from other online retailers of beauty products and from established companies with physical stores that are moving into the online space. Any event that results in a reduction in our sales of beauty products could materially and adversely affect our ability to maintain or increase our current level of net revenue and business prospects.

If we fail to manage and expand our relationships with suppliers and third-party merchants, or otherwise fail to procure products at favorable terms, our business and growth prospects may suffer.

We worked with approximately 2,400, 2,091 and 2,244 suppliers and third-party merchants in 2014, 2015 and 2016, respectively. Our suppliers and third-party merchants include brand owners, brand distributors, resellers and suppliers of our exclusive products. Maintaining strong relationships with these suppliers and third-party merchants is important to the growth of our business.

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

We believe our fulfillment network, currently consisting of strategically located logistics centers in Tianjin, Zhengzhou, Chengdu, Guangzhou, Shenyang, Ningbo, Suzhou and Hong Kong, is essential to our business. We have started and will continue integrating and consolidating our logistics centers to increase the overall capacity of our fulfillment network, accommodate more customer orders and provide better coverage of our target markets. In January 2016, we acquired land use rights for 169,456 square meters of warehouse land in Suzhou, on which we are building a new self-owned logistics center. We intend to start using the new logistics center in Suzhou in the third quarter of 2017. Our fulfillment network is complex and challenging to operate. We cannot assure you that we will be able to lease facilities suitable to our needs on commercially acceptable terms or at all. We may not be able to recruit a sufficient number of qualified employees with regards to the expansion of our fulfillment network. In addition, the expansion of our fulfillment infrastructure may strain our managerial, financial, operational and other resources. If we fail to manage such expansion successfully, our growth potential, business and results of operations may be materially and adversely affected.

We depend on numerous third-party delivery service providers to deliver our products, and if they fail to provide reliable delivery services, our business and reputation may be materially and adversely affected.

We used a network of 86 third-party inter-city transportation companies and local third-party delivery service providers companies to deliver parcels to our customers as of December 31, 2016. For customers in remote areas not covered by our delivery network, we use the state-owned China postal services to deliver our products. Interacting with and coordinating the activities of many delivery companies are complicated and any major interruptions to or failures in these third parties’ shipping services could prevent the timely or successful delivery of our products. These interruptions may be due to unforeseen events that are beyond our control or the control of these third-party delivery companies, such as inclement weather, natural disasters, transportation interruptions or labor unrest or shortage. If our products are not delivered on time or are delivered in a damaged state, customers may refuse to accept our products and have less confidence in our services. Thus, we may lose customers, and our financial condition and reputation could suffer. In addition, as local delivery service providers tend to be small companies with limited capital resources, they may be more likely to go bankrupt, go out of business or encounter financial difficulties, in which case we may not be able to retrieve our products in their possession, arrange for delivery of those products by an alternative carrier, receive the payments the delivery service providers collect for us, or hold them accountable for the losses they cause us. Although we generally only pay the delivery service providers after they have performed their services, such payment arrangements may not be sufficient to cover the risks to which we are exposed. In addition, if the delivery service providers cease to provide cash deposits to us or significantly reduce the amount of such deposits, our working capital requirements may increase and our operating cash flow may be materially and adversely affected. Delivery of our products could also be affected or interrupted by the merger, acquisition, insolvency or government shut-down of the delivery companies we engage to make deliveries, especially those local companies with relatively small business scales. The occurrence of any of these problems, alone or together, could damage our reputation and materially and adversely affect our business and results of operations.

Any interruption in the operation of our logistics centers for an extended period may have an adverse impact on our business.

The beauty products we sell are stored in our logistics centers. We have logistics centers in each of Tianjin, Zhengzhou, Chengdu, Guangzhou, Shenyang, Ningbo, Suzhou and Hong Kong.  All of our logistics centers are leased from third parties. If any of the landlords terminate the lease agreements with us, or materially alter any existing arrangements with us, we may be forced to leave the premises and may not be adequately compensated for our investments or at all, and our business, results of operations and financial condition may be materially and adversely affected as a result.

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

We have invested and will continue to invest in expanding our logistics center capability and upgrading our technology platform. Furthermore, we are building a self-owned logistics center in Suzhou. We expect to continue to invest in our fulfillment and technology capabilities as our business further develops. We also intend to continue to add personnel and other resources to our logistics centers and technology platform. We are likely to incur costs associated with these investments earlier than some of the anticipated benefits, and the return on these investments may be lower, or may develop more slowly, than we expect. We may not be able to recover our capital expenditures or investments, in part or in full, or the recovery of these capital expenditures or investments may take longer than expected. As a result, the carrying value of the related assets may be subject to an impairment charge, which could adversely affect our profitability.

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

We sell products manufactured by third parties, some of which may be defectively designed or manufactured, of inferior quality or counterfeit. For example, beauty products in general, regardless of their authenticity or quality, may cause allergic reactions or other illness that may be severe for certain customers. Sales and distributions of products on our internet platform could expose us to product liability claims relating to personal injury and may require product recalls or other actions. Third parties that suffered such injury may bring claims or legal proceedings against us as the retailer of the products or as the marketplace service provider. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation Relating to Product Quality and Consumer Protection.” Although we would have legal recourse against the manufacturers, suppliers or third-party merchants of such products under PRC law, attempting to enforce our rights against the manufacturers, suppliers or third-party merchants may be expensive, time-consuming and ultimately futile. Defective, inferior or counterfeit products or negative publicity as to personal injury caused by products sold on our platform may adversely affect consumer perceptions of our company or the products we sell, which could harm our reputation and brand image. In addition, we do not currently maintain any product liability insurance in relation to products we sell. Our third-party liability insurance coverage does not include products offered through third-party merchants, and the coverage on merchandise sales products might be insufficient. As a result, any material product liability claim or litigation could have a material and adverse effect on our business, financial condition and results of operations. Even unsuccessful claims could result in the expenditure of funds and managerial efforts in defending them and could have a negative impact on our reputation.

If we are unable to conduct our marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected.

We have incurred expenses on a variety of different marketing and brand promotion efforts designed to enhance our brand recognition and increase sales of our products. Our marketing and promotional activities may not be well received by customers and may not result in the levels of product sales that we anticipate. We incurred RMB499.1 million, RMB655.3 million and RMB427.8 million (US$61.6 million) in marketing expenses in 2014, 2015 and 2016, respectively. Marketing approaches and tools in the consumer products market in China are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and customer preferences, which may not be as cost-effective as our marketing activities in the past and may lead to significantly higher marketing expenses in the future. While our innovative marketing campaigns, including our “I endorse myself” micro-films starring our senior executive officers, have proven to be highly successful, we cannot assure you that we can continue to produce, or benefit from, such unique and effective marketing campaigns in the future. Failure to refine our existing marketing approaches or to introduce new effective marketing approaches in a cost-effective manner could reduce our market share, cause our net revenues to decline and negatively impact our profitability.

Our online marketplace is subject to risks associated with third-party merchants.

We are a service provider to third party merchants who sell apparel and other lifestyle products on our internet platform and charge service fees for such sales. We historically offered certain beauty products through third-party merchants and generated marketplace service revenues from such third-party merchants. In the third quarter of 2014, we began the process of terminating our marketplace beauty product sales and shifting our marketplace beauty product sales to our merchandise sales. We have completed the termination of our marketplace beauty product sales. We historically provided fulfillment services to third-party merchants who sold beauty products through our internet platform and charged such third-party merchants for such services. For 2016, our net revenues generated from our marketplace services accounted for approximately 1.6% of our total net revenues. Our third-party merchants use their own delivery systems or service providers to deliver products to our customers, which makes it difficult for us to ensure that our customers get the same service for other products sold by us on our internet platform. If any third-party merchant does not control the quality of the products that it sells, or if it does not deliver the products or delivers products that are materially different from its description of them, or if it sells counterfeit or defective products or products without proper authorization on our internet platform and we fail to discover or take necessary measures to prevent such behavior, the reputation of our internet platform and our Jumei (聚美) brand may be materially and adversely affected, and we could face claims that we should be held liable for any losses and damages arising from such misbehavior or infringement. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation Relating to Product Quality and Consumer Protection.” In addition, the supplier relationships, customer acquisition analytics and working capital requirements for our marketplace business may not be the same as those for our online direct sales operations, which may complicate the management of our business. In order for our marketplace business to be successful, we may continue to identify and attract new third-party merchants, and we may not be successful in this regard.

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

Our business operations depend on the continued services of our senior management, particularly the executive officers named in this annual report. If our management team cannot work together effectively or efficiently, our business may be severely disrupted. One or more of our executive officers may be unable or unwilling to continue their service to us, and we might not be able to replace them easily or at all. For example, Tony Tao Zhou, our vice president of logistics resigned for personal reasons, effective on November 30, 2016. There can be no assurance that we will not have departures from our management team in the future. Our business, financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain personnel. If any of our executive officers joins a competitor or forms a competing business, we may lose customers, suppliers, know-how and key professionals and staff members. Our executive officers have entered into employment agreements and confidentiality and non-competition agreements with us. However, if any dispute arises between our officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

If we are unable to recruit, train and retain qualified personnel or sufficient workforce while controlling our labor costs, our business may be materially and adversely affected.

We intend to hire additional qualified employees to support our business operations and planned expansion. Our future success depends, to a significant extent, on our ability to recruit, train and retain qualified personnel, particularly technical, fulfillment, marketing and other operational personnel with experience in the online retail industry. Our experienced mid-level managers are instrumental in implementing our business strategies, executing our business plans and supporting our business operations and growth. The effective operation of our managerial and operating systems, logistics centers, customer service center and other back office functions also depends on the hard work and quality performance of our management and employees. Since our industry is characterized by high demand and intense competition for talent and labor, we can provide no assurance that we will be able to attract or retain qualified staff or other highly skilled employees that we will need to achieve our strategic objectives. We have been expanding marketing efforts through live video broadcasting, the success of which depends largely on our pool of popular hosts. Popular hosts may cease to be engaged by us, and we may be unable to attract new talent that can attract users or cause such users to increase the amount of time spent on our platform or the amount of money spent on our merchandize. Our logistics centers also require a significant number of blue-collar workers, and these positions tend to have higher than average turnover. Labor costs in China have increased with China’s economic development, particularly in the large cities where we operate our logistics centers. Inflation in China is also putting pressure on wages. In addition, as we are still a young company, our ability to train and integrate new employees into our operations may also be limited and may not meet the demand for our business growth on a timely fashion, or at all. If we are unable to attract, train and retain qualified personnel, our business may be materially and adversely affected.

Increases in labor costs or restrictions in the supply of labor in China may materially and adversely affect our business, financial condition and results of operations.

We currently use workers dispatched by third-party labor service agents to provide customer service, logistics and delivery services. Under such labor arrangement, we may also incur liabilities if we cause any damages to such dispatched workers. According to the Interim Provisions on Labor Dispatch issued in January 2014, which became effective on March 1, 2014, the number of dispatched contract workers hired by an employer shall not exceed 10% of the total number of its work force. We were required to formulate a plan to reduce the number of our dispatched contract workers to below the statutory limits prior to March 1, 2016. By April 1, 2016, we had reduced the number of our dispatched contract workers to below 4% of our total number of work force, and we have kept the number of our dispatched contract workers lower than 10% of our total number of workforce since then. Although we are allowed to continue to engage the dispatched workers pursuant to our existing agreements with labor service agents entered into before December 28, 2012, we will need to replace them with full-time employees after the expiration of these contracts. We expect this may result in an increase in our labor cost. If we are found to be in violation of the new rules regulating contract workers, we may be ordered by the labor authority to rectify the noncompliance by entering into written employment contracts with our contract workers. We may also be subject to a penalty ranging from RMB5,000 to RMB10,000 per dispatched worker if it is determined that we had failed to rectify within the time period specified by the labor authority. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation on Employment.”

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

Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including the MOFCOM, the Ministry of Industry and Information Technology, or MIIT, the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT, and the Ministry of Culture and State Food and Drug Administration. Together, these government authorities promulgate and enforce regulations that cover many aspects of the operation of online retailing and distribution of food and nutritional supplements, including entry into these industries, the scope of permissible business activities, licenses and permits for various business activities, and foreign investment. We are required to hold a number of licenses and permits in connection with our business operation, including the ICP license, food distribution permit or food business operation permit (as applicable), hygiene permit for nutritional supplements, as well as approvals for the establishment of foreign-invested enterprises engaging in the sale of goods over the internet. We have in the past held and currently hold all licenses and permits described above. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations Relating to Foreign Investment” and “Item 4. Information on the Company — B. Business Overview — Regulation — Licenses and Permits.”

We have recently engaged in live video broadcasting business to expand our marketing efforts. Pursuant to relevant PRC laws, we are obligated to obtain Online Culture Business Permit and we may be further required to obtain Video and Audio Program Internet Dissemination License before providing live video broadcasting services. If we provide such services without required permit or license, we may be subject to rectification orders, fines, suspension of business, as well as confiscation of service equipment or proceeds under PRC laws. We provide live video broadcasting service through Chengdu Li’ao Culture Communication Co., Ltd., or Chengdu Li’ao, and have obtained the required Online Culture Business Permit. “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations Relating to Foreign Investment” and “Item 4. Information on the Company — B. Business Overview — Regulation — Licenses and Permits.”

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

As of December 31, 2016, we had 48 leased properties for our offices, logistics centers, dormitories, customer service center and physical stores. The lessors of all these leased properties have been able to provide proper ownership certificates for the properties we lease or prove their rights to sublease the properties to us or hold legal certificates to legally lease properties to us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant government authorities, our leases could be invalidated. We may have to renegotiate the leases with the owners or the parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. In addition, our leasehold interests in leased properties have not been registered with relevant PRC government authorities as required by PRC law, which may expose us to potential fines ranging from RMB1,000 to RMB10,000 per unit leasehold.

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

As of December 31, 2016, we leased an aggregate of approximately 150 thousand square meters of properties for our offices, logistics centers, dormitories, customer service center and physical stores. We may not be able to successfully extend or renew such leases upon expiration of the current term on commercially reasonable terms or at all, and may therefore be forced to relocate our affected operations. This could disrupt our operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations. In addition, we compete with other businesses for premises at certain locations or of desirable sizes. As a result, even though we could extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties. In addition, we may not be able to locate desirable alternative sites for our facilities as our business continues to grow and such failure in relocating our affected operations could affect our business and operations.

We have granted, and may continue to grant, options, restricted shares and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses.

We adopted a share incentive plan in 2011, or the 2011 plan, and a share incentive plan in 2014, or the 2014 plan, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Under the 2011 plan, we are authorized to grant options or share purchase rights to purchase up to 10,401,229 ordinary shares. As of March 31, 2017, options to purchase 1,708,066 ordinary shares are issued and outstanding under the 2011 plan. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our consolidated statement of income in accordance with U.S. GAAP. Under the 2014 plan, we are authorized to grant options, restricted shares and restricted share units. The maximum aggregate number of shares which may be issued initially pursuant to all awards under the 2014 plan is 6,300,000 Class A ordinary shares. The number of shares reserved for future issuances under the 2014 plan will be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, or such lesser number of Class A ordinary shares as determined by our board of directors, on the first day of each calendar year during the term of the 2014 plan beginning in 2015. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 plan is 8,546,214 Class A ordinary shares as of March 31, 2017. As of March 31, 2017, 233,710 restricted share units are granted and outstanding under the 2014 plan.  We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, copyrights, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. As of December 31, 2016, we owned 321 registered trademarks, copyrights to 30 software programs developed by us relating to various aspects of our operations, and 34 registered domain names, including jumei.com and jumeiglobal.com. See “Item 4. Information on the Company — B. Business Overview — Regulation on Intellectual Property Rights.” Although we are not aware of any copycat websites that attempt to cause confusion or diversion of traffic from us at the moment, we may become an attractive target to such attacks in the future because of our brand recognition in the online retail industry in China. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

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

In connection with our independent registered public accounting firm’s audit of the effectiveness of our internal control over financial reporting as of December 31, 2015, and our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2015, we and our independent registered public accounting firm identified two “material weaknesses” in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB.  The material weaknesses identified as of December 31, 2015 were as follows:

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

We have undertaken certain additional remedial measures to improve our internal control over financial reporting and disclosure controls to address the material weaknesses. As of December 31, 2016, our management has concluded that our internal control over financial reporting is effective after the remediation. For details on these initiatives, please see “Item 15. Controls and Procedures — Remediation of Material Weaknesses in Internal Control over Financial Reporting Reported in 2015.”

However, if we fail to maintain effective internal control over financial reporting in the future, our management may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. In addition, the process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that satisfies our reporting obligations. Our failure to discover and address any other material weaknesses or deficiencies may result in inaccuracies in our financial statements or delay in the preparation of our financial statements. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Ineffective internal control over financial reporting could also expose us to increased risk of fraud or misappropriations of corporate assets and subject us to potential delisting from the stock exchange on which our ADSs are listed, regulatory investigations or civil or criminal sanctions.

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

A severe or prolonged global economic recession and the slowdown in the Chinese economy may adversely affect our business, results of operations and financial condition.

The global macroeconomic environment is facing challenges, including the escalation of the European sovereign debt crisis since 2011, the end of quantitative easing by the U.S. Federal Reserve and the economic slowdown in the Eurozone in 2014. The growth rate of the Chinese economy has slowed down since 2012 and such slowdown may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Africa, Ukraine and Syria. There have also been concerns about the tensions in the relationship among China and other countries, including surrounding Asian countries, which may potentially have various economic effects, such as foreign investors closing down their business or withdrawing their investment in China and thus existing the China market. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

We have limited insurance coverage which could expose us to significant costs and business disruption.

We maintain certain insurance policies to safeguard against risks and unexpected events. We have purchased all risk property insurance covering our inventory in all of our logistics centers and certain fixed assets such as equipment, furniture and office facilities. We do not maintain cargo transportation insurance, although we may request courier companies to purchase insurance covering our products in our agreements with them. We purchased third-party liability insurance covering our merchandise sales products against claims from consumers in relation to alleged defects in product quality. For certain of our logistics staff, we purchased personal injury insurance. However, as the insurance industry in China is still in an early stage of development, insurance companies in China currently offer limited business-related insurance products. We do not maintain business interruption insurance, nor do we maintain key-man life insurance on our directors or officers. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

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

Foreign ownership of internet-based businesses, including online retail businesses and distribution of online information, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except for the e-commerce business) and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Guidance Catalog of Industries for Foreign Investment promulgated in 2007, as amended in 2015, or the Catalog and other applicable laws and regulations. As provided for under the amendment to the Guidance Catalog of Industries for Foreign Investment in 2015, which became effective in April 2015, “e-commerce business” is an exception to the above restriction on foreign investment. However, the above amended Catalog does not define the “e-commerce business,” and its interpretation and enforcement involve significant uncertainties, therefore, we cannot assure you that whether our online retail business and distribution of online information falls into the “e-commerce business” and thus, whether we are permitted to conduct our value-added telecommunication services in the PRC through our subsidiaries in which foreign investors own more than 50% of equity interests.

We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. Accordingly, as of the date of this annual report, none of our PRC subsidiaries is eligible to provide value-added telecommunication services in China. To comply with PRC laws and regulations, we conduct such business activities through Reemake Media Co., Ltd., or Reemake Media, a PRC VIE of ours. Reemake Media holds our ICP license as an internet information provider. Reemake Media is 90.04% owned by Mr. Leo Ou Chen, our founder, chairman and chief executive officer, 8.85% owned by Mr. Yusen Dai, our founder, director and executive officer, and 1.11% owned by Mr. Hui Liu, a former employee of our company. All of the shareholders of Reemake Media are PRC citizens. We entered into a series of contractual arrangements with each of our VIEs and their respective shareholders, which enable us to:

•                  exercise effective control over our VIEs;

•                  receive substantially all of the economic benefits of our VIEs; and

•                  have an exclusive option to purchase all or part of the equity interests and assets in our VIEs when and to the extent permitted by PRC law.

Because of these contractual arrangements, we are the primary beneficiary of our VIEs and hence consolidate their financial results as our VIEs under U.S. GAAP. For a detailed discussion of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure.”

In the opinion of Fangda Partners, our PRC legal counsel, (i) the ownership structure of our wholly-owned subsidiaries and VIEs in China does not result in any violation of PRC laws and regulations currently in effect; and (ii) the contractual arrangements between our subsidiaries and VIEs and their respective shareholders governed by PRC law will not result in any violation of PRC laws or regulations currently in effect. However, we have been advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules; accordingly, the PRC regulatory authorities may take a view that is contrary to or otherwise different from the opinion of our PRC legal counsel. For example, the Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015, pursuant to which, VIEs that are controlled via contractual arrangements would also be deemed as foreign invested enterprises, or FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is in the “restriction category” on the “negative list” which is to be separately issued by the State Council in the future, the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC state-owned enterprises or agencies, or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the VIEs will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal. Through our dual-class share structure, Mr. Leo Ou Chen and Mr. Yusen Dai, our founders and principal beneficial owners of our company, who are PRC citizens, possess and control 86.6% of the voting power of our company as of March 31, 2017. However, if the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as market entry clearance granted by the Ministry of Commerce, to be completed by companies with existing VIE structure like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. See “—Risks Related to Doing Business in China—Substantial uncertainties exist with respect to the enactment timetable, the final version, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.” If our ownership structure, contractual arrangements and businesses of our PRC subsidiaries or our VIEs are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain the foresaid market entry clearance, or our PRC subsidiaries or our VIEs fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

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

We have relied and expect to continue to rely on contractual arrangements with our VIEs and their respective shareholders to hold our ICP license as an internet information provider. For a description of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. For example, our VIEs and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations, including maintaining our website and using the domain names and trademarks, in an acceptable manner or taking other actions that are detrimental to our interests.

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

Mr. Leo Ou Chen, Mr. Yusen Dai and Mr. Hui Liu are the shareholders of Reemake Media, owning 90.04%, 8.85% and 1.11% equity interest, respectively, in Reemake Media. Mr. Leo Ou Chen is our founder, chairman of board of directors and chief executive officer, Mr. Yusen Dai is our founder, director and executive officer, and Mr. Hui Liu is a former employee of our company. See “Item 6. Directors, Senior Management and Employees — E. Share Ownership.” The shareholders of our VIEs may have potential conflicts of interest with us. These shareholders may breach, or cause our VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIEs, which would have a material and adverse effect on our ability to effectively control our VIEs and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with our VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

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

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, and since 2012, the Chinese economy has slowed down. Although the PRC government maintained its expansionary monetary policy in 2016, there have been signs of continuing economic slowdown in China. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and adversely affect our business and operating results.

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

The Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. While MOFCOM completed the solicitation of comments on this draft in February 2015, and indicated in March 2017 that it has revised the draft Foreign Investment Law based on public comments and is cooperating with the Legislative Affairs Office of the State Council and the Law Committee of National People’s Congress for the legislative deliberation of the draft Foreign Investment Law, there are still substantial uncertainties with respect to its enactment timetable, the final version, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

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

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to our VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 4. Information on the Company — C. Organizational Structure.” Under the draft Foreign Investment Law, VIEs that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is in the “restriction category” on the “negative list,” the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC State-owned enterprises or agencies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the VIEs will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

Through our dual-class share structure, Mr. Leo Ou Chen and Mr. Yusen Dai, our founders and principal beneficial owners of our company, who are PRC citizens, possess and control 86.6% of the voting power of our company as of March 31, 2017. However, in the draft Foreign Investment Law, the Ministry of Commerce has not taken a position on what actions shall be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties. Moreover, it is uncertain whether the value-added telecommunication service industry, in which our VIEs operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as market entry clearance granted by the Ministry of Commerce, to be completed by companies with existing VIE structure like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

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

We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be approved by the Ministry of Commerce or its local counterpart according to the PRC laws and regulations currently in effect. In addition, SAFE issued a circular in September 2008, SAFE Circular No. 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular No. 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and unless otherwise provided by law, may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of SAFE Circular No. 142 could result in severe monetary or other penalties. To satisfy and facilitate the business and capital operations of foreign invested enterprises in the PRC, on July 15, 2014, SAFE issued a SAFE Circular 36 which launched the pilot reform of administration regarding conversion of foreign currency registered capitals of foreign-invested enterprises in 16 pilot areas. According to the SAFE Circular 36, an ordinary foreign-invested enterprise with a business scope containing “investment” in the pilot areas is permitted to use Renminbi converted from its foreign-currency registered capital to make equity investments in the PRC, subject to certain registration and settlement procedure as set forth in the SAFE Circular 36. In On April 8, 2015, SAFE released the Notice on the Reform of the Management Method for the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19, which has come into force and supersede SAFE Circular No. 142 and SAFE Circular 36 from June 1, 2015. SAFE Circular 19 has made certain adjustments to some regulatory requirements on the settlement of foreign currency capital of foreign-invested enterprises, and some foreign exchange restrictions under SAFE Circular No. 142 has been lifted. For example, the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise can be used for equity investments in the PRC but cannot be used to provide entrusted loans or repay loans between non-financial enterprises. Nevertheless, Circular 19 also reiterates the principle that Renminbi converted from foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective June 19, 2016. Compared to SAFE Circular 19, SAFE Circular 16 provides that discretionary foreign exchange settlement apply to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding Renminbi obtained from foreign exchange settlement may be used to extend loans to related parties or repaying the inter-company loans (including advances by third parties). However, since SAFE Circular 16 came into effect recently, there exist substantial uncertainties with respect to its interpretation and implementation in practice.

In light of the above requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received or expect to receive from our offshore offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

PRC regulation of loans by offshore holding companies to PRC entities and governmental control of currency conversion may limit our ability to fund the operations of our consolidated VIEs.

Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to have our Cayman Islands holding company or other offshore entities to use the proceeds from our offshore offerings to extend loans to our VIEs, the PRC domestic companies. Meanwhile, we are not likely to finance the activities of our VIEs by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in value-added telecommunications services. In addition, due to the restrictions on a foreign-invested enterprise’s use of Renminbi converted from foreign-currency registered capital under PRC regulations, as described under the foregoing risk factor, our PRC subsidiaries may be unable to use the Renminbi converted from their registered capital to provide entrusted loans through financial institutions to our VIEs. Additionally, our PRC subsidiaries are not prohibited under PRC laws and regulations from using their capital generated from their operating activities to provide entrusted loans through financial institutions to our VIEs. We will assess the working capital requirements of our VIEs on an ongoing basis and, if needed, may have our PRC subsidiaries to use their capital from operating activities to provide financial support to our VIEs.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and foreign exchange policies. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably, including depreciation in 2016. Since October 1, 2016, the RMB has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows from China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

Significant revaluation of the RMB may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the RMB relative to U.S. dollars would affect the U.S. dollar equivalent of our earnings, regardless of any underlying change in our business or results of operations.

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

SAFE Circular No. 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular No. 37 as a “special purpose vehicle.” SAFE Circular No. 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to complete the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. On February 28, 2015, SAFE released the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment, or SAFE Circular 13, which came into effect on June 1, 2015. According to this notice, local banks will examine and handle foreign exchange registrations for overseas direct investment, including the initial foreign exchange registrations and amendment registrations, under SAFE Circular No.37. See “Item 4. Information on the Company — B. Business Overview — Regulation — SAFE Regulations on Offshore Special Purpose Companies Held by PRC Residents” for more information about SAFE Circular No. 37.

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

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, replacing earlier rules promulgated in March 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options are subject to these regulations. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company — B. Business Overview — Regulation — SAFE Regulations on Employee Stock Incentive Plan.” We have made SAFE registrations for employee stock incentive plans.

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

According to the Notice on the Enterprise Income Tax regarding Deepening Implementation of Grand Development of the Western Region issued by the State Administration of Taxation, enterprises located in the western region of the PRC with principal net revenues of over 70% generated from encouraged category of western region are entitled to a preferential income tax rate of 15% for ten years from January 1, 2011 to December 31, 2020. Chengdu Jumeiyoupin Science and Technology Co., Ltd., or Chengdu Jumei, a subsidiary of our company located within the western region of the PRC and meets the criteria as set forth in the notice, is entitled to the preferential income tax rate of 15% starting from 2013 upon filing with the relevant tax authority. If Chengdu Jumei fails to continue to meet the criteria set forth in the notice, its applicable enterprise income tax rate may increase to 25%, which could have an adverse effect on our financial condition and results of operations.

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

Pursuant to the Notice on Pilot Bonded Area Import Pattern of Cross-Border Trade E-Commerce Services, which was issued by the PRC General Administration of Customs on March 4, 2014, consumer goods imported through cross-border e-commerce platforms shall be classified as “personal baggage or postal articles”. A personal baggage or postal articles tax was levied before the online retailors could deliver goods to buyers, and the personal baggage or postal articles tax shall be exempted if the payable amount is lower than RMB50. The rate of personal baggage or postal articles tax was respectively 10%, 20%, 30% and 50% for different categories of products imported. Specifically, a 50% rate was applied to cosmetics and a 10% rate was applied to maternity and baby care products. Pursuant to the Notice on Tax Policies of Cross-Border E-Commerce Retail Importation issued by PRC Ministry of Finance, General Administration of Customs and State Administration of Taxation on March 24, 2016, which came into effect on April 8, 2016, the pilot bonded area import pattern of cross-border e-commerce was abolished. Under the new pattern, the goods imported through cross-border e-commerce platforms will no longer be treated as “personal baggage or postal articles” but normal goods, so the value-added tax and the consumption tax on those goods will be levied as on normal imported goods but on a 70% basis, and the tariff on those goods will be exempted. Normally, a 17% value-added tax will be levied on most products sold on our platform and a 15% consumption tax will be levied on high-end cosmetics without tax preference under the new pattern, while no consumption tax will be levied on ordinary cosmetics products.

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

Besides, pursuant to the Notice of Relevant Matters on Implementation of New Cross-Border E-Commerce Retail Importation Supervision and Administration Requirements, or the New Cross-Border E-Commerce Tax Implementation Notice, issued by the General Administration of Customs on May 24, 2016, the implementation of certain provisions of the Notice on Tax Policies of Cross-Border E-Commerce Retail Importation will be suspended until the expiration of a transition period, which, according to an announcement by a  spokesman of MOFCOM in November 2016 and confirmed by an official MOFCOM news release issued on March 17, 2017, or the MOFCOM News Release, will be over by the end of 2017. According to the New Cross-Border E-Commerce Tax Implementation Notice, the requirement of presenting customs clearance for bonded goods purchased online is suspended in ten cities, and the requirement of presenting first-time import license, registration or filing for online purchased cosmetics imported for the first time, nutrition supplements and other special food products, are suspended until the end of transition period. Further, according to the MOFCOM News Release, from January 1, 2018 the retail goods imported on cross-border e-commerce platforms will be temporarily treated as personal items which are not subject to stricter regulation and higher tax rates applicable to general imported goods in 15 cross-border e-commerce trial areas. See “Item 4. Information on the Company — B. Business Overview — Regulation —Regulations on Tax-Import Tax” for more information about the pattern change. Substantial uncertainties exist with respect to regulation pattern change regarding the import tax on consumer goods imported through cross-border e-commerce platforms, which may substantially increase import tax imposed on buyers and thus raise the price of goods sold on our online platform and impair our competitive advantage and could adversely affect our financial condition and results of operations.

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

We believe Jumei International Holding Limited is not a PRC resident enterprise for PRC tax purposes. See “Item 10. Additional Information — E. Taxation — People’s Republic of China Taxation.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that Jumei International Holding Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of Jumei International Holding Limited would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Jumei International Holding Limited is treated as a PRC resident enterprise.

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through Jumei Hongkong Limited.

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, and a Circular 81 issued by the State Administration of Taxation, such withholding tax rate may be lowered to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise throughout the 12 months prior to distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement and other applicable PRC laws. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), which became effective in October 2009, require that non-resident enterprises must obtain approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Tax.” The relevant PRC tax authority will conduct a comprehensive analysis and determine whether to grant approval on a case-by-case basis. We cannot assure you that we will be able to obtain the approval from the relevant PRC tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to Jumei Hongkong Limited.

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

On February 17, 2016, our board of directors received a non-binding proposal letter from Mr. Leo Ou Chen, Mr. Yusen Dai, and Sequoia funds (together, the “buyer group”), proposing a “going-private” transaction to acquire all of our outstanding ordinary shares not already owned by the buyer group for US$7.00 in cash per ADS. Our board of directors has formed a special committee consisting of two independent and disinterested directors, Mr. Sean Shao (as chairman) and Mr. Adam J. Zhao, to consider the “going-private” proposal. There can be no assurance that the going-private transaction will continue to be pursued, approved or consummated.

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

The trading prices of our ADSs have fluctuated significantly since we first listed our ADSs. Since our ADSs became listed on the NYSE on May 16, 2014, the trading price of our ADSs has ranged from US$3.28 to US$39.45 per ADS, and the last reported trading price on April 28, 2017 was US$3.31 per ADS. The trading prices of our ADSs may continue to fluctuate widely and be volatile due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011, which may have a material and adverse effect on the market price of our ADSs.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares. As of March 31, 2017, Mr. Leo Ou Chen and Mr. Yusen Dai held 58,746,507 Class B ordinary shares, representing approximately 86.6% of the aggregate voting power of our company.

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

As of March 31, 2017, Mr. Leo Ou Chen and Mr. Yusen Dai collectively own an aggregate of 39.2% of our outstanding ordinary shares on an as-converted basis, representing 86.6% of the total voting power of our outstanding ordinary shares. As a result, they have substantial influence over our business, including significant corporate actions such as mergers, consolidations, sales of all or substantially all of our assets and election of directors.

They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. These actions may be taken even if they are opposed by our other shareholders. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise. For more information regarding our principal shareholders and their affiliated entities, see “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

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

We are an exempted company incorporated under the laws of the Cayman Islands . We conduct our operations mainly in China and substantially all of our assets are located outside of the United States. In addition, our directors and executive officers reside within China, and most of the assets of these persons are located outside of the U.S. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our second amended and restated memorandum and articles of association, the Companies Law (2016 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

There is a significant risk that we will be classified as a passive foreign investment company for United States federal income tax purposes, which would result in adverse United States federal income tax consequences to United States investors in the ADSs or Class A ordinary shares.

We will be a “passive foreign investment company” (“PFIC”) if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. Because we currently hold, and expect to continue to hold, a substantial amount of cash, cash equivalents, investments that produce passive income, and other passive assets, and because the fair market value of our assets is determined in part by reference to the market price of our ADSs and Class A ordinary shares, we believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2016, and unless the market price of our ADSs and Class A ordinary shares substantially increases or the proportion of our assets producing passive income substantially decreases, we will very likely be a PFIC for our current taxable year ending December 31, 2017. Because of the uncertainties in the application of the relevant rules and because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current or any future taxable year.

If we are classified as a PFIC, a U.S. Holder (as defined in “Item 10. Additional Information — E. Taxation — United States Federal Income Tax Considerations—General”) may incur significantly increased United States federal income tax on gain recognized on the sale or other disposition of the ADSs or Class A ordinary shares and on the receipt of distributions on the ADSs or Class A ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or Class A ordinary shares. You are urged to consult your tax advisor concerning the United States federal income tax consequences of holding and disposing of ADSs or Class A ordinary shares. For more information see “Item 10. Additional Information—E. Taxation— United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations” and “—Passive Foreign Investment Company Rules.”

We incurred increased costs as a result of being a public company, and we cannot predict or estimate the amount of additional future costs we may incur or the timing of such costs.

We are a public company and have incurred significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and NYSE, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. As we generated more than US$1.0 billion in net revenues for our fiscal year ended December 31, 2015, we ceased to be an “emerging growth company” and incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. We cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, we have been named as a defendant in a putative shareholder class action lawsuit in the United States, and we may be involved in more class action lawsuits in the future. Such lawsuits could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the lawsuits. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

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

In August 2010, we incorporated Jumei International Holding Limited, an exempted company with limited liability, under the laws of the Cayman Islands as our offshore holding company in order to facilitate international financing. In September 2010, we established a wholly-owned Hong Kong subsidiary, Jumei Hongkong Limited to be our intermediate holding company. In March 2011, Jumei Hongkong Limited established a wholly-owned PRC subsidiary, Jumei Youpin (Beijing) Science and Technology Services Co., Ltd., which was subsequently renamed as Beijing Silvia Technology Service Co., Ltd, or Beijing Jumei. In July 2012, Jumei Hongkong Limited established a wholly-owned PRC subsidiary, Chengdu Jumeiyoupin Science and Technology Co., Ltd., or Chengdu Jumei. In March 2014, we established a new wholly-owned Hong Kong subsidiary named Jumei Hongkong Holding Limited, which operates our Jumei Global business.

Due to PRC legal restrictions on foreign ownership and investment in value-added telecommunication service businesses, we conduct such activities through contractual arrangements with Reemake Media, a consolidated VIE of ours in China. Through Beijing Jumei, we obtained control over Reemake Media in April 2011 by entering into a series of contractual arrangements with Reemake Media and the shareholders of Reemake Media, or VIE arrangements. The VIE arrangements, except for the exclusive consulting and services agreement, were subsequently amended and restated in January 2014. The VIE arrangements with Reemake Media and its shareholders through Beijing Jumei were terminated in April 2017, and we entered into VIE arrangements with Reemake Media and its shareholders through Chengdu Jumei on the same day, while our control over Reemake Media remains unchanged. Reemake Media holds an ICP license for our operation as an internet information provider and operates our website.

In addition to Reemake Media and its subsidiaries, we have certain other consolidated VIEs. For example, we have VIE arrangements with Chengdu Li’ao through Chengdu Jumei. We provide live video broadcasting service though Chengdu Li’ao.

The VIE arrangements we enter into with our VIEs and their respective shareholders allow us to:

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

Jumei Hongkong Limited established Shanghai Paddy Commerce and Trade Co., Ltd. in June 2012, and Tianjin Cyril Information Technology Co., Ltd., or Tianjin Cyril, and Tianjin Darren Trading Co., Ltd. in March 2013. Tianjin Darren Trading Co., Ltd. was subsequently renamed as Tianjin Qianmei International Trading Co., Ltd., or Tianjin Qianmei, in March 2014. Shanghai Paddy Commerce and Trade Co., Ltd. was subsequently renamed Shanghai Jumeiyoupin Technology Co., Ltd., or Shanghai Jumei, in June 2014. In December 2013, Jumei Hongkong Limited established Tianjin Venus Technology Co., Ltd., a wholly-owned subsidiary, which was subsequently renamed as Tianjin Jumeiyoupin Technology Co., Ltd.. Tianjin Jumei established Zhengzhou Venus Information Technology Co., Ltd., or Zhengzhou Venus in August 2014, Ningbo Jumeiyoupin Network Technology Co., Ltd. in May, 2015, Hangzhou Youpin Technology Co., Ltd. in August, 2015, Zhuhai Jumeiyoupin Technology Co., Ltd. in June, 2015, and Shenzhen Hepo Technology Co., Ltd. in August, 2015, all of which are wholly-owned subsidiaries of Tianjin Jumei. Jumei Hongkong Limited established Suzhou Jumeiyoupin Technology Co., Ltd., or Suzhou Jumei, in October 2014. Chengdu Jumei established Shanghai Youpin E-commerce Co., Ltd., a wholly-owned subsidiary of Chengdu Jumei, in June, 2015.

In December 2015, we started a restructuring of our wholly-owned subsidiaries in China, during which Chengdu Jumei acquired 100% of the equity interests in Tianjin Jumei, Tianjin Cyril, Tianjin Qianmei, Shanghai Jumei and Suzhou Jumei from Jumei Hongkong Limited. The competent authorities have approved these equity transfers, and have registered with the relevant corporate registration authorities regarding those transfers. Meanwhile, Chengdu Jumei also acquired 100% equity interest in Jumei Hongkong Holding Limited from Jumei Hongkong Limited.

In January and February 2015, we established two wholly-owned subsidiaries in Suzhou and South Korea. The subsidiary in South Korea was subsequently closed in September 2016 and had never carried out any material business operation or held any operating license that was material to our company during its lifetime. The subsidiary in Suzhou currently conducts the business of selling our merchandise sales products.

Currently, the business scope of each of our wholly-owned subsidiaries in the PRC contains the business of development of computer software and technology, which falls in the encouraged category under the Catalog. The business scope of Tianjin Qianmei contains the business of online sales, which falls in the permitted category under the Catalog and which can be conducted by wholly foreign-owned enterprises subject to approvals from the competent government authorities. Tianjin Qianmei has received approvals from the competent commerce authorities for operation of their online sales business. The other businesses listed in the business scope of each of these wholly owned subsidiaries are not listed in the Catalog and thus fall in the permitted category for foreign investment under PRC law. See “— B. Business Overview — Regulation — Regulation Relating to Foreign Investment.”

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

On July 22, 2015, we made an investment in BabyTree Inc. and its subsidiaries and variable interest entities in PRC, or, collectively, BabyTree, in the form of a convertible loan of RMB558 million (US$80.4 million), or the Convertible Loan. Pursuant to the original loan agreement, on or prior to July 22, 2016, or the Maturity Date, and subject to certain conditions, all outstanding balance of the Convertible Loan is convertible into certain equity interests in BabyTree’s Chinese operating entity if BabyTree had completed its proposed restructuring. On March 16, 2016, we and the relevant BabyTree parties entered into a supplemental agreement to the loan agreement to accelerate RMB186.0 million (US$26.8) of the balance of the Convertible Loan. Pursuant to the supplemental agreement, we received RMB186.0 million (US$26.8 million) of repayment from BabyTree and the balance of the Convertible Loan was reduced to RMB372 million (US$53.6 million). On September 8, 2016, we and the relevant BabyTree parties entered into capital increase agreements to convert the remaining balance of the Convertible Loan to capital injections into two of BabyTree’s Chinese operating entities. We currently hold minority equity interests in each of these two BabyTree operating entities.

In August 2016, we entered into definitive agreements for investing approximately RMB100 million (US$14.4 million) in a venture capital fund set up to focus on investments in the culture and entertainment industries in China. The venture capital fund is locally set up, managed and operated in China.

On February 17, 2016, our board of directors received a non-binding proposal letter from Mr. Leo Ou Chen, Mr. Yusen Dai, Sequoia funds (together, the “buyer group”), proposing a “going-private” transaction to acquire all of our outstanding ordinary shares not already owned by the buyer group for US$7.00 in cash per ADS. Our board of directors has formed a special committee consisting of two independent and disinterested directors, Mr. Sean Shao (as chairman) and Mr. Adam J. Zhao, to consider the “going-private” proposal. There can be no assurance that the going-private transaction will continue to be pursued, approved or consummated. See “Item 3. Key Information on the Company—Risks Related to Our American Depositary Shares—There can be no assurance that the proposed going-private transaction will continue to be pursued, approved or successfully consummated. Potential uncertainty involving the proposed going-private transaction may adversely affect our business and the market price of our ADSs.”

Our principal executive offices are located at 20th Floor, Tower B, Zhonghui Plaza, 11 Dongzhimen South Road, Dongcheng District, Beijing 100007, the People’s Republic of China. Our telephone number at this address is +86 10-5676-6999. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 801 2nd Avenue, Suite 403, New York, NY 10017.

B.            Business Overview

OVERVIEW

We are China’s leading online retailer specializing in beauty products. We believe that our internet platform is a trusted destination for consumers to discover and purchase branded beauty products, baby, children and maternity products, as well as fashionable apparel and other lifestyle products. Leveraging our deep understanding of customer needs and preferences, as well as our strong merchandizing capabilities, we have adopted multiple effective sales formats to encourage product purchases on our platform. Our current sales formats consist of curated sales, online shopping mall and flash sales. Our Jumei Global sales channel is part of our curated sales format.

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

We have built a large base of highly engaged and loyal customers, as well as a wide variety of well-selected products. Our active customers totaled approximately 13.3 million, 16.0 million and 15.4 million in 2014, 2015 and 2016, respectively. Our suppliers and third-party merchants include brand owners, brand distributors, resellers and certain exclusive product suppliers. We worked with approximately 2,244 suppliers and third-party merchants in 2016.

We have invested substantial resources to build a mobile platform that is dedicated to providing a superior mobile shopping experience. As a result, sales through our mobile platform have grown significantly since its launch in May 2012. In the fourth quarter of 2016, approximately 89.8% of our GMV was generated through our mobile platform.

Under our visionary management’s leadership, we have attracted a large and loyal user base through our creative and cost-efficient marketing campaigns, live broadcasting function as well as word-of-mouth referrals resulting from our well-selected products and superior customer experience. We further enhance the attractiveness of our product offerings by entering into arrangements with beauty product suppliers for exclusive sales and distribution of selected products in China.

Our net revenues were RMB3.9 billion in 2014, RMB7.3 billion in 2015 and RMB6.3 billion (US$904.1 million) in 2016. Our net income was RMB405.4 million in 2014, RMB134.8 million in 2015 and RMB150.2 million (US$21.6 million) in 2016. Our net cash provided by operating activities were RMB422.4 million in 2014, RMB151.5 million in 2015 and RMB83.5 million (US$12.0 million) in 2016.

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

Jumei Global and Curated Sales

We believe the curated sales format embraces value, quality and convenience for our customers and enhances our trendsetting image. We curate and recommend a carefully selected collection of branded products for a limited period of time at attractive prices. Launched in September 2014, our Jumei Global offers Chinese consumers convenient access to products sourced at attractive prices directly from overseas and allows our consumers to make payments in Renminbi. Our Jumei Global currently offers branded beauty products, baby, children and maternity products, light luxury products and health supplements from South Korea, Japan, Taiwan, Thailand, the United States, Australia and a number of European countries. We centralize the customs clearance and domestic fulfillment processes for all products sold through Jumei Global in order to ensure fast product delivery to our customers. Customers may also return unwanted products directly to us within the product return period.

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

CUSTOMERS

The majority of our active customers are females. The loyalty of our customer base is demonstrated by the repeat purchase rates and growing willingness of our customers to try new products on our internet platform. The numbers of our active customers were approximately 13.3 million in 2014, 16.0 million in 2015 and 15.4 million in 2016. The number of new customers was approximately 8.9 million in 2014, 10.9 million in 2015 and 9.0 million in 2016. Orders placed by our repeat customers accounted for approximately 87.6%, 92.0% and 91.2% of our total orders in 2014, 2015 and 2016, respectively.

MARKETING

We believe that the most efficient form of marketing for our business is to continuously roll out creative and cost-efficient marketing campaigns to establish our brand image as the trendsetter for beauty and stylish living. These marketing campaigns promote word-of-mouth referrals and enhance repeat customer visits to our internet platform. We have launched a number of television, live broadcasting and internet video-based advertising campaigns aimed at promoting our brand image.

As part of our latest marketing efforts, we have been expanding our live broadcasting function by engaging and cooperating with celebrities and popular hosts. Our live broadcasting function has proven to be an effective means of promoting our products to our key consumer demographics.

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

We conduct online advertising via search engines, portals, advertising networks, video sharing websites, and social networking and microblogging sites. Our collaboration with search engines is mainly through paid search, whereby we purchase key words and brand-link products. With the help of online advertising networks, we can run our advertisements through a variety of online media. We also upload our promotional videos to top video sharing websites in China, embed our brand imagine into popular internet shows, and conduct offline advertising by placing television commercials.

OUR SHOPPING PLATFORM

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

Our Mobile Platform

Sales through our mobile platform have grown significantly since its launch in May 2012. Approximately 89.8% of our GMV was generated from our mobile platform in the fourth quarter of 2016.

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

The unique product offerings and functions on our mobile platform further enhance mobile user experience and engagement. We have also launched some of our sales events a few hours earlier on mobile applications to further boost traffic and purchases on our mobile platform. Some selected products and sales events are offered exclusively on our mobile applications to increase their popularity. We introduced our live broadcasting function exclusively on our mobile platform. Our live broadcasting function allows our users to watch live shows performed by our hosts, to interact with our live hosts through communication and virtual gifting tools, and to conveniently purchase products promoted by our hosts. Our mobile live broadcasting function has become an important marketing channel. In addition, we are in collaboration with telecommunication service providers by offering free data usage to customers shopping on our mobile applications. We offer selected products exclusively on our mobile applications to increase their popularity. We also seek to provide customers with a customized shopping experience through analyzing and understanding their transaction histories and browsing patterns on our mobile application and develop targeted sales events to increase customer stickiness and enhance cross-selling opportunities. A direct dial feature on our mobile platform allows users to call our customer service with a single click. We periodically send product promotional information to our mobile application users through text messages and mobile push notifications. We also continuously work on developing additional features to better utilize mobile device functionalities to enhance user experience.

Our Physical Stores

To complement our internet platform, we opened our first physical store in Beijing in December 2013, which showcases our high quality products, professional knowledge in beauty and skincare as well as superior customer services. We have opened one additional physical stores since then. After our customers have sampled our products, they are encouraged and guided to make purchases on our website through the tablets in our stores or on our mobile applications through their mobile devices with the assistance of free wi-fi provided in our stores. Our customers can also directly purchase beauty products sold at our physical stores. However, we do not offer any discount on products sold directly offline, so as to encourage our customers to make purchases online.

OUR SUPPLIERS AND THIRD-PARTY MERCHANTS

Our suppliers and third-party merchants include brand owners, brand distributors, resellers and exclusive product suppliers. In 2014, 2015 and 2016, we worked with approximately 2,400, 2,091 and 2,244 suppliers and third-party merchants, respectively.

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

Quality control. In addition to our product selection process, we believe we have one of the most stringent quality assurance and control procedures in the e-commerce industry for products delivered through our logistics network. In July 2013, the Authentic Beauty Products Alliance, or the Alliance, an online organization that aims to call on the whole beauty product industry to commit to authentication and provide only authentic products to consumers, was launched. We were one of the founding organizers of the Alliance, whose organizers also include China Quality Long March (质量万里行), one of the most influential nationwide not-for-profit organizations focusing on product quality in China. The Alliance invites our beauty product suppliers to become members, whereby they agree to place stickers containing unique authentication pin numbers on their products sold through us. Customers may then peel the sticker to reveal authentication pin numbers and validate the product authenticity through the Alliance website or websites of the participating brands. The Alliance had 169 members as of December 31, 2016. A significant portion of our beauty products are sold with verifiable authentication pin numbers.

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

Inventory management. For curated sales (other than Jumei Global) or for our online shopping mall, we either pay in advance for the products that we purchase from our suppliers, or settle payment upon receipt of such products. Most of our suppliers of beauty products grant us a credit term of 30 days. For beauty products sold through Jumei Global, we have gradually moved from advanced payments to settlement upon receipt since 2015. For selected suppliers, we only have to settle payment after such products are sold to our customers.

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

Logistics Network and Warehouse Management System. Our logistics network consists of regional logistics centers strategically located in Tianjin and Shenyang in Northern China, Chengdu in Western China, Guangzhou in Southern China, Ningbo and Suzhou in Eastern China and Zhengzhou in Central China. Globally, we also have logistics centers located in Hong Kong.

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

CUSTOMER SERVICE

Customers can access our sales and after-sales service hotlines and online representatives 24 hours a day, 7 days a week. Our customer service centers, located in Beijing and Chengdu, had 517 customer service representatives as of December 31, 2016. We train our customer service representatives to answer customer inquiries and proactively educate potential customers about our products and promptly resolve customer complaints. Each representative is required to complete mandatory training, conducted by experienced managers on product knowledge, complaint handling and communication skills.

For beauty products, we generally offer a 30-day product return policy for curated sales and online shopping mall, and a seven-day product return policy for Jumei Global, in both cases generally even if the products have been used or are no longer in their original packaging or original condition. For our apparel and other lifestyle products, our third-party merchants offer a 7-day product return policy, as long as the products are unwashed, undamaged, in their original condition and can be resold. For our merchandised baby and maternity products, we generally grant product return only in cases of quality issues. For other baby and maternity products, the suppliers usually have a 7-day return policy for any unopened products or ad hoc product return in case of quality issues. For light luxury products other than underwear, watches and jewels, we generally have a 7-day return policy for unopened products. For health supplements, we generally do not grant product return. Customers in cities where the payment option of cash on delivery is available can open the packaging and inspect the products ordered upon delivery and refuse acceptance should they be dissatisfied.

Once a customer submits a return application request online, our customer service representatives will review and process the request or contact the customer by e-mail or by phone if there are any questions relating to the request. Upon receipt of the returned product, we credit the customer’s Jumei member or payment account with the purchase price. We provide a shipping allowance of up to RMB10 for our merchandized products and as well as other products sold through our internet platform.

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

SEASONALITY

Sales in the traditional retail industry are significantly higher in the fourth quarter of each calendar year than in the preceding three quarters. E-commerce companies in China, including us, hold special promotional campaigns on festivals or days popular among young people, such as November 11 each year, which falls in the fourth quarter. We also hold special promotional campaigns in March and August each year to celebrate our anniversary. These special promotional campaigns typically increase the net revenues in the relevant quarters. Our seasonality may increase in the future. Due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results. Our future operating results will be affected by the timing of promotional or marketing campaigns that we may launch from time to time.

INTELLECTUAL PROPERTY

We regard our trademarks, software copyrights, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark, copyright and trade secret protection laws in the PRC, as well as confidentiality procedures and contractual provisions with our employees, service providers, suppliers, third-party merchants and others to protect our proprietary rights. As of December 31, 2016, we owned 321 registered trademarks, copyrights to 30 software programs developed by us relating to various aspects of our operations, and 34 registered domain names, including jumei.com and jumeiglobal.com.

COMPETITION

The retail market of beauty products in China is fragmented and highly competitive. We face competition from traditional beauty products retailers, such as Watsons and Sephora, and online beauty products retailers, as well as e-commerce platform companies, such as Alibaba Group, which operates Taobao.com and Tmall.com, AmazonChina, which operates Amazon.cn, JD.com, Inc., which operates JD.com, and E-Commerce China Dangdang Inc., which operates Dangdang.com, and Vipshop Holdings Limited, which operates VIP.com and Lefeng.com.

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

Establishment of wholly foreign-owned enterprises is generally permitted in encouraged industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. For example, pursuant to the latest Catalog that was amended in 2015 and became effective in April 10, 2015, the online sale of commodities is in the permitted category and the establishment of foreign-invested enterprises (including wholly foreign-owned enterprises) is subject to certain governmental approvals; and the provision of value-added telecommunications services falls in the restricted category and the percentage of foreign ownership generally cannot exceed 50% (except for the e-commerce business). Under the Catalog, “e-commerce business” is an exception to the above 50% restriction on foreign investment on the value-added telecommunication services. However, the Catalog does not define the “e-commerce business”, and its interpretation and enforcement involve significant uncertainties. Although according to the Notice on Lifting the Restriction to Foreign Shareholding Percentage in Online Data Processing and Transaction Processing Business (Operational E-commerce) promulgated by the MIIT on June 19, 2015, foreign investors are allowed to hold up to 100% of all equity interests in the online data processing and transaction processing business (operation e-commerce) in China, other requirements provided by the Foreign Investment Telecommunications Rules (such as the track record and experience requirement for a major foreign investor) shall still apply. It is unclear how this notice will be implemented and there exist high uncertainties with respect to its interpretation and implementation by authorities. Therefore, we cannot assure you whether our online retail business and distribution of online information falls into the “e-commerce business” and thus, whether we are permitted to conduct our value-added telecommunication services in the PRC through our subsidiaries in which foreign investors own more than 50% of equity interests.

On January 12, 2017, the State Council issued the Notice on Several Measures for Expansion of Opening-up Policy and Active Use of Foreign Capital, or the Notice No. 5, which purport to relax restriction on foreign investment in sectors including service, manufacturing and mining. Specifically, the Notice No. 5 proposes to gradually open up telecommunication, Internet, culture, education and transportation industries to foreign investors. However, there are still substantial uncertainties with respect to the implementing rules and regulations of Notice No. 5.

Currently, the business scope of each of our wholly-owned subsidiaries in the PRC contains the business of development of computer software and technology, which falls in the encouraged category under the Catalog. The business scope of Tianjin Qianmei contains the business of online sales, which falls in the permitted category and which can be conducted by wholly foreign-owned enterprises subject to approvals from the competent government authorities. Tianjin Qianmei has received approvals from the competent commerce authorities for operation of their online sales business. The other businesses listed in the business scope of each of our wholly-owned enterprises are not listed in the Catalog and thus fall in the permitted category for foreign investment under PRC law.

In addition, the Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015, which embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Ministry of Commerce has solicited comments on this draft and substantial uncertainties exist with respect to its enactment timetable, the final version, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects. For more details, see “Item 3. Key Information — D. Risk Factors—Risks Related to Doing Business in China—Substantial uncertainties exist with respect to the enactment timetable, the final version, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

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

To comply with the PRC regulations discussed above, we operate our jumei.com website and value-added telecommunications services through Reemake Media, a PRC consolidated VIE of ours, which holds an ICP license. Reemake Media, the operator of our jumei.com website, also owns the relevant domain names and trademarks used in our value-added telecommunications businesses. Jumei Hongkong Holding Limited operates our jumeiglobal.com website and owns the domain name.

Licenses and Permits

We are required to hold a variety of licenses and permits in connection with various aspects of our business, including the following:

ICP License. The Telecommunications Regulations promulgated by the State Council and its related implementation rules, including the Catalog of Classification of Telecommunications Business issued by the MIIT, categorize various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services, and internet information services, or ICP services, are classified as value-added telecommunications businesses. Under the Telecommunications Regulations, commercial operators of value-added telecommunications services must first obtain an ICP license from the MIIT or its provincial level counterparts. In September 2000, the State Council also issued the Administrative Measures on Internet Information Services, which was amended in January 2011. According to these measures, a commercial ICP service operator must obtain an ICP license from the relevant government authorities before engaging in any commercial ICP service in China. When the ICP service involves areas of news, publication, education, medical treatment, health, pharmaceuticals and medical equipment, and if required by law or relevant regulations, specific approval from the respective regulatory authorities must be obtained prior to applying for the ICP license from the MIIT or its provincial level counterpart. In March 2009, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses, which set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Reemake Media, as our ICP operator, holds an ICP license issued by the Beijing Telecommunications Administration. See “Item 3. Key Information — D. Risk Factors—Risks Related to Our Business—Any lack of requisite approvals, licenses or permits applicable to our business or failure to comply with PRC laws and regulations may have a material and adverse impact on our business, financial condition and results of operations.”

Food Distribution Permit / Food Business Operation Permit. China has adopted a licensing system for food supply operations under the Food Safety Law and its implementation rules. Entities or individuals that intend to engage in food production, food distribution or food service businesses must obtain licenses or permits for such businesses. Pursuant to the Administrative Measures on Food Distribution Permits issued by the State Administration of Industry and Commerce, in July 2009, an enterprise needs to obtain a Food Distribution Permit from a local branch of the State Administration of Industry and Commerce to engage in the food distribution business. Furthermore, if enterprises engage in the distribution of nutritional supplements, a Hygiene Permit for Nutritional Supplements is required pursuant to Nutritional Supplements Regulations promulgated by Ministry of Health of the PRC, whose authority to supervise food and cosmetic products was taken over by the State Food and Drug Administration. We sell food and nutritional supplements through our website. Reemake Media, our consolidated VIE, has obtained a Food Distribution Permit and a Hygiene Permit for Nutritional Supplements.

Pursuant to the newly revised Food Safety Law, State Food and Drug Administration issued the Administrative Measures for the Licensing of Food Business Operations, effective October 2015, which superseded Administrative Measures on Food Distribution Permits. Under Administrative Measures for the Licensing of Food Business Operations, Food Business Operation Permits replaces Food Distribution Permit and Hygiene Permit for Nutritional Supplements as license for food distribution (including nutritional supplements) or food service businesses. The Food Distribution Permits and Hygiene Permit for Nutritional Supplements obtained before October 1, 2015 remain effective until expiration of the effective terms. Reemake Media has obtained the new Food Business Operation Permit.

Online Culture Business Permit / Video and Audio Program Internet Dissemination License. We have recently engaged in live video broadcasting business to expand our marketing efforts. Pursuant to Administrative Measures for the Business Activities of Online Performances issued by Ministry of Culture on December 2, 2016, business entities that engage in the business activities of online performances shall apply for the Online Culture Business Permit in accordance with the Interim Administrative Provisions on Internet Culture, and the business scope of the such permit shall specifically cover online performances. Where a performance channel is opened for a domestic performer, the online performance service provider shall make filings on the performance channel to the Ministry of Culture for recordation within ten days. If we operate online performance without such required permits or filings, we may be subject to penalties including fines, suspension of business, as well as confiscation of proceeds under PRC law, which could adversely affect our business, financial condition and results of operations.

Pursuant to the Notice on Relevant Matters about Strengthening the Administration of Internet Live Video and Audio Program Service issued by SAPPRFT on September 2, 2016, live video and audio program broadcasting service provider shall apply for the Video and Audio Program Internet Dissemination License before broadcasting video programs online. According to the Internet Video and Audio Program Service Catalogue issued by SAPPRFT on March 10, 2017, “transmission of video and audio programs uploaded by personal users” is categorized as Type III Internet Video and Audio Program Service and substantially uncertainties exist with respect to whether our live video broadcasting service falls into this category of service. If our live video broadcasting services are deemed as Video and Audio Program Service by SAPPRFT and we provide such service without required license, we may be subject to rectification orders, fines, suspension of business, as well as confiscation of service equipment under PRC law. Further, the SAPPRFT and the MIIT jointly issued the Rules for the Administration of Internet Audio and Video Program Services, commonly known as Circular 56, effective January 2008 and amended in August 2015. Circular 56 requires all online audio/video service providers applying for the Video and Audio Program Internet Dissemination Licenses to be either wholly state-owned or state-controlled.

We provide live video broadcasting service though Chengdu Li’ao, and have obtained the Online Culture Business Permit, but have not obtained the Video and Audio Program Internet Dissemination License.

Regulation Relating to Distribution of Cosmetics

China has established a regulatory system concerning the production and sale of cosmetics according to the Hygiene Supervision over Cosmetics and its implementation rules and other applicable rules. Cosmetic producers in the PRC need to obtain various licenses and permits or make filings for their production of cosmetics, including: (i) a Cosmetics Production Permit issued by the State Food and Drug Administration or its local counterparts, (ii) a Special Cosmetics Approval Certificate issued by the State Food and Drug Administration or its local counterparts for production of cosmetics for special uses such as hair nourishment, hair-dye, hair perm, hair removal, breast massage, deodorant, freckle fading and anti-sunburn, and (iii) a Non-special Cosmetics Filing made with the local counterparts of the State Food and Drug Administration for production of cosmetics for non-special uses. For imported cosmetics, pursuant to the Hygiene Supervision over Cosmetics and its implementation rules, producers of overseas cosmetics shall directly or through its designate entity apply for the License or Filing for the First Import of Cosmetics before such cosmetics are imported into the PRC. According to the Measures for the Inspection, Quarantine, Supervision and Administration of Imported and Exported Cosmetics and the Laws of Customs, the import of cosmetics is also subject to the inspection and quarantine procedure required by the Entry & Exit Inspection and Quarantine Bureau or its local counterparts and customs clearance procedure by the General Administration of Customs or its local counterparts, and the importer shall pay import tariffs, value-added tax and excise duty for the import of cosmetics according to the relevant tariffs and tax rules.

As an online distributor of cosmetics, we source the cosmetics from the producers or suppliers, and we are not required to obtain specific cosmetics-related permits, certificates or make filings for our sale of cosmetics via the internet. However, according to Provisions on the Administration of Recordation of Domestic Consignees, Import Records and Sales Records of Imported Cosmetics issued by General Administration of Quality Supervision, Inspection and Quarantine on August 15, 2016, if we import cosmetics directly from foreign producers, we are obligated to make filings to local Entry & Exit Inspection and Quarantine Bureau as a “domestic consignee” and maintain an import and sales record of imported cosmetics. Besides, under the relevant PRC laws, we are obliged to check whether the cosmetics we sold on our internet platform have been issued the requisite permits, certificates or filings in relation to the production or import of such products and whether such products have passed the quality inspection before they are sold. If we sell any cosmetics products without such required permits, certificates or filings, we may be subject to fines, suspension of business, as well as confiscation of products illegally sold and the proceeds from such sales under PRC law. In addition, if any cosmetics sold on our internet platform fail to meet the statutory sanitary standards, we may be subject to fines, confiscation of products illegally sold and the proceeds from such sales, and even criminal liabilities in severe circumstances.

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

The State Administration of Industry and Commerce issued the Interim Measures for No-Reason Return of Online Purchased Commodities within Seven Days, effective March 15, 2017, further clarifying the scope of exceptions of consumers’ no-reason return rights, return procedures, online marketplace platform providers’ responsibility to formulate seven-day no-reason return rules and related consumer protection systems, and supervise the merchants for compliance with seven-day no-reason return rules.

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

Trademark. The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of State Administration of Industry and Commerce is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. As of December 31, 2016, we owned 321 registered trademarks in different applicable trademark categories and were in the process of applying to register 132 trademarks in China.

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

In order to further implement the Computer Software Protection Regulations promulgated by the State Council in December 2001, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures in February 2002, which apply to software copyright registration, license contract registration and transfer contract registration. We have registered 30 computer software copyrights in China as of December 31, 2016.

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

According to the Notice on the Enterprise Income Tax regarding Deepening Implementation of Grand Development of the Western Region issued by the State Administration of Taxation, enterprises located in the western region of the PRC with principal revenue of over 70% generated from encouraged category of western region are entitled to a preferential income tax rate of 15% for ten years from January 1, 2011 to December 31, 2020. Chengdu Jumei, which is located within the western region of the PRC and meets the criteria as set forth in the notice, is entitled to the preferential income tax rate of 15% starting from 2013 upon filing with the relevant tax authority.

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

Import Tax. Consumer goods imported through cross-border e-commerce platforms shall be classified as “personal baggage or postal articles” pursuant to Notice on Pilot Bonded Area Import Pattern of Cross-Border Trade E-Commerce Services, which was issued by PRC General Administration of Customs on March 4, 2014. A personal baggage or postal articles tax was levied before the online retailors could deliver goods to buyers. The personal baggage or postal articles tax shall be exempted if the payable amount is lower than RMB50. The rate of personal baggage or postal articles tax was respectively 10%, 20%, 30% and 50% for different categories of products imported. Specifically, a 50% rate was applied to cosmetics and a 10% rate was applied to maternity and baby care products. Under this pattern, a quota of RMB1,000 for each purchase order is imposed on online buyers, otherwise the imported goods shall be classified as normal goods and buyers shall pay the value-added tax, the consumption tax and the tariff instead of a personal baggage or postal articles tax for the imported goods.

Pursuant to the Notice on Tax Policies of Cross-Border E-Commerce Retail Importation issued by PRC Ministry of Finance, General Administration of Customs and State Administration of Taxation on March 24, 2016, which came into effect on April 8, 2016, the pilot bonded area import pattern of cross-border e-commerce will be abolished. The goods imported through cross-border e-commerce platforms will no longer be treated as “personal baggage or postal articles” but normal goods, so the value-added tax and consumption tax will be levied as on normal imported goods but on a 70% basis, and the tariff on those goods will be exempted. Normally, a 17% value-added tax will be levied on most products sold on our platform and a 15% consumption tax will be levied on high-end cosmetics without tax preference under the new pattern, while no consumption tax will be levied on ordinary cosmetics products. Under this new pattern, the quota of RMB1,000 for each purchase order is raised to RMB2,000 and a new quota of RMB20,000 per year for each buyer will be imposed on buyers. For the imported goods within the quota, buyers could enjoy a tax reduction of 30% on the value-added tax and the consumption tax and a reduction of 100% on the tariff. Furthermore, the new pattern only applies to goods listed within the scope of the Cross-Border E-Commerce Retail Importation Goods Inventory, or the Inventory, and thus goods beyond the scope of this Inventory will not have a tax code and may be prohibited from selling on the cross-border e-commerce platforms. Ministry of Finance, National Development and Reform Commission, Ministry of Industry and Information Technology, State Administration of Taxation, General Administration of Customs and other relevant authorities have jointed issued the Cross-Border E-Commerce Retail Importation Goods Inventory and the Cross-Border E-Commerce Retail Importation Goods Inventory (Second Batch) separately on April 6, 2016 and April 15, 2016. The Inventory may be updated from time to time. Specifically, cosmetics imported for the first time, nutrition supplements and other special food products required to be registered with the State Food and Drug Administration are excluded from the scope of the Inventory. We are prohibited from selling the cosmetics imported for the first time on our platform and we are also prohibited from selling nutrition supplements and other special food products before required registration certificates for these products have been legitimately obtained. However, pursuant to a transition policy issued by the General Administration of Customs, the goods which have been imported to or in transit to the bonded areas and special regulated areas of customs before April 8, 2016, can still be sold on the cross-border e-commerce platforms, even if these goods are not listed on the Inventory.

Further, pursuant to the Notice of Relevant Matters on Implementation of New Cross-Border E-Commerce Retail Importation Supervision and Administration Requirements, or the New Cross-Border E-Commerce Tax Implementation Notice, issued by the General Administration of Customs on May 24, 2016, the implementation of certain provisions of the Notice on Tax Policies of Cross-Border E-Commerce Retail Importation will be suspended until the expiration of a transition period, which, according to an announcement by a spokesman of MOFCOM in November 2016 and confirmed by an official MOFCOM news release issued on March 17, 2017, or the MOFCOM News Release, shall be over by the end of 2017. According to the New Cross-Border E-Commerce Tax Implementation Notice, the requirement of presenting customs clearance for bonded goods purchased online is suspended in ten cities, and the requirement of presenting first-time import license, registration or filing for online purchased cosmetics imported for the first time, nutrition supplements and other special food products, are suspended until the end of transition period. Further, according to the MOFCOM News Release, from January 1, 2018 the retail goods imported on cross-border e commerce platforms will be temporarily treated as personal items which are not subject to stricter regulation and higher tax rates applicable to general imported goods in 15 cross-border e-commerce trial areas.

Regulations Relating to Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in August 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency—denominated loans.

In August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular No. 142, regulating the conversion by a foreign-invested enterprise of foreign currency—registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular No. 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. To satisfy and facilitate the business and capital operations of foreign invested enterprises in the PRC, on July 15, 2014, SAFE issued a SAFE Circular 36 which launched the pilot reform of administration regarding conversion of foreign currency registered capitals of foreign-invested enterprises in 16 pilot areas. According to the SAFE Circular 36, an ordinary foreign-invested enterprise with a business scope containing “investment” in the pilot areas is permitted to use Renminbi converted from its foreign-currency registered capital to make equity investments in the PRC, subject to certain registration and settlement procedure as set forth in the SAFE Circular 36. On April 8, 2015, SAFE released the Notice on the Reform of the Management Method for the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19, which came into force and superseded SAFE Circular No. 142 and SAFE Circular 36 from June 1, 2015. SAFE Circular 19 has made certain adjustments to some regulatory requirements on the settlement of foreign currency capital of foreign-invested enterprises, and some foreign exchange restrictions under SAFE Circular No. 142 has been lifted. For example, the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise can be used for equity investments in the PRC but cannot be used to provide entrusted loans or repay loans between non-financial enterprises. Nevertheless, Circular 19 also reiterates the principle that Renminbi converted from foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope.  SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective June 2016. Compared to SAFE Circular 19, SAFE Circular 16 provides that discretionary foreign exchange settlement apply to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding Renminbi obtained from foreign exchange settlement are allowed to extend loans to related parties or repaying the inter-company loans (including advances by third parties). However, since SAFE Circular 16 came into effect recently, there exist substantial uncertainties with respect to its interpretation and implementation in practice.

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

SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or SAFE Circular 3, effective January 26, 2017. SAFE Circular 3 sets out various measures, including the following:

•                  relaxing the policy restriction on foreign exchange inflow to further enhance trade and investment facilitation, including (a) expanding the scope of foreign exchange settlement for domestic foreign exchange loans, (b) allowing the capital repatriation for offshore financing against domestic guarantee, (c) facilitating the centralized management of foreign exchange funds of multinational companies, and (d) allowing the offshore institutions within pilot free trade zones to settle foreign exchange in domestic foreign exchange accounts;

•                  tightening genuineness and compliance verification of cross-border transactions and cross-border capital flow, including (a) improving the statistics of current account foreign currency earnings deposited offshore, (b) requiring banks to verify board resolutions, tax filing form, and audited financial statements before wiring foreign invested enterprises’ foreign exchange distribution above US$50,000, (c) strengthening genuineness and compliance verification of foreign direct investments and (d) implementing full scale management of offshore loans in Renminbi and foreign currencies by requiring the total amount of offshore loans be no higher than 30% of the onshore lender’s equity shown on its audited financial statements of the last year.

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

M&A Rules

In August 2006, six PRC regulatory agencies, including the CSRC, adopted the M&A Rules, which were amended in June 2009. The M&A Rules establish procedures and requirements that could make some acquisitions of Chinese companies by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a Chinese domestic enterprise. In addition, the Security Review Rules issued by the Ministry of Commerce that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement. See “Item 3. Key Information — D. Risk Factors—Risks Related to Doing Business in China—The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.”

C.            Organizational Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries and consolidated VIEs and their subsidiaries, as of the date of this annual report:

(1)         Leo Ou Chen, Yusen Dai and Hui Liu hold 90.04%, 8.85% and 1.11% equity interests in Reemake Media, respectively.

(2)         Leo Ou Chen and Yusen Dai hold 80% and 20% equity interest in Tianjin Yingxun Technology Co., Ltd., respectively.

(3)   Leo Ou Chen hold 100% equity interests in Chengdu Li’ao Culture Communication Co., Ltd.

We are a “controlled company” as defined under NYSE Listed Company Manual because Mr. Leo Ou Chen beneficially owns a majority of the aggregate voting power of our company.

The VIE arrangements with Reemake Media and its shareholders through Beijing Jumei were terminated in April 2017, and we entered into VIE arrangements with Reemake Media and its shareholders through Chengdu Jumei on the same day, while our control over Reemake Media remains unchanged.

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Chengdu Jumei, our VIE, Reemake Media, and the shareholders of Reemake Media.

Shareholders’ Voting Rights Agreement. On April 20, 2017, the shareholders of Reemake Media entered into a shareholders’ voting rights agreement with Chengdu Jumei. Pursuant to the shareholders’ voting rights agreement, each of the shareholders of Reemake Media appointed Chengdu Jumei’s designated person as their attorney-in-fact to exercise all shareholder rights, including, but not limited to, attending the shareholders’ meeting, voting all matters of Reemake Media requiring shareholder approval, appointing or removing directors and executive officers, and disposing of all or part of the shareholder’s equity interests in Reemake Media. The shareholders’ voting rights agreement will remain in force for 20 years from the date of the agreement and shall be automatically extended for a period of one year unless Chengdu Jumei selects to terminate the agreement. The agreement can be extended for unlimited times.

Equity Pledge Agreements. On April 20, 2017, Chengdu Jumei, Reemake Media and the shareholders of Reemake Media entered into an equity pledge agreements. Pursuant to the equity pledge agreements, each of the shareholders of Reemake Media pledges all of their equity interests in Reemake Media to guarantee their and Reemake Media’s performance of their obligations under the contractual arrangements including, but not limited to, the exclusive consulting and services agreement, exclusive purchase option agreement and shareholders’ voting rights agreement. If Reemake Media or its shareholders breach their contractual obligations under these agreements, Chengdu Jumei, as pledgee, will have the right to dispose of the pledged equity interests. The shareholders of Reemake Media agree that, during the term of the equity pledge agreement, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests, and they also agree that they will take all necessary measures to prevent Chengdu Jumei’s rights relating to the equity pledges from being prejudiced by the legal actions of the shareholders of Reemake Media. During the term of the equity pledge agreements, Chengdu Jumei has the right to receive all of the dividends and profits distributed on the pledged equity interests. The equity pledges will become effective on the date when the pledge of equity interests contemplated in the agreement are registered with the relevant administration for industry and commerce in accordance with the PRC Property Rights Law and will remain effective until Reemake Media and its shareholders discharge all their obligations under the contractual arrangements. We have not completed the registration of the equity pledges with the relevant office of the administration for industry and commerce in accordance with the PRC Property Rights Law.

Exclusive Purchase Option Agreement. On April 20, 2017, Chengdu Jumei, Reemake Media and the shareholders of Reemake Media entered into an exclusive purchase option agreement. Pursuant to the exclusive purchase option agreement, each of the shareholders of Reemake Media irrevocably grants Chengdu Jumei an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholders’ equity interests in Reemake Media, and the purchase price shall equal the lower of : (1) the amount shareholders contributed to Reemake Media as registered capital for the equity interests to be purchased, or (2) the lowest price permitted by applicable PRC law. In addition, Reemake Media grants Beijing Jumei an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of Reemake Media’s assets at the lowest price permitted by applicable PRC law. Without the prior written consent of Chengdu Jumei, the shareholders of Reemake Media may not, and shall procure Reemake Media not to, transfer or otherwise dispose of their equity interests in Reemake Media or create or allow any encumbrance on the equity interests, increase or decrease the registered capital, dispose of its assets, terminate any material contract or enter into any contract that is in conflict with its material contracts, appoint or remove any management members, distribute dividends to the shareholders, guarantee its continuance, amend its articles of association and provide any loans to any third parties. The exclusive purchase option agreement will remain effective until all equity interests in Reemake Media held by its shareholders and all assets of Reemake Media are transferred or assigned to Chengdu Jumei or its designated representatives.

Exclusive Consulting and Services Agreement. Under the exclusive consulting and services agreement between Chengdu Jumei and Reemake Media, dated April 20, 2017, Chengdu Jumei has the exclusive right to provide to Reemake Media consulting and services related to all technologies needed for Reemake Media’s business. Chengdu Jumei owns the exclusive intellectual property rights created as a result of the performance of this agreement. Reemake Media agrees to pay Chengdu Jumei an annual service fee, at an amount equal to 95% of Reemake Media’s annual revenue or an amount otherwise agreed by Chengdu Jumei and Reemake Media. In addition, Chengdu Jumei may provide other technology services specified by Reemake Media from time to time, and charge Reemake Media for the services at a rate mutually agreed by the parties. This agreement will remain effective for an unlimited term, unless Chengdu Jumei and Reemake Media mutually agree to terminate the agreement in writing, or the agreement is required to be terminated by applicable PRC law. Reemake Media is not permitted to terminate the agreement in any event unless required by applicable law.

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

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinion of our PRC legal counsel. If the PRC government finds that the agreements that establish the structure for operating our online retail business do not comply with PRC government restrictions on foreign investment in e-commerce and related businesses, including but not limited to online retail businesses, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information — D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to our VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” and “Item 3. Key Information — D. Risk Factors—Risks Related to Doing Business in China—Substantial uncertainties exist with respect to the enactment timetable, the final version, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

D.            Property, Plant and Equipment

We are headquartered in Beijing and have leased an aggregate of approximately 12 thousand square meters of office, physical stores and customer service center space in Beijing. As of December 31, 2016, we also have leased an aggregate of approximately 138 thousand square meters in office, logistics center and/or customer service center space in Tianjin, Zhengzhou, Chengdu, Guangzhou, Shenyang, Ningbo, Suzhou, Shenzhen and Hong Kong. We lease most of our premises under operating lease agreements from independent third parties. A summary of our leased properties as of December 31, 2016 is shown below:

Location	Space (in thousands of square meters)	Use	Lease Term (years)
Beijing	12	Office, physical stores and customer service center	One to five
Tianjin	27	Logistics center and office	One to two
Zhengzhou	36	Office and logistics center	One to three
Chengdu	17	Office, logistics center and customer service center	One to four
Guangzhou	12	Office, Logistics center	One to three
Shenyang	11	Logistics center	One to two
Ningbo	2	Logistics center	One to two
Suzhou	24	Logistics center	One to two
Shenzhen	7	Logistics center	One
Hong Kong	2	Logistics center	Two

We typically enter into leasing agreements that are renewable every one to five years. We believe our existing facilities are sufficient for our near term needs.

On January 29, 2016, we acquired land use rights with RMB84.1 million (US$12.1 million) for 169,456 square meters of warehouse land in Suzhou, on which we are building a self-owned logistics center. We intend to start using this new logistics center in Suzhou in the third quarter of 2017.

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

A.            Operating Results

Overview

We generate net revenues from merchandise sales and marketplace services. We generate net revenues from merchandise sales when we act as principal for the direct sale of beauty products, baby, children and maternity products, light luxury products and health supplements. We generate net revenues from marketplace services when we act as service provider for third-party merchants and charge them fees for the sale of their products through our internet platform.

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

Our net revenues were RMB3.9 billion in 2014, RMB7.3 billion in 2015 and RMB6.3 billion (US$904.1 million) in 2016. We achieved net income of RMB405.4 million in 2014, RMB134.8 million in 2015 and RMB150.2 million (US$21.6 million) in 2016. Our net cash provided by operating activities were RMB422.4 million in 2014, RMB151.5 million in 2015 and RMB83.5 million (US$12.0 million) in 2016.

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

Net revenues

We generate net revenues from merchandise sales and marketplace services. Merchandise sales revenues are generated when we act as principal for the direct sale of beauty products, baby, children and maternity products, light luxury products and health supplements to customers through our internet platform. Merchandise sales revenues are recorded on a gross basis, net of surcharges and taxes. Marketplace service revenues are generated when we act as a service provider to third-party merchants and charge them fees for the sale of apparel and other lifestyle products through our internet platform. We historically offered certain beauty products through third-party merchants and generated marketplace service revenues from such third-party merchants. In the third quarter of 2014, we began the process of terminating our marketplace beauty product sales and shifting our marketplace beauty product sales to our merchandise sales. We have completed the termination of our marketplace beauty product sales. We historically provided fulfillment services to third-party merchants who sold beauty products through our internet platform and charged such third-party merchants for such services.

The following table sets forth the principal components of our net revenues by amounts and percentages of our total net revenues for the periods presented:

	Year Ended December 31,
	2014		2015		2016
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues
Merchandise sales	3,355,914	86.3	7,113,278	96.9	6,174,721	889,345	98.4
Marketplace services	531,617	13.7	229,681	3.1	102,462	14,757	1.6
Total net revenues	3,887,531	100.0	7,342,959	100.0	6,277,183	904,102	100.0

We monitor and strive to improve the following key business metrics to generate higher net revenues:

•                  Total number of active customers. We define active customers for a given period as customers who have purchased products offered by us or by our third-party merchants at least once during that period. The numbers of our active customers were approximately 13.3 million in 2014, 16.0 million in 2015 and 15.4 million in 2016.

•                  Total number of orders. The total numbers of orders were approximately 42.6 million in 2014, 73.2 million in 2015 and 61.5 million in 2016.

•                  Net GMV. We define net GMV as the sum of (i) net revenues generated from merchandise sales, and (ii) net revenues generated from marketplace services and adding back corresponding payables to our third-party merchants. Our net GMV was RMB6.6 billion in 2014, RMB8.9 billion in 2015 and RMB7.3 billion (US$1.1 billion) in 2016.

Sales in the traditional retail industry are significantly higher in the fourth quarter of each calendar year than in the preceding three quarters. E-commerce companies in China, including us, hold special promotional campaigns on festivals or days popular among young people, such as November 11 each year, which falls in the fourth quarter. We also hold special promotional campaigns in March and August each year to celebrate our anniversary. These special promotional campaigns typically increase our net revenues in the relevant quarters. Our seasonality may increase in the future. Due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results. Our future operating results will be affected by the timing of promotional or marketing campaigns that we may launch from time to time.

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

Marketing expenses. Marketing expenses consist primarily of advertising expenses, promotion expenses, and payroll and related expenses for personnel engaged in marketing. Advertising expenses, which are primarily spent on online and offline advertising, are expensed when the relevant services are received. Advertising expenses totaled RMB463.1 million, RMB599.7 million and RMB365.9 million (US$52.7 million) in 2014, 2015 and 2016, respectively. The decrease of our advertising expenses are mainly due to less spending on traditional marketing campaigns, partially offset by the increase of live broadcasting promotional videos as our major marketing efforts.

Technology and content expenses. Technology and content development expenses consist primarily of payroll and related costs for employees involved in application development, category expansion, editorial content production on our internet platform and system support expenses, as well as server charges and costs associated with telecommunications. As we continue to expand our technological capabilities to support our anticipated growth and new functionalities, as well as to enhance customer experience, we expect our technology and content expenses to continue to increase in absolute amount in the foreseeable future.

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

In April 2008, the State Administration of Taxation, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises specifying the criteria and procedures for the Certification of High and New Technology Enterprises, or HNTEs. HNTEs enjoy a preferential enterprise income tax rate of 15% upon filing with relevant tax authorities. Reemake Media, our consolidated VIE, obtained its HNTE certificate in September 2015 with a valid period of three years. Tianjin Cyril Information Technology Co., Ltd., or Tianjin Cyril, one of our PRC Subsidiaries, obtained its HNTE certificate in October 2014 with a valid period of three years.

According to the Notice on the Enterprise Income Tax regarding Deepening Implementation of Grand Development of the Western Region issued by the State Administration of Taxation, enterprises located in the western region of the PRC with principal revenues of over 70% generated from encouraged category of the western region are entitled to a preferential income tax rate of 15% for ten years from January 1, 2011 to December 31, 2020. Chengdu Jumei, which is located within the western region of the PRC and meets the criteria as set forth in the notice, is entitled to the preferential income tax rate of 15% starting from 2013 upon filing with the relevant tax authority.

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

Under the PRC Enterprise Income Tax Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management bodies” as establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by PRC individuals, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. Although we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises, it is possible that the PRC tax authorities could reach a different conclusion. See “Item 3. Key Information — D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.” However, even if one or more of our legal entities organized outside of the PRC were characterized as PRC resident enterprises, we do not expect any material change in our net current tax payable balance and the net deferred tax balance as none of these entities had any profit during the periods presented in the consolidated financial statements included elsewhere in this annual report.

Change in PRC regulation of import tax on consumer goods imported through cross-border e-commerce platforms could also have a significant impact on our operating results. For instance, under the new pattern of cross-border e-commerce which came into effect on April 8, 2016, our sale tax would increase, which would decrease our gross margin. In addition, under the new pattern, we are prohibited from selling the cosmetics imported for the first time on our platform and we are also prohibited from selling nutrition supplements and other special food products before required registration certificates for these products have been legitimately obtained. Before we obtain the required registration certificates for these products, our sales of these products could be negatively impacted during the interim periods. See “Item 3. Key Information — D. Risk Factors—Risks Related to Doing Business in China— The change of PRC regulation of import tax on consumer goods imported through cross-border e-commerce platforms could adversely affect our financial condition and results of operations.”

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

In connection with our independent registered public accounting firm’s audit of the effectiveness of our internal control over financial reporting as of December 31, 2015, and our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2015, we and our independent registered public accounting firm identified two “material weaknesses” in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB.  The material weaknesses identified as of December 31, 2015 were as follows:

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

We have undertaken certain additional remedial measures to improve our internal control over financial reporting and disclosure controls to address the material weaknesses. As of December 31, 2016, our management has concluded that our internal control over financial reporting is effective after the remediation. For details on these initiatives, please see “Item 15. Controls and Procedures — Remediation of Material Weaknesses in Internal Control over Financial Reporting Reported in 2015.”

However, if we fail to maintain effective internal control over financial reporting in the future, our management may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. In addition, the process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that satisfies our reporting obligations. Our failure to discover and address any other material weaknesses or deficiencies may result in inaccuracies in our financial statements or delay in the preparation of our financial statements. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Ineffective internal control over financial reporting could also expose us to increased risk of fraud or misappropriations of corporate assets and subject us to potential delisting from the stock exchange on which our ADSs are listed, regulatory investigations or civil or criminal sanctions. See “Item 3. Key Information — D. Risk Factors—Risks Related to Our Business—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

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

Loans receivable, net

Our loans receivable consist of an entrusted loan, a convertible loan and a loan receivable from a venture capital fund with annual interest rate of from 4.35% and up to 10% based on different conditions.

Entrusted loan and loan receivable are carried at amortized cost. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable.

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

Long-term investments

Long-term investments are comprised of investments in privately-held companies and limited partnerships, which are accounted for under the cost method or equity method.

Cost method investments

In accordance with ASC 325-20, “Investments-Other: Cost Method Investments”, we account for our investment using the cost method of accounting when we do not have significant influence over the investments’ business and operations. We carry such investment at cost and recognize as income any dividends received from a distribution of investee’s earnings. We review the investment for impairment whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable.

Equity method investments

In accordance with ASC 323 “Investment-Equity Method and Joint Ventures”, we apply the equity method of accounting to equity investments, in common stock or in-substance common stock, over which we have significant influence but do not own a majority equity interest or otherwise control. Significant influence is generally considered to exist when we have an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation in the investee’s board of directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate. For the investment in limited partnerships, where we hold less than a 20% equity or voting interest, our influence over the partnership operating and financial policies is more than minor, and thus is subject to equity method as well.

Under the equity method of accounting, the affiliated company’s accounts are not reflected within our consolidated balance sheets and statements of comprehensive income; however, our share of the earnings or losses of the affiliated company is reflected in the caption “share income from equity method investments” in the consolidated statements of comprehensive income. An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than temporary.

Investment security

We invest in marketable equity security to meet business objectives. In accordance with ASC 320, “Investment Debt and Equity Securities” this marketable security is stated at fair value, classified and accounted for as available-for-sale securities in investment security. The treatment of a decline in the fair value of an individual security is based on whether the decline is other-than-temporary. We assess its available-for-sale securities for other-than-temporary impairment by considering factors including, but not limited to, its ability and intent to hold the individual security, severity of the impairment, expected duration of the impairment and forecasted recovery of fair value. Investments classified as available-for-sale securities are reported at fair value with unrealized gains or losses, if any, recorded in accumulated other comprehensive income in shareholders’ equity. If we determine a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss charged in the consolidated statement of comprehensive income. We reviewed the stock price of the investment security and noted that the stock price also went down in the subsequent period of 2017. Therefore, we concluded that the decline was other than temporary and therefore an impairment of RMB114.8 million (US$16.5 million) was recognized.

Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than we had originally estimated. When these events occur, we evaluate the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying value of the asset, we recognize an impairment loss based on the excess of the carrying value of the assets over its fair value. No impairment charge was recognized for the years ended December 31, 2014, 2015, and 2016.

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

We adopted the 2011 plan in March 2011. The maximum number of ordinary shares in respect of which share awards may be granted under the 2011 plan is 10,401,229. The 2011 plan will terminate automatically 10 years after its adoption, unless terminated earlier by our board’s approval. As of March 31, 2017, options to purchase 1,708,066 ordinary shares have been granted and outstanding under the 2011 plan, excluding awards that were forfeited or cancelled after the relevant grant dates.

We adopted the 2014 plan in April 2014. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 plan is 6,300,000 Class A ordinary shares initially. The number of shares reserved for future issuances under the 2014 plan will be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, or such lesser number of Class A ordinary shares as determined by our board of directors, on the first day of each calendar year during the term of the 2014 plan beginning in 2015. Unless terminated earlier, the 2014 plan will terminate automatically in 2024. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 plan is 8,546,214 Class A ordinary shares as of March 31, 2017. As of March 31, 2017, 233,710 restricted share units are granted and outstanding under the 2014 plan.

A summary of our share option activities through March 31, 2017 is presented below (share and per share information is presented to give retroactive effect to the share splits that we have conducted so far).

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

On August 1, 2016, we granted 100,000 restricted shares of our company to our employees, subject to four-year service vesting schedule.

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

Date	Fair Value Per Share (US$)	DLOM	Discount Rate	Type of Valuation	Purpose of the Valuations
January 16, 2011	0.09	30%	32.00%	Retroactive	(d)
April 08, 2011	0.09	30%	30.00%	Retroactive	(a), (b),(c)
November 18, 2011	0.66	25%	30.00%	Retroactive	(a), (b),(c)
February 23, 2012	0.80	25%	28.00%	Retroactive	(a), (b)
September 23, 2012	2.83	20%	25.00%	Retroactive	(a), (b)
April 18, 2013	6.66	15%	20.00%	Contemporaneous	(a), (b)
August 01, 2013	7.91	10%	19.00%	Contemporaneous	(a), (b)
October 28, 2013	12.20	10%	19.00%	Contemporaneous	(e)
November 20, 2013	12.83	10%	18.50%	Contemporaneous	(e)
December 31, 2013	13.52	10%	18.00%	Contemporaneous	(a), (b)
April 1, 2014	20.02	5%	17.00%	Contemporaneous	(a), (b)
March 31, 2015	15.82	N/A	N/A	N/A	(a), (b)
August 1, 2016	4.08	N/A	N/A	N/A	(a), (b)

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

Uncertain tax positions

ASC 740, “Tax provision” prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining its provision for income taxes. We recognize interests and penalties, if any, under accrued expenses and other current liabilities on our balance sheet and under other expenses in our consolidated statement of comprehensive income. As of December 31, 2015 and 2016, we did not have any material unrecognized uncertain tax positions.

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

As a result of these contractual arrangements, we maintain the ability to exercise effective control over our consolidated VIEs and VIE’s subsidiaries, receive substantially all of the economic benefits and have an exclusive option to purchase all or part of the equity interests and assets in our consolidated VIEs and VIEs’ subsidiaries when and to the extent permitted by PRC law at a minimum price. We conclude that we are the primary beneficiary of each of our consolidated VIEs and VIEs’ subsidiaries. As such, we consolidated the financial results of the VIEs in our consolidated financial statements as required by SEC Regulation SX-3A-02 and ASC subtopic 810-10, “Consolidation”: Overall. We will reconsider the initial determination of whether a legal entity is a consolidated VIEs upon occurrence of certain events listed in ASC 810-10-35-4. We will also continuously reconsider whether we are the primary beneficiary of our VIEs as facts and circumstances change. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers”, which supersedes the revenue recognition requirements in “Revenue Recognition (Topic 605)”, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. In August 2015, the FASB deferred the effective date of the revenue recognition guidance to reporting periods beginning after December 15, 2017. Early adoption is permitted for reporting periods beginning after December 15, 2016. We are currently evaluating the impact of the adoption on our consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities to be classified as noncurrent on the balance sheet. The amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted. Additionally, the new guidance may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The implementation of this update had no impact on our consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities”, which amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments. This amendment requires all equity investments to be measured at fair value, with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). This standard will be effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We are currently evaluating the impact of adopting this standard on our consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases. ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2018. Early adoption is permitted. We are currently evaluating the impact this new guidance will have on our consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, “Compensation — Stock Compensation”. Improvements to Employee Share-Based Payment Accounting, which relates to the accounting for employee share-based payments. This standard addresses several aspects of the accounting for share-based payment award transactions, including: (a) income tax consequences; (b) classification of awards as either equity or liabilities; and (c) classification on the statement of cash flows; (d) accounting for forfeitures of share-based payments. This standard will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. We do not expect this standard to have a material impact on our consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments-Credit Losses (Topic 326)”, which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. We are currently evaluating the impact that the standard will have on our consolidated financial statements and related disclosures.

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows — Classification of Certain Cash Receipts and Cash Payments”, which clarifies the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The implementation of this update is not expected to have any material impact on our consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, “Business Combinations (Topic 805)”: Clarifying the Definition of a Business, which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The standard should be applied prospectively on or after the effective date. We will evaluate the impact of adopting this standard prospectively upon any transactions of acquisitions or disposals of assets or businesses.

In January 2017, the FASB issued ASU 2017-04, “Simplifying the Test for Goodwill Impairment.” The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The implementation of this update is not expected to have any material impact on our consolidated financial statements.

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

	For the Year Ended December 31,
	2014		2015		2016
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for share, per share and per ADS data)
Summary Consolidated Statements of Income:
Net revenues:
Merchandise sales	3,355,914	86.3	7,113,278	96.9	6,174,721	889,345	98.4
Marketplace services	531,617	13.7	229,681	3.1	102,462	14,757	1.6
Total net revenues	3,887,531	100.0	7,342,959	100.0	6,277,183	904,102	100.0
Cost of revenues	(2,350,702)	(60.5)	(5,225,669)	(71.2)	(4,524,897)	(651,721)	(72.1)
Gross profit	1,536,829	39.5	2,117,290	28.8	1,752,286	252,381	27.9
Operating expenses
Fulfillment expenses	(434,691)	(11.2)	(948,954)	(12.9)	(769,651)	(110,853)	(12.3)
Marketing expenses	(499,115)	(12.8)	(655,314)	(8.9)	(427,827)	(61,620)	(6.8)
Technology and content expenses	(135,698)	(3.5)	(169,694)	(2.3)	(216,310)	(31,155)	(3.4)
General and administrative expenses	(102,527)	(2.6)	(191,918)	(2.6)	(206,243)	(29,705)	(3.3)
Total operating expenses	(1,172,031)	(30.1)	(1,965,880)	(26.7)	(1,620,031)	(233,333)	(25.8)
Income from operations	364,798	9.4	151,410	2.1	132,255	19,048	2.1
Other income/(expenses)
Interest income	82,251	2.1	114,123	1.6	85,597	12,329	1.4
Others, net	56,397	1.5	(59,289)	(0.8)	76,271	10,985	1.2
Share of income from equity method investment	—	—	—	—	2,452	353	0.0
Impairment of investment security, net of nil tax	—	—	—	—	(114,789)	(16,533)	(1.8)
Income before tax	503,446	13.0	206,244	2.9	181,786	26,182	2.9
Income tax expenses	(98,083)	(2.5)	(71,403)	(1.0)	(31,604)	(4,552)	(0.5)
Net income	405,363	10.4	134,841	1.9	150,182	21,630	2.4
Net income attributable to noncontrolling interests	(222)	(0.0)	(11,925)	(0.2)	(7,958)	(1,146)	(0.1)
Net income attributable to Jumei International Holding Limited	405,141	10.4	122,916	1.7	142,224	20,484	2.3
Accretion to preferred share redemption value	(4,629)	(0.1)	—	—	—	—	—
Income allocation to participating Redeemable Preferred Shares	(55,984)	(1.4)	—	—	—	—	—
Net income attributable to Jumei’s ordinary shareholders	344,528	8.9	122,916	1.7	142,224	20,484	2.3

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Net revenues. Our net revenues decreased by 14.5% from RMB7.3 billion in 2015 to RMB6.3 billion (US$904.1 million) in 2016, which included RMB6.2 billion (US$889.3 million) generated from merchandise sales and RMB102.5 million (US$14.8 million) generated from marketplace services. The decrease of net revenue was primarily attributable to the decrease in active customers and total orders, especially such decrease as contributed by Jumei Global. The decrease in revenue from Jumei Global was a result of decline in sales volume, mainly attributable to the change of PRC regulation of import tax on consumer goods imported through cross-border e-commerce platforms. The number of our active customers decreased from approximately 16.0 million in 2015 to approximately 15.4 million in 2016. The number of our total orders decreased from approximately 73.2 million in 2015 to approximately 61.5 million in 2016.

Cost of revenues. Our cost of revenues decreased by 13.4% from RMB5.2 billion in 2015 to RMB4.5 billion (US$651.7 million) in 2016, which was generally in line with the decrease in merchandise sales for the same period.

Gross profit. Our gross profit decreased by 17.2% from RMB2.1 billion in 2015 to RMB1.8 billion (US$252.4 million) in 2016, and our gross profit as a percentage of net revenues decreased from 28.8% to 27.9% during the same period. Our gross profit as a percentage of our net GMV increased from 23.7% in 2015 to 24.0% in 2016. The lower gross profit margin in 2016 is mainly attributed to the change of PRC regulation of import tax on consumer goods imported through cross-border e-commerce platforms.

Operating expenses. Our operating expenses decreased from RMB2.0 billion in 2015 to RMB1.6 billion (US$233.3 million) in 2016. Our operating expenses as a percentage of our net GMV increased from 22.0% in 2015 to 22.2% in 2016.

•                  Fulfillment expenses. Our fulfillment expenses decreased from RMB949.0 million in 2015 to RMB769.7 million (US$110.9 million) in 2016. The decrease was primarily attributable to the decrease in the number of orders fulfilled. The number of orders that we fulfilled decreased from approximately 64.2 million in 2015 to 56.5 million in 2016. Our fulfillment expenses as a percentage of our net GMV remained stable at 10.6% from 2015 to 2016. In particular, expenses related to wrap pages and revolving materials decreased mainly due to the decline in sales volume of baby and maternity products, which consume relatively higher level of wrap page expenses.

In 2016, we offer free shipping for two items or above, or RMB299 or above order size. Although our shipping policies do not necessarily pass the full cost of shipping on to our customers, these policies improve customers’ shopping experience and promote customer loyalty, which in turn help us acquire and retain customers. Shipping expenses amounted to RMB338.1 million in 2015 and RMB311.4 million (US$44.9 million) in 2016, primarily because a decrease in fulfilled orders generated by Jumei Global.

•                  Marketing expenses. Our marketing expenses decreased from RMB655.3 million in 2015 to RMB427.8 million (US$61.6 million) in 2016, which was primarily attributable to less spending on traditional marketing campaigns, partially offset by the increase of live broadcasting promotional videos as our major marketing efforts. Our marketing expenses as a percentage of our net GMV decreased from 7.3% in 2015 to 5.9% in 2016.

•                  Technology and content expenses. Our technology and content expenses increased from RMB169.7 million in 2015 to RMB216.3 million (US$31.2 million) in 2016. The increase in our technology and content expenses was primarily attributable to the increase of RMB12.8 million (US$1.8 million) in server rental and bandwidth fees, and the increase of RMB27.7 million (US$4.0 million) in staff costs on technology and content personnel. Our technology and content personnel increased from 674 in 2015 to 726 in 2016. Our technology and content expenses as a percentage of our net GMV increased from 1.9% in 2015 to 3.0% in 2016.

•                  General and administrative expenses. Our general and administrative expenses increased from RMB191.9 million in 2015 to RMB206.2 million (US$29.7 million) in 2016, primarily due to the increase of RMB5.1 million (US$0.7 million) in staff costs on general and administrative personnel and the increase of RMB11.0 million (US$1.6 million) in professional consulting fees. Our general and administrative personnel increased from 403 in 2015 to 467 in 2016. Our general and administrative expenses as a percentage of our net GMV increased from 2.2% in 2015 to 2.8% in 2016.

Interest income. Our interest income decreased from RMB114.1 million in 2015 to RMB85.6 million (US$12.3 million) in 2016 primarily due to reduced purchase of wealth management products.

Other income/expense. We had net other income of RMB76.3 million (US$11.0 million) in 2016, as compared to RMB59.3 million of net other expense we incurred in 2015, primarily due to an exchange gain of RMB28.0 million (US$4.0 million) in 2016 and ADS reimbursement of RMB10.6 million (US$1.5 million) recognized in 2016.

Income tax expense. Our income tax expense decreased from RMB71.4 million in 2015 to RMB31.6 million (US$4.6 million) in 2016 primarily due to a decrease in our taxable income. Our effective tax rate decreased from 34.5% in 2015 to 17.4% in 2016 due to the reverse of valuation allowance accrued in 2015 as a result of that the entities previously projected as loss turned out to be gain in 2016.

Net income. As a result of the foregoing, our net income increased from RMB134.8 million in 2015 to RMB150.2 million (US$21.6 million) in 2016.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Net revenues. Our net revenues increased by 88.9% from RMB3.9 billion in 2014 to RMB7.3 billion in 2015, which included RMB7.1 billion generated from merchandise sales and RMB229.7 million generated from marketplace services. The increase of RMB3.8 billion in merchandise sales was partially offset by the decrease of RMB301.9 million in marketplace services. The decrease was primarily due to our shift in strategy from marketplace sales to merchandise sales for beauty product that started in September 2014 and the launch of Jumei Global. The increase of net revenues was primarily attributable to the increase in active customers and total orders, especially such increase as contributed by Jumei Global. Through Jumei Global, we are able to reach more customers in the large and growing cross-border e-commerce market in China. We have also expanded our product offerings to products other than beauty products, such as baby and maternity products and health supplements. The more diversified product offering has resulted in more active customers and generated more orders. Moreover, we increased expenses in advertisement fee on online marketing and sold products at deeper discount, which attracted more customers and more orders. The number of our active customers increased from approximately 13.3 million in 2014 to approximately 16.0 million in 2015. The number of our total orders increased significantly from approximately 42.6 million in 2014 to approximately 73.2 million in 2015.

Cost of revenues. Our cost of revenues increased from RMB2.4 billion in 2014 to RMB5.2 billion in 2015, significantly outgrowing the growth in net revenues. The increase in our cost of revenues significantly outgrew the growth in our net revenues mainly as a result of our shift in strategy from beauty product marketplace sales to merchandise sales that started in September 2014. This is because we record costs of products sold through merchandise sales as cost of revenues, whereas, for marketplace sales, we do not record costs of products sold but act as the service provider for other vendors and charge third-party merchant fees for the sales of their products.

Gross profit. Our gross profit increased by 37.8% from RMB1.5 billion in 2014 to RMB2.1 billion in 2015 but our gross profit as a percentage of net revenues decreased from 39.5% to 28.8% during the same period. Our gross profit as a percentage of our net GMV increased from 23.4% in 2014 to 23.7% in 2015. The lower gross profit margin in 2015 is mainly attributed to the shift in strategy from beauty product marketplace sales to merchandise sales that started in September 2014 and sales promotion activities in the second half of 2015 during which we sold products at deeper discount to increase inventory turnover.

Operating expenses. Our operating expenses increased from RMB1.2 billion in 2014 to RMB2.0 billion in 2015 primarily due to our significant business expansion. Our operating expenses as a percentage of our net GMV increased from 17.8% in 2014 to 22.0% in 2015.

•                  Fulfillment expenses. Our fulfillment expenses increased from RMB434.7 million in 2014 to RMB949.0 million in 2015. The increase was primarily attributable to the significant increase in the number of orders fulfilled. The number of orders that we fulfilled increased from approximately 32.5 million in 2014 to 64.2 million in 2015. Our fulfillment expenses as a percentage of our net GMV increased from 6.6% in 2014 to 10.6% in 2015, primarily because an increase in fulfilled orders generated by Jumei Global and the shift from marketplace sales to merchandise sales of beauty products. Fulfillment expense for Jumei Global order is generally higher, as Jumei Global orders generally incur higher shipping expenses as well as custom related expenses. Most of the marketplace sales orders are not fulfilled by us.

In 2015, we offer customers of Jumei Global free shipping regardless of how many items they purchase, whereas for other sales formats, we offer free shipping for two items or above, or RMB299 or above order size. Although our shipping policies do not necessarily pass the full cost of shipping on to our customers, these policies improve customers’ shopping experience and promote customer loyalty, which in turn help us acquire and retain customers. Shipping expenses amounted to RMB162.1 million in 2014 and RMB338.1 million in 2015. Shipping expenses as a percentage of our net GMV increased from 2.5% in 2014 to 3.8% in 2015, primarily because an increase in fulfilled orders generated by Jumei Global and the shift from marketplace sales to merchandise sales of beauty products. The increase in Jumei Global orders was partially attributable to the favorable shipping policies for Jumei Global orders.

•                  Marketing expenses. Our marketing expenses increased from RMB499.1 million in 2014 to RMB655.3 million in 2015, which was primarily attributable to the increase of RMB136.6 million in advertisement fee on online marketing and brand promotion activities. Our marketing expenses as a percentage of our net GMV was relatively flat from 7.6% in 2014 to 7.3% in 2015.

•                  Technology and content expenses. Our technology and content expenses increased from RMB135.7 million in 2014 to RMB169.7 million in 2015. The increase in our technology and content expenses was primarily attributable to the increase of RMB21.6 million in server rental and bandwidth fees. Our technology and content expenses as a percentage of our net GMV was relatively flat from 2.1% in 2014 to 1.9% in 2015.

•                  General and administrative expenses. Our general and administrative expenses increased from RMB102.5 million in 2014 to RMB191.9 million in 2015, primarily due to the increase of RMB18.6 million in bad debt expenses and RMB19.7 million in advance to a supplier write off as well as the increase of RMB29.9 million in share-based compensation expenses and staff costs on general and administrative personnel. Our general and administrative personnel increased from 308 as of December 31, 2014 to 403 as of December 31, 2015. Our general and administrative expenses as a percentage of our net GMV increased from 1.6% in 2014 to 2.2% in 2015.

Interest income. Our interest income increased from RMB82.3 million in 2014 to RMB114.1 million in 2015 primarily due to higher bank deposits.

Other income/expense, net. We incurred net other expense of RMB59.3 million in 2015, as compared to RMB56.4 million of net other income we generated in 2014, primarily due to an exchange loss of RMB78.1 million in 2015, a write-down of RMB16.0 million for the call option related to the investment in BabyTree when the call option expired at the end of 2015 without exercise, and a decrease of RMB9.5 million in the government subsidies we received from RMB54.4 million in 2014 to RMB44.9 million in 2015.

Income tax expense. Our income tax expense decreased from RMB98.1 million in 2014 to RMB71.4 million in 2015 primarily due to a decrease in our taxable income. Our effective tax rate increased from 20% in 2014 to 34.5% in 2015 due to the recognition of valuation allowance on deferred tax asset, as it’s more likely than not that such assets will not be realized in the future.

Net income. As a result of the foregoing, our net income decreased from RMB405.4 million in 2014 to RMB134.8 million in 2015.

B.            Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated by operating activities and the issuance of Class A ordinary shares in our initial public offering and our concurrent private placement in May 2014, as well as of preferred shares in private placements. As of December 31, 2016, our principal sources of liquidity was RMB3.0 billion (US$432.3 million) of cash, cash equivalents and short-term investments. Our cash and cash equivalents represent cash on hand, time deposits and highly liquid investments placed with banks or other financial institutions, which have original maturities of three months or less and are readily convertible to known amounts of cash. Short-term investments comprise of the term deposits as well as highly liquid investments placed with banks with original maturities longer than three months but less than one year. We believe that our current cash and cash equivalents, short-term investments and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. We may, however, need additional capital in the future to fund our continued operations.

Although we consolidate the results of our consolidated VIEs, we only have access to the assets or earnings of our consolidated VIEs through our contractual arrangements with them. See “Item 4. Information on the Company — C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

As of December 31, 2016, our subsidiaries in China held cash and cash equivalents and short-term investments in the amount of RMB880.6 million (US$126.8 million), and our consolidated VIEs and their subsidiaries held cash and cash equivalents and short-term investments in the amount of RMB4.1 million (US$0.6 million), which includes cash reserved to settle payables to our subsidiary in China. We would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiaries in China to our offshore subsidiaries. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balance in China for general corporate purpose.

The following table sets forth a summary of our cash flows for the periods indicated:

	As of December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	422,444	151,497	83,518	12,029
Net cash provided by/(used in) investing activities	(2,575,715)	1,383,691	(440,461)	(63,441)
Net cash provided by financing activities	2,486,702	4,417	13,285	1,913
Effect of exchange rate changes on cash and cash equivalents	(512)	12,555	80,842	11,646
Net increase/(decrease) in cash and cash equivalents	332,919	1,552,160	(262,816)	(37,853)
Cash and cash equivalents at beginning of year	679,208	1,012,127	2,564,287	369,334
Cash and cash equivalents at end of year	1,012,127	2,564,287	2,301,471	331,481

Operating Activities

Net cash provided by operating activities amounted to RMB83.5 million (US$12.0 million) in 2016, which was primarily attributable to a net income of RMB150.2 million (US$21.6 million), adjusted for non-cash items of RMB155.0 million (US$22.3 million) and a net decrease of RMB221.7 million (US$31.9 million) in change in working capital. The net decrease in change in working capital was primarily attributable to a decrease in accounts payable of RMB455.9 million (US$65.7 million), partially offset by a decrease in inventories of RMB307.2 million (US$44.2 million).

Net cash provided by operating activities amounted to RMB151.5 million in 2015, which was primarily attributable to a net income of RMB134.8 million, adjusted for non-cash items of RMB245.6 million and a net decrease of RMB228.9 million in change in working capital. The net decrease in change in working capital was primarily attributable to an increase in inventories of RMB340.0 million, partially offset by an increase in accounts payable of RMB131.6 million.

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

Investing Activities

Net cash used in investing activities amounted to RMB440.5 million (US$63.4 million) in 2016, which was primarily attributable to the maturity of RMB3.1 billion of our short term investment, partially offset by our purchase of RMB3.4 billion of short term investment.

Net cash provided by investing activities amounted to RMB1.4 billion in 2015, which was primarily attributable to the maturity of RMB5.0 billion of our short term investments, partially offset by our purchase of RMB2.8 billion of short term investments, and the investment of RMB558.0 million in BabyTree and RMB172.6 million in investment security.

Net cash used in investing activities amounted to RMB2.6 billion in 2014, which was primarily attributable to our purchase of short term investments.

Financing Activities

Net cash provided by financing activities amounted to RMB13.3 million (US$1.9 million) in 2016, which was attributable to RMB2.4 million of proceed from exercises of share options and RMB11.1 million of proceeds from bank loans which derived from a disposed subsidiary in South Korea.

Net cash provided by financing activities amounted to RMB4.4 million in 2015, which was attributable to RMB9.8 million of proceeds from exercises of share options and RMB11.1 million of proceeds from bank loans, partially offset by RMB15.4 million in payback of short-term borrowings.

Net cash provided by financing activities amounted to RMB2.5 billion in 2014, which was attributable to the net proceeds from our initial public offering and our concurrent private placement in May 2014.

Capital Expenditures

Our capital expenditures amounted to RMB40.1 million, RMB36.5 million and RMB130.2 million (US$18.7 million) in 2014, 2015 and 2016, respectively. Our capital expenditures have been principally used for purchasing land use rights, renovation and purchase of equipment for new logistics centers and our leased office in Beijing, as well as purchases of equipment related to our research and development efforts. On January 29, 2016, we acquired land use rights with RMB84.1 million (US$12.1 million) for 169,456 square meters of warehouse land in Suzhou. In 2016, our investment on construction in process was RMB16.7 million (US$2.4 million).

Holding Company Structure

Jumei International Holding Limited is a holding company with no material operations of its own. We conduct our operations primarily through our wholly owned subsidiaries and our consolidated VIEs in China. As a result, our ability to pay dividends depends upon dividends paid by our wholly owned subsidiaries. If our wholly owned subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our wholly owned PRC subsidiaries and our consolidated affiliated entity is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, as of December 31, 2016, we had RMB37.8 million (US$5.4 million) in statutory reserves that are not distributable as cash dividends. We currently plan to reinvest all earnings from our PRC subsidiaries to their business developments and do not plan to request dividend distributions from them.

The exclusive consulting and services agreement entered into among Beijing Jumei, Reemake Media and the shareholders of Reemake Media requires Reemake Media to pay service fees in Renminbi to Beijing Jumei in the manner and amount set forth in such agreement. After paying the applicable withholding taxes and making appropriations for the statutory reserve, the remaining net profits of our PRC subsidiaries would be available for distribution to our offshore companies. As an offshore holding company of our PRC subsidiaries and consolidated VIEs, we may make loans to our PRC subsidiaries and consolidated VIEs. Any loans to our PRC subsidiaries are subject to foreign exchange loan registrations with relevant governmental authorities in China, and loans by us to our VIEs, which are domestic PRC entities, must be registered with the National Development and Reform Commission and must also be registered with SAFE or its local branches. We may also finance our subsidiaries by means of capital contributions. See “Item 3. Key Information — D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Furthermore, cash transfers from our PRC subsidiaries to our offshore companies are subject to PRC government control of currency conversion. For example, remittance of dividends by our PRC subsidiaries out of China is subject to examination by the banks designated by SAFE. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and our consolidated VIEs to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3. Key Information — D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.”

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2014, 2015 and 2016 were increases of 1.5%, 1.6% and 2.1%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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

Technology and content development expenses consist primarily of payroll and related costs for employees involved in application development, category expansion, editorial content production on our internet platform and system support expenses, as well as server charges and costs associated with telecommunications. As we continue to expand our technological capabilities to support our anticipated growth and new functionalities, as well as to enhance customer experience, we expect our technology and content expenses to continue to increase in absolute amount in the foreseeable future. We incurred RMB135.7 million, RMB169.7 million and RMB216.3 million (US$31.2 million) in technology and content development expenses in 2014, 2015 and 2016, respectively.

Intellectual Property

We regard our trademarks, software copyrights, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark, copyright and trade secret protection laws in the PRC, as well as confidentiality procedures and contractual provisions with our employees, service providers, suppliers, third-party merchants and others to protect our proprietary rights. As of December 31, 2016, we owned 321 registered trademarks, copyrights to 30 software programs developed by us relating to various aspects of our operations, and 34 registered domain names, including jumei.com and jumeiglobal.com.

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2016 to December 31, 2016 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.                                     Tabular Disclosure of Contractual Obligations

We lease our facilities and offices under non-cancellable operating lease agreements. The rental expenses were RMB70.5 million, RMB99.1 million and RMB95.7 million (US$13.8 million) during the years ended December 31, 2014, 2015 and 2016, respectively.

As of December 31, 2016, future minimum commitment under non-cancelable agreements were as follows:

RMB (in thousand)	Total	2017	2018	2019	2020	2021 and thereafter
Operating lease	167,494	50,992	39,444	36,195	26,506	14,357
Capital commitment	81,230	81,230	—	—	—	—

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2016.

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

Item 6.                                 Directors, Senior Management and Employees

A.                                    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. In April 2016, Mr. Yunsheng Zheng tendered his resignation from co-chief financial officer position for personal reasons, effective in June 2016. In December 2016, at our request, Mr. Zheng rejoined us as our chief financial officer to help us through the transition period until we recruit a new chief financial officer. As of the date of this annual report, Mr. Zheng serves as our chief financial officer.

Directors and Executive Officers	Age	Position/Title
Leo Ou Chen	34	Founder, Chairman of the Board of Directors and Chief Executive Officer
Yusen Dai	30	Co-Founder, Director and Vice President of Products
Sean Shao	60	Independent director
Zhenquan Ren	44	Independent director
Mang Su	45	Independent director
Adam J. Zhao	49	Independent director
Huipu Liu	38	Senior Vice President
Yunsheng Zheng	44	Chief Financial Officer

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

Mr. Sean Shao currently serves as (i) independent director and chairman of the audit committee of: 21Vianet Group, Inc., a leading carrier-neutral internet data center services provider listed on NASD since August 2015; Jumei International Holding Ltd., an e-commerce company listed on NYSE since May 2014; LightInTheBox Holdings Co. Ltd., an e-commerce company listed on NYSE since June 2013 and UTStarcom Holdings Corp., a provider of broadband equipment and solutions listed on NASDAQ since October 2012, (ii) independent director and chairman of the audit and compensation committees of China Biologic Products, Inc., a biopharmaceutical company listed on NASDAQ since July 2008. He served as the chief financial officer and a Board Member of Trina Solar Limited from 2006 to 2008 and from 2015 to 2017 respectively. In addition, Mr. Shao served from 2004 to 2006 as the chief financial officer of ChinaEdu Corporation, an educational service provider, and of Watchdata Technologies Ltd., a Chinese security software company. Prior to that, Mr. Shao worked at Deloitte Touche Tohmatsu CPA Ltd. for approximately a decade. Mr. Shao received his master’s degree in health care administration from the University of California at Los Angeles in 1988 and his bachelor’s degree in art from East China Normal University in 1982. Mr. Shao is a member of the American Institute of Certified Public Accountants.

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

Mr. Adam J. Zhao has served as our independent director since March 2016. Mr. Adam J. Zhao has been the chief financial officer and board secretary of PapayaMobile since December 2014. Mr. Adam J. Zhao was an independent director of eLong, Inc. Prior to joining PapayaMobile, Mr. Zhao was the CFO and board secretary of Country Style Cooking Restaurant Chain since January 2012. Prior to that, he was the corporate vice president of Ninetowns Internet Technology Group since August 2007. From 2004 to 2007, he was the CFO of Digital Media Group, which was acquired by VisionChina Media Inc., a NASDAQ-listed company. Mr. Zhao’s earlier experiences include investment management positions at New Hope Capital and serving as an investment director at a Hong Kong investment company. Mr. Zhao received his bachelor’s degree in economics from Beijing International Study University in 1989 and his MBA from the University of Illinois in Chicago in 2003.

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

Mr. Yunsheng Zheng has served as our chief financial officer since December, 2016, and is in charge of our accounting and financial reporting. Mr. Zheng previously served as our co-chief financial officer from April 2014 to March 2016, and as our chief financial officer from April 2016 to June 2016. Prior to that, Mr. Zheng served as our vice president of finance since joining us in June 2012. Prior to joining us, he was the head of finance function for the new business initiatives division of Nanjing FullShare Group, a private conglomerate in China, from 2009 to 2010. From 2006 to 2009, he was the chief financial officer of BlueStar SecuTech Inc., and participated in the preparation for its initial public offering on London Stock Exchange in 2007. Prior to that, Mr. Zheng worked at a few accounting firms, including as a senior manager at BDO Reanda, successively for over six years. Mr. Zheng received a master’s degree in management from Stanford University in 2011 and a bachelor’s degree in financial accounting from Renmin University of China in 2001. Mr. Zheng is a certified public accountant in China, a fellow of the Association of Chartered Certified Accountants and a chartered financial analyst.

B.                                    Compensation

For the fiscal year ended December 31, 2016, we paid an aggregate of RMB4.3 million (US$0.6 million) in cash to our executive officers, and we paid an aggregate of RMB6.4 million (US$0.9 million) in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

The following table summarizes, as of March 31, 2017, the options and restricted shares units granted under our 2011 plan and 2014 plan to our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Huipu Liu	*	1.07692	February 23, 2012	February 28, 2022
	*	1.07692	September 23, 2012	September 30, 2022
	*	1.07692	May 1, 2013	April 30, 2023
	*	15.00	March 31, 2015	April 1, 2025
Yunsheng Zheng	*	15.00	March 31, 2015	April 1, 2025

*Less than 1% of our total outstanding share capital.

As of March 31, 2017, other individuals as a group hold options to purchase a total of 1,708,066 Class A ordinary shares of our company, with exercise prices ranging from nil to US$15 per share, as well as 233,710 restricted shares units of our company.

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

2011 Global Share Plan

In March 2011, our board of directors approved the 2011 plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. On April 8, 2011, our board of directors approved that the maximum aggregate number of our ordinary shares which may be issued pursuant to all awards under the 2011 plan is 10,401,229 shares. As of March 31, 2017, options to purchase 1,708,066 ordinary shares have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

2014 Plan

We adopted the 2014 plan in April 2014. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 plan is 6,300,000 Class A ordinary shares initially. The number of shares reserved for future issuances under the 2014 plan will be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, or such lesser number of Class A ordinary shares as determined by our board of directors, on the first day of each calendar year during the term of the 2014 plan beginning in 2015. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 plan is 8,546,214 Class A ordinary shares as of March 31, 2017. As of March 31, 2017, 233,710 restricted share units have been granted under the 2014 plan.

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

C.                                    Board Practices

Our board of directors consists of six directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company shall declare the nature of his interest at a meeting of the directors. A general notice given to the directors by any director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to the rules of NYSE and disqualification by the chairman of the relevant board meeting, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. The board may exercise all the powers of our company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. There is no age limit requirement for directors. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees, which charters are available on our investor relations website at http://ir.jumei.com/. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Sean Shao, Mr. Zhenquan Ren and Ms. Mang Su. Mr. Sean Shao is the chairman of our audit committee. Our board has determined that Mr. Sean Shao, Mr. Zhenquan Ren and Ms. Mang Su satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and meet the independence standards under Rule 10A-3 under the Exchange Act. Mr. Sean Shao currently also serves on the audit committees of: 21Vianet Group, Inc., a NASDAQ-listed company; LightInTheBox Holdings Co. Ltd., a NYSE-listed company; UTStarcom Holdings Corp., a NASDAQ-listed company; and China Biologic Products, Inc., a NASDAQ-listed company. Our board of directors has determined that the simultaneous service of Mr. Sean Shao on the audit committees of these public companies would not impair the ability of Mr. Sean Shao to effectively serve on the audit committee of our board of directors. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Independent Committee. In March 2016, our board of directors formed a special committee of independent directors consisting of Messrs. Sean Shao and Adam J. Zhao in response to the “going-private” proposal. See “Item 4. Information on the Company—A. History and Development of the Company.”

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

D.                                    Employees

As of December 31, 2016, we had 2,913 full-time employees, compared with 1,448 and 2,869 employees as of December 31, 2014 and 2015, respectively. The following table sets forth the number of our full-time employees categorized by areas of operations as of December 31, 2016:

Function	Number of Employees
Products	265
Business development	212
Administration and management	275
Technology support	433
Logistics and delivery	1,152
Customer service	517
Marketing	59
Total	2,913

In addition to our full-time employees, we used 330 contract workers dispatched to us by staffing agencies as of December 31, 2016. These contract workers are primarily responsible for customer service, logistics and delivery services.

Our success depends on our ability to attract, motivate, train and retain qualified personnel. We believe we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel.

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

E.                                    Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2017 by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 149,747,581 ordinary shares outstanding as of March 31, 2017, comprising of 91,001,074 Class A ordinary shares and 58,746,507 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned
	Class A ordinary Shares	Class B ordinary Shares	Total ordinary shares on an as- converted basis	Percentage of total ordinary shares on an as converted basis	% of aggregate voting power †
Directors and Executive Officers:**
Leo Ou Chen (1)	—	50,892,198	50,892,198	34.0	75.0
Yusen Dai (2)	—	7,854,309	7,854,309	5.2	11.6
Sean Shao (3)	—	—	—	—	—
Zhenquan Ren (4)	—	—	—	—	—
Mang Su (5)	—	—	—	—	—
Adam J. Zhao (6)	—	—	—	—	—
Huipu Liu	*	—	*	*	*
Yunsheng Zheng	*	—	*	*	*
All Directors and Executive Officers as a Group	*	58,746,507	59,012,256	39.4	86.6
Principal Shareholders:
Super ROI Global Holding Limited (7)	—	50,892,198	50,892,198	34.0	75.0
Sequoia funds (8)	20,900,000	—	20,900,000	14.0	3.1
Pinnacle High-Tech Limited (9)	—	7,854,309	7,854,309	5.2	11.6

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

(2)                                 Represents 7,854,309 Class B ordinary shares directly held by Pinnacle High-Tech Limited, a British Virgin Islands company beneficially owned by Mr. Dai through a trust.

(3)                                 The business address of Mr. Shao is 9H-7 Dongsanhuanzhonglu, Fortune Plaza, Tower A, Chao Yang District, Beijing, PRC 100020.

(4)                                 The business address of Mr. Zhenquan Ren is CF05 Laijin Creative Industrial Park, No.1, Balizhuangdongli, Chaoyang District, Beijing, PRC 100025.

(5)                                 The business address of Ms. Mang Su is 21/F, Trends Building, The Place, No. 9 Guanghua Road, Chaoyang District, Beijing, PRC 100020.

(6)                                 The business address of Mr. Adam J. Zhao is 12th Floor, Tower B, Qinghua Tongfang Science & Technology Plaza, No.1 Wangzhuang Road, Haidian District, Beijing.

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

(9)                                 Represents 7,912,642 Class B ordinary shares directly held by Pinnacle High-Tech Limited, a British Virgin Islands company beneficially owned by Mr. Yusen Dai through a trust. The registered address of Pinnacle High-Tech Limited is P.O. Box 3321, Drake Chambers, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of March 31, 2017, 90,959,779 of our Class A ordinary shares are held by one record holder in the United States, which is the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our Class A ordinary shares in the United States. As of March 31, 2017, none of our Class B ordinary shares are held by U.S. record holders.

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

As of March 31, 2017, Mr. Leo Ou Chen owned 75.0% of the total voting rights in our company. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.                                 Major Shareholders and Related Party Transactions

A.                                    Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.                                    Related Party Transactions

Contractual Arrangements with Our Variable Interest Entities and Their Respective Shareholders

Due to PRC legal restrictions on foreign ownership and investment in value-added telecommunication service businesses, we conduct such activities through contractual arrangements with Reemake Media, a consolidated VIE of ours in China. Through Beijing Jumei, we obtained control over Reemake Media in April 2011 by entering into a series of contractual arrangements with Reemake Media and the shareholders of Reemake Media. The contractual arrangements, except for the exclusive consulting and services agreement, were subsequently amended and restated in January 2014. Reemake Media holds our ICP License as an internet information provider and operates our website. For a description of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation — Employment Agreements and Indemnification Agreements.”

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

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees — B. Compensation — 2011 Global Share Plan” and “Item 6. Directors, Senior Management and Employees — B. Compensation — 2014 Plan.”

Other Related Party Transactions

Beijing Jushangminghui Commerce and Trade Co., Ltd., or Beijing Jushangminghui. Beijing Jushangminghui is a company controlled by a beneficial owner of the Company and his immediate family member. We purchased RMB0.5 million, nil and nil merchandises from Beijing Jushangminghui in 2014, 2015 and 2016, respectively.

Beijing Fanbosha Commerce and Trade Co., Ltd., or Beijing Fanbosha. Beijing Fanbosha is a company controlled by a beneficial owner of ours and his immediate family member. We purchased RMB4.1 million, nil and nil merchandises from Beijing Fanbosha in 2014, 2015 and 2016, respectively.

Venture capital fund. In 2014, 2015 and 2016, respectively, We had nil, nil and RMB1.6 million (US$0.2 million) of interest income of loans receivable from a venture capital fund, an investee of ours accounted for as equity method. As of December 31, 2016, we had RMB73.3 million (US$10.6 million) of loan receivable and RMB1.6 million (US$0.2 million) of interest receivable from this venture capital fund.

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

In December 2014, four putative shareholder class action lawsuits were filed in the United States District Courts for the Southern District of New York and the Eastern District of New York against our company, certain current and former officers and directors of our company, and underwriters in our initial public offering: Lu v. Jumei International Holding Limited et al., Civil Action No. 14 CV 9826 (S.D.N.Y.) (filed on December 11, 2014); Yim v. Jumei International Holding Limited et al., Civil Action No. 14 CV 7269 (E.D.N.Y.) (filed on December 12, 2014, voluntarily dismissed by plaintiffs on March 9, 2015); Yin v. Jumei International Holding Limited et al., Civil Action No. 14 CV 9957 (S.D.N.Y.) (filed on December 17, 2014); and Brock v. Jumei International Holding Limited et al., Civil Action No. 14 CV 9993 (S.D.N.Y.) (filed on December 18, 2014). The complaints in the above-mentioned putative shareholder class action lawsuits allege that our company’s registration statement for our initial public offering and/or certain subsequent press releases, financial statements, and other disclosures made by our company contained material misstatements or omissions in violation of the federal securities laws. On March 9, 2015, the plaintiffs voluntarily dismissed without prejudice the putative class action originally filed in the District Court for the Eastern District of New York, Yim v. Jumei International Holding Limited et al. On June 22, 2015, the District Court for the Southern District of New York consolidated the remaining three putative class actions into one action, In re Jumei International Holding Limited Securities Litigation, Civil Action No. 14 CV 9826 (S.D.N.Y.), appointed a lead plaintiff and approved the lead plaintiff’s selection of lead counsel. On October 16, 2015, the lead plaintiff filed—purportedly on behalf a class of persons who allegedly suffered damages as a result of their trading activities related to our ADSs between May 16, 2014 and November 19, 2014—a Consolidated Amended Complaint, which advances similar allegations as the previously filed complaints, and alleges violations of Sections 11 and 15 of the Securities Act of 1933, 15 U.S.C. §§ 77k and 77o and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, 15 U.S.C. §§ 78(b) and 78t(a), and Rule 10b-5 promulgated thereunder, 17 C.F.R. § 240.10b-5. On March 22, 2016, we and the underwriters in our initial public offering filed a joint motion to dismiss the Consolidated Amended Complaint. On January 10, 2017, the court issued an opinion and order granting our and the underwriters’ joint motion to dismiss the Consolidated Amended Complaint; on January 11, 2017, the court entered a judgment dismissing the case accordingly.

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

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations Relating to Dividend Distribution.”

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

Item 9.                                 The Offer and Listing

A.                                    Offer and Listing Details

Our ADSs, each representing one of our Class A ordinary share, have been listed on the NYSE since May 16, 2014. Our ADSs trade under the symbol “JMEI.” Up to April 28, 2017 (starting from May 16, 2014), the trading price of our ADSs on the NYSE ranged from US$3.28 to US$39.45 per ADS.

The following table provides the high and low trading prices on the NYSE for the periods indicated below.

	Trading Price
	High	Low
Quarterly Highs and Lows
2014
Second Quarter 2014 (since May 16, 2014)	32.49	22.00
Third Quarter 2014	39.45	23.00
Fourth Quarter 2014	27.60	12.58
2015
First Quarter 2015	17.17	12.11
Second Quarter 2015	28.17	15.18
Third Quarter 2015	22.65	8.32
Fourth Quarter 2015	11.89	7.51
2016
First Quarter 2016	9.14	4.90
Second Quarter 2016	6.60	4.10
Third Quarter 2016	5.99	3.80
Fourth Quarter 2016	6.19	4.17
Monthly Highs and Lows
October 2016	6.19	5.07
November 2016	5.25	4.63
December 2016	5.05	4.17
January 2017	5.00	4.10
February 2017	4.42	4.04
March 2017	4.15	3.55
April 2017 (through April 28, 2017)	3.82	3.28

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

B.                                    Memorandum and Articles of Association

We are a Cayman Islands exempted company and our affairs are governed by our second amended and restated memorandum and articles of association and the Companies Law (2016 Revision) of the Cayman Islands, which we refer to as the Companies Law below. Our second amended and restated memorandum and articles of association became effective in May 2014. The following are summaries of material provisions of our second amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

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

E.                                    Taxation

To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Fangda Partners, our PRC counsel.

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

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that holds our ADSs as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing United States federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”), with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not discuss all aspects of United States federal income taxation that may be important to particular holders in light of their individual investment circumstances, including holders subject to special tax rules (including for example, banks or other financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, cooperatives, pension plans, partnerships and their partners, traders in securities that elect mark-to-market treatment, tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our voting stock, holders who acquired their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation, holders that hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes, or holders that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those discussed below). This discussion, moreover, does not address any non-income tax (such as the U.S. federal estate and gift tax) or alternative minimum tax consequences of the ownership and disposition of our ADSs or Class A ordinary shares or the Medicare tax. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations with respect to the ownership and disposition of our ADSs or Class A ordinary shares.

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

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a PFIC for United States federal income tax purposes if, for any taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Because we currently hold, and expect to continue to hold, a substantial amount of cash, cash equivalents, investments that produce passive income, and other passive assets, and because the fair market value of our assets is determined in part by reference to the market price of our ADSs and Class A ordinary shares, we believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2016, and unless the market price of our ADSs and Class A ordinary shares substantially increases or the proportion of our assets producing passive income substantially decreases, we will very likely be a PFIC for our current taxable year ending December 31, 2017. If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or Class A ordinary shares. Because of the uncertainties in the application of the relevant rules and because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current or any future taxable year. Our special U.S. counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with respect to our expectations regarding our PFIC status.

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

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are listed on the NYSE, which is an established securities market in the United States, and the ADSs are expected to be readily tradable for so long as they continue to be listed on the NYSE. Thus, we believe the dividends we pay on our ADSs will meet the conditions required for the reduced tax rates, but there can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. Since we do not expect that our Class A ordinary shares will be listed on an established securities market, it is unclear whether dividends that we pay on our Class A ordinary shares that are not represented by ADSs will meet the conditions required for the reduced tax rate.

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

Passive Foreign Investment Company Rules

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2016, and we will very likely be classified as a PFIC for our current taxable year ending December 31, 2017. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or Class A ordinary shares. Under the PFIC rules:

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

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably, including depreciation in 2016. Since October 1, 2016, the RMB has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows from China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

We are not currently subject to any significant direct foreign exchange risk and accordingly, we have not hedged exposures denominated in foreign currencies, nor do we have any other derivative financial instruments outstanding. Based on the amount of our cash and cash equivalents and short-term investments on hand as of December 31, 2016, a 1.0% change in the exchange rate between the RMB and the U.S. dollar would result in an increase or decrease of RMB21.4 million to our cash and cash equivalents and short-term investments.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We generated interest income of RMB82.3 million, RMB114.1 million and RMB85.6 million (US$12.3 million) in 2014, 2015 and 2016, respectively. Interest-earning instruments carry a degree of interest rate risk. We had cash and cash equivalents and short-term investments of RMB3.0 billion (US$432.3 million) as of December 31, 2016. Assuming such amount of cash and cash equivalents and short-term investments are held entirely in interest-bearing bank deposits, a hypothetical one percentage point (100 basis-point) decrease in interest rates would decrease our interest income from these interest-bearing bank deposits for one year by approximately RMB30.0 million.

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

Fees and Other Payments Made by the Depositary to Us

From time to time, the depositary may make payments to us to reimburse and/or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In 2016, we did not receive any reimbursement from the depository for our expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II

Item 13.                          Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.                          Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information — B. Memorandum and Articles of Association” for a description of the rights of securities holders, which remain unchanged.

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

We have invested approximately RMB363.0 million (US$56.0 million) of the net proceeds from our initial public offering in short-term investments, which include time deposits as well as highly liquid investments placed with banks with original maturities longer than three months but within one year, and we have used approximately RMB1.2 billion (US$200.2 million) of net proceeds for our general corporate purposes, primarily including working capital needs in relation to purchasing goods from suppliers.

item 15.                          controls and procedures

Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, 2016, the end of the period covered by this annual report.

Based upon that evaluation, our management has concluded that, as of December 31, 2016, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the Securities Exchange Commission’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officers and chief financial officer, to allow timely decisions regarding required disclosure. The material weaknesses in internal control over Financial Reporting reported in 2015 that existed in our disclosure controls and procedures were effectively remediated, and the material weaknesses no longer existed as of December 31, 2016. We are committed to monitoring the effectiveness of these measures and making any changes that are necessary and appropriate in the future.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act, for our Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP, including those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2016 using the criteria set forth in the report “Internal Control — Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO).

Our management has concluded that we maintained effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2016 has been audited by PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, as stated in their report which is included in Item 18 of this Annual Report.

Remediation of Material Weaknesses in Internal Control over Financial Reporting Reported in 2015

In connection with our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2015, we identified two “material weaknesses” in our internal control over financial reporting. The material weaknesses identified as of December 31, 2015 were as follows:

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

During 2016, we designed and implemented remedial measures to address the material weaknesses referred to the above. The remedial measures that we implemented are as follows: (i) we retained sufficient accounting personnel with appropriate knowledge and experience on U.S. GAAP and SEC financial reporting and assigned the financial director, who has U.S. CPA qualification and obtained working experiences in a public accounting firm, to take up more period end control oversight responsibilities to enhance the capability of the financial reporting team and assist the chief financial officer to oversee the financial reporting process; (ii) we provided more comprehensive training on knowledge of U.S. GAAP and controls over financial reporting to our accounting team and other relevant personnel; (iii) we implemented controls to ensure timely and appropriately accounting assessment and documentation of significant complex transactions in accordance with relevant U.S. GAAP guidance; (iv) we engaged a global public accounting firm, as our external accounting advisory consultant, to assist us to account for a significant complex transaction; and (v) we continually reviewed and improved key controls over financial reporting and assess our standardized processes to further enhance the effectiveness of our financial review, including the analysis and monitoring of financial information in a consistent and thorough manner, additional control testing by internal audit team on the controls implemented for accounting assessment and documentation of significant complex transactions, adoption of a comprehensive disclosure checklist to include all the required disclosures in the consolidated financial statements.

We conclude that the actions we have taken, as listed above, have remediated the material weakness referred to the above.

Attestation Report of the Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2016, as stated in its report, which appears on page F-2 of this annual report.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no other major changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 16.

Item 16A.                 Audit Committee Financial Expert

Our board of directors has determined that Mr. Sean Shao, an independent director (under the standards set forth in Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Exchange Act) and member of our audit committee, qualifies as audit committee financial expert.

Item 16B.                 Code of Ethics

Our board of directors has adopted a code of ethics that applies to all of the directors, officers and employees of us and our subsidiaries, whether they work for us on a full-time, part-time, consultative, or temporary basis. Certain provisions of the code apply specifically to our chief executive officer, chief financial officer, senior finance officer, controller, senior vice presidents, vice presidents and any other persons who perform similar functions for us. We have posted our code of business conduct and ethics on our website at: http://ir.jumei.com/

Item 16C.                 Principal Accountant Fees and Services

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, for the years ended December 31, 2015 and 2016. We did not pay any other fees to our auditors during the periods indicated below.

	2015		2016
Audit Fees(1)	RMB	10,508,792	RMB	11,300,000
Audit Related Fees(2)	RMB	1,260,000		—
Tax Fees(3)	RMB	400,000		—

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

None.

Item 16F.                  Change in Registrant’s Certifying Accountant

None.

Item 16G.                Corporate Governance

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Currently, we do not plan to rely on home country exemption for corporate governance matters. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our American Depositary Shares — We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”

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

4.18

English translation of the Powers of Attorney dated August 20, 2014 granted to Mr. Leo Ou Chen by each of the shareholders of Tianjin Yingxun Technology Co., Ltd. (incorporated by reference to Exhibit 4.13 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on April 29, 2015)

4.19

English translation of the Transfer Agreement of State-owned Construction Land Use Right (Land Registered No. 43621) dated January 29, 2016 between Suzhou Industrial Park Land and Resources Bureau and Suzhou Jumeiyoupin Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.19 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on April 29, 2016)

4.20

English translation of the Transfer Agreement of State-owned Construction Land Use Right (Land Registered No. 43622) dated January 29, 2016 between Suzhou Industrial Park Land and Resources Bureau and Suzhou Jumeiyoupin Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.20 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on April 29, 2016)

4.21

English translation of the Loan Agreement dated July 20, 2015 among Reemake Media Co., Ltd., Beijing Zhongming Century Technology Co., Ltd. and other parties thereto (incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on April 29, 2016)

Exhibit Number	Description
4.22

English translation of the Supplemental Agreement to Loan Agreement dated March 16, 2016 among Reemake Media Co., Ltd., Beijing Zhongming Century Technology Co., Ltd. and other parties thereto (incorporated by reference to Exhibit 4.22 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on April 29, 2016)

4.23*	English translation of the Capital Increase Agreement dated September 8, 2016 among Reemake Media Co., Ltd., Beijing Zhongming Century Technology Co., Ltd. and other parties thereto
4.24*	English translation of the Capital Increase Agreement dated September 8, 2016 among Reemake Media Co., Ltd., Beijing BabyTree Marketing Consulting Co., Ltd. and other parties thereto
4.25*	English translation of the Termination Agreement dated April 20, 2017 among Leo Ou Chen, Yusen Dai, Hui Liu, Reemake Media Co., Ltd. and Beijing Silvia Technology Service Co., Ltd.
4.26*	English translation of the Equity Pledge Termination Agreement dated April 20, 2017 among Leo Ou Chen, Reemake Media Co., Ltd. and Beijing Silvia Technology Service Co., Ltd.
4.27*	English translation of the Equity Pledge Termination Agreement dated April 20, 2017 among Yusen Dai, Reemake Media Co., Ltd. and Beijing Silvia Technology Service Co., Ltd.
4.28*	English translation of the Equity Pledge Termination Agreement dated April 20, 2017 among Hui Liu, Reemake Media Co., Ltd. and Beijing Silvia Technology Service Co., Ltd.
4.29*

English translation of the Exclusive Purchase Option Agreement dated April 20, 2017 among Leo Ou Chen, Yusen Dai, Hui Liu, Reemake Media Co., Ltd. and Chengdu Jumeiyoupin Science and Technology Co., Ltd.

4.30*

English translation of the Shareholders’ Voting Rights Agreement dated April 20, 2017 among Leo Ou Chen, Yusen Dai, Hui Liu, Reemake Media Co., Ltd. and Chengdu Jumeiyoupin Science and Technology Co., Ltd.

4.31*	English translation of the Power of Attorney dated April 20, 2017 granted to Leo Ou Chen by each shareholder of Reemake Media Co, Ltd.
4.32*	English translation of the Equity Pledge Agreement dated April 20, 2017 among Leo Ou Chen, Yusen Dai, Hui Liu, Reemake Media Co., Ltd. and Chengdu Jumeiyoupin Science and Technology Co., Ltd.
4.33*	English translation of the Letter of Undertakings dated April 20, 2017 by each shareholder of Reemake Media Co., Ltd.
4.34*	English translation of the Exclusive Consulting and Service Agreement dated April 20, 2017 between Reemake Media Co., Ltd. and Chengdu Jumeiyoupin Science and Technology Co., Ltd.
4.35*

English translation of the Exclusive Purchase Option Agreement dated July 1, 2016 among Leo Ou Chen, Chengdu Li’ao Culture Communication Co., Ltd. and Tianjin Cyril Information and Technology Co., Ltd.

4.36*

English translation of the Shareholder’s Voting Rights Agreement dated July 1, 2016 among Leo Ou Chen, Chengdu Li’ao Culture Communication Co., Ltd. and Tianjin Cyril Information and Technology Co., Ltd.

4.37*	English translation of the Power of Attorney dated July 1, 2016 from Leo Ou Chen to Yusen Dai
4.38*	English translation of the Equity Pledge Agreement dated July 1, 2016 among Leo Ou Chen, Chengdu Li’ao Culture Communication Co., Ltd. and Tianjin Cyril Information and Technology Co., Ltd.
4.39*	English translation of the Letter of Undertakings dated July 1, 2016 by Leo Ou Chen
4.40*	English translation of the Exclusive Consulting and Service Agreement dated July 1, 2016 between Chengdu Li’ao Culture Communication Co., Ltd. and Tianjin Cyril Information and Technology Co., Ltd.
8.1*	List of Principal Subsidiaries and Consolidated Variable Interest Entities of the Registrant.
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).

12.1*	Certificate of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certificate of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certificate of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certificate of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm.
15.2*	Consent of Fangda Partners.
15.3*	Consent of Maples and Calder (Hong Kong) LLP
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

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

May 1, 2017

JUMEI INTERNATIONAL HOLDING LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Jumei International Holding Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Jumei International Holding Limited and its subsidiaries, variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively, the “Group”) at December 31, 2016 and December 31, 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 28, 2017

JUMEI INTERNATIONAL HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data and per share data)

	As of December31,
	2015	2016	2016
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	2,564,287	2,301,471	331,481
Short-term investments	363,000	700,000	100,821
Loans receivable, net	552,745	—	—
Accounts receivable, net	76,937	28,868	4,158
Inventories	965,510	646,116	93,060
Advances to suppliers	91,526	20,704	2,982
Prepayments and other current assets	127,930	197,867	28,499
Total current assets	4,741,935	3,895,026	561,001

Non-current assets:
Long-term investments	32,468	515,699	74,276
Investment security	135,952	79,298	11,421
Loans receivable, net	—	73,330	10,562
Property, equipment and software, net	56,045	53,602	7,720
Construction in process	—	5,645	813
Land use right, net	—	82,527	11,886
Goodwill	15,291	15,291	2,202
Deferred tax assets	3,880	1,327	191
Other non-current assets	6,102	24,356	3,508
Total non-current assets	249,738	851,075	122,579
Total assets	4,991,673	4,746,101	683,580

Current liabilities(including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB 156,454 and RMB111,067 as of December 31, 2015 and 2016, respectively. Note 1)
Accounts payable	1,030,200	605,131	87,157
Advances from customers	104,577	65,855	9,485
Short-term loans	1,688	—	—
Tax payable	101,696	79,780	11,491
Accrued expenses and other current liabilities	102,242	105,955	15,261
Total current liabilities	1,340,403	856,721	123,394

Non-current liabilities:
Long-term loans	3,470	—	—
Other non-current liabilities	3,788	2,248	324
Total non-current liabilities	7,258	2,248	324
Total liabilities	1,347,661	858,969	123,718
Commitments and contingencies(Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

JUMEI INTERNATIONAL HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data and per share data)

	As of December31,
	2015	2016	2016
	RMB	RMB	US$
Shareholders’ equity:
Ordinary shares (US$0.00025 par value, 1,000,000,000 shares authorized (including 840,000,000 Class A, 60,000,000 Class B and 100,000,000 discretionary) as of December 31, 2015 and 2016, 87,839,756 Class A ordinary shares issued and 87,829,756 outstanding, 58,804,840 Class B ordinary shares issued and outstanding as of December 31, 2015; 90,901,446 Class A ordinary shares issued and outstanding, 58,804,840 Class B ordinary shares issued and outstanding as of December 31, 2016)	239	244	35
Additional paid-in capital	2,885,358	2,921,539	420,789
Statutory reserves	17,560	37,806	5,445
Treasury stock	(890)	—	—
Retained earnings	659,947	781,925	112,621
Accumulated other comprehensive income	68,176	145,618	20,972
Jumei’s shareholders’ equity	3,630,390	3,887,132	559,862
Noncontroling interests	13,622	—	—
Total shareholders’ equity	3,644,012	3,887,132	559,862
Total liabilities and shareholders’ equity	4,991,673	4,746,101	683,580

The accompanying notes are an integral part of these consolidated financial statements.

JUMEI INTERNATIONAL HOLDING LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands, except share data and per share data)

	For the Year Ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
Net revenues:
Merchandise sales	3,355,914	7,113,278	6,174,721	889,345
Marketplace services	531,617	229,681	102,462	14,757
Total net revenues	3,887,531	7,342,959	6,277,183	904,102
Cost of revenues	(2,350,702)	(5,225,669)	(4,524,897)	(651,721)
Gross profit	1,536,829	2,117,290	1,752,286	252,381
Operating expenses:
Fulfillment expenses	(434,691)	(948,954)	(769,651)	(110,853)
Marketing expenses	(499,115)	(655,314)	(427,827)	(61,620)
Technology and content expenses	(135,698)	(169,694)	(216,310)	(31,155)
General and administrative expenses	(102,527)	(191,918)	(206,243)	(29,705)
Total operating expenses	(1,172,031)	(1,965,880)	(1,620,031)	(233,333)
Income from operations	364,798	151,410	132,255	19,048
Other income/(expenses):
Interest income	82,251	114,123	85,597	12,329
Others, net	56,397	(59,289)	76,271	10,985
Share of income from equity method investment	—	—	2,452	353
Impairment of investment security, net of nil tax	—	—	(114,789)	(16,533)
Income before tax	503,446	206,244	181,786	26,182
Income tax expenses	(98,083)	(71,403)	(31,604)	(4,552)
Net income	405,363	134,841	150,182	21,630
Net income attributable to noncontrolling interests	(222)	(11,925)	(7,958)	(1,146)
Net income attributable to Jumei International Holding Limited	405,141	122,916	142,224	20,484
Accretion to preferred share redemption value	(4,629)	—	—	—
Income allocation to participating Redeemable Preferred Shares	(55,984)	—	—	—
Net income attributable to Jumei’s ordinary shareholders	344,528	122,916	142,224	20,484

Net income	405,363	134,841	150,182	21,630
Fair value change — investment security, net of tax	—	(46,480)	(68,309)	(9,839)
Reclassification of unrealized loss of investment security into the statement of income	—	—	114,789	16,533
Foreign currency translation adjustment, net of nil tax	(15,265)	130,668	31,604	4,552
Total comprehensive income	390,098	219,029	228,266	32,876
Comprehensive income attributable to noncontrolling interests	(194)	(12,032)	(8,600)	(1,238)
Comprehensive income attribute to Jumei International Holding Limited	389,904	206,997	219,666	31,638

Net income per share attributable to Jumei’s ordinary shareholders
- Basic	2.99	0.84	0.95	0.14
- Diluted	2.75	0.82	0.95	0.14
Net income per ADS attributable to Jumei’s ordinary shareholders (1 ordinary share equals to 1 ADS)
- Basic	2.99	0.84	0.95	0.14
- Diluted	2.75	0.82	0.95	0.14
Weighted average shares outstanding used in computing net income per share attributable to Jumei’s ordinary shareholders
- Basic	115,090,686	145,901,672	149,477,388	149,477,388
- Diluted	125,217,054	149,758,825	150,069,205	150,069,205

The accompanying notes are an integral part of these consolidated financial statements.

JUMEI INTERNATIONAL HOLDING LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands, except share data and per share data)

	Ordinary shares				Treasury	Additional	Statutory	Retained	Accumulated other comprehensive	Non- Controlling
	Class A	Amount	Class B	Amount	Stock	paid-in capital	reserves	earnings	income/ (loss)	interests	Total
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2013	20,319,554	35	58,804,840	100	—	200,643	2,813	151,266	(668)	—	354,189

Net income	—	—	—	—	—	—	—	405,141	—	222	405,363
Share-based compensation	—	—	—	—	—	39,117	—	—	—	—	39,117
Redeemable Preferred Shares redemption value accretion	—	—	—	—	—	—	—	(4,629)	—	—	(4,629)
Conversion of Series A-1 Redeemable Preferred Shares into ordinary shares	625,851	1	—	—	—	174	—	—	—	—	175
Conversion of preferred shares upon initial public offerings (“IPO”), net of issuance cost	45,419,954	70	—	—	—	110,165	—	—	—	—	110,235
Issuance of ordinary shares upon IPO, net of issuance cost	19,542,036	30	—	—	—	2,476,266	—	—	—	—	2,476,296
Exercises of share options	492,893	1	—	—	—	2,855	—	—	—	—	2,856
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	—	1,396	1,396
Appropriations to statutory reserves	—	—	—	—	—	—	13	(13)	—	—	—
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	—	—	(15,237)	(28)	(15,265)
Balance as of December 31, 2014	86,400,288	137	58,804,840	100	—	2,829,220	2,826	551,765	(15,905)	1,590	3,369,733

Net income	—	—	—	—	—	—	—	122,916	—	11,925	134,841
Share-based compensation	—	—	—	—	—	46,361	—	—	—	—	46,361
Exercises of share options	1,439,468	2	—	—	—	9,777	—	—	—	—	9,779
Repurchase of shares	(10,000)	—	—	—	(890)	—	—	—	—	—	(890)
Net change in unrealized loss on investment security	—	—	—	—	—	—	—	—	(46,480)	—	(46,480)
Appropriations to statutory reserves	—	—	—	—	—	—	14,734	(14,734)	—	—	—
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	—	—	130,561	107	130,668
Balance as of December 31, 2015	87,829,756	139	58,804,840	100	(890)	2,885,358	17,560	659,947	68,176	13,622	3,644,012

Net income	—	—	—	—	—	—	—	142,224	—	7,958	150,182
Share-based compensation	—	—	—	—	—	34,673	—	—	—	—	34,673
Exercises of share options	3,071,690	5	—	—	—	2,398	—	—	—	—	2,403
Net change in unrealized loss on investment security	—	—	—	—	—	—	—	—	(68,309)	—	(68,309)
Reclassification of unrealized loss of investment security into the statement of income	—	—	—	—	—	—	—	—	114,789	—	114,789
Appropriations to statutory reserves	—	—	—	—	—	—	20,246	(20,246)	—	—	—
Disposal of a majority owned subsidiary	—	—	—	—	—	—	—	—	—	(22,222)	(22,222)
Cancellation of treasury shares	—	—	—	—	890	(890)	—	—	—	—	—
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	—	—	30,962	642	31,604
Balance as of December 31, 2016	90,901,446	144	58,804,840	100	—	2,921,539	37,806	781,925	145,618	—	3,887,132

The accompanying notes are an integral part of these consolidated financial statements.

JUMEI INTERNATIONAL HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands, except for share data and per share data)

	For the Year Ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$

Cash flows from operating activities:
Net income	405,363	134,841	150,182	21,630
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	39,117	46,361	34,673	4,994
Impairment of investment security	—	—	114,789	16,533
Accounts receivable write off	—	17,157	—	—
Advances to suppliers write off	—	19,688	27,378	3,943
Loans receivable write off	—	1,400	1,667	240
Provision for/(reversal) of inventory write-down	6,465	20,544	(3,264)	(470)
Depreciation and amortization expenses	18,659	29,925	30,833	4,441
Deferred tax income	6,528	7,873	2,580	372
Foreign exchange (gain)/ loss	(185)	78,101	(27,953)	(4,026)
Interest income of loans receivable	—	(7,145)	(10,439)	(1,504)
Call option write-down	—	16,000	—	—
Gain from the disposal of a majority owned subsidiary	—	—	(7,308)	(1,053)
Gain from the disposal of long-term investment	—	—	(7,348)	(1,058)
Share of income from equity method investment	—	—	(2,452)	(353)
Disposal of property, equipment and software	3,768	1,404	1,881	271
Changes in operating assets and liabilities:
Accounts receivable	(9,803)	(66,249)	15,099	2,175
Inventories	(429,523)	(340,076)	307,155	44,240
Advance to suppliers	82,649	(54,585)	43,444	6,257
Prepayments and other assets	(150,721)	84,925	(79,514)	(11,452)
Accounts payable	348,822	131,635	(455,925)	(65,667)
Amount due to related parties	(1,706)	—	—	—
Advance from customers	40,291	35,510	(38,847)	(5,595)
Tax payable	(15,556)	17,872	(18,379)	(2,647)
Accrued expenses and other liabilities	78,276	(23,684)	5,266	758
Net cash provided by operating activities	422,444	151,497	83,518	12,029

Cash flows used in investing activities:
Purchase of short-term investments	(3,684,484)	(2,781,500)	(3,422,000)	(492,871)
Maturity of short-term investments	1,170,620	4,952,547	3,085,000	444,332
Issuance of loans to suppliers	(19,730)	—	—	—
Repayment of loans from suppliers	4,230	10,500	—	—
Purchase of property, equipment and software	(40,129)	(36,527)	(29,381)	(4,232)
Purchase of land use right	—	—	(84,068)	(12,108)
Cash paid for construction in process	—	—	(16,726)	(2,409)
Repayment of convertible loan	—	—	186,000	26,790
Proceeds from the convertible loan issuer			372,000	53,579
Cash received from disposal of long-term investment	—	—	39,751	5,725
Cash received from disposal of majority owned subsidiary			5,019	723
Business acquisition payment, net of cash acquired	(6,222)	—	—	—
Purchase of long-term investments	—	(30,690)	(502,726)	(72,408)
Issuances of loans to an equity investee		—	(73,330)	(10,562)
Purchase of investment in security	—	(172,639)	—	—
Purchase of convertible loan	—	(558,000)	—	—
Net cash provided by/(used in) investing activities	(2,575,715)	1,383,691	(440,461)	(63,441)

Cash flows from financing activities:
Issuance of ordinary shares upon IPO	2,474,122	—	—	—
Repurchase of ordinary shares	—	(890)	—	—
Proceeds from exercises of share options	2,856	9,779	2,403	346
Proceeds from short-term bank loans	9,724	7,507	11,066	1,594

JUMEI INTERNATIONAL HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands, except for share data and per share data)

	For the Year Ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$

Proceeds from long-term bank loans	—	3,579	—	—
Payback of short-term borrowing	—	(15,420)	—	—
Payback of long-term borrowing	—	(138)	(184)	(27)
Net cash provided by financing activities	2,486,702	4,417	13,285	1,913
Effect of exchange rate changes on cash and cash equivalents	(512)	12,555	80,842	11,646
Net increase/(decrease) in cash and cash equivalents	332,919	1,552,160	(262,816)	(37,853)
Cash and cash equivalents at the beginning of the year	679,208	1,012,127	2,564,287	369,334
Cash and cash equivalents at the end of the year	1,012,127	2,564,287	2,301,471	331,481

Supplemental disclosures of cash flow information:
Cash paid for income taxes	128,053	71,867	47,705	6,871
Cash paid for interest	—	548	661	95
Non-cash supplemental investing and financing activities:
Conversion of Series A-1 Redeemable Preferred Shares into ordinary shares	175	—	—	—
Conversion of preferred shares upon IPO	110,235	—	—	—

The accompanying notes are an integral part of these consolidated financial statements

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except for share data and per share data)

1.Organization and Principal Activities

Jumei International Holding Limited (the “Company”), through its consolidated subsidiaries and variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively referred to as the “Group”) is primarily engaged in the operation to sell or to facilitate third party merchants to sell beauty products, apparel and other lifestyle products in the People’s Republic of China (the “PRC” or “China”) on its website Jumei.com, Jumeiglobal.com and through its mobile application.

The Group generates merchandise sales as principal for the direct sales of beauty products to customers. Additionally, the Group generates marketplace services revenue as a service provider for other vendors charging third-party merchant fees for the sale of beauty products, apparel and other life style products, through the Group’s internet platform.

The Group’s primary subsidiaries, VIE as of December 31, 2016 is set out below:

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

Through Beijing Jumei, the Group obtained control over Reemake Media in April 2011 by entering into a series of contractual arrangements with Reemake Media and the shareholders of Reemake Media. The above series of transactions were accounted for as a reorganization of the Group (“Reorganization”) which was in a manner similar to a pooling of interest with assets and liabilities at their historical amounts in the Group’s consolidated financial statements.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

•                  Shareholders’ Voting Rights Agreement

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

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

•                  Equity Pledge Agreement

On April 8, 2011, Beijing Jumei, Reemake Media and the shareholders of Reemake Media entered into an equity pledge agreements, as amended on August 6, 2011. Pursuant to the equity pledge agreements, each of the shareholders of Reemake Media pledged all of their equity interests in Reemake Media to guarantee their and Reemake Media’s performance of their obligations under the contractual arrangements including, but not limited to, the exclusive consulting and services agreement, exclusive purchase option agreement and shareholders’ voting rights agreement. If Reemake Media or its shareholders breach their contractual obligations under these agreements, Beijing Jumei, as pledgee, will have the right to dispose of the pledged equity interests or to transfer the pledged equity interests to any person designated by Beijing Jumei. The shareholders of Reemake Media agree that, during the term of the equity pledge agreements, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests, and they also agree that Beijing Jumei’s rights relating to the equity pledges shall not be prejudiced by the legal actions of the shareholders, their successors or their designates. During the term of the equity pledge agreements, Beijing Jumei has the right to receive all of the dividends and profits distributed on the pledged equity interests. The equity pledges will become effective on the date when the pledge of equity interests contemplated in these agreements are registered with the relevant administration for industry and commerce in accordance with the PRC Property Rights Law and will remain effective until Reemake Media and its shareholders discharge all their obligations under the contractual arrangements. The Group has completed the registration of the equity pledges with the relevant office of the administration for industry and commerce in accordance with the PRC Property Rights Law.

On January 24, 2014, the Shareholders’ Voting Rights Agreement, the Exclusive Purchase Option Agreement and the Equity Pledge Agreements relating to Reemake Media were amended and restated to reflect the change of Nominee Shareholders’ holding in the VIE entity. No other material terms or conditions of these agreements were changed or altered. There was no impact to the Group’s effective control over Reemake Media and the Group continued to consolidate Reemake Media.

There are other VIEs and VIEs’ subsidiaries whose financial statements amounts and balances are immaterial to the Group’s consolidated financial statements.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The following are financial statement amounts and balances of the Group’s consolidating VIEs and VIEs’ subsidiaries as of December 31, 2015 and 2016 and for the years ended December 31, 2014, 2015 and 2016.

	As of December 31,
	2015	2016
	RMB	RMB
Total assets	665,658	567,839
Less: loans receivable	(549,145)	(73,330)
Total assets excluding loans receivable	116,513	494,509
Total liabilities	630,690	525,230
Less: inter-company payable	(474,236)	(414,163)
Total liabilities excluding inter-company payable	156,454	111,067

	For the Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Total net revenue	664,287	869,959	531,945
Net loss	(23,635)	(44,150)	(23,466)

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

1.              Organization and principal activities (continued)

•                  Risks in relation to the VIEs structure (continued)

	For the Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Net cash provided by/(used in) operating activities	(140,513)	53,880	(132,616)
Net cash provided by/(used in) investing activities	(26,787)	(568,638)	60,174
Net cash provided by financing activities	—	551,800	29,000
Net increase/(decrease) in cash and cash equivalents	(167,300)	37,042	(43,442)
Cash and cash equivalents at the beginning of the year	177,849	10,549	47,591
Cash and cash equivalents at the end of the year	10,549	47,591	4,149

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

1.  Organization and principal activities (continued)

In accordance with the contractual arrangements, Beijing Jumei, Tianjin Jumei, and Suzhou Jumei (“WOFEs”) have the power to direct activities that most significantly impact Reemake Media and other VIEs and VIEs’ subsidiaries, including appointing key management, setting up budgets and policies, and transferring profit or assets out of VIEs and VIEs’ subsidiaries at its discretion. Therefore, WOFEs consider that they have the right to receive benefits from VIEs and VIEs’ subsidiaries and there is no asset in VIEs and VIEs’ subsidiaries that can be used only to settle obligations of VIEs and VIEs’ subsidiaries except for registered capital of VIEs and VIEs’ subsidiaries amounting to RMB8,157 and RMB8,157 as of December 31, 2015 and 2016. As VIEs and VIEs’ subsidiaries are incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of WOFEs for all the liabilities of VIEs and VIEs’ subsidiaries, and WOFEs do not have the obligation to assume the liabilities of VIEs and VIEs’ subsidiaries.

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

•                  revoke the Group’s business and operating licenses;

•                  require the Group to discontinue or restrict operations;

•                  restrict the Group’s right to collect revenues;

•                  block the Group’s websites;

•                  require the Group to restructure the operations in such a way as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff and assets;

•                  impose additional conditions or requirements with which the Group may not be able to comply; or

•                  take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s business. In addition, if the imposition of any of these penalties causes the Group to lose the right to direct the activities of VIEs and VIEs’ subsidiaries or the right to receive their economic benefits, the Group would no longer be able to consolidate VIEs and VIEs’ subsidiaries. The Group believes the likelihood of loss in respect of the Group’s current ownership structure or the contractual arrangements with the VIEs and VIEs’ subsidiaries is remote.

There is no VIE where the Group has variable interest but is not the primary beneficiary. Currently there is no contractual arrangement that could require the Group to provide additional financial support to VIE.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

2.Principal Accounting Policies

(a)Basis of presentation and principles of consolidation

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

(b)Use of estimates

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

(c)Foreign currency translation

Effective July 1, 2015, the Group changed its reporting currency from United States dollars (“USD”) to Chinese Renminbi (“RMB”). The functional currency of the Company and its subsidiary incorporated in Hong Kong named Jumei Hongkong is United States dollar (“USD”), the functional currency of another subsidiary incorporated in Hong Kong namend Jumei Hongkong Holding was changed from USD to RMB from January 1, 2016, the functional currency of subsidiaries incorporated in Korea is Korean Won (“KRW”), while the functional currency of the other entities in the Group is RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the periods. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income in the consolidated statements of changes in shareholders’ equity. Total foreign currency translation adjustments, net of nil tax losses were RMB15,265 for the year ended December 31, 2014, net of nil tax gains were RMB130,668 and RMB31,604 for the years ended December 31, 2015 and 2016, respectively.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are included in the consolidated statements of comprehensive income. Total exchange gains were RMB185 for the year ended December 31, 2014, total exchange losses were RMB78,101 for the year ended December 31, 2015, and total exchange gains were RMB27,953 for the year ended December 31, 2016, respectively.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

2.  Principal Accounting Policies (continued)

(d)Fair value

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

The Group adopted ASC 820, “Fair Value Measurements and Disclosure”. ASC 820-10 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Although the adoption of ASC 820 did not impact the Group’s financial condition, results of operations or cash flows, ASC 820 requires additional disclosures to be provided on fair value measurement.

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

(e)Cash and cash equivalents

Cash and cash equivalents represent cash on hand and time deposits as well as highly liquid investments placed with banks, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less and are readily convertible to known amounts of cash.

(f)Short-term investments

Short-term investments include investments in financial instruments with a variable interest rate indexed to performance of underlying assets.

The Group carries these investments at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive income interest income, net. Fair value is estimated based on quoted prices of similar products provided by banks at the end of each period. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements. Please see Note 4 for additional information.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

2.              Principal Accounting Policies (continued)

(g)Loans receivable, net

The Group’s loans receivable consist of an entrusted loan, a convertible loan and a loan receivable from a venture capital fund with annual interest rate of 4.35% and up to 10% based on different conditions.

Entrusted loan and loan receivable are carried at amortized cost. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Allowance for entrusted loan for the years ended December 31, 2015 and 2016 were RMB1,400 and RMB1,667, respectively.

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

(h)Accounts receivable, net

Accounts receivable, net is carried at realizable value. The Group considers many factors in assessing the collectability of its receivables, such as, the age of the amounts due, the customer’s payment history and credit-worthiness. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Accounts receivable, net balances are written off after all collection efforts have been exhausted. Allowance for doubtful accounts for the years ended December 31, 2014, 2015 and 2016 were nil, RMB17,157, and nil, respectively.

(i)Inventories

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

(j)Long-term investments

Long-term investments are comprised of investments in privately-held companies and limited partnerships, which are accounted for under the cost method or equity method.

Cost method investments

In accordance with ASC 325-20, “Investments-Other: Cost Method Investments”, the Group accounts for its investment using the cost method of accounting when the Group does not have significant influence over the investments’ business and operations. The Group carries such investment at cost and recognizes as income any dividends received from a distribution of investee’s earnings. The Group reviews the investment for impairment whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

2.              Principal Accounting Policies (continued)

(j)Long-term investments (continued)

Equity method investments

In accordance with ASC 323 “Investment-Equity Method and Joint Ventures”, the Group applies the equity method of accounting to equity investments, in common stock or in-substance common stock, over which it has significant influence but does not own a majority equity interest or otherwise control. In accordance with ASC 323 “Investment-Equity Method and Joint Ventures”, the Group applies the equity method of accounting to equity investments, in common stock or in-substance common stock, over which it has significant influence but does not own a majority equity interest or otherwise control. In accordance with ASC 323 “Investment-Equity Method and Joint Ventures”, the Group applies the equity method of accounting to equity investments, in common stock or in-substance common stock, over which it has significant influence but does not own a majority equity interest or otherwise control. Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation in the investee’s Board of Directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate. For the investment in limited partnerships, where the Group holds less than a 20% equity or voting interest, the Group’s influence over the partnership operating and financial policies is more than minor, thus, as subject to equity method as well.

Under the equity method of accounting, the affiliated company’s accounts are not reflected within the Group’s consolidated balance sheets and statements of comprehensive income; however, the Group’s share of the earnings or losses of the affiliated company is reflected in the caption “share income from equity method investments” in the consolidated statements of comprehensive income. An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than temporary.

(k)Investment security

The Group invests in marketable equity security to meet business objectives. In accordance with ASC 320, “Investment Debt and Equity Securities” this marketable security is stated at fair value, classified and accounted for as available-for-sale securities in investment security. The treatment of a decline in the fair value of an individual security is based on whether the decline is other-than-temporary. The Group assesses its available-for-sale securities for other-than-temporary impairment by considering factors including, but not limited to, its ability and intent to hold the individual security, severity of the impairment, expected duration of the impairment and forecasted recovery of fair value. Investments classified as available-for-sale securities are reported at fair value with unrealized gains or losses, if any, recorded in accumulated other comprehensive income in shareholders’ equity. If the Group determines a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss charged in the consolidated statement of comprehensive income.

(l)Property, equipment and software, net

Property, equipment and software are stated at cost less accumulated depreciation and impairment. Property, equipment and software are depreciated over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

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

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

2.  Principal Accounting Policies (continued)

(m)     Construction in progress

Direct costs that are related to the construction of property, equipment and software and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property, equipment and software items and the depreciation of these assets commences when the assets are ready for their intended use. As of December 31, 2015 and 2016 the balances of construction in progress were nil and RMB5,645 which were primarily relating to the construction of logistic warehouses.

(n)         Land use rights, net

Land use rights represent amounts paid for the Group’s lease for the use right of land located in Suzhou City in China. Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives which are generally 50 years and represent the shorter of the estimated usage periods or the terms of the agreements.

(o)         Intangible assets, net

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

Amortization expenses for the years ended December 31, 2014, 2015 and 2016 were RMB129, RMB111 and nil, respectively. Intangible assets were fully amortized in 2015.

(p)         Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business acquisition.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of December 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. Commencing in September 2011, in accordance with the FASB revised guidance on “Testing of Goodwill for Impairment”, a company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the company decides, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the implied fair value of the reporting unit’s goodwill and the carrying amount of goodwill will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. The Group performed the qualitative analysis for the goodwill arising from the acquisition of Beijing Shengjinteng Network Science and Technology Co., Ltd. (“Beijing Shengjinteng”) taking into consideration the events and circumstances listed in ASC350 “Intangibles—Goodwill and Other”, in addition to other entity-specific factors. Based on the assessment, the Group determined that it was not necessary to perform a quantitative goodwill impairment test and concluded that no impairment of goodwill existed at December 31, 2015 or 2016.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

2.  Principal Accounting Policies (continued)

(q)         Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying value of the asset, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over its fair value. No impairment charge was recognized for the years ended December 31, 2014, 2015, and 2016.

(r)          Leases

Each lease is classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the leaser at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. The Group had no capital lease for any of the periods presented.

(s)           Revenue recognition

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

The Group recognizes merchandise sales revenues upon acceptance of delivery of products by customers. Marketplace service revenues primarily consist of fees charged to third-party merchants for selling their products through our internet platform and fees for providing fulfillment services. The Group recognizes marketplace service revenues upon acceptances of deliveries by customers for sales that the Group provides fulfillment services or upon shipping by third party merchants for sales for which the Group doesn’t provide fulfillment services. For customer orders and cash collected from customers before delivery, the Group accounts for it in advances from customers.

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

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

2.   Principal Accounting Policies (continued)

(t)            Discount coupons and prepaid cards

The Group periodically provides discount coupons to its customers for use in purchases that require a minimum transaction value. Coupons may also be granted to customers to incentivize a current purchase or a future purchase. Discounts for purchases are treated as a reduction of revenue for the related transaction. The right to purchase discounted products in the future is not considered an element of an arrangement within the scope of the multiple-element arrangements guidance in ASC 605, “Revenue Recognition”, as the right does not represent a significant and incremental customer discount. Discounts for future purchases, when accepted by the customer, are treated as a reduction of revenue when the future transaction is recognized. The Group also sells prepaid cards with discount. The discount is treated as a reduction of revenue when the prepaid card is used. The prepaid cards have no expiration date. Cash receipts from the sale of prepaid cards are initially recorded as advances from customers which is a current liability on the Group’s consolidated balance sheets.

(u)         Customer loyalty program

Customers may earn loyalty program points from the purchases from the Group. Customers may redeem the loyalty points for certain promotional products or discount coupons to be used on future purchases. The Group accrues for the estimated incremental cost of redeeming the benefits at the time the benefits are earned by the customer. Estimated incremental costs have been insignificant since the inception of the respective loyalty programs.

(v)         Cost of revenues

Cost of revenue consists primarily of cost of merchandise sold and inventory write-downs. The cost of revenues does not include shipping and handling expenses, payroll, bonus and benefits of logistic staff or logistic centers rental expenses, therefore our cost of revenues may not be comparable to other companies which include such expenses in their cost of revenues.

(w)       Rebates and subsidies

The Group periodically receives consideration from certain vendors, representing rebates for products purchased and subsidies for the sales of the vendors’ products over a period of time. The rebates are not sufficiently separable from the Group’s purchase of the vendors’ merchandizes and they do not represent a reimbursement of costs incurred by the Group to sell vendors’ merchandizes. The Group accounts for the rebates received from its vendors as a reduction to the price it pays for the merchandizes purchased and therefore the Group records such amounts as a reduction of cost of revenues when recognized in the consolidated statements of comprehensive income. Rebates are earned when meeting minimum purchase thresholds specified in the contracts. When rebates can be reasonably estimated based on the Group’s past experience and current forecasts, a portion of the rebate is recognized as the Group makes progress towards the purchase threshold. Subsidies are calculated based on the volume of products sold through the Group and are recorded as a reduction of cost of revenues when the sales have been completed and the amount is determinable.

(x)         Fulfillment expenses

Fulfillment expenses represent those costs incurred in shipping and operating and staffing the Group’s fulfillment and customer service centers, including costs attributable to receiving, inspecting, and warehousing inventories; picking, packaging, and preparing customer orders for shipment; collecting payments from customers and responding to inquiries from customers. Fulfillment also includes amounts payable to third parties that assist the Group in payment collections, fulfillment and customer service operations. The shipping costs included in fulfillment expenses were RMB162,114, RMB338,097, and RMB311,394 for the years ended December 31, 2014, 2015, and 2016, respectively.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

2.   Principal Accounting Policies (continued)

(y)         Marketing expenses

Marketing expenses mainly consist of advertising costs, promotion expenses, payroll and related expenses for employees engaged in marketing activities. Advertising costs, which primarily spend on online and offline advertisements, are expensed when the services are received. The advertising expenses were RMB463,105, RMB599,713, and RMB365,914 for the years ended December 31, 2014, 2015, and 2016, respectively.

(z)          Technology and content expenses

Technology and content expenses mainly consist of payroll and related costs for employees involved in application development, category expansion, editorial content production and system support, as well as server charges and costs associated with telecommunications.

(aa)  General and administrative expenses

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

(ab) Share-based compensation

All share-based awards granted to the Founders, employees and directors, including Founders’ share, stock options and restricted share units (“RSUs”) are measured at the grant date based on the fair value of the award and are recognized as expenses using straight line method, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. Forfeitures are estimated at the time of grant and revised in the subsequent periods if actual forfeitures differ from those estimates.

The Binomial option pricing model is used to measure the fair value of stock options. The determination of the fair value is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, expected forfeiture rate, risk-free interest rates, contract life and expected dividends.

Share-based awards to non-employees are recognized as compensation expenses ratably over the requisite service periods. The Group measures the cost of non-employee services received in exchange for share-based awards based on the fair value of the awards issued. The Group measures the fair value of the awards in these transactions using the fair value of underlying common shares and other measurement assumptions on the measurement date, which is determined as the earlier of the date at which a commitment for performance by the counterparty to earn the awards is reached, or the date at which the counterparty’s performance is completed.

The Group measures the awards at their then-current fair values at each of the financial reporting dates, and attributes the changes in those fair values over the future services period.

The Group recognizes the estimated compensation cost of service-based restricted share units based on the fair value of its ordinary shares on the date of the grant. The Group recognizes the compensation cost, net of estimated forfeitures, over a vesting term of generally four years.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

2.   Principal Accounting Policies (continued)

(ac) Employee benefits

The Company’s subsidiaries, the VIEs and the VIEs’ subsidiaries in China participate in a government mandated, multi-employer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor laws require the entities incorporated in China to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. Employee social benefits included as expenses in the consolidated statements of comprehensive income amounted to RMB32,790, RMB46,387 and RMB66,131 for the years ended December 31, 2014, 2015 and 2016, respectively.

(ad) Government grant

Generally, a government grant is recognized as other income when the grant is received and the requirements associated with receipt of the grant have been complied with. If the government grant is tied to the acquisition of long-lived assets, the grant is recognized as deduction of the carrying value of the long lived assets, when the conditions specified in the grant have been met.

For the years ended December 31, 2014, 2015 and 2016, the Group received government grants of RMB54,372, RMB44,904 and RMB21,663, respectively, which were included in Others, net under Other income/ (expenses) in the consolidated statements of comprehensive income.

(ae) Income taxes

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

Uncertain tax positions

ASC 740, Tax provision prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its consolidated statement of comprehensive income. As of December 31, 2015 and 2016, the Group did not have any material unrecognized uncertain tax positions.

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

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

2.   Principal Accounting Policies (continued)

(af) Comprehensive income

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

(ag) Earnings per share

Earnings per share is calculated in accordance with ASC 260, “Earnings Per Share”. Basic earnings per share is computed by dividing net income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between common shares and other participating securities base on their participating rights. All preferred shares are considered as participating securities as they all have right to participate in subsequent distribution among ordinary shares on pro rata basis as if they were converted to ordinary shares, after receiving preferred shares dividends. Preferred shares will not participate in loss. In computing basic earnings per ordinary share using two-class method, if the pro rata income to preferred shares on a converted basis is less than the accretion value, there would be no income allocation to preferred shares; if the pro rata income to preferred shares on a converted basis is greater than the accretion value, the income allocation to preferred shares equals to the pro rata income to preferred shares minus the accretion value. Diluted earnings per share reflects the potential dilution that could occur if securities to issue ordinary shares were exercised. The dilutive effect of convertible redeemable preferred shares and outstanding share-based awards is reflected in the diluted earnings per share by application of the if-converted method and treasury stock method, respectively. Dilutive equivalent shares are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive.

(ah) Statutory reserves

The Group’s subsidiaries, VIEs and VIEs’ subsidiaries established in the PRC are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to the Foreign Investment Enterprises established in the PRC, the Group’s subsidiaries registered as wholly-owned foreign enterprise have to make appropriations from its after-tax profit (as determined under generally accepted accounting principles in the PRC (“PRC GAAP”) to reserve funds including general reserve fund, the enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the company. Appropriation to the enterprise expansion fund and staff bonus and welfare fund is made at the company’s discretion.

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

For the years ended December 31, 2014, 2015 and 2016, profit appropriation to statutory funds for the Group’s entities incorporated in the PRC was approximately RMB13, RMB14,734 and RMB20,246, respectively. No appropriation to other reserves was made for any of the years presented.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

2.   Principal Accounting Policies (continued)

(ai) Segment reporting

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

(aj) Recently issued accounting pronouncements

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers”, which supersedes the revenue recognition requirements in “Revenue Recognition (Topic 605)”, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. In August 2015, the FASB deferred the effective date of the revenue recognition guidance to reporting periods beginning after December 15, 2017. Early adoption is permitted for reporting periods beginning after December 15, 2016. The Group is currently evaluating the impact of the adoption on its consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities to be classified as noncurrent on the balance sheet. The amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted. Additionally, the new guidance may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The implementation of this update was no impact on the Group’s consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities”, which amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments. This amendment requires all equity investments to be measured at fair value, with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). This standard will be effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

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

In March 2016, the FASB issued ASU 2016-09, “Compensation — Stock Compensation”. Improvements to Employee Share-Based Payment Accounting, which relates to the accounting for employee share-based payments. This standard addresses several aspects of the accounting for share-based payment award transactions, including: (a) income tax consequences; (b) classification of awards as either equity or liabilities; and (c) classification on the statement of cash flows; (d) accounting for forfeitures of share-based payments. This standard will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The Group does not expect this standard to have a material impact on its consolidated financial statements.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

2.   Principal Accounting Policies (continued)

(aj) Recently issued accounting pronouncements (continued)

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments-Credit Losses (Topic 326)”, which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Group is currently evaluating the impact that the standard will have on its consolidated financial statements and related disclosures.

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows — Classification of Certain Cash Receipts and Cash Payments”, which clarifies the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The implementation of this update is not expected to have any material impact on the Group’s consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business”, which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The standard should be applied prospectively on or after the effective date. The Group will evaluate the impact of adopting this standard prospectively upon any transactions of acquisitions or disposals of assets or businesses.

In January 2017, the FASB issued ASU 2017-04, “Simplifying the Test for Goodwill Impairment”. The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The implementation of this update is not expected to have any material impact on the Group’s consolidated financial statements.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

3.              Risks and concentration

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, short-term investments, accounts receivable, net, loans receivable and other receivables.

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

Foreign currency risk

The Group’s operating transactions and its assets and liabilities are mainly denominated in RMB. The accounts payable generated by Jumei Global are denominated in Hong Kong dollars, U.S. dollars, Australian dollars, Japanese Yen, and Korean Won. The Group do not believe that the Group currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. The Group’s cash and cash equivalents and short-term investments denominated in RMB that are subject to such government controls amounted to RMB2,630,624 and RMB861,400 as of December 31, 2015 and 2016, respectively. The value of the RMB is subject to changes by the central government policies and international economic and political developments that affect the supply and demand of RMB in the foreign exchange market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

4.              Fair value measurement

As of December 31, 2015 and 2016, information about inputs into the fair value measurements of the Group’s assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair value measurement at reporting date using
Description	December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
			RMB	RMB
Bank time deposits with an original maturity of three months or less	1,753,000	—	1,753,000	—
Short-term investments with variable interest rates	363,000	—	363,000	—
Investment security	135,952	135,952	—	—
Total	2,251,952	135,952	2,116,000	—

		Fair value measurement at reporting date using
Description	December 31, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
			RMB	RMB
Short-term investments with variable interest rates	700,000	—	700,000	—
Investment security	79,298	79,298	—	—
Total	779,298	79,298	700,000	—

Investment security

The Group values its investment security using quoted prices for the underlying security in active market, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 1.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

5.                 Loans receivable, net

The following is a summary of loans receivable:

	As of December 31,
	2015	2016
	RMB	RMB
Entrusted loan	3,600	—
Convertible loan (i)	549,145	—
Loans receivable - current portion	552,745	—
Loans receivable — non-current portion (ii)	—	73,330

(i) On July 22, 2015, the Group made a convertible loan investment of RMB558,000 (“Convertible Loan”) in BabyTree Inc. and its subsidiaries and VIE in PRC (collectively, “BabyTree”).

According to the terms of the Convertible Loan, the Convertible Loan bears no interest for the period before July 22, 2016 (“Maturity Date”), however, if the loan is not repaid at maturity on time, 12% per annum would be charged for the loan outstanding period. On or prior to the Maturity Date, if BabyTree completes its restructuring, the Group shall convert all outstanding loan balance into certain equity interests in BabyTree’s Chinese operation entity, subject to certain protective conversion price adjustments provisions (“Conversion Features”). If BabyTree could not complete the restructuring plan before the loan maturity date, the Group has the option, within 2 months after the Maturity Date, to convert all or a portion of the outstanding loan balance to shares of BabyTree Inc. (Cayman). If the loan is not converted upon maturity, BabyTree shall repay the principal. The Company has the right to make an additional RMB 186,000 loan with the same terms to BabyTree at the end of year 2015 (“Call Option”). If certain sales targets are not met by BabyTree before the year end, the Group has the right to demand early repayment of RMB 186,000 loan balance (“Put Option”).

The Conversion Features and the Put Option were considered as embedded derivatives that do not meet the criteria to be bifurcated and were accounted for together with the loan receivable. The Call Option was considered as a freestanding derivative and should be accounted for at fair value. As such, the initial fair value of RMB 16,000 of the Call Option was first allocated out from the initial Convertible Loan and recorded as a freestanding derivative instrument. The Call Option expired at the end of 2015 without exercise. As such, the Call Option value was written down to zero and recorded as loss included in others, net.

The difference of RMB 16,000 between the carrying value and face value of the Convertible Loan was treated as a discount on Convertible Loan and is amortized and recognized as interest income using the effective interest method.

To estimate the fair value of the Call Option, the Group used the Monte Carlo Simulation Model (“Binomial-Model”), which is based on the fair value of invested capital evaluated by market approach. The significant inputs for the valuation model included the following:

Transaction date
Risk free rate of interest	2.38%
Dividend Yield	0%
Maturity Date	2015/12/31
Volatility	55%

On March 16, 2016, the Group and BabyTree entered into an supplementary agreement to exercise the Put Option and the Group received a repayment of RMB186,000 from BabyTree. On September 8, 2016, the Group effected a conversion of the outstanding balance, amounted to RMB372,000, into investment of common shares of two main operating entities of BabyTree incorporated in Mainland China based on the terms of the Conversion Features. The conversion was effected via receiving proceeds of RMB372,000 from BabyTree and then subsequently transferring the proceeds to the two operating entities of BabyTree which issued the common shares to the Group upon the conversion. After the conversion, the investments in two main operating entities of BabyTree were accounted for as a long-term investment under the cost method, see Note 8 for more details.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

5.                 Loans receivable, net (continued)

The allocation and movement of the Convertible Loan is as following:

RMB
Initial investment amount	558,000
Allocation to the Call Option	(16,000)
Recognition of interest income	7,145
Balance as of December 31, 2015	549,145
Recognition of interest income	8,855
Repayment of convertible loan	(186,000)
Conversion to equity interest in Babytree	(372,000)
Balance as of December 31, 2016	—

(ii) In August 2016, the Group entered into definitive agreements for investing approximately RMB100,000 in a venture capital fund (“Fund”) set up to focus on investments in the culture and entertainment industries in China. The total RMB 100,000 consist of equity investment of RMB 26,670 (see Note 8) and RMB 73,330 loan with an annual interest rate of 4.35% and up to 10% based on different conditions. The contractual maturity date is earlier of invested company to repay all loans to the Fund or the Fund redeems its investment if the Fund issued loan to invested company, otherwise, the contractual maturity date is one year.

6.                 Inventories

The following is a summary of Inventories:

	As of December 31,
	2015	2016
	RMB	RMB
General merchandise	990,063	673,477
Packing materials and others	9,218	3,146
Less: Inventory write down	(33,771)	(30,507)
Total	965,510	646,116

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

7.                 Prepayment and other current assets

The following is a summary of prepayments and other current assets:

	As of December 31,
	2015	2016
	RMB	RMB
Supplier rebates receivables	43,757	71,547
Receivable from a third party	—	29,500
Interest receivable	13,971	27,997
Prepaid taxes related with overseas purchase	1,561	15,367
Prepaid vendors deposits	25,854	10,709
Prepaid advertising fees	7,795	9,361
Prepaid rental fees	2,784	7,895
Rebate receivable from third-party online payment platforms	12,334	10,664
Receivables related to employee share options exercise	4,377	469
Government grant receivables	8,850	—
Other receivables	6,647	14,358
Total	127,930	197,867

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

8.                 Long-term investments

	Cost Method	Equity Method	Total
	RMB	RMB	RMB
Balance at December 31, 2015	32,468	—	32,468
Additions	104,056	26,810	130,866
Share of income	—	2,452	2,452
Disposal of an investment	(32,468)	—	(32,468)
Changes from consolidation to cost method	10,381	—	10,381
Converted to equity from convertible loan	372,000	—	372,000
Balance at December 31, 2016	486,437	29,262	515,699

(i)                  Equity method investment

In August 2016, the Group together with other third parties, set up a management company as a General Partner (“GP”) of a venture capital fund and obtained 14% equity interests in the GP with cash consideration of RMB140. Concurrently, the GP and other third parties, as limited partners (“LP”), entered into a partnership agreement to subscribe respective partnership interests in the venture capital fund.  In addition to the Group’s interest in the GP, the Group separately held 33.34% equity interest in the venture capital fund as one of the LPs with cash consideration of RMB26,670 in accordance with the partnership agreement. The investment decisions regarding the venture capital fund are made by the investment committee of the GP and the Group has one out of three investment committee seats. The Group accounted for both its investments in the GP and in the venture capital fund under equity method in accordance with ASC 323 because the investments are of common stock and the Group has significant influence in the GP and the venture capital fund but does not own a majority equity interest or otherwise control.

(ii)               Cost method investments

On January 26, 2015, the Group purchased 714,286 shares of series AA preferred shares of an online retailer in incorporated United States. The investment was accounted for under the cost method as the shares invested by the Group were not considered as in-substance common stock and the shares do not have readily determinable fair value. In February 2016, the Group disposed of the entire investment for a cash consideration amounted to RMB39,751 and recognized a disposal gain amounted to RMB7,348.

On January 22, 2016, the Group purchased 2,000,000 shares of series A preferred shares of another online retailer incorporated in the United States for cash consideration of RMB104,056 (US$15,000). The investment is accounted for under the cost method as the shares invested by the Group were not considered as in-substance common stock and the shares do not have readily determinable fair value.

On April 25, 2016, the Group disposed of its controlling interests in a majority owned subsidiary incorporated in Korea to the non-controlling interests of the subsidiary and a third party investor and recognized a disposal gain of RMB7,308. Upon the completion of disposal transaction, the Company’s residual equity interest in this investee was redesignated from common shares to convertible and redeemable preferred shares of that entity. The investment of the remaining equity interest in this investee is accounted for the investment under cost method as the shares invested by the Group were not considered as in-substance common stock and the shares do not have readily determinable fair value.

On September 8, 2016, the Group invested in common shares of two main operating entities of BabyTree incorporated in Mainland China by converting its loan and interest receivable due from BabyTree on that date to common shares of the investees pursuant to the terms of the Conversion Features (see Note 5). The investment is accounted for under cost method as the Group does not have ability to exercise significant influence over operating and financial policies of the investees and the shares do not have readily determinable fair value.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

8.                 Long-term investments (continued)

The Group performs the impairment assessment of its investments under the cost method and equity method whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. No impairment charges were made to the carrying value of its investments under the cost method and equity method in 2015 and 2016.

9.                 Investment security

	As of December 31,
	2015	2016
	RMB	RMB
Balance at the beginning of the year	—	135,952
Purchase on May 6, 2015	172,639	—
Recognition of unrealized loss	(46,480)	(68,309)
Foreign currency transaction adjustments, net of nil tax	9,793	11,655
Balance at the end of the year	135,952	79,298

On May 6, 2015, the Group entered into a share purchase agreement to acquire 2% equity stake in IT’S SKIN CO., LTD. (“IT’S SKIN”), a South Korean company engaged in the sale of beauty products, for a total cash consideration of RMB172,639. Such investment is accounted for under the cost method at initial recognition.

IT’S SKIN listed on the Korea Composite Stock Price Index (“KOSPI”) market on December 28, 2015. Therefore the investment is reclassified as available-for-sale securities and is measured at fair value with unrealized gains or losses, if any, recorded in the accumulated other comprehensive income in shareholders’ equity. The decline in value of the investment, amounted to RMB114,789 for the period from May 2015 to December 2016, was considered other than temporary due to the duration and severity of the decline.  The impairment is therefore recognized by reclassifying the unrealized loss of RMB 114,789 from other comprehensive income to statement of income.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

10.          Property, equipment and software, net

The following is a summary of property, equipment and software, net:

	As of December 31,
	2015	2016
	RMB	RMB
Equipment	34,802	41,535
Leasehold improvements	35,741	32,731
Servers	18,057	36,135
Office furniture, vehicles and logistics equipment	19,307	19,612
Software	7,978	8,909
Total	115,885	138,922
Less: Accumulated depreciation	(59,840)	(85,320)
Net book value	56,045	53,602

Depreciation expenses for the years ended December 31, 2014, 2015 and 2016 were RMB18,530, RMB29,814 and RMB29,292, respectively.

11.       Land Use Rights, Net

As of December 31,
2016
RMB
Cost:
Land use rights	84,068
Less: Accumulated amortization	(1,541)
Land use rights, net	82,527

The lease period of the land use rights are from May 2016 to January 2066. Amortization expenses for land use rights for the years ended December 31, 2015 and 2016 were nil and RMB1,541, respectively.

12.          Accrued expenses and other current liabilities

The following is a summary of accrued expenses and other current liabilities:

	As of December 31,
	2015	2016
	RMB	RMB
Deposits from service providers	32,618	38,320
Payroll and welfare benefits accruals	29,488	29,941
Server custody and bandwidth fee accruals	12,007	11,530
Professional fees payable	5,397	7,861
Rentals	4,928	4,257
Payables related to employee share options exercise	6,886	340
Others	10,918	13,706
Total	102,242	105,955

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

13.               Taxation

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

(b) Income Taxes

The following table sets forth current and deferred portion of income tax expenses/ (benefits) of the Group:

	For the Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Current tax provision	91,403	63,527	29,024
Deferred tax provision	6,680	7,876	2,580
Income tax expenses	98,083	71,403	31,604

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

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

13.     Taxation (continued)

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

In April 2008, the State Administration of Taxation, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the certification of High and New Technology Enterprises (“HNTE”) specifying the criteria and procedures. Reemake Media was granted as a HNTE in December 2012 and extended in September 2015, is entitled to the preferential enterprise income tax rate of 15% from 2015 through 2018.

Tianjin Cyril was granted as a HNTE in October 2014, is entitled to the preferential enterprise income tax rate of 15% from 2014 through 2017.

According to the Notice on the Enterprise Income Tax regarding Deepening Implementation of Grand Development of the Western Region issued by the State Administration of Taxation, enterprises located in the western region of the PRC with principal revenue of over 70% generated from encouraged category of western region of the PRC are entitled to a preferential income tax rate of 15% for ten years from January 1, 2011 to December 31, 2020. Chengdu Jumei, which is located within the western region of the PRC and meets the criteria as set forth in the notice, is entitled to the preferential income tax rate of 15% starting from 2013 upon filing with the relevant tax authority.

Reconciliation of the differences between statutory tax rate and the effective tax rate

Substantially all of the Group’s income before tax is from the operations in the PRC. The following table sets forth reconciliation between the statutory CIT rate and the effective tax rate:

	For the Years Ended December 31,
	2014	2015	2016

Statutory income tax rates	25%	25%	25%
Effect of preferential tax	(8)%	(14)%	(5)%
Change in valuation allowance	2%	19%	(10)%
Permanent differences	2%	3%	7%
Effect of withholding tax	—	2%	—
Effect on tax rates in different tax jurisdiction	(1)%	(1)%	1%
Effective tax rate	20%	34%	18%

The permanent differences in 2014, 2015 and 2016 were mainly attributable to non-tax deductible share based compensation expenses and impairment of investment security.

The aggregate amount of the preferential tax were RMB41,307, RMB29,226 and RMB10,022 in 2014, 2015 and 2016, respectively, and the per share effect of the preferential tax were RMB0.36, RMB0.20 and RMB0.11 in 2014, 2015 and 2016, respectively.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

13.     Taxation (continued)

Deferred tax assets

The following table sets forth the significant components of the aggregate deferred tax assets:

	As of December 31,
	2015	2016
	RMB	RMB
Deferred tax assets:
Net operating loss carry forwards	35,489	15,123
Excess advertising expenses carry forwards	9,904	10,787
Accrued payroll and other expenses	2,584	2,585
Fair value change-investment security	7,791	—
Others	6,680	3,028
Less: valuation allowance	(58,568)	(30,196)
Total deferred tax assets, net	3,880	1,327

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

The Group has incurred net accumulated operating losses for income tax purposes since its inception. The Group believes that it is more likely than not that most of these net accumulated operating losses and other deferred tax assets will not be utilized in the future except for RMB 30,196 deferred tax assets recognized as of December 31, 2016. Therefore, the Group had provided valuation allowances of RMB 58,568 and RMB 30,196 for the deferred tax assets as of December 31, 2015 and 2016, respectively.

Movement of valuation allowance

	As of December 31,
	2015	2016
	RMB	RMB
Balance at beginning of the year	(12,220)	(58,568)
Current period deduction/(addition)	(46,348)	28,372
Balance at the end of the year	(58,568)	(30,196)

The current period deduction of valuation allowance is primarily attributed to the utilization of net operating losses and deductible advertising expenses carried forward from prior years.

Uncertainty tax position

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2015 and 2016, the Group did not have any significant unrecognized uncertain tax positions. The Group does not anticipate any significant increase to our liability for unrecognized tax benefit within the next 12 months. Interest and penalties related to income tax matters, if any, is included in income tax expense.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

13.     Taxation (continued)

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

The Group intends to re-invest all earnings generated from its PRC subsidiaries indefinitely or be subject to a significant withholding tax should its policy change to allow for earnings distribution offshore. As of December 31, 2015 and 2016, the Group did not record any withholding tax on the retained earnings of its FIEs in the PRC as the Company intends to re-invest its earnings for use in the operation and expansion of its business in China. The unrecognized deferred tax liabilities for permanently re-invested earnings of the Group’s FIEs in the PRC were RMB108,525 and RMB121,727 as of December 31, 2015 and 2016, respectively.

The Group intended to distribute all earnings generated by its Korean subsidiaries, which were disposed by the Group on April 25, 2016 (see Note 8). The withholding tax were accrued for the earnings by RMB3,852 and nil for the years ended December 31, 2015 and 2016, respectively.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

14.               Redeemable Preferred Shares

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

The Group determined that conversion and redemption features embedded in the preference shares were not required to be bifurcated and accounted for as a derivative. The Group also determined that there was no beneficial Conversion Feature attributable to any of the preference shares because the initial effective conversion prices of these preference shares were higher than the fair value of the Group’s ordinary shares determined by the Group with the assistance from an independent valuation firm.

Prior to their automatic conversion to ordinary share upon the Group’s IPO on May 16, 2014, the preference shares were entitled to certain preferences with respect to conversion, redemption, dividends and liquidation. The holders of Preference Shares were entitled to vote together with the holders of ordinary shares, and not as a separate class, on all matters put before the shareholders of the Group, on an as-if-converted basis.

All of the preference shares were converted to ordinary shares upon the Group’s IPO on May 16, 2014.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

15.  Ordinary shares

On December 31, 2013, all the shareholders of the Company adopted a resolution and all the directors of the Company also approved to implement a dual class voting structure (“Dual Class Structure”). The Dual Class Structure was implemented immediately upon the completion of the IPO of the Company on May 16, 2014. Holders of ordinary shares have the right to receive notice of, attend, speak and vote at general meetings of the Company, and shall, at all times, vote together as one class on all matters submitted to a vote for Members’ consent. Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at general meetings of the Company, and each Class B Ordinary Share shall be entitled to ten (10) votes on all matters subject to the vote at general meetings of the Company. All of the Company’s shares held, directly or indirectly, by Mr. Leo Ou Chen and Mr. Yusen Dai, and their respective affiliates (including shares held by Super ROI Global Holding Limited, Pinnacle High-Tech Limited, or any other company, trust, nominee or agent, if any) was immediately and automatically converted and re-designated into Class B ordinary shares on a one to one basis. Except for the Company’s shares held, directly or indirectly, by Mr. Leo Ou Chen and Mr. Yusen Dai, and their respective affiliates, all of other outstanding ordinary shares prior to IPO were designated as Class A Ordinary Shares and all of outstanding preference shares were automatically converted into Class A Ordinary Shares on a one-for-one basis immediately upon the completion of the IPO.

The Company believes that the incremental value for the super voting right is minimal as there was no change in control.

Upon completion of the Company’s IPO on May 16, 2014, the Company’s shares were divided into Class A ordinary shares and Class B ordinary shares, at par value of US$0.00025. As of December 31, 2016, 840,000,000 Class A ordinary shares, 60,000,000 Class B ordinary shares and 100,000,000 discretionary shares had been authorized, 149,706,286 ordinary shares had been issued and outstanding, of which 90,901,446 were Class A ordinary shares and 58,804,840 were Class B ordinary shares.

On December 15, 2014, the Company announced that its board of directors has authorized a share repurchase program under which the Company may repurchase up to RMB612,000 of its shares over the next 12 months. In 2015, the Company repurchased 10,000 ordinary shares on the open market with a total consideration of RMB890. In 2016, the Company cancelled all 10,000 ordinary shares repurchased in 2015.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

16.     Share based compensation

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

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

16.     Share based compensation (continued)

Service-based share options

The Company granted 500,000, 745,000 and nil serviced-based share options to its officers, director and employees for the years ended December 31, 2014, 2015 and 2016, respectively under the 2011 Plan and 2014 Plan. These awards generally vest over a four year term. These awards are accounted for in accordance with ASC 718 “Compensation — stock compensation”.

Share-based compensation expenses related to service-based share options of RMB37,725, RMB 38,416 and RMB 28,655, were recognized in the consolidated statements of comprehensive income for the years ended December 31, 2014, 2015 and 2016, respectively. The unamortized compensation costs related to unvested awards not yet recognized were RMB15,450 as of December 31, 2016, adjusted for estimated forfeitures, and weighted average period over which it would be recognized was 0.95 years. No income tax benefit was recognized in the consolidated statements of comprehensive income for share-based compensation arrangements for the years ended December 31, 2014, 2015 and 2016, as no tax deduction was claimed. There was no compensation cost capitalized for the years ended December 31, 2014, 2015 and 2016.

The summary of service-based share options activities under the Share Incentive Plan as of December 31, 2016, and changes during the years, is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Weighted Average fair value at grant date	Aggregate Intrinsic Value
		US$	In years	US$	US$
Outstanding as of December 31, 2014	6,502,897	1.42	7.29	3.41	79,877
Granted	745,000	15.00		8.05
Forfeited	(273,198)	4.91		7.71
Exercised	(1,427,716)	1.11		5.21	11,357
Outstanding as of December 31, 2015	5,546,983	3.15	6.60	3.36	38,994
Forfeited	(723,023)	7.32		8.11
Exercised	(3,071,690)	0.15		0.59	14,928
Outstanding as of December 31, 2016	1,752,270	6.70	6.73	6.27	4,289
Vested and expected to vest as of December 31, 2016	7,255,584	1.84	5.37		30,051
Exercisable as of December 31, 2016	1,429,689	5.45	6.50		4,038

The weighted average grant date fair value of options vested during 2014, 2015 and 2016 was US$3.23, US$5.76 and US$6.33, respectively.

No option expired during the years ended December 31, 2014, 2015 and 2016.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

16.  Share based compensation (continued)

The share-based compensation expenses are measured at the fair value of the award as calculated under the Binomial option-pricing model. Assumptions used in the Binomial option-pricing model are presented below:

	For the years ended December 31,
	2014	2015	2016
Risk-free interest rates (%)(1)	3.35%	2.52%	NA
Exercise multiples(2)	2.2 times	2.2 times	NA
Expected dividend yield(3)	0%	0%	NA
Expected volatility (%)(4)	43%	46%	NA
Contract life	10 years	10 years	NA

(1)         The risk-free interest rate is based on the implied yield rates of China government bonds denominated in US$ for a term consistent with the expected life of the awards in effect at the time of grant if such rates are available.

(2)         The expected exercise multiple is the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. As the Company did not have sufficient information of past employee exercise history, it was estimated by referencing to Valuing Employee Stock Options (published by John Wiley & Sons. Inc. 2004 edition), a well-accepted academic publication.

(3)         The dividend yield was estimated based on the Company’s expected dividend policy over the expected life of the options.

(4)         The Company estimates the volatility of its common stock at the date of grant based on the historical volatility of similar U.S. and Hong Kong public companies for a period equal to the expected life preceding the grant date.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

16.     Share based compensation (continued)

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

For the years ended December 31, 2014, 2015 and 2016, the Company recognized share based compensation expense related to the Founders’ shares of RMB1,392, nil and nil, respectively. Shares were granted to the founders on July 15, 2009, and the fair value per share at that time was US$0.01.

The total fair value of shares vested during 2014, 2015 and 2016 was RMB1,922,067, nil and nil, respectively.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

16.               Share based compensation (continued)

Restricted Share Units

Summary of Service-Based Restricted Share Units

The summary of Service-Based Restricted Share Units (“RSUs”) activities as of December 31, 2016, and changes during the periods, is presented below:

Restricted Shares	Number of Shares	Weighted-Average Grant-Date Fair Value
		US$
Unvested as of December 31, 2014	34,489	22.23
Granted	300,975	16.85
Vested	(8,659)	22.26
Forfeited	(36,357)	16.80
Unvested as of December 31, 2015	290,448	17.33
Granted	100,000	4.08
Restricted shares vested	(84,107)	18.55
Forfeited	(65,075)	16.04
Unvested as of December 31, 2016	241,266	11.77

For the years ended December 31, 2014, 2015 and 2016, total share-based compensation expenses recognized by the Company for the RSUs granted were RMB542, RMB7,945 and RMB9,615, respectively.

As of December 31, 2016, there were RMB15,046 of unrecognized share-based compensation expenses related to the RSUs granted. The expenses are expected to be recognized over a weighted-average period of 2.79 years.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

17.               Earnings per share

Immediately prior to the completion of the IPO, the Company adopted Dual Class Structure. Holders of Class A ordinary shares and Class B ordinary shares have the same rights, except for voting rights and conversion rights. Holders of Class A ordinary shares are entitled to one vote per share in all shareholders’ meetings, while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the discretion of the Class B shareholders thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. The Class A and Class B ordinary shares have the same rights except for voting rights. Therefore, the two-class method of computing earnings per share is not applicable.

The following table sets forth the computation of basic and diluted net income per share attributable to Jumei’s ordinary shareholders for the periods indicated:

	For the Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB

Numerator:
Net income attributable to Jumei International Holding Limited	405,141	122,916	142,224
Redeemable Preferred Shares redemption value accretion	(4,629)	—	—
Income allocation to participating preferred shares	(55,984)	—	—
Numerator for basic and diluted income per share attributable to Jumei’s ordinary shareholders	344,528	122,916	142,224

Denominator:
Weighted average number of ordinary shares — basic	115,090,686	145,901,672	149,477,388
Dilutive effect of share options	5,301,794	3,848,667	573,230
Dilutive effect of RSUs	450	8,486	18,587
Dilutive effect of Founders’ shares	4,824,124	—	—
Weighted average number of ordinary shares — diluted	125,217,054	149,758,825	150,069,205

Net income per share attributable to Jumei’s ordinary shareholders
- Basic	2.99	0.84	0.95
- Diluted	2.75	0.82	0.95

Potentially dilutive securities that were not included in the calculation of dilutive net income per share because where their inclusion would have been anti-dilutive included share options of 295,770, 1,098,037 and 2,016,482 for the years ended December 31, 2014, 2015 and 2016, respectively.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

18.               Commitments and contingencies

(a)         Commitments

The Group leases its facilities and offices under non-cancelable operating lease agreements. The rental expenses were RMB70,490, RMB99,081 and RMB95,688 for the years ended December 31, 2014, 2015 and 2016, respectively.

As of December 31, 2016, future minimum commitments under non-cancelable agreements were as follows:

Operating lease
RMB
2017	50,992
2018	39,444
2019	36,195
2020	26,506
2021 and thereafter	14,357
Total	167,494

As of December 31, 2016, Capital commitments for the logistic warehouse construction under non-cancellable agreements were as follows:

Construction in progress
RMB
2017	81,230

Other than those shown above, the Group did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2016.

(b)         Contingencies

In December 2014, four putative shareholder class action lawsuits were filed in the United States District Courts for the Southern District of New York and the Eastern District of New York against the Company, certain current and former officers and directors of the Company, and underwriters in the Company’s initial public offering: Lu v. Jumei International Holding Limited et al., Civil Action No. 14 CV 9826 (S.D.N.Y.) (filed on December 11, 2014); Yim v. Jumei International Holding Limited et al., Civil Action No. 14 CV 7269 (E.D.N.Y.) (filed on December 12, 2014, voluntarily dismissed by plaintiffs on March 9, 2015); Yin v. Jumei International Holding Limited et al., Civil Action No. 14 CV 9957 (S.D.N.Y.) (filed on December 17, 2014); and Brock v. Jumei International Holding Limited et al., Civil Action No. 14 CV 9993 (S.D.N.Y.) (filed on December 18, 2014). The complaints in the above-mentioned putative shareholder class action lawsuits allege that the Company’s registration statement for the Company’s initial public offering and/or certain subsequent press releases, financial statements, and other disclosures made by the Company contained material misstatements or omissions in violation of the federal securities laws. On March 9, 2015, the plaintiffs voluntarily dismissed without prejudice the putative class action originally filed in the District Court for the Eastern District of New York, Yim v. Jumei International Holding Limited et al. On June 22, 2015, the District Court for the Southern District of New York consolidated the remaining three putative class actions into one action, In re Jumei International Holding Limited Securities Litigation, Civil Action No. 14 CV 9826 (S.D.N.Y.), appointed a lead plaintiff and approved the lead plaintiff’s selection of lead counsel. On October 16, 2015, the lead plaintiff filed—purported on behalf of a class of persons who allegedly suffered damages as a result of their trading activities related to the Company’s ADSs between May 16, 2014 and November 19, 2014—a Consolidated Amended Complaint, which advances similar allegations as the previously filed complaints, seeks to represent and alleges violations of Sections 11 and 15 of the Securities Act of 1933, 15 U.S.C. §§ 77k and 77o and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, 15 U.S.C. §§ 78(b) and 78t(a), and Rule 10b-5 promulgated thereunder, 17 C.F.R. § 240.10b-5. On March 22, 2016, the Company and the underwriters in the Company’s initial public offering filed a joint motion to dismiss the Consolidated Amended Complaint. On January 10, 2017, the court issued an opinion and order granting the Company’s and the underwriters’ joint motion to dismiss the Consolidated Amended Complaint; on January 11, 2017, the court entered a judgment dismissing the cases accordingly.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

19.               Related party transactions

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2016:

Name of related parties	Relationship with the Group
Beijing Jushangminghui Commerce and Trade Co., Ltd.	A company controlled by a beneficial owner of the Company and his immediate family member
Beijing Fanbosha Commerce and Trade Co., Ltd.	A company controlled by a beneficial owner of the Company and his immediate family member
Venture capital fund	An investee of the Group accounted for as equity method

During the years ended December 31, 2014, 2015 and 2016, significant related party transactions were as follows:

(a)         The Group entered into the following transactions with related parties:

	For the Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB

Purchases of merchandises:
Beijing Fanbosha Commerce and Trade Co., Ltd.	4,141	—	—
Beijing Jushangminghui Commerce and Trade Co., Ltd.	526	—	—
Interest income of loans receivable:
Venture capital fund	—	—	1,584

(b) The Group had the following balances with the related parties.

	As of December 31,
	2014	2015	2016
	RMB	RMB	RMB

Loan receivable from a venture capital fund	—	—	73,330
Interest receivable from a venture capital fund	—	—	1,584

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

20.               Subsequent events

On April 20, 2017, the VIE contractual arrangements between Beijing Jumei and Reemake Media were terminated. Chengdu Jumei entered into a series of contractual arrangements with Reemake Media and the shareholders of Reemake Media on the same day, and the Company’s control over Reemake Media remains unchanged.

21.     Restricted net assets

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

The Company performed a test on the restricted net assets of consolidated subsidiaries, VIEs and the subsidiary of the VIEs (the “Restricted Net Assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the Restricted Net Assets did not exceed 25% of the consolidated net assets of the Company as of December 31, 2016.