Form 20-F
period 2017-12-31
Jumei International Holding Ltd
filed 2018-04-30
CIK 1597680

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . .. . . . . . . . . . . . . .

For the transition period from                       to

Commission file number: 001-36442

Jumei International Holding Limited
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant's name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

20th Floor, Tower B, Zhonghui Plaza 11 Dongzhimen South Road, Dongcheng District Beijing 100007, People's Republic of China
(Address of principal executive offices)

Leo Ou Chen

Acting Chief Financial Officer

Telephone: + 86 10 5280 2802

E-mail: leochen@jumei.com

20th Floor, Tower B, Zhonghui Plaza

11 Dongzhimen South Road, Dongcheng District

Beijing 100007, the People's Republic of China

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2017, there were 149,884,681 ordinary shares outstanding, par value $0.00025 per share, being the sum of 92,992,483 Class A ordinary shares and 56,892,198 Class B ordinary shares.

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board Other ☐	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

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

☐ Yes   ☐ No

i

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	an "active customer" for a specified period are to a customer that made at least one purchase during the period;

•	"ADSs" are to our American depositary shares, each of which represents one Class A ordinary share;

•	"China" or the "PRC" are to the People's Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

•	"GMV" are to gross merchandise volume, which is the total value of merchandise sold through Jumei;

•	our "internet platform" are to our jumei.com and jumeiglobal.com websites and our mobile platform ;

•	"Jumei," "we," "us," "our company" and "our" are to Jumei International Holding Limited, and, in the context of describing our business and results of operations, also include its subsidiaries, consolidated variable interest entities and subsidiaries of the consolidated variable interest entities;

•	"net GMV" are to the sum of (i) net revenues generated from merchandise sales, and (ii) net revenues generated from marketplace services and adding back corresponding payables to our third-party merchants; net GMV can be obtained from GMV by deducting value-added tax and surcharges, customer returns and cash coupons, and adding delivery fees charged to our customers;

•	"ordinary shares" are to our Class A and Class B ordinary shares, par value US$0.00025 per share;

•	"RMB" and "Renminbi" are to the legal currency of China;

•	"SKUs" are to stock keeping units; and

•	"US$," "U.S. dollars," "$," and "dollars" are to the legal currency of the United States.

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

You can identify some of these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "is/are likely to," "potential," "continue" or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

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

The following summary consolidated statements of income data for the years ended December 31, 2015, 2016 and 2017, summary consolidated balance sheets data as of December 31, 2016 and 2017 and summary consolidated cash flow data for the years ended December 31, 2015, 2016 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The summary consolidated statements of income/(loss) data for the years ended December 31, 2013 and 2014, summary consolidated balance sheets data as of December 31, 2013, 2014 and 2015 and summary consolidated cash flow data for the years ended December 31, 2013 and 2014 have been derived from our audited consolidated financial statements which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

You should read the summary consolidated financial information in conjunction with our consolidated financial statements and related notes and "Item 5. Operating and Financial Review and Prospects" included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	For the Year Ended December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)

Summary Consolidated Statements of Income/(Loss):
Net revenues:
Merchandise sales	2,556,139	3,355,914	7,113,278	6,174,721	5,634,156	865,954
Marketplace and other services	434,977	531,617	229,681	102,462	182,676	28,077
Total net revenues	2,991,116	3,887,531	7,342,959	6,277,183	5,816,832	894,031
Cost of revenues	(1,754,539)	(2,350,702)	(5,225,669)	(4,524,897)	(4,527,284)	(695,831)
Gross profit	1,236,577	1,536,829	2,117,290	1,752,286	1,289,548	198,200
Operating expenses
Fulfillment expenses	(366,795)	(434,691)	(948,954)	(769,651)	(580,792)	(89,266)
Marketing expenses	(322,965)	(499,115)	(655,314)	(427,827)	(401,756)	(61,749)
Technology and content expenses	(62,068)	(135,698)	(169,694)	(216,310)	(200,342)	(30,792)
General and administrative expenses	(246,052)	(102,527)	(191,918)	(206,243)	(144,883)	(22,268)
Total operating expenses(1):	(997,880)	(1,172,031)	(1,965,880)	(1,620,031)	(1,327,773)	(204,075)
Income/(loss) from operations	238,697	364,798	151,410	132,255	(38,225)	(5,875)
Other income/(expenses)
Interest income	5,675	82,251	114,123	85,597	65,515	10,069
Others, net	771	56,397	(59,289)	76,271	(45,393)	(6,977)
Share of income from equity method investment	—	—	—	2,452	4,903	754
Impairment of investment security	—	—	—	(114,789)	-	-
Income/(loss) before tax	245,143	503,446	206,244	181,786	(13,200)	(2,029)
Income tax expenses	(88,576)	(98,083)	(71,403)	(31,604)	(23,778)	(3,655)
Net income/(loss)	156,567	405,363	134,841	150,182	(36,978)	(5,684)
Net income/(loss) attributable to noncontrolling interests, net of tax nil	—	(222)	(11,925)	(7,958)	-	-
Net income/(loss) attributable to Jumei International Holding Limited	156,567	405,141	122,916	142,224	(36,978)	(5,684)
Accretion to preferred share redemption value	(11,123)	(4,629)	—	—	—	—
Income allocation to participating Redeemable Preferred Shares	(46,473)	(55,984)	—	—	—	—
Net income/(loss) attributable to Jumei's ordinary shareholders	98,971	344,528	122,916	142,224	(36,978)	(5,684)

	For the Year Ended December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)
Weighted average number of ordinary shares used in per share calculations(2):
- Basic	59,475,739	115,090,686	145,901,672	149,477,388	149,790,335	149,790,335
- Diluted	83,196,788	125,217,054	149,758,825	150,069,205	149,790,335	149,790,335
Net income/(loss) per share attributable to Jumei's ordinary shareholders:
- Basic	1.66	2.99	0.84	0.95	(0.25)	(0.04)
- Diluted	1.19	2.75	0.82	0.95	(0.25)	(0.04)
Net income/(loss) per ADS attributable to Jumei's ordinary shareholders(3):
- Basic	1.66	2.99	0.84	0.95	(0.25)	(0.04)
- Diluted	1.19	2.75	0.82	0.95	(0.25)	(0.04)

(1)	Share-based compensation expenses are allocated in operating expenses items as follows:

	For the Year Ended December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Fulfillment expenses	2,347	5,865	6,860	6,299	390	60
Marketing expenses	2,963	10,017	8,621	8,062	7,726	1,187
Technology and content expenses	4,846	8,347	8,335	4,233	5,266	809
General and administrative expenses	191,092	14,888	22,545	19,678	10,328	1,587

(2)	Immediately prior to the completion of our initial public offering in May 2014, all of the ordinary shares then held by Super ROI Global Holding Limited and Pinnacle High-Tech Limited were re-designated as Class B ordinary shares on a one-for-one basis and all of the then remaining ordinary shares and preferred shares that were issued and outstanding were automatically converted and re-designated into Class A ordinary shares on a one-for-one basis.

(3)	Each ADS represents one Class A ordinary share.

	As of December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands except for share data)
Summary Consolidated Balance Sheets Data:
Cash and cash equivalents	679,208	1,012,127	2,564,287	2,301,471	401,147	61,655
Accounts receivable, net	17,116	26,942	76,937	28,868	22,334	3,433
Inventories	199,084	621,772	965,510	646,116	603,091	92,693
Total assets	1,191,962	4,549,430	4,991,673	4,746,101	4,967,233	763,451
Accounts payable	541,225	889,960	1,030,200	605,131	578,881	88,972
Total liabilities	729,818	1,179,697	1,347,661	858,969	1,025,310	157,589
Total mezzanine equity	107,955	—	—	—	66,696	10,251
Ordinary shares	135	237	239	244	244	38
Total shareholders' equity	354,189	3,369,733	3,644,012	3,887,132	3,875,227	595,611
Number of outstanding ordinary shares	79,124,394	145,205,128	146,634,596	149,706,286	149,884,681	149,884,681

	As of December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands except for share data)
Summary Consolidated Cash Flow Data:
Net cash provided by/(used in) operating activities	524,750	422,444	151,497	83,518	(440,495)	(67,706)
Net cash provided by/(used in) investing activities	(28,753)	(2,575,715)	1,383,691	(440,461)	(1,309,126)	(201,210)
Net cash provided by/(used in) financing activities	(5,236)	2,486,702	4,417	13,285	(91,248)	(14,025)
Effect of exchange rate changes on cash and cash equivalents	110	(512)	12,555	80,842	(59,455)	(9,132)
Net increase/(decrease) in cash and cash equivalents	490,871	332,919	1,552,160	(262,816)	(1,900,324)	(292,073)
Cash and cash equivalents at beginning of year	188,337	679,208	1,012,127	2,564,287	2,301,471	353,728
Cash and cash equivalents at end of year	679,208	1,012,127	2,564,287	2,301,471	401,147	61,655

Exchange Rate Information

Our business is primarily conducted in China and almost all of our revenues are denominated in RMB, and we report our financial results in RMB. Current period amounts in this annual report are translated into U.S. dollars for the convenience of the readers. The conversion of RMB into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, or the Federal Reserve Board. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.5063 to US$1.00, the exchange rate set forth in the H,10 statistical release of the Federal Reserve Board December 29, 2017. Our net GMV amounts for the historical periods are denominated in RMB and were translated into U.S. dollar amounts using the applicable average exchange rate for each relevant period. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 20, 2018, the exchange rate set forth in the H,10 statistical release of the Federal Reserve Board was RMB6.2945 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period-End	Average(1)	Low	High
	(RMB per U.S. Dollar)

2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
2017	6.5063	6.7350	6.9575	6.4773
October	6.6328	6.6254	6.6533	6.5712
November	6.6090	6.6200	6.6385	6.5967
December	6.5063	6.5932	6.6210	6.5063
2018
January	6.2841	6.4233	6.5263	6.2841
February	6.3280	6.3183	6.3471	6.2649
March	6.2726	6.3174	6.3565	6.2685
April (through April 20, 2018)	6.2945	6.2859	6.3045	6.2655

Source: Federal Reserve Statistical Release

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We believe that the recognition and reputation of our Jumei (聚美) brand among our customers, suppliers and third-party merchants have contributed significantly to the growth and success of our business. Maintaining and enhancing the recognition and reputation of our brand are critical to our business and market position. Many factors, some of which are beyond our control, are important to maintaining and enhancing our brand. These factors include our ability to:

•	maintain the popularity, quality and authenticity of the products we offer;

•	provide a superior online shopping experience to customers;

•	increase brand awareness through various means of marketing and promotional activities;

•	maintain the efficiency, reliability and quality of our fulfillment and delivery services;

•	maintain and improve customers' satisfaction with our after-sales services;

•	preserve and enhance our reputation and goodwill generally and in the event of any negative publicity on product quality or authenticity, customer service, internet security, or other issues affecting us or other online retailers in China; and

•	maintain our cooperative relationships with quality suppliers, third-party merchants and other service providers.

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

China's retail market for beauty products is fragmented and highly competitive. We face competition from traditional beauty products retailers, such as Watsons and Sephora, and online beauty products retailers, as well as e-commerce platform companies, such as Alibaba Group, which operates Taobao.com and Tmall.com, Amazon China, which operates Amazon.cn, JD.com, Inc., which operates JD.com, and Vipshop Holdings Limited, which operates VIP.com and Lefeng.com. See "Item 4. Information on the Company — B. Business Overview — Competition." Our current or future competitors may have longer operating histories, greater brand recognition, better supplier relationships, larger customer bases, more cost-effective fulfillment capabilities or greater financial, technical or marketing resources than we do. Competitors may leverage their brand recognition, experience and resources to compete with us in a variety of ways, including investing more heavily in research and development and making acquisitions for the expansion of their products and services. Some of our competitors may be able to secure more favorable terms from suppliers, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory policies and devote substantially more resources to their website and system development than us. In addition, new and enhanced technologies may increase the competition in the online retail market. Increased competition may reduce our profitability, market share, customer base and brand recognition. There can be no assurance that we will be able to compete successfully against current or future competitors, and such competitive pressures may have a material and adverse effect on our business, financial condition and results of operations.

We incurred net losses in 2017, and we may incur net losses again in the future.

We commenced our beauty products retail business in March 2010 and have a limited operating history. Our total net revenues decreased by 14.5% from RMB7.3 billion in 2015 to RMB6.3 billion in 2016, and decreased by 7.3% to RMB5.8 billion(US$894.0 million) from 2016 to 2017. Our historical performance may not be indicative of our future financial results. We cannot assure you that we will be able to achieve similar positive results or grow at the same rate as we did in the past, or avoid similar negative results or decline in the future. Growth may slow or remain negative, and net revenues or net income may decline for a number of possible reasons, some of which are beyond our control, including decreasing consumer spending, increasing competition, slowing growth of our overall market, fulfillment bottlenecks, emergence of alternative business models, changes in government policies or general economic conditions. It is difficult to evaluate our prospects, as we may not have sufficient experience in addressing the risks to which companies operating in rapidly evolving markets may be exposed. You should consider our prospects in light of the risks and uncertainties that companies with a limited operating history may encounter.

We have incurred losses and we may continue to experience losses in the future.

While we have achieved positive net income in 2015 and 2016, we incurred net loss of RMB37.0 million (US$5.7 million) in 2017. We cannot assure you that we will be able to generate net profits or positive cash flow from operating activities in the future. Our ability to achieve profitability depends in large part on our ability to increase our gross margin of E-commerce and our operating income from the new businesses. We intend to continue to expand our product portfolio and to offer value-added services with higher margins and optimize the operation of new business, and we may continue to experience losses in the future.

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

Since our inception, we have focused on selling beauty products online. We have expanded the product offerings on our internet platform to include selected categories of baby, children and maternity products, health supplements, light luxury products as well as apparel and other lifestyle products, pre-packaged food (excluding refrigerated food and frozen food). Expansion into new product categories involve new risks and challenges. Our lack of familiarity with these products and lack of relevant customer data relating to these products may make it more difficult for us to keep pace with the evolving customer demands and preferences.

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

In 2017, we worked with approximately 1,903 suppliers and third-party merchants on our internet platform. Although we have adopted measures to verify the authorization of products sold through us and avoid potential infringement of third-party intellectual property rights in the course of sourcing and selling products, we may not be successful in ensuring all products sold on our platform have proper authorization.

We have sold certain branded products that were procured by our suppliers or third-party merchants from overseas and domestic markets that are without or have yet to receive proper authorization and as a result, our relationships with brand owners, particularly the international brand owners that offer beauty products in the China market, may be adversely affected. We have in the past received and may continue to receive claims alleging that some products sold on our internet platform are without authorization from the relevant brand owners and suppliers, or otherwise infringe upon third-party intellectual property rights. Although our suppliers and third-party merchants are responsible for sourcing products to be sold on our internet platform and allegations and claims have not had material adverse impact on our business in the past, we might be required to allocate significant resources and incur material expenses regarding such claims in the future. Irrespective of the validity of such claims, we could incur significant costs and efforts in either defending or settling such claims, which could divert our management's attention from day-to-day operations. If there is a successful claim against us, we might be required to pay substantial damages or refrain from further sale of the relevant products. Regardless of whether we successfully defend against such claims, we could suffer negative publicity and our reputation could be severely damaged. Any of these events could have a material and adverse effect on our business, results of operations or financial condition.

Furthermore, although as an online distributor we are not required to obtain customs clearance or other specific cosmetics-related permits, we are required under the relevant PRC laws to check whether importers have obtained the requisite import related permits or filings and whether the products have passed the quality inspection before they are sold and distributed in the China market. In the past, for products imported from outside of the PRC, we had requested our suppliers and third-party merchants to provide the relevant import permits or filings. To reduce any legal risks that we may be exposed to, we have adopted internal policy and procedures to periodically check import permits or filings as well as import tariff payments of our suppliers and third-party merchants. If any of our suppliers or third-party merchants has evaded import tariffs or fails to obtain clearance from the customs or inspection and quarantine bureaus and sold such imported products to us or on our internet platform, we may be subject to fines, suspension of business, as well as confiscation of products illegally sold and the proceeds from such sales, depending on the nature and gravity of such liabilities. See "Item 4. Information on the Company — B. Business Overview — Regulation — Regulation Relating to Distribution of Cosmetics."

Under our standard form agreements, we require suppliers or third-party merchants to indemnify us for any losses we suffer or any costs that we incur due to any products we source from these suppliers or any products sold by these third-party merchants. However, not all of our agreements with suppliers and third-party merchants have such terms, and for those agreements that have such terms, we may not be able to successfully enforce our contractual rights and may need to initiate costly and lengthy legal proceedings in China to protect our rights. Enforcing our contractual rights under those agreements will incur significant costs and efforts and will divert our management's attention from day-to-day operations. See "—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us."

If counterfeit products are sold on our internet platform, our reputation and financial results could be materially and adversely affected.

Suppliers and third-party merchants on our internet platform are separately responsible for sourcing the products that are sold on our internet platform. Although we have adopted measures to verify the authenticity of products sold on our internet platform and to immediately remove any counterfeit products found on our internet platform, these measures may not always be successful. In July 2014, a major media outlet reported that certain luxury products sold by a third party merchant on a number of major e-commerce platforms in China, including the marketplace on our internet platform, were counterfeits. We immediately took actions to address this issue. Potential sanctions under PRC law if we were to negligently participate or assist in infringement activities associated with counterfeit goods include injunctions to cease infringing activities, rectification, compensation, administrative penalties and even criminal liability, depending on the gravity of such misconduct. Furthermore, counterfeit products may be defective or inferior in quality as compared to authentic products and may pose safety risks to our customers. If our customers are injured by counterfeit products sold on our internet platform, we may be subject to lawsuits, severe administrative penalties and criminal liability. See "—We may be subject to product liability claims if our customers are harmed by the products sold on our internet platform." We believe our brand and reputation are extremely important to our success and our competitive position. The discovery of counterfeit products sold on our internet platform may severally damage our reputation and cause customers to refrain from making future purchases from us, which would materially and adversely affect our business operations and financial results.

If we are unable to provide high quality customer experience, our business and reputation may be materially and adversely affected.

The success of our business largely depends on our ability to provide high quality customer experience, which in turn depends on a variety of factors. These factors include our ability to continue to offer authentic products at competitive prices, source products to respond to customer demands and preferences, maintain the quality of our products and services, provide reliable and user-friendly website interface and mobile applications for our customers to browse and purchase products, and provide timely and reliable delivery and superior after-sales service. If our customers are not satisfied with our products or services, or the prices at which we offer the products, or our internet platform is severely interrupted or otherwise fail to meet our customers' requests, our reputation and customer loyalty could be adversely affected.

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

Since our inception, we have focused on selling beauty products online. We expect that sales of beauty products will continue to be our focus and represent a substantial portion of our total net revenues in the near future. We have increased our offerings to include other product categories, mainly baby, children and maternity products, health supplements, light luxury products, apparel and other lifestyle products, and pre-packaged food. However, our sales of these new products may not increase to a level that would substantially reduce our dependence on online sales of beauty products. We face intense competition from other online retailers of beauty products and from established companies with physical stores that are moving into the online space. Any event that results in a reduction in our sales of beauty products could materially and adversely affect our ability to maintain or increase our current level of net revenue and business prospects.

If we fail to manage and expand our relationships with suppliers and third-party merchants, or otherwise fail to procure products at favorable terms, our business and growth prospects may suffer.

We worked with approximately 2,091, 2,244 and 1,903 suppliers and third-party merchants in 2015, 2016 and 2017, respectively. Our suppliers and third-party merchants include brand owners, brand distributors, resellers and suppliers of our exclusive products. Maintaining strong relationships with these suppliers and third-party merchants is important to the growth of our business.

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

We believe our fulfillment network, currently consisting of strategically located logistics centers in Tianjin, Zhengzhou, Chengdu, Guangzhou, Suzhou and Hong Kong, is essential to our business. We have started and will continue integrating and consolidating our logistics centers to increase the overall capacity of our fulfillment network, accommodate more customer orders and provide better coverage of our target markets. In January 2016, we acquired land use rights for 169,456 square meters of warehouse land in Suzhou, on which we constructed a new self-owned logistics center. We have been using the new logistics center in Suzhou since the third quarter of 2017. Our fulfillment network is complex and challenging to operate. We cannot assure you that we will be able to lease facilities suitable to our needs on commercially acceptable terms or at all. We may not be able to recruit a sufficient number of qualified employees with regards to the expansion of our fulfillment network. In addition, the expansion of our fulfillment infrastructure may strain our managerial, financial, operational and other resources. If we fail to manage such expansion successfully, our growth potential, business and results of operations may be materially and adversely affected.

We depend on numerous third-party delivery service providers to deliver our products, and if they fail to provide reliable delivery services, our business and reputation may be materially and adversely affected.

We used a network of 49 third-party inter-city transportation companies and local third-party delivery service providers companies to deliver parcels to our customers as of December 31, 2017. For customers in remote areas not covered by our delivery network, we use the state-owned China postal services to deliver our products. Interacting with and coordinating the activities of many delivery companies are complicated and any major interruptions to or failures in these third parties' shipping services could prevent the timely or successful delivery of our products. These interruptions may be due to unforeseen events that are beyond our control or the control of these third-party delivery companies, such as inclement weather, natural disasters, transportation interruptions or labor unrest or shortage. If our products are not delivered on time or are delivered in a damaged state, customers may refuse to accept our products and have less confidence in our services. Thus, we may lose customers, and our financial condition and reputation could suffer. In addition, as local delivery service providers tend to be small companies with limited capital resources, they may be more likely to go bankrupt, go out of business or encounter financial difficulties, in which case we may not be able to retrieve our products in their possession, arrange for delivery of those products by an alternative carrier, receive the payments the delivery service providers collect for us, or hold them accountable for the losses they cause us. Although we generally only pay the delivery service providers after they have performed their services, such payment arrangements may not be sufficient to cover the risks to which we are exposed. In addition, if the delivery service providers cease to provide cash deposits to us or significantly reduce the amount of such deposits, our working capital requirements may increase and our operating cash flow may be materially and adversely affected. Delivery of our products could also be affected or interrupted by the merger, acquisition, insolvency or government shut-down of the delivery companies we engage to make deliveries, especially those local companies with relatively small business scales. The occurrence of any of these problems, alone or together, could damage our reputation and materially and adversely affect our business and results of operations.

Any interruption in the operation of our logistics centers for an extended period may have an adverse impact on our business.

The beauty products we sell are stored in our logistics centers. We have logistics centers in each of Tianjin, Zhengzhou, Chengdu, Guangzhou, Suzhou and Hong Kong. All of our logistics centers are leased from third parties except our new logistic center in Suzhou. If any of the landlords terminate the lease agreements with us, or materially alter any existing arrangements with us, we may be forced to leave the premises and may not be adequately compensated for our investments or at all, and our business, results of operations and financial condition may be materially and adversely affected as a result.

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

We have invested and will continue to invest in expanding our logistics center capability and upgrading our technology platform. Furthermore, we have already finished the construction of a self-owned logistics center in Suzhou. We expect to continue to invest in our fulfillment and technology capabilities as our business further develops. We are likely to incur costs associated with these investments earlier than some of the anticipated benefits, and the return on these investments may be lower, or may develop more slowly, than we expect. We may not be able to recover our capital expenditures or investments, in part or in full, or the recovery of these capital expenditures or investments may take longer than expected. As a result, the carrying value of the related assets may be subject to an impairment charge, which could adversely affect our profitability.

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

We sell products manufactured by third parties, some of which may be defectively designed or manufactured, of inferior quality or counterfeit. For example, beauty products in general, regardless of their authenticity or quality, may cause allergic reactions or other illness that may be severe for certain customers. Sales and distributions of products on our internet platform could expose us to product liability claims relating to personal injury and may require product recalls or other actions. Third parties that suffered such injury may bring claims or legal proceedings against us as the retailer of the products or as the marketplace service provider. See "Item 4. Information on the Company — B. Business Overview — Regulation — Regulation Relating to Product Quality and Consumer Protection." Although we would have legal recourse against the manufacturers, suppliers or third-party merchants of such products under PRC law, attempting to enforce our rights against the manufacturers, suppliers or third-party merchants may be expensive, time-consuming and ultimately futile. Defective, inferior or counterfeit products or negative publicity as to personal injury caused by products sold on our platform may adversely affect consumer perceptions of our company or the products we sell, which could harm our reputation and brand image. In addition, we do not currently maintain any product liability insurance in relation to products we sell. Our third-party liability insurance coverage does not include products offered through third-party merchants, and the coverage on merchandise sales products might be insufficient. As a result, any material product liability claim or litigation could have a material and adverse effect on our business, financial condition and results of operations. Even unsuccessful claims could result in the expenditure of funds and managerial efforts in defending them and could have a negative impact on our reputation.

If we are unable to conduct our marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected.

We have incurred expenses on a variety of different marketing and brand promotion efforts designed to enhance our brand recognition and increase sales of our products. Our marketing and promotional activities may not be well received by customers and may not result in the levels of product sales that we anticipate. We incurred RMB655.3 million, RMB427.8 million and RMB401.8 million (US$61.7 million) in marketing expenses in 2015, 2016 and 2017, respectively. Marketing approaches and tools in the consumer products market in China are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and customer preferences, which may not be as cost-effective as our marketing activities in the past and may lead to significantly higher marketing expenses in the future. While our innovative marketing campaigns, including our "I endorse myself" micro-films starring our senior executive officers, have proven to be highly successful, we cannot assure you that we can continue to produce, or benefit from, such unique and effective marketing campaigns in the future. Failure to refine our existing marketing approaches or to introduce new effective marketing approaches in a cost-effective manner could reduce our market share, cause our net revenues to decline and negatively impact our profitability.

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

We generate substantially all of our net revenues from online retailing. While online retailing has existed in China since the 1990s, only recently have certain online retailers become profitable. The curated and flash sales business models were not introduced to China until recently. The long-term viability and prospects of various online retail business models in China, particularly the online curated and flash sales business models, remain relatively untested. Our future results of operations will depend on numerous factors affecting the development of the online curated and flash sales business and, more broadly, the online retail industry in China, many of which are beyond our control. These factors include:

•	the growth of internet, broadband, personal computer and mobile penetration and usage as well as online retailing in China, and the rate of such growth;

•	the trust and confidence level of online shopping consumers in China, as well as changes in customer demographics and consumer tastes and preferences;

•	the selection, price and popularity of products that we and our competitors offer online;

•	the emergence and development of alternative retail channels or business models that better address the needs of consumers; and

•	the development of fulfillment, payment and other ancillary services associated with online purchases.

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

Any deficiencies in China's telecommunication infrastructure could impair our ability to sell products over our internet platform, which could cause us to lose customers and materially and adversely affect our results of operations.

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

We have adopted security policies and measures, including encryption technology, to protect our proprietary data and customer information. However, advances in technology, the expertise of hackers, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the technology that we use to protect confidential information. We may not be able to prevent third parties, especially hackers or other individuals or entities engaging in similar activities, from illegally obtaining such confidential or private information we hold as a result of our customers' visits on our website. Such individuals or entities obtaining our customers' confidential or private information may further engage in various other illegal activities using such information. In addition, we have limited control or influence over the security policies or measures adopted by third-party providers of online payment services through which some of our customers may elect to make payment for purchases at our website. The contracted third-party delivery service providers we use may also violate their confidentiality obligations and disclose or use information about our customers illegally. Although we do not believe that we will be held responsible for any such illegal activities, any negative publicity on our website's safety or privacy protection mechanism and policy could have a material and adverse effect on our public image and reputation. We cannot assure you that similar events will not occur in the future. Any compromise of our information security or contracted third-party delivery service providers' information security measures could have a material and adverse effect on our reputation, business, prospects, financial condition and results of operations.

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

We have adopted shipping policies that do not necessarily pass the full cost of shipping on to our customers. We also have adopted customer-friendly return policies that make it convenient and easy for customers to change their minds after completing purchases. These policies improve customers' shopping experience and promote customer loyalty, which in turn help us acquire and retain customers. However, these policies also subject us to additional costs and expenses, which we may not be able to recoup through increased net revenues. Our ability to handle a large volume of returns is unproven. If our return rates are higher than we expected, or such return policy is misused by a significant number of customers, our costs may increase significantly and our results of operations may be materially and adversely affected. In addition, as we cannot resell returned products that are not in their original packaging or return the products to our suppliers pursuant to our contracts with them. If return rates for such products increase significantly, we may experience an increase in our inventory balance, which may adversely affect our working capital. If we revise these policies to reduce our costs and expenses, our customers may be dissatisfied, which may result in losing existing customers or failing to acquire new customers at a desirable pace, which may materially and adversely affect our results of operations.

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

Our business operations depend on the continued services of our senior management, particularly the executive officers named in this annual report. If our management team cannot work together effectively or efficiently, our business may be severely disrupted. One or more of our executive officers may be unable or unwilling to continue their service to us, and we might not be able to replace them easily or at all. For example, Tony Tao Zhou, our vice president of logistics resigned for personal reasons in 2016, and Yusen Dai resigned for personal reasons in 2017. There can be no assurance that we will not have departures from our management team in the future. Our business, financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain personnel. If any of our executive officers joins a competitor or forms a competing business, we may lose customers, suppliers, know-how and key professionals and staff members. Our executive officers have entered into employment agreements and confidentiality and non-competition agreements with us. However, if any dispute arises between our officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

If we are unable to recruit, train and retain qualified personnel or sufficient workforce while controlling our labor costs, our business may be materially and adversely affected.

We intend to hire additional qualified employees to support our business operations and planned expansion. Our future success depends, to a significant extent, on our ability to recruit, train and retain qualified personnel, particularly technical, fulfillment, marketing and other operational personnel with experience in the online retail industry. Our experienced mid-level managers are instrumental in implementing our business strategies, executing our business plans and supporting our business operations and growth. The effective operation of our managerial and operating systems, logistics centers, customer service center and other back office functions also depends on the hard work and quality performance of our management and employees. Since our industry is characterized by high demand and intense competition for talent and labor, we can provide no assurance that we will be able to attract or retain qualified staff or other highly skilled employees that we will need to achieve our strategic objectives. We have been expanding marketing efforts through live video broadcasting, the success of which depends largely on our pool of popular hosts. Popular hosts may cease to be engaged by us, and we may be unable to attract new talent that can attract users or cause such users to increase the amount of time spent on our platform or the amount of money spent on our merchandize. Our logistics centers also require a significant number of blue-collar workers, and these positions tend to have higher than average turnover. Labor costs in China have increased with China's economic development, particularly in the large cities where we operate our logistics centers. Inflation in China is also putting pressure on wages. In addition, as we are still a young company, our ability to train and integrate new employees into our operations may also be limited and may not meet the demand for our business growth on a timely fashion, or at all. If we are unable to attract, train and retain qualified personnel, our business may be materially and adversely affected.

Increases in labor costs or restrictions in the supply of labor in China may materially and adversely affect our business, financial condition and results of operations.

We currently use workers dispatched by third-party labor service agents to provide customer service, logistics and delivery services. Under such labor arrangement, we may also incur liabilities if we cause any damages to such dispatched workers. According to the Interim Provisions on Labor Dispatch issued in January 2014, which became effective on March 1, 2014, the number of dispatched contract workers hired by an employer shall not exceed 10% of the total number of its work force. We were required to formulate a plan to reduce the number of our dispatched contract workers to below the statutory limits prior to March 1, 2016. By April 1, 2016, we had reduced the number of our dispatched contract workers to below 4% of our total number of work force, and we have kept the number of our dispatched contract workers lower than 10% of our total number of workforce since then. Although we are allowed to continue to engage the dispatched workers pursuant to our existing agreements with labor service agents entered into before December 28, 2012, we will need to replace them with full-time employees after the expiration of these contracts. We expect this may result in an increase in our labor cost. If we are found to be in violation of the new rules regulating contract workers, we may be ordered by the labor authority to rectify the noncompliance by entering into written employment contracts with our contract workers. We may also be subject to a penalty ranging from RMB5,000 to RMB10,000 per dispatched worker if it is determined that we had failed to rectify within the time period specified by the labor authority. See "Item 4. Information on the Company — B. Business Overview — Regulation — Regulation on Employment."

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

Furthermore, pursuant to the new PRC labor contract law that became effective in 2008, as amended in 2012, employers in China are subject to stricter requirements when signing labor contracts, paying remuneration, determining the term of employees' probation and unilaterally terminating labor contracts. The labor contract law and related regulations impose greater liabilities on employers and may significantly increase the costs of workforce reductions. If we decide to significantly change or reduce our workforces, the labor contract law could adversely affect our ability to make such changes in a timely, favorable and effective manner. Any of these events may adversely affect our business, financial condition and results of operations.

Future strategic alliances, investments, acquisitions or expansion into new businesses may have a material and adverse effect on our business, reputation and results of operations.

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

In addition, we have made investments in complementary business and expanded into new businesses in the past and if we are presented with appropriate opportunities, we may continue to acquire additional assets, technologies or businesses that are complementary to our existing business. For instance, in 2017, we acquired 82.07% equity interest of Shenzhen Jiedian Technology Co., Ltd, or Jiedian, one of the leading players in the portable power bank sharing business. Our strategic investment in Jiedian allows us to further expand our eco-system to the forefront of mobile internet business and broaden our services to offline. We also invested in a Television drama series in 2017. Expansion into diverse new areas involves new risks and challenges. Our lack of familiarity with these new areas and lack of relevant customer data relating to these new areas may make it more difficult for us to anticipate customer demand and preferences. In addition, Furthermore, we may not have much negotiating power in new areas of business and we may not be able to reach favorable terms with our business partners. We may need to price aggressively to gain market share or remain competitive in new areas of business. It may be difficult for us to achieve profitability in the new areas and our profit margin, if any, may be lower than we anticipate, which would adversely affect our overall profitability and results of operations. We cannot assure you that we will be able to recoup our investments in new businesses. In addition, past and future acquisitions and the subsequent integration of new assets and businesses into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. The costs of identifying and consummating acquisitions may be significant. We may also incur significant expenses in obtaining approvals from shareholders and relevant government authorities in China and elsewhere in the world. Acquired assets or businesses may not generate the financial results we expect. In addition, acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations. Any such negative developments could have a material adverse effect on our business, financial condition and results of operations.

Any lack of requisite approvals, licenses or permits applicable to our business or failure to comply with PRC laws and regulations may have a material and adverse impact on our business, financial condition and results of operations.

Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including the MOFCOM, the Ministry of Industry and Information Technology, or MIIT, the State Administration of Radio and Television, or the SART, the Ministry of Culture and Tourism and State Administration for Market Regulation, including the State Drug Administration under its supervision. Together, these government authorities promulgate and enforce regulations that cover many aspects of the operation of online retailing and distribution of food and nutritional supplements, including entry into these industries, the scope of permissible business activities, licenses and permits for various business activities, and foreign investment. We are required to hold a number of licenses and permits in connection with our business operation, including the ICP license, food distribution permit or food business operation permit (as applicable), hygiene permit for nutritional supplements, as well as approvals for the establishment of foreign-invested enterprises engaging in the sale of goods over the internet. We have in the past held and currently hold all licenses and permits described above. See "Item 4. Information on the Company — B. Business Overview — Regulation — Regulations Relating to Foreign Investment" and "Item 4. Information on the Company — B. Business Overview — Regulation — Licenses and Permits."

We have recently engaged in live video broadcasting business to expand our marketing efforts. Pursuant to relevant PRC laws, we are obligated to obtain Online Culture Business Permit and we may be further required to obtain Video and Audio Program Internet Dissemination License before providing live video broadcasting services. If we provide such services without required permit or license, we may be subject to rectification orders, fines, suspension of business, as well as confiscation of service equipment or proceeds under PRC laws. We provide live video broadcasting service through Chengdu Li'ao Culture Communication Co., Ltd., or Chengdu Li'ao, has obtained the required Online Culture Business Permit, but is still applying for the Video and Audio Program Internet Dissemination License as of the date of this annual report. "Item 4. Information on the Company — B. Business Overview — Regulation — Regulations Relating to Foreign Investment" and "Item 4. Information on the Company — B. Business Overview — Regulation — Licenses and Permits."

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

As of December 31, 2017, we had 89 leased properties for our offices, logistics centers, dormitories, customer service center and physical stores. The lessors of all these leased properties have been able to provide proper ownership certificates for the properties we lease or prove their rights to sublease the properties to us or hold legal certificates to legally lease properties to us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant government authorities, our leases could be invalidated. We may have to renegotiate the leases with the owners or the parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. In addition, our leasehold interests in leased properties have not been registered with relevant PRC government authorities as required by PRC law, which may expose us to potential fines ranging from RMB1,000 to RMB10,000 per unit leasehold.

As of the date of this annual report, we are not aware of any claims or actions being contemplated or initiated by government authorities, property owners or any other third parties with respect to our leasehold interests in or use of such properties. However, we cannot assure you that our use of such leased properties will not be challenged. In the event that our use of properties is successfully challenged, we may be subject to fines and forced to relocate the affected operations. In addition, we may become involved in disputes with the property owners or third parties who otherwise have rights to or interests in our leased properties. We can provide no assurance that we will be able to find suitable replacement sites on terms acceptable to us on a timely basis, or at all, or that we will not be subject to material liability resulting from third parties' challenges on our use of such properties. As a result, our business, financial condition and results of operations may be materially and adversely affected.

Failure to renew our current leases or locate desirable alternatives for our facilities could materially and adversely affect our business.

As of December 31, 2017, we leased an aggregate of approximately 103 thousand square meters of properties for our offices, logistics centers, dormitories, customer service center and physical stores. We may not be able to successfully extend or renew such leases upon expiration of the current term on commercially reasonable terms or at all, and may therefore be forced to relocate our affected operations. This could disrupt our operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations. In addition, we compete with other businesses for premises at certain locations or of desirable sizes. As a result, even though we could extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties. In addition, we may not be able to locate desirable alternative sites for our facilities as our business continues to grow and such failure in relocating our affected operations could affect our business and operations.

We have granted, and may continue to grant, options, restricted shares and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses.

We adopted a share incentive plan in 2011, or the 2011 plan, and a share incentive plan in 2014, or the 2014 plan, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Under the 2011 plan, we are authorized to grant options or share purchase rights to purchase up to 10,401,229 ordinary shares. As of March 31, 2018, options to purchase 908,989 ordinary shares are issued and outstanding under the 2011 plan. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our consolidated statement of income in accordance with U.S. GAAP. Under the 2014 plan, we are authorized to grant options, restricted shares and restricted share units. The maximum aggregate number of shares which may be issued initially pursuant to all awards under the 2014 plan is 6,300,000 Class A ordinary shares. The number of shares reserved for future issuances under the 2014 plan will be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, or such lesser number of Class A ordinary shares as determined by our board of directors, on the first day of each calendar year during the term of the 2014 plan beginning in 2015. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 plan is 10,794,484 Class A ordinary shares as of March 31, 2018. As of March 31, 2018, 704,460 restricted share units are granted and outstanding under the 2014 plan. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, copyrights, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. As of December 31, 2017, we owned 432 registered trademarks, copyrights to 69 software programs developed by us relating to various aspects of our operations, and 64 registered domain names, including jumei.com and jumeiglobal.com. See "Item 4. Information on the Company — B. Business Overview — Regulation on Intellectual Property Rights." Although we are not aware of any copycat websites that attempt to cause confusion or diversion of traffic from us at the moment, we may become an attractive target to such attacks in the future because of our brand recognition in the online retail industry in China. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

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

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We have been in the past, and may be from time to time in the future, subject to legal proceedings and claims relating to the intellectual property rights of others. Some of our trademarks applications have been challenged by third parties and we may not be able to successfully register such trademarks. In addition, there may be other third-party intellectual property that is infringed by our products, services or other aspects of our business. There could also be existing patents or other intellectual property rights of which we are not aware that our products may inadvertently infringe. We cannot assure you that holders of the relevant intellectual property rights purportedly relating to some aspect of our technology platform or business, if any such holders exist, would not seek to enforce such intellectual property rights against us in China, the United States or any other jurisdictions. In addition, we strive to closely monitor the products offered on our internet platform, and also require suppliers and third-party merchants to indemnify us for any losses we suffer or any costs that we incur in relation to the products we source from such suppliers or the products offered by such third-party merchants on our internet platform. However, we cannot be certain that these measures would be effective in completely preventing the infringement of trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. Further, the application and interpretation of China's intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management's time and other resources from our business and operations to defend against these third-party infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question.

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

We are subject to the reporting obligations under U.S. securities laws. Section 404 of the Sarbanes-Oxley Act of 2002 and related rules require public companies to include a report of management on their internal control over financial reporting in their annual reports. This report must contain an assessment by management of the effectiveness of a public company's internal control over financial reporting. In addition, an independent registered public accounting firm for a public company must attest to and report on management's assessment of the effectiveness of the company's internal control over financial reporting.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2017 using criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2017. In addition, our independent registered public accounting firm attested the effectiveness of our internal control and reported that our internal control over financial reporting was effective as of December 31, 2017.

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

The global macroeconomic environment is facing challenges, including the escalation of the European sovereign debt crisis since 2011, the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone in 2014 and uncertainties over the impact of Brexit. The growth rate of the Chinese economy has slowed down since 2012 compared to the previous decade and such slowdown may continue. . There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world's leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Africa, Ukraine and Syria. There have also been concerns about the tensions in the relationship among China and other countries, including surrounding Asian countries, which may potentially have various economic effects, such as foreign investors closing down their business or withdrawing their investment in China and thus existing the China market. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

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

Foreign ownership of internet-based businesses, including online retail businesses and distribution of online information, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except for the e-commerce business) and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Guidance Catalog of Industries for Foreign Investment promulgated in 2007, as amended in 2015, or the Catalog and other applicable laws and regulations. As provided for under the amendment to the Guidance Catalog of Industries for Foreign Investment in 2015, which became effective in April 2015, "e-commerce business" is an exception to the above restriction on foreign investment. However, the above amended Catalog does not define the "e-commerce business," and its interpretation and enforcement involve significant uncertainties, therefore, we cannot assure you that whether our online retail business and distribution of online information falls into the "e-commerce business" and thus, whether we are permitted to conduct our value-added telecommunication services in the PRC through our subsidiaries in which foreign investors own more than 50% of equity interests.

We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. Accordingly, as of the date of this annual report, none of our PRC subsidiaries is eligible to provide value-added telecommunication services in China. To comply with PRC laws and regulations, we conduct such business activities through Reemake Media Co., Ltd., or Reemake Media, a PRC VIE of ours. Reemake Media holds our ICP license as an internet information provider. Reemake Media is 90.04% owned by Mr. Leo Ou Chen, our founder, chairman and chief executive officer, 8.85% owned by Mr. Yusen Dai, and 1.11% owned by Mr. Hui Liu, a former employee of our company. All of the shareholders of Reemake Media are PRC citizens. We entered into a series of contractual arrangements with each of our VIEs and their respective shareholders, which enable us to:

•	exercise effective control over our VIEs;

•	receive substantially all of the economic benefits of our VIEs; and

•	have an exclusive option to purchase all or part of the equity interests and assets in our VIEs when and to the extent permitted by PRC law.

Because of these contractual arrangements, we are the primary beneficiary of our VIEs and hence consolidate their financial results as our VIEs under U.S. GAAP. For a detailed discussion of these contractual arrangements, see "Item 4. Information on the Company — C. Organizational Structure."

In the opinion of Fangda Partners, our PRC legal counsel, (i) the ownership structure of our wholly-owned subsidiaries and VIEs in China does not result in any violation of PRC laws and regulations currently in effect; and (ii) the contractual arrangements between our subsidiaries and VIEs and their respective shareholders governed by PRC law will not result in any violation of PRC laws or regulations currently in effect. However, we have been advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules; accordingly, the PRC regulatory authorities may take a view that is contrary to or otherwise different from the opinion of our PRC legal counsel. For example, the Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015, pursuant to which, VIEs that are controlled via contractual arrangements would also be deemed as foreign invested enterprises, or FIEs, if they are ultimately "controlled" by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is in the "restriction category" on the "negative list" which is to be separately issued by the State Council in the future, the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC state-owned enterprises or agencies, or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the VIEs will be treated as FIEs and any operation in the industry category on the "negative list" without market entry clearance may be considered as illegal. Through our dual-class share structure, Mr. Leo Ou Chen, our founder and principal beneficial owner of our company, who is PRC citizen, possesses and controls 83.7% of the voting power of our company as of March 31, 2018. However, if the enacted version of the Foreign Investment Law and the final "negative list" mandate further actions, such as market entry clearance granted by the Ministry of Commerce, to be completed by companies with existing VIE structure like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. See "—Risks Related to Doing Business in China—Substantial uncertainties exist with respect to the enactment timetable, the final version, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations." If our ownership structure, contractual arrangements and businesses of our PRC subsidiaries or our VIEs are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain the foresaid market entry clearance, or our PRC subsidiaries or our VIEs fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

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

We have relied and expect to continue to rely on contractual arrangements with our VIEs and their respective shareholders to hold our ICP license as an internet information provider. For a description of these contractual arrangements, see "Item 4. Information on the Company — C. Organizational Structure." These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. For example, our VIEs and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations, including maintaining our website and using the domain names and trademarks, in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of our VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our VIEs and their respective shareholders of their obligations under the contracts to exercise control over our VIEs. The shareholders of our consolidated VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with our VIEs. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See "—Any failure by our VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business." Therefore, our contractual arrangements with our VIEs may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

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

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIEs, and our ability to conduct our business may be negatively affected. See "—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us."

The shareholders of our VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Mr. Leo Ou Chen, Mr. Yusen Dai and Mr. Hui Liu are the shareholders of Reemake Media, owning 90.04%, 8.85% and 1.11% equity interest, respectively, in Reemake Media. See "Item 6. Directors, Senior Management and Employees — E. Share Ownership." The shareholders of our VIEs may have potential conflicts of interest with us. These shareholders may breach, or cause our VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIEs, which would have a material and adverse effect on our ability to effectively control our VIEs and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with our VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between the respective shareholders of our VIEs and our company. Mr. Leo Ou Chen is also a director and executive officer of our company. We rely on Mr. Chen to abide by the laws of the Cayman Islands and China, which provide that directors owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. There is currently no specific and clear guidance under PRC laws that address any conflict between PRC laws and laws of Cayman Islands in respect of any conflict relating to corporate governance. If we cannot resolve any conflict of interest or dispute between us and the shareholders of our VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between our wholly-owned subsidiaries in China, our VIEs in China, and their respective shareholders were not entered into on an arm's length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust our VIEs income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIEs for PRC tax purposes, which could in turn increase their tax liabilities without reducing our subsidiaries' tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIEs' tax liabilities increase or if they are required to pay late payment fees and other penalties.

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

Risks Related to Doing Business in China

Changes in China's economic, political or social conditions or government policies could have a material and adverse effect on our business and operations.

Substantially all of our operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China's economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

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

The Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The MOFCOM completed the solicitation of comments on this draft in February 2015, and subsequently produced a draft for further review in November 2017, which will be submitted to the National People’s Congress for review in 2018. However, there are still substantial uncertainties with respect to its enactment timetable, the final version, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of "actual control" in determining whether a company is considered a foreign-invested enterprise, or an FIE. The draft Foreign Investment Law specifically provides that entities established in China but "controlled" by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the Ministry of Commerce or its local counterparts, treated as a PRC domestic investor provided that the entity is "controlled" by PRC entities and/or citizens. In this connection, "control" is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% of more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders' meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity's operations, financial matters or other key aspects of business operations. Once an entity is determined to be an FIE, it will be subject to the foreign investment restrictions or prohibitions, if the FIE is engaged in the industry listed in the "negative list" which will be separately issued by the State Council later. Unless the underlying business of the FIE falls within the negative list, which calls for market entry clearance by the Ministry of Commerce or its local counterparts, prior approval from the government authorities as mandated by the existing foreign investment legal regime would no longer be required for establishment of the FIE.

The "variable interest entity" structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See "—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to our VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations" and "Item 4. Information on the Company — C. Organizational Structure." Under the draft Foreign Investment Law, VIEs that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately "controlled" by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is in the "restriction category" on the "negative list," the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC State-owned enterprises or agencies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the VIEs will be treated as FIEs and any operation in the industry category on the "negative list" without market entry clearance may be considered as illegal.

Through our dual-class share structure, Mr. Leo Ou Chen, our founder and principal beneficial owner, who is a PRC citizen, possesses and controls 83.7% of the voting power of our Company as of March 31, 2018. However, in the draft Foreign Investment Law, the Ministry of Commerce has not taken a position on what actions shall be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties. Moreover, it is uncertain whether the value-added telecommunication service industry, in which our VIEs operate, will be subject to the foreign investment restrictions or prohibitions set forth in the "negative list" to be issued. If the enacted version of the Foreign Investment Law and the final "negative list" mandate further actions, such as market entry clearance granted by the Ministry of Commerce, to be completed by companies with existing VIE structure like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

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

We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require our subsidiaries to adjust their taxable income under the contractual arrangements they currently has in place with our VIEs in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us. See "—Risks Related to Our Corporate Structure—Contractual arrangements in relation to our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment."

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

Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also "—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders."

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

We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be approved by the Ministry of Commerce or its local counterpart according to the PRC laws and regulations currently in effect. In addition, SAFE issued a circular in September 2008, SAFE Circular No. 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular No. 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and unless otherwise provided by law, may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE's approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of SAFE Circular No. 142 could result in severe monetary or other penalties. To satisfy and facilitate the business and capital operations of foreign invested enterprises in the PRC. On July 15, 2014, SAFE issued a SAFE Circular 36 which launched the pilot reform of administration regarding conversion of foreign currency registered capitals of foreign-invested enterprises in 16 pilot areas. According to the SAFE Circular 36, an ordinary foreign-invested enterprise with a business scope containing "investment" in the pilot areas is permitted to use Renminbi converted from its foreign-currency registered capital to make equity investments in the PRC, subject to certain registration and settlement procedure as set forth in the SAFE Circular 36. On April 8, 2015, SAFE released the Notice on the Reform of the Management Method for the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19, which has come into force and supersede SAFE Circular No. 142 and SAFE Circular 36 from June 1, 2015. SAFE Circular 19 has made certain adjustments to some regulatory requirements on the settlement of foreign currency capital of foreign-invested enterprises, and some foreign exchange restrictions under SAFE Circular No. 142 has been lifted. For example, the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise can be used for equity investments in the PRC but cannot be used to provide entrusted loans or repay loans between non-financial enterprises. Nevertheless, Circular 19 also reiterates the principle that Renminbi converted from foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective June 19, 2016. Compared to SAFE Circular 19, SAFE Circular 16 provides that discretionary foreign exchange settlement apply to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding Renminbi obtained from foreign exchange settlement may be used to extend loans to related parties or repaying the inter-company loans (including advances by third parties). However, since SAFE Circular 16 came into effect recently, there exist substantial uncertainties with respect to its interpretation and implementation in practice.

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

Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to have our Cayman Islands holding company or other offshore entities to use the proceeds from our offshore offerings to extend loans to our VIEs, the PRC domestic companies. Meanwhile, we are not likely to finance the activities of our VIEs by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in value-added telecommunications services. In addition, due to the restrictions on a foreign-invested enterprise's use of Renminbi converted from foreign-currency registered capital under PRC regulations, as described under the foregoing risk factor, our PRC subsidiaries may be unable to use the Renminbi converted from their registered capital to provide entrusted loans through financial institutions to our VIEs. Additionally, our PRC subsidiaries are not prohibited under PRC laws and regulations from using their capital generated from their operating activities to provide entrusted loans through financial institutions to our VIEs. We will assess the working capital requirements of our VIEs on an ongoing basis and, if needed, may have our PRC subsidiaries to use their capital from operating activities to provide financial support to our VIEs.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China's political and economic conditions and foreign exchange policies. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably, including depreciation in 2016. Since October 1, 2016, the RMB has joined the International Monetary Fund (IMF)'s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows from China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in August 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the anti-monopoly regulating authority shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the Ministry of Commerce that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise "national defense and security" concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise "national security" concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the relevant government authorities may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries' ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

On July 4, 2014, the SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents' Overseas Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular No. 37, which replaced the former Circular on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Round Trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Vehicles (generally known as SAFE Circular No. 75) promulgated by the SAFE on October 21, 2005.

SAFE Circular No. 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents' legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular No. 37 as a "special purpose vehicle." SAFE Circular No. 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to complete the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. On February 28, 2015, SAFE released the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment, or SAFE Circular 13, which came into effect on June 1, 2015. According to this notice, local banks will examine and handle foreign exchange registrations for overseas direct investment, including the initial foreign exchange registrations and amendment registrations, under SAFE Circular No.37. See "Item 4. Information on the Company — B. Business Overview — Regulation — SAFE Regulations on Offshore Special Purpose Companies Held by PRC Residents" for more information about SAFE Circular No. 37.

We have requested PRC residents who we know hold direct or indirect interest in our company to make the necessary applications, filings and amendments as required under SAFE Circular No. 37 and other related rules. To our knowledge, all of our shareholders who are PRC citizens and hold interest in us, have registered with the local SAFE branch as required under SAFE Circular No. 37. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurance that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements under SAFE Circular No. 37 or other related rules. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth in these regulations may subject us to fines and legal sanctions, restrict our cross-border investment activities, limit our PRC subsidiaries' ability to distribute dividends and the proceeds from any reduction in capital, share transfer or liquidation to us, and we may also be prohibited from injecting additional capital into our PRC subsidiaries. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC law for circumventing applicable foreign exchange restrictions. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, replacing earlier rules promulgated in March 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options are subject to these regulations. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries' ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See "Item 4. Information on the Company — B. Business Overview — Regulation — SAFE Regulations on Employee Stock Incentive Plan." We have made SAFE registrations for employee stock incentive plans.

Discontinuation of any of the preferential tax treatments and government subsidies or imposition of any additional taxes and surcharges could adversely affect our financial condition and results of operations.

The PRC Enterprise Income Tax Law and its implementation rules have adopted a uniform statutory enterprise income tax rate of 25% to all enterprises in China. The PRC Enterprise Income Tax Law and its implementation rules also permit qualified "high and new technology enterprises," or HNTEs, to enjoy a preferential enterprise income tax rate of 15% upon filing with relevant tax authorities. The qualification as a HNTE generally has a valid term of three years and the renewal of such qualification is subject to review by the relevant authorities in China. Reemake Media, our consolidated VIE, obtained its HNTE certificate in September 2015 with a valid period of three years, and we plan to renew such certificate in September 2018. Tianjin Cyril Information Technology Co., Ltd., or Tianjin Cyril, one of our PRC subsidiaries, has renewed its HNTE certificate in October 2017, with a valid period of three years. The discontinuation of the preferential income tax treatments currently available to Reemake Media and Tianjin Cyril could have a material and adverse effect on our result of operations and financial condition. We cannot assure you that we will be able to maintain or lower our current effective tax rate in the future.

According to the Notice on the Enterprise Income Tax regarding Deepening Implementation of Grand Development of the Western Region issued by the State Administration of Taxation, enterprises located in the western region of the PRC with principal net revenues of over 70% generated from encouraged category of western region are entitled to a preferential income tax rate of 15% for ten years from January 1, 2011 to December 31, 2020. Chengdu Jumeiyoupin Science and Technology Co., Ltd., or Chengdu Jumei, a subsidiary of our company located within the western region of the PRC and meets the criteria as set forth in the notice, is entitled to the preferential income tax rate of 15% starting from 2013 upon filing with the relevant tax authority. If Chengdu Jumei fails to continue to meet the criteria set forth in the notice, its applicable enterprise income tax rate may increase to 25%, which could have an adverse effect on our financial condition and results of operations

In addition, our PRC subsidiaries have received various financial subsidies from PRC local government authorities. The financial subsidies are discretionary incentives and policies adopted by PRC local government authorities. Local governments may decide to change or discontinue such financial subsidies at any time. The discontinuation of such financial subsidies or imposition of any additional taxes could adversely affect our financial condition and results of operations.

The change of PRC regulation of import tax on consumer goods imported through cross-border e-commerce platforms could adversely affect our financial condition and results of operations.

Pursuant to the Notice on Pilot Bonded Area Import Pattern of Cross-Border Trade E-Commerce Services, which was issued by the PRC General Administration of Customs on March 4, 2014, consumer goods imported through cross-border e-commerce platforms shall be classified as "personal baggage or postal articles". A personal baggage or postal articles tax was levied before the online retailors could deliver goods to buyers, and the personal baggage or postal articles tax shall be exempted if the payable amount is lower than RMB50. The rate of personal baggage or postal articles tax was respectively 10%, 20%, 30% and 50% for different categories of products imported. Specifically, a 50% rate was applied to cosmetics and a 10% rate was applied to maternity and baby care products. Pursuant to the Notice on Tax Policies of Cross-Border E-Commerce Retail Importation issued by PRC Ministry of Finance, General Administration of Customs and State Administration of Taxation on March 24, 2016, which came into effect on April 8, 2016, the pilot bonded area import pattern of cross-border e-commerce was abolished. Under the new pattern, the goods imported through cross-border e-commerce platforms will no longer be treated as "personal baggage or postal articles" but normal goods, so the value-added tax and the consumption tax on those goods will be levied as on normal imported goods but on a 70% basis, and the tariff on those goods will be exempted. Normally, a 17% value-added tax will be levied on most products sold on our platform and a 15% consumption tax will be levied on high-end cosmetics without tax preference under the new pattern, while no consumption tax will be levied on ordinary cosmetics products.

Furthermore, the new pattern only applies to goods listed within the scope of the Cross-Border E-Commerce Retail Importation Goods Inventory, or the Inventory, and thus goods beyond the scope of this Inventory will not have a tax code and may be prohibited from selling on the cross-border e-commerce platforms. Ministry of Finance, National Development and Reform Commission, Ministry of Industry and Information Technology, State Administration of Taxation, General Administration of Customs and other relevant authorities have jointed issued the Cross-Border E-Commerce Retail Importation Goods Inventory and the Cross-Border E-Commerce Retail Importation Goods Inventory (Second Batch) separately on April 6, 2016 and April 15, 2016. The Inventory may be updated from time to time. Specifically, cosmetics imported for the first time, nutrition supplements and other special food products required to be registered with the State Drug Administration are excluded from the scope of the Inventory. We are prohibited from selling the cosmetics imported for the first time on our platform and we are also prohibited from selling nutrition supplements and other special food products before required registration certificates for these products have been legitimately obtained. However, pursuant to a transition policy issued by the General Administration of Customs, the goods which have been imported to or in transit to the bonded areas and special regulated areas of customs before April 8, 2016, can still be sold on the cross-border e-commerce platforms, even if these goods are not listed on the Inventory.

Besides, pursuant to the Notice of Relevant Matters on Implementation of New Cross-Border E-Commerce Retail Importation Supervision and Administration Requirements, or the New Cross-Border E-Commerce Tax Implementation Notice, issued by the General Administration of Customs on May 24, 2016, the implementation of certain provisions of the Notice on Tax Policies of Cross-Border E-Commerce Retail Importation will be suspended until the expiration of a transition period, which, according to an announcement by a  spokesman of MOFCOM in November 2016 and confirmed by an official MOFCOM news release issued on March 17, 2017, or the MOFCOM News Release, will be over by the end of 2017. According to the New Cross-Border E-Commerce Tax Implementation Notice, the requirement of presenting customs clearance for bonded goods purchased online is suspended in ten cities, and the requirement of presenting first-time import license, registration or filing for online purchased cosmetics imported for the first time, nutrition supplements and other special food products, is suspended until the end of transition period. Further, according to the MOFCOM News Release, from January 1, 2018 the retail goods imported on cross-border e-commerce platforms will be temporarily treated as personal items which are not subject to stricter regulation and higher tax rates applicable to general imported goods in 15 cross-border e-commerce trial areas. On September 20, 2017, the State Council extended the transition period of cross-border e-commerce retail importation regulation policy by a year to the end of 2018, by which time the import goods from cross-border e-commerce retail will be temporarily regulated as personal items. See "Item 4. Information on the Company — B. Business Overview — Regulation —Regulations on Tax-Import Tax" for more information about the pattern change. Substantial uncertainties exist with respect to regulation pattern change regarding the import tax on consumer goods imported through cross-border e-commerce platforms, which may substantially increase import tax imposed on buyers and thus raise the price of goods sold on our online platform and impair our competitive advantage and could adversely affect our financial condition and results of operations.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with "de facto management body" within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term "de facto management body" as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the State Administration of Taxation's general position on how the "de facto management body" text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its "de facto management body" in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise's financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise's primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe Jumei International Holding Limited is not a PRC resident enterprise for PRC tax purposes. See "Item 10. Additional Information — E. Taxation — People's Republic of China Taxation." However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body." If the PRC tax authorities determine that Jumei International Holding Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of Jumei International Holding Limited would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Jumei International Holding Limited is treated as a PRC resident enterprise.

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through Jumei Hongkong Limited.

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC "resident enterprise" to a foreign enterprise investor, unless any such foreign investor's jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, and a Circular 81 issued by the State Administration of Taxation, such withholding tax rate may be lowered to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise throughout the 12 months prior to distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement and other applicable PRC laws. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), which became effective in October 2009, require that non-resident enterprises must obtain approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See "Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Tax." The relevant PRC tax authority will conduct a comprehensive analysis and determine whether to grant approval on a case-by-case basis. We cannot assure you that we will be able to obtain the approval from the relevant PRC tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to Jumei Hongkong Limited.

We may face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies

On February 3, 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, which replaced previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfer by Non-PRC Resident Enterprises, or Circular 698, issued by the State Administration of Taxation, on December 10, 2009. Pursuant to Bulletin 7, an "indirect transfer" of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and is established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, "PRC taxable assets" include assets attributed to an establishment in China, immoveable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a "reasonable commercial purpose" of the transaction arrangement, features to be taken into consideration include the followings: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if their income mainly derive from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares are acquired from a transaction through a public stock exchange.

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

Registered public accounting firms in China, including our independent registered public accounting firm, are not fully inspected by the U.S. Public Company Accounting Oversight Board, which deprives us and our investors of the benefits of such inspection.

Auditors of companies whose shares are registered with the U.S. Securities and Exchange Commission, or the SEC, and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards applicable to auditors. Our independent registered public accounting firm is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB, notwithstanding the requirements of U.S. law, is currently unable to conduct full inspections without the approval of the Chinese authorities. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit full inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our common stock are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct full inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm's audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

If additional remedial measures are imposed on the Big Four PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms' failure to meet specific criteria set by the SEC, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

In December 2012, the SEC instituted administrative proceedings against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC's rules and regulations thereunder by failing to provide to the SEC the firms' audit work papers with respect to certain PRC-based companies that are publicly traded in the United States. On January 22, 2014, the administrative law judge presiding over the matter rendered an initial decision that each of the firms had violated the SEC's rules of practice by failing to produce audit workpapers to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months. The Big Four PRC-based accounting firms appealed the administrative law judge's initial decision to the SEC. The administrative law judge's decision does not take effect unless and until it is endorsed by the SEC. On February 6, 2015, the four China-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms' audit documents via the CSRC in response to future document requests by the SEC made through the CSRC. If the Big Four PRC-based accounting firms, including our independent registered public accounting firm, fail to comply with the documentation production procedures that are in the settlement agreement or if there is a failure of the process between the SEC and CSRC, the SEC retains authority to impose a variety of additional remedial measures on the firms, such as imposing penalties on the firms and restarting the proceedings against the firms, depending on the nature of the failure. If the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to the delisting of our ADSs from the NYSE or the termination of the registration of our ordinary shares under the Exchange Act, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to Our American Depositary Shares

The market price for our ADSs has fluctuated significantly and may continue to be volatile.

The trading prices of our ADSs have fluctuated significantly since we first listed our ADSs. Since our ADSs became listed on the NYSE on May 16, 2014, the trading price of our ADSs has ranged from US$2.00 to US$5.01 per ADS in 2017. The trading prices of our ADSs may continue to fluctuate widely and be volatile due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies' securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011, which may have a material and adverse effect on the market price of our ADSs.

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

Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or additional paid-in capital, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares. As of March 31, 2018, Mr. Leo Ou Chen held 50,892,198 Class B ordinary shares, representing approximately 83.7% of the aggregate voting power of our company.

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

As of March 31, 2018, Mr. Leo Ou Chen owns of 33.9% of our outstanding ordinary shares on an as-converted basis, representing 83.7% of the total voting power of our outstanding ordinary shares. As a result, he has substantial influence over our business, including significant corporate actions such as mergers, consolidations, sales of all or substantially all of our assets and election of directors.

He may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. These actions may be taken even if he is opposed by our other shareholders. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors' perception that conflicts of interest may exist or arise. For more information regarding our principal shareholders and their affiliated entities, see "Item 6. Directors, Senior Management and Employees — E. Share Ownership."

In addition, we are a "controlled company" as defined under NYSE Listed Company Manual because Mr. Leo Ou Chen beneficially owns a majority of the aggregate voting power of our company. For so long as we remain a controlled company, we are permitted to elect to rely on certain exemptions from corporate governance rules:

•	an exemption from the rule that a majority of our board of directors must be independent directors;

•	the requirement that the compensation committee be composed entirely of independent directors and have a written charter addressing the committee's purpose and responsibilities;

•	the requirement that the nominating committee be composed entirely of independent directors and have a written charter addressing the committee's purpose and responsibilities; and

•	the requirement of an annual performance evaluation of the nominating and corporate governance and compensation committees.

As a result, our independent directors may not have as much influence over our corporate governance as they would if we were not a controlled company.

You, as holders of ADSs, may have fewer rights than holders of our ordinary shares and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which are carried by the underlying Class A ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the Class A ordinary shares underlying your ADSs in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our second amended and restated memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders to convene a general meeting is ten calendar days. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to permit you to withdraw the Class A ordinary shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to cast your vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. Furthermore, under our second amended and restated memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the Class A ordinary shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the Class A ordinary shares underlying your ADSs are voted and you may have no legal remedy if the Class A ordinary shares underlying your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders' meeting.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our second amended and restated memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

We will be a "passive foreign investment company" ("PFIC") if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of "passive" income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. Because we currently hold, and expect to continue to hold, a substantial amount of cash, cash equivalents, investments that produce passive income, and other passive assets, and because the fair market value of our assets is determined in part by reference to the market price of our ADSs and Class A ordinary shares, we believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2017, and unless the market price of our ADSs and Class A ordinary shares substantially increases or the proportion of our assets producing passive income substantially decreases, we will very likely be a PFIC for our current taxable year ending December 31, 2018. Because of the uncertainties in the application of the relevant rules and because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current or any future taxable year.

If we are classified as a PFIC, a U.S. Holder (as defined in "Item 10. Additional Information — E. Taxation — United States Federal Income Tax Considerations—General") may incur significantly increased United States federal income tax on gain recognized on the sale or other disposition of the ADSs or Class A ordinary shares and on the receipt of distributions on the ADSs or Class A ordinary shares to the extent such gain or distribution is treated as an "excess distribution" under the United States federal income tax rules. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or Class A ordinary shares. You are urged to consult your tax advisor concerning the United States federal income tax consequences of holding and disposing of ADSs or Class A ordinary shares. For more information see "Item 10. Additional Information—E. Taxation— United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations" and "—Passive Foreign Investment Company Rules."

We incurred increased costs as a result of being a public company, and we cannot predict or estimate the amount of additional future costs we may incur or the timing of such costs.

We are a public company and have incurred significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and NYSE, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. As we generated more than US$1.0 billion in net revenues for our fiscal year ended December 31, 2015, we ceased to be an "emerging growth company" and incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. We cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, we have been named as a defendant in a putative shareholder class action lawsuit in the United States, which has been dismissed by the court, but we may be involved in more class action lawsuits in the future. Such lawsuits could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the lawsuits. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

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

Due to PRC legal restrictions on foreign ownership and investment in value-added telecommunication service businesses, we conduct such activities through contractual arrangements with Reemake Media, a consolidated VIE of ours in China. Through Beijing Jumei, we obtained control over Reemake Media in April 2011 by entering into a series of contractual arrangements with Reemake Media and the shareholders of Reemake Media, or VIE arrangements. The VIE arrangements, except for the exclusive consulting and services agreement, were subsequently amended and restated in January 2014. The VIE arrangements with Reemake Media and its shareholders through Beijing Jumei were terminated in April 2017, and we entered into VIE arrangements with Reemake Media and its shareholders through Chengdu Jumei on the same day, no material terms or conditions of these agreements were changed or altered and our control over Reemake Media remains unchanged. Reemake Media holds an ICP license for our operation as an internet information provider and operates our website.

In addition to Reemake Media and its subsidiaries, we have certain other consolidated VIEs. For example, we have VIE arrangements with Chengdu Li'ao through Tianjin Cyril. We provide live video broadcasting service though Chengdu Li'ao.

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

Jumei Hongkong Limited established Shanghai Paddy Commerce and Trade Co., Ltd. in June 2012, and Tianjin Cyril Information Technology Co., Ltd., or Tianjin Cyril, and Tianjin Darren Trading Co., Ltd. in March 2013. Tianjin Darren Trading Co., Ltd. was subsequently renamed as Tianjin Qianmei International Trading Co., Ltd., or Tianjin Qianmei, in March 2014. Shanghai Paddy Commerce and Trade Co., Ltd. was subsequently renamed Shanghai Jumeiyoupin Technology Co., Ltd., or Shanghai Jumei, in June 2014. In December 2013, Jumei Hongkong Limited established Tianjin Venus Technology Co., Ltd., a wholly-owned subsidiary, which was subsequently renamed as Tianjin Jumeiyoupin Technology Co., Ltd. Tianjin Jumei established Zhengzhou Venus Information Technology Co., Ltd., or Zhengzhou Venus in August 2014, Ningbo Jumeiyoupin Network Technology Co., Ltd. in May, 2015, Hangzhou Youpin Technology Co., Ltd. in August, 2015, Zhuhai Jumeiyoupin Technology Co., Ltd. in June, 2015, and Shenzhen Hepo Technology Co., Ltd. in August, 2015, all of which are wholly-owned subsidiaries of Tianjin Jumei. Jumei Hongkong Limited established Suzhou Jumeiyoupin Technology Co., Ltd., or Suzhou Jumei, in October 2014. Chengdu Jumei established Shanghai Youpin E-commerce Co., Ltd., a wholly-owned subsidiary of Chengdu Jumei, in June, 2015.

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

Currently, the business scope of each of our wholly-owned subsidiaries in the PRC contains the business of development of computer software and technology, which falls in the encouraged category under the Catalog. The other businesses listed in the business scope of each of these wholly owned subsidiaries are not listed in the Catalog and thus fall in the permitted category for foreign investment under PRC law. See "— B. Business Overview — Regulation — Regulation Relating to Foreign Investment."

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

On May 16, 2014, our ADSs commenced trading on the New York Stock Exchange, or NYSE, under the symbol "JMEI." We sold a total of 12,723,854 ADSs, representing 12,723,854 Class A ordinary shares, at the price of US$22.00 per ADS, in our initial public offering. Concurrently with our initial public offering, we also issued 6,818,182 Class A ordinary shares at a price of US$22.00 per share to General Atlantic Singapore Fund Pte. Ltd. through a private placement.

On July 22, 2015, we made an investment in BabyTree Inc. and its subsidiaries and variable interest entities in PRC, or, collectively, BabyTree, in the form of a convertible loan of RMB558 million, or the Convertible Loan. Pursuant to the original loan agreement, on or prior to July 22, 2016, or the Maturity Date, and subject to certain conditions, all outstanding balance of the Convertible Loan is convertible into certain equity interests in BabyTree's Chinese operating entity if BabyTree had completed its proposed restructuring. On March 16, 2016, we and the relevant BabyTree parties entered into a supplemental agreement to the loan agreement to accelerate RMB186.0 million of the balance of the Convertible Loan. Pursuant to the supplemental agreement, we received RMB186.0 million of repayment from BabyTree and the balance of the Convertible Loan was reduced to RMB372 million. On September 8, 2016, we and the relevant BabyTree parties entered into capital increase agreements to convert the remaining balance of the Convertible Loan to capital injections into two of BabyTree's Chinese operating entities. We currently hold minority equity interests in each of these two BabyTree operating entities.

In August 2016, we entered into definitive agreements for investing approximately RMB100 million in a venture capital fund set up to focus on investments in the culture and entertainment industries in China. The venture capital fund is locally set up, managed and operated in China.

On February 17, 2016, our board of directors received a non-binding proposal letter from Mr. Leo Ou Chen, Mr. Yusen Dai, Sequoia funds (together, the "buyer group"), proposing a "going-private" transaction to acquire all of our outstanding ordinary shares not already owned by the buyer group for US$7.00 in cash per ADS (the "proposal"). Our board of directors has formed a special committee consisting of two independent and disinterested directors, Mr. Sean Shao (as chairman) and Mr. Adam J. Zhao, to consider the "going-private" proposal. On November 27, 2017, the special committee of our board of directors received a letter from the buyer group, stating that it would withdraw the proposal with immediate effect.

In May 2017, we entered into a purchase agreement and acquired a majority interest in Shenzhen Jiedian Technology Co., Ltd., or Jiedian, for cash consideration of RMB300 million (US$46.1 million). Subsequently, we acquired additional equity interests in Jiedian from the non-controlling interest holders of Jiedian for a total cash consideration of RMB92,610 (US$14,234). As a result, we held 82.07% equity interest of Jiedian as of December 31, 2017. We have agreed on non-binding key terms with a potential investor on its investment in Jiedian.

On July 28, 2017, we entered into definitive agreements to invest an aggregate of RMB84 million (US$12.91 million) in the production of a television drama series titled "Here to Heart". The series is based on a book of the same title, and has an expected total budget of RMB210 million (US$32.3 million). The film is still in production as of December 2017.

Our principal executive offices are located at 20th Floor, Tower B, Zhonghui Plaza, 11 Dongzhimen South Road, Dongcheng District, Beijing 100007, the People's Republic of China. Our telephone number at this address is +86 10-5676-6999. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 801 2nd Avenue, Suite 403, New York, NY 10017.

B.	Business Overview

OVERVIEW

We are China's leading online retailer specializing in beauty products. We believe that our internet platform is a trusted destination for consumers to discover and purchase branded beauty products, baby, children and maternity products, pre-packaged food, as well as fashionable apparel and other lifestyle products. Leveraging our deep understanding of customer needs and preferences, as well as our strong merchandizing capabilities, we have adopted multiple effective sales formats to encourage product purchases on our platform. Our current sales formats consist of curated sales, online shopping mall and flash sales. Our Jumei Global sales channel is part of our curated sales format.

For curated sales, we recommend a carefully selected collection of branded products, including beauty products, baby, children and maternity products, light luxury products as well as health supplements, for a limited period of time at attractive prices. Our curated sales format captures online shoppers' attention through product recommendations and insightful product descriptions, which has helped us build a strong customer base. As part of our curated sales format, we launched our Jumei Global sales channel in September 2014, which offers Chinese consumers convenient access to products sourced at attractive prices directly from overseas, without the need to travel abroad, and allows our consumers to make payments in Renminbi. We also sell a wider selection of branded beauty products through our online shopping mall on a long-term basis to enhance customer stickiness. To further enhance and complement our customer experience with more choices, we provide a limited-time offering of fashionable apparel and other lifestyle products at deep discounts through flash sales.

We have built a large base of highly engaged and loyal customers, as well as a wide variety of well-selected products. Our active customers totaled approximately 16.0 million, 15.4 million and 15.1 million in 2015, 2016 and 2017, respectively. Our suppliers and third-party merchants include brand owners, brand distributors, resellers and certain exclusive product suppliers. We worked with approximately 1,903 suppliers and third-party merchants in 2017.

We have invested substantial resources to build a mobile platform that is dedicated to providing a superior mobile shopping experience. As a result, sales through our mobile platform have grown significantly since its launch in May 2012. In the fourth quarter of 2017, approximately 95.8% of our GMV was generated through our mobile platform.

Under our visionary management's leadership, we have attracted a large and loyal user base through our creative and cost-efficient marketing campaigns, live broadcasting function as well as word-of-mouth referrals resulting from our well-selected products and superior customer experience. We further enhance the attractiveness of our product offerings by entering into arrangements with beauty product suppliers for exclusive sales and distribution of selected products in China. We have at times pursued strategic investments and expanded into new businesses. For example, we entered into the portable power bank sharing business in 2017 with our strategic investment in Jiedian. However, our revenues attributable to this business were immaterial in 2017.

Our net revenues were RMB7.3 billion in 2015, RMB6.3 billion in 2016 and RMB5.8 billion (US$894.0 million) in 2017. Our net income was RMB134.8 million in 2015 and RMB150.2 million in 2016. But we incurred net loss of RMB37.0 million (US$5.7 million) in 2017. Our net cash provided by operating activities were RMB151.5 million in 2015 and RMB83.5 million in 2016. But net cash used in operating activities of RMB440.5 million (US$67.7 million) in 2017.

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

Flash Sales

We offer apparel and other lifestyle products sold by third-party merchants to meet our customers' growing needs and enhance their shopping experience with more choices. Launched in December 2012, our flash sales format features virtual stores of selected third-party merchants, offering apparel and accessories, footwear, handbags and luggage, as well as home goods and other lifestyle products at deep discounts. Products offered through our flash sales format are directly sold and fulfilled by third-party merchants.

PRODUCT OFFERINGS

Product Categories

The following table illustrates the categories of products we sell on Jumei Global through curated sales format.

Product category	Product description
Cosmetics	Foundation, powder, concealer, makeup remover, eye liner, eye shadow, brow powder, brow pencil, mascara, lip gloss, lipstick and nail polish
Skin care	Facial cleanser, whitening products, sun block, moisturizer, facial mask, eye mask, eye gel, exfoliating scrub, lotion, cream pore cleanser, lip care and toner
Cosmetic applicators	Brush, puff, curler, hair iron and shaver
Fragrance	Perfume and cologne for women and men
Body care	Shampoo, conditioner and body wash
For men	Facial wash, firming lotion, astringent and moisturizer
For baby and children	Lip balm, lotion, shampoo, soap, essence oil, formula milk and diapers
Light luxury products	Bags, shoes, watches
Health supplements	Weight control products and nutritional supplements
Pre-packaged foods	Snacks, cereals and instant noodles

The following table illustrates the categories of beauty products we sell through our online shopping mall format:

Product category	Product description
Cosmetics	Foundation, powder, concealer, makeup remover, eye liner, eye shadow, brow powder, brow pencil, mascara, lip gloss, lipstick and nail polish
Skin care	Facial cleanser, whitening products, sun block, moisturizer, facial mask, eye mask, eye gel, exfoliating scrub, lotion, cream pore cleanser, lip care and toner
Cosmetic applicators	Brush, puff, curler, hair iron and shaver
Fragrance	Perfume and cologne for women and men
Body care	Shampoo, conditioner and body wash
For men	Facial wash, firming lotion, astringent and moisturizer
For baby and children	Lip balm, lotion, shampoo, soap, essence oil, formula milk and diapers
Pre-packaged foods	Snacks and cereals

We supplement our product offerings with apparel and other lifestyle products through flash sales format as illustrated by the following table:

Product category	Product description
Womenswear	Women's apparel, featuring a variety of apparel for different age groups, including casual wear, jeans, dresses, outerwear and swimsuits
Footwear	Shoes for women and men designed in a variety of styles, for both casual and formal occasions
Lingerie	Underwear, stockings and pajamas
Handbags and luggage	Purses, satchels, backpacks, duffel bags and luggage
Menswear	Men's apparel in various styles for different age groups, including casual and smart-casual T-shirts, polo shirts, jackets, pants and underwear
Sportswear and sporting goods	Sports apparel, and sports gear and footwear for tennis, badminton, soccer and swimming
Accessories	Fashion accessories in a variety of styles and materials, including belts, jewelry, watches and glasses complementing apparel for all seasons and types of customers
Home goods and other lifestyle products	Home goods with an extensive selection of home furnishings, including bedding and bath products, home decor, dining and tabletop items, and small household appliances
Miscellaneous	Snacks and health supplements

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

CUSTOMERS

The majority of our active customers are females. The loyalty of our customer base is demonstrated by the repeat purchase rates and growing willingness of our customers to try new products on our internet platform. The numbers of our active customers were approximately 16.0 million in 2015, 15.4 million in 2016 and 15.1 million in 2017. The number of new customers was approximately 10.9 million in 2015, 9.0 million in 2016 and 8.9 million in 2017. Orders placed by our repeat customers accounted for approximately 92.0%, 91.2% and 90.8% of our total orders in 2015, 2016 and 2017, respectively.

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

As part of our latest marketing efforts, we have invested to produce a Television drama series titled "Here to Heart" staring popular actors and actresses in China, depicting city life of white collars targeting to turning viewers into our customers. We also launched a mini program in WeChat selling exclusive products in January 2017.

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

Our website design offers several user-friendly features that enhance customer experience and convenience:

•	Browsing. Our jumei.com home page arranges our product offerings into segments, namely separate webpages for curated sales of beauty products, baby and maternity products and light luxury products, store fronts of beauty products by brands in our online shopping mall, flash sales of apparel and other lifestyle products and a link to our jumeiglobal.com page. Our websites provide customers with detailed product information, including product specifications, user guides, photographs, peer reviews and ratings.

•	Sales Functionalities. Our jumei.com website allows users to view the popularity of each product and see other users who are viewing the products, and by featuring countdown clocks next to products on our curated sales webpages. Our customers can conveniently share their shopping experiences with us on various social media and networking websites through links prominently set out on our website interface.

•	Product Reviews. To help customers make informed purchasing decisions, we devote a large part of our websites to display recent purchase records for each beauty product to highlight the item's popularity and encourage previous purchasers to share their feedback. The product descriptions and reviews on our jumei.com website feature detailed statistical analysis and visual aids, including, for example, customer purchase distribution by age group, skin type and zodiac sign. We also provide tools that allow customers to identify suitable products based on their skin type and age group on our jumei.com website. We only allow customers who have made purchases to post reviews on the relevant products, and we incentivize customers by offering them rewards for posting reviews. Our websites allow users to follow other customers who have posted reviews and to receive feeds on the purchase history of such customers.

•	Personalized Services. We offer personalized services to our customers via our account management system by allowing them to customize their payment and delivery preferences. Customers can link their Jumei accounts with other popular social networks and payment platforms in China. To facilitate the ease of the checkout process for our repeat customers, our database keeps track of their preferred delivery address, shipping method and payment option based on information they previously provided. We allow users to subscribe to future curated sales notices via text messages, emails and mobile push notifications. We believe all these features improve the shopping experience of our customers and deepen their loyalty.

Our Mobile Platform

Sales through our mobile platform have grown significantly since its launch in May 2012. Approximately 95.8% of our GMV was generated from our mobile platform in the fourth quarter of 2017.

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

The unique product offerings and functions on our mobile platform further enhance mobile user experience and engagement. We have also launched some of our sales events a few hours earlier on mobile applications to further boost traffic and purchases on our mobile platform. Some selected products and sales events are offered exclusively on our mobile applications to increase their popularity. We introduced our live broadcasting function exclusively on our mobile platform. Our live broadcasting function allows our users to watch live shows performed by our hosts, to interact with our live hosts through communication and virtual gifting tools, and to conveniently purchase products promoted by our hosts. Our mobile live broadcasting function has become an important marketing channel. In addition, we are in collaboration with telecommunication service providers by offering free data usage to customers shopping on our mobile applications. We offer selected products exclusively on our mobile applications to increase their popularity. We also launched a mini program selling products in WeChat to expand channels. We also seek to provide customers with a customized shopping experience through analyzing and understanding their transaction histories and browsing patterns on our mobile application and develop targeted sales events to increase customer stickiness and enhance cross-selling opportunities. A direct dial feature on our mobile platform allows users to call our customer service with a single click. We periodically send product promotional information to our mobile application users through text messages and mobile push notifications. We also continuously work on developing additional features to better utilize mobile device functionalities to enhance user experience.

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

OUR SUPPLIERS AND THIRD-PARTY MERCHANTS

Our suppliers and third-party merchants include brand owners, brand distributors, resellers and exclusive product suppliers. In 2015, 2016 and 2017, we worked with approximately 2,091, 2,244 and 1,903 suppliers and third-party merchants, respectively.

Supplier and third-party merchant selection. We have implemented a strict and systematic selection process for suppliers and third-party merchants. Our merchandizing team is responsible for identifying potential suppliers and third-party merchants globally based on our selection guidelines. Our key supplier and third-party merchant selection criteria include size, reputation, sales records in offline and online channels and product offerings. We generally choose to work with reputable suppliers and third-party merchants with good track records and high quality product offerings. Once a potential supplier or third-party merchant is identified, we conduct due diligence reviews on its qualifications based on our selection criteria. For our exclusive products, we typically identify suppliers from trade shows and on-site visits based on our selection criteria, including the relevant qualifications and governmental permits. We also conduct detailed factory auditing on the supplier's manufacturing capability and production process to control product quality.

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

Product selection. Our merchandizing team members possess insightful knowledge and understanding of existing and potential customers' needs and preferences. Before selecting each product, we consider and analyze historical sales data, fashion trends, seasonality and customer feedbacks to project how many items of a particular product we should offer for curated sales, in our online shopping mall or for flash sales. To maximize the outcome of our curated sales, we carefully plan our product mix to achieve a balanced and complementary product offering across different beauty product categories.

Quality control. In addition to our product selection process, we believe we have one of the most stringent quality assurance and control procedures in the e-commerce industry for products delivered through our logistics network. In July 2013, the Authentic Beauty Products Alliance, or the Alliance, an online organization that aims to call on the whole beauty product industry to commit to authentication and provide only authentic products to consumers, was launched. We were one of the founding organizers of the Alliance, whose organizers also include China Quality Long March (质量万里行), one of the most influential nationwide not-for-profit organizations focusing on product quality in China. The Alliance invites our beauty product suppliers to become members, whereby they agree to place stickers containing unique authentication pin numbers on their products sold through us. Customers may then peel the sticker to reveal authentication pin numbers and validate the product authenticity through the Alliance website or websites of the participating brands. The Alliance had 169 members as of December 31, 2017. A significant portion of our beauty products are sold with verifiable authentication pin numbers.

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

Inventory management. For curated sales (other than Jumei Global) or for our online shopping mall, we either pay in advance for the products that we purchase from our suppliers, or settle payment upon receipt of such products. Most of our suppliers of beauty products grant us a credit term of 30 days. For beauty products sold through Jumei Global, we now settle all payments upon receipt. For selected suppliers, we only have to settle payment after such products are sold to our customers.

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

Logistics Network and Warehouse Management System. Our logistics network consists of regional logistics centers strategically located in Tianjin in Northern China, Chengdu in Western China, Guangzhou in Southern China, Suzhou in Eastern China and Zhengzhou in Central China. Globally, we also have logistics centers located in Hong Kong.

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

We leverage our large-scale operations and reputation to obtain favorable contractual terms from third-party delivery companies. To reduce the risk of reliance on any single delivery company, we typically contract with two or more regional delivery companies in each major city. We regularly monitor and review the delivery companies' performance and their compliance with our contractual terms. For our cash on delivery payment option, we typically require the delivery companies to pay deposits or provide payment guarantees before providing services to us. We typically negotiate and enter into logistics agreements every two years.

CUSTOMER SERVICE

Customers can access our sales and after-sales service hotlines and online representatives 24 hours a day, 7 days a week. Our customer service centers, located in Beijing and Chengdu, had 284 customer service representatives as of December 31, 2017. We train our customer service representatives to answer customer inquiries and proactively educate potential customers about our products and promptly resolve customer complaints. Each representative is required to complete mandatory training, conducted by experienced managers on product knowledge, complaint handling and communication skills.

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

Once a customer submits a return application request online, our customer service representatives will review and process the request or contact the customer by e-mail or by phone if there are any questions relating to the request. Upon receipt of the returned product, we credit the customer's Jumei member or payment account with the purchase price. We provide a shipping allowance of up to RMB10 for our merchandized products and as well as other products sold through our internet platform.

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

INTELLECTUAL PROPERTY

We regard our trademarks, software copyrights, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark, copyright and trade secret protection laws in the PRC, as well as confidentiality procedures and contractual provisions with our employees, service providers, suppliers, third-party merchants and others to protect our proprietary rights. As of December 31, 2017, we owned 432 registered trademarks, copyrights to 69 software programs developed by us relating to various aspects of our operations, and 64 registered domain names, includingjumei.com and jumeiglobal.com.

COMPETITION

The retail market of beauty products in China is fragmented and highly competitive. We face competition from traditional beauty products retailers, such as Watsons and Sephora, and online beauty products retailers, as well as e-commerce platform companies, such as Alibaba Group, which operates Taobao.com and Tmall.com, AmazonChina, which operates Amazon.cn, JD.com, Inc., which operates JD.com, the entity which operates Dangdang.com, and Vipshop Holdings Limited, which operates VIP.com and Lefeng.com.

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

REGULATION

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China or our shareholders' rights to receive dividends and other distributions from us.

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

Establishment of wholly foreign-owned enterprises is generally permitted in encouraged industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. For example, pursuant to the latest Catalog that was amended in 2017 and became effective on July 28, 2017, the provision of value-added telecommunications services falls in the restricted category and the percentage of foreign ownership generally cannot exceed 50% (except for the e-commerce business). Under the Catalog, "e-commerce business" is an exception to the above 50% restriction on foreign investment on the value-added telecommunication services. However, the Catalog does not define the "e-commerce business", and its interpretation and enforcement involve significant uncertainties. Although according to the Notice on Lifting the Restriction to Foreign Shareholding Percentage in Online Data Processing and Transaction Processing Business (Operational E-commerce) promulgated by the MIIT on June 19, 2015, foreign investors are allowed to hold up to 100% of all equity interests in the online data processing and transaction processing business (operation e-commerce) in China, other requirements provided by the Foreign Investment Telecommunications Rules (such as the track record and experience requirement for a major foreign investor) shall still apply. It is unclear how this notice will be implemented and there exist high uncertainties with respect to its interpretation and implementation by authorities. Therefore, we cannot assure you whether our online retail business and distribution of online information falls into the "e-commerce business" and thus, whether we are permitted to conduct our value-added telecommunication services in the PRC through our subsidiaries in which foreign investors own more than 50% of equity interests.

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

In addition, the Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015, which embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. Substantial uncertainties exist with respect to its enactment timetable, the final version, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects. For more details, see "Item 3. Key Information — D. Risk Factors—Risks Related to Doing Business in China—Substantial uncertainties exist with respect to the enactment timetable, the final version, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations."

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

In July 2006, the Ministry of Information Industry, the predecessor of the MIIT, issued the Circular on Strengthening the Administration of Foreign Investment in the Operation of Value-added Telecommunications Business, pursuant to which a domestic PRC company that holds an operating license for value-added telecommunications business, which we refer to as an ICP license, is prohibited from leasing, transferring or selling the ICP license to foreign investors in any form and from providing any assistance, including resources, sites or facilities, to foreign investors that conduct a value-added telecommunications business illegally in China. Further, the domain names and registered trademarks used by an operating company providing value-added telecommunications services must be legally owned by that company or its shareholders. In addition, the company's operational premises and equipment must comply with the approved coverage region on its ICP license, and the company must establish and improve its internal internet and information security policies and standards and emergency management procedures. If an ICP license holder fails to comply with the above requirements and also fails to remedy such non-compliance within a specified period of time, the MIIT or its local counterparts have the discretion to take administrative measures against the license holder, including revoking its ICP license.

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

Licenses and Permits

We are required to hold a variety of licenses and permits in connection with various aspects of our business, including the following:

ICP License. The Telecommunications Regulations promulgated by the State Council and its related implementation rules, including the Catalog of Classification of Telecommunications Business issued by the MIIT, categorize various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services, and internet information services, or ICP services, are classified as value-added telecommunications businesses. Under the Telecommunications Regulations, commercial operators of value-added telecommunications services must first obtain an ICP license from the MIIT or its provincial level counterparts. In September 2000, the State Council also issued the Administrative Measures on Internet Information Services, which was amended in January 2011. According to these measures, a commercial ICP service operator must obtain an ICP license from the relevant government authorities before engaging in any commercial ICP service in China. When the ICP service involves areas of news, publication, education, medical treatment, health, pharmaceuticals and medical equipment, and if required by law or relevant regulations, specific approval from the respective regulatory authorities must be obtained prior to applying for the ICP license from the MIIT or its provincial level counterpart. In March 2009, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses, which set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Reemake Media, as our ICP operator, holds an ICP license issued by the Beijing Telecommunications Administration. See "Item 3. Key Information — D. Risk Factors—Risks Related to Our Business—Any lack of requisite approvals, licenses or permits applicable to our business or failure to comply with PRC laws and regulations may have a material and adverse impact on our business, financial condition and results of operations."

Food Distribution Permit / Food Business Operation Permit. China has adopted a licensing system for food supply operations under the Food Safety Law and its implementation rules. Entities or individuals that intend to engage in food production, food distribution or food service businesses must obtain licenses or permits for such businesses. Pursuant to the Administrative Measures on Food Distribution Permits issued by the State Administration of Industry and Commerce, in July 2009, an enterprise needs to obtain a Food Distribution Permit from a local branch of State Administration for Market Regulation, to engage in the food distribution business. Furthermore, if enterprises engage in the distribution of nutritional supplements, a Hygiene Permit for Nutritional Supplements is required pursuant to Nutritional Supplements Regulations promulgated by Ministry of Health of the PRC, whose authority to supervise food and cosmetic products was taken over by the State Administration for Market Regulation. We sell food and nutritional supplements through our website. Reemake Media, our consolidated VIE, has obtained a Food Distribution Permit and a Hygiene Permit for Nutritional Supplements.

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

Online Culture Business Permit / Video and Audio Program Internet Dissemination License. We have recently engaged in live video broadcasting business to expand our marketing efforts. Pursuant to Administrative Measures for the Business Activities of Online Performances issued by Ministry of Culture and Tourism on December 2, 2016, business entities that engage in the business activities of online performances shall apply for the Online Culture Business Permit in accordance with the Interim Administrative Provisions on Internet Culture, and the business scope of the such permit shall specifically cover online performances. Where a performance channel is opened for a domestic performer, the online performance service provider shall make filings on the performance channel to the Ministry of Culture and Tourism for recordation within ten days. If we operate online performance without such required permits or filings, we may be subject to penalties including fines, suspension of business, as well as confiscation of proceeds under PRC law, which could adversely affect our business, financial condition and results of operations.

Pursuant to the Notice on Relevant Matters about Strengthening the Administration of Internet Live Video and Audio Program Service issued by SART on September 2, 2016, live video and audio program broadcasting service provider shall apply for the Video and Audio Program Internet Dissemination License before broadcasting video programs online. According to the Internet Video and Audio Program Service Catalogue issued by SAPPRFT on March 10, 2017, "transmission of video and audio programs uploaded by personal users" is categorized as Type III Internet Video and Audio Program Service and substantially uncertainties exist with respect to whether our live video broadcasting service falls into this category of service. If our live video broadcasting services are deemed as Video and Audio Program Service by SART and we provide such service without required license, we may be subject to rectification orders, fines, suspension of business, as well as confiscation of service equipment under PRC law. Further, the SART and the MIIT jointly issued the Rules for the Administration of Internet Audio and Video Program Services, commonly known as Circular 56, effective January 2008 and amended in August 2015. Circular 56 requires all online audio/video service providers applying for the Video and Audio Program Internet Dissemination Licenses to be either wholly state-owned or state-controlled.

We provide live video broadcasting service though Chengdu Li'ao, and have obtained the Online Culture Business Permit, but have not obtained the Video and Audio Program Internet Dissemination License.

Regulation Relating to Distribution of Cosmetics

China has established a regulatory system concerning the production and sale of cosmetics according to the Hygiene Supervision over Cosmetics and its implementation rules and other applicable rules. Cosmetic producers in the PRC need to obtain various licenses and permits or make filings for their production of cosmetics, including: (i) a Cosmetics Production Permit issued by the State Drug Administration or its local counterparts, (ii) a Special Cosmetics Approval Certificate issued by the State Drug Administration or its local counterparts for production of cosmetics for special uses such as hair nourishment, hair-dye, hair perm, hair removal, breast massage, deodorant, freckle fading and anti-sunburn, and (iii) a Non-special Cosmetics Filing made with the local counterparts of the State Drug Administration for production of cosmetics for non-special uses. For imported cosmetics, pursuant to the Hygiene Supervision over Cosmetics and its implementation rules, producers of overseas cosmetics shall directly or through its designate entity apply for the License or Filing for the First Import of Cosmetics before such cosmetics are imported into the PRC. According to the Measures for the Inspection, Quarantine, Supervision and Administration of Imported and Exported Cosmetics and the Laws of Customs, the import of cosmetics is also subject to the inspection and quarantine procedure required by the Entry & Exit Inspection and Quarantine Bureau or its local counterparts and customs clearance procedure by the General Administration of Customs or its local counterparts, and the importer shall pay import tariffs, value-added tax and excise duty for the import of cosmetics according to the relevant tariffs and tax rules.

As an online distributor of cosmetics, we source the cosmetics from the producers or suppliers, and we are not required to obtain specific cosmetics-related permits, certificates or make filings for our sale of cosmetics via the internet. However, according to Provisions on the Administration of Recordation of Domestic Consignees, Import Records and Sales Records of Imported Cosmetics issued by General Administration of Quality Supervision, Inspection and Quarantine on August 15, 2016, if we import cosmetics directly from foreign producers, we are obligated to make filings to local Entry & Exit Inspection and Quarantine Bureau as a "domestic consignee" and maintain an import and sales record of imported cosmetics. Besides, under the relevant PRC laws, we are obliged to check whether the cosmetics we sold on our internet platform have been issued the requisite permits, certificates or filings in relation to the production or import of such products and whether such products have passed the quality inspection before they are sold. If we sell any cosmetics products without such required permits, certificates or filings, we may be subject to fines, suspension of business, as well as confiscation of products illegally sold and the proceeds from such sales under PRC law. In addition, if any cosmetics sold on our internet platform fail to meet the statutory sanitary standards, we may be subject to fines, confiscation of products illegally sold and the proceeds from such sales, and even criminal liabilities in severe circumstances.

Regulations Relating to E-Commerce, Internet Content and Information Security and Privacy

China's e-commerce industry is at an early stage of development and there are few PRC laws or regulations specifically regulating the e-commerce industry. In May 2010, the State Administration of Industry and Commerce adopted the Interim Measures for the Administration of Online Commodities Trading and Relevant Services, which took effective in July 2010. Under these measures, enterprises or other operators which engage in online commodities trading and other services and have been registered with the State Administration for Market Regulation or its local branches must make the information stated in their business license available to the public or provide a link to their business license on their website. Online distributors must adopt measures to ensure safe online transactions, protect online shoppers' rights and prevent the sale of counterfeit goods. Information on products and transactions released by online distributors must be authentic, accurate, complete and sufficient. The above measures were replaced by the Measures for the Administration of Online Commodities Trading issued by the State Administration of Industry and Commerce on January 26, 2014 which became effective on March 15, 2014. These newly issued measures further impose more stringent requirements and obligations on the online trading or service operators. For example, customers are entitled to return goods (except for certain fresh and perishable goods) which are purchased online within seven days upon receipt without reasons. Where the online distributors also act as marketplace platforms that provide service to third-party merchants, the online distributors are obligated to examine the legal status of the third-party merchants and make the information stated in the business licenses of such third-party merchants available to the public or provide a link to their business licenses on the website, as well as make clear distinction between their online direct sales and sales of third-party merchant products on the marketplace platform. We are subject to such rules as a result of our online direct sales and online marketplace business. The Administrative Measures on Internet Information Services specify that internet information services regarding news, publication, education, medical and health care, pharmacy and medical appliances, among others, are to be examined, approved and regulated by the relevant authorities. Internet information providers are prohibited from providing services beyond those included in the scope of their ICP licenses or filings.

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

Internet information in China is also regulated and restricted from a national security standpoint. The National People's Congress, China's national legislative body, has enacted the Decisions on Maintaining Internet Security, which may subject violators to criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content.

In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. The Administrative Measures on Internet Information Services prohibit ICP service operators from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in 2011, an ICP operator may not collect any user personal information or provide any such information to third parties without the consent of a user. An ICP service operator must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An ICP service operator is also required to properly keep user's personal information confidential, and in case of any leakage or likely leakage of the user personal information, the ICP service operator must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People's Congress in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. Any violation of the above decision or order may subject the ICP service operator to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities. We have required our users to consent to our collecting and using their personal information, and established information security systems to protect user's privacy.

The Network Security Law of the People's Republic of China, or the Network Security Law, promulgated by the Standing Committee of the National People's Congress, took effect on June 1, 2017. The Network Security Law requires that a network operator, which includes, among others, internet information services providers, implement technical and other necessary measures in accordance with the provisions of applicable laws and regulations as well as the mandatory requirements of the national and industrial standards to safeguard the secure and stable operation of the networks, effectively respond to the network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. The Network Security Law emphasizes that any individuals and organizations that use networks is required to comply with the PRC Constitution and laws and abide by public order, and shall not endanger network security or make use of networks to engage in unlawful activities, such as endangering national security, economic and social order, and infringing the reputation, privacy, intellectual property rights and other legal rights and interests of other people. The Network Security Law has reaffirmed the basic principles and requirements as specified in other existing laws and regulations on personal information protections, such as the requirements on the collection, use, processing, storage and disclosure of personal information, and internet service providers being required to take technical and other necessary measures to ensure the security of the personal information they have collected and prevent the personal information from being divulged, damaged or lost. Any violation of the provisions and requirements under the Network Security Law may subject the internet service providers to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.

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

Regulation of Mobile Application

On June 28, 2016, the Cyberspace Administration of China promulgated the Regulations for the Administration of Mobile Internet Application Information Services, which came into effect as of August 1, 2016, requiring mobile application operators who provide information services through mobile Internet applications, to: (i) verify the identities of registered users through mobile phone numbers or other similar means; (ii) establish and improve procedures for protection of user information; (iii) establish and improve procedures for information content censorship; (iv) ensure that users are given adequate information concerning an mobile application, and choice of whether to install an mobile application and use of its functions; (v) respect and protect intellectual property rights; and (vi) keep records of users' log-in information for 60 days.

If a mobile application operator who provides information services through mobile application violates these regulations, mobile application stores through which the mobile application operator distributes its mobile application may issue warnings, suspend the release of its mobile application, or terminate the sale of its mobile application, and/or report such violations to governmental authorities.

Regulation Relating to Product Quality and Consumer Protection

The PRC Product Quality Law applies to all production and sale activities in China. Pursuant to this law, products offered for sale must satisfy relevant quality and safety standards. Enterprises may not produce or sell counterfeit products in any fashion, including forging brand labels or giving false information regarding a product's manufacturer. Violations of state or industrial standards for health and safety and any other related violations may result in civil liabilities and administrative penalties, such as compensation for damages, fines, suspension or shutdown of business, as well as confiscation of products illegally produced and sold and the proceeds from such sales. Severe violations may subject the responsible individual or enterprise to criminal liabilities. Where a defective product causes physical injury to a person or damage to another person's property, the victim may claim compensation from the manufacturer or from the seller of the product. If the seller pays compensation and it is the manufacturer that should bear the liability, the seller has a right of recourse against the manufacturer. Similarly, if the manufacturer pays compensation and it is the seller that should bear the liability, the manufacturer has a right of recourse against the seller.

The PRC Consumer Protection Law, as amended on October 25, 2013, sets out the obligations of business operators and the rights and interests of the consumers. Pursuant to this law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity of the commodities. Failure to comply with the Consumer Protection Law may subject business operators to civil liabilities such as refunding purchase prices, replacement of commodities, repairing, ceasing damages, compensation, and restoring reputation, and even subject the business operators or the responsible individuals to criminal penalties when personal damages are involved or if the circumstances are severe. Furthermore, The Consumer Protection Law was further amended in October 2013 and became effective on March 15, 2014. The amended Consumer Protection Law further strengthens the protection of consumers and imposes more stringent requirements and obligations on business operators, especially on the business operators through the internet. For example, the consumers are entitled to return the goods (except for certain specific goods) within seven days upon receipt without any reasons when they purchase the goods from business operators via the internet. The consumers whose interests are harmed due to their purchase of goods or acceptance of services on online marketplace platforms may claim damages from sellers or service providers. As to legal liabilities of the online marketplace platform provider, the Consumer Protection Law and the Regulations of Several Issues on the Application of Laws in the Trial of Food and Drugs Cases issued by the Supreme People's Court of the PRC on December 9, 2013 set forth that, where a consumer purchases products (including cosmetics and food) or accepts services via an online trading platform and his or her interests are prejudiced, if the online trading platform provider fails to provide the name, address and valid contact information of the seller, the manufacturer or the service provider, the consumer is entitled to demand compensation from the online trading platform provider. If the online trading platform provider gives an undertaking that is more favorable to consumers, it shall perform such undertaking. Once the online trading platform provider has paid compensation, it shall have a right of recourse against the seller, the manufacturer or the service provider. If an online trading platform provider is aware or ought to have been aware that a seller, manufacturer or service provider is using the online platform to infringe upon the lawful rights and interests of consumers and it fails to take necessary measures, it shall bear joint and several liabilities with the seller, the manufacturer or service provider for such infringement.

The Tort Liability Law of the PRC, which was enacted by the Standing Committee of the National People's Congress on December 26, 2009, also provides that if an online service provider is aware that an online user is committing infringing activities, such as selling counterfeit products, through its internet services and fails to take necessary measures, it shall be jointly liable with the said online user for such infringement. If the online service provider receives any notice from the infringed party on any infringing activities, the online service provider shall take necessary measures, including deleting, blocking and unlinking the infringing content, in a timely manner. Otherwise, it will be jointly liable with the relevant online user for the extended damages.

The State Administration of Industry and Commerce issued the Interim Measures for No-Reason Return of Online Purchased Commodities within Seven Days, effective March 15, 2017, further clarifying the scope of exceptions of consumers' no-reason return rights, return procedures, online marketplace platform providers' responsibility to formulate seven-day no-reason return rules and related consumer protection systems, and supervise the merchants for compliance with seven-day no-reason return rules.

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

Trademark. The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC State Intellectual Property Office is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a "first-to-file" principle with respect to trademark registration. As of December 31, 2017, we owned 432 registered trademarks in different applicable trademark categories and were in the process of applying to register 48 trademarks in China.

In addition, pursuant to the PRC Trademark Law, counterfeit or unauthorized production of the label of another person's registered trademark, or sale of any label that is counterfeited or produced without authorization will be deemed as an infringement to the exclusive right to use a registered trademark. The infringing party will be ordered to stop the infringement immediately, a fine may be imposed and the counterfeit goods will be confiscated. The infringing party may also be held liable for the right holder's damages, which will be equal to the gains obtained by the infringing party or the losses suffered by the right holder as a result of the infringement, including reasonable expenses incurred by the right holder for stopping the infringement. If the gains or losses are difficult to determine, the court may render a judgment awarding damages of no more than RMB0.5 million.

Domain Name. Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the MIIT. The MIIT is the major regulatory body responsible for the administration of the PRC internet domain names, under supervision of which the China Internet Network Information Center, or CNNIC, is responsible for the daily administration of .cn domain names and Chinese domain names. CNNIC adopts the "first to file" principle with respect to the registration of domain names. We have registered a number of domain names including jumei.com and jumeiglobal.com.

Copyright. Pursuant to the PRC Copyright Law and its implementation rules, creators of protected works enjoy personal and property rights, including, among others, the right of disseminating the works through information network. Pursuant to the relevant PRC regulations, rules and interpretations, internet service providers will be jointly liable with the infringer if they (i) participate in, assist in or abet infringing activities committed by any other person through the internet, (ii) are or should be aware of the infringing activities committed by their website users through the internet, or (iii) fail to remove infringing content or take other action to eliminate infringing consequences after receiving a warning with evidence of such infringing activities from the copyright holder. In addition, where an ICP service operator is clearly aware of the infringement of certain content against another's copyright through the internet, or fails to take measures to remove relevant contents upon receipt of the copyright owner's notice, and as a result, it damages the public interest, the ICP service operator could be ordered to stop the tortious act and be subject to other administrative penalties such as confiscation of illegal income and fines. To comply with these laws and regulations, we have implemented internal procedures to monitor and review the content we have licensed from content providers before they are released on our website and remove any infringing content promptly after we receive notice of infringement from the legitimate rights holder.

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

In order to further implement the Computer Software Protection Regulations promulgated by the State Council in December 2001, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures in February 2002, which apply to software copyright registration, license contract registration and transfer contract registration. We have registered 69 computer software copyrights in China as of December 31, 2017.

Regulation on Employment

The PRC Labor Contract Law and its implementation rules provide requirements concerning employment contracts between an employer and its employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee's salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations. In addition, if an employer intends to enforce a non-compete provision with an employee in an employment contract or non-competition agreement, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or ending of the labor contract. Employers in most cases are also required to provide a severance payment to their employees after their employment relationships are terminated.

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

On December 28, 2012, the PRC Labor Contract Law was amended to impose more stringent requirements on labor dispatch which became effective on July 1, 2013. Pursuant to amended PRC Labor Contract Law, the dispatched contract workers shall be entitled to equal pay for equal work as a fulltime employee of an employer, and they shall only be engaged to perform temporary, ancillary or substitute works, and an employer shall strictly control the number of dispatched contract workers so that they do not exceed certain percentage of total number of employees. "Temporary work" means a position with a term of less than six (6) months; "auxiliary work" means a non-core business position that provides services for the core business of the employer; and "substitute worker" means a position that can be temporarily replaced with a dispatched contract worker for the period that a regular employee is away from work for vacation, study or for other reasons. According to the Interim Provisions on Labor Dispatch, or the Labor Dispatch Provisions, promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which became effective on March 1, 2014, (i) the number of dispatched contract workers hired by an employer should not exceed 10% of the total number of its total employees (including both directly hired employees and dispatched contract workers); (ii) in the case that the number of dispatched contract workers exceeds 10% of the total number of its employees at the time when the Labor Dispatch Provisions became effective (i.e., March 1, 2014), the employer shall formulate a plan to reduce the number of its dispatched contract workers to below the statutory cap prior to March 1, 2016, and (iii) such plan shall be filed with the local bureau of human resources and social security. Nevertheless, the Labor Dispatch Provisions do not invalidate the labor contracts and dispatch agreements entered into prior to December 28, 2012. In addition, the employer shall not hire any new dispatched contract worker before the number of its dispatched contract workers is reduced to below 10% of the total number of its employees.

Regulations on Tax

Enterprise Income Tax. The PRC Enterprise Income Tax Law imposes a uniform enterprise income tax rate of 25% on all PRC resident enterprises, including foreign-invested enterprises, unless they qualify for certain exceptions. The enterprise income tax is calculated based on the PRC resident enterprise's global income as determined under PRC tax laws and accounting standards. If a non-resident enterprise sets up an organization or establishment in the PRC, it will be subject to enterprise income tax for the income derived from such organization or establishment in the PRC and for the income derived from outside the PRC but with an actual connection with such organization or establishment in the PRC.

The PRC Enterprise Income Tax Law and its implementation rules permit certain "high and new technology enterprise strongly supported by the state" that hold independent ownership of core intellectual property and meet statutory criteria, to enjoy a reduced 15% enterprise income tax rate. In April 2008, the State Administration of Taxation, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises specifying the criteria and procedures for the certification of HNTEs. In January 2016, the amended Administrative Rules for the Certification of High and New Technology Enterprises were jointly issued by State Administration of Taxation, the Ministry of Science and Technology and the Ministry of Finance and replaced the 2008 version, but the material criteria of HNTEs remain unchanged. Reemake Media, our consolidated VIE, obtained its HNTE certificate in September 2015 with a valid period of three years. Tianjin Cyril Information Technology Co., Ltd., or Tianjin Cyril, one of our PRC Subsidiaries, renewed its HNTE certificate in October 2017 with a valid period of three years.

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

Prior to January 1, 2012, pursuant to the PRC Provisional Regulations on Business Tax and its implementing rules, taxpayers providing taxable services falling under the category of service industry in China are required to pay a business tax at a normal tax rate of 5% of their revenues with certain exceptions. Our PRC subsidiaries and consolidated VIEs were subject to business tax at the rate of 5% for the marketplace services. Since January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation have been implementing the VAT pilot program, which imposes VAT in lieu of business tax for certain industries in Shanghai, and since September 1, 2012, such pilot program has been expanded to eight other provinces or municipalities in the PRC. Since August 2013, this tax pilot program has been expanded to other areas on the nationwide basis in the PRC. On November 19, 2017 the State Council further amended the Interim Regulation of the People's Republic of China on Value Added Tax to reflect the normalization of such pilot program. VAT is applicable at a rate of 6% in lieu of business tax for the services rendered by our PRC subsidiaries and consolidated VIEs.

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

Import Tax. Consumer goods imported through cross-border e-commerce platforms shall be classified as "personal baggage or postal articles" pursuant to Notice on Pilot Bonded Area Import Pattern of Cross-Border Trade E-Commerce Services, which was issued by PRC General Administration of Customs on March 4, 2014. A personal baggage or postal articles tax was levied before the online retailors could deliver goods to buyers. The personal baggage or postal articles tax shall be exempted if the payable amount is lower than RMB50. The rate of personal baggage or postal articles tax was respectively 10%, 20%, 30% and 50% for different categories of products imported. Specifically, a 50% rate was applied to cosmetics and a 10% rate was applied to maternity and baby care products. Under this pattern, a quota of RMB1,000 for each purchase order is imposed on online buyers, otherwise the imported goods shall be classified as normal goods and buyers shall pay the value-added tax, the consumption tax and the tariff instead of a personal baggage or postal articles tax for the imported goods.

Pursuant to the Notice on Tax Policies of Cross-Border E-Commerce Retail Importation issued by PRC Ministry of Finance, General Administration of Customs and State Administration of Taxation on March 24, 2016, which came into effect on April 8, 2016, the pilot bonded area import pattern of cross-border e-commerce will be abolished. The goods imported through cross-border e-commerce platforms will no longer be treated as "personal baggage or postal articles" but normal goods, so the value-added tax and consumption tax will be levied as on normal imported goods but on a 70% basis, and the tariff on those goods will be exempted. Normally, a 17% value-added tax will be levied on most products sold on our platform and a 15% consumption tax will be levied on high-end cosmetics without tax preference under the new pattern, while no consumption tax will be levied on ordinary cosmetics products. Under this new pattern, the quota of RMB1,000 for each purchase order is raised to RMB2,000 and a new quota of RMB20,000 per year for each buyer will be imposed on buyers. For the imported goods within the quota, buyers could enjoy a tax reduction of 30% on the value-added tax and the consumption tax and a reduction of 100% on the tariff. Furthermore, the new pattern only applies to goods listed within the scope of the Cross-Border E-Commerce Retail Importation Goods Inventory, or the Inventory, and thus goods beyond the scope of this Inventory will not have a tax code and may be prohibited from selling on the cross-border e-commerce platforms. Ministry of Finance, National Development and Reform Commission, Ministry of Industry and Information Technology, State Administration of Taxation, General Administration of Customs and other relevant authorities have jointed issued the Cross-Border E-Commerce Retail Importation Goods Inventory and the Cross-Border E-Commerce Retail Importation Goods Inventory (Second Batch) separately on April 6, 2016 and April 15, 2016. The Inventory may be updated from time to time. Specifically, cosmetics imported for the first time, nutrition supplements and other special food products required to be registered with the Administration for Market Regulation are excluded from the scope of the Inventory. We are prohibited from selling the cosmetics imported for the first time on our platform and we are also prohibited from selling nutrition supplements and other special food products before required registration certificates for these products have been legitimately obtained. However, pursuant to a transition policy issued by the General Administration of Customs, the goods which have been imported to or in transit to the bonded areas and special regulated areas of customs before April 8, 2016, can still be sold on the cross-border e-commerce platforms, even if these goods are not listed on the Inventory.

Further, pursuant to the Notice of Relevant Matters on Implementation of New Cross-Border E-Commerce Retail Importation Supervision and Administration Requirements, or the New Cross-Border E-Commerce Tax Implementation Notice, issued by the General Administration of Customs on May 24, 2016, the implementation of certain provisions of the Notice on Tax Policies of Cross-Border E-Commerce Retail Importation will be suspended until the expiration of a transition period, which, according to an announcement by a spokesman of MOFCOM in November 2016 and confirmed by an official MOFCOM news release issued on March 17, 2017, or the MOFCOM News Release, shall be over by the end of 2017. According to the New Cross-Border E-Commerce Tax Implementation Notice, the requirement of presenting customs clearance for bonded goods purchased online is suspended in ten cities, and the requirement of presenting first-time import license, registration or filing for online purchased cosmetics imported for the first time, nutrition supplements and other special food products, is suspended until the end of transition period. Further, according to the MOFCOM News Release, from January 1, 2018 the retail goods imported on cross-border e-commerce platforms will be temporarily treated as personal items which are not subject to stricter regulation and higher tax rates applicable to general imported goods in 15 cross-border e-commerce trial areas. On September 20, 2017, the State Council extended the transition period for cross-border e-commerce retail importation regulation policy by a year to the end of 2018, by which time, the import goods from cross-border e-commerce retail will be temporarily regulated as personal items.

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

In August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular No. 142, regulating the conversion by a foreign-invested enterprise of foreign currency—registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular No. 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE's approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. To satisfy and facilitate the business and capital operations of foreign invested enterprises in the PRC, on July 15, 2014, SAFE issued a SAFE Circular 36 which launched the pilot reform of administration regarding conversion of foreign currency registered capitals of foreign-invested enterprises in 16 pilot areas. According to the SAFE Circular 36, an ordinary foreign-invested enterprise with a business scope containing "investment" in the pilot areas is permitted to use Renminbi converted from its foreign-currency registered capital to make equity investments in the PRC, subject to certain registration and settlement procedure as set forth in the SAFE Circular 36. On April 8, 2015, SAFE released the Notice on the Reform of the Management Method for the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19, which came into force and superseded SAFE Circular No. 142 and SAFE Circular 36 from June 1, 2015. SAFE Circular 19 has made certain adjustments to some regulatory requirements on the settlement of foreign currency capital of foreign-invested enterprises, and some foreign exchange restrictions under SAFE Circular No. 142 has been lifted. For example, the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise can be used for equity investments in the PRC but cannot be used to provide entrusted loans or repay loans between non-financial enterprises. Nevertheless, Circular 19 also reiterates the principle that Renminbi converted from foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope.  SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective June 2016. Compared to SAFE Circular 19, SAFE Circular 16 provides that discretionary foreign exchange settlement apply to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding Renminbi obtained from foreign exchange settlement are allowed to extend loans to related parties or repaying the inter-company loans (including advances by third parties). However, since SAFE Circular 16 came into effect recently, there exist substantial uncertainties with respect to its interpretation and implementation in practice.

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

SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or SAFE Circular 3, effective January 26, 2017. SAFE Circular 3 sets out various measures, including the following:

•	relaxing the policy restriction on foreign exchange inflow to further enhance trade and investment facilitation, including (a) expanding the scope of foreign exchange settlement for domestic foreign exchange loans, (b) allowing the capital repatriation for offshore financing against domestic guarantee, (c) facilitating the centralized management of foreign exchange funds of multinational companies, and (d) allowing the offshore institutions within pilot free trade zones to settle foreign exchange in domestic foreign exchange accounts;

•	tightening genuineness and compliance verification of cross-border transactions and cross-border capital flow, including (a) improving the statistics of current account foreign currency earnings deposited offshore, (b) requiring banks to verify board resolutions, tax filing form, and audited financial statements before wiring foreign invested enterprises' foreign exchange distribution above US$50,000, (c) strengthening genuineness and compliance verification of foreign direct investments and (d) implementing full scale management of offshore loans in Renminbi and foreign currencies by requiring the total amount of offshore loans be no higher than 30% of the onshore lender's equity shown on its audited financial statements of the last year.

Regulations Relating to Dividend Distribution

Wholly foreign-owned companies in the PRC may pay dividends only out of their accumulated profits after tax as determined in accordance with PRC accounting standards. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Wholly foreign-owned companies may not pay dividends unless they set aside at least 10% of their respective accumulated profits after tax each year, if any, to fund certain reserve funds, until such time as the accumulative amount of such fund reaches 50% of the wholly foreign-owned company's registered capital. In addition, these companies also may allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserve funds and employee welfare and bonus funds are not distributable as cash dividends. Our PRC subsidiaries are wholly foreign-owned enterprises subject to the described regulations.

SAFE Regulations on Offshore Special Purpose Companies Held by PRC Residents

On July 4, 2014, the SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents' Overseas Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular No. 37, which replaced the former Circular on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Round Trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Vehicles (generally known as SAFE Circular No. 75) promulgated by the SAFE on October 21, 2005. SAFE Circular No. 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents' legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular No. 37 as a "special purpose vehicle." SAFE Circular No. 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to complete the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. We have requested PRC residents who we know hold direct or indirect interest in our company to make the necessary applications, filings and amendments as required under SAFE Circular No. 37 and other related rules. To our knowledge, all of our shareholders who are PRC citizens and hold interest in us, have registered with the local SAFE branch as required under SAFE Circular No. 37. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interests in our company, and we cannot provide any assurance that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements under SAFE Circular No. 37 or other related rules. Any failure or inability of our PRC resident beneficial owners to make any required registrations or comply with other requirements under SAFE Circular No. 37 and other related rules may subject such PRC residents or our PRC subsidiaries to fines and legal sanctions and may also limit our ability to raise additional financing and contribute additional capital into or provide loans to our PRC subsidiaries, limit our PRC subsidiaries' ability to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us.

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

M&A Rules

In August 2006, six PRC regulatory agencies, including the CSRC, adopted the M&A Rules, which were amended in June 2009. The M&A Rules establish procedures and requirements that could make some acquisitions of Chinese companies by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a Chinese domestic enterprise. In addition, the Security Review Rules issued by the Ministry of Commerce that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise "national defense and security" concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise "national security" concerns are subject to strict review by the Ministry of Commerce, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement. See "Item 3. Key Information — D. Risk Factors—Risks Related to Doing Business in China—The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China."

C.	Organizational Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries and consolidated VIEs and their subsidiaries, as of the date of this annual report:

(1)	Leo Ou Chen, Yusen Dai and Hui Liu hold 90.04%, 8.85% and 1.11% equity interests in Reemake Media, respectively.

(2)	Leo Ou Chen and Yusen Dai hold 80% and 20% equity interest in Tianjin Yingxun Technology Co., Ltd., respectively.

(3)	Leo Ou Chen holds 100% equity interests in Chengdu Li’ao Culture Communication Co., Ltd.

(4)	Leo Ou Chen and Yusen Dai hold 80% and 20% equity interests in Jumei Film Media Wuxi Co., Ltd., respectively.

We are a "controlled company" as defined under NYSE Listed Company Manual because Mr. Leo Ou Chen beneficially owns a majority of the aggregate voting power of our company.

The VIE arrangements with Reemake Media and its shareholders through Beijing Jumei were terminated in April 2017, and we entered into VIE arrangements with Reemake Media and its shareholders through Chengdu Jumei on the same day. No material terms or conditions of these agreements were changed or altered and our control over Reemake Media remains unchanged.

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Chengdu Jumei, our VIE, Reemake Media, and the shareholders of Reemake Media.

Shareholders' Voting Rights Agreement. On April 20, 2017, the shareholders of Reemake Media entered into a shareholders' voting rights agreement with Chengdu Jumei. Pursuant to the shareholders' voting rights agreement, each of the shareholders of Reemake Media appointed Chengdu Jumei's designated person as their attorney-in-fact to exercise all shareholder rights, including, but not limited to, attending the shareholders' meeting, voting all matters of Reemake Media requiring shareholder approval, appointing or removing directors and executive officers, and disposing of all or part of the shareholder's equity interests in Reemake Media. The shareholders' voting rights agreement will remain in force for 20 years from the date of the agreement and shall be automatically extended for a period of one year unless Chengdu Jumei selects to terminate the agreement. The agreement can be extended for unlimited times.

Equity Pledge Agreements. On April 20, 2017, Chengdu Jumei, Reemake Media and the shareholders of Reemake Media entered into an equity pledge agreements. Pursuant to the equity pledge agreements, each of the shareholders of Reemake Media pledges all of their equity interests in Reemake Media to guarantee their and Reemake Media's performance of their obligations under the contractual arrangements including, but not limited to, the exclusive consulting and services agreement, exclusive purchase option agreement and shareholders' voting rights agreement. If Reemake Media or its shareholders breach their contractual obligations under these agreements, Chengdu Jumei, as pledgee, will have the right to dispose of the pledged equity interests. The shareholders of Reemake Media agree that, during the term of the equity pledge agreement, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests, and they also agree that they will take all necessary measures to prevent Chengdu Jumei's rights relating to the equity pledges from being prejudiced by the legal actions of the shareholders of Reemake Media. During the term of the equity pledge agreements, Chengdu Jumei has the right to receive all of the dividends and profits distributed on the pledged equity interests. The equity pledges will become effective on the date when the pledge of equity interests contemplated in the agreement are registered with the relevant administration for industry and commerce in accordance with the PRC Property Rights Law and will remain effective until Reemake Media and its shareholders discharge all their obligations under the contractual arrangements.

Exclusive Purchase Option Agreement. On April 20, 2017, Chengdu Jumei, Reemake Media and the shareholders of Reemake Media entered into an exclusive purchase option agreement. Pursuant to the exclusive purchase option agreement, each of the shareholders of Reemake Media irrevocably grants Chengdu Jumei an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholders' equity interests in Reemake Media, and the purchase price shall equal the lower of : (1) the amount shareholders contributed to Reemake Media as registered capital for the equity interests to be purchased, or (2) the lowest price permitted by applicable PRC law. The purchase consideration shall be refunded by the nominee shareholders to Chengdu Jumei. In addition, Reemake Media grants Chengdu Jumei an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of Reemake Media's assets at the lowest price permitted by applicable PRC law. Without the prior written consent of Chengdu Jumei, the shareholders of Reemake Media may not, and shall procure Reemake Media not to, transfer or otherwise dispose of their equity interests in Reemake Media or create or allow any encumbrance on the equity interests, increase or decrease the registered capital, dispose of its assets, terminate any material contract or enter into any contract that is in conflict with its material contracts, appoint or remove any management members, distribute dividends to the shareholders, guarantee its continuance, amend its articles of association and provide any loans to any third parties. The exclusive purchase option agreement will remain effective until all equity interests in Reemake Media held by its shareholders and all assets of Reemake Media are transferred or assigned to Chengdu Jumei or its designated representatives.

Exclusive Consulting and Services Agreement. Under the exclusive consulting and services agreement between Chengdu Jumei and Reemake Media, dated April 20, 2017, Chengdu Jumei has the exclusive right to provide to Reemake Media consulting and services related to all technologies needed for Reemake Media's business. Chengdu Jumei owns the exclusive intellectual property rights created as a result of the performance of this agreement. Reemake Media agrees to pay Chengdu Jumei an annual service fee, at an amount equal to 95% of Reemake Media's annual revenue or an amount otherwise agreed by Chengdu Jumei and Reemake Media. In addition, Chengdu Jumei may provide other technology services specified by Reemake Media from time to time, and charge Reemake Media for the services at a rate mutually agreed by the parties. This agreement will remain effective for an unlimited term, unless Chengdu Jumei and Reemake Media mutually agree to terminate the agreement in writing, or the agreement is required to be terminated by applicable PRC law. Reemake Media is not permitted to terminate the agreement in any event unless required by applicable law.

Shareholders' voting rights agreements, exclusive consulting and service agreements, exclusive purchase option agreements and equity pledge agreements, substantially the same as those described above, were also entered into with respect to our other consolidated VIEs.

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

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinion of our PRC legal counsel. If the PRC government finds that the agreements that establish the structure for operating our online retail business do not comply with PRC government restrictions on foreign investment in e-commerce and related businesses, including but not limited to online retail businesses, we could be subject to severe penalties including being prohibited from continuing operations. See "Item 3. Key Information — D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to our VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations." and "Item 3. Key Information — D. Risk Factors—Risks Related to Doing Business in China—Substantial uncertainties exist with respect to the enactment timetable, the final version, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations."

D.	Property, Plant and Equipment

We are headquartered in Beijing and have leased an aggregate of approximately 12 thousand square meters of office, physical stores and customer service center space in Beijing. As of December 31, 2017, we also have leased an aggregate of approximately 91 thousand square meters in office, logistics center and/or customer service center space in Tianjin, Zhengzhou, Chengdu, Guangzhou, Suzhou and Hong Kong. We lease most of our premises under operating lease agreements from independent third parties. A summary of our leased properties as of December 31, 2017 is shown below:

Location	Space (in thousands of square meters)	Use	Lease Term (years)
Beijing	12	Office, physical stores and customer service center	One to five
Tianjin	29	Logistics center and office	One to two
Zhengzhou	29	Office and logistics center	One to three
Chengdu	17	Office, logistics center and customer service center	One to four
Guangzhou	12	Office, Logistics center	One to three
Shenzhen	1	Office, Logistics center	One
Hong Kong	1	Logistics center	Two

We typically enter into leasing agreements that are renewable every one to five years. We believe our existing facilities are sufficient for our near term needs.

On January 29, 2016, we acquired land use rights with RMB84.1 million for 169,456 square meters of warehouse land in Suzhou, on which we constructed a self-owned logistics center. We have been using this new logistics center in Suzhou since the third quarter of 2017.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion and analysis may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Item 3.D. Key Information—Risk Factors" or in other parts of this annual report on Form 20-F.

A.	Operating Results

Overview

We generate net revenues from merchandise sales and marketplace services. We generate net revenues from merchandise sales when we act as principal for the direct sale of beauty products, baby, children and maternity products, light luxury products, pre-packaged food and health supplements to customers. We generate net revenues from marketplace services when we act as service provider for third-party merchants and charge them fees for the sale of their products through our internet platform.

The following table summarizes the key features of our two revenue streams:

Revenue Stream
	Merchandise Sales	Marketplace Services
Products	Beauty products, baby, children and maternity products, light luxury products, pre-packaged food and health supplements	Apparel and other lifestyle products
Sales formats	Curated sales and online shopping mall	Flash sales
Our Role	Act as principal	Act as service provider for third-party merchants

Our net revenues were RMB7.3 billion in 2015, RMB6.3 billion in 2016 and RMB5.8 billion (US$894.0 million) in 2017. Our net income was RMB134.8 million in 2015 and RMB150.2 million in 2016. But we incurred net loss of RMB37.0 million (US$5.7 million) in 2017. Our net cash provided by operating activities were RMB151.5 million in 2015 and RMB83.5 million in 2016. But our net cash used in operating activities were RMB440.5 million (US$67.7 million) in 2017.

Our business and results of operations are affected by general factors affecting the online retail market in China, including China's overall economic growth, the increase in per capita disposable income, the growth in consumer spending and the retail industry and the expansion of internet penetration. Our operating results are more directly affected by certain company specific factors, including:

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

Net revenues

We generate net revenues from merchandise sales and marketplace services. Merchandise sales revenues are generated when we act as principal for the direct sale of beauty products, baby, children and maternity products, light luxury products, pre-packaged food and health supplements to customers through our internet platform. Merchandise sales revenues are recorded on a gross basis, net of surcharges and taxes. Marketplace service revenues are generated when we act as a service provider to third-party merchants and charge them fees for the sale of apparel and other lifestyle products through our internet platform. We historically offered certain beauty products through third-party merchants and generated marketplace service revenues from such third-party merchants. In the third quarter of 2014, we began the process of terminating our marketplace beauty product sales and shifting our marketplace beauty product sales to our merchandise sales. We have completed the termination of our marketplace beauty product sales. We historically provided fulfillment services to third-party merchants who sold beauty products through our internet platform and charged such third-party merchants for such services.

The following table sets forth the principal components of our net revenues by amounts and percentages of our total net revenues for the periods presented:

	Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues
Merchandise sales	7,113,278	96.9	6,174,721	98.4	5,634,156	865,954	96.9
Marketplace and other services	229,681	3.1	102,462	1.6	182,676	28,077	3.1
Total net revenues	7,342,959	100.0	6,277,183	100.0	5,816,832	894,031	100.0

We monitor and strive to improve the following key business metrics to generate higher net revenues:

•	Total number of active customers. We define active customers for a given period as customers who have purchased products offered by us or by our third-party merchants at least once during that period. The numbers of our active customers were approximately 16.0 million in 2015, 15.4 million in 2016 and 15.1 million in 2017.

•	Total number of orders. The total numbers of orders were approximately 73.2 million in 2015, 61.5 million in 2016 and 63.5 million in 2017.

•	Net GMV. We define net GMV as the sum of (i) net revenues generated from merchandise sales, and (ii) net revenues generated from marketplace services and adding back corresponding payables to our third-party merchants. Our net GMV was RMB8.9 billion in 2015, RMB7.3 billion in 2016 and RMB6.6 billion (US$1.0 billion) in 2017.

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

Marketing expenses. Marketing expenses consist primarily of advertising expenses, promotion expenses, and payroll and related expenses for personnel engaged in marketing. Advertising expenses, which are primarily spent on online and offline advertising, are expensed when the relevant services are received. Advertising expenses totaled RMB599.7 million, RMB365.9 million and RMB319.3 million (US$49.1 million) in 2015, 2016 and 2017, respectively. The decrease of our advertising expenses are mainly due to a decrease in use of live streaming promotional videos and a decrease in traditional advertising.

Technology and content expenses. Technology and content development expenses consist primarily of payroll and related costs for employees involved in application development, category expansion, editorial content production on our internet platform and system support expenses, as well as server charges and costs associated with telecommunications. The decrease was mainly due to a decrease of server rental which were replaced by self-owned servers in order to build up new network infrastructure to enhance efficiency and scalability.

General and administrative expenses. General and administrative expenses consist primarily of payroll and related costs for employees involved in general corporate functions, including accounting, finance, tax, legal, procurement, business development and human resources, professional fees and other general corporate costs, as well as costs associated with the use of facilities and equipment for these general corporate functions, such as depreciation and rental expenses. The decrease was primarily attributed to greater efficiency in general and administrative efforts.

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

In April 2008, the State Administration of Taxation, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises specifying the criteria and procedures for the Certification of High and New Technology Enterprises, or HNTEs. HNTEs enjoy a preferential enterprise income tax rate of 15% upon filing with relevant tax authorities. Reemake Media, our consolidated VIE, obtained its HNTE certificate in September 2015 with a valid period of three years, and we plan to renew such certificate in 2018. Tianjin Cyril Information Technology Co., Ltd., or Tianjin Cyril, one of our PRC Subsidiaries, has renewed its HNTE certificate in October 2017 with a valid period of three years.

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

Under the PRC Enterprise Income Tax Law, an enterprise established outside of the PRC with "de facto management bodies" within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term "de facto management bodies" as establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the "de facto management body" of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by PRC individuals, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation's general position on how the "de facto management body" test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. Although we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises, it is possible that the PRC tax authorities could reach a different conclusion. See "Item 3. Key Information — D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders." However, even if one or more of our legal entities organized outside of the PRC were characterized as PRC resident enterprises, we do not expect any material change in our net current tax payable balance and the net deferred tax balance as none of these entities had any profit during the periods presented in the consolidated financial statements included elsewhere in this annual report.

Change in PRC regulation of import tax on consumer goods imported through cross-border e-commerce platforms could also have a significant impact on our operating results. For instance, under the new pattern of cross-border e-commerce which came into effect on April 8, 2016, our sales tax would increase, which would decrease our gross margin. In addition, under the new pattern, we are prohibited from selling the cosmetics imported for the first time on our platform and we are also prohibited from selling nutrition supplements and other special food products before required registration certificates for these products have been legitimately obtained. Before we obtain the required registration certificates for these products, our sales of these products could be negatively impacted during the interim periods. See "Item 3. Key Information — D. Risk Factors—Risks Related to Doing Business in China— The change of PRC regulation of import tax on consumer goods imported through cross-border e-commerce platforms could adversely affect our financial condition and results of operations."

Internal Control Over Financial Reporting

We are subject to the reporting obligations under U.S. securities laws. Section 404 of the Sarbanes-Oxley Act of 2002 and related rules require public companies to include a report of management on their internal control over financial reporting in their annual reports. This report must contain an assessment by management of the effectiveness of a public company's internal control over financial reporting. In addition, an independent registered public accounting firm for a public company must attest to and report on management's assessment of the effectiveness of the company's internal control over financial reporting.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2017 using criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2017. In addition, our independent registered public accounting firm attested the effectiveness of our internal control and reported that our internal control over financial reporting was effective as of December 31, 2017.

Our management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Shenzhen Jiedian Technology Co., Ltd., of which we acquired control in 2017. As of December 31, 2017, Shenzhen Jiedian Technology Co., Ltd. constituted 9% and 6% of total and net assets, respectively, as of December 31, 2017 and contributed 1% and 340% of revenues and net loss, respectively, for the year then ended.

However, if we fail to maintain effective internal control over financial reporting in the future, our management may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. In addition, the process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that satisfies our reporting obligations. Our failure to discover and address any other material weaknesses or deficiencies may result in inaccuracies in our financial statements or delay in the preparation of our financial statements. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Ineffective internal control over financial reporting could also expose us to increased risk of fraud or misappropriations of corporate assets and subject us to potential delisting from the stock exchange on which our ADSs are listed, regulatory investigations or civil or criminal sanctions. See "Item 3. Key Information — D. Risk Factors—Risks Related to Our Business—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected."

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

Segment Reporting

Historically we had only one single reportable segment because the CODM formerly relied on the consolidated results of operations when making decisions about allocating resources and assessing performance. With the development of the new business initiatives, the CODM started to separately evaluate performance and allocate resources by different business segments, thus we changed our reportable segments in 2017. Our principal operations are currently organized into two business segments, the E-commerce segment and the New businesses segment, which are defined based on the products and services provided. E-commerce represents e-commerce business. New businesses mainly includes film production, Jiedian and other technology initiatives business. Accordingly, we updated the presentation of its reportable segments in prior periods to conform to the current year’s presentation in accordance with ASC 280 Segment Reporting.

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

Sales allowances, which reduce revenues, are estimated using management's best estimate based on historical experience. Revenues are recorded net of value-added taxes, business taxes and surcharges.

We acquired Jiedian, one of the leading players in the portable power bank sharing business. Jiedian facilitates master power charging boxes in highly frequented points of interest, such as restaurants, bars, gyms, airports, train stations, shopping malls, beauty salons, hospitals and parks. Each charging box contains multiple portable power banks. Revenue from the provision of portable power bank charging services is generally recognized upon completion of the services.

Loans receivable, net

Our loans receivable consist of a loan receivable from a venture capital fund with annual interest rate of from 4.35% and up to 10% based on different conditions.

Loan receivable is carried at amortized cost. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable.

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

Cost method investments

In accordance with ASC 325-20, "Investments-Other: Cost Method Investments", we account for our investment using the cost method of accounting when we do not have significant influence over the investments' business and operations. We carry such investment at cost and recognize as income any dividends received from a distribution of investee's earnings. We review the investment for impairment whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable.

Equity method investments

In accordance with ASC 323 "Investment-Equity Method and Joint Ventures", we apply the equity method of accounting to equity investments, in common stock or in-substance common stock, over which we have significant influence but do not own a majority equity interest or otherwise control. Significant influence is generally considered to exist when we have an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation in the investee's board of directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate. For the investment in limited partnerships, where we hold less than a 20% equity or voting interest, our influence over the partnership operating and financial policies is more than minor, and thus is subject to equity method as well.

Under the equity method of accounting, the affiliated company's accounts are not reflected within our consolidated balance sheets and statements of comprehensive income; however, our share of the earnings or losses of the affiliated company is reflected in the caption "share income from equity method investments" in the consolidated statements of comprehensive income. An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than temporary.

Investment security

We invest in marketable equity security to meet business objectives. In accordance with ASC 320, "Investment Debt and Equity Securities" this marketable security is stated at fair value, classified and accounted for as available-for-sale securities in investment security. The treatment of a decline in the fair value of an individual security is based on whether the decline is other-than-temporary. We assess its available-for-sale securities for other-than-temporary impairment by considering factors including, but not limited to, its ability and intent to hold the individual security, severity of the impairment, expected duration of the impairment and forecasted recovery of fair value. Investments classified as available-for-sale securities are reported at fair value with unrealized gains or losses, if any, recorded in accumulated other comprehensive income in shareholders' equity. If we determine a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss charged in the consolidated statement of comprehensive income.

Fair value

Financial assets and liabilities primarily consist of cash and cash equivalents, short-term investments, accounts receivable, net, loans receivable, net, and certain other current assets, accounts payable, certain other current liabilities, long-term investments and investment security.

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

The carrying amounts of cash and cash equivalents, short-term investments, accounts receivable, loans receivable, net, certain other current assets, accounts payable, certain other current liabilities, approximate their fair value due to the short term maturities of these instruments.

We adopted ASC 820, Fair Value Measurements and Disclosure. ASC 820-10 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Although the adoption of ASC 820 did not impact our financial condition, results of operations or cash flows, ASC 820 requires additional disclosures to be provided on fair value measurement.

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

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of December 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. Commencing in September 2011, in accordance with the FASB revised guidance on “Testing of Goodwill for Impairment,” a company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the company decides, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the implied fair value of the reporting unit’s goodwill and the carrying amount of goodwill will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. Goodwill was allocated to one and two reporting units as of December 31, 2016 and 2017, respectively

Business Combinations

We account for our business combinations using the purchase method of accounting in accordance with ASC 805, Business Combinations (“ASC 805”). The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities we acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings. The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. We determine discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

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

Share-Based Compensation

All stock-based awards granted to the Founders, employees and directors, including Founders’ share, stock options and restricted share units (“RSUs”) are measured at the grant date based on the fair value of the award and are recognized as expenses using straight line method, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. Forfeitures are estimated at the time of grant and revised in the subsequent periods if actual forfeitures differ from those estimates. We adopted Accounting Standard Update (“ASU”) ASU 2016-09—Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting on January 1, 2017 and elected to account for forfeitures as they occur. There was no cumulative-effect adjustment to retained earnings given that the historical estimated forfeiture rates approximated actual forfeiture rates.

We adopted the 2011 plan in March 2011. The maximum number of ordinary shares in respect of which share awards may be granted under the 2011 plan is 10,401,229. The 2011 plan will terminate automatically 10 years after its adoption, unless terminated earlier by our board's approval. As of March 31, 2018, options to purchase 908,989 ordinary shares have been granted and outstanding under the 2011 plan, excluding awards that were forfeited or cancelled after the relevant grant dates.

We adopted the 2014 plan in April 2014. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 plan is 6,300,000 Class A ordinary shares initially. The number of shares reserved for future issuances under the 2014 plan will be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, or such lesser number of Class A ordinary shares as determined by our board of directors, on the first day of each calendar year during the term of the 2014 plan beginning in 2015. Unless terminated earlier, the 2014 plan will terminate automatically in 2024. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 plan is 10,794,484 Class A ordinary shares as of March 31, 2018. As of March 31, 2018, 704,460 restricted share units are granted and outstanding under the 2014 plan.

A summary of our share option activities through March 31, 2018 is presented below (share and per share information is presented to give retroactive effect to the share splits that we have conducted so far).

	Number of Options Granted	Exercise Price	Fair Value of the Options as of the Grant Date	Fair Value of the Underlying Ordinary Shares as of the Grant Date	Intrinsic Value as of the Grant Date
		US$	US$	US$	US$
May 9, 2011	3,640,000	0.00	0.09	0.09	0.09
May 9, 2011	832,000	0.25	0.03	0.09	—
February 23, 2012	250,000	1.08	0.36	0.80	—
September 23, 2012	950,000	1.08	1.98	2.83	1.75
April 8, 2013	500,000	1.08	5.67	6.66	5.58
April 18, 2013	517,500	1.08	5.65	6.66	5.58
May 1, 2013	500,000	1.08	5.66	6.66	5.58
July 1, 2013	50,000	1.08	6.91	7.91	6.83
August 1, 2013	870,000	1.08	6.92	7.91	6.83
December 31, 2013	250,000	1.20	12.41	13.52	12.32
December 31, 2013	150,000	1.08	12.75	13.52	12.44
April 1, 2014	500,000	15.00	10.68	20.02	5.02
March 31, 2015	145,000	15.00	7.70	15.82	0.82
March 31, 2015	600,000	15.00	8.14	15.82	0.82
August 1, 2017	500,000	2.21	1.25	2.25	0.04
August 1, 2017	100,000	2.23	1.25	2.25	0.02
December 1, 2017	500,000	2.50	1.77	2.97	0.47

We estimated the fair value of share options using the binomial option-pricing model with the assistance of an independent valuation firm. The fair value of each option grant up to December 1, 2017 is estimated on the date of grant or date of repurchase with the following assumptions.

	May 9, 2011	May 9, 2011	February 23, 2012	September 23, 2012	April 8, 2013	April 18, 2013	May 1, 2013	July 1, 2013	August 1, 2013	December 31, 2013	April 1, 2014	March 31, 2015	August 1, 2017	December 1, 2017
Risk-free interest rates (%)(1)	3.42%	3.42%	3.21%	2.55%	2.33%	2.24%	2.20%	3.13%	2.92%	3.07%	3.35%	2.52%	2.33%	2.41%
Exercise multiples(2)	2.8	2	2.8	2.8	2.8	2	2.8	2	2.8	2.8	2.2	2.2	2.5	2.5
Expected dividend yield(3)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Expected volatility (%)(4)	54%	54%	47%	45%	44%	44%	44%	43%	43%	43%	43%	46%	63%	65%
Fair market value of ordinary shares (US$)	0.09	0.09	0.80	2.83	6.66	6.66	6.66	7.91	7.91	13.52	20.02	15.82	2.25	2.97

Notes:

(1)	We estimated risk-free interest rate based on the yield to maturity of U.S. dollar denominated Chinese Government bonds with a maturity similar to the expected expiry of the term.

(2)	The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised, based on a consideration of research study regarding exercise pattern based on historical statistical data.

(3)	We have never declared or paid any cash dividends on our capital stock, and we do not anticipate any dividend payments on our ordinary shares in the foreseeable future.

(4)	We estimated expected volatility based on the annualized standard deviation of the daily return embedded in historical share prices of comparable companies with a time horizon close to the expected expiry of the term.

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

We recognize the estimated compensation cost of service-based restricted share units based on the fair value of our ordinary shares on the date of the grant. We recognize the compensation cost over a vesting term of generally four years and starting January 1, 2017, accounts for forfeitures as they occur.

On March 31, 2015, we granted 248,575 restricted shares units of our company, as well as 745,000 share options (at exercise price of US$15.00 per share) to our employees, subject to four-year service vesting schedule.

On August 1, 2016, we granted 100,000 restricted shares of our company to our employees, subject to four-year service vesting schedule.

On January 1, 2017, we granted 125,000 restricted shares of our company to our employees, subject to four-year service vesting schedule.

On March 31, 2017, we granted 250,000 restricted shares of our company to our employees, subject to four-year service vesting schedule.

On May 8, 2017, we granted 100,000 restricted shares of our company to our employees, subject to four-year service vesting schedule.

On August 1, 2017, we granted 600,000 share options (at exercise price from US$2.21 to US$2.23 per share) to our employees, subject to four-year service vesting schedule.

On December 1, 2017, we granted 500,000 share options (at an exercise price of US$2.50 per share) and 100,000 restricted shares of our company to our employees, subject to four-year service vesting schedule.

Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statement of comprehensive income in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized. The Group adopted ASU 2015-17, Income Taxes-Balance Sheet Classification of Deferred Taxes on January 1, 2017, which classifies all deferred tax assets and liabilities as noncurrent. There was no impact to the prior period balance sheet as all deferred tax assets were noncurrent in nature as of December 31, 2016.

Uncertain tax positions

ASC 740, "Tax provision" prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining its provision for income taxes. We recognize interests and penalties, if any, under accrued expenses and other current liabilities on our balance sheet and under other expenses in our consolidated statement of comprehensive income. As of December 31, 2016 and 2017, we did not have any material unrecognized uncertain tax positions.

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

Consolidation of Variable Interest Entities

In order to comply with the PRC laws and regulations which prohibit foreign control of companies involved in the value-added telecommunication service businesses, we operate our website in the PRC through Reemake Media, a consolidated VIE of ours. The equity interests of Reemake Media are legally held by certain shareholders of our company, who are PRC individuals. We obtained control over Reemake Media through Beijing Jumei in April 2011 by entering into a series of contractual arrangements with Reemake Media and the PRC individual shareholders of Reemake Media. These Contractual Agreements include Shareholders' Voting Rights Agreement, Exclusive Consulting and Services Agreement, Exclusive Purchase Option Agreement and Equity Pledge Agreements ("Contractual Agreements"). We obtained control over our other consolidated VIEs through contractual arrangements, substantially the same as those described above. On April 20, 2017, the Contractual Agreements with Reemake Media and its shareholders through Beijing Jumei were terminated, and simultaneously Chengdu Jumei entered into Contractual Agreements with Reemake Media and its shareholders. No material terms or conditions of these agreements were changed or altered and there was no impact to our effective control over Reemake Media.

As a result of these contractual arrangements, we maintain the ability to exercise effective control over our consolidated VIEs and VIEs’ subsidiaries, receive substantially all of the economic benefits and have an exclusive option to purchase all or part of the equity interests and assets in our consolidated VIEs and VIEs' subsidiaries when and to the extent permitted by PRC law at a minimum price. We conclude that we are the primary beneficiary of each of our consolidated VIEs and VIEs' subsidiaries. As such, we consolidated the financial results of the VIEs in our consolidated financial statements as required by SEC Regulation SX-3A-02 and ASC subtopic 810-10, "Consolidation": Overall. We will reconsider the initial determination of whether a legal entity is a consolidated VIEs upon occurrence of certain events listed in ASC 810-10-35-4. We will also continuously reconsider whether we are the primary beneficiary of our VIEs as facts and circumstances change. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure."

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in note 2 to our consolidated financial statements included elsewhere in this annual report.

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

	For the Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for share, per share and per ADS data)
Summary Consolidated Statements of Income:
Net revenues:
Merchandise sales	7,113,278	96.9	6,174,721	98.4	5,634,156	865,954	96.9
Marketplace and other services	229,681	3.1	102,462	1.6	182,676	28,077	3.1
Total net revenues	7,342,959	100.0	6,277,183	100.0	5,816,832	894,031	100.0
Cost of revenues	(5,225,669)	(71.2)	(4,524,897)	(72.1)	(4,527,284)	(695,831)	77.8
Gross profit	2,117,290	28.8	1,752,286	27.9	1,289,548	198,200	22.2
Operating expenses
Fulfillment expenses	(948,954)	(12.9)	(769,651)	(12.3)	(580,792)	(89,266)	(10.0)
Marketing expenses	(655,314)	(8.9)	(427,827)	(6.8)	(401,756)	(61,749)	(6.9)
Technology and content expenses	(169,694)	(2.3)	(216,310)	(3.4)	(200,342)	(30,792)	(3.4)
General and administrative expenses	(191,918)	(2.6)	(206,243)	(3.3)	(144,883)	(22,268)	(2.5)
Total operating expenses	(1,965,880)	(26.7)	(1,620,031)	(25.8)	(1,327,773)	(204,075)	(22.8)
Income from operations	151,410	2.1	132,255	2.1	(38,225)	(5,875)	(0.7)
Other income/(expenses)
Interest income	114,123	1.6	85,597	1.4	65,515	10,069	1.1
Others, net	(59,289)	(0.8)	76,271	1.2	(45,393)	(6,977)	(0.8)
Share of income from equity method investment	—	—	2,452	0.0	4,903	754	0.1
Impairment of investment security, net of nil tax	—	—	(114,789)	(1.8)	-	-	—
Income before tax	206,244	2.9	181,786	2.9	(13,200)	(2,029)	(0.2)
Income tax expenses	(71,403)	(1.0)	(31,604)	(0.5)	(23,778)	(3,655)	(0.4)
Net income	134,841	1.9	150,182	2.4	(36,978)	(5,684)	(0.6)
Net income attributable to noncontrolling interests	(11,925)	(0.2)	(7,958)	(0.1)	-	-	—
Net income attributable to Jumei's ordinary shareholders	122,916	1.7	142,224	2.3	(36,978)	(5,684)	(0.6)

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Net revenues. Our net revenues decreased by 7.3% from RMB6.3 billion in 2016 to RMB5.8 billion (US$894.0 million) in 2017, which included RMB5.6 billion (US$866.0 million) generated from merchandise sales and RMB182.7 million (US$28.1 million) generated from marketplace services. The decrease of net revenue was primarily attributable to the decrease in active customers. The decrease in revenue from domestic merchandise was a result of decline in sales volume, mainly attributable to the fierce competition in China’s online sales market. The number of our active customers decreased from approximately 15.4 million in 2016 to approximately 15.1 million in 2017. The number of our total orders increased from approximately 61.5 million in 2016 to approximately 63.5 million in 2017.

Cost of revenues. Our cost of revenues generally remain the same of RMB4.5 billion in 2016 as RMB4.5 billion (US$695.8 million) in 2017, which was mainly due to the increase in sales tax under the regulation of import tax on consumer goods imported through cross-border e-commerce platforms.

Gross profit. Our gross profit decreased by 26.4% from RMB1.8 billion in 2016 to RMB1.3 billion (US$198.2 million) in 2017, and our gross profit as a percentage of net revenues decreased from 27.9% to 22.2% during the same period. Our gross profit as a percentage of our net GMV decreased from 24.0% in 2016 to 19.5% in 2017. The lower gross profit margin in 2017 is mainly attributed to the change of PRC regulation of import tax on consumer goods imported through cross-border e-commerce platforms.

Operating expenses. Our operating expenses decreased from RMB1.6 billion in 2016 to RMB1.3 billion (US$204.1 million) in 2017. Our operating expenses as a percentage of our net GMV decreased from 22.2% in 2016 to 20.1% in 2017.

•	Fulfillment expenses. Our fulfillment expenses decreased from RMB769.7 million in 2016 to RMB580.8 million (US$89.3 million) in 2017. The decrease was primarily attributable to the decrease in the number of orders fulfilled. The number of orders that we fulfilled decreased from approximately 56.5 million in 2016 to approximately 52.8 million in 2017. Our fulfillment expenses as a percentage of our net GMV remained stable at 8.8% from 2016 to 2017. In particular, expenses related to wrap pages and revolving materials decreased mainly due to the decline in sales volume of baby and maternity products, which consume relatively higher level of wrap page expenses.

In 2017, we offer free shipping for two items or above, or RMB299 or above order size. Although our shipping policies do not necessarily pass the full cost of shipping on to our customers, these policies improve customers' shopping experience and promote customer loyalty, which in turn help us acquire and retain customers. Shipping expenses amounted to RMB311.4 million in 2016 and RMB242.4 million (US$37.3 million) in 2017, primarily because of a decrease in fulfilled orders generated by Jumei Global.

•	Marketing expenses. Our marketing expenses decreased from RMB427.8 million in 2016 to RMB401.8 million (US$61.7 million) in 2017, which was primarily attributable to a decrease in use of live streaming promotional videos and a decrease in traditional advertising. Our marketing expenses as a percentage of our net GMV slightly increased from 5.9% in 2016 to 6.1% in 2017.

•	Technology and content expenses. Our technology and content expenses decreased from RMB216.3 million in 2016 to RMB200.3 million (US$30.8 million) in 2017. The decrease in our technology and content expenses was primarily attributable to the decrease of RMB26.5 million (US$4.1 million) in server rental and bandwidth fees, and the decrease of RMB2.6 million (US$0.4 million) in rental expenses. Our technology and content expenses as a percentage of our net GMV remained at 3.0% in 2017 compared with 2016.

•	General and administrative expenses. Our general and administrative expenses decreased from RMB206.2 million in 2016 to RMB144.9 million (US$22.3 million) in 2017, primarily due to the decrease of RMB30.5 million (US$4.7 million) in bad expenses and the decrease of RMB11.0 million (US$1.7 million) in office expenses on general and administrative personnel. Our general and administrative personnel decreased from 467 in 2016 to 412 in 2017. Our general and administrative expenses as a percentage of our net GMV increased from 2.8% in 2016 to 2.2% in 2017.

Interest income. Our interest income decreased from RMB85.6 million in 2016 to RMB65.5 million (US$10.1 million) in 2017 primarily due to reduced purchase of wealth management products.

Other income/expense. We had net other expense of RMB45.4 million (US$7.0 million) in 2017 as compared to RMB76.3 million in 2016 of net other income we incurred in 2016, primarily due to an exchange loss of RMB87.8 million (US$13.5 million) in 2017 and ADS reimbursement of RMB10.8 million (US$1.7 million) recognized in 2017.

Income tax expense. Our income tax expense decreased RMB31.6 million in 2016 to RMB23.8 million (US$3.7 million) in 2017 primarily due to a decrease in our taxable income. Our effective tax rate decreased from 17.4% in 2016 to negative 180.1% in 2017 due to the reverse of valuation allowance accrued in 2017 as a result of that the entities previously projected as loss turned out to be gain in 2017.

Net income. As a result of the foregoing, our net income decreased from RMB150.2 million in 2016 to net losses of RMB37.0 million (US$5.7 million) in 2017.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Net revenues. Our net revenues decreased by 14.5% from RMB7.3 billion in 2015 to RMB6.3 billion in 2016, which included RMB6.2 billion generated from merchandise sales and RMB102.5 million generated from marketplace services. The decrease of net revenue was primarily attributable to the decrease in active customers and total orders, especially such decrease as contributed by Jumei Global. The decrease in revenue from Jumei Global was a result of decline in sales volume, mainly attributable to the change of PRC regulation of import tax on consumer goods imported through cross-border e-commerce platforms. The number of our active customers decreased from approximately 16.0 million in 2015 to approximately 15.4 million in 2016. The number of our total orders decreased from approximately 73.2 million in 2015 to approximately 61.5 million in 2016.

Cost of revenues. Our cost of revenues decreased from RMB5.2 billion in 2015 to RMB4.5 billion in 2016, which was generally in line with the decrease in merchandise sales for the same period.

Gross profit. Our gross profit decreased by 17.2% from RMB2.1 billion in 2015 to RMB1.8 billion in 2016, and our gross profit as a percentage of net revenues decreased from 28.8% to 27.9% during the same period. Our gross profit as a percentage of our net GMV increased from 23.7% in 2015 to 24.0% in 2016. The lower gross profit margin in 2016 is mainly attributed to the change of PRC regulation of import tax on consumer goods imported through cross-border e-commerce platforms.

Operating expenses. Our operating expenses decreased from RMB2.0 billion in 2015 to RMB1.6 billion in 2016. Our operating expenses as a percentage of our net GMV increased from 22.0% in 2015 to 22.2% in 2016.

•	Fulfillment expenses. Our fulfillment expenses decreased from RMB949.0 million in 2015 to RMB769.7 million in 2016. The decrease was primarily attributable to the decrease in the number of orders fulfilled. The number of orders that we fulfilled decreased from approximately 64.2 million in 2015 to 56.5 million in 2016. Our fulfillment expenses as a percentage of our net GMV remained stable at 10.6% from 2015 to 2016. In particular, expenses related to wrap pages and revolving materials decreased mainly due to the decline in sales volume of baby and maternity products, which consume relatively higher level of wrap page expenses.

In 2016, we offer free shipping for two items or above, or RMB299 or above order size. Although our shipping policies do not necessarily pass the full cost of shipping on to our customers, these policies improve customers' shopping experience and promote customer loyalty, which in turn help us acquire and retain customers. Shipping expenses amounted to RMB338.1 million in 2015 and RMB311.4 million in 2016, primarily because a decrease in fulfilled orders generated by Jumei Global.

•	Marketing expenses. Our marketing expenses decreased from RMB655.3 million in 2015 to RMB427.8 million in 2016, which was primarily attributable to less spending on traditional marketing campaigns, partially offset by the increase of live broadcasting promotional videos as our major marketing efforts. Our marketing expenses as a percentage of our net GMV decreased from 7.3% in 2015 to 5.9% in 2016.

•	Technology and content expenses. Our technology and content expenses increased from RMB169.7 million in 2015 to RMB216.3 million in 2016. The increase in our technology and content expenses was primarily attributable to the increase of RMB12.8 million in server rental and bandwidth fees, and the increase of RMB27.7 million in staff costs on technology and content personnel. Our technology and content personnel increased from 674 in 2015 to 726 in 2016. Our technology and content expenses as a percentage of our net GMV increased from 1.9% in 2015 to 3.0% in 2016.

•	General and administrative expenses. Our general and administrative expenses increased from RMB191.9 million in 2015 to RMB206.2 million in 2016, primarily due to the increase of RMB5.1 million in staff costs on general and administrative personnel and the increase of RMB11.0 million in professional consulting fees. Our general and administrative personnel increased from 403 in 2015 to 467 in 2016. Our general and administrative expenses as a percentage of our net GMV increased from 2.2% in 2015 to 2.8% in 2016.

Interest income. Our interest income decreased from RMB114.1 million in 2015 to RMB85.6 million in 2016 primarily due to reduced purchase of wealth management products.

Other income/expense, net. We had net other income of RMB76.3 million in 2016, as compared to RMB59.3 million of net other expense we incurred in 2015, primarily due to an exchange gain of RMB28.0 million in 2016 and ADS reimbursement of RMB10.6 million recognized in 2016.

Income tax expense. Our income tax expense decreased from RMB71.4 million in 2015 to RMB31.6 million in 2016 primarily due to a decrease in our taxable income. Our effective tax rate decreased from 34.5% in 2015 to 17.4% in 2016 due to the reverse of valuation allowance accrued in 2015 as a result of that the entities previously projected as loss turned out to be gain in 2016.

Net income. As a result of the foregoing, our net income increased from RMB134.8 million in 2015 to RMB150.2 million in 2016.

B.	Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated by operating activities and the issuance of Class A ordinary shares in our initial public offering and our concurrent private placement in May 2014, as well as of preferred shares in private placements. As of December 31, 2017, our principal sources of liquidity was RMB2.4 billion (US$364.8 million) of cash, cash equivalents and short-term investments. Our cash and cash equivalents represent cash on hand, time deposits and highly liquid investments placed with banks or other financial institutions, which have original maturities of three months or less and are readily convertible to known amounts of cash. Short-term investments comprise of the term deposits as well as highly liquid investments placed with banks with original maturities longer than three months but less than one year. We believe that our current cash and cash equivalents, short-term investments and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. We may, however, need additional capital in the future to fund our continued operations.

Although we consolidate the results of our consolidated VIEs, we only have access to the assets or earnings of our consolidated VIEs through our contractual arrangements with them. See "Item 4. Information on the Company — C. Organizational Structure." For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see "—Holding Company Structure."

As of December 31, 2017, our subsidiaries in China held cash and cash equivalents and short-term investments in the amount of RMB2.1 billion (US$315.7 million), and our consolidated VIEs and their subsidiaries held cash and cash equivalents and short-term investments in the amount of RMB9.5 million (US$1.5 million), which includes cash reserved to settle payables to our subsidiary in China. We would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiaries in China to our offshore subsidiaries. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balance in China for general corporate purpose.

The following table sets forth a summary of our cash flows for the periods indicated:

	As of December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by/(used in) operating activities	151,497	83,518	(440,495)	(67,706)
Net cash provided by/(used in) investing activities	1,383,691	(440,461)	(1,309,126)	(201,210)
Net cash provided by/(used in) financing activities	4,417	13,285	(91,248)	(14,025)
Effect of exchange rate changes on cash and cash equivalents	12,555	80,842	(59,455)	(9,132)
Net increase/(decrease) in cash and cash equivalents	1,552,160	(262,816)	(1,900,324)	(292,073)
Cash and cash equivalents at beginning of year	1,012,127	2,564,287	2,301,471	353,728
Cash and cash equivalents at end of year	2,564,287	2,301,471	401,147	61,655

Operating Activities

Net cash used in operating activities amounted to RMB440.5 million (US$67.7 million) in 2017, which was primarily attributable to a net loss of RMB37.0 million (US$5.7 million), adjusted for non-cash items of RMB204.0 million (US$31.3 million) and a net decrease of RMB119.5 million (US$18.4 million) in change in working capital. The net decrease in change in working capital was primarily attributable to decreases in prepayments of RMB236.4 million (US$36.3million) and accounts payable of RMB66.2 million (US$10.2 million), respectively, partially offset by decreases in accrued expense of RMB171.2 million (US$26.3 million) and inventories of RMB32.0 million (US$4.9 million).

Net cash provided by operating activities amounted to RMB83.5 million in 2016, which was primarily attributable to a net income of RMB150.2 million, adjusted for non-cash items of RMB155.0 million and a net decrease of RMB221.7 million in change in working capital. The net decrease in change in working capital was primarily attributable to a decrease in accounts payable of RMB455.9 million, partially offset by a decrease in inventories of RMB307.2 million.

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

Investing Activities

Net cash used in investing activities amounted to RMB1.3 billion (US$201.2 million) in 2017, which was primarily attributable to the maturity of RMB5.6 billion of our short term investment, partially offset by our purchase of RMB4.3 billion of short term investment.

Net cash used in investing activities amounted to RMB440.5 million in 2016, which was primarily attributable to the maturity of RMB3.1 billion of our short term investment, partially offset by our purchase of RMB3.4 billion of short term investment.

Net cash provided by investing activities amounted to RMB1.4 billion in 2015, which was primarily attributable to the maturity of RMB5.0 billion of our short term investments, partially offset by our purchase of RMB2.8 billion of short term investments, and the investment of RMB558.0 million in BabyTree and RMB172.6 million in investment security.

Financing Activities

Net cash used in financing activities amounted to RMB91.2 million (US$14.0 million) in 2017, which was attributable to RMB92.6 million (US$14.2 million) purchase of redeemable noncontrolling interests.

Net cash provided by financing activities amounted to RMB13.3 million in 2016, which was attributable to RMB2.4 million of proceed from exercises of share options and RMB11.1 million of proceeds from bank loans which derived from a disposed subsidiary in South Korea.

Net cash provided by financing activities amounted to RMB4.4 million in 2015, which was attributable to RMB9.8 million of proceeds from exercises of share options and RMB11.1 million of proceeds from bank loans, partially offset by RMB15.4 million in payback of short-term borrowings.

Capital Expenditures

Our capital expenditures amounted to RMB36.5 million, RMB130.2 million and RMB586.3 million (US$90.1 million) in 2015, 2016 and 2017, respectively. Our capital expenditures have been principally used for purchasing land use rights, renovation and purchase of equipment for new logistics centers and our leased office in Beijing, as well as purchases of equipment related to our research and development efforts. On January 29, 2016, we acquired land use rights with RMB84.1 million for 169,456 square meters of warehouse land in Suzhou. In 2017, our investment on construction in process was RMB78.8 million (US$12.1 million).

Holding Company Structure

Jumei International Holding Limited is a holding company with no material operations of its own. We conduct our operations primarily through our wholly owned subsidiaries and our consolidated VIEs in China. As a result, our ability to pay dividends depends upon dividends paid by our wholly owned subsidiaries. If our wholly owned subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our wholly owned PRC subsidiaries and our consolidated affiliated entity is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, as of December 31, 2017, we had RMB42.6 million (US$6.5 million) in statutory reserves that are not distributable as cash dividends. We currently plan to reinvest all earnings from our PRC subsidiaries to their business developments and do not plan to request dividend distributions from them.

The exclusive consulting and services agreement entered into among Chengdu Jumei, Reemake Media and the shareholders of Reemake Media requires Reemake Media to pay service fees in Renminbi to Chengdu Jumei in the manner and amount set forth in such agreement. After paying the applicable withholding taxes and making appropriations for the statutory reserve, the remaining net profits of our PRC subsidiaries would be available for distribution to our offshore companies. As an offshore holding company of our PRC subsidiaries and consolidated VIEs, we may make loans to our PRC subsidiaries and consolidated VIEs. Any loans to our PRC subsidiaries are subject to foreign exchange loan registrations with relevant governmental authorities in China, and loans by us to our VIEs, which are domestic PRC entities, must be registered with the National Development and Reform Commission and must also be registered with SAFE or its local branches. We may also finance our subsidiaries by means of capital contributions. See "Item 3. Key Information — D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business."

Furthermore, cash transfers from our PRC subsidiaries to our offshore companies are subject to PRC government control of currency conversion. For example, remittance of dividends by our PRC subsidiaries out of China is subject to examination by the banks designated by SAFE. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and our consolidated VIEs to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See "Item 3. Key Information — D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment."

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2015, 2016 and 2017 were increases of 1.6%, 2.1% and 1.6%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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

Technology and content development expenses consist primarily of payroll and related costs for employees involved in application development, category expansion, editorial content production on our internet platform and system support expenses, as well as server charges and costs associated with telecommunications. We incurred RMB169.7 million, RMB216.3 million and RMB200.3 million (US$30.8 million) in technology and content development expenses in 2015, 2016 and 2017, respectively.

Intellectual Property

We regard our trademarks, software copyrights, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark, copyright and trade secret protection laws in the PRC, as well as confidentiality procedures and contractual provisions with our employees, service providers, suppliers, third-party merchants and others to protect our proprietary rights. As of December 31, 2017, we owned 432 registered trademarks, copyrights to 69 software programs developed by us relating to various aspects of our operations, and 64 registered domain names, including jumei.com and jumeiglobal.com.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2017 to December 31, 2017 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder's equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F.	Tabular Disclosure of Contractual Obligations

We lease our facilities and offices under non-cancellable operating lease agreements. The rental expenses were RMB99.1 million, RMB95.7 million and RMB74.4 million (US$11.4 million) during the years ended December 31, 2015, 2016 and 2017, respectively.

As of December 31, 2017, future minimum commitment under non-cancelable agreements were as follows:

RMB (in thousand)	Total	2018	2019	2020	2021	2022 and thereafter
Operating lease	154,171	60,443	46,913	31,043	15,772	-

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2017.

G.	Safe Harbor

This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled "Item 3. Key Information—D. Risk Factors," "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects." These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "may," "will," "expect," "anticipate," "future," "intend," "plan," "believe," "estimate," "is/are likely to" or other and similar expressions. Forward-looking statements involve inherent risks and uncertainties. You should not place undue reliance on these forward-looking statements.

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

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. In April 2018, Mr. Yunsheng Zheng tendered his resignation as chief financial officer for personal reasons, effective on April 11, 2018. Our board is actively search for a new chief financial officer, and Mr. Leo Ou Chen will act as our chief financial officer in the interim. In July 2017, Mr. Yusen Dai, the co-founder of the Company, tendered his resignation from the position of director and vice president of products of the Company for personal reasons, effective immediately.

Directors and Executive Officers	Age	Position/Title
Leo Ou Chen	35	Founder, Chairman of the Board of Directors and Chief Executive Officer Acting Chief Financial Officer
Sean Shao	61	Independent director
Zhenquan Ren	45	Independent director
Mang Su	46	Independent director
Adam J. Zhao	50	Independent director
Huipu Liu	39	Senior Vice President

Mr. Leo Ou Chen is our founder and has served as our chairman and chief executive officer since our inception. Mr. Chen received an MBA degree from Stanford University in 2009, and a bachelor's degree in computer science from Nanyang Technological University in Singapore in 2005.

Mr. Sean Shao currently serves as (i) independent director and chairman of the audit committee of: 21Vianet Group, Inc., a carrier-neutral internet data center services provider listed on Nasdaq since August 2015; Jumei International Holding Ltd., an e-commerce company listed on NYSE since May 2014; LightInTheBox Holdings Co. Ltd., an e-commerce company listed on NYSE since June 2013 and UTStarcom Holdings Corp., a provider of broadband equipment and solutions listed on Nasdaq since October 2012, (ii) independent director and chairman of the audit and compensation committees of China Biologic Products, Inc., a biopharmaceutical company listed on Nasdaq since July 2008. He served as the chief financial officer and a Board member of Trina Solar Limited from 2006 to 2008 and from 2015 to 2017 respectively. In addition, Mr. Shao served from 2004 to 2006 as the chief financial officer of ChinaEdu Corporation, an educational service provider, and of Watchdata Technologies Ltd., a Chinese security software company. Prior to that, Mr. Shao worked at Deloitte Touche Tohmatsu CPA Ltd. for approximately a decade. Mr. Shao received his master's degree in health care administration from the University of California at Los Angeles in 1988 and his bachelor's degree in art from East China Normal University in 1982. Mr. Shao is a member of the American Institute of Certified Public Accountants.

Mr. Zhenquan Ren has served as our independent director since April 2015. Mr. Ren is a founder of Star VC, a venture capital firm established in 2014. In 2013, Mr. Ren founded Beijing Hot and Spicy Investment Limited Company and established "Hot and Spicy No.1" hotpot brand. In 2011, Mr. Ren established Ren Quan Studio, which has gone on to produce many well-known TV shows and films in China. Prior to that, Mr. Ren was an actor for Hua Yi Brothers. Mr. Ren graduated from the Shanghai Theatre Academy in 1997 and completed his EMBA at the Cheung Kong Graduate School of Business in 2013.

Ms. Mang Su has served as our independent director since April 2015. In March 2018, Ms. Su tendered her resignation as the president of Trends Media Group, or Trends, which will become effective upon May 8, 2018. Trends is a major magazine publisher in China with over 10 titles including Cosmopolitan, Esquire, Harper's BAZAAR, Trendshome, and Trendshealth. Ms. Su joined Trends in 1994 where she was instrumental in launching and managing Trend's magazine portfolio. Ms. Su has accumulated extensive media management experience through a career that spans many years and includes a diverse number of roles in editorial, advertising, marketing and distribution positions. Ms. Su launched BAZAAR Charity Night in 2003. Ms. Su graduated from the China Conservatory of Music, and received her EMBA degree from Cheung Kong Graduate School of Business.

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

Mr. Huipu Liu has served as our senior vice president since February 2012. Prior to joining us, he was the vice president of human resources and marketing of Jiayuan.com International Ltd., from 2009 and 2011. He was the general manager of Zhejiang Branch of chinahr.com from 2007 to 2009. From 2005 to 2007, he served as a deputy manager of the training department of Century 21 Real Estate China. He received his bachelor's degree in engineering from University of Science and Technology Beijing in China in 2003.

B.	Compensation

For the fiscal year ended December 31, 2017, we paid an aggregate of RMB1.7 million (US$0.3 million) in cash to our executive officers, and we paid an aggregate of RMB2.1 million (US$0.3 million) in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee's salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

The following table summarizes, as of March 31, 2018, the options and restricted shares units granted under our 2011 plan and 2014 plan to our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Huipu Liu	*	1.07692	February 23, 2012	February 28, 2022
	*	1.07692	September 23, 2012	September 30, 2022
	*	1.07692	May 1, 2013	April 30, 2023
	*	15.00	March 31, 2015	April 1, 2025

*Less than 1% of our total outstanding share capital.

As of March 31, 2018, other individuals as a group hold options to purchase a total of 2,449,139 Class A ordinary shares of our company, with exercise prices ranging from nil to US$15 per share, as well as 704,460 restricted shares units of our company.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer's employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three-month advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer's employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as a principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer's termination, or in the year preceding such termination, without our express consent.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

2011 Global Share Plan

In March 2011, our board of directors approved the 2011 plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. On April 8, 2011, our board of directors approved that the maximum aggregate number of our ordinary shares which may be issued pursuant to all awards under the 2011 plan is 10,401,229 shares. As of March 31, 2018, options to purchase 908,989 ordinary shares have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

Award Agreement. Awards granted under the 2011 plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee's employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

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

2014 Plan

We adopted the 2014 plan in April 2014. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 plan is 6,300,000 Class A ordinary shares initially. The number of shares reserved for future issuances under the 2014 plan will be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, or such lesser number of Class A ordinary shares as determined by our board of directors, on the first day of each calendar year during the term of the 2014 plan beginning in 2015. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 plan is 10,794,484 Class A ordinary shares as of March 31, 2018. As of March 31, 2018, 704,460 restricted share units have been granted under the 2014 plan.

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

Committees of the Board of Directors

We have three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees, which charters are available on our investor relations website at http://ir.jumei.com/. Each committee's members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Sean Shao, Mr. Zhenquan Ren and Ms. Mang Su. Mr. Sean Shao is the chairman of our audit committee. Our board has determined that Mr. Sean Shao, Mr. Zhenquan Ren and Ms. Mang Su satisfy the "independence" requirements of Section 303A of the Corporate Governance Rules of the NYSE and meet the independence standards under Rule 10A-3 under the Exchange Act. Mr. Sean Shao currently also serves on the audit committees of: 21Vianet Group, Inc., a Nasdaq-listed company; LightInTheBox Holdings Co. Ltd., a NYSE-listed company; UTStarcom Holdings Corp., a Nasdaq-listed company; and China Biologic Products, Inc., a Nasdaq-listed company. Our board of directors has determined that the simultaneous service of Mr. Sean Shao on the audit committees of these public companies would not impair the ability of Mr. Sean Shao to effectively serve on the audit committee of our board of directors. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management's response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Mr. Sean Shao, Mr. Zhenquan Ren and Ms. Mang Su. Mr. Zhenquan Ren is the chairman of our compensation committee. Our board has determined that Mr. Sean Shao, Mr. Zhenquan Ren and Ms. Mang Su satisfy the "independence" requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person's independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Sean Shao, Mr. Zhenquan Ren and Ms. Mang Su. Ms. Mang Su is the chairwoman of our nominating and corporate governance committee. Our board has determined that Mr. Sean Shao, Mr. Zhenquan Ren and Ms. Mang Su satisfy the "independence" requirements of Section 303A of the Corporate Governance Rules of the NYSE. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

As of December 31, 2017, we had 2,886 full-time employees, compared with 2,869 and 2,913 employees as of December 31, 2015 and 2016, respectively. The following table sets forth the number of our full-time employees categorized by areas of operations as of December 31, 2017:

Function	Number of Employees
Products	171
Business development	952
Administration and management	244
Technology support	382
Logistics and delivery	820
Customer service	284
Marketing	33
Total	2,886

In addition to our full-time employees, we used 229 contract workers dispatched to us by staffing agencies as of December 31, 2017. These contract workers are primarily responsible for customer service, logistics and delivery services.

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

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2018 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 150,073,181 ordinary shares outstanding as of March 31, 2018, comprising of 99,180,983 Class A ordinary shares and 50,892,198 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned
	Class A ordinary Shares	Class B ordinary Shares	Total ordinary shares on an as-converted basis	Percentage of total ordinary shares on an as-converted basis	% of aggregate voting power †
Directors and Executive Officers:**
Leo Ou Chen (1)	—	50,892,198	50,892,198	34.0	83.7
Sean Shao (2)	—	—	—	—	—
Zhenquan Ren (3)	—	—	—	—	—
Mang Su (4)	—	—	—	—	—
Adam J. Zhao (5)	—	—	—	—	—
Huipu Liu	*	—	*	*	*
All Directors and Executive Officers as a Group	*	50,892,198	51,288,156	34.2	83.8
Principal Shareholders:
Super ROI Global Holding Limited (6)	—	50,892,198	50,892,198	34.0	83.7

*	Less than 1% of our total outstanding shares.

**	Except for Mr. Sean Shao, Mr. Zhenquan Ren, Ms. Mang Su and Mr. Adam J. Zhao the business address for our directors and executive officers is 20th Floor, Tower B, Zhonghui Plaza, 11 Dongzhimen South Road, Dongcheng District, Beijing 100007, The People's Republic of China.

†	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)	Represents 50,892,198 Class B ordinary shares directly held by Super ROI Global Holding Limited, a British Virgin Islands company beneficially owned by Mr. Chen through a trust, as described in footnote (7) below.

(2)	The business address of Mr. Shao is 9H-7 Dongsanhuanzhonglu, Fortune Plaza, Tower A, Chao Yang District, Beijing, PRC 100020.

(3)	The business address of Mr. Zhenquan Ren is CF05 Laijin Creative Industrial Park, No.1, Balizhuangdongli, Chaoyang District, Beijing, PRC 100025.

(4)	The business address of Ms. Mang Su is 21/F, Trends Building, The Place, No. 9 Guanghua Road, Chaoyang District, Beijing, PRC 100020.

(5)	The business address of Mr. Adam J. Zhao is 12th Floor, Tower B, Qinghua Tongfang Science & Technology Plaza, No.1 Wangzhuang Road, Haidian District, Beijing.

(6)	Represents 50,892,198 Class B ordinary shares directly held by Super ROI Global Holding Limited, a British Virgin Islands company beneficially owned by Mr. Leo Ou Chen through a trust. The registered address of Super ROI Global Holding Limited is P.O. Box 3321, Drake Chambers, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of March 31, 2018, 100,628,276 of our Class A ordinary shares are held by one record holder in the United States, which is the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our Class A ordinary shares in the United States. As of March 31, 2018, none of our Class B ordinary shares are held by U.S. record holders.

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

As of March 31, 2018, Mr. Leo Ou Chen owned 83.7% of the total voting rights in our company. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

Please refer to "Item 6. Directors, Senior Management and Employees—E. Share Ownership."

B.	Related Party Transactions

Contractual Arrangements with Our Variable Interest Entities and Their Respective Shareholders

Due to PRC legal restrictions on foreign ownership and investment in value-added telecommunication service businesses, we conduct such activities through contractual arrangements with Reemake Media, a consolidated VIE of ours in China. Through Beijing Jumei, we obtained control over Reemake Media in April 2011 by entering into a series of contractual arrangements with Reemake Media and the shareholders of Reemake Media. The contractual arrangements, except for the exclusive consulting and services agreement, were subsequently amended and restated in January 2014. Reemake Media holds our ICP License as an internet information provider and operates our website. For a description of these contractual arrangements, see "Item 4. Information on the Company — C. Organizational Structure."

Employment Agreements and Indemnification Agreements

See "Item 6. Directors, Senior Management and Employees—B. Compensation — Employment Agreements and Indemnification Agreements."

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

Expenses of Registration. We will bear all registration expenses, other than underwriting discounts and selling commissions incurred in connection with any demand, piggyback or F-3 registration, except each holder that exercised its demand, piggyback or F-3 registration rights will bear such holder's proportionate share (based on the total number of shares sold in such registration other than for our account) of all underwriting discounts and selling commissions and disbursements of one separate counsel for the holders.

Termination of Obligations. We have no obligation to effect any demand, piggyback or Form F-3 registration upon the fifth anniversary after the completion of our initial public offering in May 2014.

Share Incentive Plan

See "Item 6. Directors, Senior Management and Employees — B. Compensation — 2011 Global Share Plan" and "Item 6. Directors, Senior Management and Employees — B. Compensation — 2014 Plan."

Other Related Party Transactions

Venture capital fund. In 2015, 2016 and 2017, respectively, we had nil, RMB1.6 million and RMB7.3 million (US$1.1 million) of interest income of loans receivable from a venture capital fund, an investee of ours accounted for as equity method. As of December 31, 2017, we had RMB73.3 million (US$11.3 million) of loan receivable and RMB8.9 million (US$1.4 million) of interest receivable from this venture capital fund.

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

In December 2014, four putative shareholder class action lawsuits were filed in the United States District Courts for the Southern District of New York and the Eastern District of New York against our company, certain current and former officers and directors of our company, and underwriters in our initial public offering: Lu v. Jumei International Holding Limited et al., Civil Action No. 14 CV 9826 (S.D.N.Y.) (filed on December 11, 2014); Yim v. Jumei International Holding Limited et al., Civil Action No. 14 CV 7269 (E.D.N.Y.) (filed on December 12, 2014, voluntarily dismissed by plaintiffs on March 9, 2015); Yin v. Jumei International Holding Limited et al., Civil Action No. 14 CV 9957 (S.D.N.Y.) (filed on December 17, 2014); and Brock v. Jumei International Holding Limited et al., Civil Action No. 14 CV 9993 (S.D.N.Y.) (filed on December 18, 2014). The complaints in the above-mentioned putative shareholder class action lawsuits allege that our company's registration statement for our initial public offering and/or certain subsequent press releases, financial statements, and other disclosures made by our company contained material misstatements or omissions in violation of the federal securities laws. On March 9, 2015, the plaintiffs voluntarily dismissed without prejudice the putative class action originally filed in the District Court for the Eastern District of New York, Yim v. Jumei International Holding Limited et al. On June 22, 2015, the District Court for the Southern District of New York consolidated the remaining three putative class actions into one action, In re Jumei International Holding Limited Securities Litigation, Civil Action No. 14 CV 9826 (S.D.N.Y.), appointed a lead plaintiff and approved the lead plaintiff's selection of lead counsel. On October 16, 2015, the lead plaintiff filed—purportedly on behalf a class of persons who allegedly suffered damages as a result of their trading activities related to our ADSs between May 16, 2014 and November 19, 2014—a Consolidated Amended Complaint, which advances similar allegations as the previously filed complaints, and alleges violations of Sections 11 and 15 of the Securities Act of 1933, 15 U.S.C. §§ 77k and 77o and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, 15 U.S.C. §§ 78(b) and 78t(a), and Rule 10b-5 promulgated thereunder, 17 C.F.R. § 240.10b-5. On March 22, 2016, we and the underwriters in our initial public offering filed a joint motion to dismiss the Consolidated Amended Complaint. On January 10, 2017, the court issued an opinion and order granting our and the underwriters' joint motion to dismiss the Consolidated Amended Complaint; on January 11, 2017, the court entered a judgment dismissing the case accordingly.

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

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See "Item 4. Information on the Company — B. Business Overview — Regulation — Regulations Relating to Dividend Distribution."

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

Our ADSs, each representing one of our Class A ordinary share, have been listed on the NYSE since May 16, 2014. Our ADSs trade under the symbol "JMEI." Up to April 26, 2018 (starting from May 16, 2014), the trading price of our ADSs on the NYSE ranged from US$2.00 to US$39.45 per ADS.

The following table provides the high and low trading prices on the NYSE for the periods indicated below.

	Trading Price
	High	Low
Quarterly Highs and Lows
2014
Second Quarter 2014 (since May 16, 2014)	32.49	22.00
Third Quarter 2014	39.45	23.00
Fourth Quarter 2014	27.60	12.58
2015
First Quarter 2015	17.17	12.11
Second Quarter 2015	28.17	15.18
Third Quarter 2015	22.65	8.32
Fourth Quarter 2015	11.89	7.51
2016
First Quarter 2016	9.14	4.90
Second Quarter 2016	6.60	4.10
Third Quarter 2016	5.99	3.80
Fourth Quarter 2016	6.19	4.17
2017
First Quarter 2017	5.01	3.55
Second Quarter 2017	3.82	2.11
Third Quarter 2017	4.20	2.00
Fourth Quarter 2017	3.94	2.60
Monthly Highs and Lows
October 2017	3.25	2.60
November 2017	3.94	2.67
December 2017	3.19	2.78
January 2018	4.03	2.96
February 2018	3.15	2.50
March 2018	3.38	2.78
April 2018 (through April 26, 2018)	2.98	2.51

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing one of our Class A ordinary share, have been quoted on the NYSE system under the symbol "JMEI" since May 16, 2014.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands exempted company and our affairs are governed by our second amended and restated memorandum and articles of association and the Companies Law (2018 Revision) of the Cayman Islands, which we refer to as the Companies Law below. Our second amended and restated memorandum and articles of association became effective in May 2014. The following are summaries of material provisions of our second amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

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

Board of Directors

See "Item 6. Directors, Senior Management and Employees—C. Board Practices."

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

Voting Rights. On a show of hands each shareholder is entitled to one vote or, on a poll, each holder of Class A ordinary shares is entitled to one vote, while each holder of Class B ordinary shares is entitled to ten votes, voting together as one class on all matters that require a shareholder's vote. Voting at any shareholders' meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one or more shareholders present in person or by proxy.

A quorum required for a meeting of shareholders consists of at least two holders of our shares being not less than an aggregate of fifty percent (50%) of all votes attaching to all of our shares in issue and entitled to vote. Shareholders may be present in person or by proxy or, if the shareholder is a legal entity, by its duly authorized representative. Shareholders' meetings may be convened by the chairman or a majority of our board of directors on its own initiative or upon a request to the directors by shareholders holding no less than one-third of our voting share capital. Advance notice of at least ten days is required for the convening of our annual general shareholders' meeting and any other general shareholders' meeting.

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

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of our ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately. Any distribution of assets or capital to a holder of a Class A ordinary share and a holder of a Class B ordinary share will be the same in any liquidation event. We are a "limited liability" company registered under the Companies Law, and under the Companies Law, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our second amended and restated memorandum of association contains a declaration that the liability of our members is so limited.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company's profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

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

"Limited liability" means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

C.	Material Contracts

In May, 2017, we entered into a purchase agreement and acquired a majority interest in Shenzhen Jiedian Technology Co., Ltd., or Jiedian, for cash consideration of RMB300 million (US$46.1 million). Subsequently we acquired additional equity interests in Jiedian from the non-controlling interest holders of Jiedian for a total cash consideration of RMB92.6 million (US$14.2 million). As a result, we held 82.07% equity interest of Jiedian as of December 31, 2017.

In June, 2017, we entered into definitive agreements to invest an aggregate of RMB84 million (US$12.9 million) in the production of a television drama series titled "Here to Heart". We have not entered into any other material contracts other than these two and as described in "Item 4. Information on the Company" or elsewhere in this annual report.

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this annual report.

D.	Exchange Controls

The Cayman Islands currently has no exchange control regulations or currency restrictions. See "Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange," "Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Dividend Distribution," "Item 4. Information on the Company—B. Business Overview—Regulation—SAFE Regulations on Offshore Special Purpose Companies Held by PRC Residents" and "Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment."

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

People's Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with "de facto management body" within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term "de facto management body" as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation's general position on how the "de facto management body" text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its "de facto management body" in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise's financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise's primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that Jumei International Holding Limited is not a PRC resident enterprise for PRC tax purposes. Jumei International Holding Limited is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that Jumei International Holding Limited meets all of the conditions above. Jumei International Holding Limited is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. In addition, we are not aware of any offshore holding companies with a similar corporate structure as ours ever having been deemed a PRC "resident enterprise" by the PRC tax authorities. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body."

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

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that holds our ADSs as "capital assets" (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing United States federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the "IRS"), with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not discuss all aspects of United States federal income taxation that may be important to particular holders in light of their individual investment circumstances, including holders subject to special tax rules (including for example, banks or other financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, cooperatives, pension plans, partnerships and their partners, traders in securities that elect mark-to-market treatment, tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our stock, holders who acquired their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation, holders that hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes, or holders that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those discussed below). This discussion, moreover, does not address any non-income tax (such as the U.S. federal estate and gift tax) or alternative minimum tax consequences of the ownership and disposition of our ADSs or Class A ordinary shares or the Medicare tax. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations with respect to the ownership and disposition of our ADSs or Class A ordinary shares.

General

For purposes of this discussion, a "U.S. Holder" is a beneficial owner of our ADSs or Class A ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

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

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a PFIC for United States federal income tax purposes if, for any taxable year, either (i) 75% or more of its gross income for such year consists of certain types of "passive" income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company's goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Because we currently hold, and expect to continue to hold, a substantial amount of cash, cash equivalents, investments that produce passive income, and other passive assets, and because the fair market value of our assets is determined in part by reference to the market price of our ADSs and Class A ordinary shares, we believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2017, and unless the market price of our ADSs and Class A ordinary shares substantially increases or the proportion of our assets producing passive income substantially decreases, we will very likely be a PFIC for our current taxable year ending December 31, 2018. If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or Class A ordinary shares. Because of the uncertainties in the application of the relevant rules and because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current or any future taxable year. Our special U.S. counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with respect to our expectations regarding our PFIC status.

The discussion below under "Dividends" and "Sale or Other Disposition of ADSs or Class A Ordinary Shares" is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are treated as a PFIC are generally discussed below under "Passive Foreign Investment Company Rules."

Dividends

Subject to the discussion below under "Passive Foreign Investment Company Rules," any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution we pay will generally be treated as a "dividend" for United States federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a "qualified foreign corporation" at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

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

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder's individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our ADSs or Class A ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder's individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Class A Ordinary Shares

Subject to the discussion below under "Passive Foreign Investment Company Rules," a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder's adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term if the ADSs or Class A ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates taxation. In the event that gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2017, and we will very likely be classified as a PFIC for our current taxable year ending December 31, 2018. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder's holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or Class A ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder's holding period for the ADSs or Class A ordinary shares;

•	the amount allocated to the current taxable year and any taxable years in the U.S. Holder's holding period prior to the first taxable year in which we are classified as a PFIC (each, a "pre-PFIC year"), will be taxable as ordinary income;

•	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

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

As an alternative to the foregoing rules, a U.S. Holder of "marketable stock" in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded on a qualified exchange. Our ADSs (but not our Class A ordinary shares) are listed on the NYSE, which is a qualified exchange for these purposes. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder's adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder's indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or Class A ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621 or such other form as is required by the United States Treasury Department. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of holding and disposing ADSs or Class A ordinary shares if we are or become treated as a PFIC, including the possibility of making a mark-to-market election, the "deemed sale" and "deemed dividend" elections and the unavailability of the election to treat us as a qualified electing fund.

Information Reporting

Certain U.S. Holders are required to report information to the IRS relating to an interest in "specified foreign financial assets," including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a United States financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the IRS and fails to timely do so.

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

We will furnish The Bank of New York Mellon, the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders' meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders' meeting received by the depositary from us.

I.	Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Foreign Exchange Risk

A majority of our revenues and expenses are denominated in RMB. Revenues and expenses generated by Jumei Global are denominated in Korea Won, Japanese Yen or U.S. dollars. Our exposure to foreign exchange risk primarily relates to the U.S. dollar proceeds of the offerings of our equity securities. As the impact of foreign currency risk on our operations was not material in the past, we have not used any forward contracts, currency borrowings or derivative instruments to hedge our exposure to foreign currency exchange risk.

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China's political and economic conditions and by China's foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably, including depreciation in 2016. Since October 1, 2016, the RMB has joined the International Monetary Fund (IMF)'s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows from China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

We are not currently subject to any significant direct foreign exchange risk and accordingly, we have not hedged exposures denominated in foreign currencies, nor do we have any other derivative financial instruments outstanding. Based on the amount of our cash and cash equivalents and short-term investments on hand as of December 31, 2017, a 1.0% change in the exchange rate between the RMB and the U.S. dollar would result in an increase or decrease of RMB3.0 million to our cash and cash equivalents and short-term investments.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We generated interest income of RMB114.1 million, RMB85.6 million and RMB65.5 million (US$10.1 million) in 2015, 2016 and 2017, respectively. Interest-earning instruments carry a degree of interest rate risk. We had cash and cash equivalents and short-term investments of RMB2.4 billion (US$364.8 million) as of December 31, 2017. Assuming such amount of cash and cash equivalents and short-term investments are held entirely in interest-bearing bank deposits, a hypothetical one percentage point (100 basis-point) decrease in interest rates would decrease our interest income from these interest-bearing bank deposits for one year by approximately RMB23.7 million.

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

Fees and Other Payments Made by the Depositary to Us

From time to time, the depositary may make payments to us to reimburse and/or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In 2017, we received approximately US$4.5 million reimbursement from the depository for our expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

See "Item 10. Additional Information — B. Memorandum and Articles of Association" for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following "Use of Proceeds" information relates to the registration statement on Form F-1 (File No. 333-195229), as amended, including the prospectus contained therein, together with the post-effective registration statement on Form F-1 (File No. 333-196001) to register additional securities that became effective immediately upon filing, in relation to our initial public offering of 11,140,000 ADSs representing 11,140,000 of our Class A ordinary shares, which closed in May 2014, and the underwriters' exercise of their option to purchase from us an additional 1,583,854 ADSs representing 1,583,854 Class A ordinary shares, at an initial offering price of US$22.00 per ADS, which closed in June 2014. Goldman Sachs (Asia) L.L.C. and Credit Suisse Securities (USA) LLC. were the representatives of the underwriters for our initial public offering.

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

Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, 2017, the end of the period covered by this annual report.

Based upon that evaluation, our management has concluded that, as of December 31, 2017, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the Securities Exchange Commission's rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officers and chief financial officer, to allow timely decisions regarding required disclosure. The material weaknesses in internal control over Financial Reporting reported in 2015 that existed in our disclosure controls and procedures were effectively remediated, and the material weaknesses no longer existed as of December 31, 2017. We are committed to monitoring the effectiveness of these measures and making any changes that are necessary and appropriate in the future.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act, for our Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP, including those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company's assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company's receipts and expenditures are being made only in accordance with authorizations of a company's management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company's assets that could have a material effect on the consolidated financial statements.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2017 using the criteria set forth in the report "Internal Control — Integrated Framework (2013)" published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO).

Our management has concluded that we maintained effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

Our management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Shenzhen Jiedian Technology Co., Ltd., of which we acquired control in 2017. As of December 31, 2017, Shenzhen Jiedian Technology Co., Ltd. constituted 9% and 6% of total and net assets, respectively, as of December 31, 2017 and contributed 1% and 340% of revenues and net loss, respectively, for the year then ended.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2017 has been audited by Ernst & Young Hua Ming LLP, an independent registered public accounting firm, as stated in their report which is included in Item 18 of this Annual Report.

Attestation Report of the Registered Public Accounting Firm

Ernst & Young Hua Ming LLP, our independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2017, as stated in its report, which appears on page F-2 of this annual report.

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

Our board of directors has adopted a code of ethics that applies to all of the directors, officers and employees of us and our subsidiaries, whether they work for us on a full-time, part-time, consultative, or temporary basis. Certain provisions of the code apply specifically to our chief executive officer, chief financial officer, senior finance officer, controller, senior vice presidents, vice presidents and any other persons who perform similar functions for us. We have posted our code of business conduct and ethics on our website at: http://ir.jumei.com/.

Item 16C.	Principal Accountant Fees and Services

The following table sets forth the aggregate fees of the category specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP and Ernst & Young Hua Ming LLP, our independent registered public accounting firms, for the years ended December 31, 2016 and 2017. We did not pay any other fees to our auditors during the periods indicated below.

	2016		2017
Audit Fees(1)	RMB	11,300,000	RMB	7,500,000

(1)	"Audit fees" represent the aggregate fees for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Ernst & Young Hua Ming LLP, including audit services, audit-related services and tax services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.	Change in Registrant's Certifying Accountant

On September 26, 2017, PricewaterhouseCoopers Zhong Tian LLP ("PwC") declined to stand for re-election as the independent registered public accounting firm for Jumei International Holding Limited (the “Company”). Effective from November 7, 2017, we engaged Ernst & Young Hua Ming LLP as our independent registered public accounting firm. The change of our independent registered public accounting firm was approved by the audit committee of our board on October 24, 2017. The decision was not made due to any disagreements between the Company and PwC.

The reports of PwC on the Company's consolidated financial statements for the fiscal years ended December 31, 2015 and 2016, did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal years ended December 31, 2015 and 2016 and the subsequent interim period through September 26, 2017, there have been no (i) disagreements between us and PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PwC would have caused them to make reference thereto in their reports on the consolidated financial statements for such years, or (ii) reportable events as defined in Form 20-F Item 16F (a)(1)(v) other than the material weakness reported in in our 2015 annual report on Form 20-F filed with the U.S. Securities and Exchange of Commission on April 29, 2016. Specifically, the material weaknesses identified as of December 31, 2015 were as follows:

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

The Audit Committee of the Board of Directors discussed the material weaknesses with PwC and authorized PwC to fully respond to the inquiries of Ernst & Young Hua Ming LLP on the material weaknesses, if any.

We provided PwC with a copy of the disclosures under this Item 16F and requested from PwC a letter addressed to the Securities and Exchange Commission indicating whether it agrees with such disclosures. A copy of PwC's letter dated April 27, 2018 is attached as Exhibit 16.1.

During each of the years ended December 31, 2016 and 2015 and the subsequent interim period through November 7, 2017, neither we nor anyone on behalf of us has consulted with Ernst & Young Hua Ming LLP regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Ernst & Young Hua Ming LLP concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

Item 16G.	Corporate Governance

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Currently, we do not plan to rely on home country exemption for corporate governance matters. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers. See "Item 3. Key Information — D. Risk Factors — Risks Related to Our American Depositary Shares — We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies."

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The consolidated financial statements of Jumei International Holding Limited are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Description
1.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).
2.1	Registrant's Specimen American Depositary Receipt (included in Exhibit 2.3 hereto, which is incorporated by reference to Exhibit 4.3 of our Registration Statement on Form S-8 (File No. 333-197313) filed with the SEC on July 9, 2014).
2.2	Registrant's Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).
2.3	Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts, dated May 15, 2014 (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form S-8 (File No. 333-197313) filed with the SEC on July 9, 2014).

Exhibit Number	Description
2.4	Shareholders Agreement between the Registrant and other parties therein dated November 18, 2011 (incorporated by reference to Exhibit 4.4 of our Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).
2.5	Amendment to Shareholders Agreement between the Registrant and other parties therein dated February 28, 2014 (incorporated by reference to Exhibit 4.5 of our Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).
4.1	2011 Global Share Plan (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).
4.2	2014 Share Incentive Plan (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).
4.3	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).
4.4	Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).
4.13	English translation of the Equity Pledge Agreement between Tianjin Jumeiyoupin Technology Co., Ltd. (formerly Tianjin Venus Technology Co., Ltd.), Tianjin Yingxun Technology Co., Ltd. and Mr. Leo Ou Chen dated August 20, 2014 (incorporated by reference to Exhibit 4.13 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on April 29, 2015).
4.14	English translation of the Equity Pledge Agreement between Tianjin Jumeiyoupin Technology Co., Ltd. (formerly Tianjin Venus Technology Co., Ltd.), Tianjin Yingxun Technology Co., Ltd. and Mr. Yusen Dai dated August 20, 2014 (incorporated by reference to Exhibit 4.13 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on April 29, 2015).
4.15	English translation of the Exclusive Purchase Option Agreement between Tianjin Jumeiyoupin Technology Co., Ltd. (formerly Tianjin Venus Technology Co., Ltd.), Tianjin Yingxun Technology Co., Ltd. and the shareholders of Tianjin Yingxun Technology Co., Ltd. dated August 20, 2014 (incorporated by reference to Exhibit 4.13 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on April 29, 2015).
4.16	English translation of the Shareholders' Voting Rights Agreement between Tianjin Jumeiyoupin Technology Co., Ltd. (formerly Tianjin Venus Technology Co., Ltd.), Tianjin Yingxun Technology Co., Ltd. and the shareholders of Tianjin Yingxun Technology Co., Ltd. dated August 20, 2014 (incorporated by reference to Exhibit 4.13 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on April 29, 2015).
4.17	English translation of the Exclusive Consulting and Services Agreement between Tianjin Jumeiyoupin Technology Co., Ltd. (formerly Tianjin Venus Technology Co., Ltd.) and Tianjin Yingxun Technology Co., Ltd. dated August 20, 2014 (incorporated by reference to Exhibit 4.13 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on April 29, 2015).
4.18	English translation of the Powers of Attorney dated August 20, 2014 granted to Mr. Leo Ou Chen by each of the shareholders of Tianjin Yingxun Technology Co., Ltd. (incorporated by reference to Exhibit 4.13 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on April 29, 2015)
4.19	English translation of the Transfer Agreement of State-owned Construction Land Use Right (Land Registered No. 43621) dated January 29, 2016 between Suzhou Industrial Park Land and Resources Bureau and Suzhou Jumeiyoupin Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.19 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on April 29, 2016)
4.20	English translation of the Transfer Agreement of State-owned Construction Land Use Right (Land Registered No. 43622) dated January 29, 2016 between Suzhou Industrial Park Land and Resources Bureau and Suzhou Jumeiyoupin Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.20 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on April 29, 2016)
4.21	English translation of the Loan Agreement dated July 20, 2015 among Reemake Media Co., Ltd., Beijing Zhongming Century Technology Co., Ltd. and other parties thereto (incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on April 29, 2016)

Exhibit Number	Description
4.22	English translation of the Supplemental Agreement to Loan Agreement dated March 16, 2016 among Reemake Media Co., Ltd., Beijing Zhongming Century Technology Co., Ltd. and other parties thereto (incorporated by reference to Exhibit 4.22 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on April 29, 2016)
4.23	English translation of the Capital Increase Agreement dated September 8, 2016 among Reemake Media Co., Ltd., Beijing Zhongming Century Technology Co., Ltd. and other parties thereto (incorporated by reference to Exhibit 4.23 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on May 1, 2017)
4.24	English translation of the Capital Increase Agreement dated September 8, 2016 among Reemake Media Co., Ltd., Beijing BabyTree Marketing Consulting Co., Ltd. and other parties thereto (incorporated by reference to Exhibit 4.24 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on May 1, 2017)
4.25	English translation of the Termination Agreement dated April 20, 2017 among Leo Ou Chen, Yusen Dai, Hui Liu, Reemake Media Co., Ltd. and Beijing Silvia Technology Service Co., Ltd. (incorporated by reference to Exhibit 4.25 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on May 1, 2017)
4.26	English translation of the Equity Pledge Termination Agreement dated April 20, 2017 among Leo Ou Chen, Reemake Media Co., Ltd. and Beijing Silvia Technology Service Co., Ltd. (incorporated by reference to Exhibit 4.26 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on May 1, 2017)
4.27	English translation of the Equity Pledge Termination Agreement dated April 20, 2017 among Yusen Dai, Reemake Media Co., Ltd. and Beijing Silvia Technology Service Co., Ltd. (incorporated by reference to Exhibit 4.27 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on May 1, 2017)
4.28	English translation of the Equity Pledge Termination Agreement dated April 20, 2017 among Hui Liu, Reemake Media Co., Ltd. and Beijing Silvia Technology Service Co., Ltd. (incorporated by reference to Exhibit 4.28 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on May 1, 2017)
4.29	English translation of the Exclusive Purchase Option Agreement dated April 20, 2017 among Leo Ou Chen, Yusen Dai, Hui Liu, Reemake Media Co., Ltd. and Chengdu Jumeiyoupin Science and Technology Co., Ltd. (incorporated by reference to Exhibit 4.29 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on May 1, 2017)
4.30	English translation of the Shareholders' Voting Rights Agreement dated April 20, 2017 among Leo Ou Chen, Yusen Dai, Hui Liu, Reemake Media Co., Ltd. and Chengdu Jumeiyoupin Science and Technology Co., Ltd. (incorporated by reference to Exhibit 4.30 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on May 1, 2017)
4.31	English translation of the Power of Attorney dated April 20, 2017 granted to Leo Ou Chen by each shareholder of Reemake Media Co, Ltd. (incorporated by reference to Exhibit 4.31 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on May 1, 2017)
4.32	English translation of the Equity Pledge Agreement dated April 20, 2017 among Leo Ou Chen, Yusen Dai, Hui Liu, Reemake Media Co., Ltd. and Chengdu Jumeiyoupin Science and Technology Co., Ltd. (incorporated by reference to Exhibit 4.32 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on May 1, 2017)
4.33	English translation of the Letter of Undertakings dated April 20, 2017 by each shareholder of Reemake Media Co., Ltd. (incorporated by reference to Exhibit 4.33 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on May 1, 2017)
4.34	English translation of the Exclusive Consulting and Service Agreement dated April 20, 2017 between Reemake Media Co., Ltd. and Chengdu Jumeiyoupin Science and Technology Co., Ltd. (incorporated by reference to Exhibit 4.34 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on May 1, 2017)
4.35	English translation of the Exclusive Purchase Option Agreement dated July 1, 2016 among Leo Ou Chen, Chengdu Li'ao Culture Communication Co., Ltd. and Tianjin Cyril Information and Technology Co., Ltd. (incorporated by reference to Exhibit 4.35 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on May 1, 2017)

Exhibit Number	Description
4.36	English translation of the Shareholder's Voting Rights Agreement dated July 1, 2016 among Leo Ou Chen, Chengdu Li'ao Culture Communication Co., Ltd. and Tianjin Cyril Information and Technology Co., Ltd. (incorporated by reference to Exhibit 4.36 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on May 1, 2017)
4.37	English translation of the Power of Attorney dated July 1, 2016 from Leo Ou Chen to Yusen Dai (incorporated by reference to Exhibit 4.37 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on May 1, 2017)
4.38	English translation of the Equity Pledge Agreement dated July 1, 2016 among Leo Ou Chen, Chengdu Li'ao Culture Communication Co., Ltd. and Tianjin Cyril Information and Technology Co., Ltd. (incorporated by reference to Exhibit 4.38 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on May 1, 2017)
4.39	English translation of the Letter of Undertakings dated July 1, 2016 by Leo Ou Chen (incorporated by reference to Exhibit 4.39 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on May 1, 2017)
4.40	English translation of the Exclusive Consulting and Service Agreement dated July 1, 2016 between Chengdu Li'ao Culture Communication Co., Ltd. and Tianjin Cyril Information and Technology Co., Ltd. (incorporated by reference to Exhibit 4.40 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on May 1, 2017)
4.41*	English translation of the Joint Production Agreement of Television Drama Series "Here to Heart" dated July 28, 2017 between Jumei Film Media Wuxi Co., Ltd. and Khorgos Guanda Media Co., Ltd., and its supplementary agreements
4.42*	English translation of the Capital Increase Agreement in relation to Shenzhen Jiedian Technology Co., Ltd. dated May 3, 2017 by and among Tianjin Cyril Information Technology Co., Ltd., Chengdu Jumeiyoupin Science and Technology Co., Ltd., Shenzhen Jiedian Technology Co. and other parties thereto
4.43*	English translation of the Equity Purchase Agreement dated September 29, 2017 by and among Tianjin Shunshitongda Technology Co., Ltd., Tianjin Cyril Information Technology Co., Chengdu Jumeiyoupin Science and Technology Co., Ltd., and Hunan Ocean Wing E-commerce Co., Ltd.
4.44*	English translation of the Agreement Regarding Transfer of Agreement for the Equity Purchase Agreement dated July 4, 2017 by and among Tianjin Cyril Information Technology Co., Tianjin Shunshitongda Technology Co., Ltd., and Shenzhen Jiedian Technology Co., Ltd.
4.45*	English translation of the Novation Agreement Regarding Capital Increase Agreement in Shenzhen Jiedian Technology Co., Ltd. dated June 2, 2017 by and among Tinajin Cyril Information Technology Co., Tianjin Shunshitongda Technology Co., Ltd., and Hunan Ocean Wing E-commerce Co., Ltd.
8.1*	List of Principal Subsidiaries and Consolidated Variable Interest Entities of the Registrant.
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).
12.1*	Certificate of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certificate of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certificate of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certificate of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Ernst & Young Hua Ming LLP, an independent registered public accounting firm.
15.2*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm.
15.3*	Consent of Fangda Partners.
15.4*	Consent of Maples and Calder (Hong Kong) LLP
16.1*	Letter from PricewaterhouseCoopers Zhong Tian LLP to the Securities and Exchange Commission
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

Exhibit Number	Description
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Jumei International Holding Limited

By:	/s/ Leo Ou Chen
Name:	Leo Ou Chen
Title:	Chairman and Chief Executive Officer

April 27, 2018

JUMEI INTERNATIONAL HOLDING LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Jumei International Holding Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Jumei International Holding Limited (the “Company”) as of December 31, 2017, the related consolidated statement of comprehensive loss, shareholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2017, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 27, 2018 expressed an unqualified opinion thereon.

Adoption of New Accounting Standards

As discussed in Note 2(ae) and Note 2(ah) to the financial statements, the Company changed its presentation of deferred taxes and accounting for forfeitures associated with its share-based payment arrangements in 2017 due to the adoption of ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, and ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting, respectively.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2017.

Beijing, the People’s Republic of China

April 27, 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Jumei International Holding Limited

Opinion on Internal Control over Financial Reporting

We have audited Jumei International Holding Limited’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, Jumei International Holding Limited (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Shenzhen Jiedian Technology Co., Ltd., which is included in the 2017 consolidated financial statements of the Company and constituted 9% and 6% of total and net assets, respectively, as of December 31, 2017 and contributed 1% and 340% of revenues and net loss, respectively, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Shenzhen Jiedian Technology Co., Ltd.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheet of the Company as of December 31, 2017, and the related consolidated statement of comprehensive loss, shareholders' equity and cash flows for the year then ended, and the related notes of the Company, and our report dated April 27, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young Hua Ming LLP

Beijing, the People’s Republic of China

April 27, 2018

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Jumei International Holding Limited:

In our opinion, the consolidated balance sheet as of December 31, 2016 and the related consolidated statements of comprehensive income, of shareholders’ equity and of cash flows for each of the two years in the period ended December 31, 2016 present fairly, in all material respects, the financial position of Jumei International Holding Limited and its subsidiaries, variable interest entities ("VIEs") and VIEs’ subsidiaries (collectively, the “Group”) as of December 31, 2016, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 28, 2017

JUMEI INTERNATIONAL HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data and per share data)

	As of December31,
	2016	2017	2017
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	2,301,471	401,147	61,655
Short-term investments	700,000	1,972,277	303,133
Loans receivable, net	-	73,330	11,271
Accounts receivable, net	28,868	22,334	3,433
Inventories	646,116	603,091	92,693
Advances to suppliers	20,704	19,173	2,947
Prepayments and other current assets	197,867	294,695	45,294
Total current assets	3,895,026	3,386,047	520,426

Non-current assets:
Long-term investments	515,699	554,591	85,239
Investment security	79,298	88,933	13,669
Loans receivable, net	73,330	-	-
Property, equipment and software, net	53,602	516,582	79,397
Construction in process	5,645	4,229	650
Land use right, net	82,527	80,846	12,426
Intangible assets, net	-	26,630	4,093
Goodwill	15,291	120,510	18,522
Film production	-	69,238	10,642
Deferred tax assets	1,327	5,587	859
Other non-current assets	24,356	114,040	17,528
Total non-current assets	851,075	1,581,186	243,025
Total assets	4,746,101	4,967,233	763,451

Current liabilities(including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB 111,067 and RMB114,550 as of December 31, 2016 and 2017, respectively. Note 1)
Accounts payable	605,131	578,881	88,972
Advances from customers	65,855	50,061	7,694
Tax payable	79,780	49,819	7,657
Accrued expenses and other current liabilities	105,955	343,238	52,755
Total current liabilities	856,721	1,021,999	157,078

Non-current liabilities:
Other non-current liabilities	2,248	3,311	511
Total non-current liabilities	2,248	3,311	511
Total liabilities	858,969	1,025,310	157,589
Commitments and contingencies(Note 19)

The accompanying notes are an integral part of these consolidated financial statements.

JUMEI INTERNATIONAL HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data and per share data)

	As of December31,
	2016	2017	2017
	RMB	RMB	US$
Mezzanine Equity:
Redeemable non-controlling interests	-	66,696	10,251
Total mezzanine Equity	-	66,696	10,251

Shareholders’ equity:
Ordinary shares (US$0.00025 par value, 1,000,000,000 shares authorized (including 840,000,000 Class A, 60,000,000 Class B and 100,000,000 discretionary) as of December 31, 2016 and 2017; 90,901,446 Class A ordinary shares issued and outstanding, 58,804,840 Class B ordinary shares issued and outstanding as of December 31, 2016; 94,628,746 Class A ordinary shares issued and 92,992,483 outstanding, 56,892,198 Class B ordinary shares issued and outstanding as of December 31, 2017)	244	244	38
Additional paid-in capital	2,921,539	2,953,009	453,869
Statutory reserves	37,806	42,573	6,543
Retained earnings	781,925	740,180	113,763
Accumulated other comprehensive income	145,618	139,221	21,398
Total shareholders’ equity	3,887,132	3,875,227	595,611
Total liabilities and shareholders’ equity	4,746,101	4,967,233	763,451

The accompanying notes are an integral part of these consolidated financial statements.

JUMEI INTERNATIONAL HOLDING LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(in thousands, except share data and per share data)

	For the Year Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Net revenues:
Merchandise sales	7,113,278	6,174,721	5,634,156	865,954
Marketplace and other services	229,681	102,462	182,676	28,077
Total net revenues	7,342,959	6,277,183	5,816,832	894,031
Cost of revenues	(5,225,669)	(4,524,897)	(4,527,284)	(695,831)
Gross profit	2,117,290	1,752,286	1,289,548	198,200
Operating expenses:
Fulfillment expenses	(948,954)	(769,651)	(580,792)	(89,266)
Marketing expenses	(655,314)	(427,827)	(401,756)	(61,749)
Technology and content expenses	(169,694)	(216,310)	(200,342)	(30,792)
General and administrative expenses	(191,918)	(206,243)	(144,883)	(22,268)
Total operating expenses	(1,965,880)	(1,620,031)	(1,327,773)	(204,075)
Income/(loss) from operations	151,410	132,255	(38,225)	(5,875)
Other income/(expenses):
Interest income	114,123	85,597	65,515	10,069
Others, net	(59,289)	76,271	(45,393)	(6,977)
Share of income from equity method investment	-	2,452	4,903	754
Impairment of investment security, net of tax of nil	-	(114,789)	-	-
Income/(loss) before tax	206,244	181,786	(13,200)	(2,029)
Income tax expenses	(71,403)	(31,604)	(23,778)	(3,655)
Net income/(loss)	134,841	150,182	(36,978)	(5,684)
Net income attributable to noncontrolling interests	(11,925)	(7,958)	-	-
Net income/(loss) attributable to Jumei International Holding Limited’s ordinary shareholders	122,916	142,224	(36,978)	(5,684)

Net income/(loss)	134,841	150,182	(36,978)	(5,684)
Fair value change – investment security, net of tax	(46,480)	(68,309)	14,411	2,215
Reclassification of unrealized loss into the statement of income	-	114,789	-	-
Foreign currency translation adjustment, net of nil tax	130,668	31,604	(20,808)	(3,198)
Total comprehensive income/(loss)	219,029	228,266	(43,375)	(6,667)
Comprehensive income attributable to noncontrolling interests	(12,032)	(8,600)	-	-
Comprehensive income/(loss) attribute to Jumei International Holding Limited	206,997	219,666	(43,375)	(6,667)

Net income/(loss) per share attributable to Jumei International Holding Limited’s ordinary shareholders
- Basic	0.84	0.95	(0.25)	(0.04)
- Diluted	0.82	0.95	(0.25)	(0.04)
Net income/(loss) per ADS attributable to Jumei International Holding Limited’s ordinary shareholders (1 ordinary share equals to 1 ADS)
- Basic	0.84	0.95	(0.25)	(0.04)
- Diluted	0.82	0.95	(0.25)	(0.04)
Weighted average shares outstanding used in computing net income per share attributable to Jumei International Holding Limited’s ordinary shareholders
- Basic	145,901,672	149,477,388	149,790,335	149,790,335
- Diluted	149,758,825	150,069,205	149,790,335	149,790,335

The accompanying notes are an integral part of these consolidated financial statements.

JUMEI INTERNATIONAL HOLDING LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands, except share data and per share data)

	Ordinary shares				Treasury	Additional paid-in	Statutory	Retained	Accumulated other comprehensive income/	Non- Controlling
	Class A	Amount	Class B	Amount	Stock	capital	reserves	earnings	(loss)	interests	Total
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2014	86,400,288	137	58,804,840	100	-	2,829,220	2,826	551,765	(15,905)	1,590	3,369,733

Net income	-	-	-	-	-	-	-	122,916	-	11,925	134,841
Share-based compensation	-	-	-	-	-	46,361	-	-	-	-	46,361
Exercises of share options	1,439,468	2	-	-	-	9,777	-	-	-	-	9,779
Repurchase of shares	(10,000)	-	-	-	(890)	-	-	-	-	-	(890)
Net change in unrealized loss on investment security	-	-	-	-	-	-	-	-	(46,480)	-	(46,480)
Appropriations to statutory reserves	-	-	-	-	-	-	14,734	(14,734)	-	-	-
Foreign currency translation adjustments, net of nil tax	-	-	-	-	-	-	-	-	130,561	107	130,668
Balance as of December 31, 2015	87,829,756	139	58,804,840	100	(890)	2,885,358	17,560	659,947	68,176	13,622	3,644,012

Net income	-	-	-	-	-	-	-	142,224	-	7,958	150,182
Share-based compensation	-	-	-	-	-	34,673	-	-	-	-	34,673
Exercises of share options	3,071,690	5	-	-	-	2,398	-	-	-	-	2,403
Net change in unrealized loss on investment security	-	-	-	-	-	-	-	-	(68,309)	-	(68,309)
Reclassification of unrealized loss into the statement of income	-	-	-	-	-	-	-	-	114,789	-	114,789
Appropriations to statutory reserves	-	-	-	-	-	-	20,246	(20,246)	-	-	-
Disposal of a majority owned subsidiary	-	-	-	-	-	-	-	-	-	(22,222)	(22,222)
Cancellation of treasury shares	-	-	-	-	890	(890)	-	-	-	-	-
Foreign currency translation adjustments, net of nil tax	-	-	-	-	-	-	-	-	30,962	642	31,604
Balance as of December 31, 2016	90,901,446	144	58,804,840	100	-	2,921,539	37,806	781,925	145,618	-	3,887,132

Net loss	-	-	-	-	-	-	-	(36,978)	-	-	(36,978)
Conversion of Class B ordinary shares to Class A ordinary shares	1,912,642	3	(1,912,642)	(3)	-	-	-	-	-	-	-
Share-based compensation	-	-	-	-	-	19,390	-	-	-	-	19,390
Exercises of share options	178,395	-	-	-	-	1,362	-	-	-	-	1,362
Net change in unrealized gain on investment security	-	-	-	-	-	-	-	-	14,411	-	14,411
Appropriations to statutory reserves	-	-	-	-	-	-	4,767	(4,767)	-	-	-
Acquisition of redeemable noncontrolling interests	-	-	-	-	-	10,718	-	-	-	-	10,718
Foreign currency translation adjustments, net of nil tax	-	-	-	-	-	-	-	-	(20,808)	-	(20,808)
Balance as of December 31, 2017	92,992,483	147	56,892,198	97	-	2,953,009	42,573	740,180	139,221	-	3,875,227

The accompanying notes are an integral part of these consolidated financial statements.

JUMEI INTERNATIONAL HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands, except for share data and per share data)

	For the Year Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income/(loss)	134,841	150,182	(36,978)	(5,684)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Share-based compensation	46,361	34,673	23,710	3,644
Impairment of investments	-	114,789	1,900	292
Accounts receivable write off	17,157	-	-	-
Advances to suppliers write off	19,688	27,378	-	-
Loans receivable write off	1,400	1,667	-	-
Provision for/(reversal) of inventory write-down	20,544	(3,264)	11,022	1,694
Depreciation and amortization expenses	29,925	30,833	58,242	8,952
Deferred tax income	7,873	2,580	(7,605)	(1,169)
Foreign exchange (gain)/loss	78,101	(27,953)	87,753	13,487
Interest income of loans receivable	(7,145)	(10,439)	(7,344)	(1,129)
Call option write-down	16,000	-	-	-
Gain from the disposal of a majority owned subsidiary	-	(7,308)	-	-
Gain from the disposal of long-term investment	-	(7,348)	-	-
Share of income from equity method investment	-	(2,452)	(4,903)	(754)
Loss from disposal and write-off of property, equipment and software	1,404	1,881	41,195	6,331
Changes in operating assets and liabilities:
Accounts receivable	(66,249)	15,099	6,534	1,004
Inventories	(340,076)	307,155	32,003	4,919
Advance to suppliers	(54,585)	43,444	18,148	2,789
Prepayments and other assets	84,925	(79,514)	(236,427)	(36,338)
Accounts payable	131,635	(455,925)	(66,190)	(10,173)
Advance from customers	35,510	(38,847)	(15,430)	(2,372)
Tax payable	17,872	(18,379)	(29,290)	(4,502)
Accrued expenses and other liabilities	(23,684)	5,266	171,184	26,310
Purchase of equipment (Notes 2v,11)	-	-	(418,781)	(64,365)
Film production	-	-	(69,238)	(10,642)
Net cash provided by/(used in) operating activities	151,497	83,518	(440,495)	(67,706)

Cash flows used in investing activities:
Purchase of short-term investments	(2,781,500)	(3,422,000)	(5,559,000)	(854,403)
Maturity of short-term investments	4,952,547	3,085,000	4,345,182	667,842
Repayment of loans from suppliers	10,500	-	-	-
Purchase of property, equipment and software	(36,527)	(29,381)	(9,392)	(1,444)
Purchase of land use rights	-	(84,068)	-	-
Purchase of intangible assets	-	-	(10,000)	(1,537)
Cash paid for construction in process	-	(16,726)	(78,848)	(12,119)
Repayment of convertible loan	-	186,000	-	-
Proceeds from the convertible loan issuer	-	372,000	-	-
Cash received from disposal of long-term investment	-	39,751	-	-
Cash received from disposal of majority owned subsidiary	-	5,019	-	-
Net cash acquired from business acquisition	-	-	45,466	6,988
Purchase of long-term investments	(30,690)	(502,726)	(42,534)	(6,537)
Issuances of loans to an equity investee	-	(73,330)	-	-
Purchase of investment in security	(172,639)	-	-	-
Purchase of convertible loan	(558,000)	-	-	-
Net cash provided by/(used in) investing activities	1,383,691	(440,461)	(1,309,126)	(201,210)

The accompanying notes are an integral part of these consolidated financial statements.

JUMEI INTERNATIONAL HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands, except for share data and per share data)

	For the Year Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Repurchase of ordinary shares	(890)	-	-	-
Proceeds from exercises of share options	9,779	2,403	1,362	209
Purchase of redeemable noncontrolling interests	-	-	(92,610)	(14,234)
Proceeds from short-term bank loans	7,507	11,066	-	-
Proceeds from long-term bank loans	3,579	-	-	-
Payback of short-term borrowing	(15,420)	-	-	-
Payback of long-term borrowing	(138)	(184)	-	-
Net cash provided by/(used in) financing activities	4,417	13,285	(91,248)	(14,025)
Effect of exchange rate changes on cash and cash equivalents	12,555	80,842	(59,455)	(9,132)
Net increase/(decrease) in cash and cash equivalents	1,552,160	(262,816)	(1,900,324)	(292,073)
Cash and cash equivalents at the beginning of the year	1,012,127	2,564,287	2,301,471	353,728
Cash and cash equivalents at the end of the year	2,564,287	2,301,471	401,147	61,655

Supplemental disclosures of cash flow information:
Cash paid for income taxes	71,867	47,705	36,987	5,685
Cash paid for interest	548	661	-	-

Supplemental disclosures of non-cash information:
Purchase of property and equipment and construction in process included in accrued expenses and other liabilities	-	-	38,012	5,842

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

The Group’s primary subsidiaries and VIE as of December 31, 2017 are set out below:

Direct subsidiaries	Equity interest held	Place and date of incorporation
Jumei Hongkong Limited (“Jumei Hongkong”)	100%	Hong Kong, September 6, 2010
Jumei Hongkong Holding Limited (“Jumei Hongkong Holding”)	100%	Hong Kong, March 25, 2014
Beijing Silvia Technology Service Co., Ltd. (“Beijing Jumei”)	100%	China, March 4, 2011
Shanghai Jumeiyoupin Technology Co., Ltd. (“Shanghai Jumei”) (Formerly known as Shanghai Paddy Commerce and Trade Co., Ltd.)	100%	China, June 19, 2012
Chengdu Jumeiyoupin Science and Technology Co., Ltd. (“Chengdu Jumei”)	100%	China, July 19, 2012
Tianjin Cyril Information Technology Co., Ltd. (“Tianjin Cyril”)	100%	China, March 22, 2013
Tianjin Qianmei International Trading Co., Ltd. (“Tianjin Qianmei”)	100%	China, March 25, 2013
Tianjin Jumeiyoupin Technology Co., Ltd. (“Tianjin Jumei”) (Formerly known as Tianjin Venus Technology Co., Ltd.)	100%	China, December 30, 2013
Zhengzhou Venus Information Technology Co., Ltd. (“Zhengzhou Venus”)	100%	China, August 26, 2014
Suzhou Jumeiyoupin Technology Co., Ltd. (“Suzhou Jumei”)	100%	China, October 15, 2014
Shenzhen Jiedian Technology Co., Ltd. (“Jiedian”)	82.07%	China, November 24, 2015

VIE	Equity interest indirectly held	Place and date of incorporation
Reemake Media Co., Ltd. (“Reemake Media”)	100%	China, August 5, 2009

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

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

1.	Organization and principal activities (continued)

●	Variable interest entities

In order to comply with the PRC laws and regulations which prohibit foreign control of companies involved in provision of internet content, the Group operates its website and provides online sales in the PRC through its VIE, Reemake Media. The equity interests of Reemake Media are legally held by certain shareholders of the Company (“Nominee Shareholders”). The Company obtained control over Reemake Media through Beijing Jumei in April 2011 by entering into a series of contractual arrangements with Reemake Media and the Nominee Shareholders of Reemake Media. These Contractual Agreements include Shareholders’ Voting Rights Agreement, Exclusive Consulting and Service Agreement, Exclusive Purchase Option Agreement and Equity Pledge Agreement (“Contractual Agreements”). As a result of these contractual Arrangements, the Group maintains the ability to exercise effective control over Reemake Media, receive substantially all of the economic benefits and have an exclusive option to purchase all or part of the equity interests in Reemake Media when and to the extent permitted by PRC law at the minimum price possible. The Group concluded that Reemake Media is VIE of the Group, of which the WFOE is the primary beneficiary. As such, the Group consolidated the financial results of Reemake Media in the Group’s consolidated financial statements. Refer to Note 2(a) to the consolidated financial statements for the principles of consolidation.

The following is a summary of the Contractual Agreements:

●	Shareholders' Voting Rights Agreement

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

●	Exclusive Consulting and Service Agreement

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

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

1.	Organization and principal activities (continued)

●	Exclusive Purchase Option Agreement

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

●	Equity Pledge Agreement

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

On April 20, 2017, the Contractual Arrangements with Reemake Media and its shareholders through Beijing Jumei were terminated, and simultaneously Chengdu Jumei entered into Contractual Arrangements with Reemake Media and its shareholders. It was also resolved that Jumei Hongkong through Chengdu Jumei held the irrevocable proxy to exercise all the voting rights of the shareholders of Reemake Media since the Shareholders' Voting Rights Agreement was in existence. As a result, Jumei Hongkong has the power to direct the activities of Reemake Media that most significantly impact Reemake Media’s economic performance and is the primary beneficiary of Reemake Media. No other material terms or conditions of these agreements were changed or altered. There was no impact to the Group’s effective control over Reemake Media and the Group continued to consolidate Reemake Media.

There are other VIEs and VIEs’ subsidiaries whose financial statements amounts and balances are immaterial to the Group’s consolidated financial statements.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

1.	Organization and principal activities (continued)

●	Risks in relation to the VIEs structure

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

The following are financial statement amounts and balances of the Group's consolidating VIEs and VIEs’ subsidiaries as of December 31, 2016 and 2017 and for the years ended December 31, 2015, 2016 and 2017.

	As of December 31,
	2016	2017
	RMB	RMB
Total assets	567,839	638,145
Less: loans receivable	(73,330)	(73,330)
Total assets excluding loans receivable	494,509	564,815
Total liabilities	525,230	576,772
Less: inter-company payable	(414,163)	(462,222)
Total liabilities excluding inter-company payable	111,067	114,550

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Total net revenue	869,959	531,945	311,443
Net (loss)/gain	(44,150)	(23,466)	8,780

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

1.	Organization and principal activities (continued)

●	Risks in relation to the VIEs structure (continued)

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Net cash provided by/(used in) operating activities	53,880	(132,616)	(62,672)
Net cash (used in)/provided by investing activities	(568,638)	60,174	(1,553)
Net cash provided by financing activities	551,800	29,000	69,600
Net increase/(decrease) in cash and cash equivalents	37,042	(43,442)	5,375
Cash and cash equivalents at the beginning of the year	10,549	47,591	4,149
Cash and cash equivalents at the end of the year	47,591	4,149	9,524

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

1.	Organization and principal activities (continued)

In accordance with the contractual arrangements, Beijing Jumei, Tianjin Jumei, Suzhou Jumei and Chengdu Jumei (“WFOEs”) have the power to direct activities that most significantly impact Reemake Media and other VIEs and VIEs’ subsidiaries, including appointing key management, setting up budgets and policies, and transferring profit or assets out of VIEs and VIEs’ subsidiaries at its discretion. Therefore, WFOEs consider that they have the right to receive benefits from VIEs and VIEs’ subsidiaries and there is no asset in VIEs and VIEs’ subsidiaries that can be used only to settle obligations of VIEs and VIEs’ subsidiaries except for registered capital of VIEs and VIEs’ subsidiaries amounting to RMB8,157 and RMB8,157 as of December 31, 2016 and 2017. As VIEs and VIEs’ subsidiaries are incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of WFOEs for all the liabilities of VIEs and VIEs’ subsidiaries, and WFOEs do not have the obligation to assume the liabilities of VIEs and VIEs’ subsidiaries.

The Group has determined that the contractual arrangements among the WFOEs, VIEs and VIEs’ subsidiaries and their shareholders are in compliance with PRC laws and are legally enforceable. However, uncertainties in the PRC legal system could limit the Group’s ability to enforce these contractual arrangements and if the shareholders of VIEs and VIEs’ subsidiaries were to reduce their interest in the Group, their interests may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual terms.

The Group’s ability to control VIEs and VIEs’ subsidiaries also depends on the right under the Shareholders’ Voting Rights Agreement to vote on all matters requiring shareholder approval in VIEs and VIEs’ subsidiaries. As noted above, the Group believes the Shareholders’ Voting Rights Agreement is legally enforceable but may not be as effective as direct equity ownership.

If the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the PRC government could:

●	revoke the Group's business and operating licenses;

●	require the Group to discontinue or restrict operations;

●	restrict the Group's right to collect revenues;

●	block the Group's websites;

●	require the Group to restructure the operations in such a way as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff and assets;

●	impose additional conditions or requirements with which the Group may not be able to comply; or

●	take other regulatory or enforcement actions against the Group that could be harmful to the Group's business.

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

The preparation of the Group’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates. Significant accounting estimates and assumptions reflected in the Group’s consolidated financial statements mainly include consolidation of VIEs, gross versus net revenue recognition, sales returns, rebates and subsidy, share-based compensation, uncertain tax positions, realization of deferred tax, fair value of assets and liabilities acquired in business acquisition, assessment for impairment of long-lived assets and goodwill, inventory valuation for excess and obsolete inventories, lower of cost and market of inventories, useful lives of long-lived assets and intangible assets and fair value of financial instruments. Changes in facts and circumstances may result in revised estimates.

(c)	Convenience translation

Translations of balances in the Consolidated Balance Sheets, Consolidated Statements of Comprehensive Income and Consolidated Statements of Cash Flows from RMB into US$ as of and for the years ended December 31, 2017 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.5063, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2017. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2017, or at any other rate.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

2.	Principal Accounting Policies (continued)

(d)	Foreign currency translation

Effective July 1, 2015, the Group changed its reporting currency from United States dollars ("USD") to Chinese Renminbi ("RMB"). The functional currency of the Company and its subsidiary incorporated in Hong Kong named Jumei Hongkong is United States dollar (“USD”), the functional currency of another subsidiary incorporated in Hong Kong named Jumei Hongkong Holding was changed from USD to RMB from January 1, 2016, while the functional currency of the other entities in the Group is RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the periods. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income in the consolidated statements of changes in shareholders’ equity. Total foreign currency translation adjustments, net of nil tax gains were RMB130,668 and RMB31,604 for the year ended December 31, 2015 and 2016, respectively, net of nil tax losses were RMB20,808 for the year ended December 31, 2017.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are included in the consolidated statements of comprehensive loss. Total exchange losses were RMB78,101 for the year ended December 31, 2015, total exchange gains were RMB27,953 for the year ended December 31, 2016, and total exchange losses were RMB87,753 for the year ended December 31, 2017, respectively.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

2.	Principal Accounting Policies (continued)

(e)	Fair value

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, short-term investments, accounts receivable, net, loans receivable, net, and certain other current assets, accounts payable, certain other current liabilities, long-term investments and investment security.

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

The carrying amounts of cash and cash equivalents, short-term investments, accounts receivable, loans receivable, net, certain other current assets, accounts payable, certain other current liabilities, approximate their fair value due to the short term maturities of these instruments.

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

(f)	Cash and cash equivalents

Cash and cash equivalents represent cash on hand and time deposits as well as highly liquid investments placed with banks, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less and are readily convertible to known amounts of cash.

(g)	Short-term investments

Short-term investments include investments in financial instruments with a variable interest rate indexed to performance of underlying assets.

The Group carries these investments at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive income interest income, net. Fair value is estimated based on quoted prices of similar products provided by banks at the end of each period. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements. Please see Note 5 for additional information.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

2.	Principal Accounting Policies (continued)

(h)	Loans receivable, net

The Group's loans receivable consist of a loan receivable from a venture capital fund with annual interest rate of 4.35% and up to 10% based on different conditions.

Loan receivable is carried at amortized cost. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable.

(i)	Accounts receivable, net

Accounts receivable, net is carried at realizable value. The Group considers many factors in assessing the collectability of its receivables, such as, the age of the amounts due, the customer’s payment history and credit-worthiness. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Accounts receivable, net balances are written off after all collection efforts have been exhausted. Allowance for doubtful accounts for the years ended December 31, 2015, 2016 and 2017 were RMB17,157, nil and nil, respectively.

(j)	Inventories

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

(k)	Long-term investments

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

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

2.	Principal Accounting Policies (continued)

(k)	Long-term investments (continued)

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

(l)	Investment security

The Group invests in marketable equity security to meet business objectives. In accordance with ASC 320, “Investment Debt and Equity Securities” this marketable security is stated at fair value, classified and accounted for as available-for-sale securities in investment security. The treatment of a decline in the fair value of an individual security is based on whether the decline is other-than-temporary. The Group assesses its available-for-sale securities for other-than-temporary impairment by considering factors including, but not limited to, its ability and intent to hold the individual security, severity of the impairment, expected duration of the impairment and forecasted recovery of fair value. Investments classified as available-for-sale securities are reported at fair value with unrealized gains or losses, if any, recorded in accumulated other comprehensive income in shareholders’ equity. If the Group determines a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is accounted for as an unrealized loss charged in the consolidated statement of comprehensive income.

(m)	Business combination

The Group accounts for its business combinations using the purchase method of accounting in accordance with ASC 805, Business Combinations (“ASC 805”). The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Group acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings. The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Group determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

2.	Principal Accounting Policies (continued)

(n)	Property, equipment and software, net

Property, equipment and software are stated at cost less accumulated depreciation and impairment. Property, equipment and software are depreciated over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Classification	Estimated useful lives
Equipment	3-10 years
Servers	3-5 years
Office furniture, vehicles & logistics equipment	3-5 years
Portable power banks and charging boxes	3-5 years
Leasehold improvement	Shorter of expected lives of leasehold improvements and lease term
Software	10 years
Building	20 years

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property, equipment and software is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive income.

(o)	Construction in progress

Direct costs that are related to the construction of property, equipment and software and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property, equipment and software items and the depreciation of these assets commences when the assets are ready for their intended use. As of December 31, 2016 and 2017 the balances of construction in progress were RMB5,645 and RMB4,229 which were primarily relating to the construction of logistic warehouses.

(p)	Land use rights, net

 Land use rights represent amounts paid for the Group's lease for the use right of land located in Suzhou City in China. Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives which are generally 50 years and represent the shorter of the estimated usage periods or the terms of the agreements.

(q)	Intangible assets, net

The Group performs valuation of the intangible assets arising from business acquisition to determine the relative fair value to be assigned to each asset acquired. The acquired intangible assets are recognized and measured at fair value and are expensed or amortized using the straight-line approach over the assets estimated economic useful lives as follows:

Estimated average useful lives
Domain names and non-compete agreements	2 years
Customer relationship	5 years
Patent	10 years
Trademark	2-3 years
User base	2-3 years

Amortization expenses for the years ended December 31, 2015, 2016 and 2017 were RMB111, nil and RMB5,670, respectively.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

2.	Principal Accounting Policies (continued)

(r)	Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business acquisition.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of December 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. Commencing in September 2011, in accordance with the FASB revised guidance on “Testing of Goodwill for Impairment,” a company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the company decides, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the implied fair value of the reporting unit’s goodwill and the carrying amount of goodwill will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. Goodwill was allocated to one and two reporting units as of December 31, 2016 and 2017, respectively (Note 13).

(s)	Impairment of long-lived assets

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

(t)	Film production

The Group entered into a film production collaborative arrangement with a third party. In accordance with ASC 926, Entertainment – Films (“ASC 926”), film production costs includes cash expenditures made to acquire a proportionate share of certain rights to films including profit sharing, distribution and/or other rights. Film production costs also include direct production costs, production overhead and acquisition costs and is stated at the lower of unamortized cost or estimated fair value. Pursuant to ASC 926, film production costs will be amortized once the film has been released. As of December 31, 2017, the film was still being developed and had not been released. The Group reviews unamortized film production costs for impairment whenever events or circumstances indicate that the fair value of the produced content may be less than its unamortized cost. No impairment losses were recorded for the year ended December 31, 2017.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

2.	Principal Accounting Policies (continued)

(u)	Leases

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

(v)	Revenue recognition

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

The Group acquired Jiedian (Note 4), one of the leading players in the portable power bank sharing business. Jiedian facilitates master power charging boxes in highly frequented points of interest, such as restaurants, bars, gyms, airports, train stations, shopping malls, beauty salons, hospitals and parks. Each charging box contains multiple portable power banks. Revenue from the provision of portable power bank charging services is generally recognized upon completion of the services.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

2.	Principal Accounting Policies (continued)

(w)	Discount coupons and prepaid cards

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

(x)	Customer loyalty program

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

(y)	Cost of revenues

Cost of revenue consists primarily of cost of merchandise sold and inventory write-downs, depreciation of portable power bank and charging box, and amortization of acquired intangible assets. The cost of revenues does not include shipping and handling expenses, payroll, bonus and benefits of logistic staff or logistic centers rental expenses and amortization of acquired intangible assets, therefore our cost of revenues may not be comparable to other companies which include such expenses in their cost of revenues.

(z)	Rebates and subsidies

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

(aa)	Fulfillment expenses

Fulfillment expenses represent those costs incurred in shipping and operating and staffing the Group’s fulfillment and customer service centers, including costs attributable to receiving, inspecting, and warehousing inventories; picking, packaging, and preparing customer orders for shipment; collecting payments from customers and responding to inquiries from customers. Fulfillment also includes amounts payable to third parties that assist the Group in payment collections, fulfillment and customer service operations. The shipping costs included in fulfillment expenses were RMB338,097, RMB311,394, and RMB242,396 for the years ended December 31, 2015, 2016, and 2017, respectively.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

2.	Principal Accounting Policies (continued)

(ab)	Marketing expenses

Marketing expenses mainly consist of advertising costs, promotion expenses, payroll and related expenses for employees engaged in marketing activities. Advertising costs, which primarily spend on online and offline advertisements, are expensed when the services are received. The advertising expenses were RMB599,713, RMB365,914, and RMB 319,284 for the years ended December 31, 2015, 2016, and 2017, respectively.

(ac)	Technology and content expenses

Technology and content expenses mainly consist of payroll and related costs for employees involved in application development, category expansion, editorial content production and system support, as well as server charges and costs associated with telecommunications.

(ad)	General and administrative expenses

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

(ae)	Share-based compensation

All stock-based awards granted to the Founders, employees and directors, including Founders’ share, stock options and restricted share units (“RSUs”) are measured at the grant date based on the fair value of the award and are recognized as expenses using straight line method, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. Forfeitures are estimated at the time of grant and revised in the subsequent periods if actual forfeitures differ from those estimates. The Group adopted Accounting Standard Update (“ASU”) ASU 2016-09—Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting on January 1, 2017 and elected to account for forfeitures as they occur. There was no cumulative-effect adjustment to retained earnings given that the historical estimated forfeiture rates approximated actual forfeiture rates.

The Binomial option pricing model is used to measure the fair value of stock options. The determination of the fair value is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, exercise multiples, expected forfeiture rate, risk-free interest rates, contract life and expected dividends.

The Group recognizes the estimated compensation cost of service-based restricted share units based on the fair value of its ordinary shares on the date of the grant. The Group recognizes the compensation cost over a vesting term of generally four years and starting January 1, 2017, accounts for forfeitures as they occur.

The fair value of liabilities incurred in share-based payment transactions with employees are remeasured at the end of each reporting period through settlement. Changes in the fair value of a liability incurred under a share-based payment arrangement that occur during the requisite service period are recognized as compensation costs over that period.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

2.	Principal Accounting Policies (continued)

(af)	Employee benefits

The Company’s subsidiaries, the VIEs and the VIEs’ subsidiaries in China participate in a government mandated, multi-employer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor laws require the entities incorporated in China to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. Employee social benefits included as expenses in the consolidated statements of comprehensive income amounted to RMB46,387, RMB66,131 and RMB65,302 for the years ended December 31, 2015, 2016 and 2017, respectively.

(ag)	Government grant

Generally, a government grant is recognized as other income when the grant is received and the requirements associated with receipt of the grant have been complied with. If the government grant is tied to the acquisition of long-lived assets, the grant is recognized as deduction of the carrying value of the long lived assets, when the conditions specified in the grant have been met.

For the years ended December 31, 2015, 2016 and 2017, the Group received government grants of RMB44,904, RMB21,663 and RMB37,048, respectively, which were included in Others, net under Other income/ (expenses) in the consolidated statements of comprehensive income.

(ah)	Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statement of comprehensive income in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized. The Group adopted ASU 2015-17, Income Taxes-Balance Sheet Classification of Deferred Taxes on January 1, 2017, which classifies all deferred tax assets and liabilities as noncurrent. There was no impact to the prior period balance sheet as all deferred tax assets were noncurrent in nature as of December 31, 2016.

Uncertain tax positions

ASC 740, Tax provision prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its consolidated statement of comprehensive income. As of December 31, 2016 and 2017, the Group did not have any material unrecognized uncertain tax positions.

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

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

2.	Principal Accounting Policies (continued)

(ai)	Comprehensive income

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

(aj)	Earnings per share

Earnings per share is calculated in accordance with ASC 260, Earnings Per Share. Basic earnings per share is computed by dividing net income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between common shares and other participating securities base on their participating rights. Diluted earnings per share reflects the potential dilution that could occur if securities to issue ordinary shares were exercised. The dilutive effect of outstanding share-based awards is reflected in the diluted earnings per share by application of the if-converted method and treasury stock method, respectively. Dilutive equivalent shares are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive.

(ak)	Statutory reserves

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

For the years ended December 31, 2015, 2016 and 2017, profit appropriation to statutory funds for the Group’s entities incorporated in the PRC was approximately RMB14,734, RMB20,246 and RMB4,767, respectively. No appropriation to other reserves was made for any of the years presented.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

2.	Principal Accounting Policies (continued)

(al)	Segment reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Chief Executive Officer.

The Group historically had only one single reportable segment because the CODM formerly relied on the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. With the development of the new business initiatives, the CODM started to separately evaluate performance and allocate resources by different business segments, thus the Group changed its reportable segments in 2017. The Group’s principal operations are currently organized into two business segments, the E-commerce segment and the New businesses segment, which are defined based on the products and services provided. E-commerce represents e-commerce business. New businesses mainly includes film production, Jiedian and other technology initiatives business. Accordingly, the Group updated the presentation of its reportable segments in prior periods to conform to the current year’s presentation in accordance with ASC 280 Segment Reporting.

(am)	Recently issued accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09 (“ASU 2014-09”), Revenue from Contracts with Customers. ASU 2014-09 supersedes the revenue recognition requirements in ASC 605, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is originally effective for the annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. ASU 2015-14, Revenue from Contracts with Customers, defers the effective date of ASU 2014-09 by one year. As a result, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017 and interim periods therein. Early adoption is permitted to the original effective date. Based on the contracts outstanding as of December 31, 2017, management expects that the cumulative catch-up adjustment upon adoption will not be material. The new standard will however require more extensive revenue-related disclosures. The Group is in the process of implementing the appropriate changes to its business processes, systems and controls to support recognition and disclosures under the new standard.

In January 2016, the FASB issued ASU 2016-01, “Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities”, which amends various aspects of the recognition, measurement, presentation, and disclosure for financial instruments. This amendment requires all equity investments to be measured at fair value, with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The ASU is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted only for certain provisions. The most significant impact on the consolidated financial statements of the Group relates to the recognition and measurement of equity investments at fair value in its consolidated statements of comprehensive loss. The Group has elected to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes and will apply the new standard beginning January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) ("ASU 2016-02"). ASU 2016-02 modifies existing guidance for off-balance sheet treatment of a lessees' operating leases by requiring lessees to recognize lease assets and lease liabilities. Under ASU 2016-02, lessor accounting is largely unchanged. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. The Group is evaluating this guidance and the impact to the Group, as both lessor and lessee, on the consolidated financial statements.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

2.	Principal Accounting Policies (continued)

(am)	Recently issued accounting pronouncements (continued)

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments ("ASU 2016-15"). ASU 2016-15 reduces the existing diversity in practice in financial reporting across all industries by clarifying certain existing principles in ASC 230, Statement of Cash Flows, ("ASC 230") including providing additional guidance on how and what an entity should consider in determining the classification of certain cash flows. In addition, in November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230), Restricted Cash ("ASU 2016-18"). ASU 2016-18 clarifies certain existing principles in ASC 230, including providing additional guidance related to transfers between cash and restricted cash and how entities present, in their statement of cash flows, the cash receipts and cash payments that directly affect the restricted cash accounts. These ASUs will be effective for the Group's fiscal year beginning January 1, 2018 and subsequent interim periods. Early adoption is permitted. The adoption of ASU 2016-15 and ASU 2016-18 will modify the Group's current disclosures and classifications within the consolidated statement of cash flows but they are not expected to have a material effect on the Group’s consolidated financial statements.

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. Under the new standard, the selling (transferring) entity is required to recognize a current tax expense or benefit upon transfer of the asset. Similarly, the purchasing (receiving) entity is required to recognize a deferred tax asset or liability, as well as the related deferred tax benefit or expense, upon purchase or receipt of the asset. This pronouncement is effective for reporting periods beginning after December 15, 2017, with early adoption permitted. The Group does not believe this standard will have a material impact on the consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying Definition of a Business ("ASU 2017-01"). ASU 2017-01 clarifies the framework for determining whether an integrated set of assets and activities meets the definition of a business. The revised framework establishes a screen for determining whether an integrated set of assets and activities is a business and narrows the definition of a business, which is expected to result in fewer transactions being accounted for as business combinations. Acquisitions of integrated sets of assets and activities that do not meet the definition of a business are accounted for as asset acquisitions. This update is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted for transactions that have not been reported in previously issued (or available to be issued) financial statements. The Group does not believe this standard will have a material impact on the consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment ("ASU 2017-04"), which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step two to measure the impairment loss. The guidance is effective for annual and interim impairment tests performed in periods beginning after December 15, 2019. Early adoption is permitted for all entities for annual and interim goodwill impairment testing dates on or after January 1, 2017. The guidance should be applied on a prospective basis. The Group does not believe this standard will have a material impact on the consolidated financial statements.

In February 2017, the FASB issued ASU 2017-05, Other Income-Gains and Losses from the Derecognition of Nonfinancial Assets ("ASU 2017-05"). ASU 2017-05 defines an in-substance nonfinancial asset and clarifies guidance related to partial sales of nonfinancial assets. This standard is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted. The Group does not believe this standard will have a material impact on the consolidated financial statements.

In May 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting that provides clarification on accounting for modifications in share-based payment awards. This guidance is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted. The adoption of this guidance is not expected to have an impact on the Group's consolidated financial statements or related disclosures unless there are modifications to the Group's share-based payment awards.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

3.	Risks and concentration

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, short-term investments, accounts receivable, net, loans receivable, net and other receivables.

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

Foreign currency risk

The Group’s operating transactions and its assets and liabilities are mainly denominated in RMB. The accounts payable generated by Jumei Global are denominated in Hong Kong dollars, U.S. dollars, Australian dollars, Japanese Yen, and Korean Won. The Group do not believe that the Group currently has any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. The Group’s cash and cash equivalents and short-term investments denominated in RMB that are subject to such government controls amounted to RMB861,400 and RMB2,070,641 as of December 31, 2016 and 2017, respectively. The value of the RMB is subject to changes by the central government policies and international economic and political developments that affect the supply and demand of RMB in the foreign exchange market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

4.	Business combination

Acquisition of Jiedian

In May, 2017, the Group entered into a purchase agreement (“Acquisition Agreement”) and acquired a majority interest in Jiedian for cash consideration of RMB300 million (US$46.1 million).

	RMB	US$
Total purchase price comprised of:
-Cash consideration	300,000	46,109
Total	300,000	46,109

The table below summarized the estimated fair values of the assets acquired and liabilities assumed from Jiedian as of the acquisition date:

	Jiedian
	RMB	US$
Cash and cash equivalents	345,466	53,097
Prepayments and other current assets	17,049	2,620
Property and equipment, net	8,617	1,324
Intangible assets:
Trademark	20,200	3,105
User base	2,100	323
Goodwill	105,219	16,172
Accounts Payable	(80)	(12)
Accrued expenses and other current liabilities	(26,026)	(4,000)
Deferred tax liabilities	(3,345)	(514)
Total fair value of Jiedian	469,200	72,115
Fair value of redeemable noncontrolling interests	(169,200)	(26,006)
Total fair value of purchase price consideration	300,000	46,109

The Group recognized a noncontrolling interest of RMB169,200 (US$26,006) based on the fair value of minority interest at acquisition date with the assistance of an independent third party valuation firm by using generally accepted valuation methodologies such as income approach. The goodwill arising from the above business combination, which is not tax deductible, is mainly attributable to synergies expected to be achieved from the acquisition.

Pursuant to the Acquisition Agreement, the non-controlling interests are subject to redemption by the Group if (i) Jiedian does not complete an initial public offering on a qualified exchange (“Jiedian Qualified IPO”) within certain years from the Acquisition Date; and (ii) there is a material breach by the Group of the Acquisition Agreement, shareholders agreement, and memorandum and articles of association (as defined in the Acquisition Agreement). Therefore, the non-controlling interests have been classified as mezzanine equity as they may be redeemed at the option of the non-controlling interest holders (“Holders”) on or after an agreed upon date outside the sole control of the Group. The contingent redemption option of the non-controlling interests did not qualify for bifurcation accounting because the underlying ordinary shares were neither publicly traded nor readily convertible into cash. There were no other embedded derivatives that are required to be bifurcated.

The Group concluded that the non-controlling interests are not redeemable currently. The Group also concluded that it is not probable that the non-controlling interests will become redeemable because the likelihood of a Jiedian Qualified IPO not occurring and the occurrence of a material breach as defined in the Acquisition Agreement, are both remote. Therefore, no adjustment will be made to the initial carrying amount of the non-controlling interests until it is probable that they will become redeemable.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

4.	Business combination (continued)

In May, July and September 2017, the Group acquired additional equity interests in Jiedian from the Holders for a total cash consideration of RMB92,610 (US$14,234). The acquisition of the non-controlling interest by the Group was accounted for as an equity transaction. The difference between the consideration paid by the Group to the Holders and the adjustment to the carrying amount of the non-controlling interests amounting to RMB10,718 (US$1,647) was recognized additional paid-in capital. As a result, the Group held 82.07% equity interest of Jiedian as of December 31, 2017.

The actual results of operation after the acquisition date have been included in Note 21 because it represents a majority of the New Businesses segment.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

5.	Fair value measurement

As of December 31, 2016 and 2017, information about inputs into the fair value measurements of the Group’s assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair value measurement at reporting date using
Description	December 31, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
			RMB	RMB
Short-term investments with variable interest rates	700,000	-	700,000	-
Investment security	79,298	79,298	-	-
Total	779,298	79,298	700,000	-

		Fair value measurement at reporting date using
Description	December 31, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
			RMB	RMB
Short-term investments with variable interest rates	1,972,277	-	1,972,277	-
Investment security	88,933	88,933	-	-
Total	2,061,210	88,933	1,972,277	-

The Group values its investment security using quoted prices for the underlying security in active market, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 1.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

6.	Loans receivable, net

 The following is a summary of loans receivable:

	As of December 31,
	2016	2017
	RMB	RMB
Loans receivable - current portion	-	73,330
Loans receivable - non-current portion	73,330	-

In August 2016, the Group entered into definitive agreements for investing approximately RMB100,000 in a venture capital fund (“Fund”) set up to focus on investments in the culture and entertainment industries in China. The total RMB 100,000 consist of equity investment of RMB 26,670 (see Note 9) and RMB 73,330 loan with an annual interest rate of 4.35% and up to 10% based on different conditions. The contractual maturity date is December 31, 2018.

7.	Inventories

The following is a summary of Inventories:

	As of December 31,
	2016	2017
	RMB	RMB
General merchandise	673,477	640,538
Packing materials and others	3,146	4,082
Less: Inventory write down	(30,507)	(41,529)
Total	646,116	603,091

8.	Prepayment and other current assets

The following is a summary of prepayments and other current assets:

	As of December 31,
	2016	2017
	RMB	RMB
Third-party platform funds receivable (i)	-	91,747
VAT prepayments	-	62,496
Supplier rebates receivables	71,547	49,909
Receivable from a third party	29,500	-
Interest receivable	27,997	8,928
Prepaid taxes related with overseas purchase	15,367	31,470
Prepaid vendors deposits	10,709	16,427
Prepaid advertising fees	9,361	16,775
Prepaid rental fees	7,895	9,656
Rebate receivable from third-party online payment platforms	10,664	-
Receivables related to employee share options exercise	469	-
Other receivables	14,358	7,287
Total	197,867	294,695

(i)	This balance represents cash deposits from Jiedian customers that use its portable power banks, held by third-party on-line payment service providers.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

9.	Long-term investments

	Cost Method	Equity Method	Total
	RMB	RMB	RMB
Balance at December 31, 2016	486,437	29,262	515,699
Additions	35,889	-	35,889
Share of income	-	4,903	4,903
Impairment	(1,900)	-	(1,900)
Balance at December 31, 2017	520,426	34,165	554,591

(i)	Equity method investment

In August 2016, the Group together with other third parties, set up a management company as a General Partner (“GP”) and obtained 14% equity interests in GP with cash consideration of RMB140. Subsequently, the Group together with GP and other third parties entered into a partnership agreement to subscribe partnership interest, as a limited partner in venture capital fund. According to the partnership agreement, the Group held 33.34% equity interest in venture capital fund with cash consideration of RMB26,670. The investment decisions regarding the Fund were made by the investment committee (as a designee of GP) and the Group had one out of three investment committee seats. The Group accounted for both investments in GP and venture capital fund under equity method because the Group has significant influence but does not own a majority equity interest or otherwise control.

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

On April 25, 2016, the Group disposed of its controlling interests in a majority owned subsidiary incorporated in Korea to the non-controlling interests of the subsidiary and a third party investor recognized a disposal gain of RMB7,308. Upon the completion of disposal transaction, the Company’s residual equity interest in this investee was redesignated from common shares to convertible and redeemable preferred shares of that entity. The investment of the remaining equity interest in this investee is accounted for the investment under cost method as the shares invested by the Group were not considered as in-substance common stock and the shares do not have readily determinable fair value.

On July 22, 2015, the Group made a convertible loan investment of RMB558,000 (“Convertible Loan”) in BabyTree Inc. and its subsidiaries and VIE in PRC (collectively, “BabyTree”). According to the terms of the Convertible Loan, the Convertible Loan bears no interest for the period before July 22, 2016 (“Maturity Date”), however, if the loan is not repaid at maturity on time, 12% per annum would be charged for the loan outstanding period. On or prior to the Maturity Date, if BabyTree completes its restructuring, the Group shall convert all outstanding loan balance into certain equity interests in BabyTree’s Chinese operation entity, subject to certain protective conversion price adjustments provisions (“Conversion Features”). If BabyTree could not complete the restructuring plan before the loan maturity date, the Group has the option, within 2 months after the Maturity Date, to convert all or a portion of the outstanding loan balance to shares of BabyTree Inc. (Cayman). If the loan is not converted upon maturity, BabyTree shall repay the principal. The Company has the right to make an additional RMB 186,000 loan with the same terms to BabyTree at the end of year 2015 (“Call Option”). If certain sales targets are not met by BabyTree before the year end, the Group has the right to demand early repayment of RMB 186,000 loan balance (“Put Option”). On March 16, 2016, the Group and BabyTree entered into a supplementary agreement to exercise the Put Option and the Group received a repayment of RMB186,000 from BabyTree. On September 8, 2016, the Group effected a conversion of the outstanding balance, amounted to RMB372,000, into investment of common shares of two main operating entities of BabyTree incorporated in Mainland China based on the terms of the Conversion Features. The investment is accounted for under cost method as the Group does not have ability to exercise significant influence over operating and financial policies of the investees and the shares do not have readily determinable fair value.

On April 30, 2017, the Group invested in common shares of one online retailer incorporated in China for cash consideration of RMB1,900 (US$292). This investment was fully impaired as of December 31, 2017 due to significant recurring operating losses.

On May 18, 2017, the Group invested in common shares representing 5% and 20% of two entities, respectively, engaged in the portable power bank business incorporated in China for cash consideration of RMB20,000 (US$3,074). The common shares do not have readily determinable fair value. The investment is accounted for under the cost method because the Group does not have significant influence.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

9.	Long-term investments (continued)

On December 7, 2017, the Group acquired 5.0% equity interest in one online financing services provider incorporated in China for cash consideration of RMB20,634 (US$3,171). The investment is accounted for under the cost method as the shares invested by the Group were not considered as in-substance common stock and the shares do not have readily determinable fair value.

The Group performs the impairment assessment of its investments under the cost method and equity method whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. The Group recognized nil and RMB1,900 (US$292) impairment for its investments under the cost method and equity method in 2016 and 2017, respectively.

10.	Investment security

	As of December 31,
	2016	2017
	RMB	RMB
Balance at the beginning of the year	135,952	79,298
Recognition of unrealized (loss)/gain	(68,309)	14,411
Foreign currency transaction adjustments, net of nil tax	11,655	(4,776)
Balance at the end of the year	79,298	88,933

On May 6, 2015, the Group entered into a share purchase agreement to acquire 2% equity stake in IT’S HANBUL CO.,LTD. (“IT’S HANBUL”, formerly known as IT’S SKIN CO., LTD.), a South Korean company engaged in the sale of beauty products, for a total cash consideration of RMB172,639. Such investment is accounted for under the cost method at initial recognition.

IT’S HANBUL listed on the Korea Composite Stock Price Index (“KOSPI”) market on December 28, 2015. Therefore the investment is reclassified as available-for-sale securities and is measured at fair value with unrealized gains or losses, if any, recorded in the accumulated other comprehensive income in shareholders’ equity. The decline in value of the investment, amounted to RMB114,789 for the period from May 2015 to December 2016, was considered other than temporary due to the duration and severity of the decline. The impairment was therefore recognized by reclassifying the unrealized loss of RMB114,789 from other comprehensive income to statement of income for the year ended December 31, 2016. There was no impairment and hence, no related reclassification from other comprehensive income to statement of income for the year ended December 31, 2017.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

11.	Property, equipment and software, net

The following is a summary of property, equipment and software, net:

	As of December 31,
	2016	2017
	RMB	RMB
Equipment	41,535	44,370
Leasehold improvements	32,731	28,299
Servers	36,135	36,896
Office furniture, vehicles and logistics equipment	19,612	20,999
Portable power banks and charging boxes	-	383,031
Software	8,909	9,157
Building	-	118,276
Total	138,922	641,028
Less: Accumulated depreciation	(85,320)	(124,446)
Net book value	53,602	516,582

Depreciation expenses for the years ended December 31, 2015, 2016 and 2017 were RMB29,814, RMB29,292 and RMB50,891, respectively.

12.	Land use rights, net

	As of December 31,
	2016	2017
	RMB	RMB
Cost:
Land use rights	84,068	84,068
Less: Accumulated amortization	(1,541)	(3,222)
Land use rights, net	82,527	80,846

The lease period of the land use rights are from May 2016 to January 2066. Amortization expenses for land use rights for the years ended December 31, 2016 and 2017 were RMB1,541 and RMB1,681, respectively.

13.	Goodwill

The changes in the carrying amount of goodwill were as follows:

	E-Commerce	Jiedian	Total
	RMB	RMB	RMB
Balance at January 1, 2016 and December 31, 2016	15,291	-	15,291
Goodwill acquired (Note 4)	-	105,219	105,219
Balance at December 31, 2017	15,291	105,219	120,510

For the years ended December 31, 2016 and 2017, the Group performed a qualitative assessment for the E-Commerce reporting unit based on the requirements of ASC 350-20. The Group evaluated all relevant factors, weighed all factors in their entirety and concluded that it was not more likely than not that the fair values of the E-Commerce reporting unit was less than its respective carrying amount. Therefore, further impairment testing on goodwill was unnecessary as of December 31, 2016 and 2017, respectively.

For the year ended December 31, 2017, the Group performed a quantitative assessment for the Jiedian reporting unit by estimating the fair value of the reporting units based on an income approach. The fair value of the Jiedian reporting unit exceeded its respective carrying value and therefore, goodwill related to this reporting unit was not impaired.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

14.	Accrued expenses and other current liabilities

The following is a summary of accrued expenses and other current liabilities:

	As of December 31,
	2016	2017
	RMB	RMB
Deposits from service providers	38,320	36,731
Customer deposits and funds payable (Note 2v)	-	193,261
Payroll and welfare benefits accruals	29,941	35,223
Server custody and bandwidth fee accruals	11,530	5,221
Professional fees payable	7,861	4,576
Rentals	4,257	584
Payables related to employee share options exercise	340	4,432
Accrual for purchase of property and equipment	-	38,012
Others	13,706	25,198
Total	105,955	343,238

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

15.	Taxation

(a) Value-Added Tax (VAT)

Under the PRC Provisional Regulations on Value-Added Tax, the Group’s revenue are subject to VAT at the rate of 17% for revenues generated from sales of products and leasing services, less any deductible VAT already paid or borne by such entity. The Group’s service revenues other than leasing services are subject to VAT at a rate of 6%. The VAT balance is recorded in tax payable in the consolidated balance sheets.

(b) Income Taxes

For the year ended December 31, 2017, loss before tax of RMB13,200 comprised of RMB58,791 profit from PRC subsidiaries and RMB71,991 loss from non-PRC subsidiaries

The following table sets forth current and deferred portion of income tax expenses/ (benefits) of the Group:

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Current tax provision	63,527	29,024	31,383
Deferred tax provision	7,876	2,580	(7,605)
Income tax expenses	71,403	31,604	23,778

Cayman Islands (“Cayman”)

Under the current laws of the Cayman Islands, the Group is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Entities incorporated in Hong Kong are subject to Hong Kong profit tax at a rate of 16.5% for income arising in or derived from Hong Kong.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

15.	Taxation (continued)

PRC

Entities incorporated in the PRC are subject to Corporate Income Tax (“CIT”) at a rate of 25% under the CIT Law.

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

In April 2008 with subsequent amendments and updates, the State Administration of Taxation, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the certification of High and New Technology Enterprises (“HNTE”) specifying the criteria and procedures. Reemake Media was granted as a HNTE in December 2012 and extended in September 2015, is entitled to the preferential CIT rate of 15% from 2015 through 2018.

Tianjin Cyril was granted as a HNTE in October 2014, is entitled to the preferential enterprise income tax rate of 15% from 2014 through 2017. The HNTE status of Tianjin Cyril was renewed in October 2017, and therefore, Tianjin Cyril is entitled to the preferential enterprise income tax rate of 15% from 2017 until 2019.

According to the Notice on the Corporate Income Tax regarding Deepening Implementation of Grand Development of the Western Region issued by the State Administration of Taxation, enterprises located in the western region of the PRC with principal revenue of over 70% generated from encouraged category of western region of the PRC are entitled to a preferential income tax rate of 15% for ten years from January 1, 2011 to December 31, 2020. Chengdu Jumei, which is located within the western region of the PRC and meets the criteria as set forth in the notice, is entitled to the preferential income tax rate of 15% starting from 2013 upon approval by the relevant tax authority.

Reconciliation of the differences between statutory tax rate and the effective tax rate

Substantially all of the Group’s income before tax is from the operations in the PRC. The following table sets forth reconciliation between the statutory CIT rate and the effective tax rate:

	For the Years Ended December 31,
	2015	2016	2017

Statutory income tax rates	25%	25%	(25)%
Effect of preferential tax	(14)%	(5)%	(65)%
Change in valuation allowance	19%	(10)%	161%
Permanent differences	3%	7%	59%
Effect of withholding tax	2%	-	-
Effect on tax rates in different tax jurisdiction	(1)%	1%	51%
Effective tax rate	34%	18%	181%

The permanent differences in 2015 and 2016 were mainly attributable to non-tax deductible share based compensation expenses and impairment of investment security. The permanent differences in 2017 were mainly attributable to non-tax deductible share based compensation expenses, exchange loss and research and development super-deduction.

The aggregate amount of the preferential tax rate were RMB29,226, RMB10,022 and RMB8,605 for 2015, 2016 and 2017, respectively, and the per share effects of the preferential tax rate were RMB0.20, RMB0.11 and RMB0.06 for 2015, 2016 and 2017, respectively.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

15.	Taxation (continued)

Deferred tax assets

The following table sets forth the significant components of the Group’s aggregate deferred tax balances:

	As of December 31,
	2016	2017
	RMB	RMB
Deferred tax assets:
Net operating loss carry forwards	15,123	48,337
Excess advertising expenses carry forwards	10,787	7,717
Accrued payroll and other expenses	2,585	-
Others	3,028	10,560
Less: valuation allowance	(30,196)	(58,432)
Total deferred tax assets, net	1,327	8,182

Deferred tax liability :
Intangible assets acquired	-	2,595

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

The Group has incurred net accumulated operating losses for income tax purposes since its inception. The Group believes that it is more likely than not that most of these net accumulated operating losses and other deferred tax assets will not be utilized in the future. Therefore, the Group had provided valuation allowances of RMB30,196 and RMB58,432 for the deferred tax assets as of December 31, 2016 and 2017, respectively. The net operating loss carry forwards amounting RMB258,537 as of December 31, 2017 will expire in years 2018 to 2022 if not utilized.

Movement of valuation allowance

	As of December 31,
	2016	2017
	RMB	RMB
Balance at beginning of the year	(58,568)	(30,196)
Current period deduction/(addition)	28,372	(28,236)
Balance at the end of the year	(30,196)	(58,432)

Uncertainty tax position

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized tax benefits associated with the tax positions. As of December 31, 2016 and 2017, the Group did not have any significant unrecognized tax benefit. The Group does not anticipate any significant increase to our liability for unrecognized tax benefit within the next 12 months. Interest and penalties related to income tax matters, if any, is included in income tax expense.

In general, the PRC tax authority has up to five years to conduct examinations of the Group’s PRC entities’ tax filings. Accordingly, the Group’s PRC entities’ tax years 2012 through 2017 remain open to examination by the PRC taxing authorities.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

15.	Taxation (continued)

Withholding tax on undistributed dividends

The CIT Law and its relevant regulations impose a withholding income tax of 10% on dividends distributed from post-2007 earnings by an Foreign Investment Enterprise (“FIE”) to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between the mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE and be able to pass the relevant beneficiary test).

Under U.S. GAAP, undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. The presumption may be overcome if the Company has sufficient evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely.

The Group intends to re-invest all earnings generated from its entities in the PRC indefinitely or be subject to a significant withholding tax should its policy change to allow for earnings distribution offshore. As of December 31, 2017, the Group did not record any withholding tax on the earnings of its entities in the PRC as the Company intends to re-invest its earnings amounting RMB1,400,720 for use in the operation and expansion of its business in China. The unrecognized deferred tax liabilities for permanently re-invested earnings of the Group’s entities in the PRC was RMB140,072 as of December 31, 2017.

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

Upon completion of the Company's IPO on May 16, 2014, the Company's shares were divided into Class A ordinary shares and Class B ordinary shares, at par value of US$0.00025. As of December 31, 2017, 840,000,000 Class A ordinary shares, 60,000,000 Class B ordinary shares and 100,000,000 discretionary shares had been authorized, of which 92,992,483 Class A ordinary shares and 56,892,198 Class B ordinary shares were outstanding.

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

During the year ended December 31, 2017, 1,912,642 Class B ordinary shares were converted into Class A ordinary shares.

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

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

17.	Share based compensation (continued)

Service-based share options

The Company granted 745,000, nil and 1,100,000 serviced-based share options to its officers, directors and employees for the years ended December 31, 2015, 2016 and 2017, respectively under the 2011 Plan and 2014 Plan. These awards generally vest over a four year term. These awards are accounted for in accordance with ASC 718 Compensation – Stock Compensation.

Share-based compensation expenses related to service-based share options of RMB38,416, RMB28,655 and RMB9,980, were recognized in the consolidated statements of comprehensive income for the years ended December 31, 2015, 2016 and 2017, respectively. The unamortized compensation costs related to unvested awards not yet recognized were RMB 15,873 as of December 31, 2017, which is expected to be recognized over a weighted average period of 1.79 years and would be adjusted for actual forfeitures occurring in the future. No income tax benefit was recognized in the consolidated statements of comprehensive income for share-based compensation arrangements for the years ended December 31, 2015, 2016 and 2017, as no tax deduction was claimed. There was no compensation cost capitalized for the years ended December 31, 2015, 2016 and 2017.

The summary of service-based share options activities under the Share Incentive Plan as of December 31, 2017, and changes during the years, is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Weighted Average fair value at grant date	Aggregate Intrinsic Value
		US$	In years	US$	US$
Outstanding as of December 31, 2015	5,546,983	3.15	6.60	3.36	38,994
Forfeited	(723,023)	7.32		8.11
Exercised	(3,071,690)	0.15		0.59	14,928
Outstanding as of December 31, 2016	1,752,270	6.70	6.73	6.27	4,289
Granted	1,100,000	2.34		1.49
Forfeited	(35,983)	13.71		8.64
Exercised	(178,395)	0.95		5.49	351
Outstanding as of December 31, 2017	2,637,892	5.18	7.42	4.30	2,420
Vested and expected to vest as of December 31, 2017	2,637,892	5.18	7.42		2,420
Exercisable as of December 31, 2017	1,042,470	6.39	5.49		1,380

The weighted average grant date fair value of options vested during 2015, 2016 and 2017 was US$5.76, US$6.33 and US$6.00, respectively.

No option expired during the years ended December 31, 2015, 2016 and 2017.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

17.	Share based compensation (continued)

The share-based compensation expenses are measured at the fair value of the award as calculated under the Binomial option-pricing model. Assumptions used in the Binomial option-pricing model are presented below:

	For the years ended December 31,
	2015	2016	2017
Risk-free interest rates (%)(1)	2.52%	NA	2.33%~2.41%
Exercise multiples(2)	2.2 times	NA	2.5 times
Expected dividend yield(3)	0%	NA	0%
Expected volatility (%)(4)	46%	NA	63%~65%
Contract life	10 years	NA	10 years

1.	The risk-free interest rate is based on the implied yield rates of China government bonds denominated in US$ for a term consistent with the expected life of the awards in effect at the time of grant if such rates are available.

2.	The expected exercise multiple is the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. As the Company did not have sufficient information of past employee exercise history, it was estimated by referencing to Valuing Employee Stock Options (published by John Wiley & Sons. Inc. 2004 edition), a well-accepted academic publication.

3.	The dividend yield was estimated based on the Company’s expected dividend policy over the expected life of the options.

4.	The Company estimates the volatility of its common stock at the date of grant based on the historical volatility of similar U.S. and Hong Kong public companies for a period equal to the expected life preceding the grant date.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

17.	Share based compensation (continued)

Restricted Share Units

Summary of Service-Based Restricted Share Units

The summary of Service-Based Restricted Share Units (“RSUs”) activities as of December 31, 2017, and changes during the periods, is presented below:

Restricted Shares	Number of Shares	Weighted-Average Grant-Date Fair Value
		US$
Unvested as of December 31, 2015	290,448	17.33
Granted	100,000	4.08
Vested	(84,107)	18.55
Forfeited	(65,075)	16.04
Unvested as of December 31, 2016	241,266	11.77
Granted	575,000	3.75
Vested	(131,782)	8.48
Forfeited	(47,909)	15.64
Unvested as of December 31, 2017	636,575	4.92

For the years ended December 31, 2015, 2016 and 2017, total share-based compensation expenses recognized by the Company for the RSUs granted were RMB7,945, RMB9,615 and RMB9,410, respectively.

As of December 31, 2017, there were RMB13,972 of unrecognized share-based compensation expenses related to the RSUs granted. The expenses are expected to be recognized over a weighted-average period of 3.09 years.

Jiedian equity incentive plan (“Jiedian Plan”)

Jiedian also has an equity incentive plan granting share-based awards. Jiedian granted awards equivalent to approximately 2.1% of Jiedian’s equity interest on a fully diluted basis in 2017. The grant date fair value of the award granted was RMB9,871 for the year ended December 31, 2017. Share-based compensation expenses recognized for the liability awards granted during the year ended December 31, 2017 was RMB4,320. As of December 31, 2017, the unrecognized compensation expenses related to Jiedian Plan was RMB5,551. The expenses are expected to be recognized over a weighted-average period of 2.01 years.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

18.	Earnings/(losses) per share

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

The following table sets forth the computation of basic and diluted net income/(losses) per share attributable to Jumei’s ordinary shareholders for the periods indicated:

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Numerator:
Net income/(losses) attributable to Jumei International Holding Limited	122,916	142,224	(36,978)
Numerator for basic and diluted income/(losses) per share attributable to Jumei’s ordinary shareholders	122,916	142,224	(36,978)

Denominator:
Weighted average number of ordinary shares – basic	145,901,672	149,477,388	149,790,335
Dilutive effect of share options	3,848,667	573,230	-
Dilutive effect of RSUs	8,486	18,587	-
Weighted average number of ordinary shares – diluted	149,758,825	150,069,205	149,790,335

Net income/(losses) per share attributable to Jumei’s ordinary shareholders
- Basic	0.84	0.95	(0.25)
- Diluted	0.82	0.95	(0.25)

Potentially dilutive securities that were not included in the calculation of dilutive net income per share because where their inclusion would have been anti-dilutive included share options of 1,098,037 and 2,016,482 for the years ended December 31, 2015 and 2016, respectively. All potentially dilutive securities were not included in the calculation of dilutive net income per share for the year ended December 31, 2017 as their effects would be anti-dilutive.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

19.	Commitments and contingencies

(a)	Commitments

The Group leases its facilities and offices under non-cancelable operating lease agreements. The rental expenses were RMB99,081, RMB95,688 and RMB74,390 for the years ended December 31, 2015, 2016 and 2017, respectively.

As of December 31, 2017, future minimum commitments under non-cancelable agreements were as follows:

Operating lease
RMB
2018	60,443
2019	46,913
2020	31,043
2021	15,772
2022 and thereafter	-
Total	154,171

Other than those shown above, the Group did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2017.

(b)	Contingencies

The Group is involved in certain proceedings as of December 31, 2017. There is considerable uncertainty regarding the timing or ultimate resolution of such matters, which includes eventual loss, fine, penalty or business impact, if any, and therefore, an estimate for the reasonably possible loss or a range of reasonably possible losses cannot be made. However, the Group believes that such matters, individually and in the aggregate, when finally resolved, are reasonably likely not to have a material adverse effect on the Group’s consolidated results of operations, financial position and cash flows.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

20.	Related party transactions

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2017:

Name of related parties	Relationship with the Group
Beijing Jushangminghui Commerce and Trade Co., Ltd.	A company controlled by a beneficial owner of the Company and his immediate family member
Beijing Fanbosha Commerce and Trade Co., Ltd.	A company controlled by a beneficial owner of the Company and his immediate family member
Venture capital fund	An investee of the Group accounted for as equity method

During the years ended December 31, 2015, 2016 and 2017, significant related party transactions were as follows:

(a)	The Group entered into the following transactions with related parties:

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Interest income of loans receivable:
Venture capital fund	-	1,584	7,344

(b)	The Group had the following balances with the related parties.

	As of December 31,
	2015	2016	2017
	RMB	RMB	RMB
Loan receivable from a venture capital fund	-	73,330	73,330
Interest receivable from a venture capital fund	-	1,584	8,928

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

21.	Segment reporting

The Group has determined that it operates in two operating segments: (1) E-commerce, (2) New Businesses. E-commerce represents e-commerce business. The New businesses segment mainly includes film production, Jiedian and other technology initiatives business.

The Group derives the results of the segments directly from its internal management reporting system. The CODM measures the performance of each segment based on metrics of revenue and earnings from operations and uses these results to evaluate the performance of, and to allocate resources to, each of the segments. The Group currently does not allocate assets, share-based compensation expenses and certain operating expenses to its segments, as the CODM does not use such information to allocate resources to or evaluate the performance of the operating segments. As most of the Group’s long-lived assets are located in the PRC and most of the Group’s revenues are derived from the PRC, no geographical information is presented.

The table below provides a summary of the Group’s operating segment results for the years ended December 31, 2015, 2016 and 2017.

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Net revenues:
E-commerce	7,342,959	6,277,183	5,768,243
New business	-	-	73,732
Inter-segment*	-	-	(25,143)
Total consolidated net revenues	7,342,959	6,277,183	5,816,832

Operating income/(loss):
E-commerce	151,410	132,255	95,012
New business	-	-	(133,237)
Inter-segment*	-	-	-
Total segment operating income/(loss)	151,410	132,255	(38,225)
Total consolidated operating loss	151,410	132,255	(38,225)
Total other income	54,834	49,531	25,025
Income/(loss) before tax	206,244	181,786	(13,200)

(*) The inter-segment eliminations mainly consist of revenues related to research and development services and warehouse services provided by E-commerce to New-business.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

22. Restricted net assets

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

The Company performed a test on the restricted net assets of consolidated subsidiaries, VIEs and the subsidiary of the VIEs (the "Restricted Net Assets") in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), "General Notes to Financial Statements" and concluded that the Restricted Net Assets did not exceed 25% of the consolidated net assets of the Company as of December 31, 2017.