Form 20-F
period 2018-12-31
Jumei International Holding Ltd
filed 2019-04-30
CIK 1597680

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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
Beijing 100007, the People's Republic of China
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American depositary shares, each representing one Class A ordinary share Class A ordinary Shares, par value $0.00025 per share	New York Stock Exchange The New York Stock Exchange*

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2018, there were 124,079,453 ordinary shares outstanding, par value $0.00025 per share, being the sum of 73,187,255 Class A ordinary shares (excluding 1,381,055 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for issuances upon the exercise or vesting of awards under our share incentive plans) and 50,892,198 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term ''new or revised financial accounting standard'' refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐ Yes ☐ No

i

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	an "active customer" for a specified period are to a customer that made at least one purchase during the period;

•	"ADSs" are to our American depositary shares, each of which represents one Class A ordinary share;

•	"China" or the "PRC" are to the People's Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

•	"GMV" are to gross merchandise volume, which is the total value of merchandise sold through Jumei and service revenue generated from Jiedian power bank sharing business;

•	our "internet platform" are to our jumei.com and jumeiglobal.com websites and our mobile platform;

•	"Jumei," "we," "us," "our company" and "our" are to Jumei International Holding Limited, and, in the context of describing our business and results of operations, also include its subsidiaries, consolidated variable interest entities and subsidiaries of the consolidated variable interest entities;

•	"net GMV" are to the sum of (i) net revenues generated from merchandise sales, (ii) net revenues generated from marketplace services and adding back corresponding payables to our third-party merchants, and (iii) net revenues generated from our Jiedian power bank sharing business; net GMV can be obtained from GMV by deducting value-added tax and surcharges, customer returns and cash coupons, and adding delivery fees charged to our customers;

•	"ordinary shares" are to our Class A and Class B ordinary shares, par value US$0.00025 per share;

•	"RMB" and "Renminbi" are to the legal currency of China;

•	"SKUs" are to stock keeping units; and

•	"US$," "U.S. dollars," "$," and "dollars" are to the legal currency of the United States.

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the rate at RMB6.8755 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 31, 2018.

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

The following summary consolidated statements of income/(loss) data for the years ended December 31, 2016, 2017 and 2018, summary consolidated balance sheets data as of December 31, 2017 and 2018 and summary consolidated cash flow data for the years ended December 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The summary consolidated statements of income/(loss) data for the years ended December 31, 2014 and 2015, summary consolidated balance sheets data as of December 31, 2014, 2015 and 2016 and summary consolidated cash flow data for the years ended December 31, 2014 and 2015 have been derived from our audited consolidated financial statements which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

You should read the summary consolidated financial information in conjunction with our consolidated financial statements and related notes and "Item 5. Operating and Financial Review and Prospects" included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

The following table presents our selected consolidated statements of income/(loss) data for the years indicated.

	For the Year Ended December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)
Summary Consolidated Statements of Income/(Loss):
Net revenues:
Merchandise sales	3,355,914	7,113,278	6,174,721	5,634,156	3,359,241	488,581
Services and others	531,617	229,681	102,462	182,676	929,627	135,210
Total net revenues	3,887,531	7,342,959	6,277,183	5,816,832	4,288,868	623,791
Cost of revenues	(2,350,702)	(5,225,669)	(4,524,897)	(4,527,284)	(3,198,195)	(465,158)
Gross profit	1,536,829	2,117,290	1,752,286	1,289,548	1,090,673	158,633
Operating expenses:
Fulfillment expenses	(434,691)	(948,954)	(769,651)	(580,792)	(367,212)	(53,409)
Marketing expenses	(499,115)	(655,314)	(427,827)	(401,756)	(634,732)	(92,318)
Technology and content expenses	(135,698)	(169,694)	(216,310)	(200,342)	(198,408)	(28,857)
General and administrative expenses	(102,527)	(191,918)	(206,243)	(144,883)	(145,940)	(21,226)
Impairment of goodwill	—	—	—	—	(15,291)	(2,224)
Total operating expenses (1)	(1,172,031)	(1,965,880)	(1,620,031)	(1,327,773)	(1,361,583)	(198,034)
Income/(loss) from operations	364,798	151,410	132,255	(38,225)	(270,910)	(39,401)
Other income/(expenses):
Interest income	82,251	114,123	85,597	65,515	94,043	13,678
Others, net	56,397	(59,289)	76,271	(45,393)	386,635	56,235
Share of income/(loss) from equity method investment	—	—	2,452	4,903	(1)	(0)
Impairment of investment security	—	—	(114,789)	—	(82,372)	(11,981)
Income/(loss) before tax	503,446	206,244	181,786	(13,200)	127,395	18,531
Income tax expenses	(98,083)	(71,403)	(31,604)	(23,778)	(9,894)	(1,439)
Net income/(loss)	405,363	134,841	150,182	(36,978)	117,501	17,092
Net income attributable to non-controlling interests, net of tax nil	(222)	(11,925)	(7,958)	—	(272)	(40)
Net income/(loss) attributable to Jumei International Holding Limited	405,141	122,916	142,224	(36,978)	117,229	17,052
Accretion to preferred share redemption value	(4,629)	—	—	—	—	—
Income allocation to participating Redeemable Preferred Shares	(55,984)	—	—	—	—	—
Net income/(loss) attributable to Jumei's ordinary shareholders	344,528	122,916	142,224	(36,978)	117,229	17,052

	For the Year Ended December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)
Weighted average number of ordinary shares used in per share calculations:(2)
- Basic	115,090,686	145,901,672	149,477,388	149,790,335	141,291,417	141,291,417
- Diluted	125,217,054	149,758,825	150,069,205	149,790,335	141,763,458	141,763,458
Net income/(loss) per share attributable to Jumei's ordinary shareholders:
- Basic	2.99	0.84	0.95	(0.25)	0.83	0.12
- Diluted	2.75	0.82	0.95	(0.25)	0.83	0.12
Net income/(loss) per ADS attributable to Jumei's ordinary shareholders:(3)
- Basic	2.99	0.84	0.95	(0.25)	0.83	0.12
- Diluted	2.75	0.82	0.95	(0.25)	0.83	0.12

Notes:

(1)	Share-based compensation expenses are allocated in operating expenses items as follows:

	For the Year Ended December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Fulfillment expenses	5,865	6,860	6,299	390	28	4
Marketing expenses	10,017	8,621	8,062	7,726	3,384	492
Technology and content expenses	8,347	8,335	4,233	5,266	3,515	511
General and administrative expenses	14,888	22,545	19,678	10,328	5,912	860

(2)	Immediately prior to the completion of our initial public offering in May 2014, all of the ordinary shares then held by Super ROI Global Holding Limited and Pinnacle High-Tech Limited were re-designated as Class B ordinary shares on a one-for-one basis and all of the then remaining ordinary shares and preferred shares that were issued and outstanding were automatically converted and re-designated into Class A ordinary shares on a one-for-one basis.

(3)	Each ADS represents one Class A ordinary share.

The following table presents our selected consolidated balance sheet data as of the dates indicated.

	As of December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands except for share data)
Summary Consolidated Balance Sheets Data:
Cash and cash equivalents	1,012,127	2,564,287	2,301,471	401,147	919,733	133,770
Short-term investments	2,524,420	363,000	700,000	1,972,277	1,427,346	207,599
Accounts receivable, net	26,942	76,937	28,868	22,334	25,849	3,760
Inventories	621,772	965,510	646,116	603,091	503,303	73,202
Total assets	4,549,430	4,991,673	4,746,101	4,967,233	5,142,205	747,903
Accounts payable	889,960	1,030,200	605,131	578,881	379,022	55,126

	As of December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands except for share data)
Total liabilities	1,179,697	1,347,661	858,969	1,025,310	1,404,434	204,268
Total mezzanine equity	—	—	—	66,696	66,638	9,692
Ordinary shares	237	239	244	244	244	35
Total shareholders' equity	3,369,733	3,644,012	3,887,132	3,875,227	3,671,133	533,943
Number of outstanding ordinary shares	145,205,128	146,634,596	149,706,286	149,884,681	124,079,453	124,079,453

The following table presents our selected cash flows for the years indicated.

	As of December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
		(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by/(used in) operating activities	422,444	151,497	83,518	(440,495)	(19,868)	(2,888)
Net cash (used in)/provided by investing activities	(2,575,715)	1,383,691	(440,461)	(1,309,126)	907,359	131,970
Net cash provided by/(used in) financing activities	2,486,702	4,417	13,285	(91,248)	(400,970)	(58,319)
Effect of exchange rate changes on cash and cash equivalents	(512)	12,555	80,842	(59,455)	32,065	4,663
Net increase/(decrease) in cash and cash equivalents	332,919	1,552,160	(262,816)	(1,900,324)	518,586	75,426
Cash and cash equivalents at beginning of year	679,208	1,012,127	2,564,287	2,301,471	401,147	58,344
Cash and cash equivalents at end of year	1,012,127	2,564,287	2,301,471	401,147	919,733	133,770

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

A public perception that non-authentic, counterfeit or defective goods are sold on our internet platform or that we do not provide satisfactory customer service, even if factually incorrect or based on isolated incidents, could damage our reputation, diminish the value of our brand, undermine the trust and credibility we have established among our customers and have a negative impact on our ability to attract new customers or retain our existing customers. In June 2014, the State Administration of Industry and Commerce launched Operation Red-shield, which was aimed at reducing the number of counterfeit products sold on e-commerce platforms in China. In July 2014, news media reported that certain luxury products sold by a third-party merchant on a number of major e-commerce platforms in China, including the marketplace on our internet platform, were counterfeit. Following these reports, we received negative publicity. We immediately launched an investigation into the third-party merchant in question and closed its online store at our marketplace. We further decided to stop offering the products at issue on our marketplace. We also offered a full refund for such products. Despite our remedial efforts, such negative publicity about us may have adversely damaged our brand, public image and reputation, which may harm our ability to attract customers and result in an adverse impact on our results of operations and prospects. If our reputation suffers, our business prospects may be materially and adversely affected.

We face intense competition and, if we fail to compete effectively, we may lose market share and customers.

China's retail market for beauty products is fragmented and highly competitive. We face competition from traditional beauty products retailers, such as Watsons and Sephora, and online beauty products retailers, as well as e-commerce platform companies, such as Alibaba Group, which operates Taobao.com and Tmall.com, Amazon China, which operates Amazon.cn, JD.com, Inc., which operates JD.com, and Vipshop Holdings Limited, which operates VIP.com and Lefeng.com. See "Item 4. Information on the Company—B. Business Overview—Competition." Our current or future competitors may have longer operating histories, greater brand recognition, better supplier relationships, larger customer bases, more cost-effective fulfillment capabilities or greater financial, technical or marketing resources than we do. Competitors may leverage their brand recognition, experience and resources to compete with us in a variety of ways, including investing more heavily in research and development and making acquisitions for the expansion of their products and services. Some of our competitors may be able to secure more favorable terms from suppliers, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory policies and devote substantially more resources to their website and system development than us. In addition, new and enhanced technologies may increase the competition in the online retail market. Increased competition may reduce our profitability, market share, customer base and brand recognition. There can be no assurance that we will be able to compete successfully against current or future competitors, and such competitive pressures may have a material and adverse effect on our business, financial condition and results of operations.

Our limited operating history makes it difficult to evaluate our business and prospects.

We commenced our beauty products retail business in March 2010 and have a limited operating history. Our total net revenues decreased by 7.3% from RMB6.3 billion in 2016 to RMB5.8 billion in 2017, and further decreased by 26.3% to RMB4.3 billion (US$623.8 million) in 2018. We cannot assure you that we will be able to avoid similar negative results or decline in the future. Growth may slow or remain negative, and net revenues or net income may decline for a number of possible reasons, some of which are beyond our control, including decreasing consumer spending, increasing competition, slowing growth of our overall market, fulfillment bottlenecks, emergence of alternative business models, changes in government policies or general economic conditions. It is difficult to evaluate our prospects, as we may not have sufficient experience in addressing the risks to which companies operating in rapidly evolving markets may be exposed. You should consider our prospects in light of the risks and uncertainties that companies with a limited operating history may encounter. In addition, as we have a limited operating history in the new service categories we offer, such as Jiedian power bank sharing business, and we continue to expand our service offerings, it is difficult to evaluate our business and future prospects based on our historical performance.

We have incurred losses in the past and we may continue to experience losses in the future.

While we have achieved positive net income of RMB117.5 million (US$17.1 million) in 2018, we incurred net loss of RMB37.0 million in 2017. We cannot assure you that we will be able to generate net profits or positive cash flow from operating activities in the future. Our ability to achieve profitability depends in large part on our ability to increase our net margin of our E-commerce and New Businesses. We may continue to experience losses in the future.

Our growth prospects could be negatively impacted by our decision to terminate our marketplace beauty products and luxury products sales to shift our marketplace beauty products sales to merchandise sales.

In the third quarter of 2014, we began to shift our marketplace beauty product sales to our merchandise sales. By the end of 2014, we had replaced most of our historical marketplace beauty product offerings using procurements through direct brand cooperation, department stores and our Jumei Global. While our decision to undertake such transitions were driven by our determination to ensure the authenticity and quality of the products sold through our internet platform, such transitions have resulted in a decrease in the number of SKUs available through our internet platform and exerted increased pressure on our merchandizing team to source the relevant beauty products directly. Furthermore, the termination of marketplace beauty product sales and the shift to merchandising sales has had a negative impact on our financial performance since 2014. Although we are taking measures to improve operating efficiency, we cannot assure you that the shift might not continue to have a negative impact on our results of operations or financial results in the future. Our decision to terminate our marketplace beauty products and luxury products sales to shift our marketplace beauty products sales to merchandise sales may negatively impact our future growth prospects and financial performance.

Our expansion into new product categories and of our Jumei Global sales channel may expose us to new challenges and more risks and may negatively impact our financial results.

Since our inception, we have focused on selling beauty products online. We have expanded the product offerings on our internet platform to include selected categories of baby, children's and maternity products, health supplements, light luxury products as well as apparel and other lifestyle products, pre-packaged food (excluding refrigerated food and frozen food). Expansion into new product categories involve new risks and challenges. Our lack of familiarity with these products and lack of relevant customer data relating to these products may make it more difficult for us to keep pace with the evolving customer demands and preferences.

We launched our Jumei Global sales channel in September 2014, which allows Chinese consumers to directly purchase products from overseas on our internet platform. We currently offer beauty products, baby, children's and maternity products, light luxury products as well as health supplements through our Jumei Global sales channel, which expose us to new challenges and more risks associated with, for example, managing a global logistical network, operating directly in foreign jurisdictions and handling more complex supply and product return issues. Furthermore, our expansion of our Jumei Global sales channel has required us to make significant investment in building a global supply and logistics infrastructure and incurred considerable costs. The PRC regulatory framework, as well as the implementation policies of local authorities, in respect of overseas direct purchase and sale of merchandise are still evolving. New applicable laws and regulations and new interpretation of the existing laws and regulations may be adopted from time to time to address new issues that arise, and additional licenses and permits may be required. As a result, substantial uncertainties exist regarding the evolution of the regulatory system and the interpretation and implementation of current and future PRC laws and regulations applicable to our Jumei Global business. Further, certain regulatory changes may negatively impact the operations and financial performance of Jumei Global. For example, the change of PRC regulation of import tax on consumer goods imported through cross-border e-commerce platforms resulted in a decline in sales volume and decrease in revenue from Jumei Global.

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

In 2018, we worked with approximately 1,341 suppliers and third-party merchants on our internet platform. Although we have adopted measures to verify the authorization of products sold through us and avoid potential infringement of third-party intellectual property rights in the course of sourcing and selling products, we may not be successful in ensuring all products sold on our platform have proper authorization.

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

Furthermore, although as an online distributor we are not required to obtain customs clearance or other specific cosmetics-related permits, we are required under the relevant PRC laws to check whether importers have obtained the requisite import related permits or filings and whether the products have passed the quality inspection before they are sold and distributed in the China market. In the past, for products imported from outside of the PRC, we had requested our suppliers and third-party merchants to provide the relevant import permits or filings. To reduce any legal risks that we may be exposed to, we have adopted internal policy and procedures to periodically check import permits or filings as well as import tariff payments of our suppliers and third-party merchants. If any of our suppliers or third-party merchants has evaded import tariffs or fails to obtain clearance from the customs or inspection and quarantine bureaus and sold such imported products to us or on our internet platform, we may be subject to fines, suspension of business, as well as confiscation of products illegally sold and the proceeds from such sales, depending on the nature and gravity of such liabilities. See "Item 4. Information on the Company—B. Business Overview—Regulation—Regulation Relating to Distribution of Cosmetics."

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

Suppliers and third-party merchants on our internet platform are separately responsible for sourcing the products that are sold on our internet platform. Although we have adopted measures to verify the authenticity of products sold on our internet platform and to immediately remove any counterfeit products found on our internet platform, these measures may not always be successful. In July 2014, a major media outlet reported that certain luxury products sold by a third-party merchant on a number of major e-commerce platforms in China, including the marketplace on our internet platform, were counterfeits. We immediately took actions to address this issue. Potential sanctions under PRC law, if we were to negligently participate or assist in infringement activities associated with counterfeit goods, include injunctions to cease infringing activities, rectification, compensation, administrative penalties and even criminal liability, depending on the gravity of such misconduct. Furthermore, counterfeit products may be defective or inferior in quality as compared to authentic products and may pose safety risks to our customers. If our customers are injured by counterfeit products sold on our internet platform, we may be subject to lawsuits, severe administrative penalties and criminal liability. See "—We may be subject to product liability claims if our customers are harmed by the products sold on our internet platform." We believe our brand and reputation are extremely important to our success and our competitive position. The discovery of counterfeit products sold on our internet platform may severally damage our reputation and cause customers to refrain from making future purchases from us, which would materially and adversely affect our business operations and financial results.

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

Since our inception, we have focused on selling beauty products online. We expect that sales of beauty products will continue to be our focus and represent a substantial portion of our total net revenues in the near future. We have increased our offerings to include other product categories, mainly baby, children's and maternity products, health supplements, light luxury products, apparel and other lifestyle products, and pre-packaged food. However, our sales of these new products may not increase to a level that would substantially reduce our dependence on online sales of beauty products. We face intense competition from other online retailers of beauty products and from established companies with physical stores that are moving into the online space. Any event that results in a reduction in our sales of beauty products could materially and adversely affect our ability to maintain or increase our current level of net revenue and business prospects.

If we fail to manage and expand our relationships with suppliers and third-party merchants, or otherwise fail to procure products at favorable terms, our business and growth prospects may suffer.

We worked with approximately 2,244, 1,903 and 1,341 suppliers and third-party merchants in 2016, 2017 and 2018, respectively. Our suppliers and third-party merchants include brand owners, brand distributors, resellers and suppliers of our exclusive products. Maintaining strong relationships with these suppliers and third-party merchants is important to the growth of our business.

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

We believe our fulfillment network, currently consisting of strategically located logistics centers in Tianjin, Zhengzhou, Chengdu, Guangzhou, Suzhou and Hong Kong is essential to our business. We have started and will continue integrating and consolidating our logistics centers to increase the overall capacity of our fulfillment network, accommodate more customer orders and provide better coverage of our target markets. In January 2016, we acquired land use rights for 169,456 square meters of warehouse land in Suzhou, on which we constructed a new self-owned logistics center. We have been using the new logistics center in Suzhou since the third quarter of 2017. In August 2018, we acquired another land use right for 166,286 square meters in Tianjin, on which we are building a new self-owned logistics center. We intend to start using the new logistics center in Tianjin in the second half of 2019. Our fulfillment network is complex and challenging to operate. We cannot assure you that we will be able to lease facilities suitable to our needs on commercially acceptable terms or at all. We may not be able to recruit a sufficient number of qualified employees with regards to the expansion of our fulfillment network. In addition, the expansion of our fulfillment infrastructure may strain our managerial, financial, operational and other resources. If we fail to manage such expansion successfully, our growth potential, business and results of operations may be materially and adversely affected.

We depend on numerous third-party delivery service providers to deliver our products, and if they fail to provide reliable delivery services, our business and reputation may be materially and adversely affected.

We used a network of 37 third-party inter-city transportation companies and local third-party delivery service providers companies to deliver parcels to our customers as of December 31, 2018. For customers in remote areas not covered by our delivery network, we use the state-owned China postal services to deliver our products. Interacting with and coordinating the activities of many delivery companies are complicated and any major interruptions to or failures in these third parties' shipping services could prevent the timely or successful delivery of our products. These interruptions may be due to unforeseen events that are beyond our control or the control of these third-party delivery companies, such as inclement weather, natural disasters, transportation interruptions or labor unrest or shortage. If our products are not delivered on time or are delivered in a damaged state, customers may refuse to accept our products and have less confidence in our services. Thus, we may lose customers, and our financial condition and reputation could suffer. In addition, as local delivery service providers tend to be small companies with limited capital resources, they may be more likely to go bankrupt, go out of business or encounter financial difficulties, in which case we may not be able to retrieve our products in their possession, arrange for delivery of those products by an alternative carrier, receive the payments the delivery service providers collect for us, or hold them accountable for the losses they cause us. Although we generally only pay the delivery service providers after they have performed their services, such payment arrangements may not be sufficient to cover the risks to which we are exposed. In addition, if the delivery service providers cease to provide cash deposits to us, or significantly reduce the amount of such deposits, our working capital requirements may increase and our operating cash flow may be materially and adversely affected. Delivery of our products could also be affected or interrupted by the merger, acquisition, insolvency or government shut-down of the delivery companies we engage to make deliveries, especially those local companies with relatively small business scales. The occurrence of any of these problems, alone or together, could damage our reputation and materially and adversely affect our business and results of operations.

Any interruption in the operation of our logistics centers for an extended period may have an adverse impact on our business.

The beauty products we sell are stored in our logistics centers. We have logistics centers in each of Tianjin, Zhengzhou, Chengdu, Guangzhou, Suzhou and Hong Kong. We are also constructing a warehouse in Tianjin. All of our logistics centers and warehouse are leased from third parties except our new logistic center in Suzhou. If any of the landlords terminates the lease agreements with us, or materially alters any existing arrangements with us, we may be forced to leave the premises and may not be adequately compensated for our investments or at all, and our business, results of operations and financial condition may be materially and adversely affected as a result.

Our ability to process and fulfill orders accurately and provide high quality customer service depends on the smooth operation of our logistics centers. Our fulfillment infrastructure may be vulnerable to damage caused by fire, flood, power outage, telecommunications failure, break-ins, earthquake, human error and other events. If any of our logistics centers was rendered incapable of operations, then we may be unable to fulfill any orders in any of the geographic areas that relies on that center. We do not carry business interruption insurance, and the occurrence of any of the foregoing risks could have a material adverse effect on our business, prospects, financial condition and results of operations.

We may not be able to recoup the capital expenditures or investments we make to expand and upgrade our fulfillment and technology capabilities.

We have invested in expanding our logistics centers' capability and upgrading our technology platform. Furthermore, we have already finished the construction of a self-owned logistics center in Suzhou. We expect to continue to invest in our fulfillment and technology capabilities. We are likely to incur costs associated with these investments earlier than some of the anticipated benefits, and the return on these investments may be lower, or may develop more slowly, than we expect. We may not be able to recover our capital expenditures or investments, in part or in full, or the recovery of these capital expenditures or investments may take longer than expected. As a result, the carrying value of the related assets may be subject to an impairment charge, which could adversely affect our profitability.

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

We sell products manufactured by third parties, some of which may be defectively designed or manufactured, of inferior quality or counterfeit. For example, beauty products in general, regardless of their authenticity or quality, may cause allergic reactions or other illness that may be severe for certain customers. Sales and distributions of products on our internet platform could expose us to product liability claims relating to personal injury and may require product recalls or other actions. Third parties that have suffered such injury may bring claims or legal proceedings against us as the retailer of the products or as the marketplace service provider. See "Item 4. Information on the Company—B. Business Overview—Regulation—Regulation Relating to Product Quality and Consumer Protection." Although we would have legal recourse against the manufacturers, suppliers or third-party merchants of such products under PRC law, attempting to enforce our rights against the manufacturers, suppliers or third-party merchants may be expensive, time-consuming and ultimately futile. Defective, inferior or counterfeit products or negative publicity as to personal injury caused by products sold on our platform may adversely affect consumer perceptions of our company or the products we sell, which could harm our reputation and brand image. In addition, we do not currently maintain any product liability insurance in relation to products we sell. Our third-party liability insurance coverage does not include products offered through third-party merchants, and the coverage on merchandise sales products might be insufficient. We have purchased insurance for our Jiedian power banks from the China Pacific Insurance Company for product liability, but it might be insufficient. As a result, any material product liability claim or litigation could have a material and adverse effect on our business, financial condition and results of operations. Even unsuccessful claims could result in the expenditure of funds and managerial efforts in defending them and could have a negative impact on our reputation.

If we are unable to conduct our marketing activities in a cost-effective manner, our results of operations and financial condition may be materially and adversely affected.

We have incurred expenses on a variety of different marketing and brand promotion efforts designed to enhance our brand recognition and increase sales of our products. Our marketing and promotional activities may not be well received by customers and may not result in the levels of product sales that we anticipate. We incurred RMB427.8 million, RMB401.8 million and RMB634.7 million (US$92.3 million) in marketing expenses in 2016, 2017 and 2018, respectively. Marketing approaches and tools in the consumer products market in China are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and customer preferences, which may not be as cost-effective as our marketing activities in the past and may lead to significantly higher marketing expenses in the future. We cannot assure you that we can continue to produce, or benefit from, such unique and effective marketing campaigns in the future. Failure to refine our existing marketing approaches or to introduce new effective marketing approaches in a cost-effective manner could reduce our market share, cause our net revenues to decline and negatively impact our profitability.

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

If we fail to manage our inventory effectively or negotiate favorable credit terms with third-party suppliers, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and significant inventory write-downs or write-offs. In addition, if we are required to lower sale prices in order to reduce inventory level or to pay higher prices to our suppliers in order to secure the right to return products to our suppliers, our profit margins might be negatively affected. Any of the above may materially and adversely affect our results of operations and financial condition.

Uncertainties relating to the growth and profitability of the online retail industry in China in general, and the development of the online curated and flash sales business models in particular, could adversely affect our net revenues and business prospects.

We generate a majority of our net revenues from online retailing. While online retailing has existed in China since the 1990s, only recently have certain online retailers become profitable. The curated and flash sales business models were not introduced to China until recently. The long-term viability and prospects of various online retail business models in China, particularly the online curated and flash sales business models, remain relatively untested. Our future results of operations will depend on numerous factors affecting the development of the online curated and flash sales business and, more broadly, the online retail industry in China, many of which are beyond our control. These factors include:

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

We have adopted security policies and measures, including encryption technology, to protect our proprietary data and customer information. However, advances in technology, the expertise of hackers, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the technology that we use to protect confidential information. We may not be able to prevent third parties, especially hackers or other individuals or entities engaging in similar activities, from illegally obtaining such confidential or private information we hold as a result of our customers' visits on our website. Such individuals or entities obtaining our customers' confidential or private information may further engage in various other illegal activities using such information. In addition, we have limited control or influence over the security policies or measures adopted by third-party providers of online payment services through which some of our customers may elect to make payment for purchases at our website. The contracted third-party delivery service providers we use may also violate their confidentiality obligations and disclose or use information about our customers illegally. Although we do not believe that we will be held responsible for any such illegal activities, any negative publicity on our website's safety or privacy protection mechanism and policy could have a material and adverse effect on our public image and reputation. Any compromise of our information security or of contracted third-party delivery service providers' information security measures could have a material and adverse effect on our reputation, business, prospects, financial condition and results of operations.

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

We accept payments using a variety of methods, including payment on delivery, online payments with credit cards and debit cards issued by major banks in China, and payment through third-party online payment platforms such as Alipay. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profit margins. We may also be subject to fraud and other illegal activities in connection with the various payment methods we offer, including online payment and cash-on-delivery options. We also rely on third parties to provide payment processing services. For example, we use contracted third-party delivery service providers for our cash-on-delivery payment options. The delivery personnel of our contracted third-party delivery service providers collect the payment on our behalf, and we require the contracted third-party delivery service providers to remit the payment collected to us on the following day. If these companies fail to remit the payment collected to us in a timely fashion or at all, if they become unwilling or unable to provide these services to us, or if their quality of services deteriorates, our business could be disrupted. We are also subject to various rules, regulations and requirements, regulatory or otherwise, governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customers, process electronic funds transfers or facilitate other types of online payments, and our business, financial condition and results of operations could be materially and adversely affected.

Our delivery and return policies may adversely affect our results of operations.

We have adopted shipping policies that do not necessarily pass the full cost of shipping on to our customers. We also have adopted customer-friendly return policies that make it convenient and easy for customers to change their minds after completing purchases. These policies improve customers' shopping experience and promote customer loyalty, which in turn help us acquire and retain customers. However, these policies also subject us to additional costs and expenses, which we may not be able to recoup through increased net revenues. Our ability to handle a large volume of returns is unproven. If our return rates are higher than we expected, or such return policy is misused by a significant number of customers, our costs may increase significantly and our results of operations may be materially and adversely affected. In addition, we cannot resell returned products that are not in their original packaging or return the products to our suppliers pursuant to our contracts with them. If return rates for such products increase significantly, we may experience an increase in our inventory balance, which may adversely affect our working capital. If we revise these policies to reduce our costs and expenses, our customers may be dissatisfied, which may result in losing existing customers or failing to acquire new customers at a desirable pace, which may materially and adversely affect our results of operations.

We may be the subject of anti-competition, harassing, or other detrimental conduct by third parties including complaints to regulatory agencies, negative blog postings, and the public dissemination of malicious characterization of our business that could harm our reputation and cause us to lose market share, customers and net revenues and adversely affect the price of our ADSs.

We have been subject to negative postings and other media exposure on our business in the past. We may become the target of anti-competition, harassing, or other detrimental conduct by third parties. Such conduct includes complaints, anonymous or otherwise, to regulatory agencies. We may be subject to government or regulatory investigation as a result of such third-party conduct and may be required to expend significant time and incur substantial costs to address such third-party conduct, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Additionally, allegations, directly or indirectly against us, may be posted in internet chat-rooms or on blogs or any website or social media platform by anyone, whether or not related to us, on an anonymous basis. Consumers value readily available information concerning retailers and the goods and services offered by them and often act on such information without further investigation or authentication and without regard to its accuracy. Information on social media platforms and devices is easily accessible, and any negative publicity on us or our founders and management can be quickly and widely disseminated. Social media platforms and devices immediately publish the content their subscribers and participants post, often without filters or checks on accuracy of the content posted. Information posted may be inaccurate and adverse to us, and it may harm our performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction. Our reputation may be negatively affected as a result of the public dissemination of anonymous allegations or malicious statements about our business, which in turn may cause us to lose market share, customers and net revenues and adversely affect the price of our ADSs.

Our business depends on the continued efforts of our management. If we lose their services or they are unable to work together effectively or efficiently, our business may be severely disrupted.

Our business operations depend on the continued services of our senior management, particularly the executive officers named in this annual report. If our management team cannot work together effectively or efficiently, our business may be severely disrupted. One or more of our executive officers may be unable or unwilling to continue their service to us, and we might not be able to replace them easily or at all. For example, Tony Tao Zhou, our vice president of logistics, resigned for personal reasons in 2016, and Yusen Dai resigned for personal reasons in 2017. There can be no assurance that we will not have departures from our management team in the future. Our business, financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain personnel. If any of our executive officers joins a competitor or forms a competing business, we may lose customers, suppliers, know-how and key professionals and staff members. Our executive officers have entered into employment agreements and confidentiality and non-competition agreements with us. However, if any dispute arises between our officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

If we are unable to recruit, train and retain qualified personnel or sufficient workforce while controlling our labor costs, our business may be materially and adversely affected.

We intend to hire additional qualified employees to support our business operations and planned expansion. Our future success depends, to a significant extent, on our ability to recruit, train and retain qualified personnel, particularly technical, fulfillment, marketing and other operational personnel with experience in the online retail industry. Our experienced mid-level managers are instrumental in implementing our business strategies, executing our business plans and supporting our business operations and growth. The effective operation of our managerial and operating systems, logistics centers, customer service center and other back office functions also depends on the hard work and quality performance of our management and employees. Since our industry is characterized by high demand and intense competition for talent and labor, we can provide no assurance that we will be able to attract or retain qualified staff or other highly skilled employees that we will need to achieve our strategic objectives. We have been expanding marketing efforts through live video broadcasting, the success of which depends largely on our pool of popular hosts. Popular hosts may cease to be engaged by us, and we may be unable to attract new talent that can attract users or cause such users to increase the amount of time spent on our platform or the amount of money spent on our merchandise. Our logistics centers also require a significant number of blue-collar workers, and these positions tend to have higher than average turnover. Labor costs in China have increased with China's economic development, particularly in the large cities where we operate our logistics centers. Inflation in China is also putting pressure on wages. In addition, as we are still a young company, our ability to train and integrate new employees into our operations may also be limited and may not meet the demand for our business growth in a timely fashion, or at all. If we are unable to attract, train and retain qualified personnel, our business may be materially and adversely affected.

Increases in labor costs or restrictions in the supply of labor in China may materially and adversely affect our business, financial condition and results of operations.

We currently use workers dispatched by third-party labor service agents to provide customer service, logistics and delivery services. Under such labor arrangement, we may also incur liabilities if we cause any damages to such dispatched workers. According to the Interim Provisions on Labor Dispatch issued in January 2014, which became effective on March 1, 2014, the number of dispatched contract workers hired by an employer shall not exceed 10% of the total number of its work force. We were required to formulate a plan to reduce the number of our dispatched contract workers to below the statutory limits prior to March 1, 2016. By April 1, 2016, we had reduced the number of our dispatched contract workers to below 4% of our total number of work force, and we have kept the number of our dispatched contract workers lower than 10% of our total number of workforce since then. If we are found to be in violation of the new rules regulating contract workers, we may be ordered by the labor authority to rectify the noncompliance by entering into written employment contracts with our contract workers. We may also be subject to a penalty ranging from RMB5,000 to RMB10,000 per dispatched worker if it is determined that we had failed to rectify within the time period specified by the labor authority. See "Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Employment."

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

In addition, we have made investments and acquisitions in complementary business and expanded into new businesses in the past and if we are presented with appropriate opportunities, we may continue to acquire additional assets, technologies or businesses that are complementary to our existing business. For instance, in 2017, we acquired 82.07% equity interest of Shenzhen Jiedian Technology Co., Ltd, or Jiedian, one of the leading players in the portable power bank sharing business in China. Our strategic investment in Jiedian allows us to further expand our ecosystem to the forefront of mobile internet business and broaden our services to offline. We also invested in a television drama series in 2017. Expansion into diverse new areas involves new risks and challenges. Our lack of familiarity with these new areas and lack of relevant customer data relating to these new areas may make it more difficult for us to anticipate customer demand and preferences. Furthermore, we may not have much negotiating power in new areas of business and may not be able to reach favorable terms with our business partners. We may need to price aggressively to gain market share or remain competitive in new areas of business. It may be difficult for us to achieve profitability in the new areas and our profit margin, if any, may be lower than we anticipate, which would adversely affect our overall profitability and results of operations. We cannot assure you that we will be able to recoup our investments in new businesses. In addition, past and future acquisitions and the subsequent integration of new assets and businesses into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. The costs of identifying and consummating acquisitions may be significant. We may also incur significant expenses in obtaining approvals from shareholders and relevant government authorities in China and elsewhere in the world. Acquired assets or businesses may not generate the financial results we expect. In addition, acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. For example, we incurred an RMB27.7 million impairment loss for loan receivables and interest receivables and an RMB20.5 million impairment loss for a long-term investment in 2018 from our investments. We may incur other significant impairment losses in the future. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations. Any such negative developments could have a material adverse effect on our business, financial condition and results of operations.

Any lack of requisite approvals, licenses or permits applicable to our business or failure to comply with PRC laws and regulations may have a material and adverse impact on our business, financial condition and results of operations.

Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including the MOFCOM, the Ministry of Industry and Information Technology, or MIIT, the State Administration of Radio and Television, or the SART, the Ministry of Culture and Tourism and State Administration for Market Regulation, including the State Drug Administration under its supervision. Together, these governmental authorities promulgate and enforce regulations that cover many aspects of the operation of online retailing and distribution of food and nutritional supplements, including entry into these industries, the scope of permissible business activities, licenses and permits for various business activities, and foreign investment. We are required to hold a number of licenses and permits in connection with our business operation, including the ICP license, food distribution permit or food business operation permit (as applicable), hygiene permit for nutritional supplements, as well as approvals for the establishment of foreign-invested enterprises engaging in the sale of goods over the internet. We have in the past held and currently hold all licenses and permits described above. See "Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Investment" and "Item 4. Information on the Company—B. Business Overview—Regulation—Licenses and Permits."

We have recently engaged in the live video broadcasting business to expand our marketing efforts. Pursuant to relevant PRC laws, we are obligated to obtain an Online Culture Business Permit and we may be further required to obtain a Video and Audio Program Internet Dissemination License before providing live video broadcasting services. If we provide such services without required permit or license, we may be subject to rectification orders, fines, suspension of business, as well as confiscation of service equipment or proceeds under PRC laws. We provide live video broadcasting services through Chengdu Li'ao Culture Communication Co., Ltd., or Chengdu Li'ao. Chengdu Li'ao has obtained the required Online Culture Business Permit, but is still applying for the Video and Audio Program Internet Dissemination License as of the date of this annual report. See "Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Investment" and "Item 4. Information on the Company—B. Business Overview—Regulation—Licenses and Permits."

As of the date of this annual report, we have not received any notice of warning or been subject to penalties or other disciplinary action from the relevant governmental authorities regarding our conducting our business without the abovementioned approvals and permits. However, we cannot assure you that we will not be subject to any penalties in the future. As online retailing is still evolving in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to online retail businesses. For example, we are providing mobile applications to mobile device users. It is uncertain if our variable interest entities, or VIEs, will be required to obtain a separate operating license in addition to the valued-added telecommunications business operating licenses for internet content provision service. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material and adverse effect on our results of operations.

In addition, the E-Commerce Law proposes a series of stringent requirements on e-commerce platform operators. See "Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to E-Commerce, Internet Content and Information Security and Privacy" Complying with such requirements under the E-Commerce Law will increase our costs and expenses and our business, financial condition and results of operations may be adversely affected.

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

Pursuant to the Individual Income Tax Law of the PRC, as amended on August 31, 2018, which became effective on January 1, 2019, an individual's taxable income shall be an amount equal to such individual's total annual income less a general deductible of RMB60,000 and various special deductibles permitted under relevant laws. Determination and calculation of such special deductibles in accordance with relevant laws may result in an increase of our operating costs and expenses. However, as these laws and the implementation of rules were only recently promulgated and their interpretations have not been entirely settled yet, our determination and calculation of the special deductibles based on our understanding may be different from how the tax authorities or our employees would do them. These differences may result in inquiries or reassessment by the tax authorities, as well as disputes with our employees.

Our use of some leased properties could be challenged by third parties or government authorities, which may cause interruptions to our business operations.

As of December 31, 2018, we had 86 leased properties for our offices, logistics centers, warehouses, dormitories and customer service center. Some of the lessors of the leased properties in China have not provided us with their property ownership certificates or any other documentation to prove their rights to lease the properties to us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant government authorities, our leases could be invalidated. We may have to renegotiate the leases with the owners or the parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. In addition, our leasehold interests in leased properties have not been registered with relevant PRC government authorities as required by PRC law, which may expose us to potential fines ranging from RMB1,000 to RMB10,000 per unit leasehold.

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

As of December 31, 2018, we leased an aggregate of approximately 97 thousand square meters of properties for our offices, logistics centers, warehouses, dormitories and customer service center. We may not be able to successfully extend or renew such leases upon expiration of the current term on commercially reasonable terms or at all, and may therefore be forced to relocate our affected operations. This could disrupt our operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations. In addition, we compete with other businesses for premises at certain locations or of desirable sizes. As a result, even though we could extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties. In addition, we may not be able to locate desirable alternative sites for our facilities as our business continues to grow and such failure in relocating our affected operations could affect our business and operations.

We have granted, and may continue to grant, options, restricted shares and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses.

We adopted a share incentive plan in 2011, or the 2011 plan, and a share incentive plan in 2014, or the 2014 plan, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Under the 2011 plan, we are authorized to grant options or share purchase rights to purchase up to 10,401,229 ordinary shares. As of March 31, 2019, options to purchase 685,577 ordinary shares are issued and outstanding under the 2011 plan. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our consolidated statement of income in accordance with U.S. GAAP. Under the 2014 plan, we are authorized to grant options, restricted shares and restricted share units. The maximum aggregate number of shares which may be issued initially pursuant to all awards under the 2014 plan is 6,300,000 Class A ordinary shares. The number of shares reserved for future issuances under the 2014 plan will be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, or such lesser number of Class A ordinary shares as determined by our board of directors, on the first day of each calendar year during the term of the 2014 plan beginning in 2015. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 plan is 10,794,484 Class A ordinary shares as of March 31, 2019. As of March 31, 2019, options to purchase 1,437,232 ordinary shares are issued and outstanding and 560,045 restricted share units are granted and outstanding under the 2014 plan. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, copyrights, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. As of December 31, 2018, we owned 546 registered trademarks, copyrights to 72 software programs developed by us relating to various aspects of our operations, and 46 registered domain names, including jumei.com and jumeiglobal.com. See "Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Intellectual Property Rights." Although we are not aware of any copycat websites that attempt to cause confusion or diversion of traffic from us at the moment, we may become an attractive target to such attacks in the future because of our brand recognition in the online retail industry in China. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

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

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We have been in the past, and may be from time to time in the future, subject to legal proceedings and claims relating to the intellectual property rights of others. Some of our trademarks applications have been challenged by third parties and we may not be able to successfully register such trademarks. In addition, there may be other third-party intellectual property that is infringed upon by our products, services or other aspects of our business. There could also be existing patents or other intellectual property rights of which we are not aware that our products may inadvertently infringe upon. We cannot assure you that holders of the relevant intellectual property rights purportedly relating to some aspect of our technology platform or business, if any such holders exist, would not seek to enforce such intellectual property rights against us in China, the United States or any other jurisdictions. In 2018, we were subject to intellectual property infringement claims in China related to Jiedian power bank sharing business for an aggregate claim amount of RMB38 million.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2018 using criteria established in "Internal Control—Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2018 due to the existence of a material weakness. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected on a timely basis. The material weakness that has been identified related to a deficiency in operating effectiveness in the Company’s financial reporting department in obtaining sufficient information on a timely basis to assess and account for legal contingencies in accordance with Accounting Standards Codification ("ASC") 450-20 ("ASC 450-20") Loss Contingencies. Despite the fact that we failed to operate the abovementioned controls, we have properly corrected the resulting misstatements and included the appropriate disclosures to our consolidated financial statements. See "Item 15—Controls and Procedures."

We expect that we will incur more costs in the implementation of measures aimed at remediating our material weakness. However, the implementation of these measures may not fully address the material weaknesses and deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct the material weaknesses and control deficiencies or our failure to discover and address any other material weakness or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

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

The global macroeconomic environment is facing challenges, including the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone in 2014, uncertainties over the impact of Brexit and the recent trade disputes between China and the U.S. The growth rate of the Chinese economy has slowed down since 2012 compared to the previous decade and such slowdown may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world's leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Africa, Ukraine and Syria. There have also been concerns about the tensions in the relationship among China and other countries, including surrounding Asian countries, which may potentially have various economic effects, such as foreign investors closing down their business or withdrawing their investment in China and thus existing the China market. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

We have limited insurance coverage which could expose us to significant costs and business disruption.

We maintain certain insurance policies to safeguard against risks and unexpected events. We have purchased all risk property insurance covering our inventory in all of our logistics centers and certain fixed assets such as equipment, furniture and office facilities. We have also purchased insurance for our Jiedian power banks from the China Pacific Insurance Company for product safety. However, we do not maintain property insurance relating to our power bank sharing business. Our power banks and charging cabinets are scattered around numerous places and may invite inappropriate handling, theft, vandalism and other damages, the financial cost and impact of which could have a material adverse effect on our business and operating results. We do not maintain cargo transportation insurance, although we may request courier companies to purchase insurance covering our products in our agreements with them. We purchased third-party liability insurance covering our merchandise sales products against claims from consumers in relation to alleged defects in product quality. For certain of our logistics staff, we purchased personal injury insurance. However, as the insurance industry in China is still in an early stage of development, insurance companies in China currently offer limited business-related insurance products. We do not maintain business interruption insurance, nor do we maintain key-man life insurance on our directors or officers. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

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

Foreign ownership of internet-based businesses, including online retail businesses and distribution of online information, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except for the e-commerce business) and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Foreign Investment Entry Clearance Negative List, promulgated in 2018, or the Negative List, and the Guidance Catalog of Industries for Foreign Investment promulgated in 2007, as amended in 2015 and 2017, or the Catalog and other applicable laws and regulations. As provided for under the Negative List and the Guidance Catalog, "e-commerce business" is an exception to the above restriction on foreign investment. However, the above amended Catalog does not define the "e-commerce business," and its interpretation and enforcement involve significant uncertainties, therefore, we cannot assure you that whether our online retail business and distribution of online information falls into the "e-commerce business" and thus, whether we are permitted to conduct our value-added telecommunication services in the PRC through our subsidiaries in which foreign investors own more than 50% of equity interests.

We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. Accordingly, as of the date of this annual report, none of our PRC subsidiaries is eligible to provide value-added telecommunication services in China. To comply with PRC laws and regulations, we conduct such business activities through Reemake Media Co., Ltd., or Reemake Media, a PRC VIE of ours. Reemake Media holds our ICP license as an internet information provider. Reemake Media is 90.04% owned by Mr. Leo Ou Chen, our founder, chairman and chief executive officer, 8.85% owned by Mr. Yusen Dai, a former director and employee of our company, and 1.11% owned by Mr. Hui Liu, a former employee of our company. All of the shareholders of Reemake Media are PRC citizens. We entered into a series of contractual arrangements with each of our VIEs and their respective shareholders, which enable us to:

•	exercise effective control over our VIEs;

•	receive substantially all of the economic benefits of our VIEs; and

•	have an exclusive option to purchase all or part of the equity interests and assets in our VIEs when and to the extent permitted by PRC law.

Because of these contractual arrangements, we are the primary beneficiary of our VIEs and hence consolidate their financial results as our VIEs under U.S. GAAP. For a detailed discussion of these contractual arrangements, see "Item 4. Information on the Company—C. Organizational Structure."

In the opinion of Fangda Partners, our PRC legal counsel, (i) the ownership structure of our wholly owned subsidiaries and VIEs in China does not result in any violation of PRC laws and regulations currently in effect; and (ii) the contractual arrangements between our subsidiaries and VIEs and their respective shareholders governed by PRC law will not result in any violation of PRC laws or regulations currently in effect. However, we have been advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules; accordingly, the PRC regulatory authorities may take a view that is contrary to or otherwise different from the opinion of our PRC legal counsel.

Through our dual-class share structure, Mr. Leo Ou Chen, our founder and principal beneficial owner of our company, who is a PRC citizen, possesses and controls 88.3% of the voting power of our company as of March 31, 2019. If our ownership structure, contractual arrangements and businesses of our PRC subsidiaries or our VIEs are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain the market entry clearance, or our PRC subsidiaries or our VIEs fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

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

We have relied and expect to continue to rely on contractual arrangements with our VIEs and their respective shareholders to hold our ICP license as an internet information provider. For a description of these contractual arrangements, see "Item 4. Information on the Company—C. Organizational Structure." These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. For example, our VIEs and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations, including maintaining our website and using the domain names and trademarks, in an acceptable manner or taking other actions that are detrimental to our interests.

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

Mr. Leo Ou Chen, Mr. Yusen Dai and Mr. Hui Liu are the shareholders of Reemake Media, owning 90.04%, 8.85% and 1.11% equity interest, respectively, in Reemake Media. See "Item 6. Directors, Senior Management and Employees—E. Share Ownership." The shareholders of our VIEs may have potential conflicts of interest with us. These shareholders may breach, or cause our VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIEs, which would have a material and adverse effect on our ability to effectively control our VIEs and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with our VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between the respective shareholders of our VIEs and our company. Mr. Leo Ou Chen is also a director and executive officer of our company. We rely on Mr. Chen to abide by the laws of the Cayman Islands and China, which provide that directors owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. There is currently no specific and clear guidance under PRC laws that address any conflict between PRC laws and the laws of the Cayman Islands in respect of any conflict relating to corporate governance. If we cannot resolve any conflict of interest or dispute between us and the shareholders of our VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between our wholly owned subsidiaries in China, our VIEs in China, and their respective shareholders were not entered into on an arm's length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust our VIEs income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIEs for PRC tax purposes, which could in turn increase their tax liabilities without reducing our subsidiaries' tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIEs' tax liabilities increase or if they are required to pay late payment fees and other penalties.

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

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. Issues, risks and uncertainties relating to PRC government regulation of the internet industry include, but are not limited to, the following:

•	We only have contractual control over our internet platform. We do not directly own the internet platform due to the restriction of foreign investment in businesses providing value-added telecommunication services (except for e-commerce) in China, including internet information provision services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements or have other harmful effects on us.

•	The online commerce industry in China is still in an early stage of development and the PRC laws applicable to the industry are still evolving. Due to the lack of clarity under the existing PRC regulatory regime, we may be required to comply with additional legal and licensing requirements. For example, we are providing mobile applications to mobile device users. It is uncertain if our VIEs will be required to obtain a separate operating license in addition to the valued-added telecommunications business operating licenses for internet content provision service. Although we believe that we are not explicitly required to obtain such separate license which is in line with the current market practice, there can be no assurance that we will not be required to apply for an operating license for our mobile applications in the future.

•	The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office (with the involvement of the State Council Information Office, the MIIT and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry.

•	New laws and regulations may be promulgated that will regulate internet activities, including online retail. If these new laws and regulations are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations at the time they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

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

Substantial uncertainties exist with respect to the interpretation and implementation of the newly adopted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The VIE structure has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See "—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to our VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations" and "Item 4. Information on the Company—C. Organizational Structure." The Ministry of Commerce, or MOFCOM, published a discussion draft of the proposed Foreign Investment Law in January 2015, or the 2015 Draft FIL, according to which, variable interest entities that are controlled via contractual arrangements would also be deemed as foreign-invested enterprises, or the FIEs, if they are ultimately "controlled" by foreign investors. In March 2019, the PRC National People's Congress promulgated the Foreign Investment Law, or the 2019 FIL, which will become effective from January 1, 2020 and will replace the major existing laws and regulations governing foreign investment in the PRC. Pursuant to the 2019 FIL, "foreign investments" refer to investment activities conducted by foreign investors directly or "indirectly" in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. Although the 2019 FIL does not introduce the concept of "control" in determining whether a company should be considered as a FIE, nor does it provide the "variable interest entity" structure as a method of foreign investment, as the 2019 FIL is newly adopted and relevant government authorities may promulgate more laws, regulations or rules on the interpretation and implementation of the 2019 FIL, the possibility cannot be ruled out that the concept of "control" as stated in the 2015 Draft FIL may be embodied in, or the "variable interest entity" structure adopted by us may be deemed as a method of foreign investment by, any of such future laws, regulations and rules. If our consolidated VIEs were deemed as a FIE under any of such future laws, regulations and rules, and any of the businesses that we operate would be in any "negative list" for foreign investment and therefore be subject to any foreign investment restrictions or prohibitions, further actions required to be taken by us under such laws, regulations and rules may materially and adversely affect our business and financial condition.

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

We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require our subsidiaries to adjust their taxable income under the contractual arrangements they currently have in place with our VIEs in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us. See "—Risks Related to Our Corporate Structure—Contractual arrangements in relation to our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment."

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

Under PRC laws and regulations, we are permitted to utilize the proceeds from our offshore offerings to fund our PRC entities by making loans to or additional capital contributions to our PRC entities, subject to applicable government registration and approval requirements.

Currently, there is no statutory limit to the amount of funding that we can provide to our PRC subsidiaries through capital contributions. However, the maximum amount we can loan to our PRC subsidiaries and consolidated affiliated entities is subject to statutory limits. According to current PRC laws and regulations, we can provide funding to our PRC subsidiaries through loans of up to either (i) the amount of the difference between the respective registered total investment amount and registered capital of each of our PRC subsidiaries, or the Total Investment and Registered Capital Balance, or (ii) two times, or the then-applicable statutory multiple, the amount of their respective net assets, calculated in accordance with PRC GAAP, or the Net Assets Limit, at our election. We may also fund our PRC consolidated affiliated entities through cross-border loans and the maximum amount would be their respective Net Assets Limit. Increasing the Total Investment and Registered Capital Balance of our PRC subsidiaries is subject to governmental procedures and may require a PRC subsidiary to increase its registered capital at the same time. If we choose to make a loan to a PRC entity based on its Net Assets Limit, the maximum amount we would be able to loan to the relevant PRC entity would depend on the relevant entity's net assets and the applicable statutory multiple at the time of calculation. PRC laws and regulations may also impose more stringent limitations to cross-border loans, which will also have a negative impact on our ability to fund our PRC entities.

In addition, SAFE issued a circular in September 2008, SAFE Circular No. 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular No. 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and unless otherwise provided by law, may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE's approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of SAFE Circular No. 142 could result in severe monetary or other penalties. To satisfy and facilitate the business and capital operations of foreign-invested enterprises in the PRC, on July 15, 2014, SAFE issued a SAFE Circular 36 which launched the pilot reform of administration regarding conversion of foreign currency registered capitals of foreign-invested enterprises in 16 pilot areas. According to the SAFE Circular 36, an ordinary foreign-invested enterprise with a business scope containing "investment" in the pilot areas is permitted to use Renminbi converted from its foreign-currency registered capital to make equity investments in the PRC, subject to certain registration and settlement procedure as set forth in the SAFE Circular 36. On April 8, 2015, SAFE released the Notice on the Reform of the Management Method for the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19, which has come into force and supersede SAFE Circular No. 142 and SAFE Circular 36 from June 1, 2015. SAFE Circular 19 has made certain adjustments to some regulatory requirements on the settlement of foreign currency capital of foreign-invested enterprises, and some foreign exchange restrictions under SAFE Circular No. 142 have been lifted. For example, the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise can be used for equity investments in the PRC but cannot be used to provide entrusted loans or repay loans between non-financial enterprises. Nevertheless, Circular 19 also reiterates the principle that Renminbi converted from foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective June 19, 2016. Compared to SAFE Circular 19, SAFE Circular 16 provides that discretionary foreign exchange settlement apply to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding Renminbi obtained from foreign exchange settlement may be used to extend loans to related parties or repaying the inter-company loans (including advances by third parties). However, since SAFE Circular 16 came into effect recently, there exist substantial uncertainties with respect to its interpretation and implementation in practice.

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

Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to have our Cayman Islands holding company or other offshore entities to use the proceeds from our offshore offerings to extend loans to our VIEs, the PRC domestic companies. Meanwhile, we are not likely to finance the activities of our VIEs by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in value-added telecommunications services. In addition, due to the restrictions on a foreign-invested enterprise's use of Renminbi converted from foreign currency registered capital under PRC regulations, as described under the foregoing risk factor, our PRC subsidiaries may be unable to use the Renminbi converted from their registered capital to provide entrusted loans through financial institutions to our VIEs. Additionally, our PRC subsidiaries are not prohibited under PRC laws and regulations from using their capital generated from their operating activities to provide entrusted loans through financial institutions to our VIEs. We will assess the working capital requirements of our VIEs on an ongoing basis and, if needed, may have our PRC subsidiaries use their capital from operating activities to provide financial support to our VIEs.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China's political and economic conditions and foreign exchange policies. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably, including depreciation in 2016. Since October 1, 2016, the RMB has joined the International Monetary Fund (IMF)'s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In 2018, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows from China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in August 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the anti-monopoly regulating authority shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the Ministry of Commerce that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise "national defense and security" concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise "national security" concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the relevant government authorities may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

SAFE Circular No. 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents' legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular No. 37 as a "special purpose vehicle." SAFE Circular No. 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to complete the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. On February 28, 2015, SAFE released the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment, or SAFE Circular 13, which came into effect on June 1, 2015. According to this notice, local banks will examine and handle foreign exchange registrations for overseas direct investment, including the initial foreign exchange registrations and amendment registrations, under SAFE Circular No. 37. See "Item 4. Information on the Company—B. Business Overview—Regulation—SAFE Regulations on Offshore Special Purpose Companies Held by PRC Residents" for more information about SAFE Circular No. 37.

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

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, replacing earlier rules promulgated in March 2007. Pursuant to these rules, PRC citizens and non PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options are subject to these regulations. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries' ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See "Item 4. Information on the Company—B. Business Overview—Regulation—SAFE Regulations on Employee Stock Incentive Plan." We have made SAFE registrations for employee stock incentive plans.

Discontinuation of any of the preferential tax treatments and government subsidies or imposition of any additional taxes and surcharges could adversely affect our financial condition and results of operations.

The PRC Enterprise Income Tax Law and its implementation rules have adopted a uniform statutory enterprise income tax rate of 25% to all enterprises in China. The PRC Enterprise Income Tax Law and its implementation rules also permit qualified "high and new technology enterprises," or HNTEs, to enjoy a preferential enterprise income tax rate of 15% upon filing with relevant tax authorities. The qualification as a HNTE generally has a valid term of three years and the renewal of such qualification is subject to review by the relevant authorities in China. Reemake Media, our consolidated VIE, obtained its HNTE certificate in September 2015 with a valid period of three years. Tianjin Cyril Information Technology Co., Ltd., or Tianjin Cyril, one of our PRC subsidiaries, has renewed its HNTE certificate in October 2017, with a valid period of three years. The discontinuation of the preferential income tax treatments currently available to Tianjin Cyril could have a material and adverse effect on our results of operations and financial condition. We cannot assure you that we will be able to maintain or lower our current effective tax rate in the future.

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

Pursuant to the Notice on Pilot Bonded Area Import Pattern of Cross-Border Trade E-Commerce Services, which was issued by the PRC General Administration of Customs on March 4, 2014, consumer goods imported through cross-border e-commerce platforms shall be classified as "personal baggage or postal articles." A personal baggage or postal articles tax was levied before the online retailors could deliver goods to buyers, and the personal baggage or postal articles tax shall be exempted if the payable amount is lower than RMB50. The rate of personal baggage or postal articles tax was respectively 10%, 20%, 30% and 50% for different categories of products imported. Specifically, a 50% rate was applied to cosmetics and a 10% rate was applied to maternity and baby care products. Pursuant to the Notice on Tax Policies of Cross-Border E-Commerce Retail Importation issued by PRC Ministry of Finance, General Administration of Customs and State Administration of Taxation on March 24, 2016, which came into effect on April 8, 2016, the pilot bonded area import pattern of cross-border e-commerce was abolished. Under the new pattern, the goods imported through cross-border e-commerce platforms will no longer be treated as "personal baggage or postal articles" but normal goods, so the value-added tax and the consumption tax on those goods will be levied as on normal imported goods but on a 70% basis, and the tariff on those goods will be exempted. Normally, a 16% value-added tax will be levied on most products sold on our platform and a 15% consumption tax will be levied on high-end cosmetics without tax preference under the new pattern, while no consumption tax will be levied on ordinary cosmetics products.

Furthermore, the new pattern only applies to goods listed within the scope of the Cross-Border E-Commerce Retail Importation Goods Inventory, or the Inventory, and thus goods beyond the scope of this Inventory will not have a tax code and may be prohibited from selling on the cross-border e-commerce platforms. The Ministry of Finance, National Development and Reform Commission, Ministry of Industry and Information Technology, State Administration of Taxation, General Administration of Customs and other relevant authorities have jointly issued the Cross-Border E-Commerce Retail Importation Goods Inventory and the Cross-Border E-Commerce Retail Importation Goods Inventory (Second Batch) separately on April 6, 2016 and April 15, 2016. The Inventory may be updated from time to time. Specifically, cosmetics imported for the first time, nutrition supplements and other special food products required to be registered with the State Drug Administration are excluded from the scope of the Inventory. We are prohibited from selling the cosmetics imported for the first time on our platform and we are also prohibited from selling nutritional supplements and other special food products before required registration certificates for these products have been legitimately obtained. However, pursuant to a transition policy issued by the General Administration of Customs, the goods which have been imported to or in transit to the bonded areas and special regulated areas of customs before April 8, 2016, can still be sold on the cross-border e-commerce platforms, even if these goods are not listed on the Inventory.

Besides, pursuant to the Notice of Relevant Matters on Implementation of New Cross-Border E-Commerce Retail Importation Supervision and Administration Requirements, or the New Cross-Border E-Commerce Tax Implementation Notice, issued by the General Administration of Customs on May 24, 2016, the implementation of certain provisions of the Notice on Tax Policies of Cross-Border E-Commerce Retail Importation will be suspended until the expiration of a transition period, which, according to an announcement by a spokesman of MOFCOM in November 2016 and confirmed by an official MOFCOM news release issued on March 17, 2017, or the MOFCOM News Release, will be over by the end of 2017. According to the New Cross-Border E-Commerce Tax Implementation Notice, the requirement of presenting customs clearance for bonded goods purchased online is suspended in ten cities, and the requirement of presenting first-time import license, registration or filing for online-purchased cosmetics imported for the first time, nutrition supplements and other special food products, is suspended until the end of transition period. Further, according to the MOFCOM News Release, from January 1, 2018 the retail goods imported on cross-border e-commerce platforms will be temporarily treated as personal items which are not subject to stricter regulation and higher tax rates applicable to general imported goods in 15 cross-border e-commerce trial areas. On September 20, 2017, the State Council extended the transition period of cross-border e-commerce retail importation regulation policy by a year to the end of 2018, by which time the import goods from cross-border e-commerce retail will be temporarily regulated as personal items. On November 28, 2018, the MOFCOM, the National Development and Reform Commission, and the Ministry of Finance jointly issued the Notice on Improving the Supervision over Cross-border E-Commerce Retail Imports, which came into effect on January 1, 2019. According to such Notice, the transition policy continued to be adopted in 37 cross-border e-commerce trial areas, which means the retail goods imported on cross-border e-commerce platforms will still be regulated as personal items, and the registration or filing requirements for first-imported goods will not apply, except for goods that are temporarily prohibited from being imported from epidemic areas and goods for which risk emergency response is initiated to address major risks in product quality and safety. The Cross-Border E-Commerce Retail Importation Goods Inventory was also revised on November 30, 2018 to reflect such change.

See "Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Tax—Import Tax" for more information about the pattern change. Substantial uncertainties exist with respect to regulation pattern change regarding the import tax on consumer goods imported through cross-border e-commerce platforms, which may substantially increase the import tax imposed on buyers and thus raise the price of goods sold on our online platform and impair our competitive advantage and could adversely affect our financial condition and results of operations.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a "de facto management body" within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term "de facto management body" as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the State Administration of Taxation's general position on how the "de facto management body" text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore-incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its "de facto management body" in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise's financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise's primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe Jumei International Holding Limited is not a PRC resident enterprise for PRC tax purposes. See "Item 10. Additional Information—E. Taxation—People's Republic of China Taxation." However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body." If the PRC tax authorities determine that Jumei International Holding Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of Jumei International Holding Limited would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Jumei International Holding Limited is treated as a PRC resident enterprise.

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through Jumei Hongkong Limited.

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC "resident enterprise" to a foreign enterprise investor, unless any such foreign investor's jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, and a Circular 81 issued by the State Administration of Taxation, such withholding tax rate may be lowered to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise throughout the 12 months prior to distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement and other applicable PRC laws. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), which became effective in October 2009, require that non-resident enterprises must obtain approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See "Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Tax." The relevant PRC tax authority will conduct a comprehensive analysis and determine whether to grant approval on a case-by-case basis. We cannot assure you that we will be able to obtain the approval from the relevant PRC tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to Jumei Hongkong Limited.

We may face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.

On February 3, 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, which replaced previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfer by Non-PRC Resident Enterprises, or Circular 698, issued by the State Administration of Taxation, on December 10, 2009. Pursuant to Bulletin 7, an "indirect transfer" of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and is established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, "PRC taxable assets" include assets attributed to an establishment in China, immoveable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a "reasonable commercial purpose" of the transaction arrangement, features to be taken into consideration include the followings: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if their income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares are acquired from a transaction through a public stock exchange.

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

Auditors of companies whose shares are registered with the U.S. Securities and Exchange Commission, or the SEC, and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards applicable to auditors. Our independent registered public accounting firm is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB, notwithstanding the requirements of U.S. law, is currently unable to conduct full inspections without the approval of the Chinese authorities. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit full inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China.  The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years.  However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality-control procedures of our independent registered public accounting firm. As a result, we and investors in our common stock are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct full inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm's audit procedures or quality-control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

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

In December 2012, the SEC instituted administrative proceedings against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC's rules and regulations thereunder by failing to provide to the SEC the firms' audit work papers with respect to certain PRC-based companies that are publicly traded in the United States. On January 22, 2014, the administrative law judge presiding over the matter rendered an initial decision that each of the firms had violated the SEC's rules of practice by failing to produce audit work papers to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months. The Big Four PRC-based accounting firms appealed the administrative law judge's initial decision to the SEC. The administrative law judge's decision does not take effect unless and until it is endorsed by the SEC. On February 6, 2015, the four China-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms' audit documents via the CSRC in response to future document requests by the SEC made through the CSRC. If the Big Four PRC-based accounting firms, including our independent registered public accounting firm, fail to comply with the documentation production procedures that are in the settlement agreement or if there is a failure of the process between the SEC and CSRC, the SEC retains authority to impose a variety of additional remedial measures on the firms, such as imposing penalties on the firms and restarting the proceedings against the firms, depending on the nature of the failure. If the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to the delisting of our ADSs from the NYSE or the termination of the registration of our ordinary shares under the Exchange Act, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to Our American Depositary Shares

The market price for our ADSs has fluctuated significantly and may continue to be volatile.

The trading prices of our ADSs have fluctuated significantly since we first listed our ADSs on the NYSE on May 16, 2014. The trading price of our ADSs has ranged from US$1.44 to US$4.03 per ADS in 2018. The trading prices of our ADSs may continue to fluctuate widely and be volatile due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies' securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors toward Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our ADSs.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares. As of March 31, 2019, Mr. Leo Ou Chen beneficially owned 50,892,198 Class B ordinary shares, representing approximately 88.3% of the aggregate voting power of our company.

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

As of March 31, 2019, Mr. Leo Ou Chen beneficially owned 42.9% of our outstanding ordinary shares on an as-converted basis, representing 88.3% of the total voting power of our outstanding ordinary shares. As a result, he has substantial influence over our business, including significant corporate actions such as mergers, consolidations, sales of all or substantially all of our assets and election of directors.

He may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. These actions may be taken even if he is opposed by our other shareholders. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors' perception that conflicts of interest may exist or arise. For more information regarding our principal shareholders and their affiliated entities, see "Item 6. Directors, Senior Management and Employees—E. Share Ownership."

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

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct our operations mainly in China and substantially all of our assets are located outside of the United States. In addition, our directors and executive officers reside within China, and most of the assets of these persons are located outside of the U.S. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed upon under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. However, the information we are required to file with or furnish to the SEC is less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

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

We will be a "passive foreign investment company" ("PFIC") if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of "passive" income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. Because we currently hold, and expect to continue to hold, a substantial amount of cash, cash equivalents, investments that produce passive income and other passive assets, and because the fair market value of our assets is determined in part by reference to the market price of our ADSs and Class A ordinary shares, we believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2018, and unless the market price of our ADSs and Class A ordinary shares substantially increases or the proportion of our assets producing passive income substantially decreases, we will very likely be a PFIC for our current taxable year ending December 31, 2019. Because of the uncertainties in the application of the relevant rules and because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current or any future taxable year.

If we are classified as a PFIC, a U.S. Holder (as defined in "Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—General") may incur significantly increased United States federal income tax on gain recognized on the sale or other disposition of the ADSs or Class A ordinary shares and on the receipt of distributions on the ADSs or Class A ordinary shares to the extent such gain or distribution is treated as an "excess distribution" under the United States federal income tax rules. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or Class A ordinary shares. You are urged to consult your tax advisor concerning the United States federal income tax consequences of holding and disposing of ADSs or Class A ordinary shares. For more information see "Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations" and "—Passive Foreign Investment Company Rules."

We incurred increased costs as a result of being a public company, and we cannot predict or estimate the amount of additional future costs we may incur or the timing of such costs.

We are a public company and have incurred significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and NYSE, impose various requirements on the corporate governance practices of public companies. These rules and regulations have increased our legal and financial compliance costs and have made some corporate activities more time-consuming and costly. As we generated more than US$1.0 billion in net revenues for our fiscal year ended December 31, 2015, we ceased to be an "emerging growth company" and incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. We cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, we have been named as a defendant in a putative shareholder class action lawsuit in the United States, which has been dismissed by the court, but we may be involved in more class action lawsuits in the future. Such lawsuits could divert a significant amount of our management's attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the lawsuits. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

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

In August 2010, we incorporated Jumei International Holding Limited, an exempted company with limited liability, under the laws of the Cayman Islands as our offshore holding company in order to facilitate international financing. In September 2010, we established a wholly owned Hong Kong subsidiary, Jumei Hongkong Limited to be our intermediate holding company. In March 2011, Jumei Hongkong Limited established a wholly owned PRC subsidiary, Jumei Youpin (Beijing) Science and Technology Services Co., Ltd., which was subsequently renamed as Beijing Silvia Technology Service Co., Ltd, or Beijing Jumei. In July 2012, Jumei Hongkong Limited established a wholly owned PRC subsidiary, Chengdu Jumeiyoupin Science and Technology Co., Ltd., or Chengdu Jumei. In March 2014, we established a new wholly owned Hong Kong subsidiary named Jumei Hongkong Holding Limited, which operates our Jumei Global business.

Due to PRC legal restrictions on foreign ownership and investment in value-added telecommunication service businesses, we conduct such activities through contractual arrangements with Reemake Media, a consolidated VIE of ours in China. Through Beijing Jumei, we obtained control over Reemake Media in April 2011 by entering into a series of contractual arrangements with Reemake Media and the shareholders of Reemake Media, or VIE arrangements. The VIE arrangements, except for the exclusive consulting and services agreement, were subsequently amended and restated in January 2014. The VIE arrangements with Reemake Media and its shareholders through Beijing Jumei were terminated in April 2017, and we entered into VIE arrangements with Reemake Media and its shareholders through Chengdu Jumei on the same day; no material terms or conditions of these agreements were changed or altered and our control over Reemake Media remains unchanged. Reemake Media holds an ICP license for our operation as an internet information provider and operates our website.

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

Jumei Hongkong Limited established Shanghai Paddy Commerce and Trade Co., Ltd. in June 2012, and Tianjin Cyril Information Technology Co., Ltd., or Tianjin Cyril, and Tianjin Darren Trading Co., Ltd. in March 2013. Tianjin Darren Trading Co., Ltd. was subsequently renamed as Tianjin Qianmei International Trading Co., Ltd., or Tianjin Qianmei, in March 2014. Shanghai Paddy Commerce and Trade Co., Ltd. was subsequently renamed Shanghai Jumeiyoupin Technology Co., Ltd., or Shanghai Jumei, in June 2014. In December 2013, Jumei Hongkong Limited established Tianjin Venus Technology Co., Ltd., a wholly owned subsidiary, which was subsequently renamed as Tianjin Jumeiyoupin Technology Co., Ltd. Tianjin Jumei established Zhengzhou Venus Information Technology Co., Ltd., or Zhengzhou Venus in August 2014, a wholly owned subsidiary of Tianjin Jumei. Jumei Hongkong Limited established Suzhou Jumeiyoupin Technology Co., Ltd., or Suzhou Jumei, in October 2014. Chengdu Jumei established Shanghai Youpin E-commerce Co., Ltd., a wholly owned subsidiary of Chengdu Jumei, in June, 2015.

In December 2015, we started a restructuring of our wholly owned subsidiaries in China, during which Chengdu Jumei acquired 100% of the equity interests in Tianjin Jumei, Tianjin Cyril, Tianjin Qianmei, Shanghai Jumei and Suzhou Jumei from Jumei Hongkong Limited. The competent authorities have approved these equity transfers, and have registered with the relevant corporate registration authorities regarding those transfers. Meanwhile, Chengdu Jumei also acquired 100% equity interest in Jumei Hongkong Holding Limited from Jumei Hongkong Limited.

In January and February 2015, we established two wholly owned subsidiaries in Suzhou and South Korea. The subsidiary in South Korea was subsequently closed in September 2016 and had never carried out any material business operation or held any operating license that was material to our company during its lifetime. The subsidiary in Suzhou currently conducts the business of selling our merchandise sales products.

Currently, the business scope of each of our wholly owned subsidiaries in the PRC contains the business of development of computer software and technology, which falls in the encouraged category under the Catalog. The other businesses listed in the business scope of each of these wholly owned subsidiaries are not listed in the Catalog and thus fall in the permitted category for foreign investment under PRC law. See "—B. Business Overview—Regulation—Regulation Relating to Foreign Investment."

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

On July 22, 2015, we made an investment in BabyTree Inc. and its subsidiaries and variable interest entities in PRC, or, collectively, BabyTree, in the form of a convertible loan of RMB558 million, or the Convertible Loan. Pursuant to the original loan agreement, on or prior to July 22, 2016, or the Maturity Date, and subject to certain conditions, all outstanding balance of the Convertible Loan was convertible into certain equity interests in BabyTree's Chinese operating entity if BabyTree had completed its proposed restructuring. On March 16, 2016, we and the relevant BabyTree parties entered into a supplemental agreement to the loan agreement to accelerate RMB186.0 million of the balance of the Convertible Loan. Pursuant to the supplemental agreement, we received RMB186.0 million of repayment from BabyTree and the balance of the Convertible Loan was reduced to RMB372 million. On September 8, 2016, we and the relevant BabyTree parties entered into capital increase agreements to convert the remaining balance of the Convertible Loan to capital injections into two of Baby Tree's Chinese operating entities. In 2018, in connection with the reorganization of BabyTree, our investment in one of the two operating entities of Babytree in Mainland China was exchanged for a 7.79% equity interest of Babytree Group. We then partially disposed of the investment in Babytree Group for a cash consideration of approximately US$86.5 million.

In August 2016, we entered into definitive agreements for investing approximately RMB100 million into a venture capital fund set up to focus on investments in the culture and entertainment industries in China. The venture capital fund is locally set up, managed and operated in China. In December 2018, we received repayment of RMB60 million loan receivable from the venture capital fund. We assessed the collectability of the remaining loan receivable of RMB13.3 million and related interest receivable of RMB14.4 million from the venture capital fund considering creditworthiness and financial conditions of the borrower, and concluded that the outstanding loan receivable and related interest receivable was not collectible. Accordingly, an impairment of RMB27.7 million was recognized in 2018. Same as the allowance for the loan receivable, we also evaluated the recoverability of the investment and concluded that the investment was not recoverable. Accordingly, an impairment of RMB34.2 million was recognized in 2018.

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

In May 2017, we entered into a purchase agreement and acquired a majority interest in Shenzhen Jiedian Technology Co., Ltd., or Jiedian, for cash consideration of RMB300 million. Subsequently, we acquired additional equity interests in Jiedian from the non-controlling interest holders of Jiedian for a total cash consideration of RMB92.6 million. As a result, we held 82.07% equity interest of Jiedian as of March 31, 2019.

On July 28, 2017, we entered into definitive agreements to invest an aggregate of RMB84 million in the production of a television drama series titled "Here to Heart." The series is based on a book of the same title. In April 2018, this television drama was broadcast on the Hu'nan TV station and other online video platforms.

In November 2018, we entered into definitive agreements for investing approximately RMB80 million in a venture capital fund set up, managed and operated with a focus on investments in the e-commerce related industries in China. The venture capital fund is set up, managed and operated in China.

Our principal executive offices are located at 20th Floor, Tower B, Zhonghui Plaza, 11 Dongzhimen South Road, Dongcheng District, Beijing 100007, the People's Republic of China. Our telephone number at this address is +86 10-56766999. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 801 2nd Avenue, Suite 403, New York, NY 10017.

B.	Business Overview

OVERVIEW

We are a fashion and lifestyle solutions provider with a diversified portfolio of products on offer in China. We believe that our internet platform is a trusted destination for consumers to discover and purchase branded beauty products, baby, children's and maternity products, pre-packaged food, as well as fashionable apparel and other lifestyle products. Leveraging our deep understanding of customer needs and preferences, as well as our strong merchandizing capabilities, we have adopted multiple effective sales formats to encourage product purchases on our platform. Our current sales formats consist of curated sales, online shopping mall and flash sales. Our Jumei Global sales channel is part of our curated sales format.

For curated sales, we recommend a carefully selected collection of branded products, including beauty products, baby, children's and maternity products and light luxury products as well as health supplements for a limited period of time at attractive prices. Our curated sales format captures online shoppers' attention through product recommendations and insightful product descriptions, which has helped us build a strong customer base. As part of our curated sales format, we launched our Jumei Global sales channel in September 2014, which offers Chinese consumers convenient access to products sourced at attractive prices directly from overseas, without the need to travel abroad, and allows our consumers to make payments in Renminbi. We also sell a wider selection of branded beauty products through our online shopping mall on a long-term basis to enhance customer stickiness. To further enhance and complement our customer experience with more choices, we provide a limited-time offering of fashionable apparel and other lifestyle products at deep discounts through flash sales.

We have built a large base of highly engaged and loyal customers, as well as a wide variety of well-selected products. For our E-commerce business, the active customers totaled approximately 15.4 million, 15.1 million and 10.7 million in 2016, 2017 and 2018, respectively. Our suppliers and third-party merchants include brand owners, brand distributors, resellers and certain exclusive product suppliers. We worked with approximately 1,341 suppliers and third-party merchants in 2018.

We have invested substantial resources to build a mobile platform that is dedicated to providing a superior mobile shopping experience. As a result, sales through our mobile platform have grown significantly since its launch in May 2012. In the fourth quarter of 2018, approximately 98.4% of our GMV was generated through our mobile platform.

Under our visionary management's leadership, we have attracted a large and loyal user base through our creative and cost-efficient marketing campaigns and live broadcasting function as well as word-of-mouth referrals resulting from our well-selected products and superior customer experience. We further enhance the attractiveness of our product offerings by entering into arrangements with beauty product suppliers for exclusive sales and distribution of selected products in China. We have at times pursued strategic investments and expanded into new businesses. For example, we entered into the portable power bank sharing business in 2017 with our strategic investment in Jiedian.

Our net revenues were RMB6.3 billion in 2016, RMB5.8 billion in 2017 and RMB4.3 billion (US$623.8 million) in 2018. Our net income and net loss was RMB150.2 million and RMB37.0 million in 2016 and 2017, respectively, and our net income was RMB117.5 million (US$17.1 million) in 2018. Our net cash provided by operating activities was RMB83.5 million in 2016, and our net cash used in operating activities was RMB440.5 million and RMB19.9 million (US$2.9 million) in 2017 and 2018, respectively.

OUR SALES FORMATS

We currently utilize three sales formats: curated sales, online shopping mall and flash sales. The following table summarizes the key features of our three sales formats:

	Curated Sales	Online Shopping Mall	Flash Sales

Products	Branded beauty products, baby, children's and maternity products, light luxury products and health supplements	Branded beauty products	Branded apparel and other lifestyle products

Duration	Usually one to three days	Long-term offerings	Usually five days

Breadth of Offering	Selected, focusing on SKUs	Wide	Selected, focusing on brands

Pricing	Attractive price	Attractive price	Deep discount

Our Role	• Select, curate and recommend a carefully selected collection of SKUs each day • Act as principal	• Merchandize a wider selection of products • Act as principal	• Select brands • Act as service provider for third-party merchants

Jumei Global and Curated Sales

We believe the curated sales format embraces value, quality and convenience for our customers and enhances our trendsetting image. We curate and recommend a carefully selected collection of branded products for a limited period of time at attractive prices. Launched in September 2014, our Jumei Global offers Chinese consumers convenient access to products sourced at attractive prices directly from overseas and allows our consumers to make payments in Renminbi. Our Jumei Global currently offers branded beauty products, baby, children's and maternity products, light luxury products and health supplements from South Korea, Japan, Taiwan, Thailand, the United States, Australia and a number of European countries. We centralize the customs clearance and domestic fulfillment processes for all products sold through Jumei Global in order to ensure fast product delivery to our customers. Customers may also return unwanted products directly to us within the product return period.

Online Shopping Mall

In addition to curated sales, we offer a wider selection of branded beauty products through our online shopping mall on a long-term basis and at attractive prices to enhance customer stickiness. Our online shopping mall allows customers to browse products based on category, functionality, brand, price and whether they are sold exclusively by us. We collaborate with an extensive range of international and domestic suppliers, who offer diversified and branded beauty products.

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

Exclusive Products

To enhance the attractiveness of our product offerings, we enter into exclusive arrangements from time to time with manufacturers and other suppliers to offer exclusive products, including products under our private label brands, on our internet platform. Our exclusive products primarily consist of beauty products. In addition, through exclusive arrangements with suppliers, we are able to offer selected SKUs and sets of beauty products under popular brands exclusively on our internet platform. We do not substantially depend on any of our exclusive products, suppliers. We also have exclusive distribution rights for the sale of beauty products under global brands seeking to enter into the Chinese market.

Our exclusive products have proven to be highly popular among our customers. For example, our Hippo Family brand of face masks has consistently ranked as one of the most popular curated sales products on our internet platform since its debut.

CUSTOMERS

The majority of our active customers are women for our E-commerce business. The loyalty of our customer base is demonstrated by the repeat purchase rates and growing willingness of our customers to try new products on our internet platform. For our e-commerce, the number of active customers was approximately 15.4 million in 2016, 15.1 million in 2017 and 10.7 million in 2018. The number of new customers was approximately 9.0 million in 2016, 8.9 million in 2017 and 6.1 million in 2018. Orders placed by repeat customers accounted for approximately 91.2%, 90.8% and 87.9% of total orders in 2016, 2017 and 2018, respectively.

MARKETING

We believe that the most efficient form of marketing for our business is to continuously roll out creative and cost-efficient marketing campaigns to establish our brand image as the trendsetter for beauty and stylish living. These marketing campaigns promote word-of-mouth referrals and enhance repeat customer visits to our internet platform. We have launched a number of television, live broadcasting and internet video-based advertising campaigns aimed at promoting our brand image. We have been expanding our live broadcasting function by engaging and cooperating with celebrities and popular hosts. Our live broadcasting function has proven to be an effective means of promoting our products to key consumer demographics.

As part of our latest marketing efforts, we have invested in producing a television drama series titled "Here to Heart" starring popular actors and actresses in China, depicting city life of white collars targeting to turning viewers into our customers. We also launched a mini program in WeChat selling exclusive products in January 2017.

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

We conduct online advertising via search engines, portals, advertising networks, video sharing websites, and social networking and microblogging sites, as well as sponsorship for online video shows. Our collaboration with search engines is mainly through paid search, whereby we purchase key words and brand-link products. With the help of online advertising networks, we can run our advertisements through a variety of online media. We also upload our promotional videos to top video sharing websites in China, embed our brand image into popular internet shows, and conduct offline advertising by placing television commercials.

OUR SHOPPING PLATFORM

Our Websites

We focus on creating a superior online shopping experience for our customers where they are aided by detailed product descriptions, thoughtful peer reviews and multi-angle picture illustrations in making purchasing decisions. Our website interface is fully integrated with our warehouse management system, enabling us to track order and delivery status on a real-time basis.

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

Our Mobile Platform

Sales through our mobile platform have grown significantly since its launch in May 2012. Approximately 98.4% of our GMV was generated from our mobile platform in the fourth quarter of 2018.

Our Android- and iOS-based mobile applications allow customers to quickly and efficiently view, discover, select and purchase our products offered at our sales events. Customers can browse our recommended product selections, in particular our curated sales which are immediately accessible as soon as our mobile applications are activated on their mobile devices, and make quick purchases at any time, regardless of their locations. In addition, customers can conveniently browse and search for products based on brand, category, product functionality, and can sort product listings by popularity, price and discount level. Users may also subscribe to future curated sales notifications sent by our mobile applications.

The unique product offerings and functions on our mobile platform further enhance mobile user experience and engagement. We have also launched some of our sales events a few hours earlier on mobile applications to further boost traffic and purchases on our mobile platform. Some selected products and sales events are offered exclusively on our mobile applications to increase their popularity. We introduced our live broadcasting function exclusively on our mobile platform. Our live broadcasting function allows our users to watch live shows performed by our hosts, to interact with our live hosts through communication and virtual gifting tools, and to conveniently purchase products promoted by our hosts. Our mobile live broadcasting function has become an important marketing channel. Our users can now freely browse recommended short videos created by other users that may showcase our products or other fashion and beauty-related content on our mobile application. Users can also easily access newsfeeds in video and photo formats from the users they choose to follow, including many fashion influencers and celebrities. In addition, we are in collaboration with telecommunication service providers by offering free data usage to customers shopping on our mobile applications. We offer selected products exclusively on our mobile applications to increase their popularity. We also launched a mini program selling products in WeChat to expand channels. We also seek to provide customers with a customized shopping experience through analyzing and understanding their transaction histories and browsing patterns on our mobile application, and develop targeted sales events to increase customer stickiness and enhance cross-selling opportunities. A direct-dial feature on our mobile platform allows users to call customer service with a single click. We periodically send product promotional information to our mobile application users through text messages and mobile push notifications. We also continuously work on developing additional features to better utilize mobile device functionalities to enhance user experience.

OUR SUPPLIERS AND THIRD-PARTY MERCHANTS

Our suppliers and third-party merchants include brand owners, brand distributors, resellers and exclusive product suppliers. In 2016, 2017 and 2018, we worked with approximately 2,244, 1,903 and 1,341 suppliers and third-party merchants, respectively.

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

In addition to the Alliance, we conduct daily laboratory tests using our in-house facilities on randomly selected samples of beauty products provided by our suppliers. The tests are designed to analyze the chemical composition of sample beauty products to ensure their authenticity. Any non-compliant products identified will subject the supplier to fines of up to five times the value of the merchandise as well as permanent termination of the business relationship with such supplier.

Furthermore, we diligently examine the product sourcing channel and qualification of our suppliers, carefully inspect all beauty products delivered to our logistics centers, and reject or return products that do not meet our quality standards or the purchase order specifications. We also reject any products with broken or otherwise compromised packaging. In addition, we inspect all products before shipment from our logistics centers to our customers and conduct random periodic quality checks on our inventory. For non-compliant products, we immediately take them off of our internet platform. For apparel and other lifestyle products that are not processed by our logistics centers, we carefully scrutinize the product sourcing channels of third-party merchants and impose penalties, typically in amounts equal to several times the value of the relevant products, for any quality non-compliance that we discover through customer feedback.

Products offered through Jumei Global are examined by the relevant government authorities at customs. We use our best efforts to cooperate with the authorities and facilitate these examinations, including the provision of required documentations and samples.

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

PAYMENT AND FULFILLMENT

Payment

We provide our customers with a number of payment options including cash on delivery (for selected cities), bank transfers, online payments with credit cards and debit cards issued by major banks in China, and payment through major third-party online payment platforms.

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

CUSTOMER SERVICE

Customers can access our sales and after-sales service hotlines and online representatives 24 hours a day, 7 days a week. Our customer service centers, located in Beijing and Chengdu, had 221 customer service representatives as of December 31, 2018. We train our customer service representatives to answer customer inquiries and proactively educate potential customers about our products and promptly resolve customer complaints. Each representative is required to complete mandatory training, conducted by experienced managers on product knowledge, complaint handling and communication skills.

For beauty products, we generally offer a 30-day product return policy for curated sales and our online shopping mall, and a seven-day product return policy for Jumei Global, in both cases generally even if the products have been used or are no longer in their original packaging or original condition. For our apparel and other lifestyle products, our third-party merchants offer a 7-day product return policy, as long as the products are unwashed and/or undamaged, in their original condition and can be resold. For our merchandised baby and maternity products, we generally grant product returns only in cases of quality issues. For other baby and maternity products, the suppliers usually have a 7-day return policy for any unopened products or ad hoc product returns in case of quality issues. For light luxury products other than underwear, watches and jewels, we generally have a 7-day return policy for unopened products. For health supplements, we generally do not grant product returns. Customers in cities where the payment option of cash on delivery is available can open the packaging and inspect the products ordered upon delivery and refuse acceptance should they be dissatisfied.

Once a customer submits a return application request online, our customer service representatives will review and process the request or contact the customer by e-mail or by phone if there are any questions relating to the request. Upon receipt of the returned product, we credit the customer's Jumei member or payment account with the purchase price. We provide a shipping allowance of up to RMB10 for our merchandized products, as well as other products sold through our internet platform.

POWER BANK SERVICES

We entered into the portable power bank sharing business in 2017 with our strategic acquisition of Jiedian. When users encounter a power bank cabinet, they may elect to use the Jiedian mobile app or other major third-party mobile payment apps in China to scan the QR code painted on the cabinet. While users need to pay a deposit of RMB99 to be eligible to rent the portable power banks when using the Jiedian mobile app, the deposit will be waived when using the third-party mobile payment apps for certain users. After scanning the QR code, the assigned portable power bank with designated power connector will be ejected from the cabinet automatically for the user to retrieve. Users can return the portable power bank back to the cabinet and complete the rental once they no longer need it and pay for the rental fees calculated based on usage time on their mobiles.

As of December 31, 2018, we had over 400,000 power bank cabinets deployed in over 300 cities across China. Our partners, including restaurant and coffee shop owners, public transportation stations, hotels, beauty salons, hospitals, shopping malls and markets, could place our power bank cabinet that consists of multiple separate portable power banks on their countertop. Our cabinets are capable of operating 24/7 with regular rentals and returns while costing only 1kWh of electricity per week. Each power bank hosted in our cabinets is powered by our intelligent adaptive and fast charging technologies, and insured by the China Pacific Insurance Company for product safety.

Users can search for cabinets close to their locations through the Jiedian mobile app and third-party apps, along with the directions to and general information of the location, including, for example, the average price range and opening hours of the establishment hosting the power bank cabinets. Users can also find out whether there is any portable power bank in the selected cabinet with their designated power connector.

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

Our front-end modules facilitate the online shopping processes of our customers. Our front-end modules are supported by our content distribution network, dynamic and distributed cluster and a core database, providing our customers with quicker access to the product display they are interested in, and facilitating faster processing of their purchases. We have designed our systems to cope with maximum peak concurrent visitors at all times. As a result of such foresight, we are able to provide our customers constantly smooth online shopping experience. Our mid-end modules support our daily administrative and business operations, and our back-end modules support our supply chain and greatly enhance the efficiency of our operations.

Our business intelligence systems enable us to effectively gather, analyze and make use of internally generated customer behavior and transaction data. We regularly use this information in planning our marketing initiatives for upcoming curated sales and merchandizing for our online shopping mall. Our business intelligence system is built with the proprietary cloud computing infrastructure, providing decision-making intelligence such as dashboard operation, operational analysis, market analysis, sales forecasts and products such as anti-fraud filters, precision marketing, and other application-oriented intelligent products that facilitate data-driven decision-making and increase our product sales.

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

SEASONALITY

Sales in the traditional retail industry are significantly higher in the fourth quarter of each calendar year than in the preceding three quarters. E-commerce companies in China, including us, hold special promotional campaigns on festivals or days popular among young people, such as November 11, which falls in the fourth quarter. We also hold special promotional campaigns in March and August each year to celebrate our anniversary. These special promotional campaigns typically increase the net revenues in the relevant quarters. Our seasonality may increase in the future. Due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results. Our future operating results will be affected by the timing of promotional or marketing campaigns that we may launch from time to time.

INTELLECTUAL PROPERTY

We regard our trademarks, software copyrights, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark, copyright and trade secret protection laws in the PRC, as well as confidentiality procedures and contractual provisions with our employees, service providers, suppliers, third-party merchants and others to protect our proprietary rights. As of December 31, 2018, we owned 546 registered trademarks, copyrights to 72 software programs developed by us relating to various aspects of our operations, and 46 registered domain names, including jumei.com and jumeiglobal.com.

COMPETITION

The retail market of beauty products in China is fragmented and highly competitive. We face competition from traditional beauty products retailers, such as Watsons and Sephora, and online beauty products retailers, as well as e-commerce platform companies, such as Alibaba Group, which operates Taobao.com and Tmall.com, Amazon China, which operates Amazon.cn, JD.com, Inc., which operates JD.com, the entity which operates Dangdang.com, and Vipshop Holdings Limited, which operates VIP.com and Lefeng.com.

We believe we compete primarily on the basis of our ability to identify beauty products in demand among consumers and source these products on favorable terms from suppliers and third-party merchants; our ability to ensure the authenticity and quality of our products; our ability to acquire new customers at relatively low cost and provide superior customer service; our internet platform features; our customer service and fulfillment capabilities; and our reputation among consumers, suppliers and third-party merchants.

INSURANCE

We maintain certain insurance policies to safeguard against risks and unexpected events. We have purchased property insurance covering our inventory in our logistics centers and certain fixed assets such as equipment, furniture and office facilities. We have also purchased insurance for our Jiedian power banks from the China Pacific Insurance Company for product safety. We do not maintain cargo transportation insurance, although we may request courier companies to purchase insurance covering our products in our agreements with them. We purchased third-party liability insurance covering our merchandise sales products against claims from consumers in relation to alleged defects in product quality. For certain of our logistics staff, we purchased personal injury insurance.

REGULATION

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China or our shareholders' rights to receive dividends and other distributions from us.

Regulations Relating to Foreign Investment

Industry Catalog Relating to Foreign Investment. Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment, or the Catalog, which was promulgated and is amended from time to time by the Ministry of Commerce and the National Development and Reform Commission. The latest version of the Catalog took effect in July, 2017 and divides industries into two categories: i.e., "Category of Industries Encouraged for Foreign Investment" and "Special Administrative Measures (Negative List) for Foreign Investment Access," or the "Negative List." Industries not listed in the Catalog are generally deemed "permitted" for foreign investment. Although the Negative List recently amended in June 2018 reduced the number of industries that fall within the Negative List where foreign investment is prohibited or restrictions are imposed upon the shareholding percentage or requirements on the composition of board or senior management, industries such as value-added telecommunication services, including Internet information services, remain restricted from foreign investment.

Pursuant to the latest Catalog and the Negative list, the provision of value-added telecommunications services falls in the restricted category and the percentage of foreign ownership generally cannot exceed 50% (except for the e-commerce business). Under the Catalog and the Negative list, "e-commerce business" is an exception to the above 50% restriction on foreign investment on the value-added telecommunication services. However, the Catalog and the Negative list do not define the "e-commerce business," and its interpretation and enforcement involve significant uncertainties. Although according to the Notice on Lifting the Restriction to Foreign Shareholding Percentage in Online Data Processing and Transaction Processing Business (Operational E-commerce) promulgated by the MIIT on June 19, 2015, foreign investors are allowed to hold up to 100% of all equity interests in the online data processing and transaction processing business (operation e-commerce) in China, other requirements provided by the Foreign Investment Telecommunications Rules (such as the track record and experience requirement for a major foreign investor) shall still apply. It is unclear how this notice will be implemented and there exist high uncertainties with respect to its interpretation and implementation by authorities. Therefore, we cannot assure you whether our online retail business and distribution of online information falls into the "e-commerce business" and thus, whether we are permitted to conduct our value-added telecommunication services in the PRC through our subsidiaries in which foreign investors own more than 50% of equity interests.

On January 12, 2017, the State Council issued the Notice on Several Measures for Expansion of Opening-up Policy and Active Use of Foreign Capital, or the Notice No. 5, which purport to relax restrictions on foreign investment in sectors including service, manufacturing and mining. Specifically, the Notice No. 5 proposes to gradually open up telecommunication, Internet, culture, education and transportation industries to foreign investors. However, there are still substantial uncertainties with respect to implementing rules and regulations of Notice No. 5.

Currently, the business scope of each of our wholly owned subsidiaries in the PRC contains the business of development of computer software and technology, which falls in the encouraged category under the Catalog. The other businesses listed in the business scope of each of our wholly owned enterprises are not listed in the Catalog and thus fall in the permitted category for foreign investment under PRC law.

The Foreign Investment Law. On March 15, 2019, the National People's Congress approved the Foreign Investment Law, which will take effect on January 1, 2020 and replace three existing laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice, and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the Foreign Investment Law, "foreign investment" refer to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as "foreign investor") within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

According to the Foreign Investment Law, the State Council will publish or approve to publish a catalog for special administrative measures, or the "negative list." The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign invested entities that operate in industries deemed to be either "restricted" or "prohibited" in the "negative list." Because the "negative list" has yet to be published, it is unclear whether it will differ from the current Special Administrative Measures for Market Access of Foreign Investment (Negative List). The Foreign Investment Law provides that foreign-invested entities operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities.

Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to the foreign investors; foreign-invested enterprises are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; mandatory technology transfer is prohibited; and the capital contributions, profits, capital gains, proceeds out of asset disposal, licensing fees of intellectual property rights, indemnity or compensation legally obtained, or proceeds received upon settlement by foreign investors within China, may be freely remitted inward and outward in RMB or a foreign currency. Also, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements.

Foreign Investment in Value-Added Telecommunications Businesses. The Regulations for Administration of Foreign-invested Telecommunications Enterprises promulgated by the PRC State Council in December 2001 and subsequently amended in September 2008 and February 2016 set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. These regulations prohibit a foreign entity from owning more than 50% of the total equity interest in any value-added telecommunications service business in China, and require the major foreign investor in any value-added telecommunications service business in China have a good and profitable record and operating experience in this industry.

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

Licenses and Permits

We are required to hold a variety of licenses and permits in connection with various aspects of our business, including the following:

ICP License. The Telecommunications Regulations promulgated by the State Council and its related implementation rules, including the Catalog of Classification of Telecommunications Business issued by the MIIT, categorize various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services, and internet information services, or ICP services, are classified as value-added telecommunications businesses. Under the Telecommunications Regulations, commercial operators of value-added telecommunications services must first obtain an ICP license from the MIIT or its provincial level counterparts. In September 2000, the State Council also issued the Administrative Measures on Internet Information Services, which was amended in January 2011. According to these measures, a commercial ICP service operator must obtain an ICP license from the relevant government authorities before engaging in any commercial ICP service in China. When the ICP service involves areas of news, publication, education, medical treatment, health, pharmaceuticals and medical equipment, and if required by law or relevant regulations, specific approval from the respective regulatory authorities must be obtained prior to applying for the ICP license from the MIIT or its provincial level counterpart. In March 2009, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses, which set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Reemake Media, as our ICP operator, holds an ICP license issued by the Beijing Telecommunications Administration. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Any lack of requisite approvals, licenses or permits applicable to our business or failure to comply with PRC laws and regulations may have a material and adverse impact on our business, financial condition and results of operations."

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

Pursuant to the newly revised Food Safety Law, State Food and Drug Administration issued the Administrative Measures for the Licensing of Food Business Operations, effective October 2015, which superseded Administrative Measures on Food Distribution Permits. Under Administrative Measures for the Licensing of Food Business Operations, Food Business Operation Permits replaces Food Distribution Permit and Hygiene Permit for Nutritional Supplements as license for food distribution (including nutritional supplements) or food service businesses. The Food Distribution Permits and Hygiene Permit for Nutritional Supplements obtained before October 1, 2015 remain effective until expiration of the effective terms. Reemake Media has obtained the new Food Business Operation Permit, which remains effective until September 2021.

Online Culture Business Permit / Video and Audio Program Internet Dissemination License. We have engaged in the live video broadcasting business to expand our marketing efforts. Pursuant to Administrative Measures for the Business Activities of Online Performances issued by Ministry of Culture and Tourism on December 2, 2016, business entities that engage in the business activities of online performances shall apply for the Online Culture Business Permit in accordance with the Interim Administrative Provisions on Internet Culture, and the business scope of such permit shall specifically cover online performances. Where a performance channel is opened for a domestic performer, the online performance service provider shall make filings on the performance channel to the Ministry of Culture and Tourism for recordation within ten days. If we operate online performance without such required permits or filings, we may be subject to penalties including fines, suspension of business, as well as confiscation of proceeds under PRC law, which could adversely affect our business, financial condition and results of operations.

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

Regulation Relating to Distribution of Cosmetics

China has established a regulatory system concerning the production and sale of cosmetics according to the Hygiene Supervision over Cosmetics and its implementation rules and other applicable rules. Cosmetics producers in the PRC need to obtain various licenses and permits or make filings for their production of cosmetics, including: (i) a Cosmetics Production Permit issued by the State Drug Administration or its local counterparts (ii) a Special Cosmetics Approval Certificate issued by the State Drug Administration or its local counterparts for production of cosmetics for special uses such as hair nourishment, hair-dye, hair perm, hair removal, breast massage, deodorant, freckle fading and anti-sunburn and (iii) a Non-special Cosmetics Filing made with the local counterparts of the State Drug Administration for production of cosmetics for non-special uses. For imported cosmetics, pursuant to the Hygiene Supervision Over Cosmetics and its implementation rules, producers of overseas cosmetics shall directly or through its designated entity apply for the License or Filing for the First Import of Cosmetics before such cosmetics are imported into the PRC. According to the Measures for the Inspection, Quarantine, Supervision and Administration of Imported and Exported Cosmetics and the Laws of Customs, the import of cosmetics is also subject to the inspection and quarantine procedure required by the Entry & Exit Inspection and Quarantine Bureau or its local counterparts and customs clearance procedure by the General Administration of Customs or its local counterparts, and the importer shall pay import tariffs, value-added tax and excise duty for the import of cosmetics according to the relevant tariffs and tax rules.

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

Regulations Relating to E-Commerce, Internet Content and Information Security and Privacy

China's e-commerce industry is at an early stage of development and there are few PRC laws or regulations specifically regulating the e-commerce industry. In May 2010, the State Administration of Industry and Commerce adopted the Interim Measures for the Administration of Online Commodities Trading and Relevant Services, which took effect in July 2010. Under these measures, enterprises or other operators which engage in online commodities trading and other services, and have been registered with the State Administration for Market Regulation or its local branches, must make the information stated in their business license available to the public or provide a link to their business license on their website. Online distributors must adopt measures to ensure safe online transactions, protect online shoppers' rights and prevent the sale of counterfeit goods. Information on products and transactions released by online distributors must be authentic, accurate, complete and sufficient. The above measures were replaced by the Measures for the Administration of Online Commodities Trading issued by the State Administration of Industry and Commerce on January 26, 2014, which became effective on March 15, 2014. These newly issued measures further impose more stringent requirements and obligations on the online trading or service operators. For example, customers are entitled to return goods (except for certain fresh and perishable goods) which are purchased online within seven days upon receipt without reasons. Where the online distributors also act as marketplace platforms that provide service to third-party merchants, the online distributors are obligated to examine the legal status of the third-party merchants and make the information stated in the business licenses of such third-party merchants available to the public or provide a link to their business licenses on the website, as well as make clear distinction between their online direct sales and sales of third-party merchant products on the marketplace platform. We are subject to such rules as a result of our online direct sales and online marketplace business.

In August 2018, the Standing Committee of the National People's Congress promulgated the E-Commerce Law, which took effect in January 2019. The E-commerce Law proposes a series of requirements on e-commerce operators including individuals and entities carrying out business online, e-commerce platform operators and merchants within the platform. For example, the E-Commerce Law requires e-commerce operators to respect and equally protect consumers' legitimate rights and provide options to consumers without targeting their personal characteristics, and also requires e-commerce operators to clearly point out to consumers their tie-in sales in which additional services or products are added by merchants to a purchase, and not to assume consumers' consent to such tie-in sales by default. The e-commerce platform operators are required under the E-Commerce Law to establish a credit evaluation system and publicize the credit evaluation rules, and provide consumers with ways to evaluate products sold or services provided within the platform. The E-Commerce Law also requires e-commerce platform operators to develop and continuously publish or make publicly available, prominently on its homepage, a link to its platform service agreement and transaction rules, specifying the rights and obligations of relevant parties with respect to joining and leaving the platform, quality assurance and protection of consumer rights and personal information, and to ensure convenience and complete access to reading and downloading such service agreement and transaction rules by merchants and consumers. Moreover, according to the E-Commerce Law, e-commerce platform operators who fail to take necessary actions when they know or should have known that the merchants within the platform infringe others' intellectual property rights or the products or services provided by the merchants do not meet the requirements for personal and property security, or otherwise infringe upon consumers' legitimate rights, will be imposed a joint liability with the merchants; with respect to the products or services affecting consumers' life and health, the e-commerce platform operators will bear relevant responsibilities if they fail to review the qualifications of merchants or fail to safeguard the interests of the consumers. In addition, the E-Commerce Law requires e-commerce operators, including individuals and entities carrying out business online, e-commerce platform operators and merchants on these platforms, to display prominently on their home page the information contained in their business licenses or administrative permits relating to their operating businesses. Failure to take necessary actions against merchants on the e-commerce platforms that are not in compliance with such requirements may subject the e-commerce platform operators to rectification within a specified period and a fine between RMB20,000 and RMB100,000.

In December 2018, State Administration for Market Regulation issued the "Opinions on Doing Well in E-Commerce Operator Registration" which requires e-commerce operators, including individuals and entities carrying out business online, e-commerce platform operators and merchants on these platforms, to register with the local branches of State Administration for Market Regulation, except for individuals selling agricultural products or conducting certain transactions with minimum economic value and low volume, or those not required to make such registration according to PRC laws and regulations. Pursuant to these opinions, the e-commerce platform operators shall provide identity information of the merchants on their platform to local branches of State Administration for Market Regulation and prompt the merchants failing to make such registrations to comply with the relevant registration requirements.

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

In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. The Administrative Measures on Internet Information Services prohibit ICP service operators from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in 2011, an ICP operator may not collect any user's personal information or provide any such information to third parties without the consent of a user. An ICP service operator must expressly inform the users of the method, content and purpose of the collection and processing of such user's personal information and may only collect such information necessary for the provision of its services. An ICP service operator is also required to properly keep user's personal information confidential, and in case of any leakage or likely leakage of the user's personal information, the ICP service operator must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People's Congress in December 2012 and the Order for the Protection of Telecommunication and Internet User's Personal Information issued by the MIIT in July 2013, any collection and use of user's personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. Any violation of the above decision or order may subject the ICP service operator to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities. We have required our users to consent to our collecting and using their personal information, and established information security systems to protect user's privacy.

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

In relation to cross-border e-commerce trade, such as Jumei Global, the General Administration of Customs has promulgated the Announcement on the Regulatory Issues concerning the Inbound and Outbound Cargos and Items under Cross-border E-commerce Trade, or Customs Circular No. 56, which took effect on August 1, 2014. Under the Customs Circular No. 56, e-commerce enterprises shall make a record filing with the local customs bureau and the e-commerce transactions shall be conducted on the platforms that are approved by the customs and are connected to customs networks. For each item that is sold to the PRC customers under cross-border e-commerce, e-commerce enterprises shall submit separate information about orders, payment and logistics to the customs bureau before making a customs declaration, and shall report the cargo list and import and export goods declaration form to the customs bureau on a monthly basis. Currently, we set up our cross-border e-commerce center in Zhengzhou Free Trade Zone and our e-commerce platform is connected to Zhengzhou customs bureau.

Regulation of Mobile Application

On June 28, 2016, the Cyberspace Administration of China promulgated the Regulations for the Administration of Mobile Internet Application Information Services, which came into effect as of August 1, 2016, requiring mobile application operators who provide information services through mobile Internet applications, to: (i) verify the identities of registered users through mobile phone numbers or other similar means; (ii) establish and improve procedures for protection of user information; (iii) establish and improve procedures for information content censorship; (iv) ensure that users are given adequate information concerning a mobile application, and choice of whether to install a mobile application and use of its functions; (v) respect and protect intellectual property rights; and (vi) keep records of users' log-in information for 60 days.

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

Trademark. The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC State Intellectual Property Office is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a "first-to-file" principle with respect to trademark registration. As of December 31, 2018, we owned 546 registered trademarks in different applicable trademark categories and were in the process of applying to register 28 trademarks in China.

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

In order to further implement the Computer Software Protection Regulations promulgated by the State Council in December 2001, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures in February 2002, which apply to software copyright registration, license contract registration and transfer contract registration. We have registered 72 computer software copyrights in China as of December 31, 2018.

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

On December 28, 2012, the PRC Labor Contract Law was amended to impose more stringent requirements on labor dispatch which became effective on July 1, 2013. Pursuant to amended PRC Labor Contract Law, the dispatched contract workers shall be entitled to equal pay for equal work as a fulltime employee of an employer, and they shall only be engaged to perform temporary, ancillary or substitute works, and an employer shall strictly control the number of dispatched contract workers so that they do not exceed certain percentage of total number of employees. "Temporary work" means a position with a term of less than six (6) months; "auxiliary work" means a non-core business position that provides services for the core business of the employer; and "substitute worker" means a position that can be temporarily replaced with a dispatched contract worker for the period that a regular employee is away from work for vacation, study or for other reasons. According to the Interim Provisions on Labor Dispatch, or the Labor Dispatch Provisions, promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which became effective on March 1, 2014: (i) the number of dispatched contract workers hired by an employer should not exceed 10% of the total number of its total employees (including both directly hired employees and dispatched contract workers); (ii) in the case that the number of dispatched contract workers exceeds 10% of the total number of its employees at the time when the Labor Dispatch Provisions became effective (i.e., March 1, 2014), the employer shall formulate a plan to reduce the number of its dispatched contract workers to below the statutory cap prior to March 1, 2016; and (iii) such plan shall be filed with the local bureau of human resources and social security. Nevertheless, the Labor Dispatch Provisions do not invalidate the labor contracts and dispatch agreements entered into prior to December 28, 2012. In addition, the employer shall not hire any new dispatched contract worker before the number of its dispatched contract workers is reduced to below 10% of the total number of its employees.

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

According to the Notice on the Enterprise Income Tax regarding Deepening Implementation of Grand Development of the Western Region issued by the State Administration of Taxation, enterprises located in the western region of the PRC with principal revenue of over 70% generated from the encouraged category of the western region are entitled to a preferential income tax rate of 15% for ten years from January 1, 2011 to December 31, 2020. Chengdu Jumei, which is located within the western region of the PRC and meets the criteria as set forth in the notice, is entitled to the preferential income tax rate of 15% starting from 2013 upon filing with the relevant tax authority.

Value-Added Tax and Business Tax. Pursuant to the PRC Provisional Regulations on Value-Added Tax and its implementation regulations, unless otherwise specified by relevant laws and regulations, any entity or individual engaged in the sales of goods, provision of processing, repairs and replacement services and importation of goods into China is generally required to pay a value-added tax, or VAT, at the rate of 17% for revenues generated from sales of products, less any deductible VAT already paid or borne by such entity.

Prior to January 1, 2012, pursuant to the PRC Provisional Regulations on Business Tax and its implementing rules, taxpayers providing taxable services falling under the category of service industry in China are required to pay a business tax at a normal rate of 5% of their revenues with certain exceptions. Our PRC subsidiaries and consolidated VIEs were subject to business tax at the rate of 5% for marketplace services. Since January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation have been implementing the VAT pilot program, which imposes VAT in lieu of business tax for certain industries in Shanghai, and since September 1, 2012, such pilot program has been expanded to eight other provinces or municipalities in the PRC. Since August 2013, this tax pilot program has been expanded to other areas on the nationwide basis in the PRC. On November 19, 2017 the State Council further amended the Interim Regulation of the People's Republic of China on Value Added Tax to reflect the normalization of such pilot program. VAT is applicable at a rate of 6% in lieu of business tax for the services rendered by our PRC subsidiaries and consolidated VIEs.

In April 2018, the Ministry of Finance and the State Administration of Taxation jointly promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates, or Circular 32, according to which: (i) for VAT taxable sales acts or importation of goods originally subject to value-added tax rates of 17% and 11% respectively, such tax rates shall be adjusted to 16% and 10%, respectively; (ii) for the purchase of agricultural products originally subject to the deduction rate of 11%, such deduction rate shall be adjusted to 10%; (iii) for the purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to the tax rate of 16%, such tax shall be calculated at the deduction rate of 12%; (iv) for exported goods originally subject to the tax rate of 17% and the export tax refund rate of 17%, the export tax refund rate shall be adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to the tax rate of 11% and the export tax refund rate of 11%, the export tax refund rate shall be adjusted to 10%. Circular 32 became effective on May 1, 2018 and shall supersede existing provisions which are inconsistent with Circular 32. The new VAT is applicable at a rate of 5% in lieu of business tax for the services rendered by our PRC subsidiaries and consolidated VIEs.

Dividend Withholding Tax. Pursuant to the PRC Enterprise Income Tax Law and its implementation rules, if a nonresident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%.

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

The above-mentioned notice was abolished pursuant to the New Cross-Border E-commerce Tax Notice. The goods imported through cross-border e-commerce platforms are now treated as normal goods rather than "personal baggage or postal articles" and subject to the usual value-added tax, consumption tax and tariff. In general, a value-added tax at the rate of 17% (before May 1, 2018) and 16% (from May 1, 2018 onwards) is levied on most products sold on the cross-border e-commerce platform and a 15% consumption tax on high-end cosmetics, while no consumption tax is levied on skin care products, maternity and baby care products. As a preferential tax treatment, the New Cross-Border E-commerce Tax Notice and the Notice on Improving the Tax Policies on Cross-Border E-Commerce Retail Imports, which was issued on November 29, 2018 provide that, if the goods imported through cross-border e-commerce platforms are within the quota of RMB5,000 per purchase order and RMB26,000 per year per buyer, there is a 30% discount off the applicable value-added tax and the consumption tax, and the tariff is waived.

Regulations Relating to Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in August 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans.

In August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular No. 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular No. 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE's approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. To satisfy and facilitate the business and capital operations of foreign invested enterprises in the PRC, on July 15, 2014, SAFE issued a SAFE Circular 36 which launched the pilot reform of administration regarding conversion of foreign currency registered capitals of foreign-invested enterprises in 16 pilot areas. According to the SAFE Circular 36, an ordinary foreign-invested enterprise with a business scope containing "investment" in the pilot areas is permitted to use Renminbi converted from its foreign-currency registered capital to make equity investments in the PRC, subject to certain registration and settlement procedure as set forth in the SAFE Circular 36. On April 8, 2015, SAFE released the Notice on the Reform of the Management Method for the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19, which came into force and superseded SAFE Circular No. 142 and SAFE Circular 36 from June 1, 2015. SAFE Circular 19 has made certain adjustments to some regulatory requirements on the settlement of foreign currency capital of foreign-invested enterprises, and some foreign exchange restrictions under SAFE Circular No. 142 has been lifted. For example, the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise can be used for equity investments in the PRC but cannot be used to provide entrusted loans or repay loans between non-financial enterprises. Nevertheless, Circular 19 also reiterates the principle that Renminbi converted from foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective June 2016. Compared to SAFE Circular 19, SAFE Circular 16 provides that discretionary foreign exchange settlement apply to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding Renminbi obtained from foreign exchange settlement are allowed to extend loans to related parties or repaying the inter-company loans (including advances by third parties). However, since SAFE Circular 16 came into effect recently, there exist substantial uncertainties with respect to its interpretation and implementation in practice.

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

SAFE Regulations on Employee Stock Incentive Plan

In February 2012, SAFE promulgated the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in March 2007, to regulate the foreign exchange administration of PRC citizens and non-PRC citizens who reside in the PRC for a continuous period of not less than one year, with a few exceptions, who participate in stock incentive plans of overseas publicly listed companies. Pursuant to these rules, these individuals who participate in any stock incentive plan of an overseas publicly listed company, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. We and our executive officers and other employees who are PRC citizens or non-PRC citizens who reside in the PRC for a continuous period of not less than one year and have been granted options subject to these regulations. Failure of our PRC option holders or restricted shareholders to complete their SAFE registrations may subject us and these employees to fines and other legal sanctions.

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

M&A Rules

In August 2006, six PRC regulatory agencies, including the CSRC, adopted the M&A Rules, which were amended in June 2009. The M&A Rules establish procedures and requirements that could make some acquisitions of Chinese companies by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a Chinese domestic enterprise. In addition, the Security Review Rules issued by the Ministry of Commerce that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise "national defense and security" concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise "national security" concerns are subject to strict review by the Ministry of Commerce, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement. See "Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China."

C.	Organizational Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries and consolidated VIEs and their subsidiaries, as of the date of this annual report:

(1)	Leo Ou Chen, Yusen Dai and Hui Liu hold 90.04%, 8.85% and 1.11% equity interests in Reemake Media, respectively.

(2)	Leo Ou Chen and Yusen Dai hold 80% and 20% equity interest in Tianjin Yingxun Technology Co., Ltd., respectively.

(3)	Leo Ou Chen holds 100% equity interests in Chengdu Li'ao Culture Communication Co., Ltd.

(4)	Leo Ou Chen and Yusen Dai hold 80% and 20% equity interests in Jumei Film Media Wuxi Co., Ltd., respectively.

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

The following is a summary of the currently effective contractual arrangements by and among our wholly owned subsidiary, Chengdu Jumei, our VIE, Reemake Media, and the shareholders of Reemake Media.

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

Equity Pledge Agreements. On April 20, 2017, Chengdu Jumei, Reemake Media and the shareholders of Reemake Media entered into an equity pledge agreement. Pursuant to the equity pledge agreement, each of the shareholders of Reemake Media pledges all of their equity interests in Reemake Media to guarantee their and Reemake Media's performance of their obligations under the contractual arrangements including, but not limited to, the exclusive consulting and services agreement, exclusive purchase option agreement and shareholders' voting rights agreement. If Reemake Media or its shareholders breach their contractual obligations under these agreements, Chengdu Jumei, as pledgee, will have the right to dispose of the pledged equity interests. The shareholders of Reemake Media agree that, during the term of the equity pledge agreement, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests, and they also agree that they will take all necessary measures to prevent Chengdu Jumei's rights relating to the equity pledges from being prejudiced by the legal actions of the shareholders of Reemake Media. During the term of the equity pledge agreements, Chengdu Jumei has the right to receive all of the dividends and profits distributed on the pledged equity interests. The equity pledges will become effective on the date when the pledge of equity interests contemplated in the agreement are registered with the relevant administration for industry and commerce in accordance with the PRC Property Rights Law and will remain effective until Reemake Media and its shareholders discharge all their obligations under the contractual arrangements.

Exclusive Purchase Option Agreement. On April 20, 2017, Chengdu Jumei, Reemake Media and the shareholders of Reemake Media entered into an exclusive purchase option agreement. Pursuant to the exclusive purchase option agreement, each of the shareholders of Reemake Media irrevocably grants Chengdu Jumei an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholders' equity interests in Reemake Media, and the purchase price shall equal the lower of: (1) the amount shareholders contributed to Reemake Media as registered capital for the equity interests to be purchased or (2) the lowest price permitted by applicable PRC law. The purchase consideration shall be refunded by the nominee shareholders to Chengdu Jumei. In addition, Reemake Media grants Chengdu Jumei an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of Reemake Media's assets at the lowest price permitted by applicable PRC law. Without the prior written consent of Chengdu Jumei, the shareholders of Reemake Media may not, and shall procure Reemake Media not to, transfer or otherwise dispose of their equity interests in Reemake Media or create or allow any encumbrance on the equity interests, increase or decrease the registered capital, dispose of its assets, terminate any material contract or enter into any contract that is in conflict with its material contracts, appoint or remove any management members, distribute dividends to the shareholders, guarantee its continuance, amend its articles of association and provide any loans to any third parties. The exclusive purchase option agreement will remain effective until all equity interests in Reemake Media held by its shareholders and all assets of Reemake Media are transferred or assigned to Chengdu Jumei or its designated representatives.

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

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinion of our PRC legal counsel. If the PRC government finds that the agreements that establish the structure for operating our online retail business do not comply with PRC government restrictions on foreign investment in e-commerce and related businesses, including but not limited to online retail businesses, we could be subject to severe penalties including being prohibited from continuing operations. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to our VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations" and "Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Substantial uncertainties exist with respect to the interpretation and implementation of the newly adopted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations."

D.	Property, Plant and Equipment

We are headquartered in Beijing and have leased an aggregate of approximately 8 thousand square meters of office and customer service center space in Beijing. As of December 31, 2018, we also have leased an aggregate of approximately 89 thousand square meters in office, logistics center, warehouses and/or customer service center space in Tianjin, Zhengzhou, Chengdu, Guangzhou, Suzhou, Hong Kong and Shenzhen. We lease most of our premises under operating lease agreements from independent third parties. A summary of our leased properties as of December 31, 2018 is shown below:

Location	Space (in thousands of square meters)	Use	Lease Term (years)
Beijing	8	Office and customer service center	One to three
Tianjin	28	Logistics center and office	One to three
Zhengzhou	29	Office and logistics center	One
Chengdu	17	Office, logistics center and customer service center	One to three
Guangzhou	12	Office, logistics center	One to three
Shenzhen	2	Office	Two
Hong Kong	1	Logistics center	Two

We typically enter into leasing agreements that are renewable every one to three years. We believe our existing facilities are sufficient for our near-term needs.

On January 29, 2016, we acquired land use rights with RMB84.1 million for 169,456 square meters of warehouse land in Suzhou, on which we constructed a self-owned logistics center. We have been using this new logistics center in Suzhou since the third quarter of 2017. We returned a part of the said land to Suzhou Industrial Park Land and Resources Bureau for a total consideration of RMB53.3 million on February 22, 2019.

On March 8, 2018, we acquired land use rights with RMB83.7 million for 166,286 square meters of land in Tianjin, on which we are in the process of constructing a self-owned logistics and warehouse center.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion and analysis may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Item 3. Key Information—D. Risk Factors" or in other parts of this annual report on Form 20-F.

A.	Operating Results

Overview

We generate net revenues primarily from merchandise sales and other services. We generate net revenues from merchandise sales when we act as principal for the direct sale of beauty products, baby, children's and maternity products, light luxury products, pre-packaged food and health supplements to customers. We generate net revenues from other services when we act as service provider for third-party merchants and vendors and charge them fees for the sale or display of their products through our internet platform and when we act as portable power bank sharing service provider and charge power bank sharing service fees and membership fees.

The following table summarizes the key features of our two main revenue streams:

Revenue Stream
	Merchandise Sales	Other Services
Products	Beauty products, baby, children's and maternity products, light luxury products, pre-packaged food and health supplements	Apparel and other lifestyle products, power bank sharing business and others
Sales formats	Curated sales and online shopping mall	Online marketplace service, power bank sharing service
Our Role	Act as principal	Act as service provider for third-party merchants and vendors principal in providing power bank sharing services

Our net revenues were RMB6.3 billion in 2016, RMB5.8 billion in 2017 and RMB4.3 billion (US$623.8 million) in 2018. Our net income and net loss was RMB150.2 million and RMB37.0 million in 2016 and 2017, respectively, and our net income was RMB117.5 million (US$17.1 million) in 2018. Our net cash provided by operating activities was RMB83.5 million in 2016, and our net cash used in operating activities was RMB440.5 million and RMB19.9 million (US$2.9 million) in 2017 and 2018, respectively.

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

Net revenues

We generate net revenues primarily from merchandise sales and other services, which mainly include marketplace services and power bank sharing services. We also generate revenues from our TV drama series production business. Merchandise sales revenues are generated when we act as principal for the direct sale of beauty products, baby, children's and maternity products, light luxury products, pre-packaged food and health supplements to customers through our internet platform. Merchandise sales revenues are recorded on a gross basis, net of surcharges and taxes.

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

We acquired Jiedian in 2017, one of the leading players in the portable power bank sharing business in China. We deploy power bank cabinets in highly frequented points of interest, such as restaurants, bars, gyms, airports, train stations, shopping malls, beauty salons, hospitals and parks. Each power bank cabinet contains multiple portable power banks. When users encounter a power bank cabinet, they may elect to use the Jiedian mobile app or other major third-party mobile payment apps in China to scan the QR code painted on the cabinet. Revenue from power bank sharing business is mainly contributed to the power bank sharing service revenue and membership revenue.

The following table sets forth the principal components of our net revenues by amounts and percentages of our total net revenues for the periods presented:

	Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues
Merchandise sales	6,174,721	98.4	5,634,156	96.9	3,359,241	488,581	78.3
Services and others	102,462	1.6	182,676	3.1	929,627	135,210	21.7
Total net revenues	6,277,183	100.0	5,816,832	100.0	4,288,868	623,791	100.0

We monitor and strive to improve the following key business metrics to generate higher net revenues:

•	Total number of active customers. We define active customers for a given period as customers who have purchased products offered by us or by our third-party merchants at least once during that period for our E-commerce business. The numbers of our active customers were approximately 15.4 million in 2016, 15.1 million in 2017 and 10.7 million in 2018.

•	Total number of orders. For our E-commerce business the total numbers of orders were approximately 61.5 million in 2016, 63.5 million in 2017 and 38.0 million in 2018.

•	Net GMV. We define net GMV as the sum of (i) net revenues generated from merchandise sales, (ii) net revenues generated from marketplace services and adding back corresponding payables to our third-party merchants, and (iii) net revenues generated from our Jiedian power bank sharing business. Our net GMV was RMB7.3 billion in 2016, RMB6.6 billion in 2017 and RMB4.6 billion (US$670.0 million) in 2018.

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

Cost of Revenues

Our cost of revenues primarily consists of cost of goods sold, inventory write-downs, commissions, depreciation and disposal of portable power bank and power bank cabinet, film production cost and amortization of acquired intangible assets. The cost of goods sold does not include shipping and handling expenses, payroll, bonus and benefits of fulfillment staff or rental expenses for logistics centers. Therefore, our cost of revenues may not be comparable to other companies which include such expenses in their cost of revenues. We procure inventory from our suppliers and our inventory is recorded at the lower of cost or estimated marketable value.

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

Marketing expenses. Marketing expenses consist primarily of advertising expenses, promotion expenses, and payroll and related expenses for personnel engaged in marketing. Advertising expenses, which are primarily spent on online and offline advertising, are expensed when the relevant services are received. Advertising expenses totaled RMB365.9 million, RMB319.3 million and RMB336.9 million (US$49.0 million) in 2016, 2017 and 2018, respectively.

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

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, from the year of assessment beginning on or after April 1, 2018, our subsidiaries incorporated in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2,000,000; and 16.5% on any part of assessable profits over HK$2,000,000. Under the Hong Kong tax laws, they are exempt from Hong Kong income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on the payment of dividends.

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

According to the Notice on the Enterprise Income Tax regarding Deepening Implementation of Grand Development of the Western Region issued by the State Administration of Taxation, enterprises located in the western region of the PRC with principal revenues of over 70% generated from the encouraged category of the western region are entitled to a preferential income tax rate of 15% for ten years from January 1, 2011 to December 31, 2020. Chengdu Jumei, which is located within the western region of the PRC and meets the criteria as set forth in the notice, has been entitled to the preferential income tax rate of 15% starting from 2013 upon filing with the relevant tax authority.

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

Under the PRC Enterprise Income Tax Law, an enterprise established outside of the PRC with "de facto management bodies" within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term "de facto management bodies" as establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the "de facto management body" of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by PRC individuals, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation's general position on how the "de facto management body" test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. Although we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises, it is possible that the PRC tax authorities could reach a different conclusion. See "Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders." However, even if one or more of our legal entities organized outside of the PRC were characterized as PRC resident enterprises, we do not expect any material change in our net current tax payable balance and the net deferred tax balance as none of these entities had any profit during the periods presented in the consolidated financial statements included elsewhere in this annual report.

Any change in PRC regulation of import tax on consumer goods imported through cross-border e-commerce platforms could also have a significant impact on our operating results. For instance, under the new pattern of cross-border e-commerce which came into effect on April 8, 2016, our sales tax would increase, which would decrease our gross margin. See "Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The change of PRC regulation of import tax on consumer goods imported through cross-border e-commerce platforms could adversely affect our financial condition and results of operations."

In April 2018, the Ministry of Finance and the State Administration of Taxation jointly promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates, or Circular 32, according to which (i) for VAT taxable sales acts or importation of goods originally subject to value-added tax rates of 17% and 11%, respectively, such tax rates shall be adjusted to 16% and 10%, respectively; (ii) for the purchase of agricultural products originally subject to a deduction rate of 11%, such deduction rate shall be adjusted to 10%; (iii) for the purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to a tax rate of 16%, such tax shall be calculated at the deduction rate of 12%; (iv) for exported goods originally subject to a tax rate of 17% and an export tax refund rate of 17%, the export tax refund rate shall be adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to a tax rate of 11% and an export tax refund rate of 11%, the export tax refund rate shall be adjusted to 10%. Circular 32 became effective on May 1, 2018 and shall supersede existing provisions which are inconsistent with Circular 32. The new VAT is applicable at a rate of 5% in lieu of business tax for the services rendered by our PRC subsidiaries and consolidated VIEs.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2018 using criteria established in "Internal Control—Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2018 due to the existence of a material weakness. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected on a timely basis.

The material weakness that has been identified related to deficiency in operating effectiveness in the Company’s financial reporting department in obtaining sufficient information on a timely basis to assess and account for legal contingencies in accordance with ASC 450-20 Loss Contingencies.

In light of the material weakness abovementioned, we subsequently involved internal and external resources to perform additional procedures to assess the impact of the contingencies, and recorded adjustments in accordance with the external legal assessment results to correct the misstatements.

To remediate the material weakness in the internal control relating to contingencies, we have started to take actions and intend to take these further actions in the remainder of 2019:

•	Timely engagement of competent external legal counsel to provide legal opinions on significant lawsuits filed;

•	Providing training to the accounting and reporting department, as well as internal legal counsel, on U.S. GAAP knowledge and requirements over the assessment of loss contingency under ASC 450-20;

•	Assessing the progress made on legal contingencies in a timely manner by formalizing a litigation inventory and tracking process and report on a quarterly basis prepared by the internal legal counsel and reviewed by the senior management;

•	Improving timely communication between the internal legal counsel, external legal counsel, senior management, and the accounting and reporting team to perform appropriate assessment of the financial statement impact from the existing and potential legal cases;

•	Establishing effective monitoring and oversight controls over the commitment and contingency process to ensure internal controls over the analysis and accounting for material litigation transactions are operating as designed; and

•	Strengthening internal audit function to timely detect and prevent control deficiencies over the commitment and contingency process.

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

Segment Reporting

Historically we had only one single reportable segment because the chief operating decision-maker, or "the CODM," formerly relied on the consolidated results of operations when making decisions about allocating resources and assessing performance. With the development of the new business initiatives, the CODM started to separately evaluate performance and allocate resources by different business segments, thus we changed our reportable segments in 2017. Our principal operations are currently organized into two business segments, the E-commerce segment and the New Businesses segment, which are defined based on the products and services provided. E-commerce represents e-commerce business. New Businesses mainly include film production, Jiedian and other technology initiatives business. Accordingly, we updated the presentation of our reportable segments in prior periods to conform to the current year's presentation in accordance with ASC 280, Segment Reporting.

Revenue Recognition

We generate substantially all of our revenue from merchandise sales and power bank sharing services. We also derive revenue from other sources mainly including marketplace services and film production.

On January 1, 2018, we adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC 606"), using the modified retrospective method to those contracts which were not completed as of January 1, 2018. The comparative information has not been restated for the years ended December 31, 2017 and 2016, and continues to be presented under ASC Topic 605, Revenue Recognition ("ASC 605"). The impact of adopting the new revenue standard was not material to the consolidated financial statements and there was no adjustment to the opening balance of retained earnings on January 1, 2018.

Revenue is recognized when our performance obligation is satisfied in an amount that reflects the consideration to which we expect to be entitled in exchange for transferring goods or services to a customer. To determine revenue recognition, we perform the following five steps: (i) identify the contract with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) we satisfy a performance obligation.

For contracts within the scope of ASC 606 at contract inception, we review the contract to determine which performance obligations it must deliver and which of these performance obligations are distinct. We recognize revenue based on the amount of the transaction price that is allocated to each performance obligation when that performance obligation is satisfied or as it is satisfied.

We consider several factors in determining whether it is appropriate to record the gross amount or net amount of product sales or service fees. Generally, when we control the specified goods or services, and are the primary obligor in a transaction, are subject to substantial inventory risk, and have latitude in establishing prices, revenues are recorded at the gross sales price. If we do not control the specified goods or services, and do not have substantial inventory risk or latitude in establishing prices and amounts earned are determined using a predetermined service rate, we record the net amounts as service fees earned.

When either party to a revenue contract has performed, we recognize a contract asset or a contract liability in the consolidated balance sheet, depending on the relationship between our performance and the customer's payment.

Merchandise sales

We generate revenues from merchandise sales when we act as principal for the direct sales of beauty products to customers. We collect cash from customers before or upon deliveries of products mainly through banks, third-party online payment platforms or delivery companies. As we have a single performance obligation to sell beauty products to the customers, we recognize merchandise sales revenues upon acceptance of delivery of products by customers. Cash collected from customers before product delivery is recognized as contract liability, which is classified as advances from customers. The Contract liability is transferred to revenue upon deliveries and acceptances by customers. We estimate the amount of variable consideration including sales return using the expected value method and includes variable consideration in the transaction price to the extent that it is probable that a significant reversal will not occur.

Power bank sharing business

We conduct power bank sharing business through Jiedian, a subsidiary acquired in 2017, one of the leading players in the portable power bank sharing business. Jiedian facilitates master power charging boxes in highly frequented points of interest, such as restaurants, bars, gyms, airports, train stations, shopping malls, beauty salons, hospitals and parks. Each charging box contains multiple portable power banks. A deposit is generally required before a user places an order via the Jiedian application or certain third party platforms. We act as a principal in rendering power bank sharing services and presents revenues on a gross basis.

We derive our power bank sharing service revenue from fees paid by customers for each use of the power bank or for subscription for access to our network of power bank during certain period of time, usually less than a month. Subscription fees are recognized on a straight-line basis over the subscription period. The fees charged for each use of power bank is recognized when the power bank is returned to the charging box. The unsatisfied performance obligations as of December 31, 2018 is insignificant.

The deposit will be refunded to a user upon receipt of the request. If the power bank is lost or not returned by a user after a certain period of time, the deposit from the user will not be repaid and the amount is recognized as revenue, with the corresponding carrying amount of the power bank recorded in cost of revenues.

Others

We provide marketplace services as an agent to various merchandise suppliers and financial service providers to facilitate the sales of or display their products on our platform. We consider the merchandise suppliers and financial service providers as our customers, and receive fees from customers based on a fixed rate of the sales of the customer's products. We recognize the fees from the merchandise suppliers upon acceptances of deliveries by the buyers for the sales for which we provide fulfillment services or upon shipping by the suppliers for the sales for which we don't provide fulfillment services. We recognize fees from financial service providers upon the sales of their products from the leads generated by us.

We also generate revenue from film production for sales of the rights to our customers for broadcasting on various platforms. The fee from customers is fixed and recognized upon the delivery of the master tape to our customer as we have no further obligations.

Loans receivable, net

Our loans receivable consist of a loan receivable from a venture capital fund with an annual interest rate from 4.35% to 10% based on different conditions and a loan receivable from a third party with an annual interest rate of 4.35%.

A loan receivable is carried at amortized cost. An allowance for doubtful accounts represents our best estimate of the losses inherent in the outstanding loans. Judgment is required to determine the allowance amounts and whether such amounts are adequate to cover potential credit losses, and periodic reviews are performed to ensure such amounts continue to reflect the best estimate of the losses inherent in the outstanding debts. We consider many factors, including, but not limited to, the age of the amounts due, the payment history, the month of origination, the purpose of the loans, creditworthiness, financial conditions of the borrower, terms of the loans, regulatory environment, and the general economic conditions.

Inventories

Inventories consisting of products available for sale, are stated at the lower of cost or net realizable value. Cost of inventory is determined using the weighted average cost method. Inventory reserve is recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged goods, which are dependent upon factors such as historical and forecasted consumer demand, and promotional environment. Write-downs are recorded in cost of revenues in the consolidated statements of comprehensive income.

Long-term investments

Our long-term investments consist of equity investments with and equity investments without readily determinable fair values and equity method investments.

Equity investments with and without readily determinable fair values

Prior to adopting ASC Topic 321 ("ASC 321"), Investments—Equity Securities on January 1, 2018, we carried at cost our investments in investees that did not have readily determinable fair value and over which we did not have significant influence, in accordance with ASC subtopic 325-20 ("ASC 325-20"), Investments—Other: Cost Method Investments. We review the investment for impairment whenever events or changes in circumstances indicated that the carrying value may no longer be recoverable.

We adopted ASC 321 on January 1, 2018 and the cumulative effect of adopting the new standard on opening retained earnings is RMB16.6 million. Equity investments, except for those accounted for under the equity method, those that result in consolidation of the investee and certain other investments, are measured at fair value and any changes in fair value are recognized in earnings. For equity securities without readily determinable fair values and that do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures ("ASC 820") to estimate fair value using the net asset value per share (or its equivalent) of the investment, we elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

Pursuant to ASC 321, for equity investments measured at fair value with changes in fair value recorded in earnings, we do not assess whether those securities are impaired. For those equity investments that we elect to use the measurement alternative, we make a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment's fair value in accordance with the principles of ASC 820. If the fair value is less than the investment's carrying value, the entity has to recognize an impairment loss in net income equal to the difference between the carrying value and fair value. Prior to 2018, these securities were classified as available-for-sale securities and measured and recorded at fair value with unrealized changes in fair value recorded through other comprehensive income.

Equity method investments

In accordance with ASC 323, Investment—Equity Method and Joint Ventures, we apply the equity method of accounting to equity investments, in common stock or in-substance common stock, over which we have significant influence but do not own a majority equity interest or otherwise control. Significant influence is generally considered to exist when we have an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation in the investee's board of directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate. For the investment in limited partnerships, where we hold less than a 20% equity or voting interest, our influence over the partnership operating and financial policies is more than minor, and thus is subject to the equity method as well.

Under the equity method of accounting, the affiliated company's accounts are not reflected within our consolidated balance sheets and statements of comprehensive income/(loss); however, our share of the earnings or losses of the affiliated company is reflected in the caption "share of income/(loss) from equity method investments" in the consolidated statements of comprehensive income/(loss). An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other than temporary.

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

The carrying amounts of cash and cash equivalents, short-term investments, accounts receivable, loans receivable, net, certain other current assets, accounts payable, and certain other current liabilities, approximate their fair value due to the short-term maturities of these instruments.

We adopted ASC 820. ASC 820-10 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Although the adoption of ASC 820 did not impact our financial condition, results of operations or cash flows, ASC 820 requires additional disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies for measuring fair value as follows:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs that are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business acquisition.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of December 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. Commencing in September 2011, in accordance with the FASB revised guidance on "Testing of Goodwill for Impairment," a company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the company decides, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the implied fair value of the reporting unit's goodwill and the carrying amount of goodwill will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. Goodwill was allocated to two and two reporting units as of December 31, 2017 and 2018, respectively.

Business Combinations

We account for our business combinations using the purchase method of accounting in accordance with ASC 805, Business Combinations ("ASC 805"). The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities we acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings. The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and non-controlling interests are based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. We determine discount rates to be used based on the risk inherent in the related activity's current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than we had originally estimated. When these events occur, we evaluate the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying value of the asset, we recognize an impairment loss based on the excess of the carrying value of the assets over their fair value.

Share-Based Compensation

All stock-based awards granted to the Founders, employees and directors, including Founders' share, stock options and restricted share units ("RSUs"), are measured at the grant date based on the fair value of the award and are recognized as expenses using the straight-line method, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. Forfeitures are estimated at the time of grant and revised in the subsequent periods if actual forfeitures differ from those estimates. We adopted Accounting Standard Update ("ASU") 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting on January 1, 2017 and elected to account for forfeitures as they occur. There was no cumulative-effect adjustment to retained earnings given that the historical estimated forfeiture rates approximated actual forfeiture rates.

We adopted the 2011 plan in March 2011. The maximum number of ordinary shares in respect of which share awards may be granted under the 2011 plan is 10,401,229. The 2011 plan will terminate automatically 10 years after its adoption, unless terminated earlier by approval of our board of directors. As of March 31, 2019, options to purchase 685,577 ordinary shares have been granted and outstanding under the 2011 plan, excluding awards that were forfeited or cancelled after the relevant grant dates.

We adopted the 2014 plan in April 2014. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 plan is 6,300,000 Class A ordinary shares initially. The number of shares reserved for future issuances under the 2014 plan will be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, or such lesser number of Class A ordinary shares as determined by our board of directors, on the first day of each calendar year during the term of the 2014 plan beginning in 2015. Unless terminated earlier, the 2014 plan will terminate automatically in 2024. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 plan is 10,794,484 Class A ordinary shares as of March 31, 2019. As of March 31, 2019, options to purchase 1,437,232 ordinary shares are issued and outstanding and 560,045 RSUs are granted and outstanding under the 2014 plan.

A summary of our share option activities through March 31, 2019 is presented below (share and per share information is presented to give retroactive effect to the share splits that we have conducted so far):

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

	May 9, 2011	May 9, 2011	February 23, 2012	September 23, 2012	April 8, 2013	April 18, 2013	May 1, 2013	July 1, 2013	August 1, 2013	December 31, 2013	April 1, 2014	March 31, 2015	August 1, 2017	December 1, 2017
Risk-free interest rates (%)(1)	3.42%	3.42%	3.21%	2.55%	2.33%	2.24%	2.20%	3.13%	2.92%	3.07%	3.35%	2.52%	2.33%	2.41%
Exercise multiples(2)	2.8	2	2.8	2.8	2.8	2	2.8	2	2.8	2.8	2.2	2.2	2.5	2.5
Expected dividend yield(3)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Expected volatility (%)(4)	54%	54%	47%	45%	44%	44%	44%	43%	43%	43%	43%	46%	63%	65%
Fair market value of ordinary shares (US$)	0.09	0.09	0.80	2.83	6.66	6.66	6.66	7.91	7.91	13.52	20.02	15.82	2.25	2.97

Notes:

(1)	We estimated each risk-free interest rate based on the yield to maturity of U.S. dollar denominated Chinese Government bonds with a maturity similar to the expected expiry of the term.

(2)	Each exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised, based on a consideration of research study regarding exercise pattern based on historical statistical data.

(3)	We have never declared or paid any cash dividends on our capital stock, and we do not anticipate any dividend payments on our ordinary shares in the foreseeable future.

(4)	We estimated expected volatility based on the annualized standard deviation of the daily return embedded in historical share prices of comparable companies with a time horizon close to the expected expiry of the term.

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

We recognize the estimated compensation cost of service-based RSUs based on the fair value of our ordinary shares on the date of the grant. We recognize the compensation cost over a vesting term of generally four years and starting January 1, 2017, account for forfeitures as they occur.

On March 31, 2015, we granted 248,575 RSUs of our company, as well as 745,000 share options (at an exercise price of US$15.00 per share) to our employees, subject to a four-year service vesting schedule.

On August 1, 2016, we granted 100,000 restricted shares of our company to our employees, subject to a four-year service vesting schedule.

On January 1, 2017, we granted 125,000 restricted shares of our company to our employees, subject to a four-year service vesting schedule.

On March 31, 2017, we granted 250,000 restricted shares of our company to our employees, subject to a four-year service vesting schedule.

On May 8, 2017, we granted 100,000 restricted shares of our company to our employees, subject to a four-year service vesting schedule.

On August 1, 2017, we granted 600,000 share options (at an exercise price from US$2.21 to US$2.23 per share) to our employees, subject to a four-year service vesting schedule.

On December 1, 2017, we granted 500,000 share options (at an exercise price of US$2.50 per share) and 100,000 restricted shares of our company to our employees, subject to a four-year service vesting schedule.

Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statement of comprehensive income in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized. We adopted ASU 2015-17, Income Taxes—Balance Sheet Classification of Deferred Taxes on January 1, 2017, which classifies all deferred tax assets and liabilities as noncurrent. There was no impact to the prior period balance sheet as all deferred tax assets were noncurrent in nature as of December 31, 2016.

Uncertain tax positions

ASC 740, Tax provision prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. We recognize interests and penalties, if any, under accrued expenses and other current liabilities on our balance sheet and under income tax expenses in our consolidated statement of comprehensive income.

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

Consolidation of Variable Interest Entities

In order to comply with the PRC laws and regulations which prohibit foreign control of companies involved in the value-added telecommunication service businesses, we operate our website in the PRC through Reemake Media, a consolidated VIE of ours. The equity interests of Reemake Media are legally held by certain shareholders of our company, who are PRC individuals. We obtained control over Reemake Media through Beijing Jumei in April 2011 by entering into a series of contractual arrangements with Reemake Media and the PRC individual shareholders of Reemake Media. These contractual arrangements include a Shareholders' Voting Rights Agreement, Exclusive Consulting and Services Agreement, an Exclusive Purchase Option Agreement and an Equity Pledge Agreements (collectively, the "Contractual Agreements"). We obtained control over our other consolidated VIEs through contractual arrangements, substantially the same as those described above. On April 20, 2017, the Contractual Agreements with Reemake Media and its shareholders through Beijing Jumei were terminated, and simultaneously Chengdu Jumei entered into Contractual Agreements with Reemake Media and its shareholders. No material terms or conditions of these agreements were changed or altered and there was no impact to our effective control over Reemake Media.

As a result of these contractual arrangements, we maintain the ability to exercise effective control over our consolidated VIEs and VIEs' subsidiaries, receive substantially all of the economic benefits and have an exclusive option to purchase all or part of the equity interests and assets in our consolidated VIEs and VIEs' subsidiaries when and to the extent permitted by PRC law at a minimum price. We conclude that we are the primary beneficiary of each of our consolidated VIEs and VIEs' subsidiaries. As such, we consolidated the financial results of the VIEs in our consolidated financial statements as required by SEC Regulation SX-3A-02 and ASC subtopic 810-10, Consolidation—Overall. We will reconsider the initial determination of whether a legal entity is a consolidated VIE upon the occurrence of certain events listed in ASC 810-10-35-4. We will also continuously reconsider whether we are the primary beneficiary of our VIEs as facts and circumstances change. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure."

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

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for share, per share and per ADS data)
Summary Consolidated Results of Operations:
Net revenues:
Merchandise sales	6,174,721	98.4	5,634,156	96.9	3,359,241	488,581	78.3
Services and others	102,462	1.6	182,676	3.1	929,627	135,210	21.7
Total net revenues	6,277,183	100.0	5,816,832	100.0	4,288,868	623,791	100.0
Cost of revenues	(4,524,897)	(72.1)	(4,527,284)	77.8	(3,198,195)	(465,158)	(74.6)
Gross profit	1,752,286	27.9	1,289,548	22.2	1,090,673	158,633	25.4
Operating expenses
Fulfillment expenses	(769,651)	(12.3)	(580,792)	(10.0)	(367,212)	(53,409)	(8.6)
Marketing expenses	(427,827)	(6.8)	(401,756)	(6.9)	(634,732)	(92,318)	(14.8)
Technology and content expenses	(216,310)	(3.4)	(200,342)	(3.4)	(198,408)	(28,857)	(4.6)
General and administrative expenses	(206,243)	(3.3)	(144,883)	(2.5)	(145,940)	(21,226)	(3.4)
Impairment of goodwill	—	—	—	—	(15,291)	(2,224)	(0.4)
Total operating expenses	(1,620,031)	(25.8)	(1,327,773)	(22.8)	(1,361,583)	(198,034)	(31.7)
Income/(loss) from operations	132,255	2.1	(38,225)	(0.7)	(270,910)	(39,401)	(6.3)
Other income/(expenses)
Interest income	85,597	1.4	65,515	1.1	94,043	13,678	2.2
Others, net	76,271	1.2	(45,393)	(0.8)	386, 635	56,235	9.0
Share of income/(loss) from equity method investment	2,452	0.0	4,903	0.1	(1)	(0)	(0.0)
Impairment of investment security, net of nil tax	(114,789)	(1.8)	—	—	(82,372)	(11, 981)	(1.9)
Income/(loss) before tax	181,786	2.9	(13,200)	(0.2)	127,395	18,531	3.0
Income tax expenses	(31,604)	(0.5)	(23,778)	(0.4)	(9,894)	(1,439)	(0.2)
Net income/(loss)	150,182	2.4	(36,978)	(0.6)	117,501	17,092	2.7
Net income attributable to non-controlling interests	(7,958)	(0.1)	—	—	(272)	(40)	(0.0)
Net income/(loss) attributable to Jumei's ordinary shareholders	142,224	2.3	(36,978)	(0.6)	117,229	17,052	2.7

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Net revenues. Our net revenues decreased by 26.3% from RMB5.8 billion in 2017 to RMB4.3 billion (US$623.8 million) in 2018, which included RMB3.4 billion (US$488.6 million) generated from merchandise sales and RMB929.6 million (US$135.2 million) generated from other services. The decrease of net revenue was primarily attributable to the decrease in active customers and the decrease in a total orders of our E-commerce business. The decrease in revenue from domestic merchandise was a result of decline in sales volume, mainly attributable to the fierce competition in China's online sales market. For our E-commerce business, the number of our active customers decreased from approximately 15.1 million in 2017 to approximately 10.7 million in 2018. The number of our total orders decreased from approximately 63.5 million in 2017 to approximately 38.0 million in 2018. Our revenues from services and others increased from RMB182.7 million in 2017 to RMB929.6 million (US$135.2 million) in 2018, which mainly attributed to the increase of revenue generated from power band sharing service.

Cost of revenues. Our cost of revenues decreased from RMB4.5 billion in 2017 to RMB3.2 billion (US$465.2 million) in 2018, which was in line with the decrease of net revenues.

Gross profit. Our gross profit decreased by 15.4% from RMB1.3 billion in 2017 to RMB1.1 billion (US$158.6 million) in 2018, and our gross profit as a percentage of net revenues increased from 22.2% to 25.4% during the same period. Our gross profit as a percentage of our net GMV increased from 19.5% in 2017 to 23.7% in 2018. The higher gross profit margin in 2018 is mainly attributed to our increase in other services, which include our marketplace service, power bank sharing service and film production.

Operating expenses. Our operating expenses increased from RMB1.3 billion in 2017 to RMB1.4 billion (US$198.0 million) in 2018. Our operating expenses as a percentage of our net GMV increased from 20.1% in 2017 to 29.6% in 2018.

•	Fulfillment expenses. Our fulfillment expenses decreased from RMB580.8 million in 2017 to RMB367.2 million (US$53.4 million) in 2018. The decrease was primarily attributable to the decrease in the number of orders fulfilled. The number of orders that we fulfilled decreased from approximately 52.8 million in 2017 to approximately 32.3 million in 2018. Our fulfillment expenses as a percentage of our net GMV decreased to 8.0% in 2018 from 8.8% in 2017.

In 2018, we offered free shipping for two items or above, or RMB299 or above order size. Although our shipping policies do not necessarily pass the full cost of shipping on to our customers, these policies improve customers' shopping experience and promote customer loyalty, which in turn help us acquire and retain customers. Shipping expenses amounted to RMB242.4 million in 2017 and RMB142.7 million (US$20.8 million) in 2018, primarily because of the decrease in expenses related to wrap pages and revolving materials, which is in line with the decline in sales volume of products.

•	Marketing expenses. Our marketing expenses increased from RMB401.8 million in 2017 to RMB634.7 million (US$92.3 million) in 2018. The increase was primarily attributable to the increase in our online advertising via advertising networks, video sharing websites, and social networking and microblogging sites, as well as sponsorship for online video shows. Our marketing expenses as a percentage of our net GMV increased from 6.1% in 2017 to 13.8% in 2018.

•	Technology and content expenses. Our technology and content expenses decreased from RMB200.3 million in 2017 to RMB198.4 million (US$28.9 million) in 2018. The decrease in our technology and content expenses was primarily attributable to the decrease of RMB8.5 million in server rental and bandwidth fees, and the decrease of RMB1.8 million in share-based compensation. Our technology and content expenses as a percentage of our net GMV increased from 3.0% in 2017 to 4.3% in 2018.

•	General and administrative expenses. Our general and administrative expenses increased from RMB144.9 million in 2017 to RMB145.9 million (US$21.2 million) in 2018, primarily due to the increase in professional consulting fee in related to certain legal cases, partially offset by the decrease in share-based compensation and rental expenses. Our general and administrative expenses as a percentage of our net GMV increased from 2.2% in 2017 to 3.2% in 2018.

Interest income. Our interest income increased from RMB65.5 million in 2017 to RMB94.0 million (US$13.7 million) in 2018 primarily due to an increase in the purchase of wealth management products.

Other income/expense. We had net other income of RMB386.6 million (US$56.2 million) in 2018 as compared to RMB45.4 million in 2017, primarily due to the gain of RMB324.0 million (US$47.1 million), net of tax, from the disposal of an investment and the fair value fluctuation of RMB46.6 million (US$6.8 million) in our investments. We had impairment loss of RMB82.4 million (US$12.0 million) in 2018.

Income tax expense. Our income tax expense decreased from RMB23.8 million in 2017 to RMB9.9 million (US$1.4 million) in 2018 primarily due to a decrease in our taxable income. Our effective tax rate increased from negative 180.1% in 2017 to 7% in 2018 due to a reversal of valuation allowance accrued in 2017 and withholding tax on disposal gain in 2018.

Net income. As a result of the foregoing, our net income was RMB117.5 million (US$17.1 million) in 2018, compared to net losses of RMB37.0 million in 2017.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Net revenues. Our net revenues decreased by 7.3% from RMB6.3 billion in 2016 to RMB5.8 billion in 2017, which included RMB5.6 billion generated from merchandise sales and RMB182.7 million generated from marketplace and other services. The decrease of net revenue was primarily attributable to the decrease in active customers. The decrease in revenue from domestic merchandise was the result of a decline in sales volume, mainly attributable to the fierce competition in China's online sales market. The number of our active customers decreased from approximately 15.4 million in 2016 to approximately 15.1 million in 2017. The number of our total orders increased from approximately 61.5 million in 2016 to approximately 63.5 million in 2017.

Cost of revenues. Our cost of revenues generally remained the same of RMB4.5 billion in 2016 as RMB4.5 billion in 2017, which was mainly due to the increase in sales tax under the regulation of import tax on consumer goods imported through cross-border e-commerce platforms.

Gross profit. Our gross profit decreased by 26.4% from RMB1.8 billion in 2016 to RMB1.3 billion in 2017, and our gross profit as a percentage of net revenues decreased from 27.9% to 22.2% during the same period. Our gross profit as a percentage of our net GMV decreased from 24.0% in 2016 to 19.5% in 2017. The lower gross profit margin in 2017 is mainly attributed to the change in PRC regulation of import tax on consumer goods imported through cross-border e-commerce platforms.

Operating expenses. Our operating expenses decreased from RMB1.6 billion in 2016 to RMB1.3 billion in 2017. Our operating expenses as a percentage of our net GMV decreased from 22.2% in 2016 to 20.1% in 2017.

•	Fulfillment expenses. Our fulfillment expenses decreased from RMB769.7 million in 2016 to RMB580.8 million in 2017. The decrease was primarily attributable to the decrease in the number of orders fulfilled. The number of orders that we fulfilled decreased from approximately 56.5 million in 2016 to approximately 52.8 million in 2017. Our fulfillment expenses as a percentage of our net GMV remained stable at 8.8% from 2016 to 2017. In particular, expenses related to wrap pages and revolving materials decreased mainly due to the decline in sales volume of baby and maternity products, which consume relatively higher levels of wrap page expenses.

In 2017, we offered free shipping for two items or above, or RMB299 or above order size. Although our shipping policies do not necessarily pass the full cost of shipping on to our customers, these policies improve customers' shopping experience and promote customer loyalty, which in turn help us acquire and retain customers. Shipping expenses amounted to RMB311.4 million in 2016 and RMB242.4 million in 2017, primarily because of a decrease in fulfilled orders generated by Jumei Global.

•	Marketing expenses. Our marketing expenses decreased from RMB427.8 million in 2016 to RMB401.8 million in 2017, which was primarily attributable to a decrease in the use of live streaming promotional videos and a decrease in traditional advertising. Our marketing expenses as a percentage of our net GMV slightly increased from 5.9% in 2016 to 6.1% in 2017.

•	Technology and content expenses. Our technology and content expenses decreased from RMB216.3 million in 2016 to RMB200.3 million in 2017. The decrease in our technology and content expenses was primarily attributable to the decrease of RMB26.5 million in server rental and bandwidth fees, and the decrease of RMB2.6 million in rental expenses. Our technology and content expenses as a percentage of our net GMV remained stable at 3.0% in 2017 compared with 2016.

•	General and administrative expenses. Our general and administrative expenses decreased from RMB206.2 million in 2016 to RMB144.9 million in 2017, primarily due to the decrease of RMB30.5 million in bad expenses and the decrease of RMB11.0 million in office expenses on general and administrative personnel. Our general and administrative personnel decreased from 467 in 2016 to 412 in 2017. Our general and administrative expenses as a percentage of our net GMV increased from 2.8% in 2016 to 2.2% in 2017.

Interest income. Our interest income decreased from RMB85.6 million in 2016 to RMB65.5 million in 2017 primarily due to a reduction in the purchase of wealth management products.

Other income/expense. We had net other expense of RMB45.4 million in 2017 as compared to RMB76.3 million of net other income we incurred in 2016, primarily due to an exchange loss of RMB87.8 million in 2017 and ADS reimbursement of RMB10.8 million recognized in 2017.

Income tax expense. Our income tax expense decreased from RMB31.6 million in 2016 to RMB23.8 million in 2017 primarily due to a decrease in our taxable income. Our effective tax rate decreased from 17.4% in 2016 to negative 180.1% in 2017 due to a reversal of valuation allowance accrued in 2017 as a result of the amount that the entities previously projected as a loss turning out to be a gain in 2017.

Net income. As a result of the foregoing, our net income decreased from RMB150.2 million in 2016 to net losses of RMB37.0 million in 2017.

B.	Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated by operating activities and the issuance of Class A ordinary shares in our initial public offering and our concurrent private placement in May 2014, as well as of preferred shares in private placements. As of December 31, 2018, our principal sources of liquidity was RMB2.3 billion (US$341.4 million) of cash, cash equivalents and short-term investments. Our cash and cash equivalents represent cash on hand, time deposits and highly liquid investments placed with banks or other financial institutions, which have original maturities of three months or less and are readily convertible to known amounts of cash. Short-term investments are comprised of the term deposits as well as highly liquid investments placed with banks with original maturities longer than three months but less than one year. We believe that our current cash and cash equivalents, short-term investments and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. We may, however, need additional capital in the future to fund our continued operations.

Although we consolidate the results of our consolidated VIEs, we only have access to the assets or earnings of our consolidated VIEs through our contractual arrangements with them. See "Item 4. Information on the Company—C. Organizational Structure." For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see "—Holding Company Structure."

As of December 31, 2018, our subsidiaries in China held cash and cash equivalents and short-term investments in the amount of RMB1.6 billion (US$229.7 million), and our consolidated VIEs and their subsidiaries held cash and cash equivalents and short-term investments in the amount of RMB85.7 million (US$12.5 million), which includes cash reserved to settle payables to our subsidiary in China. We would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiaries in China to our offshore subsidiaries. We do not intend to repatriate such funds in the foreseeable future, as we plan to use our existing cash balance in China for general corporate purposes.

The following table sets forth a summary of our cash flows for the periods indicated:

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by/(used in) operating activities	83,518	(440,495)	(19,868)	(2,888)
Net cash (used in)/provided by investing activities	(440,461)	(1,309,126)	907,359	131,970
Net cash provided by/(used in) financing activities	13,285	(91,248)	(400,970)	(58,319)
Effect of exchange rate changes on cash and cash equivalents	80,842	(59,455)	32,065	4,663
Net (decrease)/increase in cash and cash equivalents	(262,816)	(1,900,324)	518,586	75,426
Cash and cash equivalents at beginning of year	2,564,287	2,301,471	401,147	58,344
Cash and cash equivalents at end of year	2,301,471	401,147	919,733	133,770

Operating Activities

Net cash used in operating activities amounted to RMB19.9 million (US$2.9 million) in 2018, which was primarily attributable to a net income of RMB117.5 million (US$17.1 million), adjusted for non-cash items of RMB4.7 million (US$0.7 million) and a net decrease of RMB132.6 million (US$19.3 million) in change in working capital. The net decrease in change in working capital was primarily attributable to increases in prepayments of RMB184.8 million (US$26.9 million), accrued expense of RMB572.6 million (US$83.3 million) and purchase of operating equipment of RMB428.0 million (US$62.3 million), partially offset by decreases in accounts payable of RMB218.3 million (US$31.7 million) and inventories of RMB77.3 million (US$11.2 million).

Net cash used in operating activities amounted to RMB440.5 million in 2017, which was primarily attributable to a net loss of RMB37.0 million, adjusted for non-cash items of RMB204.0 million and a net decrease of RMB119.5 million in change in working capital. The net decrease in change in working capital was primarily attributable to increases in prepayments of RMB236.4 million and accrued expense of RMB171.2 million, respectively, partially offset by decreases in accounts payable of RMB66.2 million and inventories of RMB32.0 million.

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

Investing Activities

Net cash provided by investing activities amounted to RMB907.4 million (US$132.0 million) in 2018, which was primarily attributable to the maturity of RMB5.4 billion (US$780.3 million) of short-term investments, partially offset by our purchase of RMB4.8 billion (US$695.2 million) of short-term investments and RMB502.3 million (US$73.1 million) cash received from the disposal of a long-term investment.

Net cash used in investing activities amounted to RMB1.3 billion in 2017, which was primarily attributable to the maturity of RMB5.6 billion of our short-term investment, partially offset by our purchase of RMB4.3 billion of short-term investments.

Net cash used in investing activities amounted to RMB440.5 million in 2016, which was primarily attributable to the maturity of RMB3.1 billion of our short-term investment, partially offset by our purchase of RMB3.4 billion of short-term investments.

Financing Activities

Net cash used in financing activities amounted to RMB401.0 million (US$58.3 million) in 2018, which was primarily attributable to the RMB402.1 million (US$58.5 million) repurchase of ordinary shares.

Net cash used in financing activities amounted to RMB91.2 million in 2017, which was attributable to the RMB92.6 million purchase of redeemable non-controlling interests.

Net cash provided by financing activities amounted to RMB13.3 million in 2016, which was attributable to RMB2.4 million of proceeds from exercises of share options and RMB11.1 million of proceeds from bank loans which derived from a disposed subsidiary in South Korea.

Capital Expenditures

Our capital expenditures amounted to RMB130.2 million, RMB586.3 million and RMB574.9 million (US$83.6 million) in 2016, 2017 and 2018, respectively. Our capital expenditures have been principally used for purchasing operating equipment of our power bank sharing business, land use rights, renovation and purchase of equipment for new logistics centers and our leased office in Beijing, as well as purchases of equipment related to our research and development efforts. On January 29, 2016, we acquired land use rights with RMB84.1 million for 169,456 square meters of warehouse land in Suzhou. In 2017 and 2018, our investment on construction in process was RMB78.8 million and RMB47.7 million (US$6.9 million), respectively. We returned a part of that land to Suzhou Industrial Park Land and Resources Bureau for a total consideration of RMB53.3 million in February 2019. On March 8, 2018, we acquired land use rights with RMB83.7 million for 166,286 square meters of land in Tianjin, on which we are in the process of constructing a self-owned warehouse center.

Holding Company Structure

Jumei International Holding Limited is a holding company with no material operations of its own. We conduct our operations primarily through our wholly owned subsidiaries and our consolidated VIEs in China. As a result, our ability to pay dividends depends upon dividends paid by our wholly owned subsidiaries. If our wholly owned subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our wholly owned PRC subsidiaries and our consolidated affiliated entity is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, as of December 31, 2018, we had RMB44.2 million (US$6.4 million) in statutory reserves that are not distributable as cash dividends. We currently plan to reinvest all earnings from our PRC subsidiaries to their business developments and do not plan to request dividend distributions from them.

The exclusive consulting and services agreement entered into among Chengdu Jumei, Reemake Media and the shareholders of Reemake Media requires Reemake Media to pay service fees in Renminbi to Chengdu Jumei in the manner and amount set forth in such agreement. After paying the applicable withholding taxes and making appropriations for the statutory reserve, the remaining net profits of our PRC subsidiaries would be available for distribution to our offshore companies. As an offshore holding company of our PRC subsidiaries and consolidated VIEs, we may make loans to our PRC subsidiaries and consolidated VIEs. We may also finance our subsidiaries by means of capital contributions. See "Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business."

Furthermore, cash transfers from our PRC subsidiaries to our offshore companies are subject to PRC government control of currency conversion. For example, remittance of dividends by our PRC subsidiaries out of China is subject to examination by the banks designated by SAFE. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and our consolidated VIEs to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See "Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment."

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2016, 2017 and 2018 were increases of 2.1%, 1.6% and 1.9%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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

Technology and content development expenses consist primarily of payroll and related costs for employees involved in application development, category expansion, editorial content production on our internet platform and system support expenses, as well as server charges and costs associated with telecommunications. We incurred RMB216.3 million, RMB200.3 million and RMB198.4 million (US$28.9 million) in technology and content development expenses in 2016, 2017 and 2018, respectively.

Intellectual Property

We regard our trademarks, software copyrights, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark, copyright and trade secret protection laws in the PRC, as well as confidentiality procedures and contractual provisions with our employees, service providers, suppliers, third-party merchants and others to protect our proprietary rights. As of December 31, 2018, we owned 546 registered trademarks, copyrights to 72 software programs developed by us relating to various aspects of our operations, and 46 registered domain names, including jumei.com and jumeiglobal.com.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2018 to December 31, 2018 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

We lease our facilities and offices under non-cancellable operating lease agreements. The rental expenses were RMB95.7 million, RMB74.4 million and RMB68.8 million (US$10.0 million) during the years ended December 31, 2016, 2017 and 2018, respectively.

As of December 31, 2018, future minimum commitments under non-cancelable agreements were as follows:

RMB (in thousands)	Total	2019	2020	2021	2022	2023 and thereafter
Operating lease	89,509	45,400	29,011	15,098	-	-
Capital commitment	226,725	226,725

Capital commitments refer to the logistic warehouse construction in Tianjin under non-cancellable agreements. Other than those shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2018.

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

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. In April 2018, Mr. Yunsheng Zheng tendered his resignation as chief financial officer for personal reasons, effective on April 11, 2018. Our board of directors is actively searching for a new chief financial officer, and Mr. Leo Ou Chen will act as our chief financial officer in the interim.

Directors and Executive Officers	Age	Position/Title
Leo Ou Chen	36	Founder, Chairman of the Board of Directors, Chief Executive Officer and Acting Chief Financial Officer
Sean Shao	62	Independent director
Zhenquan Ren	44	Independent director
Mang Su	47	Independent director
Adam J. Zhao	51	Independent director
Huipu Liu	39	Senior Vice President

Mr. Leo Ou Chen is our founder and has served as our chairman and chief executive officer since our inception. Mr. Chen has also served as our acting chief financial officer since April 2018. Mr. Chen received an MBA degree from Stanford University in 2009, and a bachelor's degree in computer science from Nanyang Technological University in Singapore in 2005.

Mr. Sean Shao currently serves as (i) independent director and chairman of the audit committee of: 21Vianet Group, Inc., a carrier-neutral internet data center services provider listed on Nasdaq since August 2015; Jumei International Holding Ltd., an e-commerce company listed on NYSE since May 2014; LightInTheBox Holdings Co. Ltd., an e-commerce company listed on NYSE since June 2013; and UTStarcom Holdings Corp., a provider of broadband equipment and solutions listed on Nasdaq since October 2012, and (ii) independent director and chairman of the audit and compensation committees of China Biologic Products, Inc., a biopharmaceutical company listed on Nasdaq since July 2008. He will serve as independent director and chairman of the audit and compensation committees of Luckin Coffee Inc., a coffee retail company to be listed on Nasdaq, upon the effectiveness of its registration statement on Form F-1. He served as the chief financial officer and a board member of Trina Solar Limited from 2006 to 2008 and from 2015 to 2017, respectively. In addition, Mr. Shao served from 2004 to 2006 as the chief financial officer of ChinaEdu Corporation, an educational service provider, and of Watchdata Technologies Ltd., a Chinese security software company. Prior to that, Mr. Shao worked at Deloitte Touche Tohmatsu CPA Ltd. for approximately a decade. Mr. Shao received his master's degree in health care administration from the University of California at Los Angeles in 1988 and his bachelor's degree in art from East China Normal University in 1982. Mr. Shao is a member of the American Institute of Certified Public Accountants.

Mr. Zhenquan Ren has served as our independent director since April 2015. Mr. Ren is a founder of Star VC, a venture capital firm established in 2014. In 2013, Mr. Ren founded Beijing Hot and Spicy Investment Limited Company and established the "Hot and Spicy No.1" hotpot brand. In 2011, Mr. Ren established Ren Quan Studio, which has gone on to produce many well-known TV shows and films in China. Prior to that, Mr. Ren was an actor for Hua Yi Brothers. Mr. Ren graduated from the Shanghai Theatre Academy in 1997 and completed his EMBA at the Cheung Kong Graduate School of Business in 2013.

Ms. Mang Su has served as our independent director since April 2015. From 1994 to 2018, Ms. Su was the president of Trends Media Group, or Trends. Trends is a major magazine publisher in China with over 10 titles, including Cosmopolitan, Esquire, Harper's BAZAAR, Trendshome, and Trendshealth. Ms. Su joined Trends in 1994 where she was instrumental in launching and managing Trend's magazine portfolio. Ms. Su has accumulated extensive media management experience through a career that spans many years and includes a diverse number of roles in editorial, advertising, marketing and distribution positions. Ms. Su launched BAZAAR Charity Night in 2003. Ms. Su graduated from the China Conservatory of Music, and received her EMBA degree from Cheung Kong Graduate School of Business.

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

For the fiscal year ended December 31, 2018, we paid an aggregate of RMB1.1 million (US$0.2 million) in cash to our executive officers, and we paid an aggregate of RMB2.6 million (US$0.4 million) in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee's salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

The following table summarizes, as of March 31, 2019, the options and RSUs granted under our 2011 plan and 2014 plan to our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Huipu Liu	*	1.07692	February 23, 2012	February 28, 2022
	*	1.07692	September 23, 2012	September 30, 2022
	*	1.07692	May 1, 2013	April 30, 2023
	*	15.00	March 31, 2015	April 1, 2025

* Less than 1% of our total outstanding share capital.

As of March 31, 2019, other individuals as a group hold options to purchase a total of 1,726,851 Class A ordinary shares of our company, with exercise prices ranging from nil to US$15 per share, as well as 560,045 RSUs of our company.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer's employment without cause upon a three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three-month advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with his or her employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer's employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

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

2011 Global Share Plan

In March 2011, our board of directors approved the 2011 plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. On April 8, 2011, our board of directors approved that the maximum aggregate number of our ordinary shares which may be issued pursuant to all awards under the 2011 plan is 10,401,229 shares. As of March 31, 2019, options to purchase 685,577 ordinary shares have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

Award Agreement. Awards granted under the 2011 plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee's employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our employees, directors and consultants of our company. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies and subsidiaries.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the relevant award agreement. The vested portion of any option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is ten years from the date of a grant.

Transfer Restrictions. Awards may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution, except as otherwise provided by the plan administrator.

Termination and Amendment of the 2011 Plan. Unless terminated earlier, the 2011 plan has a term of ten years. Our board of directors has the authority to amend or terminate the plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed to by the recipient.

2014 Plan

We adopted the 2014 plan in April 2014. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 plan is 6,300,000 Class A ordinary shares initially. The number of shares reserved for future issuances under the 2014 plan will be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, or such lesser number of Class A ordinary shares as determined by our board of directors, on the first day of each calendar year during the term of the 2014 plan beginning in 2015. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 plan is 10,794,484 Class A ordinary shares as of March 31, 2019. As of March 31, 2019, options to purchase 1,437,232 ordinary shares are issued and outstanding and 560,045 RSUs have been granted and outstanding under the 2014 plan.

The following paragraphs summarize the terms of the 2014 plan.

Types of Awards. The 2014 plan permits the awards of options, restricted shares and RSUs.

Plan Administration. Our board or a committee of one or more members of our board duly authorized for the purpose of the 2014 plan can act as the plan administrator.

Award Agreement. Options, restricted shares or RSUs granted under the 2014 plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each grant.

Eligibility. We may grant awards to our employees, directors or consultants. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies and subsidiaries.

Acceleration of Awards upon Change in Control. If a change in control, liquidation or dissolution of our company occurs, the plan administrator may, in its sole discretion, provide for (i) all awards outstanding to terminate at a specific time in the future and give each participant the right to exercise the vested portion of such awards during a specific period of time; (ii) the purchase of any award for an amount of cash equal to the amount that could have been attained upon the exercise of such award; (iii) the replacement of such award with other rights or property selected by the plan administrator in its sole discretion; or (iv) payment of award in cash based on the value of ordinary shares on the date of the change-in-control transaction plus reasonable interest.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of any option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is the tenth anniversary after the date of a grant.

Exercise Price of Options. The exercise price in respect of any option shall be determined by the plan administrator and set forth in the award agreement which may be a fixed or variable price related to the fair market value of the shares. The exercise price per share, subject to an option, may be amended or adjusted in the absolute discretion of the plan administrator, the determination of which shall be final, binding and conclusive.

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

Our board of directors consists of five directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company shall declare the nature of his interest at a meeting of the directors. A general notice given to the directors by any director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to the rules of NYSE and disqualification by the chairman of the relevant board meeting, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. The board may exercise all the powers of our company to borrow money; mortgage its business, property and uncalled capital; and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. There is no age limit requirement for directors. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have three committees under the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. We have adopted a charter for each of the three committees, which charters are available on our investor relations website at http://ir.jumei.com/. Each committee's members and functions are described below.

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Sean Shao, Mr. Zhenquan Ren and Ms. Mang Su. Ms. Mang Su is the chairwoman of our nominating and corporate governance committee. Our board has determined that Mr. Sean Shao, Mr. Zhenquan Ren and Ms. Mang Su satisfy the "independence" requirements of Section 303A of the Corporate Governance Rules of the NYSE. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•	advising the board periodically with regards to significant developments in the law and practice of corporate governance, as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith, and with a view to our best interests. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care; and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time.

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of our board of directors. Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office by ordinary resolution of the shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; or (iii) without special leave of absence from the board of directors, is absent from meetings of the board of directors for three consecutive meetings and the board of directors resolves that his office be vacated.

D.	Employees

As of December 31, 2018, we had 3,005 full-time employees, compared with 2,913 and 2,886 employees as of December 31, 2016 and 2017, respectively. The following table sets forth the number of our full-time employees categorized by areas of operations as of December 31, 2018:

Function	Number of Employees
Products	97
Business development	1,493
Administration and management	197
Technology support	426
Logistics and delivery	537
Customer service	221
Marketing	34
Total	3,005

In addition to our full-time employees, we used 59 contract workers dispatched to us by staffing agencies as of December 31, 2018. These contract workers are primarily responsible for customer service, logistics and delivery services.

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

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2019 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 118,561,821 ordinary shares outstanding as of March 31, 2019, comprising of 67,669,623 Class A ordinary shares and 50,892,198 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned
	Class A ordinary Shares	Class B ordinary Shares	Total ordinary shares on an as-converted basis	Percentage of total ordinary shares on an as-converted basis	% of aggregate voting power †
Directors and Executive Officers:**
Leo Ou Chen (1)	—	50,892,198	50,892,198	42.9	88.3
Sean Shao (2)	—	—	—	—	—
Zhenquan Ren (3)	—	—	—	—	—
Mang Su (4)	—	—	—	—	—
Adam J. Zhao (5)	—	—	—	—	—
Huipu Liu	*	—	*	*	*
All Directors and Executive Officers as a Group	*	50,892,198	51,288,156	43.3	88.3
Principal Shareholders:
Super ROI Global Holding Limited (6)	—	50,892,198	50,892,198	42.9	88.3

*	Less than 1% of our total outstanding shares.

**	Except for Mr. Sean Shao, Mr. Zhenquan Ren, Ms. Mang Su and Mr. Adam J. Zhao, the business address for our directors and executive officers is 20th Floor, Tower B, Zhonghui Plaza, 11 Dongzhimen South Road, Dongcheng District, Beijing 100007, The People's Republic of China.

†	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)	Represents 50,892,198 Class B ordinary shares directly held by Super ROI Global Holding Limited, a British Virgin Islands company beneficially owned by Mr. Chen through a trust, as described in footnote (6) below.

(2)	The business address of Mr. Shao is 9H-7 Dongsanhuanzhonglu, Fortune Plaza, Tower A, Chao Yang District, Beijing, PRC 100020.

(3)	The business address of Mr. Zhenquan Ren is Room 1505, Building C, Jiaheliyuan, No. A 32 Xiaoyun Road, Chaoyang District, Beijing, PRC 100025.

(4)	The business address of Ms. Mang Su is 21/F, Trends Building, The Place, No. 9 Guanghua Road, Chaoyang District, Beijing, PRC 100020.

(5)	The business address of Mr. Adam J. Zhao is 11F, Mansion A, technology Fortune Center, 8#, Xueqing Road, Haidian District, Beijing.

(6)	Represents 50,892,198 Class B ordinary shares directly held by Super ROI Global Holding Limited, a British Virgin Islands company beneficially owned by Mr. Leo Ou Chen through a trust. The registered address of Super ROI Global Holding Limited is P.O. Box 3321, Drake Chambers, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of March 31, 2019, 100,628,746 of our Class A ordinary shares are held by three record holders in the United States, almost totally held by the depositary of our ADS program, the Bank of New York Mellon. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our Class A ordinary shares in the United States. As of March 31, 2019, none of our Class B ordinary shares are held by U.S. record holders.

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

As of March 31, 2019, Mr. Leo Ou Chen owned 88.3% of the total voting rights in our company. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

Please refer to "Item 6. Directors, Senior Management and Employees—E. Share Ownership."

B.	Related Party Transactions

Contractual Arrangements with Our Variable Interest Entities and Their Respective Shareholders

Due to PRC legal restrictions on foreign ownership and investment in value-added telecommunication service businesses, we conduct such activities through contractual arrangements with Reemake Media, a consolidated VIE of ours in China. Through Beijing Jumei, we obtained control over Reemake Media in April 2011 by entering into a series of contractual arrangements with Reemake Media and the shareholders of Reemake Media. The contractual arrangements, except for the exclusive consulting and services agreement, were subsequently amended and restated in January 2014. Reemake Media holds our ICP License as an internet information provider and operates our website. For a description of these contractual arrangements, see "Item 4. Information on the Company—C. Organizational Structure."

Employment Agreements and Indemnification Agreements

See "Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements."

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

Demand Registration Rights. At any time after November 18, 2014, holders of at least 10% of our outstanding registrable securities have the right to demand that we file a registration statement covering the registration of any registrable securities of such holders. We have the right to defer filing of a registration statement for a period of not more than 150 days after the receipt of the request of the initiating holders if our board of directors determines in good faith that filing of a registration will be materially detrimental to us and our shareholders, but we cannot exercise the deferral right more than once in any 12-month period, and cannot register any securities during such 12-month period. Further, if the registrable securities are offered by means of an underwriting and the underwriter advises us in writing that marketing factors require a limitation of the number of securities to be underwritten, a maximum of 70% of such registrable securities may be reduced as required by the underwriters and the number of the registrable securities will be allocated among the holders on a pro rata basis according to the number of registrable securities then outstanding held by each holder requesting registration, provided that in no event may any registrable securities be excluded from such underwriting unless all other securities are first excluded entirely. We are not obligated to effect more than two demand registrations.

Piggyback Registration Rights. If we propose to file a registration statement for a public offering of our securities, we must offer holders of our registrable securities an opportunity to include in the registration all or any part of their registrable securities. If the managing underwriters of any underwritten offering determine in good faith that marketing factors require a limitation of the number of shares to be underwritten, the managing underwriters may decide to exclude shares from the registration and the underwriting and to allocate the number of securities first, to us; second, to each of holders requesting for the inclusion of their registrable securities on a pro rata basis based on the total number of registrable securities held by each such holder; and third, to holders of other securities of our company, provided that (i) in no event may any registrable securities be excluded from such offering unless all other securities are first excluded; and (ii) in no event may the amount of securities of selling holders of registrable securities be reduced below 30% of the aggregate number of registrable securities requested to be included in such offering.

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

Share Incentive Plan

See "Item 6. Directors, Senior Management and Employees—B. Compensation—2011 Global Share Plan" and "Item 6. Directors, Senior Management and Employees—B. Compensation—2014 Plan."

Other Related Party Transactions

Venture capital fund. In 2016, 2017 and 2018, respectively, we had RMB1.6 million, RMB7.3 million and RMB5.2 million (US$0.8 million) of interest income of loans receivable from a venture capital fund, our equity method investee. In December 2018, we received repayment of RMB60 million loan receivable from the venture capital fund. We assessed the collectability of the remaining loan receivable of RMB13.3 million and related interest receivable of RMB14.4 milllion from the venture capital fund considering creditworthiness and financial conditions of the borrower, and concluded that the outstanding loan receivable and related interest receivable was not collectible. Accordingly, an impairment of RMB27.7 million was recognized in 2018. Same as the allowance for the loan receivable, we also evaluated the recoverability of the investment and concluded that the investment was not recoverable. Accordingly, an impairment of RMB34.2 million was recognized in 2018.

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

In December 2014, four putative shareholder class action lawsuits were filed in the United States District Courts for the Southern District of New York and the Eastern District of New York against our company, certain current and former officers and directors of our company, and underwriters in our initial public offering: Lu v. Jumei International Holding Limited et al., Civil Action No. 14 CV 9826 (S.D.N.Y.) (filed on December 11, 2014); Yim v. Jumei International Holding Limited et al., Civil Action No. 14 CV 7269 (E.D.N.Y.) (filed on December 12, 2014, voluntarily dismissed by plaintiffs on March 9, 2015); Yin v. Jumei International Holding Limited et al., Civil Action No. 14 CV 9957 (S.D.N.Y.) (filed on December 17, 2014); and Brock v. Jumei International Holding Limited et al., Civil Action No. 14 CV 9993 (S.D.N.Y.) (filed on December 18, 2014). The complaints in the above-mentioned putative shareholder class action lawsuits allege that our company's registration statement for our initial public offering and/or certain subsequent press releases, financial statements, and other disclosures made by our company contained material misstatements or omissions in violation of the federal securities laws. On March 9, 2015, the plaintiffs voluntarily dismissed without prejudice the putative class action originally filed in the District Court for the Eastern District of New York, Yim v. Jumei International Holding Limited et al. On June 22, 2015, the District Court for the Southern District of New York consolidated the remaining three putative class actions into one action, In re Jumei International Holding Limited Securities Litigation, Civil Action No. 14 CV 9826 (S.D.N.Y.), appointed a lead plaintiff and approved the lead plaintiff's selection of lead counsel. On October 16, 2015, the lead plaintiff filed — purportedly on behalf a class of persons who allegedly suffered damages as a result of their trading activities related to our ADSs between May 16, 2014 and November 19, 2014 — a Consolidated Amended Complaint, which advances similar allegations as the previously filed complaints, and alleges violations of Sections 11 and 15 of the Securities Act of 1933, 15 U.S.C. §§ 77k and 77o and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, 15 U.S.C. §§ 78(b) and 78t(a), and Rule 10b-5 promulgated thereunder, 17 C.F.R. § 240.10b-5. On March 22, 2016, we and the underwriters in our initial public offering filed a joint motion to dismiss the Consolidated Amended Complaint. On January 10, 2017, the court issued an opinion and order granting our and the underwriters' joint motion to dismiss the Consolidated Amended Complaint; on January 11, 2017, the court entered a judgment dismissing the case accordingly.

Dividend Policy

Our board of directors has discretion on whether to distribute dividends, subject to applicable laws. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See "Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Dividend Distribution."

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

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors, subject to the Companies Law and our articles of association. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business. Dividends received by each Class B ordinary share and Class A ordinary share in any dividend distribution shall be the same.

Voting Rights. On a show of hands, each shareholder is entitled to one vote, or on a poll, each holder of Class A ordinary shares is entitled to one vote, while each holder of Class B ordinary shares is entitled to ten votes, voting together as one class on all matters that require a shareholder's vote. Voting at any shareholders' meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one or more shareholders present in person or by proxy.

A quorum required for a meeting of shareholders consists of at least two holders of our shares being not less than an aggregate of fifty percent (50%) of all votes attached to all of our shares in issue and entitled to vote. Shareholders may be present in person or by proxy or, if the shareholder is a legal entity, by its duly authorized representative. Shareholders' meetings may be convened by the chairman or a majority of our board of directors on its own initiative or upon a request to the directors by shareholders holding no less than one-third of our voting share capital. Advance notice of at least ten days is required for the convening of our annual general shareholders' meeting and any other general shareholders' meeting.

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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

Redemption, Repurchase and Surrender of Ordinary Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares; provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company's profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law, no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

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

In May 2017, we entered into a purchase agreement and acquired a majority interest in Shenzhen Jiedian Technology Co., Ltd., or Jiedian, for cash consideration of RMB300 million. Subsequently we acquired additional equity interests in Jiedian from the non-controlling interest holders of Jiedian for a total cash consideration of RMB92.6 million. As a result, we held 82.07% equity interest of Jiedian as of March 31, 2019.

In June 2017, we entered into definitive agreements to invest an aggregate of RMB84 million in the production of a television drama series titled, "Here to Heart."

In May 2018, we entered into a definitive agreement to sell a certain number of ordinary shares of BabyTree Group, representing 4.0% of the total issued and outstanding share capital of BabyTree Group immediately after the sale, to a third-party investor for an aggregate consideration of approximately US$86.5 million.

In October 2018, we entered into non-cancellable agreements to construct a logistic warehouse in Tianjin for a consideration of approximately RMB281.1 million.

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People's Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with "de facto management body" within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term "de facto management body" as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation's general position on how the "de facto management body" text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its "de facto management body" in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise's financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise's primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

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

If the PRC tax authorities determine that Jumei International Holding Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20%, unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of Jumei International Holding Limited would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Jumei International Holding Limited is treated as a PRC resident enterprise.

Provided that (i) our Cayman Islands holding company, Jumei International Holding Limited, is not deemed to be a PRC resident enterprise and (ii) holders of our ADSs and ordinary shares who are not PRC residents purchase and sell our ADSs and ordinary shares through a publicly traded stock market under the SAT Circular 7, which was issued by the State of Administration on February 3, 2015, such holders will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs.

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that holds our ADSs as "capital assets" (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing United States federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the "IRS"), with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not discuss all aspects of United States federal income taxation that may be important to particular holders in light of their individual investment circumstances, including holders subject to special tax rules (including for example, banks or other financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, cooperatives, pension plans, partnerships and their partners, traders in securities that elect mark-to-market treatment, tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our stock (by vote or value), holders who acquired their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation, holders that hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes, holders required to accelerate the recognition of any item of gross income with respect to our ADSs or Class A ordinary shares as a result of such income being recognized on an applicable financial statement or holders that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those discussed below). This discussion, moreover, does not address any non-income tax (such as the U.S. federal estate and gift tax) or alternative minimum tax consequences of the ownership and disposition of our ADSs or Class A ordinary shares or the Medicare tax. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations with respect to the ownership and disposition of our ADSs or Class A ordinary shares.

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

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a PFIC for United States federal income tax purposes if, for any taxable year, either (i) 75% or more of its gross income for such year consists of certain types of "passive" income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company's goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Because we currently hold, and expect to continue to hold, a substantial amount of cash, cash equivalents, investments that produce passive income, and other passive assets, and because the fair market value of our assets is determined in part by reference to the market price of our ADSs and Class A ordinary shares, we believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2018, and unless the market price of our ADSs and Class A ordinary shares substantially increases or the proportion of our assets producing passive income substantially decreases, we will very likely be a PFIC for our current taxable year ending December 31, 2019. If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or Class A ordinary shares. Because of the uncertainties in the application of the relevant rules and because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current or any future taxable year. Our special U.S. counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with respect to our expectations regarding our PFIC status.

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

Passive Foreign Investment Company Rules

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2018, and we will very likely be classified as a PFIC for our current taxable year ending December 31, 2019. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder's holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or Class A ordinary shares. Under the PFIC rules:

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

As an alternative to the foregoing rules, a U.S. Holder of "marketable stock" in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded on a qualified exchange. Our ADSs (but not our Class A ordinary shares) are listed on the NYSE, which is a qualified exchange for these purposes. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs; and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder's adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

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

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China's political and economic conditions and by China's foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably, including depreciation in 2016. Since October 1, 2016, the RMB has joined the International Monetary Fund (IMF)'s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In 2018, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows from China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

We are not currently subject to any significant direct foreign exchange risk and accordingly, we have not hedged exposures denominated in foreign currencies, nor do we have any other derivative financial instruments outstanding. Based on the amount of our cash and cash equivalents and short-term investments on hand as of December 31, 2018, a 1.0% change in the exchange rate between the RMB and the U.S. dollar would result in an increase or decrease of RMB20.9 million to our cash and cash equivalents and short-term investments.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We generated interest income of RMB85.6 million, RMB65.5 million and RMB94.0 million (US$13.7 million) in 2016, 2017 and 2018, respectively. Interest-earning instruments carry a degree of interest rate risk. We had cash and cash equivalents and short-term investments of RMB2.3 billion (US$341.4 million) as of December 31, 2018. Assuming such amount of cash and cash equivalents and short-term investments are held entirely in interest-bearing bank deposits, a hypothetical one percentage point (100 basis-point) decrease in interest rates would decrease our interest income from these interest-bearing bank deposits for one year by approximately RMB23.5 million.

We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Item 12.	Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$0.05 (or less) per ADSs per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) converting foreign currency to U.S. dollars

Persons depositing or withdrawing shares or ADS holders must pay:	For:
Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

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

Fees and Other Payments Made by the Depositary to Us

From time to time, the depositary may make payments to us to reimburse and/or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In 2018, we received approximately US$1.3 million reimbursement from the depository for our expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

See "Item 10. Additional Information—B. Memorandum and Articles of Association" for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following "Use of Proceeds" information relates to the registration statement on Form F-1 (File No. 333-195229), as amended, including the prospectus contained therein, together with the post-effective registration statement on Form F-1 (File No. 333-196001) to register additional securities that became effective immediately upon filing, in relation to our initial public offering of 11,140,000 ADSs representing 11,140,000 of our Class A ordinary shares, which closed in May 2014, and the underwriters' exercise of their option to purchase from us an additional 1,583,854 ADSs representing 1,583,854 Class A ordinary shares, at an initial offering price of US$22.00 per ADS, which closed in June 2014. Goldman Sachs (Asia) L.L.C. and Credit Suisse Securities (USA) LLC were the representatives of the underwriters for our initial public offering.

We received net proceeds of approximately US$256.2 million from our initial public offering. Our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs in our initial public offering totaled US$23.7 million, which included US$19.6 million for underwriting discounts and commissions and US$4.1 million for other expenses.

We have invested approximately RMB363.0 million (US$52.8 million) of the net proceeds from our initial public offering in short-term investments, which include time deposits as well as highly liquid investments placed with banks with original maturities longer than three months but within one year, and we have used approximately RMB1.2 billion (US$174.5 million) of net proceeds for our general corporate purposes, primarily including working capital needs in relation to purchasing goods from suppliers.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and acting chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, 2018, the end of the period covered by this annual report.

Based upon that evaluation, our management has concluded that, as of December 31, 2018, our disclosure controls and procedures were not effective, due to the material weakness in our internal controls, as discussed below, to ensure that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the Securities Exchange Commission's rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officers and acting chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management, including our chief executive officer and acting chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2018 using the criteria set forth in the report "Internal Control—Integrated Framework (2013)" published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO).

Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2018 due to the existence of a material weakness. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected on a timely basis.

The material weakness that has been identified related to deficiency in operating effectiveness in the Company’s financial reporting department in obtaining sufficient information on a timely basis to assess and account for legal contingencies in accordance with ASC 450-20 Loss Contingencies.

Remediation Measures to Address the Material Weakness Identified

In light of the material weakness abovementioned, we subsequently involved internal and external resources to perform additional procedures to assess the impact of the contingencies, and recorded adjustments in accordance with the external legal assessment results to correct the misstatements.

To remediate the material weakness in the internal control relating to contingencies, we have started to take actions and intend to take these further actions in the remainder of 2019:

•	Timely engagement of competent external legal counsel to provide legal opinions on significant lawsuits filed;

•	Providing training to the accounting and reporting department, as well as internal legal counsel, on US GAAP knowledge and requirements over the assessment of loss contingency under ASC 450-20;

•	Assessing the progress made on legal contingencies in a timely manner by formalizing a litigation inventory and tracking process and report on a quarterly basis prepared by the internal legal counsel and reviewed by the senior management;

•	Improving timely communication between the internal legal counsel, external legal counsel, senior management, and the accounting and reporting team to perform appropriate assessment of the financial statement impact from the existing and potential legal cases;

•	Establishing effective monitoring and oversight controls over the commitment and contingency process to ensure internal controls over the analysis and accounting for material litigation transactions are operating as designed; and

•	Strengthening internal audit function to timely detect and prevent control deficiencies over the commitment and contingency process.

Attestation Report of the Registered Public Accounting Firm

Ernst & Young Hua Ming LLP, our independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2018 and expressed an adverse opinion thereon, as stated in its report, which appears on page F-3 of this annual report.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no other changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 16

Item 16A.	Audit Committee Financial Expert

Our board of directors has determined that Mr. Sean Shao, an independent director (under the standards set forth in Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Exchange Act) and member of our audit committee, qualifies as an audit committee financial expert.

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

The following table sets forth the aggregate fees of the category specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, our independent registered public accounting firm, for the years ended December 31, 2017 and 2018. We did not pay any other fees to our auditors during the periods indicated below.

		2017		2018
Audit Fees(1)	RMB	7,000,000	RMB	8,800,000
Tax Fees(2)		—	RMB	100,000
All other Fees(3)		—	RMB	838,000

(1)	"Audit fees" represent the aggregate fees for professional services rendered by our principal auditor for the audit of our annual consolidated financial statements.
(2)	"Tax fees" represent the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditor.
(3)	"All other fees" means the aggregate fees billed in 2018 for professional services rendered by our principal auditors other than the professional services reported under “Audit fees” and “Tax fees”. In 2018, the professional services were related to permissible advisory services rendered by our principal auditor.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Ernst & Young Hua Ming LLP, including audit services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In April 2018, our board of directors approved a share repurchase program, whereby we are authorized to repurchase our ordinary shares with an aggregate value of up to US$100 million for a period through the end of April 2019. The share repurchase program was publicly announced on April 30, 2018. The table below sets forth a summary of the ordinary shares repurchased by us as of December 31, 2018.

Period	Total Number of Ordinary Shares Purchased	Average Price Paid Per Share (US$)	Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plan	Approximate Dollar Value of Ordinary Shares that May Yet Be Purchased Under the Plan (US$)
May 2018	1,104,076	2.53	1,104,076	97,204,376
June 2018	9,165,907	2.70	9,165,907	72,427,913
July 2018	-	-	-	-
August 2018	802,195	1.95	802,195	70,864,090
September 2018	4,659,017	2.07	4,659,017	61,217,509
October 2018	4,479,786	1.96	4,479,786	52,453,684
November 2018(1)	3,300,994	2.12	3,300,994	45,457,213
December 2018	2,519,354	2.08	2,519,354	40,206,951
Total	26,031,329	2.30	26,031,329	40,206,951

(1)	On November 2, 2018, we entered into a restricted share repurchase agreement with certain employee and repurchased 29,107 restricted shares of the Company for a total consideration of US$60,542.56.

Item 16F.	Change in Registrant's Certifying Accountant

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

During the fiscal years ended December 31, 2015 and 2016 and the subsequent interim period through September 26, 2017, there have been no (i) disagreements between us and PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PwC would have caused them to make reference thereto in their reports on the consolidated financial statements for such years, or (ii) reportable events as defined in Form 20-F Item 16F (a)(1)(v) other than the material weakness reported in our 2015 annual report on Form 20-F filed with the U.S. Securities and Exchange of Commission on April 29, 2016. Specifically, the material weaknesses identified as of December 31, 2015 were as follows:

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

We provided PwC with a copy of the disclosures under this Item 16F and requested from PwC a letter addressed to the Securities and Exchange Commission indicating whether it agrees with such disclosures. A copy of PwC's letter dated April 30, 2019 is attached as Exhibit 16.1.

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

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Currently, we do not plan to rely on home country exemption for corporate governance matters. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our American Depositary Shares—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies."

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The consolidated financial statements of Jumei International Holding Limited are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Description
1.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).
2.1	Registrant's Specimen American Depositary Receipt (included in Exhibit 2.3 hereto, which is incorporated by reference to Exhibit 4.3 of our Registration Statement on Form S-8 (File No. 333-197313) filed with the SEC on July 9, 2014).
2.2	Registrant's Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).
2.3	Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts, dated May 15, 2014 (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form S-8 (File No. 333-197313) filed with the SEC on July 9, 2014).
2.4	Shareholders Agreement between the Registrant and other parties therein dated November 18, 2011 (incorporated by reference to Exhibit 4.4 of our Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).
2.5	Amendment to Shareholders Agreement between the Registrant and other parties therein dated February 28, 2014 (incorporated by reference to Exhibit 4.5 of our Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).
4.1	2011 Global Share Plan (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).
4.2	2014 Share Incentive Plan (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).
4.3	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).
4.4	Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).
4.5	English translation of the Equity Pledge Agreement between Tianjin Jumeiyoupin Technology Co., Ltd. (formerly Tianjin Venus Technology Co., Ltd.), Tianjin Yingxun Technology Co., Ltd. and Mr. Leo Ou Chen dated August 20, 2014 (incorporated by reference to Exhibit 4.13 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on April 29, 2015).

Exhibit Number	Description
4.6	English translation of the Equity Pledge Agreement between Tianjin Jumeiyoupin Technology Co., Ltd. (formerly Tianjin Venus Technology Co., Ltd.), Tianjin Yingxun Technology Co., Ltd. and Mr. Yusen Dai dated August 20, 2014 (incorporated by reference to Exhibit 4.14 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on April 29, 2015).
4.7	English translation of the Exclusive Purchase Option Agreement between Tianjin Jumeiyoupin Technology Co., Ltd. (formerly Tianjin Venus Technology Co., Ltd.), Tianjin Yingxun Technology Co., Ltd. and the shareholders of Tianjin Yingxun Technology Co., Ltd. dated August 20, 2014 (incorporated by reference to Exhibit 4.15 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on April 29, 2015).
4.8	English translation of the Shareholders' Voting Rights Agreement between Tianjin Jumeiyoupin Technology Co., Ltd. (formerly Tianjin Venus Technology Co., Ltd.), Tianjin Yingxun Technology Co., Ltd. and the shareholders of Tianjin Yingxun Technology Co., Ltd. dated August 20, 2014 (incorporated by reference to Exhibit 4.16 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on April 29, 2015).
4.9	English translation of the Exclusive Consulting and Services Agreement between Tianjin Jumeiyoupin Technology Co., Ltd. (formerly Tianjin Venus Technology Co., Ltd.) and Tianjin Yingxun Technology Co., Ltd. dated August 20, 2014 (incorporated by reference to Exhibit 4.17 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on April 29, 2015).
4.10	English translation of the Powers of Attorney dated August 20, 2014 granted to Mr. Leo Ou Chen by each of the shareholders of Tianjin Yingxun Technology Co., Ltd. (incorporated by reference to Exhibit 4.18 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on April 29, 2015)
4.11	English translation of the Transfer Agreement of State-owned Construction Land Use Right (Land Registered No. 43621) dated January 29, 2016 between Suzhou Industrial Park Land and Resources Bureau and Suzhou Jumeiyoupin Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.19 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on April 29, 2016)
4.12	English translation of the Transfer Agreement of State-owned Construction Land Use Right (Land Registered No. 43622) dated January 29, 2016 between Suzhou Industrial Park Land and Resources Bureau and Suzhou Jumeiyoupin Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.20 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on April 29, 2016)
4.13	English translation of the Loan Agreement dated July 20, 2015 among Reemake Media Co., Ltd., Beijing Zhongming Century Technology Co., Ltd. and other parties thereto (incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on April 29, 2016)
4.14	English translation of the Supplemental Agreement to Loan Agreement dated March 16, 2016 among Reemake Media Co., Ltd., Beijing Zhongming Century Technology Co., Ltd. and other parties thereto (incorporated by reference to Exhibit 4.22 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on April 29, 2016)
4.15	English translation of the Capital Increase Agreement dated September 8, 2016 among Reemake Media Co., Ltd., Beijing Zhongming Century Technology Co., Ltd. and other parties thereto (incorporated by reference to Exhibit 4.23 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on May 1, 2017)
4.16	English translation of the Capital Increase Agreement dated September 8, 2016 among Reemake Media Co., Ltd., Beijing BabyTree Marketing Consulting Co., Ltd. and other parties thereto (incorporated by reference to Exhibit 4.24 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on May 1, 2017)
4.17	English translation of the Termination Agreement dated April 20, 2017 among Leo Ou Chen, Yusen Dai, Hui Liu, Reemake Media Co., Ltd. and Beijing Silvia Technology Service Co., Ltd. (incorporated by reference to Exhibit 4.25 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on May 1, 2017)

Exhibit Number	Description
4.18	English translation of the Equity Pledge Termination Agreement dated April 20, 2017 among Leo Ou Chen, Reemake Media Co., Ltd. and Beijing Silvia Technology Service Co., Ltd. (incorporated by reference to Exhibit 4.26 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on May 1, 2017)
4.19	English translation of the Equity Pledge Termination Agreement dated April 20, 2017 among Yusen Dai, Reemake Media Co., Ltd. and Beijing Silvia Technology Service Co., Ltd. (incorporated by reference to Exhibit 4.27 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on May 1, 2017)
4.20	English translation of the Equity Pledge Termination Agreement dated April 20, 2017 among Hui Liu, Reemake Media Co., Ltd. and Beijing Silvia Technology Service Co., Ltd. (incorporated by reference to Exhibit 4.28 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on May 1, 2017)
4.21	English translation of the Exclusive Purchase Option Agreement dated April 20, 2017 among Leo Ou Chen, Yusen Dai, Hui Liu, Reemake Media Co., Ltd. and Chengdu Jumeiyoupin Science and Technology Co., Ltd. (incorporated by reference to Exhibit 4.29 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on May 1, 2017)
4.22	English translation of the Shareholders' Voting Rights Agreement dated April 20, 2017 among Leo Ou Chen, Yusen Dai, Hui Liu, Reemake Media Co., Ltd. and Chengdu Jumeiyoupin Science and Technology Co., Ltd. (incorporated by reference to Exhibit 4.30 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on May 1, 2017)
4.23	English translation of the Power of Attorney dated April 20, 2017 granted to Leo Ou Chen by each shareholder of Reemake Media Co, Ltd. (incorporated by reference to Exhibit 4.31 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on May 1, 2017)
4.24	English translation of the Equity Pledge Agreement dated April 20, 2017 among Leo Ou Chen, Yusen Dai, Hui Liu, Reemake Media Co., Ltd. and Chengdu Jumeiyoupin Science and Technology Co., Ltd. (incorporated by reference to Exhibit 4.32 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on May 1, 2017)
4.25	English translation of the Letter of Undertakings dated April 20, 2017 by each shareholder of Reemake Media Co., Ltd. (incorporated by reference to Exhibit 4.33 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on May 1, 2017)
4.26	English translation of the Exclusive Consulting and Service Agreement dated April 20, 2017 between Reemake Media Co., Ltd. and Chengdu Jumeiyoupin Science and Technology Co., Ltd. (incorporated by reference to Exhibit 4.34 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on May 1, 2017)
4.27	English translation of the Exclusive Purchase Option Agreement dated July 1, 2016 among Leo Ou Chen, Chengdu Li'ao Culture Communication Co., Ltd. and Tianjin Cyril Information and Technology Co., Ltd. (incorporated by reference to Exhibit 4.35 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on May 1, 2017)
4.28	English translation of the Shareholder's Voting Rights Agreement dated July 1, 2016 among Leo Ou Chen, Chengdu Li'ao Culture Communication Co., Ltd. and Tianjin Cyril Information and Technology Co., Ltd. (incorporated by reference to Exhibit 4.36 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on May 1, 2017)
4.29	English translation of the Power of Attorney dated July 1, 2016 from Leo Ou Chen to Yusen Dai (incorporated by reference to Exhibit 4.37 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on May 1, 2017)
4.30	English translation of the Equity Pledge Agreement dated July 1, 2016 among Leo Ou Chen, Chengdu Li'ao Culture Communication Co., Ltd. and Tianjin Cyril Information and Technology Co., Ltd. (incorporated by reference to Exhibit 4.38 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on May 1, 2017)
4.31	English translation of the Letter of Undertakings dated July 1, 2016 by Leo Ou Chen (incorporated by reference to Exhibit 4.39 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on May 1, 2017)
4.32	English translation of the Exclusive Consulting and Service Agreement dated July 1, 2016 between Chengdu Li'ao Culture Communication Co., Ltd. and Tianjin Cyril Information and Technology Co., Ltd. (incorporated by reference to Exhibit 4.40 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on May 1, 2017)

Exhibit Number	Description
4.33

English translation of the Joint Production Agreement of Television Drama Series "Here to Heart" dated July 28, 2017 between Jumei Film Media Wuxi Co., Ltd. and Khorgos Guanda Media Co., Ltd., and its supplementary agreements (incorporated by reference to Exhibit 4.41 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on April 30, 2018)

4.34

English translation of the Capital Increase Agreement in relation to Shenzhen Jiedian Technology Co., Ltd. dated May 3, 2017 by and among Tianjin Cyril Information Technology Co., Ltd., Chengdu Jumeiyoupin Science and Technology Co., Ltd., Shenzhen Jiedian Technology Co. and other parties thereto (incorporated by reference to Exhibit 4.42 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on April 30, 2018)

4.35

English translation of the Equity Purchase Agreement dated September 29, 2017 by and among Tianjin Shunshitongda Technology Co., Ltd., Tianjin Cyril Information Technology Co., Chengdu Jumeiyoupin Science and Technology Co., Ltd., and Hunan Ocean Wing E-commerce Co., Ltd. (incorporated by reference to Exhibit 4.43 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on April 30, 2018)

4.36

English translation of the Agreement Regarding Transfer of Agreement for the Equity Purchase Agreement dated July 4, 2017 by and among Tianjin Cyril Information Technology Co., Tianjin Shunshitongda Technology Co., Ltd., and Shenzhen Jiedian Technology Co., Ltd. (incorporated by reference to Exhibit 4.44 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on April 30, 2018)

4.37

English translation of the Novation Agreement Regarding Capital Increase Agreement in Shenzhen Jiedian Technology Co., Ltd. dated June 2, 2017 by and among Tinajin Cyril Information Technology Co., Tianjin Shunshitongda Technology Co., Ltd., and Hunan Ocean Wing E-commerce Co., Ltd. (incorporated by reference to Exhibit 4.45 from our annual report on Form 20-F (File No. 001-36442), filed with the Commission on April 30, 2018)

4.38*	Share Transfer Agreement dated May 28, 2018 by and between Jumei International Holding Limited and Taobao China Holding Limited
4.39*	English translation of Tianjin Construction Engineering Construction Contract dated by and between Tianjin Dairui Technology Co., Ltd. and Zhejiang Dajing Construction Group Co., Ltd.
8.1*	List of Principal Subsidiaries and Consolidated Variable Interest Entities of the Registrant.
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).
12.1*	Certificate of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certificate of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certificate of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certificate of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Ernst & Young Hua Ming LLP, an independent registered public accounting firm.
15.2*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm.
15.3*	Consent of Fangda Partners.
15.4*	Consent of Maples and Calder (Hong Kong) LLP
16.1*	Letter from PricewaterhouseCoopers Zhong Tian LLP to the Securities and Exchange Commission
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Jumei International Holding Limited

	By:	/s/ Leo Ou Chen
	Name:	Leo Ou Chen
	Title:	Chairman and Chief Executive Officer

April 30, 2019

JUMEI INTERNATIONAL HOLDING LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Jumei International Holding Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Jumei International Holding Limited (the “Company”) as of December 31, 2017 and 2018, the related consolidated statements of comprehensive income/(loss), shareholders' equity and cash flows for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2017 and 2018, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 30, 2019 expressed an adverse opinion thereon.

Adoption of New Accounting Standards

As discussed in Note 2(u) and Note 2(k) to the consolidated financial statements, the Company changed its method for accounting for revenue from contracts with customers using a modified retrospective approach and its method for accounting for the recognition, measurement, presentation and disclosure of certain equity securities in the year ended December 31, 2018.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2017.

Beijing, the People’s Republic of China

April 30, 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Jumei International Holding Limited

Opinion on Internal Control over Financial Reporting

We have audited Jumei International Holding Limited’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, Jumei International Holding Limited (the “Company”) has not maintained effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment: deficiency in operating effectiveness in the Company’s financial reporting department in obtaining sufficient information on a timely basis to assess and account for legal contingencies in accordance with Accounting Standards Codification 450-20 Loss Contingencies.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2017 and 2018, and the related consolidated statements of comprehensive income/(loss), shareholders' equity and cash flows for each of the two years in the period ended December 31, 2018, and the related notes of the Company (collectively referred to as the “consolidated financial statements”). This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2018 consolidated financial statements, and this report does not affect our report dated April 30, 2019, which expressed an unqualified opinion thereon.

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

April 30, 2019

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Jumei International Holding Limited:

In our opinion, the consolidated statements of comprehensive income, of shareholders’ equity and of cash flows for the year ended December 31, 2016 present fairly, in all material respects, the results of operations and cash flows of Jumei International Holding Limited and its subsidiaries, variable interest entities ("VIEs") and VIEs' subsidiaries (collectively, the "Group") for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 28, 2017

JUMEI INTERNATIONAL HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data and per share data)

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	401,147	919,733	133,770
Short-term investments	1,972,277	1,427,346	207,599
Loans receivable, net	73,330	4,000	582
Accounts receivable, net	22,334	25,849	3,760
Inventories	603,091	503,303	73,202
Advances to suppliers	19,173	23,795	3,461
Prepayments and other current assets	294,695	476,140	69,252
Total current assets	3,386,047	3,380,166	491,626

Non-current assets:
Long-term investments	643,524	575,046	83,637
Property, equipment and software, net	516,582	709,777	103,233
Construction in process	4,229	19,681	2,862
Land use rights, net	80,846	164,657	23,948
Intangible assets, net	26,630	17,053	2,480
Goodwill	120,510	105,219	15,303
Film production	69,238	275	40
Deferred tax assets	5,587	59,602	8,669
Other non-current assets	114,040	110,729	16,105
Total non-current assets	1,581,186	1,762,039	256,277
Total assets	4,967,233	5,142,205	747,903

Current liabilities (including amounts of the consolidated variable interest entities (VIEs) without recourse to the primary beneficiaries of RMB114,550 and RMB126,154 as of December 31, 2017 and 2018, respectively. Note 1)
Accounts payable	578,881	379,022	55,126
Advances from customers	50,061	36,914	5,369
Tax payable	49,819	90,136	13,110
Accrued expenses and other current liabilities	343,238	879,937	127,983
Total current liabilities	1,021,999	1,386,009	201,588

Non-current liabilities:
Other non-current liabilities	3,311	7,164	1,042
Deferred tax liabilities	-	11,261	1,638
Total non-current liabilities	3,311	18,425	2,680
Total liabilities	1,025,310	1,404,434	204,268
Commitments and contingencies (Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

JUMEI INTERNATIONAL HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data and per share data)

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
Mezzanine Equity:
Redeemable non-controlling interests	66,696	66,638	9,692
Total mezzanine Equity	66,696	66,638	9,692

Shareholders’ equity:
Ordinary shares (US$0.00025 par value, 1,000,000,000 shares authorized (including 840,000,000 Class A, 60,000,000 Class B and 100,000,000 discretionary) as of December 31, 2017 and 2018; 94,628,746 Class A ordinary shares issued and 92,992,483 outstanding, 56,892,198 Class B ordinary shares issued and outstanding as of December 31, 2017; 100,628,746 Class A ordinary shares issued and 73,187,255 outstanding, 50,892,198 Class B ordinary shares issued and outstanding as of December 31, 2018)	244	244	35
Additional paid-in capital	2,953,009	2,967,390	431,589
Statutory reserves	42,573	44,236	6,434
Treasury stock	-	(402,133)	(58,488)
Retained earnings	740,180	872,345	126,877
Accumulated other comprehensive income	139,221	189,051	27,496
Total shareholders’ equity	3,875,227	3,671,133	533,943
Total liabilities, mezzanine equity and shareholders’ equity	4,967,233	5,142,205	747,903

The accompanying notes are an integral part of these consolidated financial statements.

JUMEI INTERNATIONAL HOLDING LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(in thousands, except share, per share and per ADS data)

	For the Year Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Net revenues:
Merchandise sales	6,174,721	5,634,156	3,359,241	488,581
Services and others	102,462	182,676	929,627	135,210
Total net revenues	6,277,183	5,816,832	4,288,868	623,791
Cost of revenues	(4,524,897)	(4,527,284)	(3,198,195)	(465,158)
Gross profit	1,752,286	1,289,548	1,090,673	158,633
Operating expenses:
Fulfillment expenses	(769,651)	(580,792)	(367,212)	(53,409)
Marketing expenses	(427,827)	(401,756)	(634,732)	(92,318)
Technology and content expenses	(216,310)	(200,342)	(198,408)	(28,857)
General and administrative expenses	(206,243)	(144,883)	(145,940)	(21,226)
Impairment of goodwill	-	-	(15,291)	(2,224)
Total operating expenses	(1,620,031)	(1,327,773)	(1,361,583)	(198,034)
Income/(loss) from operations	132,255	(38,225)	(270,910)	(39,401)
Other income/(expenses):
Interest income	85,597	65,515	94,043	13,678
Others, net	76,271	(45,393)	386,635	56,235
Share of income/(loss) from equity method investments	2,452	4,903	(1)	(0)
Impairment of investments, net of tax of nil	(114,789)	-	(82,372)	(11,981)
Income/(loss) before tax	181,786	(13,200)	127,395	18,531
Income tax expenses	(31,604)	(23,778)	(9,894)	(1,439)
Net income/(loss)	150,182	(36,978)	117,501	17,092
Net income attributable to non-controlling interests	(7,958)	-	(272)	(40)
Net income/(loss) attributable to Jumei International Holding Limited’s ordinary shareholders	142,224	(36,978)	117,229	17,052

Net income/(loss)	150,182	(36,978)	117,501	17,092
Fair value change – investment security, net of tax	(68,309)	14,411	-	-
Reclassification of unrealized loss/(gain) into the consolidated statements of comprehensive income/(loss)	114,789	-	(16,599)	(2,414)
Foreign currency translation adjustment, net of nil tax	31,604	(20,808)	66,429	9,662
Total comprehensive income/(loss)	228,266	(43,375)	167,331	24,340
Comprehensive income attributable to non-controlling interests	(8,600)	-	(272)	(40)
Comprehensive income/(loss) attributable to Jumei International Holding Limited	219,666	(43,375)	167,059	24,300

Net income/(loss) per share attributable to Jumei International Holding Limited’s ordinary shareholders
- Basic	0.95	(0.25)	0.83	0.12
- Diluted	0.95	(0.25)	0.83	0.12
Net income/(loss) per ADS attributable to Jumei International Holding Limited’s ordinary shareholders (1 ordinary share equals to 1 ADS)
- Basic	0.95	(0.25)	0.83	0.12
- Diluted	0.95	(0.25)	0.83	0.12
Weighted average shares outstanding used in computing net income per share attributable to Jumei International Holding Limited’s ordinary shareholders
- Basic	149,477,388	149,790,335	141,291,417	141,291,417
- Diluted	150,069,205	149,790,335	141,763,458	141,763,458

The accompanying notes are an integral part of these consolidated financial statements.

JUMEI INTERNATIONAL HOLDING LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands, except share data and per share data)

	Ordinary shares				Treasury	Additional paid-in	Statutory	Retained	Accumulated other comprehensive income/	Non- Controlling
	Class A	Amount	Class B	Amount	stock	capital	reserves	earnings	(loss)	interests	Total
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2015	87,829,756	139	58,804,840	100	(890)	2,885,358	17,560	659,947	68,176	13,622	3,644,012

Net income	-	-	-	-	-	-	-	142,224	-	7,958	150,182
Share-based compensation	-	-	-	-	-	34,673	-	-	-	-	34,673
Exercises of share options	3,071,690	5	-	-	-	2,398	-	-	-	-	2,403
Net change in unrealized loss on investment security	-	-	-	-	-	-	-	-	(68,309)	-	(68,309)
Reclassification of unrealized loss into the statement of income	-	-	-	-	-	-	-	-	114,789	-	114,789
Appropriations to statutory reserves	-	-	-	-	-	-	20,246	(20,246)	-	-	-
Disposal of a majority owned subsidiary	-	-	-	-	-	-	-	-	-	(22,222)	(22,222)
Cancellation of treasury shares	-	-	-	-	890	(890)	-	-	-	-	-
Foreign currency translation adjustments, net of nil tax	-	-	-	-	-	-	-	-	30,962	642	31,604
Balance as of December 31, 2016	90,901,446	144	58,804,840	100	-	2,921,539	37,806	781,925	145,618	-	3,887,132

Net loss	-	-	-	-	-	-	-	(36,978)	-	-	(36,978)
Conversion of Class B ordinary shares to Class A ordinary shares	1,912,642	3	(1,912,642)	(3)	-	-	-	-	-	-	-
Share-based compensation	-	-	-	-	-	19,390	-	-	-	-	19,390
Exercises of share options	178,395	-	-	-	-	1,362	-	-	-	-	1,362
Net change in unrealized gain on investment security	-	-	-	-	-	-	-	-	14,411	-	14,411
Appropriations to statutory reserves	-	-	-	-	-	-	4,767	(4,767)	-	-	-
Acquisition of redeemable non-controlling interests	-	-	-	-	-	10,718	-	-	-	-	10,718
Foreign currency translation adjustments, net of nil tax	-	-	-	-	-	-	-	-	(20,808)	-	(20,808)
Balance as of December 31, 2017	92,992,483	147	56,892,198	97	-	2,953,009	42,573	740,180	139,221	-	3,875,227

Cumulative effect of accounting change	-	-	-	-	-	-	-	16,599	(16,599)	-	-
Net income	-	-	-	-	-	-	-	117,229	-	272	117,501
Conversion of Class B ordinary shares to Class A ordinary shares	6,000,000	10	(6,000,000)	(10)	-	-	-	-	-	-	-
Share-based compensation	-	-	-	-	-	13,218	-	-	-	-	13,218
Exercises of share options	255,208	-	-	-	-	1,163	-	-	-	-	1,163
Repurchase of ordinary shares	(26,060,436)	-	-	-	(402,133)	-	-	-	-	-	(402,133)
Appropriations to statutory reserves	-	-	-	-	-		1,663	(1,663)	-	-	-
Foreign currency translation adjustments, net of nil tax	-	-	-	-	-	-	-	-	66,429	-	66,429
Disposal of a majority owned subsidiary	-	-	-	-	-	-	-	-	-	(272)	(272)
Balance as of December 31, 2018	73,187,255	157	50,892,198	87	(402,133)	2,967,390	44,236	872,345	189,051	-	3,671,133

The accompanying notes are an integral part of these consolidated financial statements.

JUMEI INTERNATIONAL HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the Year Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income/(loss)	150,182	(36,978)	117,501	17,092
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Share-based compensation	34,673	23,710	12,839	1,867
Impairment of investments	114,789	1,900	54,615	7,943
Allowance for accounts receivable	-	-	763	111
Advances to suppliers write off	27,378	-	2,063	300
Loans receivable write off	1,667	-	-	-
Allowance for loan receivable	-	-	27,757	4,037
(Reversal of provision)/provision for inventory	(3,264)	11,022	21,008	3,055
Depreciation, amortization and disposal expenses	30,833	58,242	234,245	34,070
Deferred tax expense/(income)	2,580	(7,605)	(42,752)	(6,218)
Foreign exchange (gain)/loss	(27,953)	87,753	16,715	2,431
Interest income of loans receivable	(10,439)	(7,344)	(5,276)	(767)
(Gain)/loss from the disposal of a majority owned subsidiary	(7,308)	-	2,396	348
Gain from the disposal of long-term investment, net of tax	(7,348)	-	(324,016)	(47,126)
Share of (income)/loss from equity method investment	(2,452)	(4,903)	1	0
Loss from disposal and write-off of property, equipment and software	1,881	41,195	26,194	3,810
Changes in fair value of equity investments measured at fair value	-	-	(46,574)	(6,774)
Impairment of goodwill	-	-	15,291	2,224
Changes in operating assets and liabilities:
Accounts receivable	15,099	6,534	(4,556)	(663)
Inventories	307,155	32,003	77,274	11,239
Advance to suppliers	43,444	18,148	(7,198)	(1,047)
Prepayments and other assets	(79,514)	(236,427)	(184,767)	(26,873)
Accounts payable	(455,925)	(66,190)	(218,286)	(31,748)
Advance from customers	(38,847)	(15,430)	(13,147)	(1,912)
Tax payable	(18,379)	(29,290)	4,515	657
Accrued expenses and other liabilities	5,266	171,184	572,566	83,276
Purchase of operating equipment	-	(418,781)	(428,002)	(62,250)
Film production	-	(69,238)	68,963	10,030
Net cash provided by/(used in) operating activities	83,518	(440,495)	(19,868)	(2,888)

Cash flows from investing activities:
Purchase of short-term investments	(3,422,000)	(5,559,000)	(4,779,597)	(695,164)
Maturity of short-term investments	3,085,000	4,345,182	5,364,967	780,302
Purchase of property, equipment and software	(29,381)	(9,392)	(12,991)	(1,889)
Purchase of land use rights	(84,068)	-	(86,211)	(12,539)
Purchase of intangible assets	-	(10,000)	-	-
Cash paid for construction in process	(16,726)	(78,848)	(47,650)	(6,930)
Repayment of loan receivable	186,000	-	60,000	8,727
Proceeds from the convertible loan issuer	372,000	-	-	-
Cash received from disposal of long-term investment	39,751	-	502,256	73,050
Cash received from/(paid for) disposal of majority owned subsidiary	5,019	-	(792)	(115)
Net cash acquired from business acquisition	-	45,466	-	-
Purchase of long-term investments	(502,726)	(42,534)	(88,623)	(12,890)
Loan to an equity investee	(73,330)	-	-	-
Loan to a third party	-	-	(4,000)	(582)
Net cash (used in)/provided by investing activities	(440,461)	(1,309,126)	907,359	131,970

The accompanying notes are an integral part of these consolidated financial statements.

JUMEI INTERNATIONAL HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the Year Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Repurchase of ordinary shares	-	-	(402,133)	(58,488)
Proceeds from exercises of share options	2,403	1,362	1,163	169
Purchase of redeemable non-controlling interests	-	(92,610)	-	-
Proceeds from short-term bank loans	11,066	-	-	-
Payback of long-term borrowing	(184)	-	-	-
Net cash provided by/(used in) financing activities	13,285	(91,248)	(400,970)	(58,319)
Effect of exchange rate changes on cash and cash equivalents	80,842	(59,455)	32,065	4,663
Net (decrease)/increase in cash and cash equivalents	(262,816)	(1,900,324)	518,586	75,426
Cash and cash equivalents at the beginning of the year	2,564,287	2,301,471	401,147	58,344
Cash and cash equivalents at the end of the year	2,301,471	401,147	919,733	133,770

Supplemental disclosures of cash flow information:
Cash paid for income taxes	47,705	36,987	33,638	4,892
Cash paid for interest	661	-	-	-

Supplemental disclosures of non-cash information:
Purchase of property and equipment and construction in process included in accrued expenses and other liabilities	-	38,012	6,057	881

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

The Group generates merchandise sales as principal for the direct sales of beauty products to customers. Additionally, the Group generates marketplace services revenue as a service provider for other vendors charging third-party merchant fees for the sale of beauty products, apparel and other life style products, through the Group’s internet platform. The Group also generates power bank sharing service revenue as a service provider for customers charging fees based on duration of the usage.

The Group’s primary subsidiaries and VIE as of December 31, 2018 are set out below:

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

In August 2010, the Company was incorporated by Reemake Media’s shareholders under the laws of the Cayman Islands as the holding company of the Group in order to facilitate international financing. In September 2010, the Company established a wholly-owned Hong Kong subsidiary, Jumei Hongkong Limited to be the intermediate holding company. In March 2011, Jumei Hongkong Limited established a wholly-owned PRC subsidiary, Jumeiyoupin (Beijing) Science and Technology Services Co., Ltd., or Beijing Jumei, which was a wholly foreign owned enterprise (“WFOE”) and subsequently was renamed as Beijing Silvia Technology Service Co., Ltd.

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

In order to comply with the PRC laws and regulations which prohibit foreign control of companies involved in provision of internet content, the Group operates its website and provides online sales in the PRC through its VIE, Reemake Media. The equity interests of Reemake Media are legally held by certain shareholders of the Company (“Nominee Shareholders”). The Company obtained control over Reemake Media through Beijing Jumei in April 2011 by entering into a series of contractual arrangements with Reemake Media and the Nominee Shareholders of Reemake Media. These Contractual Agreements include Shareholders’ Voting Rights Agreement, Exclusive Consulting and Service Agreement, Exclusive Purchase Option Agreement and Equity Pledge Agreement (“Contractual Agreements”). As a result of these Contractual Arrangements, the Group maintains the ability to exercise effective control over Reemake Media, receive substantially all of the economic benefits and have an exclusive option to purchase all or part of the equity interests in Reemake Media when and to the extent permitted by PRC law at the minimum price possible. The Group concluded that Reemake Media is a VIE of the Group, of which the WFOE is the primary beneficiary. As such, the Group consolidated the financial results of Reemake Media in the Group’s consolidated financial statements. Refer to Note 2(a) to the consolidated financial statements for the principles of consolidation.

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

It is possible that the Group’s operation of certain of its operations and businesses through VIEs could be found by PRC authorities to be in violation of PRC law and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. While the Group’s management considers the possibility of such a finding by PRC regulatory authorities under current law and regulations to be remote, on January 19, 2015, the Ministry of Commerce of the PRC, (or the “MOFCOM”) released on its Website for public comment a proposed Foreign Investment Law (the “2015 Draft FIL”) that appears to include VIEs within the scope of entities that could be considered to be foreign invested enterprises (or “FIEs”) that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. Specifically, the 2015 Draft FIL introduces the concept of “actual control” for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the 2015 Draft FIL includes control through contractual arrangements within the definition of “actual control.”

In March 2019, the PRC National People’s Congress promulgated the Foreign Investment Law, or the 2019 FIL, which will become effective from January 1, 2020 and will replace the major existing laws and regulations governing foreign investment in the PRC. Pursuant to the 2019 FIL, “foreign investments” refer to investment activities conducted by foreign investors directly or “indirectly” in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. Although the 2019 FIL does not introduce the concept of “control” in determining whether a company should be considered as a FIE, nor does it provide the “variable interest entity” structure as a method of foreign investment, as the 2019 FIL is newly adopted and relevant government authorities may promulgate more laws, regulations or rules on the interpretation and implementation of the 2019 FIL, the possibility can’t be ruled out that the concept of “control” as stated in the 2015 Draft FIL may be embodied in, or the “variable interest entity” structure adopted by the Group may be deemed as a method of foreign investment by, any of such future laws, regulations and rules. If the VIEs were deemed as a FIE under any of such future laws, regulations and rules, and any of the businesses that the Group operate would be in any “negative list” for foreign investment and therefore be subject to any foreign investment restrictions or prohibitions, further actions required to be taken by the Group under such laws, regulations and rules may materially and adversely affect the Group’s business and financial conditions.

The following are financial statement amounts and balances of the Group’s consolidating VIEs and VIEs’ subsidiaries as of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018.

	As of December 31,
	2017	2018
	RMB	RMB
Total assets	638,145	163,089
Less: loans receivable	(73,330)	-
Total assets excluding loans receivable	564,815	163,089
Total liabilities	576,772	208,499
Less: inter-company payable	(462,222)	(82,345)
Total liabilities excluding inter-company payable	114,550	126,154

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Total net revenue	531,945	311,443	390,407
Net (loss)/income	(23,466)	8,780	(114,407)

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

1.	Organization and principal activities (continued)

●	Risks in relation to the VIEs structure (continued)

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Net cash used in operating activities	(132,616)	(62,672)	(267,272)
Net cash provided by/(used in) investing activities	60,174	(1,553)	410,429
Net cash provided by/(used in) financing activities	29,000	69,600	(67,000)
Net (decrease)/increase in cash and cash equivalents	(43,442)	5,375	76,157
Cash and cash equivalents at the beginning of the year	47,591	4,149	9,524
Cash and cash equivalents at the end of the year	4,149	9,524	85,681

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

1.	Organization and principal activities (continued)

In accordance with the Contractual Arrangements, Beijing Jumei, Tianjin Jumei, Suzhou Jumei and Chengdu Jumei (“WFOEs”) have the power to direct activities that most significantly impact Reemake Media and other VIEs and VIEs’ subsidiaries, including appointing key management, setting up budgets and policies, and transferring profit or assets out of VIEs and VIEs’ subsidiaries at its discretion. Therefore, WFOEs consider that they have the right to receive benefits from VIEs and VIEs’ subsidiaries and there is no asset in VIEs and VIEs’ subsidiaries that can be used only to settle obligations of VIEs and VIEs’ subsidiaries except for registered capital of VIEs and VIEs’ subsidiaries amounting to RMB8,157 and RMB8,157 as of December 31, 2017 and 2018. As VIEs and VIEs’ subsidiaries are incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of WFOEs for all the liabilities of VIEs and VIEs’ subsidiaries, and WFOEs do not have the obligation to assume the liabilities of VIEs and VIEs’ subsidiaries.

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

If the legal structure and Contractual Arrangements were found to be in violation of any existing PRC laws and regulations, the PRC government could:

●	revoke the Group's business and operating licenses;

●	require the Group to discontinue or restrict operations;

●	restrict the Group's right to collect revenues;

●	block the Group's websites;

●	require the Group to restructure the operations in such a way as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or relocate the Group’s businesses, staff and assets;

●	impose additional conditions or requirements with which the Group may not be able to comply; or

●	take other regulatory or enforcement actions against the Group that could be harmful to the Group's business.

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

Certain amounts presented in the consolidated financial statements of 2016 and 2017 have been reclassified to conform to the current period presentation to facilitate comparison.

(b)	Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates. Significant accounting estimates and assumptions reflected in the Group’s consolidated financial statements mainly include consolidation of VIEs, gross versus net revenue recognition, the allowance for doubtful accounts, sales returns, rebates and subsidy, share-based compensation, uncertain tax positions, realization of deferred tax, fair value of assets and liabilities acquired in business acquisition, assessment for impairment of long-lived assets and goodwill, inventory valuation for excess and obsolete inventories, lower of cost and market of inventories, useful lives of long-lived assets and intangible assets, contingencies and fair value of equity investments. Changes in facts and circumstances may result in revised estimates.

(c)	Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive income/(loss) and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2018 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.8755, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2018. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2018, or at any other rate.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

2.	Principal Accounting Policies (continued)

(d)	Foreign currency translation

Effective July 1, 2015, the Group changed its reporting currency from United States dollar ("USD") to Chinese Renminbi ("RMB"). The functional currency of the Company and its subsidiary incorporated in Hong Kong named Jumei Hongkong is USD, the functional currency of another subsidiary incorporated in Hong Kong named Jumei Hongkong Holding was changed from USD to RMB from January 1, 2016, while the functional currency of the other entities in the Group is RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the periods. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income/(loss) in the consolidated statements of changes in shareholders’ equity. Total foreign currency translation adjustments, net of nil tax were gains of RMB31,604 and RMB66,429 for the years ended December 31, 2016 and 2018, respectively, and loss of RMB20,808 for the year ended December 31, 2017.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are included in the consolidated statements of comprehensive income/(loss). Total exchange gains were RMB27,953 for the year ended December 31, 2016, total exchange losses were RMB87,753 and RMB16,715 for the years ended December 31, 2017 and 2018, respectively.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

2.	Principal Accounting Policies (continued)

(e)	Fair value

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, short-term investments, accounts receivable, loans receivable, and certain other current assets, accounts payable, certain other current liabilities and long-term investments.

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

The carrying amounts of cash and cash equivalents, short-term investments, accounts receivable, loans receivable, certain other current assets, accounts payable, certain other current liabilities, approximate their fair value due to the short term maturities of these instruments.

The Group adopted Accounting Standards Codification (“ASC”) 820, ASC 820, Fair Value Measurements and Disclosure. ASC 820-10 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Although the adoption of ASC 820 did not impact the Group’s financial condition, results of operations or cash flows, ASC 820 requires additional disclosures to be provided on fair value measurement.

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

The Group carries these investments at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive income/(loss) as interest income. Fair value is estimated based on quoted prices of similar products provided by banks at the end of each period. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements. Please see Note 5 for additional information.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

2.	Principal Accounting Policies (continued)

(h)	Loans receivable, net

The Group's loans receivable consists of a loan receivable from a venture capital fund with annual interest rate of 4.35% and up to 10% based on different conditions and a loan receivable from a third party with annual interest rate of 4.35%.

Loans receivable is carried at amortized cost. An allowance for doubtful accounts represent the Group’s best estimate of the losses inherent in the outstanding loans. Judgment is required to determine the allowance amounts and whether such amounts are adequate to cover potential credit losses, and periodic reviews are performed to ensure such amounts continue to reflect the best estimate of the losses inherent in the outstanding debts. The Group considers many factors, including but not limited to, the age of the amounts due, the payment history, the month of origination, the purpose of the loans, creditworthiness, financial conditions of the borrower, terms of the loans, regulatory environment, and the general economic conditions.

(i)	Accounts receivable, net

Accounts receivable, net is carried at realizable value. The Group considers many factors in assessing the collectability of its receivables, such as, the age of the amounts due, the customer’s payment history and creditworthiness. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Accounts receivable, net balances are written off after all collection efforts have been exhausted. Allowance for doubtful accounts for the years ended December 31, 2016, 2017 and 2018 were nil, nil and RMB763 respectively.

(j)	Inventories

Inventories consisting of products available for sell, are stated at the lower of cost or net realizable value. Cost of inventory is determined using the weighted average cost method. Inventory reserve is recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. Write downs are recorded in cost of revenues in the consolidated statements of comprehensive income/(loss).

(k)	Long-term investments

The Group’s long-term investments consist of equity investments with and without readily determinable fair values and equity method investments.

Equity investments with and without readily determinable fair values

Prior to adopting ASC Topic 321 (“ASC 321”), Investments-Equity Securities on January 1, 2018, the Group carries at cost its investments in investees that over which the Group does not have significant influence, in accordance with ASC subtopic 325-20 (“ASC 325-20”), Investments-Other: Cost Method Investments. The Group reviews the investment for impairment whenever events or changes in circumstances indicated that the carrying value may no longer be recoverable.

The Group adopted ASC 321 on January 1, 2018 and the cumulative effect of adopting the new standard on opening retained earnings is RMB16,599. Equity investments with readily determinable fair values, except for those accounted for under the equity method, those that result in consolidation of the investee and certain other investments, are measured at fair value and any changes in fair value are recognized in earnings. For equity securities without readily determinable fair values and do not qualify for the existing practical expedient in ASC 820, Fair Value Measurements and Disclosures to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Group elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

Pursuant to ASC 321, for equity investments measured at fair value with changes in fair value recorded in earnings, the Group does not assess whether those securities are impaired. For those equity investments that the Group elects to use the measurement alternative, the Group makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Group has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Group has to recognize an impairment loss in net income equal to the difference between the carrying value and fair value.

Equity method investments

In accordance with ASC Topic 323 “Investment-Equity Method and Joint Ventures”, the Group applies the equity method of accounting to equity investments, in common stock or in-substance common stock, over which it has significant influence but does not own a majority equity interest or otherwise control. Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation in the investee’s Board of Directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate. For the investment in limited partnerships, where the Group holds less than a 20% equity or voting interest, the Group’s influence over the partnership operating and financial policies is more than minor, thus, as subject to equity method as well.

Under the equity method of accounting, the affiliated company’s accounts are not reflected within the Group’s consolidated balance sheets and statements of comprehensive income/(loss); however, the Group’s share of the earnings or losses of the affiliated company is reflected in the caption “share of income/(loss) from equity method investments” in the consolidated statements of comprehensive income/(loss). An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than temporary.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

2.	Principal Accounting Policies (continued)

(l)	Business combination

The Group accounts for its business combinations using the purchase method of accounting in accordance with ASC Topic 805, Business Combinations (“ASC 805”). The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Group acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings. The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Group determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

2.	Principal Accounting Policies (continued)

(m)	Property, equipment and software, net

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

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property, equipment and software is the difference between the net sales proceeds and the net carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive income.

(n)	Construction in progress

Direct costs that are related to the construction of property, equipment and software and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property, equipment and software items and the depreciation of these assets commences when the assets are ready for their intended use. As of December 31, 2017 and 2018 the balances of construction in progress were RMB4,229 and RMB19,681, respectively, which were primarily relating to the construction of logistic warehouses.

(o)	Land use rights, net

 Land use rights represent amounts paid for the Group's lease for the use right of land located in Suzhou and Tianjin in China. Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives which are generally 50 years and represent the shorter of the estimated usage periods or the terms of the agreements.

(p)	Intangible assets, net

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

Amortization expenses for the years ended December 31, 2016, 2017 and 2018 were nil, RMB5,670 and RMB9,577, respectively.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

2.	Principal Accounting Policies (continued)

(q)	Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business acquisition.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of December 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. Commencing in September 2011, in accordance with the Financial Accounting Standards Board (“FASB”) revised guidance on “Testing of Goodwill for Impairment,” a company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the company decides, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the implied fair value of the reporting unit’s goodwill and the carrying amount of goodwill will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. Goodwill was allocated to two reporting units as of December 31, 2017 and 2018, respectively (Note 12).

(r)	Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying value of the asset, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over its fair value. For all periods presented, there was no impairment of any of the Group’s long-lived assets.

(s)	Film production

The Group entered into film production collaborative arrangements with third parties. In accordance with ASC Topic 926, Entertainment – Films (“ASC 926”), film production costs include cash expenditures made to acquire a proportionate share of certain rights to films including profit sharing, distribution and/or other rights. Film production costs also include direct production costs, production overhead and acquisition costs and is stated at the lower of unamortized cost or estimated fair value. Pursuant to ASC 926, film production costs will be amortized once the film has been released. The Group reviews unamortized film production costs for impairment whenever events or circumstances indicate that the fair value of the produced content may be less than its unamortized cost. No impairment losses were recorded for the years ended December 31, 2017 and December 31, 2018.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

2.	Principal Accounting Policies (continued)

(t)	Leases

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

(u)	Revenue recognition

The Group generates substantially all of its revenue from merchandise sales and power bank sharing services. The Group also derives revenue from other sources mainly including marketplace services and film production.

On January 1, 2018, the Group adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), using the modified retrospective method to those contracts which were not completed as of January 1, 2018. The comparative information has not been restated for the years ended December 31, 2017 and 2016, and continues to be presented under ASC Topic 605, Revenue Recognition (“ASC 605”). The impact of adopting the new revenue standard was not material to the consolidated financial statements and there was no adjustment to the opening balance of retained earnings on January 1, 2018.

Revenue is recognized when the Group’s performance obligation is satisfied in an amount that reflects the consideration to which the Group expects to be entitled in exchange for transferring goods or services to a customer. To determine revenue recognition, the Group performs the following five steps: (i) identify the contract with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Group satisfies a performance obligation.

For contracts within the scope of ASC 606 at contract inception, the Group reviews the contract to determine which performance obligations it must deliver and which of these performance obligations are distinct. The Group recognizes revenue based on the amount of the transaction price that is allocated to each performance obligation when that performance obligation is satisfied or as it is satisfied.

The Group considers several factors in determining whether it is appropriate to record the gross amount or net amount of product sales or service fees. Generally, when the Group controls the specified goods or services, and is the primary obligor in a transaction, is subject to substantial inventory risk, and has latitude in establishing prices, revenues are recorded at the gross sales price. If the Group does not control the specified goods or services, and does not have substantial inventory risk or latitude in establishing prices and amounts earned are determined using a predetermined service rate, the Group records the net amounts as service fees earned.

When either party to a revenue contract has performed, the Group recognizes a contract asset or a contract liability in the consolidated balance sheet, depending on the relationship between the Group’s performance and the customer’s payment.

Merchandise sales

The Group generates revenues from merchandise sales when the Group acts as principal for the direct sales of beauty products to customers. The Group collects cash from customers before or upon deliveries of products mainly through banks, third party online payment platforms or delivery companies. As the Group has a single performance obligation to sell beauty products to the customers, the Group recognizes merchandise sales revenues upon acceptance of delivery of products by customers. Cash collected from customers before product delivery is recognized as contract liability, which is classified as advances from customers. The Contract liability is transferred to revenue upon deliveries and acceptances by customers. The Group estimates the amount of variable consideration including sales return using the expected value method and includes variable consideration in the transaction price to the extent that it is probable that a significant reversal will not occur.

Power bank sharing business

The Group, through Jiedian, a subsidiary acquired in 2017 (Note 4), one of the leading players in the portable power bank sharing business. Jiedian facilitates master power charging boxes in highly frequented points of interest, such as restaurants, bars, gyms, airports, train stations, shopping malls, beauty salons, hospitals and parks. Each charging box contains multiple portable power banks. A deposit is generally required before a user places an order via the Jiedian application or certain third party platforms. The Group acts as a principal in rendering power bank sharing services and presents revenues on a gross basis.

The Group derives its power bank sharing service revenue from fees paid by customers for each use of the power bank or for subscription for access to Group’s network of power bank during certain period of time, usually less than a month. Subscription fees are recognized on a straight-line basis over the subscription period. The fees charged for each use of power bank is recognized when the power bank is returned to the charging box. The unsatisfied performance obligations as of December 31, 2018 is insignificant.

The deposit will be refunded to a user upon receipt of the request. If the power bank is lost or not returned by a user after a certain period of time, the deposit from the user will not be repaid and the amount is recognized as revenue, with the corresponding carrying amount of the power bank recorded in cost of revenues.

Others

The Group provides marketplace services as an agent to various merchandise suppliers and financial service providers to facilitate the sales or display their products on the Group’s platform. The Group considers the merchandise suppliers and financial service providers as its customers, and receives fees from customers based on a fixed rate of the sales of the customer’s products. The Group recognizes the fees from the merchandise suppliers upon acceptances of deliveries by the buyers for the sales for which the Group provides fulfillment services or upon shipping by the suppliers for the sales for which the Group doesn’t provide fulfillment services. The Group recognizes fees from financial service providers upon the sales of their products from the leads generated by the Group.

The Group also generates revenue from film production for sales of the rights to its customers for broadcasting on various platforms. The fees from customers are fixed and recognized upon the delivery of the master tape to its customer as the Group has no further obligations.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

2.	Principal Accounting Policies (continued)

(v)	Incentives

The Group periodically provides coupons to its customers for use in purchases that require a minimum transaction value. Coupons may also be granted to customers to incentivize a current merchandise sales or service or a future purchase of merchandise. Discounts for current purchases are treated as a reduction of revenue for the related transaction of merchandise sales or services. The right to purchase discounted products in the future is not considered a separate performance obligation within the scope of ASC 606, as the right does not represent a significant and incremental customer discount. Discounts for future purchases, when accepted by the customer, are treated as a reduction of revenue when the future transaction is recognized for the related transaction of merchandise sales.

The Group also sells prepaid cards with discount. The discount is treated as a reduction of revenue when the prepaid card is used. The prepaid cards have no expiration date. Cash receipts from the sale of prepaid cards are initially recorded as advances from customers which is a current contract liability on the Group’s consolidated balance sheets.

In order to attract more registered merchandise consumers to the Group’s online marketplace, the Group at its own discretion provides merchandise consumers certain promotions. The incentives offered to the merchandise consumers during the promotions are applied to future purchases of eligible merchandise offered on the Group’s online platform to reduce purchase price that are not specific to any merchant. The Group recognizes the cost of incentives as marketing expenses when incurred or used in future purchase.

(w)	Customer loyalty program

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

(x)	Cost of revenues

Cost of revenues consists primarily of cost of merchandise sold, inventory write-downs, commissions, depreciation and disposal of portable power bank and charging box, film production cost and amortization of acquired intangible assets. The cost of revenues does not include shipping and handling expenses, payroll, bonus and benefits of logistic staff or logistic centers rental expenses, therefore the Group’s cost of revenues may not be comparable to other companies which include such expenses in their cost of revenues.

(y)	Rebates and subsidies

The Group periodically receives consideration from certain vendors, representing rebates for products purchased and subsidies for the sales of the vendors' products over a period of time. The rebates are not sufficiently separable from the Group’s purchase of the vendors’ merchandizes and they do not represent a reimbursement of costs incurred by the Group to sell vendors’ merchandizes. The Group accounts for the rebates received from its vendors as a reduction to the price it pays for the merchandizes purchased and therefore the Group records such amounts as a reduction of cost of revenues when recognized in the consolidated statements of comprehensive income/(loss). Rebates are earned when meeting minimum purchase thresholds specified in the contracts. When rebates can be reasonably estimated based on the Group’s past experience and current forecasts, a portion of the rebate is recognized as the Group makes progress towards the purchase threshold. Subsidies are calculated based on the volume of products sold through the Group and are recorded as a reduction of cost of revenues when the sales have been completed and the amount is determinable.

(z)	Fulfillment expenses

Fulfillment expenses represent those costs incurred in shipping and operating and staffing the Group’s fulfillment and customer service centers, including costs attributable to receiving, inspecting, and warehousing inventories; picking, packaging, and preparing customer orders for shipment; collecting payments from customers and responding to inquiries from customers. Fulfillment also includes amounts payable to third parties that assist the Group in payment collections, fulfillment and customer service operations. The shipping costs included in fulfillment expenses were RMB311,394, RMB242,396 and RMB142,689 for the years ended December 31, 2016, 2017, and 2018, respectively.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

2.	Principal Accounting Policies (continued)

(aa)	Marketing expenses

Marketing expenses mainly consist of advertising costs, promotion expenses, payroll and related expenses for employees engaged in marketing activities. Advertising costs, which primarily spend on online and offline advertisements, are expensed when the services are received. The advertising expenses were RMB365,914, RMB319,284 and RMB336,875 for the years ended December 31, 2016, 2017, and 2018, respectively.

(ab)	Technology and content expenses

Technology and content expenses mainly consist of payroll and related costs for employees involved in application development, category expansion, editorial content production and system support, as well as server charges and costs associated with telecommunications.

(ac)	General and administrative expenses

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

(ad)	Share-based compensation

All stock-based awards granted to the Founders, employees and directors, including Founders’ share, stock options and restricted share units (“RSUs”) are measured at the grant date based on the fair value of the award and are recognized as expenses using straight line method, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. Forfeitures are estimated at the time of grant and revised in the subsequent periods if actual forfeitures differ from those estimates. The Group adopted ASU 2016-09-Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting on January 1, 2017 and elected to account for forfeitures as they occur. There was no cumulative-effect adjustment to retained earnings given that the historical estimated forfeiture rates approximated actual forfeiture rates.

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

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

2.	Principal Accounting Policies (continued)

(ae)	Employee benefits

The Company’s subsidiaries, the VIEs and the VIEs’ subsidiaries in China participate in a government mandated, multi-employer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor laws require the entities incorporated in China to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. Employee social benefits included as expenses in the consolidated statements of comprehensive income/(loss) amounted to RMB66,131, RMB65,302 and RMB83,466 for the years ended December 31, 2016, 2017 and 2018, respectively.

(af)	Government grant

Generally, a government grant is recognized as other income when the grant is received and the requirements associated with receipt of the grant have been complied with. If the government grant is tied to the acquisition of long-lived assets, the grant is recognized as deduction of the carrying value of the long-lived assets, when the conditions specified in the grant have been met. Grants related to depreciable assets are recognized in profit or loss over the periods in which depreciation expense on those assets is recognized, corresponding to the useful lives of the assets.

For the years ended December 31, 2016, 2017 and 2018, the Group received government grants of RMB21,663, RMB37,048 and RMB17,276, respectively, which were included in Others, net under Other income/(expenses) or Cost of revenues, General and administrative expenses under the Operating expenses in the consolidated statements of comprehensive income/(loss).

(ag)	Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statement of comprehensive income/(loss) in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized. The Group adopted ASU 2015-17, Income Taxes-Balance Sheet Classification of Deferred Taxes on January 1, 2017, which classifies all deferred tax assets and liabilities as noncurrent. There was no impact to the prior period balance sheet as all deferred tax assets were noncurrent in nature as of December 31, 2016.

Uncertain tax positions

ASC 740, Tax provision prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under income tax expenses in its consolidated statement of comprehensive income/(loss).

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

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

2.	Principal Accounting Policies (continued)

(ah)	Comprehensive income/(loss)

Comprehensive income/(loss) is defined as the change in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income/(loss) is reported in the consolidated statements of comprehensive income/(loss). Accumulated other comprehensive income/(loss), as presented on the consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

(ai)	Net income/(loss) per share

Basic net income/(loss) per share is computed by dividing net income/(loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income/(loss) is allocated between common shares and other participating securities base on their participating rights. Diluted net income/(loss) per share reflects the potential dilution that could occur if securities to issue ordinary shares were exercised. The dilutive effect of outstanding share-based awards is reflected in the diluted net income/(loss) per share by application of the if-converted method and treasury stock method, respectively. Dilutive equivalent shares are excluded from the computation of diluted net income per share if their effects would be anti-dilutive.

(aj)	Statutory reserves

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

For the years ended December 31, 2016, 2017 and 2018, profit appropriation to statutory funds for the Group’s entities incorporated in the PRC was approximately RMB20,246, RMB4,767 and RMB1,663 respectively. No appropriation to other reserves was made for any of the years presented.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

2.	Principal Accounting Policies (continued)

(ak)	Treasury stock

Treasury stock represents ordinary shares repurchased by the Company that are no longer outstanding and are held by the Company. The repurchase of ordinary shares is accounted for under the cost method whereby the entire cost of the acquired stock is recorded as treasury stock.

(al)	Contingencies

The Group records accruals for certain of its outstanding legal proceedings or claims when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. The Group evaluates the developments in legal proceedings or claims that could affect the amount of any accrual, as well as any developments that would make a loss contingency both probable and reasonably estimable. The Group discloses the amount of the accrual if it is material.

When a loss contingency is not both probable and estimable, the Group does not record an accrued liability but discloses the nature and the amount of the claim, if material. However, if the loss (or an additional loss in excess of the accrual) is at least reasonably possible, then the Group discloses an estimate of the loss or range of loss, if such estimate can be made and material, or states that such estimate is immaterial if it can be estimated but immaterial, or discloses that an estimate cannot be made. The assessment of whether a loss is probable or reasonably possible, and whether the loss or a range of loss is estimable, often involves complex judgments about future events. Management is often unable to estimate the loss or a range of loss, particularly where (i) the damages sought are indeterminate, (ii) the proceedings are in the early stages, or (iii) there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. In such cases, there is considerable uncertainty regarding the timing or ultimate resolution of such matters, including eventual loss, fine, penalty or business impact, if any.

(am)	Segment reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Chief Executive Officer.

The Group historically had only one single reportable segment because the CODM formerly relied on the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. With the development of the new business initiatives, the CODM started to separately evaluate performance and allocate resources by different business segments, thus the Group changed its reportable segments in 2017. The Group’s principal operations are currently organized into two business segments, the E-commerce segment and the New Businesses segment, which are defined based on the products and services provided. E-commerce represents e-commerce business. New Businesses mainly include film production, Jiedian and other initiatives business. Accordingly, the Group updated the presentation of its reportable segments in prior period in accordance with ASC 280 Segment Reporting.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

2.	Principal Accounting Policies (continued)

(an)	Recently issued accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”) and issued subsequent amendments to the initial guidance within ASU 2017-13, ASU 2018-01, ASU 2018-10, ASU 2018-11, ASU 2018-20 and ASU 2019-01, collectively referred to as “ASC 842”. ASC 842 specifies the accounting for leases. For operating leases, ASC 842 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASC 842 is effective for public business entities for annual reporting periods and interim periods within those years beginning after December 15, 2018. The Group will adopt ASC 842 on January 1, 2019 using the modified retrospective method and will not restate comparable periods. The Group will elect the package of practical expedients permitted under the transition guidance, which allows the Group to carry forward the historical lease classification, the assessment whether a contract is or contains a lease and initial direct costs for any leases that exist prior to adoption of the new standard. The Group will also elect the practical expedient to not separate lease and non-lease components and the short-term lease exemption for certain classes of underlying assets with a lease term of 12 months or less. Operating leases related to offices and warehouses facilities will be subject to ASC 842 and right-of-use assets and operating lease liabilities will be recognized on the Group’s consolidated balance sheets. The Group currently believes the most significant change will be related to the recognition of right-of-use assets and lease liabilities on the consolidated balance sheets for certain in-scope operating leases. The Group does not expect any material impact on net assets and the consolidated statement of comprehensive income/(loss) as a result of adopting the new standard.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326) (“ASU 2016-13”), which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss methodology with an expected credit loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019. The Group is currently in the process of evaluating the impact of the adoption of ASU 2016-13 on its consolidated financial statements.

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

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement, which changes the fair value measurement disclosure requirements of ASC 820. Under this ASU, key provisions include new, eliminated and modified disclosure requirements. The guidance is effective for periods beginning after December 15, 2019. Early adoption is allowed. The Group does not plan to early adopt this guidance and are evaluating the impact of the new standard.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

3.	Risks and concentration

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, short-term investments, accounts receivable, loans receivable, and other receivables.

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

Foreign currency risk

The Group’s operating transactions and its assets and liabilities are mainly denominated in RMB. The accounts payable generated by the Group are mainly denominated in Hong Kong dollars, U.S. dollars, Australian dollars, Japanese Yen, and Korean Won. The Group does not believe that the Group currently has any significant direct foreign exchange risk and has not used any derivative financial instruments to hedge exposure to such risk. The Group’s cash and cash equivalents and short-term investments denominated in RMB that are subject to such government controls amounted to RMB2,070,641 and RMB2,085,525 as of December 31, 2017 and 2018, respectively. The value of the RMB is subject to changes by the central government policies and international economic and political developments that affect the supply and demand of RMB in the foreign exchange market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

4.	Business combination

Acquisition of Jiedian

In May 2017, the Group entered into a purchase agreement (“Acquisition Agreement”) and acquired a majority interest in Jiedian for cash consideration of RMB300 million.

RMB
Total purchase price comprised of:
-Cash consideration	300,000
Total	300,000

The table below summarized the estimated fair values of the assets acquired and liabilities assumed from Jiedian as of the acquisition date:

RMB
Cash and cash equivalents	345,466
Prepayments and other current assets	17,049
Property and equipment, net	8,617
Intangible assets:
Trademark	20,200
User base	2,100
Goodwill	105,219
Accounts Payable	(80)
Accrued expenses and other current liabilities	(26,026)
Deferred tax liabilities	(3,345)
Total fair value of Jiedian	469,200
Fair value of redeemable non-controlling interests	(169,200)
Total fair value of purchase price consideration	300,000

The Group recognized a non-controlling interest of RMB169,200 based on the fair value of minority interest at acquisition date with the assistance of an independent third party valuation firm by using generally accepted valuation methodologies such as income approach. The goodwill arising from the above business combination, which is not tax deductible, is mainly attributable to synergies expected to be achieved from the acquisition.

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

In May, July and September 2017, the Group acquired additional equity interests in Jiedian from the Holders for a total cash consideration of RMB92,610. The acquisition of the non-controlling interest by the Group was accounted for as an equity transaction. The difference between the consideration paid by the Group to the Holders and the adjustment to the carrying amount of the non-controlling interests amounting to RMB10,718 was recognized in additional paid-in capital. The Group held 82.07% equity interest of Jiedian as of December 31, 2018.

The actual results of operation after the acquisition date have been included in Note 20 because it represents the majority of the New Businesses segment.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

5.	Fair value measurement

As of December 31, 2017 and 2018, information about inputs into the fair value measurements of the Group’s assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair value measurement at reporting date using
Description	December 31, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		RMB	RMB	RMB
Short-term investments with variable interest rates	1,972,277	-	1,972,277	-
Investment security included in long-term investments	88,933	88,933	-	-
Total	2,061,210	88,933	1,972,277	-

		Fair value measurement at reporting date using
Description	December 31, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		RMB	RMB	RMB
Short-term investments with variable interest rates	1,427,346	-	1,427,346	-
Equity investments at fair value with readily determinable fair value	331,475	331,475	-	-
Total	1,758,821	331,475	1,427,346	-

Assets measured at fair value on a non-recurring basis

The Group measures long-term investments on a nonrecurring basis when impairment charges are recognized. These nonrecurring fair value measurements use significant unobservable inputs (Level 3). The Group recognized long-term investment impairment charges of nil, RMB1,900 and RMB20,450 (US$2,974) for the years ended December 31, 2016, 2017 and 2018, respectively, due to declining financial performances and changes in business circumstances of these investees. The Company uses a combination of valuation methodologies, including market and income approaches based on the Company’s best estimate to determine the fair value of these investments. Information considered by the Company include but are not limited to the pricing of recent rounds of financing, future cash flow forecasts, and liquidity factors. Inputs used in these methodologies primarily include future cashflows, discount rate, and the selection of comparable companies operating in similar businesses.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

6.	Loans receivable, net

 The following is a summary of loans receivable:

	As of December 31,
	2017	2018
	RMB	RMB
Loans receivable	73,330	17,330

Allowance for loan losses
Individually assessed	-	(13,330)
Loans receivable, net	73,330	4,000

In August 2016, the Group entered into definitive agreements for investing approximately RMB100,000 in a venture capital fund (“Fund 2016”) set up to focus on investments in the culture and entertainment industries in China. The total RMB100,000 consist of equity investment of RMB26,670 (see Note 9) and RMB73,330 loan with an annual interest rate of 4.35% and up to 10% based on different conditions. The contractual maturity date is December 31, 2018. In December 2018, the Group received repayment of RMB60,000 from the Fund 2016. The Group assessed the collectability of the remaining loan receivable of RMB13,330 and related interest receivable of RMB14,427 from the Fund 2016 considering creditworthiness, financial conditions of the borrower, and concluded that the outstanding loan receivable and related interest receivable was not collectible. Accordingly, an impairment of RMB27,757 was recognized in 2018.

In June 2018, the Group entered into a short-term loan agreement to grant RMB4,000 to a third-party company with an interest rate of 4.35%.

7.	Inventories

The following is a summary of Inventories:

	As of December 31,
	2017	2018
	RMB	RMB
General merchandise	640,538	562,280
Packing materials and others	4,082	3,560
Less: Inventory write down	(41,529)	(62,537)
Total	603,091	503,303

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

8.	Prepayment and other current assets

The following is a summary of prepayments and other current assets:

	As of December 31,
	2017	2018
	RMB	RMB
Third-party platform funds receivable (i)	91,747	145,539
VAT prepayments	62,496	54,408
Supplier rebates receivables	49,909	52,968
Receivable from disposal of a long-term investment	-	59,384
Interest receivable	8,928	92
Prepaid taxes related with overseas purchase	31,470	42,710
Prepaid vendors deposits	16,427	14,872
Prepaid advertising and marketing fees	16,775	82,223
Prepaid rental fees	9,656	12,673
Other receivables	7,287	11,271
Total	294,695	476,140

(i)	This balance represents cash deposits from Jiedian customers that use its portable power banks, held by third-party on-line payment service providers.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

9.	Long-term investments

The Group’s long-term investments consist of equity investments with and without readily determinable fair value, and equity method investments.

(i)	Equity investments at fair value with readily determinable fair value

Equity investments at fair value with readily determinable fair value represent investments in the equity securities of publicly listed companies for which the Group does not have significant influence. The equity investments were accounted for as available-for-sale equity investments prior to the adoption of ASC 321. Starting in January 1, 2018 after adopting ASC 321, these investments were classified as equity investments at fair value with readily determinable fair value and reported at fair value. Changes in fair value are recognized in earnings, instead of accumulated other comprehensive income.

The following table summarizes the Group’s equity securities with readily determinable fair values as of December 31, 2018:

	Cost, after adjusted with other-than- temporary impairment	Gross unrealized gains	Gross unrealized losses	Fair value
	RMB	RMB	RMB	RMB
Equity securities with readily determinable fair values	259,450	112,613	(40,588)	331,475

The following table summarizes the Group’s equity available-for-sale equity investments as of December 31, 2017:

	Cost, after adjusted with other-than- temporary impairment	Gross unrealized gains	Gross unrealized losses	Fair value
	RMB	RMB	RMB	RMB
Investment security included in long-term investments	74,693	14,240	-	88,933

Before adopting ASC321, the Group’s investment in two operating entities of Babytree Inc. (“Babytree”) was accounted for under the cost method as no readily determinable fair value and the Group does not have ability to exercise significant influence over the investees. In 2018, in connection with the reorganization of BabyTree, the Group’s investment in one of the two operating entities of Babytree in Mainland China was exchanged for a 7.79% equity interest of Babytree Group. The Group then partially disposed of its investment in Babytree Group for a cash consideration of approximately RMB553,425 (US$86,524), resulting in a gain of RMB324,016 (US$47,126), net of tax. Following Babytree Group’s completion of initial public offering, the Group accounted for the investment in Babytree Group as equity investments at fair value with readily determinable fair value.

The Group’s equity investment in IT’S HANBUL CO., LTD. (“IT’S HANBUL”, formerly known as IT’S SKIN CO., LTD.), a South Korean company engaged in the sale of beauty products, is accounted for as equity investment at fair value with readily determinable fair value after adopting ASC 321. The Group recognized impairment loss of RMB114,789 and nil for the years ended December 31, 2016 and 2017, respectively, and fair value losses of RMB41,653 (US$5,927) for the year ended December 31, 2018.

(ii)	Equity investments at fair value without readily determinable fair value

Equity investments at fair value without readily determinable fair value were accounted as cost method investments prior to adopting ASC 321.The carrying amount of the Group’s cost method investments was RMB520,426 as of December 31, 2017.

In accordance with ASC 321, the Group elected to use the measurement alternative to measure such investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. Determining whether an observed transaction is similar to a security within the Group’s portfolio requires judgment based on the rights and preferences of the securities. Recording upward and downward adjustments to the Equity securities without readily determinable fair values as a result of observable price changes requires quantitative assessments of the fair value of the securities using various valuation methodologies and involves the use of estimates. During the year ended December 31, 2018, there were no upward or downward observable price adjustments to the equity securities, except the above investment in Babytree Group. Observable price adjustments are not applicable to prior periods.

As of December 31, 2018, the carrying amount of the Group’s equity investments measured at fair value using the measurement alternative was RMB163,471 (US$23,776) net of RMB20,450 (US$2,974) in accumulated impairment (see Note 5). None of the investments individually is considered as material to the Group’s financial position.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

9.	Long-term investments (continued)

(iii)	Equity method investments

For the years ended December 31, 2016, 2017 and 2018, the Group completed the following investments which were accounted for as equity method investments:

In August 2016, the Group together with other third parties, set up a management company as a General Partner (“GP”) and obtained 14% equity interests in GP with cash consideration of RMB140. Concurrently, the Group together with GP and other third parties entered into a partnership agreement to subscribe partnership interest, as a limited partner in Fund 2016. According to the partnership agreement, the Group held 33.34% equity interest in Fund 2016 with cash consideration of RMB26,670. The investment decisions regarding the Fund were made by the investment committee (as a designee of GP) and the Group had one out of three investment committee seats. Same as the allowance for the loan receivable (see Note 6), the Group also evaluated the recoverability of the investment and concluded that the investment was not recoverable. Accordingly, an impairment of RMB34,165 (US$4,969) was recognized in 2018.

In November 2018, the Group contributed approximately RMB80,100 (US$11,650) in a venture capital fund (“Fund 2018”) for its 44.95% partnership interests and accounted for it as an equity method investee. The Fund 2018 is established, managed and operated in China with a focus on investments in the e-commerce related sectors in China.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

10.	Property, equipment and software, net

The following is a summary of property, equipment and software, net:

	As of December 31,
	2017	2018
	RMB	RMB
Equipment	44,370	51,904
Leasehold improvements	28,299	30,701
Servers	36,896	36,151
Office furniture, vehicles and logistics equipment	20,999	20,125
Portable power banks and charging boxes	383,031	691,596
Software	9,157	8,487
Building	118,276	119,066
Total	641,028	958,030
Less: Accumulated depreciation	(124,446)	(248,253)
Net book value	516,582	709,777

Depreciation expenses for the years ended December 31, 2016, 2017 and 2018 were RMB29,292, RMB50,891 and RMB151,574, respectively.

11.	Land use rights, net

	As of December 31,
	2017	2018
	RMB	RMB
Cost:
Land use rights	84,068	170,279
Less: Accumulated amortization	(3,222)	(5,622)
Land use rights, net	80,846	164,657

The expiry dates of the land use rights are from January 2066 to July 2068.

Amortization expenses for land use rights for the years ended December 31, 2016, 2017 and 2018 were RMB1,541, RMB1,681 and RMB2,400, respectively.

12.	Goodwill

The changes in the carrying amount of goodwill were as follows:

	E-Commerce	Jiedian	Total
	RMB	RMB	RMB
Balance at January 1, 2017	15,291	-	15,291
Goodwill acquired (Note 4)	-	105,219	105,219
Balance at December 31, 2017	15,291	105,219	120,510
Impairment of Goodwill	(15,291)	-	(15,291)
Balance at December 31, 2018	-	105,219	105,219

For the year ended December 31, 2017, the Group performed a qualitative assessment for the E-Commerce reporting unit based on the requirements of ASC 350-20. The Group evaluated all relevant factors, weighed all factors in their entirety and concluded that it was not more likely than not that the fair values of the E-Commerce reporting unit was less than its respective carrying amount. Therefore, further impairment testing on goodwill was unnecessary as of December 31, 2017.

For the year ended December 31, 2018, the Group performed a quantitative assessment for the E-Commerce reporting unit by estimating the fair value of the reporting unit based on an income approach and recognized an impairment loss of RMB15,291 (US$2,224) as the carrying amount exceeded its fair value due to the continued decline of E-Commerce business in 2018.

For the years ended December 31, 2017 and 2018, the Group performed a quantitative assessment for the Jiedian reporting unit by estimating the fair value of the reporting unit based on an income approach. The fair value of the Jiedian reporting unit exceeded its respective carrying value and therefore, goodwill related to the Jiedian reporting unit was not impaired.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

13.	Accrued expenses and other current liabilities

The following is a summary of accrued expenses and other current liabilities:

	As of December 31,
	2017	2018
	RMB	RMB
Deposits from service providers	36,731	39,844
Customer deposits and funds payable (Note 2u)	193,261	709,679
Payroll and welfare benefits accruals	35,223	39,186
Server custody and bandwidth fee accruals	5,221	8,199
Professional fees payable	4,576	5,880
Rentals	584	1,518
Payables related to employee share options exercise	4,432	460
Accrual for purchase of property and equipment	38,012	6,057
Litigations accruals	-	38,000
Others	25,198	31,114
Total	343,238	879,937

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

14.	Taxation

(a) Value-Added Tax (VAT)

Under the PRC Provisional Regulations on Value-Added Tax, the Group’s revenue are subject to VAT at the rate of 16% for revenues generated from sales of products and power bank sharing services, less any deductible VAT already paid or borne by such entity. The Group’s revenues derived from services other than power bank sharing services and others are subject to VAT at a rate of 6%. The VAT balance is recorded in tax payable in the consolidated balance sheets.

(b) Income Taxes

For the year ended December 31, 2018, profit before tax of RMB127,395 comprised of RMB242,543 loss from PRC subsidiaries and RMB369,938 profit from non-PRC subsidiaries.

The following table sets forth current and deferred portion of income tax expenses/(benefits) of the Group:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Current tax provision	29,024	31,383	52,646
Deferred tax provision	2,580	(7,605)	(42,752)
Income tax expenses	31,604	23,778	9,894

Cayman Islands (“Cayman”)

Under the current laws of the Cayman Islands, the Group is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Entities incorporated in Hong Kong are subject to Hong Kong profit tax at a rate of 16.5% for income arising in or derived from Hong Kong, with half-rate of 8.25% may apply for the first HK$2,000 of assessable profits for years of assessment beginning on or after April 1, 2018.

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

In April 2008 with subsequent amendments and updates, the State Administration of Taxation, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the certification of High and New Technology Enterprises (“HNTE”) specifying the criteria and procedures. Reemake Media was granted as a HNTE in December 2012 and extended in September 2015, is entitled to the preferential CIT rate of 15% from 2015 through 2017.

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

Reconciliation of the differences between statutory tax rate and the effective tax rate

Substantially all of the Group’s income before tax is from the operations in the PRC. The following table sets forth reconciliation between the statutory CIT rate and the effective tax rate:

	For the Years Ended December 31,
	2016	2017	2018

Statutory income tax rates	25%	(25)%	25%
Effect of preferential tax	(5)%	(65)%	1%
Change in valuation allowance	(10)%	161%	31%
Permanent differences	7%	59%	5%
Effect of withholding tax	-	-	28%
Effect on tax rates in different tax jurisdiction	1%	51%	(83)%
Effective tax rate	18%	181%	7%

The permanent differences in 2016 were mainly attributable to non-tax deductible share based compensation expenses and impairment of investment security. The permanent differences in 2017 were mainly attributable to non-tax deductible share based compensation expenses, exchange loss and research and development super-deduction. The permanent differences in 2018 were mainly attributable to non-tax deductible share based compensation expenses, debt forgiveness and research and development super-deduction.

The aggregate amount of the preferential tax rate were RMB10,022, RMB8,605 and RMB1,669 for 2016, 2017 and 2018, respectively, and the per share effects of the preferential tax rate were RMB0.11, RMB0.06 and RMB0.01 for 2016, 2017 and 2018, respectively.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

14.	Taxation (continued)

Deferred tax assets and deferred tax liabilities

The following table sets forth the significant components of the Group’s aggregate deferred tax balances:

	As of December 31,
	2017	2018
	RMB	RMB
Deferred tax assets:
Net operating loss carry forwards	48,337	99,804
Excess advertising expenses carry forwards	7,717	909
Accrued payroll and other expenses	-	9,000
Assets impairment and others	10,560	30,096
Less: valuation allowance	(58,432)	(78,027)
Total deferred tax assets, net	8,182	61,782

Deferred tax liability:
Intangible assets acquired	2,595	2,180
Fair value changes of long-term investment	-	11,261
Total deferred tax liability, net	2,595	13,441

Presentation in the consolidated balance sheets:
Deferred tax assets	5,587	59,602
Deferred tax liabilities	-	(11,261)
Net deferred tax assets	5,587	48,341

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods. The Group recorded a valuation allowance against deferred tax assets of the Group's subsidiaries and VIEs that were individually in a cumulative loss as of December 31, 2017 and 2018.

The net operating loss carry forwards amounting RMB457,030 as of December 31, 2018 will expire in years 2019 to 2023 if not utilized.

Movement of valuation allowance

	As of December 31,
	2017	2018
	RMB	RMB
Balance at beginning of the year	(30,196)	(58,432)
Current period addition	(28,236)	(19,595)
Balance at the end of the year	(58,432)	(78,027)

Uncertainty tax position

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized tax benefits associated with the tax positions. As of December 31, 2017 and 2018, the Group did not have any significant unrecognized tax benefit. It is possible that the amount of unrecognised tax benefits will change in the next 12 months, however, an estimate of the range of the possible change cannot be made as this moment. Interest and penalties related to income tax matters, if any, is included in income tax expense.

In general, the PRC tax authority has up to five years to conduct examinations of the Group’s PRC entities’ tax filings. Accordingly, the Group’s PRC entities’ tax years 2013 through 2018 remain open to examination by the PRC taxing authorities.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

14.	Taxation (continued)

Withholding tax on undistributed dividends

The CIT Law and its relevant regulations impose a withholding income tax of 10% on dividends distributed from post-2007 earnings by an FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between the mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE and be able to pass the relevant beneficiary test).

Under U.S. GAAP, undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. The presumption may be overcome if the Company has sufficient evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely.

The Group intends to re-invest all earnings generated from its entities in the PRC indefinitely or be subject to a significant withholding tax should its policy change to allow for earnings distribution offshore. As of December 31, 2018, the Group did not record any withholding tax on the earnings of its entities in the PRC as the Company intends to re-invest its earnings of RMB1,213,937 for use in the operation and expansion of its business in China. The unrecognized deferred tax liabilities for permanently re-invested earnings of the Group’s entities in the PRC was RMB121,394 as of December 31, 2018.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

15.	Ordinary shares

On December 31, 2013, all the shareholders of the Company adopted a resolution and all the directors of the Company also approved to implement a dual class voting structure (the “Dual Class Structure”). The Dual Class Structure was implemented immediately upon the completion of the IPO of the Company on May 16, 2014. Holders of ordinary shares have the right to receive notice of, attend, speak and vote at general meetings of the Company, and shall, at all times, vote together as one class on all matters submitted to a vote for Members’ consent. Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at general meetings of the Company, and each Class B Ordinary Share shall be entitled to ten (10) votes on all matters subject to the vote at general meetings of the Company. All of the Company’s shares held, directly or indirectly, by Mr. Leo Ou Chen and Mr. Yusen Dai, and their respective affiliates (including shares held by Super ROI Global Holding Limited, Pinnacle High-Tech Limited, or any other company, trust, nominee or agent, if any) were immediately and automatically converted and re-designated into Class B ordinary shares on a one to one basis. Except for the Company’s shares held, directly or indirectly, by Mr. Leo Ou Chen and Mr. Yusen Dai, and their respective affiliates, all of other outstanding ordinary shares prior to IPO were designated as Class A Ordinary Shares and all of outstanding preference shares were automatically converted into Class A Ordinary Shares on a one-for-one basis immediately upon the completion of the IPO. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

The Company believes that the incremental value for the super voting right is minimal as there was no change in control.

Upon completion of the Company's IPO on May 16, 2014, the Company's shares were divided into Class A ordinary shares and Class B ordinary shares, at par value of US$0.00025. As of December 31, 2018, 840,000,000 Class A ordinary shares, 60,000,000 Class B ordinary shares and 100,000,000 discretionary shares had been authorized, of which 73,187,255 Class A ordinary shares and 50,892,198 Class B ordinary shares were outstanding.

During the years ended December 31, 2017 and 2018, 1,912,642 and 6,000,000 Class B ordinary shares, respectively, were converted into Class A ordinary shares.

On April 30, 2018, the Company announced that its board of directors authorized a share repurchase program under which the Company may repurchase up to US$100 million of its shares over the next 12 months. In 2018, the Company repurchased 26,060,436 ordinary shares on the open market with a total consideration of RMB402,133.

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

Service-based share options

The Company granted nil, 1,100,000 and nil serviced-based share options to its officers, directors and employees for the years ended December 31, 2016, 2017 and 2018, respectively under the 2011 Plan and 2014 Plan. These awards generally vest over a four year term. These awards are accounted for in accordance with ASC 718 Compensation – Stock Compensation.

Share-based compensation expenses related to service-based share options of RMB28,655, RMB9,980 and RMB7,624 were recognized in the consolidated statements of comprehensive income/(loss) for the years ended December 31, 2016, 2017 and 2018, respectively. The unamortized compensation costs related to unvested awards not yet recognized were RMB7,597 as of December 31, 2018, which is expected to be recognized over a weighted average period of 1.25 years and would be adjusted for actual forfeitures occurring in the future. No income tax benefit was recognized in the consolidated statements of comprehensive income/(loss) for share-based compensation arrangements for the years ended December 31, 2016, 2017 and 2018, as no tax deduction was claimed. There was no compensation cost capitalized for the years ended December 31, 2016, 207 and 2018.

The summary of service-based share options activities under the Share Incentive Plan as of December 31, 2018, and changes during the years, is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Weighted Average fair value at grant date	Aggregate Intrinsic Value
		US$	In years	US$	US$
Outstanding as of December 31, 2016	1,752,270	6.70	6.73	6.27	4,289
Granted	1,100,000	2.34		1.49
Forfeited	(35,983)	13.71		8.64
Exercised	(178,395)	0.95		5.49	351
Outstanding as of December 31, 2017	2,637,892	5.18	7.42	4.30	2,420
Forfeited	(103,171)	2.62		1.46
Exercised	(255,208)	0.71		3.18	285
Outstanding as of December 31, 2018	2,279,513	5.79	6.62	4.55	580
Vested and expected to vest as of December 31, 2018	2,279,513	5.79	6.62		580
Exercisable as of December 31, 2018	1,130,739	6.62	5.59		470

The weighted average grant date fair value of options vested during 2016, 2017 and 2018 was US$6.33, US$6.00 and US$2.93, respectively.

No option expired during the years ended December 31, 2016, 2017 and 2018.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

16.	Share based compensation (continued)

The share-based compensation expenses are measured at the fair value of the award as calculated under the Binomial option-pricing model. Assumptions used in the Binomial option-pricing model are presented below:

	For the years ended December 31,
	2016	2017	2018
Risk-free interest rates (%)(1)	NA	2.33%~2.41%	NA
Exercise multiples(2)	NA	2.5 times	NA
Expected dividend yield(3)	NA	0%	NA
Expected volatility (%)(4)	NA	63%~65%	NA
Contract life	NA	10 years	NA

1.	The risk-free interest rate is based on the implied yield rates of China government bonds denominated in US$ for a term consistent with the expected life of the awards in effect at the time of grant if such rates are available.

2.	The expected exercise multiple is the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. As the Company did not have sufficient information of past employee exercise history, it was estimated by referencing to Valuing Employee Stock Options (published by John Wiley & Sons. Inc. 2004 edition), a well-accepted academic publication.

3.	The dividend yield was estimated based on the Company’s expected dividend policy over the expected life of the options.

4.	The Company estimates the volatility of its common stock at the date of grant based on the historical volatility of similar U.S. and Hong Kong public companies for a period equal to the expected life preceding the grant date.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

16.	Share based compensation (continued)

Services-Based Restricted Share Units

The summary of Service-Based Restricted Share Units activities as of December 31, 2018, and changes during the years, is presented below:

Restricted Shares	Number of Shares	Weighted-Average Grant-Date Fair Value
		US$
Unvested as of December 31, 2016	241,266	11.77
Granted	575,000	3.75
Vested	(131,782)	8.48
Forfeited	(47,909)	15.64
Unvested as of December 31, 2017	636,575	4.92
Vested	(289,663)	5.61
Forfeited	(205,000)	3.78
Unvested as of December 31, 2018	141,912	5.15

For the years ended December 31, 2016, 2017 and 2018, total share-based compensation expenses recognized by the Company for the RSUs granted were RMB9,615, RMB9,410 and RMB5,594, respectively.

As of December 31, 2018, there were RMB2,932 of unrecognized share-based compensation expenses related to the RSUs granted. The expenses are expected to be recognized over a weighted-average period of 2.14 years.

Jiedian equity incentive plan (“Jiedian Plan”)

Jiedian also has an equity incentive plan granting share-based awards. Jiedian granted awards equivalent to approximately 2.1% of Jiedian’s equity interest on a fully diluted basis in 2017. The grant date fair value of the award granted was RMB9,871 for the year ended December 31, 2017. The Group recognized share-based compensation expenses of RMB4,320 for the liability awards granted during the year ended December 31, 2017 and reversed share-based compensation expense of RMB379 as a result of forfeitures of awards during the year ended December 31, 2018. As of December 31, 2018, the unrecognized compensation expenses related to Jiedian Plan was RMB495. The expenses are expected to be recognized over a weighted-average period of 1.71 years.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

17.	Net income/(loss) per share

Immediately prior to the completion of the IPO, the Company adopted Dual Class Structure. Holders of Class A ordinary shares and Class B ordinary shares have the same rights, except for voting rights and conversion rights. Holders of Class A ordinary shares are entitled to one vote per share in all shareholders' meetings, while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the discretion of the Class B shareholders thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. The Class A and Class B ordinary shares have the same rights except for voting rights. Therefore, the two-class method of computing net income per share is not applicable.

The following table sets forth the computation of basic and diluted net income/(loss) per share attributable to Jumei’s ordinary shareholders for the periods indicated:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Numerator:
Numerator for basic and diluted income/(loss) per share attributable to Jumei’s ordinary shareholders	142,224	(36,978)	117,229

Denominator:
Weighted average number of ordinary shares – basic	149,477,388	149,790,335	141,291,417
Dilutive effect of share options	573,230	-	433,028
Dilutive effect of RSUs	18,587	-	39,013
Weighted average number of ordinary shares – diluted	150,069,205	149,790,335	141,763,458

Net income/(loss) per share attributable to Jumei’s ordinary shareholders
- Basic	0.95	(0.25)	0.83
- Diluted	0.95	(0.25)	0.83

Potentially dilutive securities that were not included in the calculation of dilutive net income per share because where their inclusion would have been anti-dilutive included share options of 2,016,482 for the year ended December 31, 2016. All potentially dilutive securities were not included in the calculation of dilutive net income per share for the year ended December 31, 2017 as their effects would be anti-dilutive. Potentially dilutive securities that were not included in the calculation of dilutive net income per share because where their inclusion would have been anti-dilutive included share options of 1,690,563 for the year ended December 31, 2018.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

18.	Commitments and contingencies

(a)	Commitments

The Group leases its facilities and offices under non-cancelable operating lease agreements. The rental expenses were RMB95,688, RMB74,390 and RMB68,757 for the years ended December 31, 2016, 2017 and 2018, respectively.

As of December 31, 2018, future minimum commitments under non-cancelable agreements were as follows:

Operating lease
RMB
2019	45,400
2020	29,011
2021	15,098
Total	89,509

As of December 31, 2018, Capital commitments for the logistic warehouse construction under non-cancellable agreements were as follows:

Construction in progress
RMB
2019~2020	226,725

Other than those shown above, the Group did not have any other significant commitments, long-term obligations, or guarantees as of December 31, 2018.

(b)	Contingencies

As of December 31, 2018, the Group was involved in a number of legal proceedings or claims related to patent infringement and defamation, among others. Adverse results from these lawsuits may include awards of damages, or, to a certain extent, even compel a change in the Group’s business practices, which could result in a loss of revenue or otherwise harm the business of the Group.

The Group received a series of patent infringement claims against one of its subsidiaries, which operates the power bank sharing services. The Group accrued a loss of RMB38 million for the year ended December 31, 2018 based on the current court judgments for those legal proceedings with trial results. The Group appealed to the judgments received but no final outcome revealed.

For the remaining legal proceedings over patent infringement, the Group is currently unable to estimate a reasonably possible loss or a range of reasonably possible losses due to these legal proceedings are within early stages with considerable uncertainty regarding the ultimate resolutions, and there is a lack of clear or consistent interpretation of laws related to the industry-specific complaints among different jurisdictions. However, the Group believes that such matters, individually and in the aggregate, when finally resolved, are not reasonably possible to have a material adverse effect on the Group’s consolidated results of operations, financial position and cash flows.

With respect to the limited number of proceedings for which the Group was able to estimate the reasonably possible losses or the range of reasonably possible losses, the estimated loss in aggregate was insignificant.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

19.	Related party transactions

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2018:

Name of related parties	Relationship with the Group
Beijing Jushangminghui Commerce and Trade Co., Ltd.	A company controlled by a beneficial owner of the Company and his immediate family member
Beijing Fanbosha Commerce and Trade Co., Ltd.	A company controlled by a beneficial owner of the Company and his immediate family member
Fund 2016	An investee of the Group accounted for as equity method
Fund 2018	An investee of the Group accounted for as equity method

During the years ended December 31, 2016, 2017 and 2018, significant related party transactions were as follows:

(a)	The transactions with related parties are as follows:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Interest income of loans receivable:
Fund 2016	1,584	7,344	5,188

(b)	The Group had the following balances with the related parties:

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB
Loan receivable from Fund 2016	73,330	73,330	-
Interest receivable from Fund 2016	1,584	8,928	-

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

20.	Segment reporting

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

The table below provides a summary of the Group’s operating segment results for the years ended December 31, 2016, 2017 and 2018.

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Net revenues:
E-commerce	6,277,183	5,768,243	3,427,289
New Businesses	-	73,732	879,179
Inter-segment*	-	(25,143)	(17,600)
Total consolidated net revenues	6,277,183	5,816,832	4,288,868

Operating income/(loss):
E-commerce	132,255	95,012	(307,959)
New Businesses	-	(133,237)	37,049
Inter-segment*	-	-	-
Total segment operating income/(loss)	132,255	(38,225)	(270,910)
Total consolidated operating income/(loss)	132,255	(38,225)	(270,910)
Total other income, net	49,531	25,025	398,305
Income/(loss) before tax	181,786	(13,200)	127,395

(*) The inter-segment eliminations mainly consist of revenues related to research and development services and warehouse services provided by E-commerce to New Businesses.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data)

21. Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Company’s subsidiaries, the VIEs and VIEs’ subsidiaries incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries, the VIEs and VIEs’ subsidiaries incorporated in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to the Company’s shareholders. Except for the above, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries, the VIEs and VIEs’ subsidiaries to satisfy any obligations of the Company.

The Company performed a test on the restricted net assets of consolidated subsidiaries, VIEs and the subsidiary of the VIEs (the "Restricted Net Assets") in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), "General Notes to Financial Statements" and concluded that the Restricted Net Assets did not exceed 25% of the consolidated net assets of the Company as of December 31, 2018.

22. Subsequent event

On February 22, 2019, the Group entered into a definitive agreement with Suzhou Industrial Park Land and Resources Bureau (the “Bureau”), for the Bureau to repurchase the State-owned Construction Land Use Right (Land Registered No. 43622) with a total consideration of RMB53 million. The Group derecognized the land use right upon transfer of title and receipt of the proceeds.

